Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249292

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Cole Office & Industrial REIT (CCIT III), Inc.

To the Stockholders of Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”):

On August 30, 2020, CCIT III, CIM Real Estate Finance Trust, Inc., a Maryland corporation (“CMFT”), and Thor III Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of CMFT (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended November 3, 2020, the “CCIT III Merger Agreement”) pursuant to which CCIT III will merge with and into Merger Sub (the “CCIT III Merger”), with Merger Sub surviving the CCIT III Merger, such that following the CCIT III Merger, the surviving entity will continue as a wholly owned subsidiary of CMFT. Pursuant to the CCIT III Merger Agreement, at the effective time of the CCIT III Merger, each issued and outstanding share of CCIT III’s Class A common stock, $0.01 par value per share, and Class T common stock, $0.01 par value per share (collectively, the “CCIT III Common Stock”), will be converted into the right to receive 1.098 shares of CMFT’s common stock, $0.01 par value per share (“CMFT Common Stock”).

The CCIT III Merger Agreement was entered into after a thorough due diligence and negotiation process conducted by a special committee of CCIT III’s board of directors (the “CCIT III Special Committee”) and a special committee of CMFT’s board of directors (the “CMFT Special Committee”), each of which was comprised solely of independent directors and each of which engaged separate legal counsel and financial advisors. The boards of directors of each of CCIT III and CMFT, based on the unanimous recommendation of the CCIT III Special Committee and CMFT Special Committee, respectively, each unanimously approved the CCIT III Merger. The obligations of CCIT III and CMFT to effect the CCIT III Merger are subject to the satisfaction or waiver of several conditions set forth in the CCIT III Merger Agreement, as described in this proxy statement/prospectus, including the approval of CCIT III stockholders.

CCIT III will hold a special meeting of its stockholders on December 17, 2020 (the “CCIT III Special Meeting”) to vote on the CCIT III Merger and the other proposals described in this proxy statement/prospectus. After careful consideration, and following the unanimous recommendation of the CCIT III Special Committee, the CCIT III board of directors unanimously recommends that you vote “FOR” each of the proposals to be considered at the CCIT III Special Meeting.

No matter the size of your investment in CCIT III, your vote is very important. Whether or not you expect to attend the CCIT III Special Meeting, please authorize a proxy to vote on your behalf as promptly as possible by completing, signing, dating and mailing your proxy card in the pre-addressed postage-paid envelope provided or by authorizing your proxy by one of the other methods specified in this proxy statement/prospectus. This saves CCIT III time and money it would otherwise spend to solicit your vote.

If the CCIT III Merger was consummated on June 30, 2020, the portfolio of the surviving company (the “CCIT III/CMFT Combined Company”) would have a total asset value of approximately $4.08 billion, consisting of 383 properties in 42 states comprised of approximately 18.5 million square feet. On a pro forma basis, the CCIT III/CMFT Combined Company portfolio would have an occupancy rate as of June 30, 2020 of approximately 95%.

Concurrently with its entry into the CCIT III Merger Agreement, CMFT entered into a separate definitive agreement to acquire Cole Credit Property Trust V, Inc. (“CCPT V”). The consummation of CMFT’s merger with CCPT V and the CCIT III Merger are not contingent upon one another. However, if both mergers were consummated on June 30, 2020, the portfolio of the surviving company (the “Fully Combined Company”) would have a total asset value of approximately $4.8 billion, consisting of 533 properties in 45 states comprised of approximately 22.0 million square feet. On a pro forma basis, the Fully Combined Company portfolio would have an occupancy rate as of June 30, 2020 of approximately 95.3%.

This proxy statement/prospectus provides you with detailed information about the CCIT III Special Meeting, the CCIT III Merger Agreement, the CCIT III Merger and other related matters. We encourage you to read this proxy statement/prospectus in its entirety before voting. In particular, you should carefully consider the discussion in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 29.

Sincerely,

Richard S. Ressler

Chairman of the Board of Directors, Chief Executive Officer and President

Cole Office & Industrial REIT (CCIT III), Inc.

Neither the Securities and Exchange Commission nor any state securities regulatory authority has approved or disapproved of the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated November 10, 2020, and is first being mailed to CCIT III stockholders on or about November 13, 2020.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

2398 Camelback Road, 4th Floor

Phoenix, Arizona 85016

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Stockholder of Cole Office & Industrial REIT (CCIT III), Inc.:

You are cordially invited to attend a special meeting of stockholders (the “CCIT III Special Meeting”) of Cole Office & Industrial REIT (CCIT III), Inc., a Maryland corporation (“CCIT III”), to be held at 9:00 a.m. Pacific Time on December 17, 2020. The meeting will be held as a virtual meeting conducted exclusively via live webcast at www.proxydocs.com/CCITIII. For procedures for attending the virtual meeting, please refer to the section entitled “Questions and Answers about the CCIT III Merger and the CCIT III Special Meeting” beginning on page 1 of this proxy statement/prospectus.

The purpose of the CCIT III Special Meeting is to consider and vote upon the following proposals:

1.

CCIT III Merger Proposal: A proposal to approve the merger of CCIT III with and into a wholly owned subsidiary of CIM Real Estate Finance Trust, Inc., a Maryland corporation (“CMFT”), pursuant to the Agreement and Plan of Merger, dated as of August 30, 2020, as amended November 3, 2020, by and among CCIT III, CMFT and Thor III Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of CMFT (“Merger Sub”), which proposal we refer to as the “CCIT III Merger Proposal.”

2.

CCIT III Charter Amendment Proposal: A proposal to approve the amendment of the charter of CCIT III to remove the provisions related to “Roll-Up Transactions,” which proposal we refer to as the “CCIT III Charter Amendment Proposal.”

3.

Adjournment of the CCIT III Special Meeting: A proposal to approve any adjournments of the CCIT III Special Meeting for the purposes of soliciting additional proxies if there are not sufficient votes at the meeting to approve the CCIT III Merger Proposal or the CCIT III Charter Amendment Proposal, if necessary or appropriate, as determined by the chair of the CCIT III Special Meeting, which proposal we refer to as the “CCIT III Adjournment Proposal.”

THE CCIT III BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” EACH OF THE ABOVE PROPOSALS.

Approval of each of the CCIT III Merger Proposal and CCIT III Charter Amendment Proposal is a condition to the consummation of the CCIT III Merger. If either of such proposals is not approved, the CCIT III Merger will not be consummated.

The CCIT III board of directors has fixed the close of business on October 13, 2020 as the record date for the CCIT III Special Meeting. Only the holders of record of shares of CCIT III’s Class A common stock, $0.01 par value per share (the “CCIT III Class A Common Stock”), and holders of record of shares of CCIT III’s Class T common stock, $0.01 par value per share (the “CCIT III Class T Common Stock” and, collectively with the CCIT III Class A Common Stock, the “CCIT III Common Stock”), as of the close of business on October 13, 2020 are entitled to notice of and to vote at the CCIT III Special Meeting and any adjournment or postponement thereof.

This proxy statement/prospectus is dated as of November 10, 2020 and is first being mailed to you on or about November 13, 2020. We urge you to carefully read this proxy statement/prospectus in its entirety, including the annexes and any other documents incorporated by reference therein.

Your vote is important regardless of the number of shares of CCIT III Common Stock that you own. Whether or not you plan to attend the CCIT III Special Meeting via live webcast, please authorize a proxy to vote on your behalf as promptly as possible by (1) visiting the Internet site listed on the accompanying proxy card, (2) calling the toll-free number listed on the accompanying proxy card or (3) submitting the accompanying proxy card by mail. Submitting a proxy will help to secure a quorum and reduce solicitation costs that may otherwise be incurred by CCIT III. Any eligible holder of CCIT III Common Stock who is present at the CCIT III Special Meeting may vote online via live webcast, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the CCIT III Special Meeting in the manner described in this proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the bank, broker or other nominee.

CCIT III and CMFT file reports and other important business and financial information with the U.S. Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with the SEC by CCIT III and CMFT by requesting them from the proxy solicitor of CCIT III as follows:

Mediant Communications Inc.

PO Box 8035

Cary, NC 27512

(844) 280-5346

You will not be charged for any of the documents that you request.

To receive documents in advance of the CCIT III Special Meeting, please make a request for such documents no later than December 10, 2020 for documents requested to be sent by mail and December 16, 2020 for documents requested to be sent by email.

You may also obtain such documents through the SEC website at www.sec.gov. In addition, you may obtain copies of such documents at www.cimgroup.com/investment-strategies/individual/for-shareholders under the section “SEC Filings.” Information included in the foregoing websites is not incorporated by reference into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents at these websites only for your convenience.

By Order of the CCIT III Board of Directors,

Laura Eichelsderfer

Secretary

Cole Office & Industrial REIT (CCIT III), Inc.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by CMFT (File No. 333-249292) with the SEC constitutes a prospectus of CMFT for purposes of the Securities Act (as defined below) with respect to the shares of CMFT Common Stock to be issued to CCIT III stockholders in exchange for shares of CCIT III Common Stock pursuant to the CCIT III Merger Agreement. This proxy statement/prospectus also constitutes a proxy statement for CCIT III for purposes of the Exchange Act (as defined below). In addition, it constitutes a notice of meeting with respect to the CCIT III Special Meeting.

You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated November 10, 2020. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this proxy statement/prospectus to CCIT III stockholders nor the issuance by CMFT of CMFT Common Stock to CCIT III stockholders pursuant to the CCIT III Merger Agreement will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding CMFT has been provided by CMFT, and information contained in this proxy statement/prospectus regarding CCIT III has been provided by CCIT III.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person or entity to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Unless otherwise stated or as the context otherwise requires, all references in this proxy statement/prospectus to:

•	“CCI III Management” are to Cole Corporate Income Management III, LLC, a Delaware limited liability company, which is an affiliate of CIM and the external advisor of CCIT III;

•	“CCIT II” are to Cole Office & Industrial REIT (CCIT II), Inc., a Maryland corporation;

•

“CCIT II Merger” are to the previously proposed merger of CCIT II with and into Thor II Merger Sub, LLC, a wholly owned subsidiary of CMFT, pursuant to that certain Agreement and Plan of Merger, dated as of August 30, 2020, as amended on each of October 22, 2020 and October 24, 2020, by and among such parties;

•

“CCIT II Merger Agreement” are to the Agreement and Plan of Merger by and among CMFT, CCIT II and Thor II Merger Sub, LLC, dated as of August 30, 2020, as amended on each of October 22, 2020 and October 24, 2020;

•	“CCIT III” are to Cole Office & Industrial REIT (CCIT III), Inc., a Maryland corporation;

•

“CCIT III Advisory Agreement” are to the Advisory Agreement, dated as of September 22, 2016, by and between CCIT III and CCI III Management, as amended by the First Amendment thereto, dated as of June 23, 2017, and as further amended by the Termination Agreement;

•	“CCIT III Board” are to the board of directors of CCIT III;

•	“CCIT III Bylaws” are to the bylaws of CCIT III as in effect on the date of this proxy statement/prospectus;

•	“CCIT III Charter” are to the charter of CCIT III as in effect on the date of this proxy statement/prospectus;

•	“CCIT III Charter Amendment” are to the proposed amendment to the CCIT III Charter to remove the provisions related to Roll-Up Transactions;

•	“CCIT III Class A Common Stock” are to the Class A common stock, $0.01 par value per share, of CCIT III;

i

•	“CCIT III Class T Common Stock” are to the Class T common stock, $0.01 par value per share, of CCIT III;

•	“CCIT III Common Stock” are to the CCIT III Class A Common Stock and the CCIT III Class T Common Stock;

•	“CCIT III Equity Plan” are to the Cole Office & Industrial REIT (CCIT III), Inc. 2018 Equity Incentive Plan;

•	“CCIT III Exchange Ratio” are to 1.098 shares of CMFT Common Stock per share of CCIT III Common Stock;

•

“CCIT III Merger” are to the merger of CCIT III with and into Merger Sub, as a result of which Merger Sub will survive as an indirect, wholly owned subsidiary of CMFT, pursuant to the CCIT III Pre-Amendment Merger Agreement and the CCIT III Merger Agreement as the context shall require;

•	“CCIT III Merger Agreement” are to the CCIT III Pre-Amendment Merger Agreement as amended by the Amendment No. 1 thereto, dated as of November 3, 2020, by and among CMFT, Merger Sub and CCIT III;

•	“CCIT III Pre-Amendment Exchange Ratio” are to 1.093 shares of CMFT Common Stock per share of CCIT III Common Stock”

•	“CCIT III Pre-Amendment Merger Agreement” are to the Agreement and Plan of Merger, dated as of August 30, 2020, by and among CMFT, Merger Sub and CCIT III;

•

“CCIT III Special Committee” are to the special committee of the CCIT III Board, comprised solely of independent directors that was formed by the CCIT III Board in connection with the evaluation of certain strategic alternatives involving CMFT, including the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement;

•	“CCIT III Special Meeting” are to the special meeting of CCIT III stockholders to be held via virtual webcast on December 17, 2020;

•	“CCIT III/CMFT Combined Company” are to CMFT immediately following the consummation of the CCIT III Merger;

•	“CCO Capital” are to CCO Capital, LLC, CCIT III’s dealer manager;

•	“CCPT V” are to Cole Credit Property Trust V, Inc., a Maryland corporation;

•

“CCPT V Merger” are to the merger of CCPT V with and into Thor V Merger Sub, LLC, a wholly owned subsidiary of CMFT, as a result of which Thor V Merger Sub, LLC will survive as a wholly owned subsidiary of CMFT, pursuant to that certain Agreement and Plan of Merger, dated as of August 30, 2020, as amended on each of October 22, 2020, October 24, 2020 and October 29, 2020, by and among such parties;

•	“CIM” are to CIM Group, LLC, a Delaware limited liability company;

•	“CIM Income NAV” are to CIM Income NAV, Inc., a Maryland corporation;

•	“CMFT” are to CIM Real Estate Finance Trust, Inc., a Maryland corporation;

•	“CMFT Board” are to the board of directors of CMFT;

•	“CMFT Bylaws” are to the bylaws of CMFT as in effect on the date of this proxy statement/prospectus;

•	“CMFT Charter” are to the charter of CMFT as in effect on the date of this proxy statement/prospectus;

•	“CMFT Common Stock” are to the common stock, $0.01 par value per share, of CMFT;

•	“CMFT Equity Plan” are to the CIM Real Estate Finance Trust, Inc. 2018 Equity Incentive Plan;

•	“CMFT Management” are to CIM Real Estate Finance Management, LLC, a Delaware limited liability company, an affiliate of CIM and the external advisor to CMFT;

•	“CMFT Management Agreement” are to the Amended and Restated Management Agreement, dated as of August 20, 2019, by and between CMFT and CMFT Management;

•	“CMFT OP” are to CIM Real Estate Finance Operating Partnership, LP, a Delaware limited partnership and the operating partnership of CMFT;

•

“CMFT Special Committee” are to the special committee of the CMFT Board, comprised solely of independent directors that was formed by the CMFT Board in connection with the evaluation of certain strategic alternatives, including the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement;

•	“Code” are to the Internal Revenue Code of 1986, as amended;

•	“Combined Company” are to CMFT following one or both of the Mergers, as the context requires;

•	“COVID-19” are to the current novel coronavirus;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	“Excluded Shares” means all shares of CCIT III Common Stock held, as of immediately prior to the effective time of the CCIT III Merger, by CMFT or any wholly owned subsidiary of CMFT or CCIT III;

•	“Fully Combined Company” are to CMFT immediately following the consummation of the Mergers;

•	“Investment Company Act” are to the Investment Company Act of 1940, as amended;

•	“IRS” are to the Internal Revenue Service;

•	“Merger Sub” are to Thor III Merger Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of CMFT;

•	“Mergers” are to the CCIT III Merger and the CCPT V Merger, collectively;

•	“MGCL” are to the Maryland General Corporation Law;

•	“MLLCA” are to the Maryland Limited Liability Company Act;

•	“NAV” are to the net asset value of an entity;

•	“Outside Date” are to May 30, 2021;

•	“REIT” are to real estate investment trust;

•

“Roll-Up Transactions” are to certain transactions restricted by the CCIT III Charter involving the acquisition, merger, conversion or consolidation either directly or indirectly of CCIT III and the issuance to CCIT III stockholders of securities of a partnership, real estate investment trust, corporation, trust or similar entity that would be created or would survive such transaction (a “Roll-Up Entity”);

•	“SDAT” are to the State Department of Assessments and Taxation of the State of Maryland;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Stanger” are to Robert A. Stanger & Co., Inc., the financial advisor to the CCIT III Special Committee;

•	“Termination Agreement” are to the letter agreement dated as of August 30, 2020, by and between CCIT III and CCI III Management; and

•	“TRS” are to a taxable REIT subsidiary.

v

QUESTIONS AND ANSWERS ABOUT

THE CCIT III MERGER AND THE CCIT III SPECIAL MEETING

The following are answers to some questions that CCIT III stockholders may have regarding the proposed transaction between CCIT III and CMFT and the other proposals being considered at the CCIT III Special Meeting. The information in this section may not provide all the information that could be important to CCIT III stockholders. CCIT III and CMFT urge you to carefully read this entire proxy statement/prospectus, including the Annexes incorporated by reference herein. See the section entitled “Where You Can Find More Information” on page 277 of this proxy statement/prospectus.

Q:	What is the CCIT III Merger and what is the CCPT V Merger?

A:

CCIT III and CMFT have entered into the CCIT III Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. On the terms and subject to the conditions of the CCIT III Merger Agreement, CCIT III will merge with and into Merger Sub, with Merger Sub surviving the CCIT III Merger as an indirect, wholly owned subsidiary of CMFT. In accordance with the applicable provisions of the MGCL and the MLLCA, the separate existence of CCIT III will cease at the effective time of the CCIT III Merger.

CMFT has also entered into an Agreement and Plan of Merger to acquire CCPT V. The consummation of the CCIT III Merger and the CCPT V Merger are not contingent upon the completion of the other.

Concurrently with entering into the CCIT III Merger Agreement, CMFT also entered into the CCIT II Merger Agreement. The consummation of the CCIT II Merger, the CCIT III Merger and the CCPT V Merger were not and are not conditioned on the consummation of any other merger. On October 29, 2020, the CCIT II Merger Agreement was terminated in accordance with its terms in order for CCIT II to enter into an alternative acquisition agreement with respect to a superior proposal (as such terms were defined in the CCIT II Merger Agreement). As a result, all provisions of the CCIT III Merger Agreement relating to CCIT II or the CCIT II Merger Agreement are no longer applicable.

Notwithstanding the consummation of one or both of the Mergers, CMFT, as the parent company of the surviving entities, will retain its existing name of “CIM Real Estate Finance Trust, Inc.”

Q:	What will CCIT III stockholders receive in the CCIT III Merger?

A:

At the effective time of the CCIT III Merger and subject to the terms and conditions of the CCIT III Merger Agreement, each issued and outstanding share of CCIT III Class A Common Stock and each issued and outstanding share of CCIT III Class T Common Stock will be converted automatically into the right to receive 1.098 shares of CMFT Common Stock, subject to the treatment of fractional shares in accordance with the CCIT III Merger Agreement. Based on the number of shares of CMFT Common Stock and CCIT III Common Stock outstanding on October 13, 2020, former CCIT III stockholders will own approximately 1% of the issued and outstanding shares of CMFT Common Stock following the CCIT III Merger. If the CCIT II Merger and CCPT V Merger are both consummated, then former CCIT III stockholders will own approximately 1% of the issued and outstanding shares of CMFT Common Stock, based on the number of shares of CMFT Common Stock, CCIT III Common Stock and shares of common stock of CCPT V outstanding on October 13, 2020, and assuming the exchange ratio in respect of the CCPT V Merger is 2.892 shares of CMFT Common Stock per share of CCPT V common stock. See “The CCIT III Merger Agreement—Merger Consideration” beginning on page 224 for additional information.

Q:	Why am I receiving this proxy statement/prospectus?

A:

The CCIT III Board is using this proxy statement/prospectus to solicit proxies of CCIT III stockholders in connection with the CCIT III Special Meeting. In addition, CMFT is using this proxy statement/prospectus as a prospectus for CCIT III stockholders because CMFT will issue shares of CMFT Common Stock to former CCIT III stockholders as consideration for the CCIT III Merger.

The CCIT III Merger cannot be completed unless, among other things, the holders of CCIT III Common Stock vote to approve the CCIT III Merger and the CCIT III Charter Amendment.

This proxy statement/prospectus contains important information about the CCIT III Merger, and you should read it carefully. The enclosed voting materials allow you to vote your shares of CCIT III Common Stock by proxy without attending the CCIT III Special Meeting online via virtual webcast.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible.

Q:	Why is the CCIT III Charter Amendment proposed?

A:

The CCIT III Charter presently contains substantive and procedural requirements for certain transactions involving the acquisition, merger, conversion or consolidation of CCIT III and the issuance of securities of the entity surviving such transaction to the former holders of CCIT III Common Stock. The CCIT III Charter Amendment, if adopted, would delete from the CCIT III Charter the restrictions and requirements related to such Roll-Up Transactions (and the associated definitions in the CCIT III Charter). A copy of the CCIT III Charter Amendment is attached to this proxy statement/prospectus as Annex B.

The CCIT III Merger would constitute a Roll-Up Transaction under the CCIT III Charter. The CCIT III Board believes that the application of the Roll-Up Transaction provisions would have made the CCIT III Merger more difficult and costly to complete. Because of the effect of these provisions on the CCIT III Merger, CCIT III and CMFT determined that it was necessary to amend the CCIT III Charter to eliminate these provisions. Accordingly, approval of the CCIT III Charter Amendment is a condition to each party’s obligation to complete the CCIT III Merger. See “Proposals Submitted to CCIT III Stockholders—Proposal 2: The CCIT III Charter Amendment Proposal” beginning on page 164 for a more detailed discussion of the CCIT III Charter Amendment.

Q:	Am I being asked to vote on any other proposals at the CCIT III Special Meeting in addition to the CCIT III Merger Proposal and CCIT III Charter Amendment Proposal?

A:

Yes. At the CCIT III Special Meeting, CCIT III stockholders will be asked to consider and vote to approve any adjournments of the CCIT III Special Meeting for the purposes of soliciting additional proxies if there are not sufficient votes at the meeting to approve the CCIT III Merger Proposal or the CCIT III Charter Amendment Proposal, if necessary or appropriate, as determined by the chair of the CCIT III Special Meeting. In the event of an adjournment, the meeting would be adjourned to another date, time or location (whether via webcast or physical location) as determined by the CCIT III Board.

Q:	How does the CCIT III Board recommend that CCIT III stockholders vote?

A:

The CCIT III Board recommends that CCIT III stockholders vote “FOR” the proposal to approve the CCIT III Merger, “FOR” the proposal to approve the CCIT III Charter Amendment and “FOR” the proposal to adjourn the CCIT III Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the CCIT III Merger and CCIT III Charter Amendment.

For a more complete description of the recommendation of the CCIT III Board, see “The CCIT III Merger—Recommendation of the CCIT III Board and Its Reasons for the CCIT III Merger” beginning on page 176.

Q:	Will CCIT III and CMFT continue to pay distributions prior to the closing of the CCIT III Merger?

A:

Yes, the CCIT III Merger Agreement permits the declaration and payment by CCIT III and CMFT of distributions in the ordinary course of business in an amount less than or equal to an annual rate of 5.0% of

CCIT III’s or CMFT’s NAV as of June 30, 2020, as applicable. In addition, the CCIT III Merger Agreement permits the declaration and payment by CCIT III and CMFT of any distribution that is reasonably necessary to maintain its REIT qualification or to avoid the imposition of entity level income or excise tax under the Code or applicable state law. For further information regarding the declaration and payment of distributions by CCIT III and CMFT prior to the effective time of the CCIT III Merger, see “Distributions” on page 223.

Q:	What is the status of CCIT III’s distribution reinvestment plan and share redemption program?

A:

In line with industry standard practices for transactions of this type and to ensure a stable share count through closing, in connection with the approval of the CCIT III Merger Agreement, the CCIT III Board suspended both the distribution reinvestment plan and the share redemption program as of August 30, 2020 until further notice. As a result, no further share repurchases will be processed and all CCIT III stockholders entitled to distributions will receive cash distributions in lieu of shares of CCIT III Common Stock.

Q:	What fees will the external advisor of CCIT III receive in connection with CCIT III Merger?

A:

CCI III Management will not receive any fees in connection with the CCIT III Merger. Concurrently with the entry into the CCIT III Merger Agreement, CCIT III and CCI III Management entered into the Termination Agreement, pursuant to which the CCIT III Advisory Agreement will be terminated at the effective time of the CCIT III Merger. CCI III Management also waived any “Subordinated Performance Fee” or “Disposition Fee” (each as defined in the CCIT III Advisory Agreement) that it would have been entitled to receive in connection with the CCIT III Merger. In the event the CCIT III Merger Agreement is terminated in accordance with its terms, the Termination Agreement will be automatically terminated and CCI III Management’s waiver of the foregoing fees will be null and void.

Q:	How do I attend the CCIT III Special Meeting?

A:

The CCIT III Special Meeting will be a completely virtual meeting conducted exclusively via live webcast and not at a physical location. The virtual meeting will be held on December 17, 2020, at 9:00 a.m. Pacific Time. To attend the CCIT III Special Meeting you must register prior to the registration deadline of December 15, 2020, at 2:00 p.m. Pacific Time. You can register to attend the meeting by logging into the www.proxydocs.com/CCITIII website and entering the 12- or 16-digit control number listed on the proxy card you received. You will then receive an email confirming that you registered and providing additional details. In addition, you will receive an email one hour prior to you the start time for the meeting with a unique url link that will allow you to join the meeting. To attend the CCIT III Special Meeting, you will need the control number included on your proxy card if you are a stockholder of record or included with your voting instruction form provided by your bank, broker or other nominee if you hold your shares of CCIT III Common Stock in street name through an account with an intermediary. You may log into the CCIT III Special Meeting website at www.proxydocs.com/CCITIII and enter your control number beginning 15 minutes before the commencement of the CCIT III Special Meeting. Instructions on how to attend and participate online at the CCIT III Special Meeting, including how to ask questions and vote, are posted at www.proxydocs.com/CCITIII.

If you encounter any technical difficulties with the virtual meeting platform during the check-in process or during the meeting, please call the number provided in the access email you will receive one hour before the CCIT III Special Meeting for assistance beginning at 8:00 a.m. Pacific Time, and until the meeting is finished.

Q:	Who can vote at the CCIT III Special Meeting?

A:

All holders of CCIT III Common Stock of record as of the close of business on October 13, 2020, the record date for the CCIT III Special Meeting, are entitled to receive notice of and to vote at the CCIT III Special Meeting and at any adjournment or postponement thereof. As of the record date, there were 3,229,444.246 shares of CCIT III Common Stock outstanding and entitled to vote at the CCIT III Special Meeting held by approximately 357 holders of record.

Pursuant to the CCIT III Charter and in accordance with the CCIT III Merger Agreement, CCI III Management, directors of CCIT III and certain affiliates of such persons and CCIT III are not entitled to vote their shares of CCIT III Common Stock in respect of the CCIT III Merger Proposal, and will not be considered in determining the number of shares entitled to vote on such proposal. See “The CCIT III Special Meeting—Voting by CCI III Management, CCIT III Directors and Affiliates” beginning on page 157.

Q:	What constitutes a quorum?

A:

The CCIT III Charter and CCIT III Bylaws provide that the presence in person via the live webcast or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast on the matter constitutes a quorum at a meeting of its stockholders. Shares that are voted, shares abstaining from voting and broker non-votes are treated as being present at the CCIT III Special Meeting for purposes of determining whether a quorum is present.

Q:	What vote is required to approve each proposal at the CCIT III Special Meeting?

A:

Approval of each of the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal requires the affirmative vote of a majority of all of the outstanding shares of CCIT III Class A Common Stock and CCIT III Class T Common Stock, voting together as a single class, entitled to be cast on such proposals as of the close of business on the record date.

Approval of the CCIT III Adjournment Proposal requires the affirmative vote of a majority of all the votes cast on such proposal at the CCIT III Special Meeting. Any shares not voted (whether by abstention, broker non-vote or otherwise) have no impact on the vote on such proposal.

Q:	Do any of CCIT III’s executive officers or directors have interests in the CCIT III Merger that differ from those of CCIT III stockholders?

A:

Some of CCIT III’s executive officers and directors have interests in the CCIT III Merger that are different from, or in addition to, their interests as CCIT III stockholders, including, among other things, the treatment under the CCIT III Merger Agreement of restricted share awards held by CCIT III’s independent directors, the indemnification of CCIT III’s directors and executive officers by CMFT from certain legal proceedings and the fact that CCO Group, LLC and its subsidiaries (collectively, “CCO Group” or “Sponsor”), the sponsor of both CCIT III and CMFT, which sponsor may be considered to be controlled by certain directors of CCIT III and CMFT, will continue to receive fees in respect of management services provided to the Combined Company following the Mergers. The independent members of the CCIT III Board are aware of and considered these interests, among other matters, in evaluating the CCIT III Merger Agreement, the CCIT III Charter Amendment and the CCIT III Merger and in recommending that CCIT III stockholders vote “FOR” the CCIT III Merger Proposal, “FOR” the CCIT III Charter Amendment Proposal, and “FOR” the CCIT III Adjournment Proposal. For a description of these interests, refer to the section entitled “The CCIT III Merger—Interests of CCIT III’s Directors and Executive Officers in the CCIT III Merger” on page 14.

Q:	When is the CCIT III Merger expected to be completed?

A:

CCIT III and CMFT expect to complete the CCIT III Merger as soon as reasonably practicable following satisfaction of all of the required conditions set forth in the CCIT III Merger Agreement. If CCIT III stockholders approve the CCIT III Merger and the CCIT III Charter Amendment at the CCIT III Special Meeting (without the need for any adjournment), and if the other conditions to closing the CCIT III Merger are satisfied or waived at the time of the CCIT III Special Meeting, it is currently expected that the CCIT III

Merger will be completed in the fourth quarter of 2020. However, there is no guarantee that the conditions to the CCIT III Merger will be satisfied or waived or that the CCIT III Merger will close on the expected timeline or at all. CCIT III and CMFT have a mutual right to terminate the CCIT III Merger Agreement if the CCIT III Merger is not completed by the Outside Date. See “The CCIT III Merger Agreement—Conditions to Completion of the CCIT III Merger” beginning on page 228.

Q:	What happens if the CCIT III Merger does not occur?

A:

If the CCIT III Merger does not occur, CCIT III stockholders will not receive the CCIT III Exchange Ratio in respect of their shares of CCIT III Common Stock. Instead, CCIT III and CMFT will remain as independent companies.

Q:	What are the anticipated U.S. federal income tax consequences to me of the proposed CCIT III Merger?

A:

The CCIT III Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the closing of the CCIT III Merger is conditioned on the receipt by each of CCIT III and CMFT of an opinion of tax counsel to that effect. Assuming the CCIT III Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, a holder of shares of CCIT III Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of CMFT Common Stock in exchange for shares of CCIT III Common Stock in connection with the CCIT III Merger.

Q:	If the CCIT III Merger is consummated, what do I need to do to receive shares of CMFT Common Stock in exchange for my CCIT III Common Stock?

A:

As soon as practicable following the effective time of the CCIT III Merger, the transfer agent in connection with the CCIT III Merger will record on the stock records of CMFT the issuance of shares of CMFT Common Stock to each former holder of shares of CCIT III Common Stock (including any fractional shares thereof). As a result, if the CCIT III Merger is consummated, you will automatically receive, in uncertificated book-entry form, the shares of CMFT Common Stock issuable to you as merger consideration without your taking any further action.

Q:	Will my shares of CMFT Common Stock be publicly traded?

A:

Shares of CMFT Common Stock are not publicly traded. CMFT currently has no definitive plan to list its shares on a national securities exchange and can provide no assurances that such a listing will occur in the future.

Q:	Are CCIT III stockholders entitled to dissenters’ or appraisal rights?

A:	CCIT III stockholders are not entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL in connection with the CCIT III Merger.

Q:	How will my rights as a stockholder of the Combined Company following the CCIT III Merger differ from my current rights as a CCIT III stockholder?

A:

Prior to the completion of the CCIT III Merger, CCIT III will file the CCIT III Charter Amendment, a form of which is attached as Annex B to this proxy statement/prospectus, with the SDAT. Following completion of the CCIT III Merger, the rights of CCIT III stockholders who become stockholders of the Combined Company following the CCIT III Merger will be governed by the laws of the State of Maryland and the CMFT Charter and the CMFT Bylaws. For a summary of certain differences between the rights of CCIT III stockholders and CMFT stockholders, see “Comparison of Rights of CCIT III Stockholders and CMFT Stockholders” beginning on page 265.

Q:	What do I need to do now?

A:

After you have carefully read this proxy statement/prospectus, please authorize a proxy to vote your shares of CCIT III Common Stock as soon as possible so that your shares will be represented at the CCIT III Special Meeting. Submitting a proxy will in no way limit your right to vote at the CCIT III Special Meeting if you later decide to attend and vote at the meeting via virtual webcast.

If your shares of CCIT III Common Stock are held in the name of a bank, broker or other nominee, you must obtain a legal proxy, executed in your favor, from your bank, broker or other nominee, to be able to vote online during the CCIT III Special Meeting. Obtaining a legal proxy may take several days. Please refer to your proxy card or voting instruction card forwarded by your bank, broker or other nominee to see which voting options are available to you.

Q:	Are there any risks that I should consider in deciding whether to vote “FOR” the proposals to be considered at the CCIT III Special Meeting?

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 29.

Q:	How do I vote?

If you are a CCIT III stockholder eligible to vote at the CCIT III Special Meeting, you are entitled to cast one vote on each proposal for each share of CCIT III Common Stock that you own of record as of the record date. You may submit your proxy prior to the CCIT III Special Meeting in one of the following ways:

•

Internet. CCIT III stockholders may submit a proxy over the Internet by following the “Vote by Internet” instructions on the enclosed proxy card. You must submit your Internet proxy before 9:00 a.m. Pacific Time, on December 17, 2020 for your proxy to vote your shares to be counted at the CCIT III Special Meeting.

•

Telephone. CCIT III stockholders may submit a proxy by following the “Vote by Phone” instructions on the enclosed proxy card. You must submit your proxy by telephone before 9:00 a.m. Pacific Time, on December 17, 2020 for your proxy to vote your shares to be counted at the CCIT III Special Meeting.

•

Prepaid Mail. CCIT III stockholders may submit a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed, postage-paid envelope provided. CCIT III must receive your proxy prior to the vote at the CCIT III Special Meeting for your shares to be counted at the CCIT III Special Meeting.

If you are a CCIT III stockholder of record, you may also cast your vote by attending the live webcast of the CCIT III Special Meeting.

If your shares are held in “street name” through a bank, broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the CCIT III Special Meeting should follow the instructions provided by their bank, broker or other nominee.

Q:	How will my proxy be voted?

A:

All shares of CCIT III Common Stock entitled to vote and represented by properly completed proxies received prior to the CCIT III Special Meeting, and not revoked, will be voted at the CCIT III Special Meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of CCIT III Common Stock should be voted on any proposal, the shares of CCIT III Common Stock represented by your proxy will be voted as the CCIT III Board recommends with respect to such proposal.

If your shares are held in street name through a bank, broker or other nominee and you do not provide voting instructions to your bank, broker or other nominee, your shares of CCIT III Common Stock will NOT be voted at the CCIT III Special Meeting and may result in broker non-votes. Broker non-votes, if any, will have the same effect as votes “AGAINST” the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal. Broker non-votes will have no effect on the CCIT III Adjournment Proposal.

Q:	What if I abstain or fail to vote?

A:

An abstention occurs when a CCIT III stockholder returns a proxy with an “abstain” instruction or attends the CCIT III Special Meeting via live webcast and abstains from voting. Abstentions, if any, will have the same effect as votes “AGAINST” the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal. Abstentions will have no effect on the CCIT III Adjournment Proposal.

Q:	May I revoke my proxy or change my vote after I have delivered my proxy?

A:

Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the CCIT III Special Meeting. For information on how to revoke your proxy or change your vote, see “The CCIT III Special Meeting—Revocation of Proxies or Voting Instructions” beginning on page 162.

Q:	Why did I receive more than one set of voting materials for the CCIT III Special Meeting?

A:

You may receive more than one set of voting materials for the CCIT III Special Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of CCIT III Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold your shares of CCIT III Common Stock. If you are a holder of record and your shares of CCIT III Common Stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please submit your proxy by telephone or over the Internet.

Q:	Will a proxy solicitor be used?

A:

Yes. CCIT III has contracted with Mediant Communications Inc. to assist CCIT III in the distribution of proxy materials and the solicitation of proxies. CCIT III expects to pay the proxy solicitor fees of approximately $12,000 to solicit and distribute proxies, which includes estimated postage and other out-of-pocket expenses of approximately $3,000, plus other fees and expenses for other services related to this proxy solicitation, including, but not limited to, the review of proxy materials. CCIT III will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to CCIT III stockholders.

Q:	Who can answer my questions?

A:

If you have any questions about the CCIT III Merger or how to submit your proxy, or need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact the proxy solicitor for CCIT III:

Mediant Communications Inc.

PO Box 8035

Cary, NC 27512

(844) 280-5346

SUMMARY

The following summary highlights some of the information contained in this proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the CCIT III Merger Agreement, CCIT III Merger and the CCIT III Charter Amendment, CCIT III and CMFT encourage you to read carefully this entire proxy statement/prospectus, including the attached Annexes and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the CCIT III Merger. See also the section entitled “Where You Can Find More Information” on page 277. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Parties to the CCIT III Merger

CIM Real Estate Finance Trust, Inc. and its Subsidiaries (See page 89)

CMFT is a public, non-traded REIT that was formed as a Maryland corporation on July 27, 2010, and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2012, and each year thereafter.

CMFT owns and operates a diversified portfolio of core commercial real estate assets primarily consisting of net leased properties located throughout the United States and commercial mortgage loans and other credit investments in which CMFT’s Sponsor and its affiliates have expertise. As of June 30, 2020, CMFT owned 381 properties, comprising 18.1 million rentable square feet of commercial space located in 42 states, and CMFT’s loan portfolio consisted of 143 loans with a net book value of $598.4 million. Substantially all of CMFT’s business is conducted through its operating partnership, CIM Real Estate Finance Operating Partnership, LP (“CMFT OP”), of which CMFT is the sole general partner and owns, directly or indirectly, 100% of the partnership interests, and its subsidiaries. CMFT is externally managed by CMFT Management. CMFT has no paid employees and relies upon CMFT Management and its affiliates to provide substantially all of its day-to-day management. CMFT Management is an affiliate of CIM, a community-focused real estate and infrastructure owner, operator, developer and lender with multi-disciplinary expertise, including acquisitions, management, development, leasing, research and capital markets. CIM is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; New York, New York; Chicago, Illinois; Phoenix, Arizona; Orlando, Florida; Tokyo, Japan; and Atlanta, Georgia. CCO Group, LLC owns and controls CMFT Management and CCI III Management and is the indirect owner of CCO Capital, CMFT and CCIT III’s dealer manager, and CREI Advisors, LLC (“CREI Advisors”), CMFT and CCIT III’s property manager. CCO Group serves as CMFT’s sponsor and as sponsor to CCIT III, CCIT II, CCPT V and CIM Income NAV. The principal executive offices of CMFT are located at 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016 and its telephone number is (602) 778-8700.

Thor III Merger Sub, LLC (See page 113)

Merger Sub is a Maryland limited liability company and an indirect, wholly owned subsidiary of CMFT formed solely for the purpose of entering into the CCIT III Merger Agreement and effecting the CCIT III Merger. Upon completion of the CCIT III Merger, CCIT III will be merged with and into Merger Sub, with Merger Sub continuing as the surviving entity and an indirect, wholly owned subsidiary of CMFT. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the CCIT III Merger Agreement.

Cole Office & Industrial REIT (CCIT III), Inc. (See page 113)

CCIT III is a public, non-traded REIT that was formed as a Maryland corporation on May 22, 2014, that elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2017, and each year thereafter.

CCIT III generally acquires and operates commercial real estate assets, primarily consisting of single-tenant, income-producing necessity office and industrial properties, which are leased to creditworthy tenants under long-term leases. As of June 30, 2020, CCIT III owned two office and industrial properties, comprising approximately 391,000 rentable square feet of commercial space located in two states. As of June 30, 2020, the rentable square feet at these properties was 100% leased. Substantially all of CCIT III’s business is conducted through its operating partnership, Cole Corporate Income Operating Partnership III, LP (“CCI III OP”), of which CCIT III is the sole general partner and owns, directly or indirectly, 100% of the partnership interests. CCIT III is externally managed by CCI III Management. CCIT III has no paid employees and relies upon CCI III Management and its affiliates to provide substantially all of its day-to-day management. CCI III Management is an affiliate of CIM. The principal executive offices of CCIT III are located at 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016 and its telephone number is (602) 778-8700.

The Combined Company (See page 145)

References to the “CCIT III/CMFT Combined Company” are to CCIT III and CMFT after the effective time of the CCIT III Merger. References to the “Fully Combined Company” are to CCIT III, CCPT V and CMFT after the effective times of each of the CCIT III Merger and the CCPT V Merger, the closings of which are not cross-contingent. References to the “Combined Company” are to CMFT after the effective time of one or more of the CCIT III Merger and/or the CCPT V Merger.

The Combined Company will be named “CIM Real Estate Finance Trust, Inc.” and will continue to be a Maryland corporation with principal executive offices at 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016, and a telephone number of (602) 778-8700.

The business of the Combined Company will be operated through CMFT OP and its subsidiaries. CMFT will continue to have the full, exclusive and complete responsibility for and discretion in the day-to-day management and control of CMFT OP.

The CCIT III/CMFT Combined Company after the completion of the CCIT III Merger is expected to have a total asset value of approximately $4.08 billion, consisting of 383 properties in 42 states (based on data as of June 30, 2020).

The Fully Combined Company after the completion of the Mergers is expected to have a total asset value of approximately $4.8 billion, consisting of 533 properties in 45 states (based on data as of June 30, 2020).

Concurrently with entering into the CCIT III Merger Agreement, CMFT also entered into the CCIT II Merger Agreement. The consummation of the CCIT II Merger, the CCIT III Merger and the CCPT V Merger were not and are not conditioned on the consummation of any other merger. On October 29, 2020, the CCIT II Merger Agreement was terminated in accordance with its terms in order for CCIT II to enter into an alternative acquisition agreement with respect to a superior proposal (as such terms were defined the CCIT II Merger Agreement). As a result, all provisions of the CCIT III Merger Agreement relating to CCIT II or the CCIT II Merger Agreement are no longer applicable.

The CCIT III Merger

The CCIT III Merger Agreement (See page 224)

On August 30, 2020, CCIT III, CMFT and Merger Sub entered into the CCIT III Merger Agreement, which was amended November 3, 2020 and is attached as Annex A to this proxy statement/prospectus, and incorporated herein by reference. CCIT III and CMFT encourage you to carefully read the CCIT III Merger Agreement in its entirety because it is the principal document governing the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement.

The CCIT III Merger Agreement provides that the closing of the CCIT III Merger will take place at 10:00 a.m. New York City Time no later than the third (3rd) business day following the date on which all conditions to closing of the CCIT III Merger have been satisfied or waived, or at such other place and date as may be agreed to in writing by CCIT III and CMFT.

The CCIT III Merger (See page 167)

Subject to the terms and conditions of the CCIT III Merger Agreement, at the completion of the CCIT III Merger, CCIT III will merge with and into Merger Sub, with Merger Sub surviving the CCIT III Merger as the surviving entity, such that following the CCIT III Merger, the surviving entity will continue as an indirect, wholly owned subsidiary of CMFT. The CCIT III Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code.

The Merger Consideration (See page 224)

At the effective time of the CCIT III Merger and by virtue of the CCIT III Merger, each share of CCIT III Common Stock, or fraction thereof, issued and outstanding immediately prior to the effective time of the CCIT III Merger (other than Excluded Shares) will be cancelled and converted into the right to receive 1.098 shares of CMFT Common Stock, subject to the treatment of fractional shares in accordance with the CCIT III Merger Agreement.

Upon completion of the CCIT III Merger, based on the number of shares of CMFT Common Stock and CCIT III Common Stock outstanding on October 13, 2020, continuing CMFT stockholders will own approximately 99% of the issued and outstanding shares of the common stock of the CCIT III/CMFT Combined Company and former CCIT III stockholders will own approximately 1% of the issued and outstanding shares of common stock of the CCIT III/CMFT Combined Company. Upon completion of the Mergers, continuing CMFT stockholders will own approximately 86% of the issued and outstanding shares of common stock of the Fully Combined Company, former CCIT III stockholders will own approximately 1% of the issued and outstanding shares of common stock of the Fully Combined Company and former CCPT V stockholders will own approximately 13% of the issued and outstanding shares of common stock of the Fully Combined Company.

Reasons for the CCIT III Merger (See page 176)

In evaluating the CCIT III Merger Agreement, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement, the CCIT III Board considered the recommendation of the CCIT III Special Committee. The CCIT III Special Committee, prior to making its recommendation, consulted with its independent legal and financial advisors. In reaching their respective determinations, the CCIT III Board and the CCIT III Special Committee considered a number of factors, including the factors that the CCIT III Board and the CCIT III Special Committee viewed as supporting their respective decisions with respect to the CCIT III Merger Agreement, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement. The CCIT III Board and the CCIT III Special Committee also considered a variety of risks and other potentially negative factors in considering the CCIT III Merger Agreement, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement.

The CCIT III Special Committee also considered the fact that CCIT III would be entitled to a 38-day “go shop” period during which CCIT III could actively solicit additional acquisition proposals from third parties and would be entitled to terminate the CCIT III Merger Agreement after complying with applicable provisions to enter into an agreement for a Superior Proposal (as defined in “The CCIT III Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”), in connection with the “go shop” process.

For a discussion of certain material factors considered by the CCIT III Special Committee and the CCIT III Board in reaching their decisions to approve the CCIT III Merger Agreement, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement, see the section “The CCIT III Merger—Recommendation of the CCIT III Board and Its Reasons for the CCIT III Merger” in this proxy statement/prospectus.

Recommendation of the CCIT III Board (See page 176)

On November 2, 2020, after careful consideration, members of the CCIT III Board, based on the recommendation of the CCIT III Special Committee, (i) determined that the CCIT III Merger, the CCIT III Charter Amendment and the other transactions contemplated by the CCIT III Merger Agreement are advisable and in the best interests of CCIT III and, with respect to the CCIT III Merger Agreement and the CCIT III Merger, are fair and reasonable to CCIT III and on terms and conditions no less favorable to CCIT III than those available from third parties, and (ii) approved the CCIT III Merger Agreement, the CCIT III Merger, the CCIT III Charter Amendment and the other transactions contemplated by the CCIT III Merger Agreement. Certain factors considered by the CCIT III Board in reaching its decision to approve the CCIT III Merger Agreement, the CCIT III Merger, the CCIT III Charter Amendment and the other transactions contemplated by the CCIT III Merger Agreement can be found in the section entitled “The CCIT III Merger—Recommendation of the CCIT III Board and Its Reasons for the CCIT III Merger” beginning on page 176.

The CCIT III Board recommends that CCIT III stockholders vote (i) FOR the CCIT III Merger Proposal, (ii) FOR the CCIT III Charter Amendment Proposal and (iii) FOR the CCIT  III Adjournment Proposal.

Summary of Risk Factors (See page 29)

Risks Related to the CCIT III Merger

You should consider carefully the risk factors described below together with all of the other information included in this proxy statement/prospectus before deciding how to vote. These risks are described under the section “Risk Factors.” Certain of the risks related to the CCIT III Merger, the Combined Company following the Mergers and investing in CMFT stock, include, among others, the following:

•	The CCIT III Exchange Ratio payable in connection with the CCIT III Merger is fixed and will not be adjusted in the event of any change in the relative values of CCIT III or CMFT.

•

Completion of the CCIT III Merger is subject to many conditions and if these conditions are not satisfied or waived, the CCIT III Merger will not be completed, which could result in the expenditure of significant unrecoverable transaction costs.

•	Completion of the CCIT III Merger is not contingent upon the completion of the CCPT V Merger.

•	If the CCPT V Merger is not completed, the CCIT III/CMFT Combined Company may compete with CCPT V.

•	Failure to complete the CCIT III Merger could negatively impact the future business and financial results of CCIT III.

•

The pendency of the CCIT III Merger, including as a result of the restrictions on the operation of CCIT III’s and CMFT’s businesses during the period between signing the CCIT III Merger Agreement and the completion of the CCIT III Merger, could adversely affect the business and operations of CCIT III, CMFT or both.

•	Some of the directors and executive officers of CCIT III have interests in seeing the CCIT III Merger completed that are different from, or in addition to, those of CCIT III stockholders.

•	The CCIT III Merger and, if consummated, the CCPT V Merger, will result in changes to the board of directors of the Combined Company.

•

CCIT III is seeking approval of its stockholders of the CCIT III Charter Amendment, which would remove substantive and procedural protections relating to Roll-Up Transactions such as the CCIT III Merger.

•	The CCIT III Merger and CCIT III Charter Amendment are each subject to approval by CCIT III stockholders.

•

The CCIT III Merger Agreement and the CCIT III Advisory Agreement contain provisions that could discourage a potential competing acquiror of CCIT III or could result in a competing Acquisition Proposal (as defined under the heading “The CCIT III Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”) being at a lower price than it might otherwise be.

•	CCIT III and CMFT each expect to incur substantial expenses related to the CCIT III Merger.

•	The ownership position of CCIT III stockholders will be diluted by the CCIT III Merger and the CCPT V Merger.

•	Litigation challenging the CCIT III Merger may increase transaction costs and prevent the CCIT III Merger from becoming effective within the expected timeframe.

•

If and when the Combined Company completes a liquidity event, the market value ascribed to the shares of common stock of the Combined Company upon the liquidity event may be significantly lower than the estimated NAV per share of CMFT Common Stock considered by the CCIT III Board in approving and recommending the CCIT III Merger.

Risks Related to the Combined Company Following the Mergers

•	The Combined Company will have substantial indebtedness upon completion of the Mergers.

•	Following the Mergers, CCIT III stockholders may receive a lower dollar amount per share in monthly distributions.

•	Following the consummation of the Mergers, the Combined Company may assume certain potential and unknown liabilities relating to CCIT III and CCPT V, as applicable.

•

The historical and unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus may not be representative of the Combined Company’s results following the effective time of the Mergers.

•

The Combined Company will continue to be externally managed and subject to various fees and expenses, including a termination fee in excess of the termination fee payable in certain circumstances by CCIT III to CCI III Management.

•	The Combined Company may incur adverse tax consequences if prior to the Mergers, CCIT III, CCPT V or CMFT, as applicable, fails to qualify as a REIT for U.S. federal income tax purposes.

•

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

Risks Related to an Investment in CMFT Stock

•

CMFT has not identified all of the credit investments, properties or other real estate-related assets CMFT intends to purchase. For this and other reasons, an investment in CMFT Common Stock is speculative.

•

There is no public trading market for CMFT Common Stock, and there may never be one because shares of CMFT Common Stock will not be listed on an exchange for the foreseeable future, if ever, and CMFT is not required to provide for a liquidity event.

•

The estimated NAV per share of CMFT Common Stock is an estimate as of a given point in time and likely will not represent the amount of net proceeds that would result if CMFT were liquidated or dissolved or completed a merger or other sale.

•	CMFT may be unable to pay or maintain cash distributions or increase distributions over time.

•	CMFT operates in a highly competitive market for lending and investment opportunities, which may limit its ability to originate or acquire desirable loans and investments in its target assets.

•	Commercial real estate-related investments that are secured, directly or indirectly, by real property are subject to delinquency, foreclosure and loss, which could result in losses to CMFT.

•

Adverse economic, regulatory and geographic conditions that have an impact on the real estate market in general may prevent CMFT from being profitable or from realizing growth in the value of CMFT’s real estate properties, and could have a significant negative impact on CMFT.

•	CMFT has assumed, and in the future may assume, liabilities in connection with CMFT’s property acquisitions, including unknown liabilities.

•

CMFT is primarily dependent on single-tenant leases for CMFT’s revenue and, accordingly, if CMFT is unable to renew leases, lease vacant space, including vacant space resulting from tenant defaults, or re-lease space as leases expire on favorable terms or at all, CMFT’s financial condition could be adversely affected.

•

Pandemics or other health crises, such as the outbreak of COVID-19, may adversely affect CMFT’s business and/or operations, its tenants’ financial condition and the profitability of CMFT’s retail properties.

The CCIT III Special Meeting (See page 159)

The CCIT III Special Meeting will be a virtual meeting conducted exclusively via live webcast at www.proxydocs.com/CCITIII, commencing at 9:00 a.m. Pacific Time on December 17, 2020.

At the CCIT III Special Meeting, CCIT III stockholders will be asked to consider and vote upon the following matters:

(1)	the CCIT III Merger Proposal;

(2)	the CCIT III Charter Amendment Proposal; and

(3)	the CCIT III Adjournment Proposal, if necessary or appropriate as determined by the chair of the CCIT III Special Meeting.

Approval of each of the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal requires the affirmative vote of a majority of all of the votes entitled to be cast on each proposal.

Approval of the CCIT III Adjournment Proposal requires the affirmative vote of a majority of all of the votes cast on such proposal.

Your vote as a CCIT III stockholder is very important regardless of how many shares of CCIT III Common Stock you own. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the CCIT III Special Meeting online via the virtual webcast.

All holders of CCIT III Common Stock of record as of the close of business on October 13, 2020, the record date for the CCIT III Special Meeting, are entitled to receive notice of and to vote at the CCIT III Special Meeting and at any adjournment or postponement thereof.

Opinion of the CCIT III Special Committee’s Financial Advisor

On November 2, 2020, Stanger rendered to the CCIT III Special Committee its oral opinion, subsequently confirmed in writing, that, based upon and subject to the limitations and assumptions set forth in its written opinion, the CCIT III Exchange Ratio, and the aggregate shares of CMFT Common Stock represented thereby, to be received by CCIT III stockholders pursuant to the CCIT III Merger Agreement is fair to CCIT III stockholders, from a financial point of view.

The full text of Stanger’s written opinion, dated November 2, 2020, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with its opinion, is attached to this proxy statement/prospectus as Annex C. The summary of the Stanger opinion provided in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Stanger’s advisory services and opinion were provided for the information and assistance of the CCIT III Special Committee in connection with its consideration of the CCIT III Merger, and the opinion does not constitute a recommendation as to how any CCIT III stockholder should vote with respect to the CCIT III Merger or any other matter.

See “The CCIT III Merger—Opinion of the CCIT III Special Committee’s Financial Advisor” beginning on page 180.

Stock Ownership of Directors and Executive Officers of CCIT III (See page 14)

At the close of business on the CCIT III record date, the executive officers and directors of CCIT III and their affiliates collectively held 70,854.694 shares of CCIT III Common Stock, representing approximately 2.2% of all the shares of CCIT III Common Stock outstanding and entitled to vote. See “Parties to the CCIT III Merger—Cole Office & Industrial REIT (CCIT III), Inc.” beginning on page 113.

Pursuant to the CCIT III Charter and in accordance with the CCIT III Merger Agreement, CCI III Management, directors of CCIT III and certain affiliates of such persons and CCIT III are not entitled to vote their shares of CCIT III Common Stock in respect of the CCIT III Merger Proposal, and will not be considered in determining the number of shares entitled to vote on such proposal. See “The CCIT III Special Meeting—Voting by CCI III Management, CCIT III Directors and Affiliates” beginning on page 14.

Directors and Management of the Combined Company (See page 155)

Following the CCIT III Merger, the CMFT Board will take or cause to be taken such action as may be necessary, in each case, to cause those “Independent Directors” (as defined in the CCIT III Charter) serving as members of the CCIT III Board who do not otherwise serve on the CMFT Board to be elected to the CMFT Board effective as of the effective time of the CCIT III Merger to serve until the next annual meeting of stockholders of CMFT, together with the then members of the CMFT Board (and any members of the CCPT V board of directors appointed to the CMFT Board in connection with the CCIT II Merger and the CCPT V Merger).

Pursuant to the CCIT III Merger Agreement, the Nominating and Corporate Governance Committee of CMFT will recommend to the CMFT Board, after consultation with the Chairman of the CMFT Board, five to seven independent directors for election to the CMFT Board at the first annual meeting of stockholders of CMFT following the effective time of the CCIT III Merger and, if applicable, the CCPT V Merger.

Following the Mergers, the Combined Company will continue to be managed by CMFT Management and certain of its affiliates pursuant to various agreements, the material terms of which are summarized in “Parties to the CCIT III Merger—CIM Real Estate Finance Trust, Inc.—Certain Transactions with Related Parties” beginning on page 107 of this proxy statement/prospectus.

Executive Officers of the Combined Company (See page 153)

Following the Mergers, the existing executive officers of CMFT, Richard S. Ressler and Nathan D. DeBacker, will continue as the executive officers of the Combined Company.

Interests of CCIT III’s and CMFT’s Directors and Executive Officers in the CCIT III Merger (Beginning on pages 194 and 195)

In addition to their interests in the CCIT III Merger as stockholders, some of the CCIT III and CMFT directors and executive officers have interests in the CCIT III Merger that differ from, or are in addition to, the interests of CCIT III stockholders. The CCIT III Special Committee and the CCIT III Board were each aware of these interests and considered them, among other things, in reaching its decision to approve the CCIT III Merger, the CCIT III Merger Agreement, and the other transactions contemplated by the CCIT III Merger Agreement. These interests include, among other things:

•

the fact that certain of CCIT III’s independent directors hold restricted share awards issued pursuant to the CCIT III Equity Plan, and each share of CCIT III Common Stock underlying such awards will automatically be converted into the right to receive the CCIT III Exchange Ratio of 1.098 shares of CMFT Common Stock, subject to the treatment of fractional shares and deduction for withholding under applicable tax law in accordance with the CCIT III Merger Agreement;

•

the fact that directors and executive officers of CCIT III will be indemnified by CMFT from and against, and entitled to receive advancement of costs and expenses in connection with, certain legal proceedings; and

•

the fact that CCO Group, the sponsor of both CCIT III and CMFT, which may be considered to be controlled by Messrs. Richard S. Ressler, the Chairman of the Board, Chief Executive Officer and President of CMFT and the Chairman of the Board, Chief Executive Officer and President of CCIT III, and Avraham Shemesh, a director on the CCIT III Board and a director on the CMFT Board, will continue to receive fees in respect of management services provided to CMFT following the Mergers.

For more information see “The CCIT III Merger—Interests of CCIT III’s Directors and Executive Officers in the CCIT III Merger” and “The CCIT III Merger—Interests of CMFT’s Directors and Executive Officers in the CCIT  III Merger.”

No Rights of Dissenting Stockholders (See page 196)

Pursuant to the CCIT III Charter, no dissenters’ or appraisal rights or rights of objecting stockholders will be available with respect to the CCIT III Merger.

Conditions to Completion of the CCIT III Merger (Beginning on page 128)

As more fully described in this proxy statement/prospectus and the CCIT III Merger Agreement, the obligation of each of CCIT III and CMFT to complete the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement is subject to the satisfaction or, to the extent permitted by law, waiver by the applicable party, at or prior to the effective time of the CCIT III Merger, of a number of closing conditions. These conditions include, among other things:

•	all consents, authorizations, orders or approvals of each governmental authority necessary for the consummation of the CCIT III Merger having been obtained;

•	approval of the CCIT III Merger and the CCIT III Charter Amendment by CCIT III stockholders having been obtained, and the CCIT III Charter Amendment having become effective pursuant to the MGCL;

•	receipt of opinions of counsel concerning certain tax matters;

•

the absence of any judgment, injunction, order or decree issued by any governmental authority of competent jurisdiction prohibiting the consummation of the CCIT III Merger, and the absence of any law enacted, entered, promulgated or enforced by any governmental authority after the date of the CCIT III Merger Agreement prohibiting, restraining, enjoining or making illegal the consummation of the CCIT III Merger or the other transactions contemplated by the CCIT III Merger Agreement;

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, having been declared effective and there being no stop order suspending such effectiveness or proceedings for such purpose initiated by the SEC that have not been withdrawn; and

•	the truth and accuracy of the representations and warranties of each party made in the CCIT III Merger Agreement as of the closing, subject to certain materiality standards.

Neither CCIT III nor CMFT can give any assurance as to when or if all of the conditions to the consummation of the CCIT III Merger will be satisfied or waived or that the CCIT III Merger will occur.

The completion of the CCIT III Merger is not contingent upon the completion of the CCIT II Merger or theCCPT V Merger.

See “The CCIT III Merger Agreement—Conditions to Completion of the CCIT III Merger” beginning on page 228 for more information.

Regulatory Approvals Required for the CCIT III Merger (See page 196)

Other than compliance with applicable federal and state securities laws, CCIT III and CMFT are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the CCIT III Merger or the other transactions contemplated by the CCIT III Merger Agreement.

Alternative Acquisition Proposals; Change in Recommendation (Beginning on page 236)

Except as described below, the CCIT III Merger Agreement provides that CCIT III may not, and will cause its subsidiaries and direct each of its and their respective directors, officers, affiliates and representatives not to, initiate, solicit, knowingly encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any persons relating to any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

At any time prior to obtaining the necessary approvals of CCIT III stockholders, CCIT III may, if and only to the extent that the CCIT III Special Committee has either determined that an Acquisition Proposal constitutes a Superior Proposal (as defined under the heading “The CCIT III Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”) or determined in good faith after consultation with outside legal counsel and outside financial advisors that an Acquisition Proposal could reasonably be expected to lead to a Superior Proposal:

•

provide information in response to a request by a person who has made a written Acquisition Proposal that did not result from a breach by CCIT III of the non-solicitation provisions in the CCIT III Merger Agreement; and

•	engage or participate in any discussions or negotiations with any person who has made such a written Acquisition Proposal.

At any time prior to obtaining the necessary approvals of CCIT III stockholders, CCIT III has the right, upon receipt of a written Acquisition Proposal that constitutes a Superior Proposal that did not result from a material breach of the non-solicitation provisions of the CCIT III Merger Agreement, to give notice of its intention to terminate the CCIT III Merger Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal and/or effect an Adverse Recommendation Change (as such terms are defined under the heading “The CCIT III Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”), subject to the following conditions:

•

the foregoing determination must have been upon the determination that failing to take such action would be inconsistent with the CCIT III directors’ duties or standard of conduct under applicable law;

•

CCIT III must have notified CMFT in writing that the CCIT III Board intends to take such action at least four (4) business days in advance of effecting an Adverse Recommendation Change and/or entering into an Alternative Acquisition Agreement, which notice must specify the material terms of the Superior Proposal and attach the most current version of such proposal; and

•

during the four (4) business days after CMFT received such notice, CCIT III must have negotiated with CMFT in good faith (to the extent CMFT wished to negotiate) to make adjustments to the terms of the CCIT III Merger Agreement so that the subject Superior Proposal no longer was a Superior Proposal.

Following the signing of the CCIT III Merger Agreement, CCIT III also had a “go shop” right that ended on 11:59 p.m. New York City time on October 7, 2020 (the “Go Shop Period End Time”). Prior to the Go Shop Period End Time, CCIT III and its subsidiaries and representatives could initiate, solicit, provide information and enter into discussions concerning proposals relating to alternative business combination transactions.

For more information regarding the limitations on CCIT III, the CCIT III Board and the CCIT III Special Committee to consider other proposals, see “The CCIT III Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation” beginning on page 236.

Termination of the CCIT III Merger Agreement (Beginning on page 241)

CCIT III and CMFT may, by written consent, mutually agree to terminate the CCIT III Merger Agreement before completing the CCIT III Merger, even after obtaining the required approval of CCIT III stockholders.

The CCIT III Merger Agreement may also be terminated prior to the effective time of the CCIT III Merger by either CCIT III or CMFT if any of the following occur, each subject to certain exceptions:

•	the CCIT III Merger has not occurred on or before the Outside Date;

•

there is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the CCIT III Merger Agreement; or

•	if the approval of CCIT III stockholders of the CCIT III Merger and CCIT III Charter Amendment has not been obtained at the CCIT III Special Meeting.

The CCIT III Merger Agreement may also be terminated prior to the effective time of the CCIT III Merger by CMFT upon either of the following, each subject to certain exceptions:

•

if CCIT III breaches any of its representations or warranties or fails to perform its covenants or other agreements set forth in the CCIT III Merger Agreement, which breach or failure to perform (A) would result in a failure of CCIT III to satisfy certain closing conditions, and (B) cannot be cured or, if curable, is not cured by CCIT III by the earlier of twenty (20) days following written notice of such breach or failure from CMFT to CCIT III and two (2) business days before the Outside Date; or

•

if, at any time prior to obtaining the necessary approvals of CCIT III stockholders, (A) the CCIT III Board has made an Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of CCIT III Common Stock that constitutes an Acquisition Proposal is commenced and the CCIT III Board fails to recommend against acceptance of such tender offer or exchange offer by CCIT III stockholders and to publicly reaffirm the CCIT III Board recommendation within ten (10) business days of being requested to do so by CMFT, or (C) if CCIT III has breached or failed to comply in any material respect with its obligations described in “The CCIT III Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation.”

The CCIT III Merger Agreement may also be terminated prior to the effective time of the CCIT III Merger by CCIT III upon any of the following, each subject to certain exceptions:

•

if CMFT or Merger Sub breaches any of its representations or warranties or fails to perform its covenants or other agreements set forth in the CCIT III Merger Agreement, which breach or failure to perform (A) would result in a failure of CMFT to satisfy certain closing conditions, and (B) cannot be cured or, if curable, is not cured by CMFT by the earlier of twenty (20) days following written notice of such breach or failure from CCIT III to CMFT and two (2) business days before the Outside Date subject to certain exceptions; or

•

if, at any time prior to obtaining the necessary approvals of CCIT III stockholders, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (as such terms are defined under the heading “The CCIT III Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”) in accordance with the CCIT III Merger Agreement, so long as the termination fee payment described in “—The CCIT III Merger Agreement—Termination of the CCIT III Merger Agreement—Termination Fee and Expense Reimbursement” below is made in full to CMFT prior to or concurrently with such termination; or

•

if CMFT amends the definitive agreement providing for the CCPT V Merger to increase the exchange ratio in respect of the CCPT V Merger to greater than or equal to 2.733 shares of CMFT Common Stock per share of common stock of CCPT V.

The CCIT III Merger Agreement also provided for termination by CCIT III if CMFT were to have amended the definitive agreement providing for the CCIT II Merger to increase the exchange ratio in respect of the CCIT II Merger to greater than or equal to 1.562 shares of CMFT Common Stock per share of common stock of CCIT II. However, the definitive agreement providing for the CCIT II Merger was terminated pursuant to its terms on October 29, 2020 and all provisions in the CCIT III Merger Agreement related to CCIT II or the CCIT II Merger are no longer applicable.

For more information regarding the rights of CCIT III and CMFT to terminate the CCIT III Merger Agreement, see “The CCIT III Merger Agreement—Termination of the CCIT III Merger Agreement” beginning on page 241.

Termination Fee and Expense Reimbursement (See page 243)

Upon termination of the CCIT III Merger Agreement in certain circumstances, the CCIT III Merger Agreement provides for the payment of a termination fee to CMFT by CCIT III of $710,000 and for CCIT III to reimburse CMFT up to $130,000 for CMFT’s transaction expenses. Furthermore, in the event CCIT III exercises its right to terminate in connection with certain breaches of the CCIT III Merger Agreement by CMFT, CMFT will reimburse CCIT III up to $750,000 for CCIT III’s transaction expenses. In addition, in the event the CCIT III Merger Agreement is terminated for any reason, the Termination Agreement will automatically terminate and the CCIT III Advisory Agreement will remain in full force and effect (including all fees and obligations set forth therein).

See “The CCIT III Merger Agreement—Termination of the CCIT III Merger Agreement—Termination Fee and Expense Reimbursement” beginning on page 241 for more information on the termination fees that could be payable by CCIT III to CMFT.

Material U.S. Federal Income Tax Consequences of the CCIT III Merger (Beginning on page 19)

CCIT III and CMFT intend that the CCIT III Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The closing of the CCIT III Merger is conditioned on the receipt by each of CMFT and CCIT III of an opinion of counsel to that effect. Assuming that the CCIT III Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, a holder of shares of CCIT III Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of CMFT Common Stock in exchange for shares of CCIT III Common Stock in connection with the CCIT III Merger.

For further discussion of certain U.S. federal income tax consequences of the CCIT III Merger and the ownership and disposition of CMFT Common Stock, see “U.S. Federal Income Tax Considerations” beginning on page 18. CCIT III stockholders should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the CCIT III Merger and the ownership and disposition of CMFT Common Stock.

Accounting Treatment of the CCIT III Merger (See page 19)

CMFT prepares its financial statements in accordance with U.S. generally accepted accounting principles, which we refer to herein as “GAAP.” The CCIT III Merger will be treated as an asset acquisition under GAAP. See “The CCIT III Merger—Accounting Treatment” on page 19 for more information.

Comparison of Rights of CCIT III Stockholders and CMFT Stockholders (Beginning on page 246)

At the effective time of the CCIT III Merger, CCIT III stockholders will become CMFT stockholders and, accordingly, their rights will be governed by the CMFT Charter and CMFT Bylaws and the laws of the State of Maryland. The CMFT Charter and CMFT Bylaws contain certain provisions that are different from the CCIT III Charter and CCIT III Bylaws.

For a summary of certain differences between the rights of CCIT III stockholders and CMFT stockholders, see “Comparison of Rights of CCIT III Stockholders and CMFT Stockholders” beginning on page 246.

Selected Historical Financial Information of CCIT III

Presented below is the selected historical consolidated financial data of CCIT III as of and for the periods indicated. The selected historical consolidated financial data of CCIT III for each of the years during the five-year period ended December 31, 2019 has been derived from CCIT III’s historical audited consolidated financial statements for such periods. The selected historical financial information for the six months ended June 30, 2020, has been derived from CCIT III’s unaudited consolidated financial statements for such period.

You should read this selected historical financial information together with the financial statements and accompanying notes included in this proxy statement/prospectus beginning on page F-116 and CCIT III management’s discussion and analysis of operations and financial condition, attached as Annex D to this proxy statement/prospectus.

	As of and for the Six Months Ended June 30,	As of and for the Year Ended December 31,
Selected Financial Data	2020	2019	2018	2017	2016	2015
Balance Sheet Data:
Total real estate assets, net	$42,913,537	$43,869,664	$45,781,918	$47,694,172	$32,332,000	$—
Total assets	$45,637,633	$46,299,539	$47,847,391	$50,132,232	$34,594,590	$200,000
Credit facility	$24,175,000	$24,175,000	$24,175,000	$31,975,000	$22,000,000	$—
Total liabilities	$25,202,445	$25,263,913	$25,201,952	$35,015,739	$32,964,683	$—
Redeemable common stock	$—	$—	$182,158	$87,337	$—	$—
Total stockholders’ equity	$20,435,188	$21,035,626	$22,463,281	$15,029,156	$1,629,907	$200,000
Operating Data:
Total Revenues	$2,212,883	$4,467,383	$4,406,375	$4,104,597	$798,433	$—
Total operating expenses	$1,638,038	$3,424,990	$3,368,280	$3,638,241	$1,693,105	$—
Gain on disposition of real estate, net	$—	$—	$—	$—	$—	$—
Operating income (loss)	$574,845	$1,042,393	$1,038,095	$466,356	$(894,672)	$—
Total other expense	$(438,657)	$(1,530,075)	$(1,809,807)	$(1,588,351)	$(497,607)	$—
Net income (loss)	$136,188	$(487,682)	$(771,712)	$(1,121,995)	$(1,392,279)	$—
Net income (loss) attributable to common stockholders:
Class A Common Stock	$126,649	$(331,200)	$(523,089)	$(894,373)	$(1,389,630)	$—
Class T Common Stock	$9,539	$(156,482)	$(248,623)	$(227,622)	$(2,649)	$—
Per Share Data:
Basic and diluted net income (loss) per common share:
Class A Common Stock	$0.05	$(0.13)	$(0.26)	$(0.90)	$(14.23)	$—
Class T Common Stock	$0.01	$(0.21)	$(0.36)	$(0.99)	$(14.27)	$—
Basic and diluted weighted average number of common shares outstanding:
Class A Common Stock	2,510,880	2,479,876	1,977,654	993,758	97,638	20,000
Class T Common Stock	715,924	740,477	699,395	228,908	186	—
Cash Flow Data:
Net cash provided by (used in) operating activities	$1,171,978	$1,952,915	$1,396,989	$533,676	$(504,083)	$—
Net cash used in investing activities	$—	$—	$—	$(16,855,205)	$(32,750,000)	$—
Net cash (used in) provided by financing activities	$(818,709)	$(1,382,612)	$(1,112,491)	$16,067,941	$33,659,132	$—

Selected Historical Financial Information of CMFT

Presented below is the selected historical consolidated financial data of CMFT as of and for the periods indicated. The selected historical consolidated financial data of CMFT for each of the years during the five-year period ended December 31, 2019 has been derived from CMFT’s historical audited consolidated financial statements for such periods. The selected historical financial information for the six months ended June 30, 2020, has been derived from CMFT’s unaudited consolidated financial statements for such period.

You should read this selected historical financial information together with the financial statements and accompanying notes included in this proxy statement/prospectus beginning on page F-21 and CMFT management’s discussion and analysis of operations and financial condition, attached as Annex E to this proxy statement/prospectus.

(in thousands, except share data and per share amounts)	As of and for the Six Months Ended June 30,	As of and for the Year Ended December 31,
Selected Financial Data	2020	2019	2018	2017	2016	2015
Balance Sheet Data:
Total real estate assets, net	$2,628,578	$2,469,335	$4,401,153	$4,627,546	$4,534,010	$4,484,326
Total assets	$3,664,335	$3,668,623	$4,617,371	$4,728,689	$4,624,335	$4,582,199
Credit facilities and notes payable, net	$1,708,598	$1,604,860	$2,516,914	$2,471,763	$2,246,259	$2,066,563
Total liabilities	$1,789,997	$1,697,837	$2,616,274	$2,572,024	$2,357,566	$2,195,084
Redeemable common stock	$170,912	$180,838	$184,247	$186,453	$188,938	$190,561
Total stockholders’ equity	$1,703,426	$1,789,948	$1,816,850	$1,970,212	$2,077,831	$2,196,554
Operating Data:
Total Revenues	$141,303	$413,356	$431,276	$424,095	$407,451	$367,731
Total operating expenses	$138,097	$304,810	$302,246	$270,900	$258,267	$243,531
Gain (loss) on disposition of real estate, net	$16,901	$180,666	$6,299	$17,044	$2,907	$(108)
Operating income	$20,107	$289,212	$135,329	$170,239	$152,091	$124,092
Total other expense	$(36,028)	$(106,192)	$(97,917)	$(90,688)	$(80,112)	$(59,199)
Net (loss) income	$(15,921)	$183,020	$37,412	$79,551	$71,979	$64,893
Net income allocated to noncontrolling interest:	$—	$121	$134	$131	$137	$122
Net (loss) income attributable to the company:	$(15,921)	$182,899	$37,278	$79,420	$71,842	$64,771
Per Share Data:
Basic and diluted net (loss) income per common share	$(0.05)	$0.59	$0.12	$0.25	$0.23	$0.21
Basic and diluted weighted average number of common shares outstanding:	310,903,460	311,302,909	311,478,665	311,677,149	311,863,844	309,263,576
Cash Flow Data:
Net cash provided by operating activities	$37,229	$188,575	$205,835	$198,925	$192,296	$182,885
Net cash (used in) provided by investing activities	$(188,124)	$1,175,295	$(43,892)	$(223,386)	$(187,746)	$(673,009)
Net cash provided by (used in) financing activities	$18,479	$(910,189)	$(156,112)	$20,510	$(21,346)	$464,867

Selected Unaudited Pro Forma Condensed Combined Financial Information of the CCIT III/CMFT Combined Company

The following tables set forth selected unaudited pro forma condensed combined financial information of the CCIT III/CMFT Combined Company after giving effect to the CCIT III Merger. The unaudited pro forma condensed combined statements of income of the CCIT III/CMFT Combined Company for the six months ended June 30, 2020 and the year ended December 31, 2019 give effect to the CCIT III Merger as if it had occurred on January 1, 2019, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet of the CCIT III/CMFT Combined Company as of June 30, 2020 gives effect to the CCIT III Merger as if it had occurred on June 30, 2020.

The unaudited pro forma condensed combined financial information of the CCIT III/CMFT Combined Company was prepared using the asset acquisition method of accounting, with CMFT considered the accounting acquiror of CCIT III. Under the asset acquisition method of accounting, the purchase price is allocated to the underlying CCIT III tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The unaudited pro forma combined financial information of the CCIT III/CMFT Combined Company is presented for illustrative purposes only and does not purport to be indicative of the results that would actually have occurred if the CCIT III Merger had occurred as presented in such statements or that may be obtained in the future. Additionally, the unaudited pro forma condensed combined financial information contains estimated adjustments, based upon available information and certain assumptions that we believe are reasonable under the circumstances. Future results may vary significantly from the results reflected in such statements.

The unaudited pro forma condensed combined financial information should be read in conjunction with (i) the more detailed unaudited pro forma condensed consolidated financial information of the CCIT III/CMFT Combined Company and the accompanying notes included in this proxy statement/prospectus beginning on page F-12 and (ii) the historical financial statements and accompanying notes of CCIT III and CMFT included in this proxy statement/prospectus beginning on page F-116 and F-21, respectively.

	As of June 30, 2020
(in thousands)	CMFT (Historical)	CCIT III (Historical)	Pro Forma Adjustments	CCIT III/CMFT Combined Company (Pro Forma)
Balance Sheet Data
Total real estate assets, net	$2,628,578	$42,913	$5,887	$2,677,378
Total assets	3,664,335	45,638	2,851	3,712,824
Credit facilities, notes payable and repurchase facility, net	1,708,598	24,175	3	1,732,776
Total liabilities	1,789,997	25,203	(75)	1,815,125
Total stockholders’ equity	1,703,426	20,435	2,926	1,726,787

	For the Six Months Ended June 30, 2020
(in thousands)	CMFT (Historical)	CCIT III (Historical)	Pro Forma Adjustments	CCIT III/CMFT Combined Company (Pro Forma)
Operating Data:
Total revenues	$141,303	$2,213	$(71)	$143,445
Operating income	20,107	575	(7,223)	13,459
Total other expense	(36,028)	(439)	19,942	(16,525)
Net (loss) income	(15,921)	136	12,719	(3,066)

	For the Year Ended December 31, 2019
(in thousands)	CMFT (Historical)	CCIT III (Historical)	Pro Forma Adjustments	CCIT III/CMFT Combined Company (Pro Forma)
Operating Data:
Total revenues	$413,356	$4,467	$(85,637)	$332,186
Operating income	289,212	1,042	(204,456)	85,798
Total other expense	(106,192)	(1,530)	31,804	(75,918)
Net income (loss)	183,020	(488)	(172,652)	9,880

Selected Unaudited Pro Forma Condensed Combined Financial Information of the Fully Combined Company

The following tables set forth selected unaudited pro forma condensed combined financial information of the Fully Combined Company after giving effect to the Mergers. The unaudited pro forma condensed combined statements of income of the Fully Combined Company for the six months ended June 30, 2020 and the year ended December 31, 2019 give effect to the Mergers as if each had occurred on January 1, 2019, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet of the Fully Combined Company as of June 30, 2020 gives effect to the Mergers as if they had occurred on June 30, 2020.

The unaudited pro forma condensed combined financial information of the Fully Combined Company was prepared using the asset acquisition method of accounting, with CMFT considered the accounting acquiror of each of CCIT III and CCPT V. Under the asset acquisition method of accounting, the purchase price is allocated to the underlying CCIT III and CCPT V tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The unaudited pro forma combined financial information of the Fully Combined Company is presented for illustrative purposes only and does not purport to be indicative of the results that would actually have occurred if the Mergers had occurred as presented in such statements or that may be obtained in the future. Additionally, the unaudited pro forma condensed combined financial information contains estimated adjustments, based upon available information and certain assumptions that we believe are reasonable under the circumstances. Future results may vary significantly from the results reflected in such statements.

The unaudited pro forma condensed combined financial information should be read in conjunction with (i) the more detailed unaudited pro forma condensed consolidated financial information of the Fully Combined Company and the accompanying notes included in this proxy statement/prospectus beginning on page F-3 and (ii) the historical financial statements and accompanying notes of CCIT III and CMFT included in this proxy statement/prospectus beginning on page F-116 and F-21, respectively.

	As of June 30, 2020
(in thousands)	CMFT (Historical)	CCIT III (Historical)	CCPT V (Historical)	Pro Forma Adjustments	Fully Combined Company (Pro Forma)
Balance Sheet Data
Total real estate assets, net	$2,628,578	$42,913	$608,002	$121,762	$3,401,255
Total assets	3,664,335	45,638	640,335	114,651	4,464,959
Credit facilities, notes payable and repurchase facility, net	1,708,598	24,175	368,100	634	2,101,507
Total liabilities	1,789,997	25,203	390,393	(1,592)	2,204,001
Total stockholders’ equity	1,703,426	20,435	241,462	166,243	2,081,566

	For the Six Months Ended June 30, 2020
(in thousands)	CMFT (Historical)	CCIT III (Historical)	CCPT V (Historical)	Pro Forma Adjustments	Fully Combined Company (Pro Forma)
Operating Data:
Total revenues	$141,303	$2,213	$26,519	$131	$170,166
Operating income	20,107	575	8,210	(12,613)	16,279
Total other expense	(36,028)	(439)	(7,505)	20,306	(23,666)
Net (loss) income	(15,921)	136	705	7,693	(7,387)

	For the Year Ended December 31, 2019
(in thousands)	CMFT (Historical)	CCIT III (Historical)	CCPT V (Historical)	Pro Forma Adjustments	Fully Combined Company (Pro Forma)
Operating Data:
Total revenues	$413,356	$4,467	$55,160	$(85,244)	$387,739
Operating income	289,212	1,042	18,036	(214,744)	93,546
Total other expense	(106,192)	(1,530)	(14,481)	32,449	(89,754)
Net income (loss)	183,020	(488)	3,555	(182,295)	3,792

Unaudited Comparative Per Share Information

The following table sets forth for the year ended December 31, 2019 and the six months ended June 30, 2020, selected per share information for CCIT III Common Stock and CMFT Common Stock on a historical basis, for the CCIT III/CMFT Combined Company on a pro forma basis after giving effect to the CCIT III Merger and for the Fully Combined Company on a pro forma basis after giving effect to the Mergers, in each case accounted for as an asset acquisition. The information in the table is unaudited. You should read the tables below together with the historical financial statements and accompanying notes of CCIT III and CMFT included in this proxy statement/prospectus beginning on page F-116 and F-21, respectively.

The pro forma CCIT III/CMFT Combined Company net income (loss) per share for the six months ended June 30, 2020 and the year ended December 31, 2019 includes the combined net income (loss) per share of CCIT III Common Stock and CMFT Common Stock on a pro forma basis as if the CCIT III Merger was consummated on January 1, 2019 and, with respect to net book value per share of CCIT III Common Stock and CMFT Common Stock, on June 30, 2020.

The pro forma Fully Combined Company net income (loss) per share for the six months ended June 30, 2020 and the year ended December 31, 2019 includes the combined net income (loss) per share of common stock for each of CCIT III, CCPT V and CMFT on a pro forma basis as if each of the Mergers was consummated on January 1, 2019 and, with respect to net book value per share of common stock for each of CCIT III, CCPT V and CMFT, on June 30, 2020.

The CMFT pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus.

	CMFT (Historical)	CCIT III (Historical)	CCPT V (Historical)	CCIT III/ CMFT Combined Company (Pro Forma)	Fully Combined Company (Pro Forma)
As of June 30, 2020
Net tangible book value per common share	$7.31	$7.76	$18.96	$7.31	$7.21
For the Six Months Ended June 30, 2020
Net (loss) income per common share attributable to common stockholders—basic and diluted	(0.05)	0.04	0.04	(0.01)	(0.02)
Distributions declared per common share	0.19	0.24	0.37	0.20	0.19
For the Year Ended December 31, 2019
Net income (loss) per common share attributable to common stockholders—basic and diluted	0.59	(0.15)	0.21	0.03	0.01
Distributions declared per common share	0.63	0.53	1.28	0.62	0.60

Comparative Market Price Information

Neither CCIT III Common Stock nor CMFT Common Stock is listed on an exchange and there is no established public trading market for shares of CCIT III Common Stock or CMFT Common Stock.

Historical Distributions

CCIT III’s Distribution Data

Prior to April 1, 2020, the CCIT III Board historically authorized distributions to its stockholders on a quarterly basis that accrued daily to CCIT III stockholders of record as of the close of business on each day and were payable in cumulative amounts monthly in arrears. The CCIT III Board authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount (1)
September 23, 2016	December 31, 2016	$0.001639344
January 1, 2017	March 31, 2019	$0.001643836
April 1, 2019	December 31, 2019	$0.001369863
January 1, 2020	March 31, 2020	$0.001366120

(1)	Less the per share distribution and stockholder servicing fees that are payable with respect to the CCIT III Class T Common Stock (as calculated on a daily basis).

Given the impact of the COVID-19 pandemic, the CCIT III Board has decided to make a determination as to the amount and timing of distributions on a monthly, instead of quarterly, basis until such time that the CCIT III Board has greater visibility into the impact that the COVID-19 pandemic will have on CCIT III’s tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to CCIT III’s tenants, CCIT III’s ability to access the capital markets, and on the United States and worldwide financial markets and economy. There can be no assurance that the CCIT III Board will continue to authorize such distributions at such amount or frequency, if at all.

After April 1, 2020, the CCIT III Board has authorized the following monthly distribution amounts per share for the periods indicated below:

Record Date	Monthly Distribution Amount (1)
April 30, 2020	$0.04098
May 31, 2020	$0.04098
June 30, 2020	$0.03970
July 30, 2020	$0.03233
August 28, 2020	$0.03220
September 29, 2020	$0.03220
October 29, 2020	$0.03220

(1)	Less the per share distribution and stockholder servicing fees that are payable with respect to the CCIT III Class T Common Stock (as calculated on a daily basis).

The following table presents CCIT III distributions and sources of distributions for the periods indicated below:

	Six Months Ended June 30,
	2020		2019
	Amount	Percent	Amount	Percent
Distributions paid in cash	$504,843	65%	$512,516	59%
Distributions reinvested	270,500	35%	363,436	41%

Total distributions	$775,343	100%	$875,952	100%

Source of distributions:

Net cash provided by operating activities (1)	$775,343	100%	$875,952	100%

(1)	Net cash provided by operating activities for the six months ended June 30, 2020 and 2019 was $1.2 million and $1.0 million, respectively.

CMFT’s Distribution Data

Prior to April 1, 2020, the CMFT Board historically authorized distributions to its stockholders on a quarterly basis that accrued daily to CMFT stockholders of record as of the close of business on each day and were payable in cumulative amounts monthly in arrears. The CMFT Board authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount
April 14, 2012	December 31, 2012	$0.001707848
January 1, 2013	December 31, 2015	$0.001712523
January 1, 2016	December 31, 2016	$0.001706776
January 1, 2017	December 31, 2019	$0.001711452
January 1, 2020	March 31, 2020	$0.001706776

Given the impact of the COVID-19 pandemic, the CMFT Board has decided to make a determination as to the amount and timing of distributions on a monthly, instead of quarterly, basis until such time that the CMFT Board has greater visibility into the impact that the COVID-19 pandemic will have on CMFT’s tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to CMFT’s tenants, CMFT’s ability to access the capital markets, and on the United States and worldwide financial markets and economy. There can be no assurance that the CMFT Board will continue to authorize such distributions at such amount or frequency, if at all.

After April 1, 2020, the CMFT Board has authorized the following monthly distribution amounts per share for the periods indicated below:

Record Date	Monthly Distribution Amount
April 30, 2020	$0.0130
May 31, 2020	$0.0130
June 30, 2020	$0.0161
July 30, 2020	$0.0304
August 28, 2020	$0.0303
September 29, 2020	$0.0303
October 29, 2020	$0.0303

The following table presents CMFT distributions and sources of distributions for the periods indicated below (dollar amounts in thousands):

	Six Months Ended June 30,
	2020			2019
	Amount		Percent	Amount	Percent
Distributions paid in cash	$44,150		61%	$54,663	56%
Distributions reinvested	28,774		39%	42,320	44%

Total distributions	$72,924		100%	$96,983	100%

Sources of distributions:
Net cash provided by operating activities (1) (2)	$46,853		64%	$96,983	100%
Proceeds from the issuance of common stock	8,308	(3)	11%	—	—%
Proceeds from the issuance of debt	17,763	(4)	25%	—	—%

Total sources	$72,924		100%	96,983	100%

(1)	Net cash provided by operating activities for the six months ended June 30, 2020 and 2019 was $37.2 million and $84.1 million, respectively.
(2)

CMFT’s distributions covered by cash flows from operating activities for the six months ended June 30, 2020 and 2019 include cash flows from operating activities in excess of distributions from prior periods of $9.6 million and $12.9 million, respectively.

(3)

In accordance with GAAP, certain real estate acquisition-related fees and expenses, such as expenses and fees incurred in connection with property acquisitions accounted for as business combinations, are expensed, and therefore reduce net cash flows from operating activities. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the six months ended June 30, 2020 include the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities in those prior periods.

(4)	Net proceeds on CMFT’s unsecured credit facility, repurchase facility and mortgage notes payable for the six months ended June 30, 2020 were $102.2 million.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote your shares of CCIT III Common Stock. In addition, you should read and consider the risks associated with the businesses of each of CCIT III and CMFT because these risks will also affect the Combined Company. You should also read and consider the other information included in this proxy statement/prospectus, including the Annexes. See “Where You Can Find More Information” on page 277.

Risks Related to the CCIT III Merger

The CCIT III Exchange Ratio payable in connection with the CCIT III Merger is fixed and will not be adjusted in the event of any change in the relative values of CCIT III or CMFT.

Upon the consummation of the CCIT III Merger, each outstanding share of CCIT III Common Stock will be converted automatically into the right to receive 1.098 shares of CMFT Common Stock, subject to the treatment of fractional shares in accordance with the CCIT III Merger Agreement. Such CCIT III Exchange Ratio will not be adjusted, other than in the limited circumstances as expressly contemplated in the CCIT III Merger Agreement in connection with stock splits, combinations, reorganizations, or other similar events affecting the outstanding CCIT III Common Stock or CMFT Common Stock. Except as expressly contemplated in the CCIT III Merger Agreement, no change in the CCIT III merger consideration will be made for any reason, including the following:

•	changes in the respective businesses, operations, assets, liabilities and prospects of CCIT III or CMFT;

•	changes in the estimated NAV per share of either the shares of CCIT III Common Stock or CMFT Common Stock;

•	CMFT’s failure to complete the CCPT V Merger, or any change in the exchange ratios payable by CMFT in the CCPT V Merger or the relative estimated NAV per share of common stock of CCPT V;

•	interest rates, general market and economic conditions and other factors generally affecting the businesses of CCIT III or CMFT;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which CCIT III or CMFT operate;

•	dissident stockholder activity, including any stockholder litigation challenging either of the Mergers;

•	other factors beyond the control of CCIT III and CMFT, including those described or referred to elsewhere in this “Risk Factors” section; and

•	acquisitions, dispositions or new development opportunities.

Any such changes may materially alter or affect the relative values of CCIT III and CMFT and, as a result, the CCIT III merger consideration may be more or less than the fair value of your shares of CCIT III Common Stock.

The terms of the CCIT III Merger may not be as favorable to CCIT III stockholders as they would have been if only independent representatives were involved in analyzing the CCIT III Merger.

While each of the CCIT III Board and the CMFT Board formed separate special committees consisting solely of independent directors and each special committee retained separate legal and financial advisors to assist it in evaluating the CCIT III Merger, the CCIT III Merger was initially proposed to each of the CCIT III Board and the CMFT Board for consideration by certain representatives of CIM. Furthermore, certain of such legal and financial advisors have in the past, and may in the future, provide services to CIM and its affiliates other than in connection with the CCIT III Merger. If only independent representatives of CCIT III and CMFT were involved in initially exploring strategic alternatives and analyzing the potential combination of CCIT III and CMFT, the CCIT III Merger may never have been proposed or the initially proposed, negotiated and final terms of the CCIT III Merger may have been different. CCIT III and CMFT can provide no assurances as to whether the merger consideration to be received by CCIT III stockholders in the CCIT III Merger will be greater or less than that which could have been obtained if the initial negotiations of the CCIT III Merger had taken place between unaffiliated or unrelated third parties.

Completion of the CCIT III Merger is subject to many conditions and if these conditions are not satisfied or waived, the CCIT III Merger will not be completed, which could result in the expenditure of significant unrecoverable transaction costs.

The CCIT III Merger Agreement is subject to many conditions that must be satisfied or waived in order to complete the CCIT III Merger. The mutual conditions of the parties include, among others: (1) the approval by CCIT III stockholders of the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal; (2) the absence of any judgment, injunction, order or decree issued by any governmental authority of competent jurisdiction prohibiting the consummation of the CCIT III Merger, and the absence of any law that has been enacted, entered, promulgated or enforced by any governmental authority after the date of the CCIT III Merger Agreement that prohibits, restrains, enjoins or makes illegal the consummation of the CCIT III Merger or the other transactions contemplated by the CCIT III Merger Agreement; and (3) the effectiveness of the registration statement on Form S-4 to be filed by CMFT for purposes of registering CMFT Common Stock to be issued in connection with the CCIT III Merger. In addition, each party’s obligation to consummate the CCIT III Merger is subject to certain other conditions, including, among others: (a) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers and other customary exceptions); (b) the other party’s performance of, and compliance with, its covenants and agreements contained in the CCIT III Merger Agreement in all material respects; (c) the absence of any event, circumstance, change, effect, development, condition or occurrence arising during the period from the date of the CCIT III Merger Agreement until the effective time of the CCIT III Merger that has had or would have a material adverse effect on the other party; (d) the receipt of an opinion of counsel to the effect that such party has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT; and (e) the receipt of an opinion of counsel to the effect that the CCIT III Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the CCIT III Merger, see “The CCIT III Merger Agreement—Conditions to Completion of the CCIT III Merger” in this proxy statement/prospectus.

There can be no assurance that the conditions to closing of the CCIT III Merger will be satisfied or waived or that the CCIT III Merger will be completed. Failure to consummate the CCIT III Merger may adversely affect CCIT III’s results of operations and business prospects for the following reasons, among others: (1) CCIT III has incurred and will continue to incur certain transaction costs, regardless of whether the CCIT III Merger closes, which could adversely affect its financial condition, results of operations and ability to make distributions to its stockholders; and (2) the CCIT III Merger, whether or not it closes, will divert the attention of certain management of CCIT III from ongoing business activities, including the pursuit of other opportunities that could be beneficial to CCIT III. In addition, CCIT III or CMFT may terminate the CCIT III Merger Agreement under certain circumstances, including, among other reasons, if the CCIT III Merger is not completed by the Outside Date. If the CCIT III Merger is not consummated, the ongoing business of CCIT III could be adversely affected. See “The CCIT III Merger Agreement—Termination of the CCIT III Merger Agreement” in this proxy statement/prospectus.

Completion of the CCIT III Merger is not contingent on the completion of the CCPT V Merger.

The completion of the CCIT III Merger is not contingent on the completion of the CCPT V Merger, which means the CCIT III Merger may be completed without the CCPT V Merger also being completed. As of June 30, 2020, CCPT V owned 150 properties in 34 states. In the event the CCPT V Merger is not completed, CCIT III investors who receive CMFT Common Stock in the CCIT III Merger will not benefit from CMFT’s ownership of CCPT V properties. Furthermore, as described elsewhere in this proxy statement/prospectus, one of the reasons for the Mergers is to realize efficiencies related to the consolidation of the Sponsor’s affiliated REITs into one entity. Some of these efficiencies will not be achieved, or will be achieved on a lesser scale, if the CCPT V Merger is not completed. As a result, if the CCPT V Merger is not completed, the CCIT III/CMFT Combined Company’s business prospects, financial condition, cash flows, results of operations and the value of the CCIT III/CMFT Combined Company’s common stock could be materially and adversely impacted. The CCPT V Merger is subject to a number of conditions, including approval by CCPT V stockholders and there can be no assurances that the CCPT V Merger will be completed.

If the CCPT V Merger is not completed, the CCIT III/CMFT Combined Company may compete with CCPT V.

If the CCPT V Merger is not completed, the CCIT III/CMFT Combined Company may compete with CCPT V for investment opportunities. To the extent the CCIT III/CMFT Combined Company competes with CCPT V, there is a risk that the Sponsor will select investment opportunities for the CCIT III/CMFT Combined Company that provide lower returns than the investments selected for CCPT V, or that certain otherwise attractive investment opportunities will not be available to the CCIT III/CMFT Combined Company. As a result of its potential competition with CCPT V, certain investment opportunities that would otherwise be available to the CCIT III/CMFT Combined Company may not in fact be available. Such competition may also result in conflicts of interest that are not resolved in favor of the CCIT III/CMFT Combined Company.

Failure to complete the CCIT III Merger could negatively impact the future business and financial results of CCIT III.

If the CCIT III Merger is not completed, the ongoing business of CCIT III could be materially adversely affected and CCIT III will be subject to a variety of risks associated with the failure to complete the CCIT III Merger, including the following:

•

CCIT III being required, under certain circumstances in which the CCIT III Merger Agreement is terminated, to pay to CMFT a termination fee of $710,000 and reimbursement of expenses incurred by CMFT in connection with the CCIT III Merger of up to $130,000;

•	CCIT III having to bear certain costs incurred by it relating to the CCIT III Merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and

•	the diversion of CCIT III management’s focus and resources from operational matters and other strategic opportunities while working to implement the CCIT III Merger.

If the CCIT III Merger is not completed, these risks could materially affect the business and financial results of CCIT III.

The pendency of the CCIT III Merger, including as a result of the restrictions on the operation of CCIT III’s and CMFT’s business during the period between signing the CCIT III Merger Agreement and the completion of the CCIT III Merger, could adversely affect the business and operations of CCIT III, CMFT or both.

In connection with the pending CCIT III Merger, some business partners or vendors of each of CCIT III and CMFT may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of CCIT III and CMFT, regardless of whether the CCIT III Merger is completed. In addition, due to operating covenants in the CCIT III Merger Agreement, each of CCIT III and CMFT may be unable, during the pendency of the CCIT III Merger, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial. In addition, CMFT faces similar restrictions and risks related to the CCPT V Merger, which could further impact its revenues, earnings, cash flows and expenses.

Some of the directors and executive officers of CCIT III have interests in seeing the CCIT III Merger completed that are different from, or in addition to, those of CCIT III stockholders.

Some of the directors and executive officers of CCIT III have interests in seeing the CCIT III Merger completed that are different from, or in addition to, those of CCIT III stockholders. None of CCIT III’s executive officers or directors is party to an arrangement with CCIT III, or participates in any CCIT III plan, program or arrangement, that provides such executive officer or director with financial incentives that are contingent upon the consummation of the CCIT III Merger; provided, however, that pursuant to the CCIT III Merger Agreement, the independent directors on the CCIT III Board who do not presently serve as directors of CMFT will be appointed to the CMFT Board effective upon consummation of the CCIT III Merger and will receive compensation for such services provided to CMFT. Additionally, CCI III Management and CMFT Management may be considered to be controlled by certain directors of CCIT III and CMFT. See “The CCIT III Merger—Interests of CCIT III’s Directors and Executive Officers in the CCIT III Merger” and “Advisory and Management Agreements—Comparison of the CMFT Management Agreement and the CCIT III Advisory Agreement” in this proxy statement/prospectus.

The CCIT III Merger and, if consummated, the CCPT V Merger, will result in changes to the board of directors of the Combined Company.

Upon the consummation of the CCIT III Merger, the composition of the board of directors of the Combined Company will be different from those of the current CCIT III Board and the CMFT Board. The board of directors of the Combined Company is expected to be comprised of the current CMFT Board, each independent director of the CCIT III Board who does not presently serve as a director of CMFT and, if the CCPT V Merger is completed, each independent director of the board of directors of CCPT V who do not presently serve as a director of CMFT. Furthermore, the CCIT III Merger Agreement contemplates that not all directors of the Combined Company will be nominated by the Combined Company for reelection at the annual meeting of stockholders of the Combined Company following the Mergers. See the section “The Combined Company—Board of Directors of the Combined Company” in this proxy statement/prospectus. The new composition of the Combined Company’s board of directors may affect the future decisions of the Combined Company.

CCIT III is seeking approval of its stockholders of the CCIT III Charter Amendment, which would remove substantive and procedural protections relating to Roll-Up Transactions such as the CCIT III Merger.

CCIT III is seeking approval of its stockholders of the CCIT III Charter Amendment. If adopted, the amendment would remove substantive and procedural protections relating to Roll-Up Transactions from the CCIT III Charter, which would eliminate certain protections that would have applied to certain transactions, including the CCIT III Merger. For example, the CCIT III Charter provides that prior to conducting a Roll-Up Transaction, CCIT III would be required to obtain an appraisal of CCIT III’s assets. In addition, as part of a Roll-Up Transaction, CCIT III would be required to provide stockholders certain rights including the right to remain as a stockholder of CCIT III and preserve their interests therein on the same terms and conditions as existed previously, or to receive cash in an amount equal to the stockholders pro rata share of the appraised value of the net assets of CCIT III, even if the CCIT III Board concludes that transaction would be in CCIT III’s best interests. Because the CCIT III Merger is conditioned on approval of the CCIT III Charter Amendment, CCIT III stockholders will not be entitled to the benefit of these protections in connection with the CCIT III Merger.

The CMFT Charter does not contain certain protections contained in the CCIT III Charter, and CCIT III stockholders will lose such protections if the CCIT III Merger is consummated.

The CCIT III Charter includes certain provisions required by the NASAA REIT Guidelines, which apply to REITs with shares that are publicly registered with the SEC but are not listed on a national securities exchange, including certain director removal rights. The CMFT Charter does not include provisions based on the NASAA REIT Guidelines, and such guidelines would not apply to CMFT. If the CCIT III Merger is consummated, the CCIT III Charter would no longer be applicable and CCIT III stockholders would no longer have the benefit of the protections provided by the NASAA REIT Guidelines set forth in the CCIT III Charter.

The CCIT III Merger and CCIT III Charter Amendment are each subject to approval by CCIT III stockholders.

In order for the CCIT III Merger to be completed, CCIT III stockholders must approve the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal, which each require the affirmative vote of the holders of at least a majority of the outstanding shares of CCIT III Common Stock entitled to vote on such proposals at the CCIT III Special Meeting. If the proposals are not approved by CCIT III stockholders in a timely manner that would allow the CCIT III Merger to be completed by the Outside Date, either party may terminate the CCIT III Merger Agreement, in which case the CCIT III Merger would not be consummated.

The CCIT III Merger Agreement and the CCIT III Advisory Agreement contain provisions that could discourage a potential competing acquiror of CCIT III or could result in a competing Acquisition Proposal being at a lower price than it might otherwise be.

The CCIT III Merger Agreement restricts CCIT III’s ability to initiate, solicit, facilitate or knowingly encourage any Acquisition Proposal, subject to limited exceptions. Prior to making an Adverse Recommendation Change and/or entering into an Alternative Acquisition Agreement, CCIT III is required to provide CMFT with notice of its intention to make such an Adverse Recommendation Change and/or enter into an Alternative Acquisition Agreement and an opportunity to negotiate (to the extent CMFT wishes to negotiate) to make adjustments to the terms of the CCIT III Merger Agreement such that the Superior Proposal ceases to constitute a Superior Proposal.

Upon termination of the CCIT III Merger Agreement in certain circumstances involving an Acquisition Proposal, CCIT III is required to pay CMFT a termination fee of $710,000 CCIT III must also pay CMFT an additional amount of up to $130,000 as reimbursement for expenses incurred by CMFT in connection with the CCIT III Merger. Further, although CCI III Management waived its right to receive any fees under the CCIT III Advisory Agreement that it would have been entitled to receive upon the consummation of the CCIT III Merger, CCIT III would be responsible for paying all or a portion of such fees to CCI III Management in connection with the consummation of certain other Acquisition Proposals, including a Subordinated Performance Fee equal to 15% of the net sale proceeds of such Acquisition Proposal remaining after the CCIT III stockholders have received distributions equal to 100% of Invested Capital (as defined in the CCIT III Advisory Agreement) plus a 6% return thereon.

These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of CCIT III’s business from considering or making a competing Acquisition Proposal, even if the potential competing acquiror was prepared to pay consideration with a higher per share cash value than that market value proposed to be received or realized in the CCIT III Merger, or might cause a potential competing acquiror to propose to pay a lower price than it might otherwise have proposed to pay because of the added expense of the applicable termination fee under the CCIT III Merger Agreement or fees to CCI III Management that, in each case, may become payable in certain circumstances.

In certain circumstances, either of CCIT III or CMFT may terminate the CCIT III Merger Agreement.

Either CCIT III or CMFT may terminate the CCIT III Merger Agreement if the CCIT III Merger has not been consummated by the Outside Date. Also, the CCIT III Merger Agreement may be terminated in certain circumstances if a final and non-appealable order is entered prohibiting the transactions contemplated by the CCIT III Merger Agreement, upon a material uncured breach by the other party that would cause the closing conditions not to be satisfied, or if CCIT III stockholders fail to approve the CCIT III Merger Proposal or the CCIT III Charter Amendment Proposal. In addition, at any time prior to the time CCIT III stockholders approve the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal, CCIT III has the right to terminate the CCIT III Merger Agreement in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (as such terms are defined under the heading “The CCIT III Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”). Finally, at any time prior to the time CCIT III stockholders approve the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal, CMFT has the right to terminate the CCIT III Merger Agreement upon an Adverse Recommendation Change, upon the commencement of a tender offer or exchange offer for any shares of CCIT III Common Stock that constitutes an Acquisition Proposal if the CCIT III Board fails to recommend against acceptance of such tender offer or exchange offer or to publicly reaffirm the CCIT III Board recommendation after being requested to do so by CMFT or if CCIT III breaches or fails to comply in any material respect with certain of its obligations regarding the solicitation of and response to Acquisition Proposals. See “The CCIT III Merger Agreement—Termination of the CCIT III Merger Agreement” in this proxy statement/prospectus.

CCIT III and CMFT each expect to incur substantial expenses related to the CCIT III Merger.

CCIT III and CMFT each expect to incur substantial expenses in connection with completing the CCIT III Merger and integrating the properties and operations of CCIT III with CMFT and, if the CCPT V Merger is consummated, CMFT will incur additional expenses in connection with the further integration of CCPT V. While CCIT III and CMFT each has assumed that a certain level of transaction expenses would be incurred, there are a number of factors beyond the control of each company that could affect the total amount or the timing of such expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction expenses associated with the CCIT III Merger could, particularly in the near term, exceed the savings that CMFT expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings following the completion of the CCIT III Merger.

The ownership position of CCIT III stockholders will be diluted by the CCIT III Merger and the CCPT V Merger.

The Mergers will result in CCIT III stockholders having an ownership stake in the Combined Company that is smaller than their current stake in CCIT III. Based on the number of shares of CMFT Common Stock and CCIT III Common Stock outstanding on October 13, 2020, former CCIT III stockholders will own approximately 1% of the issued and outstanding shares of CMFT Common Stock following the CCIT III Merger. If the CCPT V Merger is also consummated, then former CCIT III stockholders will own approximately 1% of the issued and outstanding shares of CMFT Common Stock following the completion of both Mergers, based on the number of shares of CMFT Common Stock, CCIT III Common Stock and shares of common stock of CCPT V outstanding on October 13, 2020, and assuming the exchange ratios in respect of the CCPT V Merger is 1.098 shares of CMFT Common Stock per share of CCPT V common stock Consequently, each CCIT III stockholder, as a general matter, will have little influence over the management and policies of the Combined Company following the Mergers.

The CCIT III Merger may be dilutive to estimated net income for CCIT III stockholders.

The CCIT III Merger may be dilutive to estimated net income for CCIT III stockholders, which would potentially decrease the amount of funds available to distribute to CCIT III stockholders as stockholders of the CCIT III/

CMFT Combined Company, as well as for CCIT III stockholders as stockholders of the Fully Combined Company For instance, on a pro forma basis, assuming the CCIT III Merger had been consummated on January 1, 2020, the net income per share of the CCIT III/CMFT Combined Company for the six months ended June 30, 2020 would have been less than the actual net income per share of CCIT III Common Stock during the same period. See the unaudited pro forma condensed combined financial information of the CCIT III/CMFT Combined Company and the Fully Combined Company, and the accompanying notes, included in the section “Index to Financial Information” in this proxy statement/prospectus.

Litigation challenging either of the Mergers may increase transaction costs and prevent the applicable Merger from becoming effective within the expected timeframe, or from being completed at all.

If any stockholder files a lawsuit challenging the CCIT III Merger or the CCPT V Merger, neither CCIT III nor CMFT can provide any assurance as to the outcome of any such lawsuit, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing either of the Mergers on the agreed-upon terms, such an injunction may prevent the completion of the applicable merger in the expected time frame, or may prevent it from being completed at all. Whether or not any such plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operations of each company’s business.

If and when the Combined Company completes a liquidity event, the market value ascribed to the shares of common stock of the Combined Company upon the liquidity event may be significantly lower than the estimated NAV per share of CMFT Common Stock or common stock of CCIT II or CCPT V considered by the CCIT III Board in approving and recommending the CCIT III Merger.

In approving and recommending the CCIT III Merger, the CCIT III Board considered, among other things, the most recent estimated NAV per share of CCIT III Common Stock, CMFT Common Stock and common stock of CCIT II and CCPT V as determined by the applicable board of directors, with the assistance of their respective third-party valuation experts. The estimated NAV per share of CMFT Common Stock may not be immediately determined following the consummation of the Mergers. In the event that the Combined Company completes a liquidity event after consummation of the Mergers, such as a listing of its shares on a national securities exchange, a merger in which stockholders of the Combined Company receive securities that are listed on a national securities exchange, or a sale of the Combined Company for cash, the market value of the shares of the Combined Company upon consummation of such liquidity event may be significantly lower than the current estimated value considered by the CCIT III Board and the estimated NAV per share of CMFT Common Stock that may be reflected on the account statements of stockholders of the Combined Company after consummation of the Mergers. For example, if the shares of the Combined Company are listed on a national securities exchange at some point after the consummation of the Mergers, the trading price of the shares may be significantly lower than the most recent estimated NAV per share of CMFT Common Stock of $7.31 as of June 30, 2020.

Risks Related to the Combined Company Following the Mergers

The Combined Company will have substantial indebtedness upon completion of the Mergers.

In connection with the Mergers, CMFT will assume and/or refinance certain indebtedness of CCIT III and CCPT V and will be subject to risks associated with debt financing, including a risk that the Combined Company’s cash flow could be insufficient to meet required payments on its debt. As of June 30, 2020, CMFT had approximately $1.7 billion of outstanding indebtedness for borrowed money and approximately $336.1 million of cash and cash equivalents. After giving effect to the Mergers, the Fully Combined Company’s total pro forma consolidated indebtedness will increase. Taking into account CCIT III’s existing indebtedness for borrowed money, transaction expenses of CMFT and CCIT III, and the assumption and/or refinancing of indebtedness in the CCIT III Merger, the CCIT III/CMFT Combined Company’s pro forma consolidated indebtedness as of June 30,

2020 would be approximately $1.7 billion and its cash and cash equivalents would be approximately $337.3 million. Taking into account the indebtedness for borrowed money and transaction expenses of each of CMFT, CCIT III and CCPT V, and the assumption and/or refinancing of indebtedness in the Mergers, the Fully Combined Company’s pro forma consolidated indebtedness as of June 30, 2020 would be approximately $2.1 billion and its cash and cash equivalents would be approximately $349.5 million.

The Combined Company’s indebtedness could have important consequences to CCIT III stockholders, who will receive CMFT Common Stock in the CCIT III Merger, including:

•	vulnerability of the Combined Company to general adverse economic and industry conditions;

•	limiting the Combined Company’s ability to obtain additional financing to fund future working capital, acquisitions, capital expenditures and other general corporate requirements;

•

requiring the use of a substantial portion of the Combined Company’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;

•	limiting the Combined Company’s flexibility in planning for, or reacting to, changes in its business and its industry;

•	putting the Combined Company at a disadvantage compared to its competitors with less indebtedness; and

•	limiting the Combined Company’s ability to access capital markets.

If the Combined Company defaults under a mortgage loan, it would automatically be in default under any other loan that has cross-default provisions, and it may lose the properties securing these loans.

The Combined Company may need to incur additional indebtedness in the future.

It is possible that the Combined Company may increase its outstanding debt from current levels. The amount of such indebtedness could have material adverse consequences for the Combined Company, including hindering the Combined Company’s ability to adjust to changing market, industry or economic conditions; limiting the Combined Company’s ability to access the capital markets to refinance maturing debt or to fund acquisitions, development or emerging businesses and limiting the possibility of a listing on a securities exchange; limiting the amount of free cash flow available for future operations, acquisitions, distributions, stock repurchases or other uses; making the Combined Company more vulnerable to economic or industry downturns, including interest rate increases; and placing the Combined Company at a competitive disadvantage compared to less leveraged competitors.

Following the Mergers, CCIT III stockholders may receive a lower dollar amount per share in monthly distributions.

Each of CCIT III and CMFT has historically declared distributions on a quarterly basis that accrued at a daily rate to stockholders of record. However, given the impact of the COVID-19 pandemic, each of CCIT III and CMFT has declared distributions on a monthly basis since April 2020 so as to allow CCIT III and CMFT greater flexibility in responding to the impact that COVID-19 has on their respective tenants, the degree to which federal, state or local governmental authorities grant rent relief or other assistance programs, their respective abilities to access capital markets and the general effect on the financial markets and economy.

CCIT III’s most recent monthly distributions for June, July and August 2020 were approximately $0.48, $0.39 and $0.39, respectively, per share on an annualized basis, reflecting annualized distribution rates of approximately 6.1%, 5.0% and 5.0%, respectively, based on the most recent estimated NAV per share of CCIT III Common Stock of $7.76 as of June 30, 2020. CMFT’s most recent monthly distributions for June, July and August 2020 were approximately $0.19, $0.36 and $0.36, respectively, per share on an annualized basis, reflecting annualized distribution rates of approximately 2.6%, 5.0% and 5.0%, respectively, based on the most recent estimated NAV per share of CMFT Common Stock of $7.31 as of June 30, 2020. Based on the CCIT III Exchange Ratio of 1.098 shares of CMFT Common Stock for each share of CCIT III Common Stock, CCIT III stockholders would receive in respect of each share of CCIT III Common Stock distributions of approximately $0.40 per share on an annualized basis, assuming CMFT maintains its most recent monthly distribution rate of 5.0%. However, there is no guarantee that the Combined Company will continue to pay distributions at such rate, if at all, and all decisions regarding future distributions will remain entirely at the discretion of the Combined Company’s board of directors.

Stockholders of the Combined Company will have no contractual or other legal right to distributions that have not been authorized by the Combined Company’s board of directors and declared by the Combined Company.

Following the consummation of the Mergers, the Combined Company may assume certain potential and unknown liabilities relating to CCIT III and CCPT V, as applicable.

Following the consummation of the Mergers, the Combined Company will have assumed certain potential and unknown liabilities relating to CCIT III and CCPT V, as applicable. These liabilities could be significant and have a material adverse effect on the Combined Company’s business to the extent the Combined Company has not identified such liabilities or has underestimated the amount of such liabilities.

The historical and unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus may not be representative of the Combined Company’s results following the effective time of the Mergers and, accordingly, CCIT III stockholders have limited financial information on which to evaluate the Combined Company.

The historical and unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the Combined Company’s financial position or results of operations that actually would have occurred had the CCIT III Merger and the CCPT V Merger been completed as of the date indicated, nor is it indicative of the future operating results or financial position of the Combined Company, as applicable. The unaudited pro forma combined financial information does not reflect future events that may occur after the effective time of the CCIT III Merger or the CCPT V Merger, including any future nonrecurring charges resulting from the Mergers, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The unaudited pro forma combined financial information presented elsewhere in this proxy statement/prospectus is based in part on certain assumptions regarding the Mergers that CCIT III and CMFT believe are reasonable under the circumstances. CCIT III and CMFT can provide no assurances that the assumptions will prove to be accurate over time.

The Combined Company will continue to be externally managed and subject to various fees and expenses, including a termination fee in excess of the termination fee payable in certain circumstances by CCIT III to CCI III Management.

The Combined Company will continue to be externally managed by CMFT Management pursuant to the CMFT Management Agreement, which agreement requires CMFT to pay CMFT Management (1) a quarterly management fee equal to the greater of $62,500 and 0.375% of CMFT’s Equity (as defined in the CMFT Management Agreement), (2) a quarterly incentive fee equal to 20% of the amount by which certain core earnings of CMFT exceed 7% of the NAV of CMFT and (3) reimbursement for certain expenses incurred by CMFT Management in connection with the provision of its services under the agreement. Subject to certain exceptions related to properties that were under contract to be sold or specifically identified in a broker agreement as being marketed for sale as of the effective date of the CMFT Management Agreement, CMFT Management is not entitled to receive any acquisition fees, reimbursement of acquisition expenses or disposition fees. For the six months ended June 30, 2020, CMFT recorded fees and expense reimbursements for services provided by CMFT Management and its affiliates under the CMFT Management Agreement in an aggregate amount of approximately $25.2 million.

If the CMFT Management Agreement is terminated without cause by CMFT, CMFT Management is entitled to receive a termination fee equal to three times the sum of (a) the average annual management fee and (b) the average annual incentive fee during the 24-month period prior to the termination, which fee is greater than the “Subordinated Performance Fee” or “Disposition Fee” that may be payable under the CCIT III Advisory Agreement in the event of entry into a Superior Proposal.

The Combined Company may incur adverse tax consequences if prior to the Mergers, CCIT III, CCPT V or CMFT, as applicable, fails to qualify as a REIT for U.S. federal income tax purposes.

Each of CCIT III, CCPT V and CMFT has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the time of the CCIT III Merger and the CCPT V Merger, and the Fully Combined Company intends to continue operating in such a manner following the Mergers. None of CCIT III, CCPT V or CMFT has requested or plans to request a ruling from the IRS that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of CCIT III, CCPT V or CMFT may affect its ability to qualify as a REIT. In order to qualify as a REIT, each of CCIT III, CCPT V and CMFT must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its REIT taxable income, excluding any net capital gains.

If CCIT III, CCPT V or CMFT (or, following the Mergers, the Fully Combined Company) loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•

it would be subject to U.S. federal corporate income tax on its net income for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	it could be subject to the federal alternative minimum tax for taxable years prior to January 1, 2018 and possibly increased state and local taxes for such periods;

•

unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor” company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

•

for five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Following the Mergers, the Combined Company will inherit any liability with respect to unpaid taxes of CCIT III and CCPT V, as applicable, for any periods prior to the Mergers. In addition, as described above, if CCIT III or CCPT V, as applicable, failed to qualify as a REIT as of the Mergers but the Combined Company nevertheless qualified as a REIT, in the event of a taxable disposition of a former CCIT III or CCPT V asset, as applicable, during the five years following the Mergers, the Combined Company would be subject to corporate tax with respect to any built-in gain inherent in such asset as of the Mergers.

As a result of all these factors, any of CCIT III, CCPT V, CMFT or the Combined Company’s failure to qualify as a REIT could impair the Combined Company’s ability to expand its business and have other material adverse effects on the Combined Company. In addition, for years in which the Combined Company does not qualify as a REIT, it would not otherwise be required to make distributions to stockholders.

The Combined Company could be subject to a material tax liability if CMFT’s sales of properties during 2019 are treated as prohibited transactions under the Code.

The Code imposes a tax of 100% on net income derived by a REIT from a “prohibited transaction,” which is generally a sale or other disposition of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of a trade or business. Such property is also frequently referred to as “dealer property.” Any losses incurred on sales of dealer property may not be used to offset gains from other prohibited transactions. The Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% tax (the “Safe Harbor”). In general, under the Safe Harbor, a sale of property will not be treated as a sale of dealer property subject to the 100% tax if: (a) the REIT held the property for at least two years, (b) the aggregate expenditures made by the REIT during the two years preceding the date of sale that are includible in the basis of the property do not exceed 30% of the net selling price, (c) in the case of land or improvements, the REIT has held the property for at least two years for production of rental income, and (d) one of the following is true: (1) during the taxable year the REIT does not make more than seven sales of properties, (2) the aggregate adjusted bases of properties sold during the year does not exceed 10% of the aggregate bases of all of the properties of the REIT at the beginning of the year, (3) the fair market value of properties sold during the year does not exceed 10% of the fair market value of all of the properties of the REIT at the beginning of the year, (4) the aggregate adjusted bases of properties sold during the year does not exceed 20% of the aggregate bases of all of the properties of the REIT at the beginning of the year, provided that the “3-year average adjusted bases percentage” (generally, the aggregate adjusted bases of properties sold in the three years ending during the year of sale divided by the sum of the aggregate adjusted bases of all properties as of the beginning of each such year) for the taxable year does not exceed 10%, or (5) the fair market value of properties sold during the year does not exceed 20% of the fair market value of all of the properties of the REIT at the beginning of the year, provided that the “3-year average fair market value percentage” (defined similarly to the 3-year average adjusted bases percentage but using fair market values) for the taxable year does not exceed 10%. Additionally, if clauses (d)(2) through (5) are relied upon, substantially all of the marketing and development expenditures with respect to the properties sold were made through an independent contractor from whom the REIT does not itself derive or receive any income or through a TRS.

In 2019, CMFT sold a total of 497 properties (the “2019 Sales”), which, excluding assets sold for a loss, would have resulted in a tax gain of approximately $201.1 million. Although CMFT held each property for over two years, the 2019 Sales did not qualify under the Safe Harbor because there were more than seven sales during 2019 and the total value and basis of the assets sold exceeded the 10% thresholds for 2019 and also the 20% limitations with respect to the 3-year averages, as discussed above. The Code provides that a sale failing to satisfy the Safe Harbor does not necessarily result in classification of the sale as a sale of dealer property. Rather, failure to satisfy the Safe Harbor requires an analysis of all relevant facts and circumstances to determine if the property sold was held primarily for sale to customers in the ordinary course of CMFT’s business. There can be no assurances that the IRS will agree with CMFT’s assessment that the facts and circumstances establish that the assets sold as part of the 2019 Sales were not held primarily for sale to customers in the ordinary course of its business and therefore should not be treated as prohibited transactions. If the IRS successfully asserts that the 2019 Sales were prohibited transactions, the resulting tax liability of approximately $201.1 million could adversely impact the Combined Company’s liquidity, could make it difficult for the Combined Company to meet its distribution requirement to maintain its status as a REIT, and would substantially reduce the amount of cash available for distribution to stockholders.

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

Even if the Combined Company has qualified and continues to qualify as a REIT, it may be subject to some U.S. federal, state and local taxes on its income or property and, as described above, in certain cases, a 100% penalty tax, in the event it sells property as a dealer. Any U.S. federal, state or other taxes the Combined Company pays will reduce its cash available for distribution to stockholders. See “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations Relating to the Combined Company’s Treatment as a REIT and to Holders of CMFT Common Stock—Taxation of the Combined Company” in this proxy statement/prospectus.

If the CCIT III Merger does not qualify as a tax-free reorganization, there may be adverse tax consequences.

The CCIT III Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the CCIT III Merger is conditioned on the receipt by each of CCIT III and CMFT of an opinion of counsel to the effect that the CCIT III Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. However, these legal opinions will not be binding on the IRS or on the courts. If, for any reason, the CCIT III Merger were to fail to qualify as a tax-free reorganization, then each CCIT III stockholder generally would recognize gain or loss, as applicable, equal to the difference between (1) the merger consideration (i.e. the fair market value of the shares of CMFT Common Stock) received by such CCIT III stockholder in the CCIT III Merger; and (2) such CCIT III stockholder’s adjusted tax basis in its CCIT III Common Stock.

The Combined Company will depend on key personnel for its future success, and the loss of key personnel or inability to attract and retain personnel could harm the Combined Company’s business.

The future success of the Combined Company will depend in large part on the ability of CMFT Management to attract and retain a sufficient number of qualified personnel. The future success of the Combined Company also depends upon the service of the Combined Company’s executive officers, who have extensive market knowledge and relationships and will exercise substantial influence over the Combined Company’s operational, financing, acquisition and disposition activity. Among the reasons that they are important to the Combined Company’s success is that each has a national or regional industry reputation that is expected to attract business and investment opportunities and assist the Combined Company in negotiations with lenders, existing and potential residents and industry personnel.

Many of the Combined Company’s, and CMFT Management’s, other key executive personnel, particularly its senior managers, also have extensive experience and strong reputations in the industry. In particular, the extent and nature of the relationships that these individuals have developed with financial institutions and existing and prospective residents is critically important to the success of the Combined Company’s business. The loss of services of one or more members of the Combined Company’s senior management team, or the Combined Company’s inability to attract and retain highly qualified personnel, could adversely affect the Combined Company’s business, diminish the Combined Company’s investment opportunities and weaken its relationships with lenders, business partners, existing and potential residents and industry personnel, which could materially and adversely affect the Combined Company.

Key employees of CMFT Management may depart either before or after the Mergers because of a desire not to remain with the Combined Company following the Mergers. Accordingly, no assurance can be given that the Combined Company will be able to retain key personnel to the same extent as in the past.

If the Combined Company internalizes its management functions following the Mergers, the percentage of the outstanding common stock owned by stockholders of the Combined Company could be reduced, and the Combined Company could incur other significant costs associated with being self-administered.

In the future, the board of directors of the Combined Company may consider internalizing the functions performed for the Combined Company by CMFT Management. If the board of directors of the Combined Company determines that it is in the Combined Company’s best interest to internalize its management functions, the Combined Company may negotiate to acquire CMFT Management’s assets and personnel. At this time, CMFT cannot be sure of the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and shares of common stock of the Combined Company. The payment of such consideration could result in dilution of the Combined Company’s then existing stockholders’ interests as a stockholder and could reduce the net income per share attributable to their investment.

Internalization transactions involving the acquisition of advisors affiliated with entity sponsors have also, in some cases, been the subject of litigation. Even if these claims are without merit, the Combined Company could be forced to spend significant amounts of money defending claims, which would reduce the amount of funds available for the Combined Company to invest in properties or other investments and to pay distributions. All of these factors could have a material adverse effect on the Combined Company’s results of operations, financial condition and ability to pay distributions to its stockholders.

In addition, while the Combined Company would no longer bear the costs of the various fees and expenses it expects to pay to CMFT Management under the CMFT Management Agreement, the Combined Company’s direct expenses would include general and administrative costs, including legal, accounting, and other expenses related to corporate governance, including SEC reporting and compliance. The Combined Company would also incur the compensation and benefits costs of its officers and other employees and consultants that CMFT now expects will be paid by CMFT Management or its affiliates. If the expenses the Combined Company assumes as a result of an internalization are higher than the expenses it avoids paying to CMFT Management, its net income per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to its stockholders and the value of the Combined Company’s shares.

If the Combined Company internalizes its management functions, it could have difficulty integrating these functions as a stand-alone entity and it may fail to properly identify the appropriate mix of personnel and capital needed to operate as a stand-alone entity. Additionally, upon any internalization of CMFT Management, certain key personnel may not remain with CMFT Management, but will instead remain employees of CCO Group.

CMFT stockholders’ interests in CMFT will be diluted if CMFT issues shares at prices below the Combined Company’s estimated NAV per share.

CMFT stockholders do not have preemptive rights to any shares of capital stock that may be issued by CMFT in the future. Subject to any limitations set forth under Maryland law, the CMFT Board may increase the number of authorized shares of stock, increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares without the necessity of obtaining stockholder approval. All of such shares may be issued in the discretion of the CMFT Board. Therefore, if and as CMFT (1) sells additional shares of CMFT Common Stock in the future, including those issued pursuant to its distribution reinvestment plan, (2) sells securities that are convertible into shares of CMFT Common Stock, (3) issues shares of CMFT Common Stock in a private offering of securities to institutional investors, (4) issues shares of restricted CMFT Common Stock or stock options to its independent directors or (5) issues shares of CMFT Common Stock in connection with an exchange of limited partnership interests of the CMFT OP, in each case at prices below the Combined Company’s estimated NAV per share, CMFT stockholders at such time will experience dilution of their equity investment in CMFT. See “Risks Related to the CCIT III Merger—The ownership position of CCIT III stockholders will be diluted by the CCIT III Merger and the CCPT V Merger.”

CMFT is not afforded the protection of Maryland law relating to business combinations.

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•

any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

These prohibitions are intended to prevent a change of control by interested stockholders who do not have the support of the CMFT Board. CMFT will not be afforded the protections of this statute and, accordingly, there is no guarantee that the ownership limitations in the CMFT Charter would provide the same measure of protection as the business combinations statute and prevent an undesired change of control by an interested stockholder.

The CMFT Bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by CMFT stockholders.

The CMFT Bylaws provide that, unless CMFT consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of CMFT, (2) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the MGCL, including, without limitation, (a) any action asserting a claim of breach of any duty owed by any director or officer or other employee of CMFT to CMFT or to the stockholders of CMFT or (b) any action asserting a claim against CMFT or any director or officer or other employee of CMFT arising pursuant to any provision of the MGCL, the CMFT Charter or the CMFT Bylaws, or (3) any other action asserting a claim against CMFT or any director or officer or other employee of CMFT that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in CMFT shares will be deemed to have notice of and to have consented to these provisions of the CMFT Bylaws, as they may be amended from time to time. The CMFT Board, without stockholder approval, adopted this provision of the CMFT Bylaws so that CMFT may respond to such litigation more efficiently and reduce the costs associated with CMFT’s responses to such litigation, particularly litigation that might otherwise be brought in multiple forums. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with CMFT or its directors, officers, agents or employees, if any, and may discourage lawsuits against CMFT and its directors, officers, agents or employees, if any. Alternatively, if a court were to find this provision of the CMFT Bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings notwithstanding that the MGCL expressly provides that the charter or bylaws of a Maryland corporation may require that any internal corporate claim be brought only in courts sitting in one or more specified jurisdictions, CMFT may incur additional costs that it does not currently anticipate associated with resolving such matters in other jurisdictions, which could adversely affect CMFT’s business, financial condition and results of operations.

Risks Related to an Investment in CMFT Common Stock

Risks Related to CMFT’s Business

CMFT has not identified all of the credit investments, properties or other real estate-related assets CMFT intends to purchase. For this and other reasons, an investment in CMFT Common Stock is speculative.

CMFT currently has not identified all of the credit investments, properties or other real estate-related assets that it may purchase. CMFT has established policies relating to the types of assets it will acquire and the creditworthiness of tenants of CMFT’s properties or other investment opportunities, but CMFT Management has wide discretion in implementing these policies, subject to the oversight of the CMFT Board. Additionally, CMFT Management has discretion to determine the location, number and size of its investments and the percentage of net proceeds it may dedicate to a single investment. As a result, you will not be able to evaluate the economic merit of its future investments until after such investments have been made.

CMFT stockholders should consider CMFT’s prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that, like CMFT, have not identified all credit investments, properties or real estate-related assets that they intend to purchase. To be successful in this market, CMFT and CMFT Management must, among other things:

•	identify and make investments that further CMFT’s investment objectives;

•	rely on CMFT Management and its affiliates to attract, integrate, motivate and retain qualified personnel to manage CMFT’s day-to-day operations;

•	respond to competition for CMFT’s targeted credit investments, real estate and other assets;

•	rely on CMFT Management and its affiliates to continue to build and expand CMFT’s operations structure to support its business; and

•	be continuously aware of, and interpret, marketing trends and conditions.

CMFT may not succeed in achieving these goals, and CMFT’s failure to do so could cause CMFT stockholders to lose all or a portion of their investment.

There is no public trading market for CMFT Common Stock, and there may never be one.

CMFT Common Stock in not currently publicly traded and there are no plans to list CMFT Common Stock on any securities exchange. In addition, CMFT does not have a fixed date or method for providing stockholders with liquidity. CMFT expects that the CMFT Board will make that determination in the future based, in part, upon advice from CMFT Management. If a buyer for CMFT Common Stock is able to be found, such shares may be sold at a substantial discount to the most recent estimated NAV per share of CMFT Common Stock of $7.31 as of June 30, 2020. It also is likely that CMFT Common Stock will not be accepted as the primary collateral for a loan. Therefore, shares of CMFT Common Stock should be considered illiquid and a long-term investment, and CMFT stockholders must be prepared to hold their shares of CMFT Common Stock for an indefinite length of time.

If the CMFT Board lifts the suspension on CMFT’s share redemption program, CMFT stockholders will be limited in their ability to sell under the program and may have to hold their shares for an indefinite period of time.

CMFT’s share redemption program allows CMFT stockholders to sell shares of CMFT Common Stock to CMFT in limited circumstances, subject to numerous restrictions. Furthermore, pending the completion of the Mergers, the CMFT Board has suspended CMFT’s share redemption program, and there can be no guarantee that, following the Mergers, such share redemption program will be reinstated on the same terms or at all.

If the share redemption program is reinstated on the same terms then, subject to funds being available, CMFT will generally limit the number of shares redeemed pursuant to CMFT’s share redemption program to no more than 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemption is being paid. In addition, CMFT intends to limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter, and funding for redemptions for each quarter generally will be limited to the net proceeds it receives from the sale of shares in the respective quarter under the CMFT distribution reinvestment plan (the “CMFT DRIP”). Any of the foregoing limits might prevent CMFT from accommodating all redemption requests made in any fiscal quarter or in any 12-month period. During the 17 quarters immediately preceding suspension of the share redemption program, quarterly redemptions were honored on a pro rata basis, as requests for redemption exceeded the quarterly redemption limits described above. The CMFT Board may amend the terms of, suspend, or terminate CMFT’s share redemption program without stockholder approval at any time if it believes that such action is in the best interest of CMFT’s stockholders, and CMFT Management may reject any request for redemption. These restrictions severely limit CMFT stockholders’ ability to sell their shares should they require liquidity, and limit CMFT stockholders’ ability to recover the amount they invested or the fair market value of their shares.

The estimated NAV per share of CMFT Common Stock is an estimate as of a given point in time and likely will not represent the amount of net proceeds that would result if CMFT were liquidated or dissolved or completed a merger or other sale.

The methodology used by the CMFT Board in reaching an estimated NAV per share of CMFT Common Stock is based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the NAV per share of CMFT Common Stock. Also, the estimated NAV per share reflects an estimate as of a given point in time and will fluctuate over time as a result of, among other things, developments related to individual assets and changes in the real estate and capital markets. In addition, the CMFT Board’s estimate of the NAV per share is not based on the book values of CMFT’s real estate, as determined by GAAP, as CMFT’s book value for most real estate is based on the amortized cost of the property, subject to certain adjustments. Furthermore, in reaching an estimate of the NAV per share of CMFT Common Stock, the CMFT Board did not include, among other things, a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party. As a result, there can be no assurance that:

•	stockholders will be able to realize the estimated NAV per share upon attempting to sell their shares of CMFT Common Stock; or

•	CMFT will be able to achieve, for its stockholders, the estimated NAV per share upon a listing of CMFT Common Stock on a national securities exchange, a merger of CMFT or a sale of CMFT’s portfolio.

There are currently no SEC, federal or state rules that establish requirements specifying the methodology that CMFT must employ in determining an estimated NAV per share. However, in accordance with the rules of the Financial Industry Regulatory Authority (“FINRA”), the determination of the estimated NAV per share of CMFT Common Stock must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert and must be derived from a methodology that conforms to standard industry practice.

CMFT may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to CMFT stockholders. CMFT has historically declared distributions on a quarterly basis that accrued at a daily rate to stockholders of record. However, given the impact of the COVID-19 pandemic, CMFT has declared distributions on a monthly basis since April 2020 so as to allow greater flexibility in responding to the impact that COVID-19 has on its tenants, the degree to which federal, state or local governmental authorities grant rent relief or other assistance programs, their respective abilities to access capital markets and the general effect on the financial markets and economy.

Distributions are based primarily on cash flows from operations. The amount of cash available for distributions is affected by many factors, such as the performance of CMFT Management in selecting investments for CMFT to make, selecting tenants for CMFT’s properties and securing financing arrangements, CMFTs ability to make investments, the amount of income CMFT receives from its investments, and CMFT’s operating expense levels, as well as many other variables. CMFT may not always be in a position to pay distributions to its stockholders and any distributions CMFT does make may not increase over time. In addition, CMFT’s actual results may differ significantly from the assumptions used by the CMFT Board in establishing the distribution rate to CMFT stockholders. There also is a risk that CMFT may not have sufficient cash flows from operations to fund distributions required to maintain its REIT status.

CMFT has paid, and may continue to pay, some of its distributions from sources other than cash flows from operations, including borrowings and proceeds from asset sales, which may reduce the amount of capital CMFT ultimately deploys in its real estate operations and may negatively impact the value of CMFT Common Stock. Additionally, distributions at any point in time may not reflect the current performance of CMFT’s properties or CMFT’s current operating cash flows.

CMFT’s organizational documents permit CMFT to pay distributions from any source, including net proceeds from public or private offerings, borrowings, advances from its Sponsor or CMFT Management and the deferral of fees and expense reimbursements by CMFT Management, in its sole discretion. To the extent that cash flows from operations have been or are insufficient to fully cover CMFT’s distributions to its stockholders, CMFT has paid, and may continue to pay, some of its distributions from sources other than cash flows from operations. Such sources may include borrowings, proceeds from asset sales or the sale of CMFT’s securities. CMFT has no limits on the amounts it may use to pay distributions from sources other than cash flows from operations. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for acquisitions and operations or cause CMFT to incur additional interest expense as a result of borrowed funds, and may cause subsequent holders of CMFT Common Stock to experience dilution. This may negatively impact the value of CMFT Common Stock.

Because the amount CMFT pays in distributions may exceed its earnings and its cash flows from operations, distributions may not reflect the current performance of its properties or its current operating cash flows. To the extent distributions exceed cash flows from operations, distributions may be treated as a return of CMFT stockholders’ investment and could reduce their basis in CMFT Common Stock. A reduction in a stockholder’s basis in CMFT Common Stock could result in the stockholder recognizing more gain upon the disposition of his or her shares, which, in turn, could result in greater taxable income to such stockholder.

The following table presents CMFT distributions and the source of distributions for the periods indicated below (dollar amounts in thousands):

	Six Months Ended June 30, 2020			Year Ended December 31, 2019
	Amount		Percent	Amount	Percent
Distributions paid in cash	$44,150		61%	$112,083	58%
Distributions reinvested	28,774		39%	82,388	42%

Total distributions	$72,924		100%	$194,471	100%

Sources of distributions:
Net cash provided by operating activities (1) (2)	$46,853		64%	$194,471	100%
Proceeds from the issuance of common stock	8,308	(3)	11%	—	—%
Proceeds from the issuance of debt	17,763	(4)	25%	—	—%

Total sources	$72,924		100%	$194,471	100%

(1)	Net cash provided by operating activities for the six months ended June 30, 2020 and the year ended December 31, 2019 was $37.2 million and $188.6 million, respectively.
(2)

CMFT distributions covered by cash flows from operating activities for the six months ended June 30, 2020 and the year ended December 31, 2019 include cash flows from operating activities in excess of distributions from prior periods of $9.6 million and $5.9 million, respectively.

(3)

In accordance with GAAP, certain real estate acquisition-related fees and expenses, such as expenses and fees incurred in connection with property acquisitions accounted for as business combinations, are expensed, and therefore reduce net cash flows from operating activities. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the six months ended June 30, 2020 include the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities in those prior periods.

(4)	Net proceeds on CMFT’s unsecured credit facility, repurchase facility and mortgage notes payable for the six months ended June 30, 2020 were $102.2 million.

If the aggregate amount of cash CMFT distributes to stockholders in any given year exceeds the amount of its “REIT taxable income” generated during the year, the excess amount will either be (1) a return of capital or (2) a gain from the sale or exchange of property to the extent that a stockholder’s basis in CMFT Common Stock equals or is reduced to zero as the result of CMFT’s current or prior year distributions.

CMFT has experienced losses in the past, and it may experience additional losses in the future.

CMFT has experienced net losses in the past (calculated in accordance with GAAP) and it may not be profitable or realize growth in the value of its assets. Many of its losses can be attributed to start-up costs, general and administrative expenses, depreciation and amortization, as well as acquisition expenses incurred in connection with purchasing properties or making other investments. Its ability to sustain profitability is uncertain and depends on the demand for, and value of, its portfolio of properties. For a further discussion of CMFT’s operational history and the factors affecting its losses, see Management’s Discussion and Analysis of Financial Condition and Results of Operations of CMFT, which is attached as Annex E to this proxy statement/prospectus.

CMFT may suffer from delays in locating suitable investments, which could adversely affect its ability to pay distributions to CMFT stockholders and the value of their investment.

CMFT could suffer from delays in locating suitable investments. Delays CMFT encounters in the selection of, and/or investment in, income-producing properties or other investments could adversely affect its ability to pay distributions to its stockholders and/or the value of their overall returns. Competition from other real estate investors or lenders increases the risk of delays in investing its net offering proceeds. If CMFT Management is unable to identify suitable investments, CMFT will hold the cash available for such investment in an interest-bearing account or invest the proceeds in short-term, investment-grade investments, which would provide a significantly lower return to CMFT than the return CMFT expects from its real estate assets.

It may be difficult to accurately reflect material events that may impact the estimated NAV per share of CMFT Common Stock between valuations and, accordingly, CMFT may issue shares in the CMFT DRIP or repurchase shares at too high or too low of a price.

CMFT’s independent valuation firm calculates estimates of the market value of CMFT’s principal real estate and real estate-related assets, and the CMFT Board determines the net value of CMFT’s real estate and real estate-related assets and liabilities taking into consideration such estimates provided by the independent valuation firm. The CMFT Board is ultimately responsible for determining the estimated NAV per share of CMFT Common Stock. Since the CMFT Board is only required to determine the estimated NAV per share annually (though recently has elected a quarterly basis due to COVID-19), there may be changes in the value of CMFT’s properties that are not fully reflected in the most recent estimated NAV per share of CMFT Common Stock. As a result, the published estimated NAV per share may not fully reflect changes in value that may have occurred since the prior valuation.

Furthermore, CMFT Management monitors CMFT’s portfolio, but it may be difficult to reflect changing market conditions or material events that may impact the value of CMFT’s portfolio between valuations, or to obtain timely or complete information regarding any such events. Therefore, the estimated NAV per share published before the announcement of an extraordinary event may differ significantly from CMFT’s actual NAV per share until such time as sufficient information is available and analyzed, the financial impact is fully evaluated, and the appropriate adjustment is made to CMFT’s estimated NAV per share, as determined by the CMFT Board. Any resulting disparity may be to the detriment of an acquiror of CMFT Common Stock or of a CMFT stockholder redeeming shares under CMFT’s share redemption program.

The CMFT Board determined an estimated NAV per share of $7.31 for shares of CMFT Common Stock as of June 30, 2020. You should not rely on the estimated NAV per share as being an accurate measure of the current value of CMFT Common Stock.

On August 11, 2020, the CMFT Board determined an estimated NAV per share of CMFT Common Stock of $7.31 as of June 30, 2020. The CMFT Board’s objective in determining the estimated NAV per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on methodologies that it deemed appropriate after consultation with CMFT Management. However, the market for commercial real estate can fluctuate quickly and substantially and the value of CMFT’s assets is expected to change in the future and may decrease. Furthermore, there can be no guarantee that the impact of the COVID-19 pandemic on the commercial real estate market, and on the particular types of real estate assets owned by CMFT, is adequately reflected in such estimate due to limited data at the time of the determination and the rapidly evolving environment. Also, the CMFT Board did not consider certain other factors, such as a liquidity discount to reflect the fact that CMFT shares are not traded on a national securities exchange and the limitations on the ability to redeem shares pursuant to CMFT’s share redemption program.

As with any valuation methodology, the methodologies used to determine the estimated NAV per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. CMFT assets have been valued based upon appraisal standards and the value of CMFT’s assets using these methodologies are not required to be a reflection of market value under those standards and will not result in a reflection of fair value under GAAP. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated NAV per share, which could be significantly different from the estimated NAV per share determined by the CMFT Board. The estimated NAV per share does not represent the fair value of CMFT’s assets less liabilities in accordance with GAAP as of June 30, 2020. The estimated NAV per share is not a representation or indication that: a stockholder would be able to realize the estimated NAV per share if he or she attempts to sell shares; a stockholder would ultimately realize distributions per share equal to the estimated NAV per share upon liquidation of assets and settlement of CMFT’s liabilities or upon a sale of CMFT; shares of CMFT Common Stock would trade at the estimated NAV per share on a national securities exchange; a third party would offer the estimated NAV per share in an arm’s-length transaction to purchase all or substantially all of shares of CMFT Common Stock; or the methodologies used to estimate the NAV per share would be acceptable to FINRA or compliant with the Employee Retirement Income Security Act of 1974, the Code or other applicable law, or the applicable provisions of a retirement plan or individual retirement plan with respect to their respective requirements. Further, the estimated NAV per share was calculated as of a moment in time and the value of CMFT’s shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets (including acquisitions and dispositions of real estate investments since June 30, 2020), developments related to individual assets and changes in the real estate and capital markets. For additional information on the calculation of CMFT’s estimated NAV per share as of June 30, 2020, see CMFT’s Current Report on Form 8-K filed with the SEC on August 14, 2020.

CMFT’s participation in a co-ownership arrangement may subject CMFT to risks that otherwise may not be present in other real estate assets.

CMFT may enter into co-ownership arrangements with respect to a portion of the properties CMFT acquires. Co-ownership arrangements involve risks generally not otherwise present with an investment in other real estate assets, such as the following:

•	the risk that a co-owner may at any time have economic or business interests or goals that are or become inconsistent with CMFT’s business interests or goals;

•	the risk that a co-owner may be in a position to take action contrary to CMFT’s instructions or requests or contrary to CMFT’s policies, objectives or status as a REIT;

•

the possibility that an individual co-owner might become insolvent or bankrupt, or otherwise default under the mortgage loan financing documents applicable to the property, which may constitute an event of default under all of the applicable mortgage loan financing documents, result in a foreclosure and the loss of all or a substantial portion of the investment made by the co-owner, or allow the bankruptcy court to reject the agreements entered into by the co-owners owning interests in the property;

•

the possibility that a co-owner might not have adequate liquid assets to make cash advances that may be required in order to fund operations, maintenance and other expenses related to the property, which could result in the loss of current or prospective tenants and may otherwise adversely affect the operation and maintenance of the property, and could cause a default under the applicable mortgage loan financing documents and may result in late charges, penalties and interest, and may lead to the exercise of foreclosure and other remedies by the lender;

•

the risk that a co-owner could breach agreements related to the property, which may cause a default under, and possibly result in personal liability in connection with, any mortgage loan financing documents applicable to the property, violate applicable securities laws, result in a foreclosure or otherwise adversely affect the property and the co-ownership arrangement;

•	the risk that CMFT could have limited control and rights, with management decisions made entirely by a third party; and

•	the possibility that CMFT will not have the right to sell the property at a time that otherwise could result in the property being sold for its maximum value.

In the event that CMFT’s interests become adverse to those of the other co-owners, CMFT may not have the contractual right to purchase the co-ownership interests from the other co-owners. Even if it is given the opportunity to purchase such co-ownership interests in the future, CMFT cannot guarantee that it will have sufficient funds available at the time to purchase co-ownership interests from the co-owners.

CMFT might want to sell its co-ownership interests in a given property or other investment at a time when the other co-owners in such property or investment do not desire to sell their interests. Therefore, because CMFT anticipates that it will be much more difficult to find a willing buyer for its co-ownership interests in an investment than it would be to find a buyer for a property CMFT owned outright, it may not be able to sell its co-ownership interest in a property at the time it would like to sell.

Cybersecurity risks and cyber incidents may adversely affect CMFT’s business in the event CMFT, CMFT Management, the transfer agent of CMFT or any other party that provides CMFT with essential services experiences cyber incidents.

CMFT, CMFT Management, the transfer agent of CMFT and other parties that provide CMFT with services essential to its operations are vulnerable to service interruptions or damages from any number of sources, including computer viruses, malware, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in its operations could result in a material disruption to its business. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of its information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to its information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to its tenant and stockholder relationships. As CMFT and the parties that provide essential services to CMFT increase their reliance on technology, the risks posed to the information systems of such persons have also increased. CMFT has implemented processes, procedures and internal controls to help mitigate cyber incidents, but these measures do not guarantee that a cyber incident will not occur or that attempted security breaches or disruptions would not be successful or damaging. A cyber incident could materially adversely impact CMFT’s business, financial condition, results of operations, cash flows, or its ability to satisfy its debt service obligations or to maintain its level of distributions on common stock. There also may be liability for any stolen assets or misappropriated Company funds or confidential information. Any material adverse effect experienced by CMFT Management, the transfer agent of CMFT and other parties that provide CMFT with services essential to its operations could, in turn, have an adverse impact on CMFT.

CMFT’s commercial construction lending may expose it to increased lending risks.

Construction loans generally expose a lender to greater risk of non-payment and loss than permanent commercial mortgage loans because repayment of the loans often depends on the borrower’s ability to secure permanent take-out financing, which requires the successful completion of construction and stabilization of the project, or operation of the property with an income stream sufficient to meet operating expenses, including debt service on such replacement financing. For construction loans, increased risks include the accuracy of the estimate of the property’s value at completion of construction and the estimated cost of construction, all of which may be affected by unanticipated construction delays and cost over-runs. Such loans typically involve an expectation that the borrower’s sponsors will contribute sufficient equity funds in order to keep the loan in balance, and the sponsors’ failure or inability to meet this obligation could result in delays in construction or an inability to complete construction. Commercial construction loans also expose the lender to additional risks of contractor non-performance, or borrower disputes with contractors resulting in mechanic’s or materialmen’s liens on the property and possible further delay in construction. In addition, since such loans generally entail greater risk than mortgage loans on income producing property, CMFT may need to increase its allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with such loans. Further, as the lender under a construction loan, CMFT may be obligated to fund all or a significant portion of the loan at one or more future dates. CMFT may not have the funds available at such future date(s) to meet its funding obligations under the loan. In that event, CMFT would likely be in breach of the loan unless it is able to raise the funds from alternative sources, which it may not be able to achieve on favorable terms or at all. In addition, many of CMFT’s construction loans have multiple lenders and if another lender fails to fund CMFT could be faced with the choice of either funding for that defaulting lender or suffering a delay or protracted interruption in the progress of construction.

CMFT’s mezzanine loans involve greater risks of loss than senior loans secured by income-producing properties.

As of June 30, 2020, CMFT has acquired and originated eight mezzanine loans with a net book value of $118.8 million. CMFT may continue to invest in mezzanine loans, which sometimes take the form of subordinated loans secured by second mortgages on the underlying property or more commonly take the form of loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. These types of assets involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the loan may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, CMFT may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy its mezzanine loan. If a borrower defaults on its mezzanine loan or debt senior to its loan, or in the event of a borrower bankruptcy, CMFT’s mezzanine loan will be satisfied only after the senior debt. As a result, CMFT may not recover some or all of its investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. Significant losses related to CMFT’s mezzanine loans would result in operating losses for CMFT and may limit CMFT’s ability to make distributions to its stockholders.

CMFT’s loans and investments expose it to risks associated with debt-oriented real estate investments generally.

CMFT has invested in, and will continue to seek to invest in, debt instruments relating to real estate-related assets. As such, CMFT is subject to, among other things, risk of defaults by borrowers in paying debt service on outstanding indebtedness and to other impairments of its loans and investments. Any deterioration of real estate fundamentals could negatively impact its performance by making it more difficult for borrowers of CMFT’s mortgage loans, or borrower entities, to satisfy their debt payment obligations, increasing the default risk applicable to borrower entities, and/or making it more difficult for CMFT to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of borrower entities and/or the value of underlying real estate collateral relating to its investments and may include economic and/or market fluctuations, changes in environmental, zoning and other laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand, fluctuations in real estate fundamentals, the financial resources of borrower entities, energy supply shortages, various uninsured or uninsurable risks, natural disasters, political events, terrorism and acts of war, changes in government regulations, changes in real property tax rates and/or tax credits, changes in operating expenses, changes in interest rates, changes in inflation rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, negative developments in the economy and/or adverse changes in real estate values generally and other factors that are beyond its control.

CMFT cannot predict the degree to which economic conditions generally, and the conditions for real estate debt investing in particular, will improve or decline. Any declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on its business, financial condition, and results of operations.

CMFT operates in a highly competitive market for lending and investment opportunities, which may limit its ability to originate or acquire desirable loans and investments in its target assets.

CMFT operates in a highly competitive market for lending and investment opportunities. A number of entities compete with CMFT to make the types of loans and investments that it seeks to make. CMFT’s profitability depends, in large part, on its ability to originate or acquire target assets at attractive prices. In originating or acquiring target assets, CMFT competes with a variety of institutional lenders and investors and many other market participants, including specialty finance companies, REITs, commercial banks and thrift institutions, investment banks, insurance companies, hedge funds and other financial institutions. Many competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than does CMFT. Some competitors may have a lower cost of funds and access to funding sources that may not be available to CMFT. Many of CMFT’s competitors are not subject to the maintenance of an exemption from the Investment Company Act. Furthermore, competition for originations of, and investments in, its target assets may lead to the yield of such assets decreasing, which may further limit CMFT’s ability to generate desired returns. Also, as a result of this competition, desirable loans and investments in specific types of target assets may be limited in the future and CMFT may not be able to take advantage of attractive lending and investment opportunities from time to time. CMFT can offer no assurance that it will be able to identify and originate loans or make any or all of the types of investments described in this proxy statement/prospectus.

CMFT’s control over certain loans and investments may be limited.

CMFT’s ability to manage its portfolio of loans and investments may be limited by the form in which they are made. In certain situations, CMFT:

•	acquires investments subject to rights of senior classes, special servicers or collateral managers under intercreditor, servicing agreements or securitization documents;

•	pledges its investments as collateral for financing arrangements;

•	acquires only a minority and/or a non-controlling participation in an underlying investment;

•	co-invests with others through partnerships, joint ventures or other entities, thereby acquiring non-controlling interests; or

•	relies on independent third party management or servicing with respect to the management of an asset.

In addition, in circumstances where CMFT originates or acquires loans relating to borrowers that are owned in whole or part by CCO Group-sponsored investment vehicles, CMFT often forgoes all non-economic rights under the loan, including voting rights, so long as CCO Group-sponsored investment vehicles own such borrowers above a certain threshold. Therefore, CMFT may not be able to exercise control over all aspects of its loans or investments. Such financial assets may involve risks not present in investments where senior creditors, junior creditors, servicers, third-party controlling investors or CCO Group-sponsored investment vehicles are not involved. CMFT’s rights to control the process following a borrower default may be subject to the rights of senior or junior creditors or servicers whose interests may not be aligned with those of CMFT. A partner or co-venturer may have financial difficulties, resulting in a negative impact on such asset, may have economic or business interests or goals that are inconsistent with those of CMFT, or may be in a position to take action contrary to CMFT’s investment objectives. In addition, CMFT will generally pay all or a portion of the expenses relating to its joint ventures and it may, in certain circumstances, be liable for the actions of its partners or co-venturers.

Commercial real estate-related investments that are secured, directly or indirectly, by real property are subject to delinquency, foreclosure and loss, which could result in losses to CMFT.

Commercial real estate debt instruments (e.g., mortgages, mezzanine loans and preferred equity) that are secured by commercial property are subject to risks of delinquency and foreclosure and risks of loss. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things:

•	tenant mix and tenant bankruptcies;

•	success of tenant businesses;

•	property management decisions, including with respect to capital improvements, particularly in older building structures;

•	property location and condition;

•	competition from other properties offering the same or similar services;

•	changes in laws that increase operating expenses or limit rents that may be charged;

•	any liabilities relating to environmental matters at the property;

•	changes in global, national, regional, or local economic conditions and/or specific industry segments;

•	global trade disruption, significant introductions of trade barriers and bilateral trade frictions;

•	declines in global, national, regional or local real estate values;

•	declines in global, national, regional or local rental or occupancy rates;

•

changes in interest rates, foreign exchange rates, and in the state of the credit and securitization markets and the debt and equity capital markets, including diminished availability or lack of debt financing for commercial real estate;

•	changes in real estate tax rates, tax credits and other operating expenses;

•	changes in governmental rules, regulations and fiscal policies, including income tax regulations and environmental legislation;

•	acts of God, terrorism, social unrest and civil disturbances, which may decrease the availability of or increase the cost of insurance or result in uninsured losses; and

•	adverse changes in zoning laws.

In addition, CMFT is exposed to the risk of judicial proceedings with its borrowers and entities it invests in, including bankruptcy or other litigation, as a strategy to avoid foreclosure or enforcement of other rights by CMFT as a lender or investor. In the event that any of the properties or entities underlying or collateralizing CMFT’s loans or investments experiences any of the foregoing events or occurrences, the value of, and return on, such investments could be reduced, which would adversely affect its results of operations and financial condition.

CMFT’s secured debt agreements impose, and additional lending facilities may impose, restrictive covenants, which may restrict its flexibility to determine its operating policies and investment strategy.

CMFT borrows funds under secured debt agreements with various counterparties. The documents that govern these secured debt agreements and the related guarantees contain, and additional lending facilities may contain, customary affirmative and negative covenants, including financial covenants applicable to CMFT that may restrict its flexibility to determine its operating policies and investment strategy. In particular, these agreements may require CMFT to maintain specified minimum levels of capacity under its credit facilities and cash. As a result, CMFT may not be able to leverage its assets as fully as it would otherwise choose, which could reduce its return on assets. If CMFT is unable to meet these collateral obligations, its financial condition and prospects could deteriorate significantly. In addition, lenders may require that CMFT Management or one or more of its executives continue to serve in such capacity. If CMFT fails to meet or satisfy any of these covenants, it would be in default under these agreements, and its lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. CMFT may also be subject to cross-default and acceleration rights in CMFT’s other debt arrangements. Further, this could also make it difficult for CMFT to satisfy the distribution requirements necessary to maintain its qualification as a REIT for U.S. federal income tax purposes.

Difficulty in redeploying the proceeds from repayments of CMFT’s existing loans and other investments could materially and adversely affect CMFT.

As CMFT’s loans and other investments are repaid, CMFT may attempt to redeploy the proceeds it receives into new loans and investments and repay borrowings under its secured revolving repurchase agreements and other financing arrangements. It is possible that CMFT will fail to identify reinvestment options that would provide a yield and/or a risk profile that is comparable to the asset that was repaid. If CMFT fails to redeploy the proceeds it receives from repayment of a loan or other investment in equivalent or better alternatives, it could be materially and adversely affected.

In addition, CMFT may also invest in commercial mortgage-backed securities (“CMBS”) as part of its investment strategy. Subordinate interests such as CMBS and similar structured finance investments generally are not actively traded and are relatively illiquid investments. Volatility in CMBS trading markets may cause the value of these investments to decline. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral value is available to satisfy interest and principal payments and any other fees in connection with the trust or other conduit arrangement for such securities, CMFT may incur significant losses.

If CMFT is unable to successfully integrate new assets and manage its growth, CMFT’s results of operations and financial condition may suffer.

CMFT has in the past and may in the future significantly increase the size and/or change the mix of its portfolio of assets. For instance, following the Mergers, the CMFT Board may decide to rebalance the portfolio of the Combined Company as described in “Certain Unaudited Prospective Financial Information—Certain Combined Company Unaudited Prospective Financial Information” in this proxy statement/prospectus. CMFT may be unable to successfully and efficiently integrate newly-acquired assets into its existing portfolio or otherwise effectively manage its assets or its growth effectively. In addition, increases in CMFT’s portfolio of assets and/or changes in the mix of its assets may place significant demands on CMFT Management’s administrative, operational, asset management, financial and other resources. Any failure to manage increases in size effectively could adversely affect its results of operations and financial condition.

Prepayment rates may adversely affect CMFT’s financial performance and cash flows and the value of certain of its investments.

CMFT’s mortgage loan borrowers may be able to repay their loans prior to their stated maturities. In periods of declining interest rates and/or credit spreads, prepayment rates on loans generally increase. If general interest rates or credit spreads decline at the same time, the proceeds of such prepayments received during such periods may not be reinvested for some period of time or may be reinvested by CMFT in comparable assets yielding less than the yields on the assets that were prepaid.

When mortgage loans are not originated or acquired at a premium to par value, prepayment rates do not materially affect the value of such loan assets. However, the value of certain other assets may be affected by prepayment rates. For example, if CMFT acquires fixed rate CRE debt securities investments or other fixed rate mortgage-related securities, or a pool of such fixed rate mortgage-related securities, it anticipates that the mortgage loans underlying these fixed rate securities will prepay at a projected rate generating an expected yield. If CMFT were to purchase these securities at a premium to par value, when borrowers prepay the mortgage loans underlying these securities faster than expected, the increase in corresponding prepayments on these securities will likely reduce the expected yield. Conversely, if CMFT were to purchase these securities at a discount to par value, when borrowers prepay the mortgage loans underlying these securities slower than expected, the decrease in corresponding prepayments on these securities will likely increase the expected yield. In addition, if CMFT were to purchase these securities at a discount to par value, when borrowers prepay the mortgage loans underlying these securities faster than expected, the increase in corresponding prepayments on these securities will likely increase the expected yield.

Prepayment rates on floating rate and fixed rate loans may differ in different interest rate environments, and may be affected by a number of factors, including, but not limited to, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the loans, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic and legal factors, all of which are beyond CMFT’s control, and structural factors such as call protection. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate CMFT from prepayment risk.

CMFT is subject to additional risks associated with investments in the form of loan participation interests.

CMFT has in the past invested, and may in the future invest, in loan participation interests in which another lender or lenders share with CMFT the rights, obligations and benefits of a commercial mortgage loan made by an originating lender to a borrower. Accordingly, CMFT will not be in privity of contract with a borrower because the other lender or participant is the record holder of the loan and, therefore, CMFT will not have any direct right to any underlying collateral for the loan. These loan participations may be senior, pari passu or junior to the interests of the other lender or lenders in respect of distributions from the commercial mortgage loan. Furthermore, CMFT may not be able to control the pursuit of any rights or remedies under the commercial mortgage loan, including enforcement proceedings in the event of default thereunder. In certain cases, the original lender or another participant may be able to take actions in respect of the commercial mortgage loan that are not in CMFT’s best interests. In addition, in the event that (1) the owner of the loan participation interest does not have the benefit of a perfected security interest in the lender’s rights to payments from the borrower under the commercial mortgage loan or (2) there are substantial differences between the terms of the commercial mortgage loan and those of the applicable loan participation interest, such loan participation interest could be recharacterized as an unsecured loan to a lender that is the record holder of the loan in such lender’s bankruptcy, and the assets of such lender may not be sufficient to satisfy the terms of such loan participation interest. Accordingly, CMFT may face greater risks from loan participation interests than if it had made first mortgage loans directly to the owners of real estate collateral.

If the loans that CMFT originates or acquires do not comply with applicable laws, CMFT may be subject to penalties, which could materially and adversely affect CMFT.

Loans that CMFT originates or acquires may be directly or indirectly subject to U.S. federal, state or local governmental laws. Real estate lenders and borrowers may be responsible for compliance with a wide range of laws intended to protect the public interest, including, without limitation, the Truth in Lending, Equal Credit Opportunity, Fair Housing and Americans with Disabilities Acts and local zoning laws (including, but not limited to, zoning laws that allow permitted non-conforming uses). If CMFT or any other person fails to comply with such laws in relation to a loan that CMFT has originated or acquired, legal penalties may be imposed, which could materially and adversely affect CMFT. Additionally, jurisdictions with “one action,” “security first” and/or “antideficiency rules” may limit CMFT’s ability to foreclose on a real property or to realize on obligations secured by a real property. In the future, new laws may be enacted or imposed by U.S. federal, state or local governmental entities, and such laws could have a material adverse effect on CMFT.

Risks Related to Conflicts of Interest

CMFT Management and its affiliates face conflicts of interest caused by their compensation arrangements with CMFT, including significant compensation that may be required to be paid to CMFT Management if CMFT Management is terminated, which could result in actions that are not in the long-term best interests of CMFT stockholders.

CMFT Management and its affiliates are entitled to substantial fees from CMFT under the terms of the CMFT Management Agreement. These fees could influence the judgment of CMFT Management and its affiliates in performing services for CMFT. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of CMFT’s agreements with CMFT Management and its affiliates, including the CMFT Management Agreement;

•

property acquisitions from other real estate programs sponsored or operated by CCO Group, which might entitle affiliates of CMFT Management to real estate commissions and possible success-based sale fees in connection with its services for the seller;

•	property acquisitions from third parties, which entitle CMFT Management to advisory fees;

•	property or asset dispositions, which may entitle CMFT Management or its affiliates to disposition fees;

•	borrowings to acquire properties, which borrowings will increase the acquisition and advisory fees payable to CMFT Management; and

•

how and when to recommend to CMFT’s Board a proposed strategy to provide CMFT stockholders with liquidity, which proposed strategy, if implemented, could entitle CMFT Management to the payment of significant fees.

A wholly owned subsidiary of CMFT has engaged an investment advisor to select and manage CMFT’s investment securities. This investment advisor has engaged a sub-advisor to provide management services with respect to corporate credit-related securities. CMFT relies on the performance of this investment advisor and sub-advisor in implementing the investment securities portion of CMFT’s investment strategy.

CMFT Securities Investments, LLC (“CMFT Securities”), a wholly owned subsidiary of CMFT, was formed for the purpose of holding any investment securities of CMFT. CMFT Securities has engaged CIM Capital IC Management, LLC (the “Investment Advisor”), a wholly owned subsidiary of CIM Group, LLC, to manage the day-to-day business affairs of CMFT Securities and its investments in corporate credit and real estate-related securities. The Investment Advisor engaged OFS Capital Management, LLC (the “Sub-Advisor”), an affiliate of the Investment Advisor, to provide investment management services with respect to the corporate credit-related securities held by CMFT Securities. The Investment Advisor and Sub-Advisor have, and will continue to have, substantial discretion, within CMFT’s investment guidelines, to make decisions related to the acquisition, management and disposition of CMFT’s investment securities. If the Investment Advisor and Sub-Advisor do not succeed in implementing the investment securities portion of CMFT’s investment strategy, CMFT’s performance will suffer. In addition, even though CMFT Securities has the ability to terminate the Investment Advisor at any time, and therefore also terminate the Sub-Advisor, a termination fee may be required to be paid in connection with such termination and it may be difficult and costly to terminate and replace the Investment Advisor and the Sub-Advisor.

CMFT does not have a direct contractual relationship with the Sub-Advisor. Therefore, it may be difficult for CMFT to take enforcement action against the Sub-Advisor if its actions, performance or non-performance do not comply with the agreement.

CMFT is not a party to the agreement with the Sub-Advisor pursuant to which the Sub-Advisor provides investment management services with respect to the corporate credit-related securities held by CMFT Securities. Therefore, CMFT is dependent upon the Investment Advisor to manage and monitor the Sub-Advisor effectively. The Sub-Advisor may take actions that are not in CMFT’s best interest, which could cause CMFT’s performance to suffer, and as CMFT is not a party to the agreement with the Sub-Advisor, CMFT is limited in its ability to enforce that agreement.

CMFT Management faces conflicts of interest relating to the incentive fee structure under the CMFT Management Agreement, which could result in actions that are not necessarily in the long-term best interests of CMFT stockholders.

Pursuant to the terms of CMFT Management Agreement, CMFT Management is entitled to a subordinated performance fee that is structured in a manner intended to provide incentives to CMFT Management to perform in CMFT’s best interests and in the best interests of CMFT stockholders. However, because CMFT Management does not maintain a significant equity interest in CMFT and is entitled to receive certain fees regardless of performance, CMFT Management’s interests are not wholly aligned with those of CMFT stockholders. Furthermore, CMFT Management could be motivated to recommend riskier or more speculative acquisitions in order for CMFT to generate the specified levels of performance or sales proceeds that would entitle CMFT Management to performance-based fees. In addition, CMFT Management will have substantial influence with respect to how and when the CMFT Board elects to provide liquidity to CMFT stockholders, and these performance-based fees could influence CMFT Management’s recommendations to CMFT in this regard. CMFT Management also has the right to terminate the CMFT Management Agreement upon 60 days’ written notice without cause or penalty which, under certain circumstances, could result in CMFT Management earning a performance fee. This could have the effect of delaying, deferring or preventing a change of control.

Other real estate programs sponsored by CCO Group, as well as CIM and certain of its affiliates, use investment strategies that are similar to those of CMFT; therefore, CMFT’s executive officers and the officers and key personnel of CMFT Management and its affiliates may face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in CMFT’s favor.

CCIT II, CCIT III, CCPT V, CIM Income NAV, and CIM and its affiliates may have investment objectives, strategy and criteria, including targeted asset types, substantially similar to those of CMFT. As a result, CMFT may be seeking to acquire properties and real estate-related assets, including mortgage loans, at the same time as CIM or its affiliates, or one or more of the other real estate programs sponsored by CCO Group or its affiliates. Certain of CMFT’s executive officers and certain officers of CMFT Management also are executive officers of CIM or its affiliates and other programs sponsored by CCO Group or its affiliates, the general partners of other private investment programs sponsored by CCO Group or its affiliates and/or the advisors or fiduciaries of other real estate programs sponsored by CCO Group or its affiliates. Accordingly, there is a risk that the allocation of acquisition opportunities may result in CMFT’s acquiring a property that provides lower returns to CMFT than a property purchased by another real estate program sponsored by CCO Group or its affiliates.

In addition, CMFT has acquired, and may continue to acquire, properties in geographic areas where CIM or its affiliates or other real estate programs sponsored by CCO Group or its affiliates, own properties. If one of these other real estate programs attracts a tenant that CMFT is competing for, CMFT could suffer a loss of revenue due to delays in locating another suitable tenant.

CMFT’s officers, certain of CMFT’s directors and CMFT Management, including its key personnel and officers, face conflicts of interest related to the positions they hold with affiliated and unaffiliated entities, which could hinder CMFT’s ability to successfully implement CMFT’s business strategy and to generate returns to CMFT stockholders.

Richard S. Ressler, the chairman of the CMFT Board, chief executive officer and president, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, is the chairman of the board, chief executive officer and president of CCIT III and CIM Income NAV, a director of CCIT II, and vice president of CMFT Management. One of CMFT’s directors, Avraham Shemesh, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, serves as a director of CCIT III and CIM Income NAV, is the chairman of the board, chief executive officer and president of CCIT II and CCPT V, and is president and treasurer of CMFT Management. One of CMFT’s directors, Elaine Y. Wong, who is also a principal of CIM, serves as a director of CCIT II, CCPT V and CIM Income NAV. One of CMFT’s independent directors, W.

Brian Kretzmer, also serves as a director of CCIT III and CIM Income NAV. One of CMFT’s independent directors, Howard A. Silver, also serves as an independent director of CCIT III. CMFT’s chief financial officer and treasurer, Nathan D. DeBacker, who is also an officer of other real estate programs sponsored by CCO Group, is a vice president of CMFT Management and is an officer of certain of its affiliates. In addition, affiliates of CMFT Management act as advisors to CCIT II, CCIT III, CCPT V and/or CIM Income NAV, all of which are public, non-traded REITs sponsored by CMFT’s sponsor, CCO Group. In addition, all of these programs primarily focus on the acquisition and management of commercial properties subject to long-term net leases to creditworthy tenants and have acquired or may acquire assets similar to those of CMFT. CCIT II and CCIT III focus primarily on the corporate office and industrial sectors, while CCPT V focuses primarily on the retail sector. CIM Income NAV focuses primarily on commercial properties in the retail, office and industrial sectors. Nevertheless, the investment strategy used by each REIT would permit them to purchase certain properties that may also be suitable for CMFT’s portfolio.

Conflicts with CMFT’s business and interests are most likely to arise from involvement in activities related to (1) allocation of new acquisition opportunities, management time and operational expertise among CMFT and the other entities, (2) CMFT’s purchase of properties from, or sale of properties to, affiliated entities, (3) the timing and terms of the acquisition or sale of an asset, (4) development of CMFT’s properties by affiliates, (5) investments with affiliates of CMFT Management, (6) compensation to CMFT Management and its affiliates, and (7) CMFT’s relationship with, and compensation to, CMFT’s dealer manager. Even if these persons do not violate their duties to CMFT and CMFT stockholders, they will have competing demands on their time and resources and may have conflicts of interest in allocating their time and resources among CMFT and these other entities and persons. Should such persons devote insufficient time or resources to CMFT’s business, returns on CMFT’s investments may suffer.

The officers and affiliates of CMFT Management will try to balance CMFT’s interests with the interests of CIM and its affiliates and other programs sponsored or operated by CMFT’s sponsor, CCO Group, which includes CCO Group, LLC, an affiliate of CIM, and certain of its subsidiaries, including CMFT Management, CMFT’s dealer manager, and CMFT’s property manager, to whom they owe duties. However, to the extent that these persons take actions that are more favorable to other entities than to CMFT, these actions could have a negative impact on CMFT’s financial performance and, consequently, on distributions to CMFT stockholders and the value of their investments.

CMFT may acquire assets and borrow funds from affiliates of CMFT Management, and sell or lease CMFT’s assets to affiliates of CMFT Management, and any such transaction could result in conflicts of interest.

CMFT is permitted to acquire properties from affiliates of CMFT Management, provided that, pursuant to the CMFT Management Agreement, CMFT Management shall not consummate on CMFT’s behalf any transaction that involves the sale of any real estate or real-estate related asset to, or the acquisition of any such asset from, CMFT Management or its affiliates, including CIM, and any funds managed by CIM or its affiliates, unless such transaction is on terms no less favorable to CMFT than could have been obtained on an arm’s length basis from an unrelated third party and has been approved in advance by a majority of CMFT’s independent directors. In the event that CMFT acquires a property from an affiliate of CMFT Management, CMFT may be foregoing an opportunity to acquire a different property that might be more advantageous to CMFT. In addition, CMFT is permitted to borrow funds from affiliates of CMFT Management, including CMFT’s sponsor, and to sell and lease CMFT’s assets to affiliates of CMFT Management, and CMFT has not established a policy that specifically addresses how CMFT will determine the sale or lease price in any such transaction. Any such borrowings, sale or lease transaction must be approved by a majority of CMFT’s directors, including a majority of CMFT’s independent directors, not otherwise interested in such transaction as being fair and reasonable to CMFT. To the extent that CMFT acquires any properties from affiliates of CMFT Management, borrow funds from affiliates of CMFT Management or sell or lease CMFT’s assets to affiliates of CMFT Management, such transactions could result in a conflict of interest.

CMFT Management faces conflicts of interest relating to joint ventures or other co-ownership arrangements that CMFT may enter into with CIM or its affiliates, or another real estate program sponsored or operated by CCO Group, which could result in a disproportionate benefit to CIM or its affiliates, or another real estate program sponsored by CCO Group.

CMFT may enter into joint ventures or co-ownership arrangements (including co-investment transactions) with CIM or its affiliates, or another real estate program sponsored or operated by CCO Group for the acquisition, development or improvement of properties, as well as the acquisition of real estate-related assets. Since one or more of the officers of CMFT Management are officers of CIM or its affiliates, including CCO Group and/or the advisors to other real estate programs sponsored by CCO Group, CMFT Management may face conflicts of interest in determining which real estate program should enter into any particular joint venture or co-ownership arrangement. These persons also may have a conflict in structuring the terms of the relationship between CMFT and any affiliated co-venturer or co-owner, as well as conflicts of interests in managing the joint venture, which may result in the co-venturer or co-owner receiving benefits greater than the benefits that CMFT receives.

In the event CMFT enters into joint venture or other co-ownership arrangements with CIM or its affiliates, or another real estate program sponsored by CCO Group, CMFT Management and its affiliates may have a conflict of interest when determining when and whether to buy or sell a particular property, or to make or dispose of another real estate-related asset. In addition, if CMFT becomes listed for trading on a national securities exchange, CMFT may develop more divergent goals and objectives from any affiliated co-venturer or co-owner that is not listed for trading. In the event CMFT enters into a joint venture or other co-ownership arrangement with another real estate program sponsored by CIM or its affiliates, or another real estate investment program sponsored by CCO Group that has a term shorter than ours, the joint venture may be required to sell its properties earlier than CMFT may desire to sell the properties. Even if the terms of any joint venture or other co-ownership agreement between CMFT and CIM or its affiliates, or another real estate program sponsored by CCO Group grants CMFT the right of first refusal to buy such properties, CMFT may not have sufficient funds or borrowing capacity to exercise CMFT’s right of first refusal under these circumstances. CMFT has adopted certain procedures for dealing with potential conflicts of interest as further described “Parties to the CCIT III Merger—CIM Real Estate Finance Trust, Inc.—Conflicts of Interest and Allocation of Investment Opportunities.”

If CMFT fails to maintain an effective system of internal control over financial reporting, CMFT may not be able to accurately report its financial results.

An effective system of internal control over financial reporting is necessary for CMFT to provide reliable financial reports, prevent fraud and operate successfully as a public company. As part of CMFT’s ongoing monitoring of internal controls, CMFT may discover material weaknesses or significant deficiencies in its internal controls that it believes require remediation. If CMFT discovers such weaknesses, it will make efforts to improve its internal controls in a timely manner. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can only provide reasonable, not absolute, assurance that the objectives of the system are met. Any failure to maintain effective internal controls, or implement any necessary improvements in a timely manner, could have a material adverse effect on CMFT’s business, financial condition, results of operations, cash flows or CMFT’s ability to satisfy its debt service obligations or to maintain its level of distributions on CMFT Common Stock, or cause it to not meet its reporting obligations. Ineffective internal controls could also cause holders of CMFT’s securities to lose confidence in CMFT’s reported financial information, which would likely have a negative effect on CMFT’s business.

Risks Related to CMFT’s Corporate Structure

The CMFT Charter permits the CMFT Board to authorize the issuance of stock with terms that may subordinate the rights of holders of CMFT Common Stock or discourage a third party from acquiring CMFT in a manner that might result in a premium price to its stockholders.

The CMFT Charter permits the CMFT Board to authorize the issuance of up to 500,000,000 shares of stock, of which 490,000,000 shares are classified as common stock and 10,000,000 shares are classified as preferred stock.

In addition, the CMFT Board, without any action by CMFT stockholders, may amend the CMFT Charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that CMFT has authority to issue. The CMFT Board may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of any such stock. Shares of CMFT Common Stock shall be subject to the express terms of any series of CMFT’s preferred stock. Thus, the CMFT Board could authorize the issuance of preferred stock with terms and conditions that have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of CMFT Common Stock. Preferred stock could also have the effect of delaying, deferring or preventing the removal of incumbent management or a change of control of CMFT, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of CMFT’s assets) that might provide a premium to the purchase price of CMFT Common Stock for CMFT stockholders.

Maryland law prohibits certain business combinations, which may make it more difficult for CMFT to be acquired and may limit its stockholders’ ability to dispose of their shares.

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•

any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the CMFT Board approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the CMFT Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the CMFT Board.

After the five-year prohibition, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder who will (or whose affiliate will) be a party to the business combination or by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The business combination statute permits various exemptions from its provisions, including business combinations that are exempted by the CMFT Board prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, the CMFT Board has exempted any business combination involving CMFT Management or any affiliate of CMFT Management. As a result, CMFT Management and any affiliate of CMFT Management may be able to enter into business combinations with CMFT that may not be in the best interest of CMFT stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute. The business combination statute may discourage others from trying to acquire control of CMFT and increase the difficulty of consummating any offer.

Maryland law limits the ability of a third party to buy a large percentage of CMFT’s outstanding shares and exercise voting control in electing directors.

Under its Control Share Acquisition Act, Maryland law also provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to such shares except to the extent approved by the corporation’s disinterested stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by interested stockholders, that is, by the acquiror, or officers of the corporation or employees of the corporation who are directors of the corporation, are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock that would entitle the acquiror, directly or indirectly, except solely by virtue of a revocable proxy, to exercise or direct the exercise of voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares. The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation. The CMFT Bylaws contain a provision exempting from the Control Share Acquisition Act any acquisition of shares of CMFT’s stock by CCO Group. This provision may be amended or eliminated at any time in the future. If this provision were amended or eliminated, this statute could have the effect of discouraging offers from third parties to acquire CMFT and increasing the difficulty of successfully completing this type of offer by anyone other than CMFT Management or any of its affiliates.

The CMFT Charter includes a provision that may discourage a person, including a CMFT stockholder, from launching a tender offer for CMFT’s shares.

The CMFT Charter requires that any tender offer, including any “mini-tender” offer, must comply with most of the requirements of Regulation 14D of the Exchange Act. The offering person must provide CMFT notice of the tender offer at least ten business days before initiating the tender offer. If the offering person does not comply with these requirements, CMFT stockholders will be prohibited from transferring any shares to such non-complying person unless they first offered such shares to CMFT at the tender offer price offered by the non-complying person. In addition, the non-complying person shall be responsible for all of CMFT’s expenses in connection with that person’s noncompliance. This provision of the CMFT Charter may discourage a person from initiating a tender offer for CMFT’s shares and prevent CMFT stockholders from receiving a premium to the purchase price for their shares in such a transaction.

The CMFT Board may change certain of CMFT’s policies without stockholder approval, which could alter the nature of CMFT stockholders’ investment.

The CMFT Board determines CMFT’s major policies, including its policies regarding investments, financing, growth, debt capitalization, REIT qualification and distributions. CMFT’s investment policies may change over time. The methods of implementing CMFT’s investment objectives and strategies also may vary as new real estate development trends emerge and new investment techniques are developed. The CMFT Board may amend or revise these and other policies without a vote of CMFT stockholders. As a result, the nature of CMFT stockholders’ investment could change without their consent. Under the MGCL and the CMFT Charter, CMFT stockholders generally have a right to vote only on the following:

•	the election or removal of directors;

•	an amendment of the CMFT Charter, except that the CMFT Board may amend the CMFT Charter without stockholder approval to increase or decrease the aggregate number of CMFT’s shares or the number of CMFT’s shares of any class or series that CMFT has the authority to issue, to change CMFT’s name, to change the name or other designation or the par value of any class or series of CMFT’s stock and the aggregate par value of CMFT’s stock or to effect certain reverse stock splits; provided, however, that any such amendment does not adversely affect the rights, preferences and privileges of the stockholders;

•	CMFT’s dissolution; and

•	a merger or consolidation, a statutory share exchange or the sale or other disposition of all or substantially all of CMFT’s assets.

All other matters are subject to the discretion of the CMFT Board. Therefore, CMFT stockholders are limited in their ability to change CMFT’s policies and operations.

CMFT’s rights and the rights of CMFT stockholders to recover claims against CMFT’s officers, directors and CMFT Management are limited, which could reduce CMFT stockholders’ and CMFT’s recovery against them if they cause CMFT to incur losses.

The MGCL provides that a director has no liability in such capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. The CMFT Charter, in the case of CMFT’s directors and officers, and the CMFT Management Agreement, in the case of CMFT Management and its affiliates, requires CMFT, subject to certain exceptions, to indemnify and advance expenses to CMFT’s directors, CMFT’s officers, and CMFT Management and its affiliates. Moreover, CMFT has entered into separate indemnification agreements with each of CMFT’s directors and executive officers. The CMFT Charter permits CMFT to provide such indemnification and advance for expenses to its employees and agents. Additionally, the CMFT Charter limits, subject to certain exceptions, the liability of CMFT’s directors and officers to CMFT and its stockholders for monetary damages. Although the CMFT Charter does not allow CMFT to indemnify CMFT’s directors or CMFT Management and its affiliates for any liability or loss suffered by them or hold harmless CMFT’s directors or CMFT Management and its affiliates for any loss or liability suffered by CMFT to a greater extent than permitted under Maryland law, CMFT and CMFT stockholders may have more limited rights against CMFT’s directors, officers, employees and agents, and CMFT Management and its affiliates, than might otherwise exist under common law, which could reduce CMFT stockholders’ and CMFT’s recovery against them. In addition, CMFT Management is not required to retain cash to pay potential liabilities and it may not have sufficient cash available to pay liabilities if they arise. If CMFT Management is held liable for a breach of its fiduciary duty to CMFT, or a breach of its contractual obligations to CMFT, CMFT may not be able to collect the full amount of any claims it may have against CMFT Management. In addition, CMFT may be obligated to fund the defense costs incurred by CMFT’s directors, officers, employees and agents or CMFT Management in some cases, which would decrease the cash otherwise available for distribution to CMFT stockholders.

CMFT stockholders’ interest in CMFT will be diluted if CMFT issues additional shares.

CMFT stockholders do not have preemptive rights to any shares issued by CMFT in the future. The CMFT Charter authorizes 500,000,000 shares of stock, of which 490,000,000 shares are classified as common stock and 10,000,000 shares are classified as preferred stock. Subject to any limitations set forth under Maryland law, the CMFT Board may amend the CMFT Charter from time to time to increase the number of authorized shares of stock, increase or decrease the number of shares of any class or series of stock that CMFT has authority to issue, or classify or reclassify any unissued shares into other classes or series of stock without the necessity of obtaining stockholder approval. All of such shares may be issued in the discretion of the CMFT Board. CMFT stockholders will suffer dilution of their equity investment in CMFT upon future issuances of capital stock of CMFT, including in the event that CMFT (1) reinstates and issues shares of CMFT Common Stock under the CMFT DRIP (unless such stockholders elect to fully participate in the CMFT DRIP), (2) sells securities that are convertible into shares of CMFT Common Stock, (3) issues shares of CMFT Common Stock in a private offering of securities to institutional investors, (4) issues shares of CMFT Common Stock to CMFT Management, its successors or assigns, in payment of an outstanding fee obligation as set forth under the CMFT Management Agreement or (5) issues shares of CMFT Common Stock to sellers of properties acquired by CMFT in connection with an exchange of limited partnership interests of CMFT OP. In addition, the partnership agreement of CMFT OP contains provisions that would allow, under certain circumstances, other entities, including other real estate programs sponsored or operated by CCO Group, to merge into or cause the exchange or conversion of their interest in that entity for interests of CMFT OP. Because the limited partnership interests of CMFT OP may, in the discretion of the CMFT Board, be exchanged for shares of CMFT Common Stock, any merger, exchange or conversion between CMFT OP and another entity ultimately could result in the issuance of a substantial number of shares of CMFT Common Stock, thereby diluting the percentage ownership interest of other stockholders.

CMFT’s Umbrella Partnership Real Estate Investment Trust (UPREIT) structure may result in potential conflicts of interest with limited partners in CMFT OP whose interests may not be aligned with those of CMFT stockholders.

CMFT’s directors and officers have duties to CMFT’s corporation and CMFT stockholders under Maryland law in connection with their management of the corporation. At the same time, CMFT, as general partner, has fiduciary duties under Delaware law to CMFT OP and to the limited partners in connection with the management of CMFT OP. If CMFT admits outside limited partners to CMFT OP, CMFT’s duties as general partner to CMFT OP and its partners may come into conflict with the duties of CMFT’s directors and officers to the corporation and CMFT stockholders. Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the partnership’s partnership agreement. The partnership agreement of CMFT OP provides that, for so long as CMFT owns a controlling interest in CMFT OP, any conflict that cannot be resolved in a manner not adverse to either CMFT stockholders or the limited partners will be resolved in favor of CMFT stockholders.

Additionally, the partnership agreement expressly limits CMFT’s liability by providing that CMFT and CMFT’s officers, directors, agents and employees, will not be liable or accountable to CMFT OP for losses sustained, liabilities incurred or benefits not derived if CMFT or CMFT’s officers, directors, agents or employees acted in good faith. In addition, CMFT OP is required to indemnify CMFT and its officers, directors, employees, agents and designees to the extent permitted by applicable law from and against any and all claims arising from operations of CMFT OP, unless it is established that: (1) the act or omission was committed in bad faith, was fraudulent or was the result of active and deliberate dishonesty; (2) the indemnified party received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.

The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and CMFT has not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict CMFT’s fiduciary duties.

Shares of CMFT Common Stock will not be listed on an exchange for the foreseeable future, if ever, and CMFT is not required to provide for a liquidity event. Therefore, it may be difficult for CMFT stockholders to sell their shares and, if stockholders are able to sell their shares, they will likely sell them at a substantial discount.

There is currently no public market for shares of CMFT Common Stock, and there may never be one. In addition, the CMFT Charter does not contain a requirement for the CMFT Board to annually consider a liquidity event. Moreover, investors should not rely on CMFT’s share redemption program as a method to sell shares promptly because CMFT’s share redemption program includes numerous restrictions that limit stockholders’ ability to sell shares to CMFT, and the CMFT Board may amend, suspend or terminate CMFT’s share redemption program at any time and for any reason it deems appropriate. The CMFT Board may also reject any request for redemption of shares and investor suitability standards imposed by certain states may make it more difficult for stockholders to sell shares to someone in those states. Therefore, CMFT stockholders may not have the opportunity to make a redemption request under the CMFT share redemption program and CMFT stockholders may not be able to sell any of their shares of CMFT Common Stock back to CMFT pursuant to the CMFT share redemption program. Moreover, if CMFT stockholders are able to sell their shares back to CMFT, the price at which such shares are redeemed may be less than the most recent estimated NAV per share of CMFT Common Stock of $7.31 as of June 30, 2020 that has been attributed to shares of CMFT Common Stock for purposes of determining the CCIT III Exchange Ratio. Pending the completion of the Mergers, the CMFT Board has suspended CMFT’s share redemption program, and there can be no guarantee that, following the Mergers, such share redemption program will be reinstated on the same terms or at all.

If CMFT is required to register as an investment company under the Investment Company Act, CMFT could not continue CMFT’s current business plan, which may significantly reduce the value of CMFT stockholders’ investment.

CMFT intends to conduct CMFT’s operations, and the operations of CMFT OP and any other subsidiaries, so that no such entity meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:

•	pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the 40% test). “Investment securities” exclude U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

CMFT intends to monitor its operations and its assets on an ongoing basis in order to ensure that neither CMFT, nor any of CMFT’s subsidiaries, meet the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. If CMFT were obligated to register as an investment company, CMFT would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates;

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change CMFT’s operations; and

•	potentially, compliance with daily valuation requirements.

In order for CMFT to not meet the definition of an “investment company” and avoid regulation under the Investment Company Act, it must engage primarily in the business of buying real estate. To avoid meeting the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act, CMFT may be unable to sell assets it would otherwise want to sell and may need to sell assets it would otherwise wish to retain. Similarly, CMFT may have to acquire additional income or loss generating assets that CMFT might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that it would otherwise want to acquire and would be important to its investment strategy. Accordingly, the CMFT Board may not be able to change CMFT’s investment policies as it may deem appropriate if such change would cause CMFT to meet the definition of an “investment company.” In addition, a change in the value of any of CMFT’s assets could negatively affect CMFT’s ability to avoid being required to register as an investment company. If CMFT was required to register as an investment company but failed to do so, it would be prohibited from engaging in CMFT’s business, and criminal and civil actions could be brought against it. In addition, CMFT’s contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of CMFT and liquidate CMFT’s business.

The limit on the percentage of shares of CMFT Common Stock that any person may own may discourage a takeover or business combination that may benefit CMFT stockholders.

The CMFT Charter restricts the direct or indirect ownership by one person or entity to no more than 9.8% of the value of CMFT’s then outstanding capital stock (which includes common stock and any preferred stock CMFT may issue) and no more than 9.8% of the value or number of shares, whichever is more restrictive, of the then outstanding CMFT Common Stock unless exempted (prospectively or retroactively) by the CMFT Board. These restrictions may discourage a change of control of CMFT and may deter individuals or entities from making tender offers for shares of CMFT Common Stock on terms that might be financially attractive to stockholders or which may cause a change in CMFT’s management. In addition to deterring potential transactions that may be favorable to CMFT stockholders, these provisions may also decrease the ability of stockholders to sell their shares of CMFT Common Stock.

General Risks Related to Real Estate Assets

Adverse economic, regulatory and geographic conditions that have an impact on the real estate market in general may prevent CMFT from being profitable or from realizing growth in the value of CMFT’s real estate properties, and could have a significant negative impact on CMFT.

CMFT’s operating results will be subject to risks generally incident to the ownership of real estate, including:

•	changes in international, national or local economic or geographic conditions (including as a result COVID-19);

•	changes in supply of or demand for similar or competing properties in an area;

•	changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;

•	the illiquidity of real estate assets generally;

•	changes in tax, real estate, environmental and zoning laws; and

•	periods of high interest rates and tight money supply.

The outbreak of COVID-19 that began in the fourth quarter of 2019 has led to an economic slowdown and contributed to a recession in the United States. During periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. The extent to which federal, state or local governmental authorities grant rent relief or other relief or enact amnesty programs applicable to CMFT’s tenants in response to the COVID-19 outbreak will exacerbate the negative impacts that a slow down or recession will have on CMFT. If CMFT cannot operate its properties so as to meet its financial expectations, because of these or other risks, CMFT may be prevented from being profitable or growing the values of CMFT’s real estate properties, and its business, financial condition, results of operations, cash flow or CMFT’s ability to satisfy its debt service obligations or to maintain CMFT’s level of distributions to CMFT stockholders may be significantly negatively impacted.

CMFT is primarily dependent on single-tenant leases for CMFT’s revenue and, accordingly, if CMFT is unable to renew leases, lease vacant space, including vacant space resulting from tenant defaults, or re-lease space as leases expire on favorable terms or at all, CMFT’s financial condition could be adversely affected.

CMFT focuses its investment activities on ownership of primarily freestanding, single-tenant commercial properties that are net leased to a single tenant. Therefore, the financial failure of, or other default by, a significant tenant or multiple tenants could cause a material reduction in CMFT’s revenues and operating cash flows. In addition, to the extent that CMFT enters into a master lease with a particular tenant, the termination of such master lease could affect each property subject to the master lease, resulting in the loss of revenue from all such properties.

CMFT cannot assure its stockholders that its leases will be renewed or that it will be able to lease or re-lease the properties on favorable terms, or at all, or that lease terminations will not cause CMFT to sell the properties at a loss. Any of CMFT’s properties that become vacant could be difficult to re-lease or sell. CMFT has and may continue to experience vacancies either by the default of a tenant under its lease or the expiration of one of CMFT’s leases. CMFT typically must incur all of the costs of ownership for a property that is vacant. Upon or pending the expiration of leases at its properties, CMFT may be required to make rent or other concessions to tenants, or accommodate requests for renovations, remodeling and other improvements, in order to retain and attract tenants. Certain of CMFT’s properties may be specifically suited to the particular needs of a tenant (e.g., a restaurant) and major renovations and expenditures may be required in order for CMFT to re-lease the space for other uses. If the vacancies continue for a long period of time, CMFT may suffer reduced revenues and increased costs, resulting in less cash available for distribution to CMFT stockholders and unitholders of CMFT OP. If CMFT is unable to renew leases, lease vacant space, including vacant space resulting from tenant defaults, or re-lease space as leases expire on favorable terms or at all, CMFT’s financial condition could be adversely affected.

CMFT is subject to geographic and industry concentrations that make it more susceptible to adverse events with respect to certain geographic areas or industries.

As of June 30, 2020, CMFT had derived approximately:

•	12% and 10% of its annualized rental income from tenants in California and Georgia, respectively; and

•	14%, 12% and 10% of its annualized rental income from tenants in the sporting goods, home and garden and discount store industries, respectively.

Any adverse change in the financial condition of a tenant with whom CMFT may have a significant credit concentration now or in the future, or any downturn of the economy in any state or industry in which CMFT may have a significant credit concentration now or in the future, could result in a material reduction of CMFT’s cash flows or material losses to CMFT.

If a major tenant declares bankruptcy, CMFT may be unable to collect balances due under relevant leases, which could have a material adverse effect on CMFT’s financial condition and ability to pay distributions to CMFT stockholders.

The bankruptcy or insolvency of CMFT’s tenants may adversely affect the income produced by CMFT’s properties. Under bankruptcy law, a tenant cannot be evicted solely because of its bankruptcy and has the option to assume or reject any unexpired lease. If the tenant rejects the lease, any resulting claim CMFT has for breach of the lease (excluding collateral securing the claim) will be treated as a general unsecured claim. CMFT’s claim against the bankrupt tenant for unpaid and future rent will be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and it is unlikely that a bankrupt tenant that rejects its lease would pay in full amounts it owes CMFT under the lease. Even if a lease is assumed and brought current, CMFT still runs the risk that a tenant could condition lease assumption on a restructuring of certain terms, including rent, that would have an adverse impact on CMFT. Any shortfall resulting from the bankruptcy of one or more of CMFT’s tenants could adversely affect CMFT’s business, financial condition, results of operations, cash flows or CMFT’s ability to satisfy CMFT’s debt service obligations or to maintain CMFT’s level of distributions on CMFT Common Stock.

In addition, the financial failure of, or other default by, one or more of the tenants to whom CMFT has exposure could have an adverse effect on the results of CMFT’s operations. While CMFT evaluates the creditworthiness of CMFT’s tenants by reviewing available financial and other pertinent information, there can be no assurance that any tenant will be able to make timely rental payments or avoid defaulting under its lease. If any of CMFT’s tenants’ businesses experience significant adverse changes, they may fail to make rental payments when due, close a number of stores, exercise early termination rights (to the extent such rights are available to the tenant) or declare bankruptcy. A default by a significant tenant or multiple tenants could cause a material reduction in CMFT’s revenues and operating cash flows. In addition, if a tenant defaults, CMFT may incur substantial costs in protecting CMFT’s assets.

If a sale-leaseback transaction is re-characterized in a tenant’s bankruptcy proceeding, CMFT’s financial condition could be adversely affected.

CMFT may enter into sale-leaseback transactions, whereby it would purchase a property and then lease the same property back to the person from whom CMFT purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback might be re-characterized as either a financing or a joint venture, either of which outcomes could adversely affect CMFT’s financial condition, cash flows and the amount available for distributions to CMFT stockholders.

If the sale-leaseback were re-characterized as a financing, CMFT would not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, CMFT would no longer have the right to sell or encumber CMFT’s ownership interest in the property. Instead, CMFT would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, CMFT could be bound by the new terms, and prevented from foreclosing CMFT’s lien on the property. If the sale-leaseback were re-characterized as a joint venture, CMFT and CMFT’s tenant could be treated as co-venturers with regard to the property. As a result, CMFT could be held liable, under some circumstances, for debts incurred by the tenant relating to the property.

CMFT has assumed, and in the future may assume, liabilities in connection with CMFT’s property acquisitions, including unknown liabilities.

In connection with the acquisition of properties, CMFT may assume existing liabilities, some of which may have been unknown or unquantifiable at the time of the transaction. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants or other persons dealing with the sellers prior to CMFT’s acquisition of the properties, tax liabilities, and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise. If the magnitude of such unknown liabilities is high, either singly or in the aggregate, it could adversely affect CMFT’s business, financial condition, liquidity and results of operations, cash flows or CMFT’s ability to satisfy its debt service obligations or maintain CMFT’s level of distributions on CMFT Common Stock.

Challenging economic conditions could adversely affect vacancy rates, which could have an adverse impact on CMFT’s ability to make distributions and the value of an investment in CMFT Common Stock.

Challenging economic conditions, the availability and cost of credit, turmoil in the mortgage market, and declining real estate markets may contribute to increased vacancy rates in the commercial real estate sector. If

CMFT experiences vacancy rates that are higher than historical vacancy rates, CMFT may have to offer lower rental rates and greater tenant improvements or concessions than expected. Increased vacancies may have a greater impact on CMFT, as compared to REITs with other investment strategies, as CMFT’s investment approach relies on long-term leases in order to provide a relatively stable stream of income for CMFT stockholders. As a result, increased vacancy rates could have the following negative effects on CMFT:

•	the values of CMFT’s commercial properties could decrease below the amount paid for such assets;

•	revenues from such properties could decrease due to low or no rental income during vacant periods, lower future rental rates and/or increase tenant improvement expenses or concessions;

•	ownership costs could increase;

•	revenues from such properties that secure loans could decrease, making it more difficult for CMFT to meet its payment obligations; and/or

•	the resale value of such properties could decline.

All of these factors could impair CMFT’s ability to make distributions and decrease the value of an investment in CMFT Common Stock.

Uninsured losses or losses in excess of CMFT’s insurance coverage could materially adversely affect CMFT’s financial condition and cash flows, and there can be no assurance as to future costs and the scope of coverage that may be available under insurance policies.

CMFT carries comprehensive liability, fire, extended coverage, and rental loss insurance covering all of the properties in CMFT’s portfolio under one or more blanket insurance policies with policy specifications, limits and deductibles customarily carried for similar properties. In addition, CMFT carries professional liability and directors’ and officers’ insurance, and cyber liability insurance. While CMFT selects policy specifications and insured limits that CMFT believes are appropriate and adequate given the relative risk of loss, insurance coverages provided by tenants, the cost of the coverage and industry practice, there can be no assurance that CMFT will not experience a loss that is uninsured or that exceeds policy limits. In addition, CMFT may reduce or discontinue terrorism, earthquake, flood or other insurance on some or all of CMFT’s properties in the future if the cost of premiums for any of these policies exceeds, in CMFT’s judgment, the value of the coverage discounted for the risk of loss. CMFT’s title insurance policies may not insure for the current aggregate market value of CMFT’s portfolio, and CMFT does not intend to increase its title insurance coverage as the market value of CMFT’s portfolio increases.

Further, CMFT does not carry insurance for certain losses, including, but not limited to, losses caused by earthquakes, riots or acts of war because such losses may be either uninsurable or not economically insurable. If CMFT experiences a loss that is uninsured or which exceeds policy limits, CMFT could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, CMFT would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, CMFT carries several different lines of insurance, placed with several large insurance carriers. If any one of these large insurance carriers were to become insolvent, CMFT would be forced to replace the existing insurance coverage with another suitable carrier, and any outstanding claims would be at risk for collection. In such an event, CMFT cannot be certain that it would be able to replace the coverage at similar or otherwise favorable terms. As a result of any of the situations described above, CMFT’s financial condition and cash flows may be materially and adversely affected.

CMFT may be unable to secure funds for future leasing commissions, tenant improvements or capital needs, which could adversely impact CMFT’s ability to pay cash distributions to CMFT stockholders.

When tenants do not renew their leases or otherwise vacate their space, CMFT is typically required to expend substantial funds for leasing commissions, tenant improvements and tenant refurbishments to the vacated space in order to attract replacement tenants. In addition, although CMFT expects that its leases with tenants will require tenants to pay routine property maintenance costs, CMFT could be responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops. The capital to fund these activities may come from cash flows from operations, borrowings, property sales or future equity offerings. However, these sources of funding may not be available on attractive terms or at all, and CMFT may be required to defer necessary improvements to a property, which may cause that property to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased operating cash flows as a result of fewer potential tenants being attracted to the property. If this happens, CMFT’s assets may generate lower cash flows or decline in value, or both.

CMFT’s properties may be subject to impairment charges.

CMFT routinely evaluates CMFT’s real estate assets for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and lease structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. Since CMFT’s investment focus is on properties net leased to a single tenant, the financial failure of, or other default by, a single tenant under its lease may result in a significant impairment loss. If CMFT determines that an impairment has occurred, it would be required to make a downward adjustment to the net carrying value of the property, which could have a material adverse effect on CMFT’s results of operations in the period in which the impairment charge is recorded. CMFT recorded impairment charges related to certain properties in the year ended December 31, 2019 as well as in the six months ended June 30, 2020, and may record future impairments based on actual results and changes in circumstances. Negative developments in the real estate market may cause management to reevaluate the business and macro-economic assumptions used in its impairment analysis. Changes in management’s assumptions based on actual results may have a material impact on CMFT’s financial statements.

CMFT may obtain only limited warranties when it purchases a property and, as a result, have limited recourse in the event CMFT’s due diligence did not identify issues that lower the value of the property.

Properties are often sold on an “as is” condition and “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing of the sale. The purchase of properties with limited warranties increases the risk that CMFT may lose some or all of CMFT’s invested capital in the property.

CMFT may be unable to sell a property if or when it decides to do so, including as a result of uncertain market conditions.

Real estate assets are, in general, relatively illiquid and may become even more illiquid during periods of economic downturn. As a result, CMFT may not be able to sell its properties quickly or on favorable terms in response to changes in the economy or other conditions when it otherwise may be prudent to do so. In addition, certain significant expenditures generally do not change in response to economic or other conditions, including debt service obligations, real estate taxes, and operating and maintenance costs. This combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced earnings. Further, as a result of the 100% prohibited transactions tax applicable to REITs, CMFT intends to hold its properties for investment, rather than primarily for sale in the ordinary course of business, which may cause CMFT to forgo or defer sales of properties that otherwise would be favorable. Therefore, CMFT may be unable to adjust its portfolio promptly in response to economic, market or other conditions, which could adversely affect its business, financial condition, results of operations, cash flows or its ability to satisfy its debt service obligations or to maintain its level of distributions on CMFT Common Stock.

Some of CMFT’s leases may not contain rental increases over time, or the rental increases may be less than the fair market rate at a future point in time. When that is the case, the value of the leased property to a potential purchaser may not increase over time, which may restrict CMFT’s ability to sell that property, or if CMFT is able to sell that property, may result in a sale price less than the price that CMFT paid to purchase the property or the price that could be obtained if the rental was at the then-current market rate.

CMFT expects to hold the various real properties it acquires until such time as it decides that a sale or other disposition is appropriate given CMFT’s REIT status and business objectives. CMFT’s ability to dispose of properties on advantageous terms or at all depends on certain factors beyond CMFT’s control, including competition from other sellers and the availability of attractive financing for potential buyers of CMFT’s properties. CMFT cannot predict the various market conditions affecting real estate assets which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the disposition of CMFT’s properties, CMFT cannot assure CMFT stockholders that it will be able to sell such properties at a profit or at all in the future. Accordingly, the extent to which CMFT stockholders will receive cash distributions and realize potential appreciation on CMFT’s real estate assets will depend upon fluctuating market conditions. Furthermore, CMFT may be required to expend funds to correct defects or to make improvements before a property can be sold. CMFT cannot assure CMFT stockholders that it will have funds available to correct such defects or to make such improvements.

CMFT’s properties where the underlying tenant has a below investment-grade credit rating, as determined by major credit rating agencies, or has an unrated tenant may have a greater risk of default.

As of June 30, 2020, approximately 60.1% of CMFT’s tenants were not rated or did not have an investment-grade credit rating from a major ratings agency or were not affiliates of companies having an investment-grade credit rating. CMFT’s properties with such tenants may have a greater risk of default and bankruptcy than properties leased exclusively to investment-grade tenants. When CMFT acquires properties where the tenant does not have a publicly available credit rating, CMFT will use certain credit assessment tools as well as rely on CMFT’s own estimates of the tenant’s credit rating which includes reviewing the tenant’s financial information (e.g., financial ratios, net worth, revenue, cash flows, leverage and liquidity, if applicable). If CMFT’s ratings estimates are inaccurate, the default or bankruptcy risk for the subject tenant may be greater than anticipated. If CMFT’s lender or a credit rating agency disagrees with CMFT’s ratings estimates, CMFT may not be able to obtain CMFT’s desired level of leverage or CMFT’s financing costs may exceed those that CMFT projected. This outcome could have an adverse impact on CMFT’s returns on that asset and hence CMFT’s operating results.

CMFT is exposed to risks related to increases in market lease rates and inflation, as income from long-term leases is the primary source of CMFT’s cash flows from operations.

Leases of long-term duration or which include renewal options that specify a maximum rate increase may result in below-market lease rates over time if CMFT does not accurately estimate inflation or market lease rates. Provisions of CMFT’s leases designed to mitigate the risk of inflation and unexpected increases in market lease rates, such as periodic rental increases, may not adequately protect CMFT from the impact of inflation or unexpected increases in market lease rates. If CMFT is subject to below-market lease rates on a significant number of CMFT’s properties pursuant to long-term leases and CMFT’s operating and other expenses are increasing faster than anticipated, CMFT’s business, financial condition, results of operations, cash flows or CMFT’s ability to satisfy CMFT’s debt service obligations or to maintain CMFT’s level of distributions on CMFT Common Stock could be materially adversely affected.

CMFT may acquire or finance properties with lock-out provisions, which may prohibit it from selling a property or may require it to maintain specified debt levels for a period of years on some properties.

A lock-out provision is a provision that prohibits the prepayment of a loan during a specified period of time. Lock-out provisions may include terms that provide strong financial disincentives for borrowers to prepay their outstanding loan balance. If a property is subject to a lock-out provision, CMFT may be materially restricted from or delayed in selling or otherwise disposing of or refinancing such property. Lock-out provisions may prohibit CMFT from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair CMFT’s ability to take other actions during the lock-out period that could be in the best interests of CMFT stockholders and, therefore, may have an adverse impact on the value of CMFT Common Stock relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude CMFT from participating in major transactions that could result in a disposition of CMFT’s assets or a change of control even though that disposition or change of control might be in the best interests of CMFT stockholders.

Increased operating expenses could reduce cash flows from operations and funds available to acquire properties or make distributions.

CMFT’s properties are subject to operating risks common to real estate in general, any or all of which may negatively affect CMFT. If any property is not fully occupied or if rents are payable (or are being paid) in an amount that is insufficient to cover operating expenses that are the landlord’s responsibility under the lease, CMFT could be required to expend funds in excess of such rents with respect to that property for operating expenses. CMFT’s properties are subject to increases in tax rates, utility costs, insurance costs, repairs and maintenance costs, administrative costs and other operating and ownership expenses. Some of CMFT’s property leases may not require the tenants to pay all or a portion of these expenses, in which event CMFT may be responsible for these costs. If CMFT is unable to lease properties on terms that require the tenants to pay all or some of the properties’ operating expenses, if CMFT’s tenants fail to pay these expenses as required or if expenses CMFT is required to pay exceed CMFT’s expectations, CMFT could have less funds available for future acquisitions or cash available for distributions to CMFT stockholders.

The market environment may adversely affect CMFT’s operating results, financial condition and ability to pay distributions to CMFT stockholders.

Any deterioration of domestic or international financial markets could impact the availability of credit or contribute to rising costs of obtaining credit and therefore, could have the potential to adversely affect the value of CMFT’s assets, the availability or the terms of financing, CMFT’s ability to make principal and interest payments on, or refinance, any indebtedness and/or, for CMFT’s leased properties, the ability of CMFT’s tenants to enter into new leasing transactions or satisfy their obligations, including the payment of rent, under existing leases. The market environment also could affect CMFT’s operating results and financial condition as follows:

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Debt Markets—The debt market is sensitive to the macro environment, such as Federal Reserve policy, market sentiment, or regulatory factors affecting the banking and CMBS industries. Should overall borrowing costs increase, due to either increases in index rates or increases in lender spreads, CMFT’s operations may generate lower returns.

•

Real Estate Markets—The properties CMFT acquires could substantially decrease in value after it purchases them. Consequently, CMFT may not be able to recover the carrying amount of its properties, which may require CMFT to recognize an impairment charge or record a loss on sale in CMFT’s earnings.

Real estate related taxes may increase, and if these increases are not passed on to tenants, CMFT’s income will be reduced.

Local real property tax assessors may reassess CMFT’s properties, which may result in increased taxes. Generally, property taxes increase as property values or assessment rates change, or for other reasons deemed relevant by property tax assessors. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although some tenant leases may permit CMFT to pass through such tax increases to the tenants for payment, renewal leases or future leases may not be negotiated on the same basis. Tax increases not passed through to tenants could have a materially adverse effect on CMFT’s business, financial condition, results of operations, cash flows or CMFT’s ability to satisfy CMFT’s debt service obligations or to maintain distributions on CMFT Common Stock.

Covenants, conditions and restrictions may restrict CMFT’s ability to operate a property.

Many of CMFT’s properties are or will be subject to significant covenants, conditions and restrictions, known as “CC&Rs,” restricting their operation and any improvements on such properties. Compliance with CC&Rs may adversely affect the types of tenants CMFT is able to attract to such properties, CMFT’s operating costs and reduce the amount of funds that CMFT has available to pay distributions to CMFT stockholders.

Acquisitions of build-to-suit properties will be subject to additional risks related to properties under development.

CMFT may engage in build-to-suit programs and the acquisition of properties under development. In connection with these acquisitions, CMFT will enter into purchase and sale arrangements with sellers or developers of suitable properties under development or construction. In such cases, CMFT is generally obligated to purchase the property at the completion of construction, provided that the construction conforms to definitive plans, specifications, and costs approved by CMFT in advance. CMFT may also engage in development and construction activities involving existing properties, including the expansion of existing facilities (typically at the request of a tenant) or the development or build-out of vacant space at retail properties. CMFT may advance significant amounts in connection with certain development projects.

As a result, CMFT is subject to potential development risks and construction delays and the resultant increased costs and risks, as well as the risk of loss of certain amounts that CMFT has advanced should a development project not be completed. To the extent that CMFT engages in development or construction projects, CMFT may be subject to uncertainties associated with obtaining permits or re-zoning for development, environmental and land use concerns of governmental entities and/or community groups, and the builder’s ability to build in conformity with plans, specifications, budgeted costs and timetables. If a developer or builder fails to perform, CMFT may terminate the purchase, modify the construction contract or resort to legal action to compel performance (or in certain cases, CMFT may elect to take over the project and pursue completion of the project itself). A developer’s or builder’s performance may also be affected or delayed by conditions beyond that party’s control. Delays in obtaining permits or completion of construction could also give tenants the right to terminate preconstruction leases.

CMFT may incur additional risks if it makes periodic progress payments or other advances to builders before they complete construction. These and other such factors can result in increased project costs or the loss of CMFT’s investment. Although CMFT rarely engages in construction activities relating to space that is not already leased to one or more tenants, to the extent that CMFT does so, it may be subject to normal lease-up risks relating to newly constructed projects. CMFT also will rely on rental income and expense projections and estimates of the fair market value of the property upon completion of construction when agreeing upon a price at the time CMFT acquires the property. If these projections are inaccurate, CMFT may pay too much for a property and CMFT’s return on CMFT’s investment could suffer. If CMFT contracts with a development company for a newly developed property, there is a risk that money advanced to that development company for the project may not be fully recoverable if the developer fails to successfully complete the project.

CMFT’s operating results may be negatively affected by potential development and construction delays and the resultant increased costs and risks.

If CMFT engages in development or construction projects, it will be subject to uncertainties associated with re-zoning for development, environmental and land use concerns of governmental entities and/or community groups, and CMFT’s builder’s ability to build in conformity with plans, specifications, budgeted costs, and timetables. If a builder fails to perform, CMFT may resort to legal action to rescind the breached agreements or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases. CMFT may incur additional risks if it makes periodic progress payments or other advances to builders before they complete construction. These and other such factors can result in increased costs of a project or loss of CMFT’s asset. In addition, CMFT will be subject to normal lease-up risks relating to newly constructed projects. CMFT also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time CMFT acquires the property. If CMFT’s projections are inaccurate, CMFT may pay too much for a property, and CMFT’s return on CMFT’s assets could suffer.

CMFT may deploy capital in unimproved real property. Returns from development of unimproved properties are also subject to risks associated with re-zoning the land for development and environmental and land use concerns of governmental entities and/or community groups.

If CMFT purchases an option to acquire a property but does not exercise the option, CMFT likely would forfeit the amount CMFT paid for such option, which would reduce the amount of cash it would have available to make other acquisitions.

In determining whether to purchase a particular property, CMFT may obtain an option to purchase such property. The amount paid for an option, if any, normally is forfeited if the property is not purchased and normally is credited against the purchase price if the property is purchased. If CMFT purchases an option to acquire a property but does not exercise the option, CMFT likely would forfeit the amount it paid for such option, which would reduce the amount of cash CMFT would have available to make other acquisitions.

Competition with third parties in acquiring, leasing or selling properties and other investments may reduce CMFT’s profitability and the return on CMFT stockholders’ investment.

CMFT competes with many other entities engaged in real estate acquisition activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, real estate limited partnerships, and other entities engaged in real estate acquisition activities, many of which have greater resources than CMFT. Larger competitors may enjoy significant advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable acquisitions may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If CMFT pays higher prices for properties and other assets as a result of competition with third parties without a corresponding increase in tenant lease rates, CMFT’s profitability will be reduced, and CMFT stockholders may experience a lower return on their investment.

CMFT is also subject to competition in the leasing of CMFT’s properties. Many of CMFT’s competitors own properties similar to those of CMFT in the same markets in which CMFT’s properties are located. If one of CMFT’s properties is nearing the end of the lease term or becomes vacant and CMFT’s competitors (which could include funds sponsored by affiliates of CMFT Management) offer space at rental rates below current market rates or below the rental rates CMFT currently charges its tenants, CMFT may lose existing or potential tenants and it may be pressured to reduce its rental rates below those it currently charges or to offer substantial rent concessions in order to retain tenants when such tenants’ leases expire or to attract new tenants.

In addition, if CMFT’s competitors sell assets similar to assets CMFT intend to sell in the same markets and/or at valuations below CMFT’s valuations for comparable assets, CMFT may be unable to dispose of CMFT’s assets at all or at favorable pricing or on favorable terms. As a result of these actions by CMFT’s competitors, CMFT’s business, financial condition, liquidity and results of operations may be adversely affected.

CMFT’s properties face competition that may affect tenants’ ability to pay rent and the amount of rent paid to CMFT may affect the cash available for distributions to CMFT stockholders and the amount of distributions.

Many of CMFT’s leases provide for increases in rent as a result of increases in the tenant’s sales volume. There likely will be numerous other retail properties within the market area of such properties that will compete with CMFT’s tenants for customer business. In addition, traditional retailers face increasing competition from alternative retail channels, including internet-based retailers and other forms of e-commerce, factory outlet centers, wholesale clubs, mail order catalogs and television shopping networks, which could adversely impact CMFT’s retail tenants’ sales volume. Such competition could negatively affect such tenants’ ability to pay rent or the amount of rent paid to CMFT. This could result in decreased cash flows from tenants thus affecting cash available for distributions to CMFT stockholders.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect CMFT’s operations.

From time to time, CMFT may acquire multiple properties in a single transaction. Portfolio acquisitions are often more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in CMFT owning assets in geographically dispersed markets, placing additional demands on CMFT’s ability to manage the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though CMFT may not want to purchase one or more properties in the portfolio. In these situations, if CMFT is unable to identify another person or entity to acquire the unwanted properties, CMFT will be required to either pass on the entire portfolio, including the desirable properties or acquire the entire portfolio and operate or attempt to dispose of the unwanted properties. To acquire multiple properties in a single transaction, CMFT may be required to accumulate a large amount of cash. CMFT would expect the returns that it earns on such cash to be less than the ultimate returns on real property, therefore accumulating such cash could reduce CMFT’s funds available for distributions to CMFT stockholders. Any of the foregoing events may have an adverse impact on CMFT’s operations.

Terrorist attacks, acts of violence or war or public health crises may affect the markets in which CMFT operates and have a material adverse effect on CMFT’s financial condition, results of operations and ability to pay distributions to CMFT stockholders.

The strength and profitability of CMFT’s business depends on demand for and the value of CMFT’s properties. Terrorist attacks, acts of war and public health crises (including the COVID-19 outbreak) may result in declining economic activity, which could harm the demand for and the value of CMFT’s properties and may negatively affect CMFT’s operations and CMFT stockholders’ investments. CMFT may acquire real estate assets located in areas that are susceptible to terrorist attacks or acts of war. These attacks may directly impact the value of CMFT’s assets through damage, destruction, loss or increased security costs. Although CMFT may obtain terrorism insurance, CMFT may not be able to obtain sufficient coverage to fund any losses CMFT may incur. Risks associated with potential acts of terrorism could sharply increase the premiums CMFT pays for coverage against property and casualty claims. Further, certain losses resulting from these types of events are uninsurable or not insurable at reasonable costs.

More generally, any terrorist attack, other act of violence or war, or public health crisis (such as the COVID-19 outbreak) could result in increased volatility in, or damage to, the United States and worldwide financial markets and economy, all of which could adversely affect CMFT’s tenants’ ability to pay rent on their leases or CMFT’s ability to borrow money or issue capital stock at acceptable prices, which could have a material adverse effect on CMFT’s financial condition, results of operations and ability to pay distributions to CMFT stockholders.

Pandemics or other health crises may adversely affect CMFT’s business and/or operations, its tenants’ financial condition and the profitability of CMFT’s retail properties.

CMFT’s business and/or operations and the businesses of CMFT’s tenants could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the outbreak of COVID-19.

The profitability of CMFT’s retail properties depends, in part, on the willingness of customers to visit the businesses of CMFT’s tenants. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could cause employees or customers to avoid CMFT’s properties, which could adversely affect foot traffic to CMFT’s tenants’ businesses and CMFT’s tenants’ ability to adequately staff their businesses. Such events could adversely impact tenants’ sales and/or cause the temporary closure or slowdown of the businesses of CMFT’s tenants, which could severely disrupt their operations and have a material adverse effect on CMFT’s business, financial condition and results of operations. Similarly, the potential effects of quarantined employees of office tenants may adversely impact their businesses and affect their ability to pay rent on a timely basis.

CMFT is subject to risks that affect the retail real estate environment generally.

CMFT’s business has historically focused on retail real estate. As such, CMFT is subject to certain risks that can affect the ability of CMFT’s retail properties to generate sufficient revenue to meet CMFT’s operating and other expenses, including debt service, to make capital expenditures and to make distributions to CMFT stockholders. CMFT faces continuing challenges because of changing consumer preferences and because the conditions in the economy affect employment growth and cause fluctuations and variations in retail sales and in business and consumer confidence and consumer spending on retail goods. In general, a number of factors can negatively affect the income generated by a retail property or the value of a property, including: a downturn in the national, regional or local economy; a decrease in employment or consumer confidence or spending; increases in operating costs, such as common area maintenance, real estate taxes, utility rates and insurance premiums; higher energy or fuel costs resulting from adverse weather conditions, natural disasters, geopolitical concerns, terrorist activities and other factors; changes in interest rate levels and the cost and availability of financing; a weakening of local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants; trends in the retail industry; seasonality; changes in perceptions by retailers or shoppers of the safety, convenience and attractiveness of a retail property; perceived changes in the convenience and quality of competing retail properties and other retailing options such as internet shopping or other strategies, such as using smartphones or other technologies to determine where to make and to assist in making purchases; the ability of CMFT’s tenants to meet shoppers’ demands for quality, variety, and product availability, which may be impacted by supply chain disruptions; and changes in laws and regulations applicable to real property, including tax and zoning laws. For example, the global outbreak of COVID-19 has led to travel restrictions and plant shutdowns that have impacted, and could continue to impact, CMFT’s tenants’ supply chains and, ultimately, retail product availability. Fears related to this COVID-19 outbreak have impacted, and may continue to impact, shoppers’ willingness to visit CMFT’s retail properties, and the continued spread of the virus has resulted in property shutdowns and may result in additional shutdowns of CMFT’s retail properties, particularly in certain geographies reporting increasing diagnoses of the virus or related illnesses. The extent of the outbreak and its impact on CMFT’s tenants and CMFT’s operations is uncertain, but a prolonged outbreak could continue to have a material impact.

Changes in one or more of the aforementioned factors can lead to a decrease in the revenue or income generated by CMFT’s properties and can have a material adverse effect on CMFT’s financial condition and results of operations. Many of these factors could also specifically or disproportionately affect one or more of CMFT’s tenants, which could decrease operating performance, reduce property revenue and affect CMFT’s results of operations. If the estimated future cash flows related to a particular property are significantly reduced, CMFT may be required to reduce the carrying value of the property.

Downturns in the retail industry likely will have a direct adverse impact on CMFT’s revenues and cash flow.

CMFT’s retail properties currently owned consist primarily of necessity retail properties and anchored shopping centers. CMFT’s retail performance therefore is generally linked to economic conditions in the market for retail space. The market for retail space could be adversely affected by any of the following:

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weakness in the national, regional and local economies, and declines in consumer confidence which could adversely impact consumer spending and retail sales and in turn tenant demand for space and could lead to increased store closings;

•	changes in market rental rates;

•	changes in demographics (including the number of households and average household income) surrounding CMFT’s shopping centers;

•	adverse financial conditions for anchored shopping centers and other retail, service, medical or restaurant tenants;

•	continued consolidation in the retail and grocery sector;

•	excess amount of retail space in CMFT’s markets;

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reduction in the demand by tenants to occupy CMFT’s shopping centers as a result of reduced increase in e-commerce and alternative distribution channels may negatively affect out tenant sales or decrease the square footage CMFT’s tenants require and could lead to margin pressure on CMFT’s anchored shopping centers, which could lead to store closures;

•	the impact of an increase in energy costs on consumers and its consequential effect on the number of shopping visits to CMFT’s centers;

•	a pandemic or other health crisis, such as the outbreak of COVID-19; and

•	consequences of any armed conflict involving, or terrorist attack against, the United States.

To the extent that any of these conditions occur, they are likely to impact market rents for retail space, occupancy in CMFT’s retail properties, CMFT’s ability to sell, acquire or develop retail properties, and CMFT’s cash available for distributions to stockholders.

Costs of complying with environmental laws and regulations may adversely affect CMFT’s income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of hazardous materials, and the remediation of any associated contamination.

Some of these laws and regulations may impose joint and several liability on tenants, current or previous owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which the property may be used or businesses may be operated, and these restrictions may require substantial expenditures and/or adversely affect the value of the property. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. The presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect CMFT’s ability to sell or rent such property or to use such property as collateral for future borrowing.

Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by CMFT. Future laws, ordinances or regulations may impose material environmental liability. Additionally, CMFT’s properties may be affected by CMFT’s tenants’ operations, the existing condition of land when CMFT buys it, operations in the vicinity of CMFT’s properties, such as the presence of underground storage tanks, or activities of unrelated third parties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations that CMFT may be required to comply with, and that may subject CMFT to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages CMFT must pay will reduce CMFT’s ability to make distributions to CMFT stockholders and may reduce the value of their investment.

Some of these properties may contain at the time of acquisition, or may have contained prior to CMFT’s acquisition, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. Certain of CMFT’s properties may be adjacent to or near other properties upon which others have engaged, or may engage in the future, in activities that may release petroleum products or other hazardous or toxic substances.

From time to time, CMFT may acquire properties, or interests in properties, with known adverse environmental conditions where CMFT believes that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield a superior risk-adjusted return. In such an instance, CMFT will estimate the costs of environmental investigation, clean-up and monitoring in determining the purchase price. Further, in connection with property dispositions, CMFT may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

CMFT may not obtain an independent third-party environmental assessment for every property it acquires. In addition, any such assessment that CMFT does obtain may not reveal all environmental liabilities. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims would adversely affect CMFT’s business, assets or results of operations and, consequently, amounts available for distribution to CMFT stockholders.

If CMFT sells properties by providing financing to purchasers, defaults by the purchasers would adversely affect CMFT’s cash flows from operations.

In some instances, CMFT may sell its properties by providing financing to purchasers. When CMFT provides financing to purchasers, CMFT will bear the risk that the purchaser may default on its obligations under the financing, which could negatively impact cash flows from operations. Even in the absence of a purchaser default, the distribution of sale proceeds or their reinvestment in other assets will be delayed until the promissory notes or other property CMFT may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, CMFT may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with CMFT, it could negatively impact CMFT’s ability to pay cash distributions to CMFT stockholders.

CMFT’s net leases may require CMFT to pay property-related expenses that are not the obligations of CMFT’s tenants.

Under the terms of the majority of CMFT’s net leases, in addition to satisfying their rent obligations, CMFT’s tenants will be responsible for the payment or reimbursement of property expenses such as real estate taxes, insurance and ordinary maintenance and repairs. However, under the provisions of certain existing leases and leases that CMFT may enter into in the future with CMFT’s tenants, CMFT may be required to pay some or all of the expenses of the property, such as the costs of environmental liabilities, roof and structural repairs, real estate taxes, insurance, certain non-structural repairs and maintenance. If CMFT’s properties incur significant expenses that must be paid by CMFT under the terms of CMFT’s leases, CMFT’s business, financial condition and results of operations may be adversely affected and the amount of cash available to meet expenses and to pay distributions to stockholders may be reduced.

Changes in accounting standards may adversely impact CMFT’s financial condition and/or results of operations.

CMFT is subject to the rules and regulations of the Financial Accounting Standards Board related to GAAP.

Various changes to GAAP are constantly being considered, some of which could materially impact CMFT’s reported financial condition and/or results of operations. Also, to the extent that public companies in the United States would be required in the future to prepare financial statements in accordance with International Financial Reporting Standards instead of the current GAAP, this change in accounting standards could materially affect CMFT’s financial condition or results of operations.

Compliance with the Americans with Disabilities Act of 1990, as amended, and fire, safety and other regulations may require CMFT to make unanticipated expenditures.

CMFT’s properties are subject to regulation under federal laws, such as the Americans with Disabilities Act of 1990, as amended (the “ADA”), pursuant to which all public accommodations must meet federal requirements related to access and use by disabled persons. Although CMFT believes that its properties substantially comply with present requirements of the ADA, CMFT has not conducted an audit or investigation of all of CMFT’s properties to determine CMFT’s compliance. If one or more of CMFT’s properties or future properties are not in compliance with the ADA, CMFT might be required to take remedial action, which would require CMFT to incur additional costs to bring the property into compliance. Noncompliance with the ADA could also result in imposition of fines or an award of damages to private litigants.

Additional federal, state and local laws also may require modifications to CMFT’s properties or restrict CMFT’s ability to renovate CMFT’s properties. CMFT cannot predict the ultimate amount of the cost of compliance with the ADA or other legislation.

In addition, CMFT’s properties are subject to various federal, state and local regulatory requirements, such as state and local earthquake, fire and life safety requirements. If CMFT was to fail to comply with these various requirements, CMFT might incur governmental fines or private damage awards. If CMFT incurs substantial costs to comply with the ADA or any other regulatory requirements, CMFT’s business, financial condition, results of operations, cash flows or CMFT’s ability to satisfy CMFT’s debt service obligations or to maintain CMFT’s level of distributions on CMFT Common Stock could be materially adversely affected. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict CMFT’s use of CMFT’s properties and may require CMFT to obtain approval from local officials or community standards organizations at any time with respect to CMFT’s properties, including prior to acquiring a property or when undertaking renovations of any of CMFT’s existing properties.

Risks Related to CMFT’s Debt Financing

CMFT has incurred mortgage indebtedness and other borrowings, which may increase its business risks, hinder its ability to make distributions, and decrease the value of CMFT stockholders’ investment.

CMFT has acquired real estate and other real estate-related assets by borrowing new funds. In addition, CMFT has incurred mortgage debt and pledged some of CMFT’s real properties as security for that debt to obtain funds to acquire additional real properties and other assets and to pay distributions to CMFT stockholders. CMFT may borrow additional funds if it need funds to satisfy the REIT tax qualification requirement that CMFT distribute at least 90% of its annual REIT taxable income, excluding any net capital gains, to CMFT stockholders. CMFT may also borrow additional funds if it otherwise deems it necessary or advisable to assure that CMFT maintains its qualification as a REIT for U.S. federal income tax purposes.

CMFT Management believes that utilizing borrowing is consistent with CMFT’s investment objective of maximizing the return to stockholders. There is no limitation on the amount CMFT may borrow against any individual property or other asset. This factor could limit the amount of cash CMFT has available to distribute to CMFT stockholders and could result in a decline in the value of CMFT stockholders’ investment.

CMFT does not intend to incur mortgage debt on a particular property unless CMFT believes the property’s projected operating cash flows are sufficient to service the mortgage debt. However, if there is a shortfall between the cash flows from a property and the cash flows needed to service mortgage debt on a property, the amount available for distributions to CMFT stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, CMFT could lose the property securing the loan that is in default, thus reducing the value of CMFT stockholders’ investments. For U.S. federal income tax purposes, a foreclosure of any of CMFT’s properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds CMFT’s tax basis in the property, CMFT would recognize taxable income on foreclosure, but would not receive any cash proceeds from the foreclosure. In such event, CMFT may be unable to pay the amount of distributions required in order to maintain CMFT’s qualification as a REIT. CMFT may give full or partial guarantees to lenders of recourse mortgage debt to the entities that own CMFT’s properties. If CMFT provides a guaranty on behalf of an entity that owns one of CMFT’s properties, CMFT will be responsible to the lender for satisfaction of the debt if it is not paid by such entity and with respect to any such property that is vacant, potentially be responsible for any property-related costs such as real estate taxes, insurance and maintenance, which costs will likely increase if the lender does not timely exercise its remedies. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of CMFT’s properties are foreclosed upon due to a default, CMFT’s ability to pay cash distributions to CMFT stockholders will be adversely affected, which could result in CMFT losing its REIT status and would result in a decrease in the value of CMFT stockholders’ investment.

CMFT intends to rely on external sources of capital to fund future capital needs, and if it encounters difficulty in obtaining such capital, CMFT may not be able to meet maturing obligations or make any additional acquisitions.

In order to maintain CMFT’s qualification as a REIT under the Code, CMFT is required, among other things, to distribute annually to CMFT stockholders at least 90% of CMFT’s REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding any net capital gain. Because of this dividend requirement, CMFT may not be able to fund from cash retained from operations all of CMFT’s future capital needs, including capital needed to refinance maturing obligations or make new acquisitions.

The capital and credit markets have experienced extreme volatility and disruption as a result of the global outbreak of COVID-19. CMFT believes that such volatility and disruption are likely to continue into the foreseeable future. Market volatility and disruption could hinder CMFT’s ability to obtain new debt financing or refinance CMFT’s maturing debt on favorable terms or at all or to raise debt and equity capital. CMFT’s access to capital will depend upon a number of factors, including:

•	general market conditions;

•	government action or regulation, including changes in tax law;

•	the market’s perception of CMFT’s future growth potential;

•	the extent of investor interest;

•	analyst reports about CMFT and the REIT industry;

•	the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	CMFT’s financial performance and that of CMFT’s tenants;

•	CMFT’s current debt levels and changes in CMFT’s credit ratings, if any;

•	CMFT’s current and expected future earnings; and

•	CMFT’s cash flows and cash distributions, including CMFT’s ability to satisfy the dividend requirements applicable to REITs.

If CMFT is unable to obtain needed capital on satisfactory terms or at all, it may not be able to meet its obligations and commitments as they mature or make any new acquisitions.

High interest rates may make it difficult for CMFT to finance or refinance assets, which could reduce the number of properties it can acquire and the amount of cash distributions it can make.

CMFT runs the risk of being unable to finance or refinance CMFT’s assets on favorable terms or at all. If interest rates are high when CMFT desires to mortgage its assets or when existing loans come due and the assets need to be refinanced, CMFT may not be able to, or may choose not to, finance the assets and CMFT would be required to use cash to purchase or repay outstanding obligations. CMFT’s inability to use debt to finance or refinance CMFT’s assets could reduce the number of assets it can acquire, which could reduce CMFT’s operating cash flows and the amount of cash distributions it can make to CMFT stockholders. Higher costs of capital also could negatively impact CMFT’s operating cash flows and returns on its assets.

Increases in interest rates could increase the amount of CMFT’s debt payments and adversely affect CMFT’s ability to pay distributions to CMFT stockholders.

CMFT has incurred indebtedness, and in the future may incur additional indebtedness, that bears interest at a variable rate. To the extent that CMFT incurs variable rate debt and do not hedge CMFT’s exposure thereunder, increases in interest rates would increase the amounts payable under such indebtedness, which could reduce CMFT’s operating cash flows and CMFT’s ability to pay distributions to CMFT stockholders. In addition, if CMFT’s existing indebtedness matures or otherwise becomes payable during a period of rising interest rates, CMFT could be required to liquidate one or more of CMFT’s assets at times that may prevent realization of the maximum return on such assets.

CMFT may not be able to generate sufficient cash flows to meet CMFT’s debt service obligations.

CMFT’s ability to make payments on and to refinance CMFT’s indebtedness, and to fund CMFT’s operations, working capital and capital expenditures, depends on CMFT’s ability to generate cash. To a certain extent, CMFT’s cash flows are subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors, many of which are beyond CMFT’s control.

CMFT cannot assure CMFT stockholders that its business will generate sufficient cash flows from operations or that future sources of cash will be available to CMFT in an amount sufficient to enable CMFT to pay amounts due on its indebtedness or to fund its other liquidity needs.

Additionally, if CMFT incurs additional indebtedness in connection with any future deployment of capital or development projects or for any other purpose, CMFT’s debt service obligations could increase. CMFT may need to refinance all or a portion of its indebtedness before maturity. CMFT’s ability to refinance its indebtedness or obtain additional financing will depend on, among other things:

•	CMFT’s financial condition and market conditions at the time;

•	restrictions in the agreements governing CMFT’s indebtedness;

•	general economic and capital market conditions;

•	the availability of credit from banks or other lenders; and

•	CMFT’s results of operations.

As a result, CMFT may not be able to refinance CMFT’s indebtedness on commercially reasonable terms, or at all. If CMFT does not generate sufficient cash flows from operations, and additional borrowings or refinancings or proceeds of asset sales or other sources of cash are not available to CMFT, it may not have sufficient cash to enable it to meet all of its obligations. Accordingly, if CMFT cannot service its indebtedness, CMFT may have to take actions such as seeking additional equity, or delaying any strategic acquisitions and alliances or capital expenditures, any of which could have a material adverse effect on CMFT’s business, financial condition, results of operations, cash flows or CMFT’s ability to satisfy CMFT’s debt service obligations or maintain CMFT’s level of distributions on CMFT Common Stock.

Lenders may require CMFT to enter into restrictive covenants relating to its operations, which could limit its ability to make distributions to CMFT stockholders.

In connection with providing CMFT financing, a lender could impose restrictions on CMFT that affect CMFT’s distribution and operating policies and CMFT’s ability to incur additional debt. In general, CMFT’s loan agreements restrict CMFT’s ability to encumber or otherwise transfer CMFT’s interest in the respective property without the prior consent of the lender. Loan documents CMFT enters into may contain covenants that limit CMFT’s ability to further mortgage the property, discontinue insurance coverage or replace CMFT Management as CMFT’s advisor. These or other limitations imposed by a lender may adversely affect CMFT’s flexibility and CMFT’s ability to pay distributions on CMFT Common Stock.

Interest-only indebtedness may increase CMFT’s risk of default and ultimately may reduce CMFT’s funds available for distribution to CMFT stockholders.

CMFT has financed some of its property acquisitions using interest-only mortgage indebtedness and may continue to do so. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, CMFT will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or “balloon” payment at maturity. These required principal or balloon payments will increase the amount of CMFT’s scheduled payments and may increase CMFT’s risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of CMFT’s scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to CMFT stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

CMFT’s ability to make a balloon payment at maturity is uncertain and may depend upon CMFT’s ability to obtain additional financing or CMFT’s ability to sell the property. At the time the balloon payment is due, CMFT may or may not be able to refinance the loan on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of CMFT’s assets. In addition, payments of principal and interest made to service CMFT’s debts may leave CMFT with insufficient cash to pay the distributions that it is required to pay to maintain its qualification as a REIT. Any of these results would have a significant, negative impact on the value of CMFT Common Stock.

To hedge against exchange rate and interest rate fluctuations, CMFT has used, and may continue to use, derivative financial instruments that may be costly and ineffective and may reduce the overall returns on CMFT stockholders’ investment.

CMFT has used, and may continue to use, derivative financial instruments to hedge its exposure to changes in exchange rates and interest rates on loans secured by CMFT’s assets and investments in CMBS. Derivative instruments may include interest rate swap contracts, interest rate caps or floor contracts, rate lock arrangements, futures or forward contracts, options or repurchase agreements. CMFT’s actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time.

To the extent that CMFT uses derivative financial instruments to hedge against exchange rate and interest rate fluctuations, CMFT will be exposed to credit risk, market risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes CMFT, which creates credit risk for CMFT. Market risk includes the adverse effect on the value of the financial instrument resulting from a change in interest rates. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. If CMFT is unable to manage these risks effectively, CMFT’s results of operations, financial condition and ability to pay distributions to CMFT stockholders will be adversely affected.

Investing in mortgage, bridge or mezzanine loans could adversely affect CMFT’s return on its loan investments.

CMFT has invested, and may continue to invest, in mezzanine loans and may make or acquire mortgage or bridge loans, or participations in such loans, to the extent CMFT Management determines that it is advantageous for CMFT to do so. However, if CMFT makes or invests in mortgage, bridge or mezzanine loans, CMFT will be at risk of defaults on those loans caused by many conditions beyond its control, including local and other economic conditions affecting real estate values and interest rate levels. If there are defaults under these loans, CMFT may not be able to repossess and sell quickly any properties securing such loans. An action to foreclose on a property securing a loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of any lawsuit brought in connection with the foreclosure if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede CMFT’s ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to CMFT on the loan, which could reduce the value of CMFT’s investment in the defaulted loan.

CMFT is subject to risks relating to real estate-related securities, including CMBS.

Real estate-related securities are often unsecured and also may be subordinated to other obligations of the issuer. As a result, investments in real estate-related securities may be subject to risks of (1) limited liquidity in the secondary trading market in the case of unlisted or thinly traded securities, (2) substantial market price volatility resulting from changes in prevailing interest rates in the case of traded equity securities, (3) subordination to the prior claims of banks and other senior lenders to the issuer, (4) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (5) the possibility that earnings of the issuer or that income from collateral may be insufficient to meet debt service and distribution obligations and (6) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic slowdown or downturn.

These risks may adversely affect the value of outstanding real estate-related securities and the ability of the obliged parties to repay principal and interest or make distribution payments.

CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to the risks above and all of the risks of the underlying mortgage loans. CMBS are issued by investment banks and non-regulated financial institutions, and are not insured or guaranteed by the U.S. government. The value of CMBS may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole and may be negatively impacted by any dislocation in the mortgage-backed securities market in general.

CMBS are also subject to several risks created through the securitization process. Subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that interest payments on subordinate CMBS will not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated. In certain instances, third-party guarantees or other forms of credit support can reduce the credit risk.

Increases in interest rates could increase the amount of CMFT’s debt payments and negatively impact CMFT’s operating results.

The interest CMFT pays on its debt obligations reduces CMFT’s cash available for distributions. Utilization of variable rate debt, combined with increases in interest rates would increase CMFT’s interest costs, which would reduce CMFT’s cash flows and its ability to make distributions to CMFT stockholders. If CMFT needs to repay existing debt during periods of rising interest rates, CMFT could be required to liquidate one or more of CMFT’s investments at times which may not permit realization of the maximum return on such investments.

Lenders may require CMFT to enter into restrictive covenants relating to its operations, which could limit its ability to make distributions to stockholders at its current level.

When providing financing, a lender could impose restrictions on CMFT that affect its distribution and operating policies and its ability to incur additional debt. Loan documents CMFT enters into may contain covenants that limit its ability to further mortgage the property, discontinue insurance coverage or replace CMFT Management. These or other limitations may adversely affect CMFT’s flexibility and limit its ability to make distributions to stockholders at its current level.

U.S. Federal Income and Other Tax Risks

Re-characterization of sale-leaseback transactions may cause CMFT to lose its REIT status.

CMFT may purchase properties and lease them back to the sellers of such properties. CMFT would characterize such a sale-leaseback transaction as a “true lease,” which treats the lessor as the owner of the property for U.S. federal income tax purposes. In the event that any sale-leaseback transaction is challenged by the IRS and re-characterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so re-characterized, CMFT might fail to satisfy the REIT qualification “asset tests” or the “income tests” and, consequently, lose its REIT status effective with the year of re-characterization. Alternatively, such a re-characterization could cause the amount of CMFT’s REIT taxable income to be recalculated, which might also cause CMFT to fail to meet the distribution requirement for a taxable year and thus lose its REIT status.

CMFT stockholders may have current tax liability on distributions they elect to reinvest in CMFT Common Stock.

If CMFT stockholders participate in the CMFT DRIP, they will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in shares of CMFT Common Stock that does not represent a return of capital. In addition, CMFT stockholders may be treated, for U.S. federal tax purposes, as having received an additional distribution to the extent the shares are purchased at a discount from fair market value. Such an additional deemed distribution could cause CMFT stockholders to be subject to additional income tax liability. Unless CMFT stockholders are not subject to U.S. tax, they may have to use funds from other sources to pay their tax liability arising as a result of the distributions reinvested in CMFT Common Stock.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates are generally subject to tax at preferential rates. Dividends payable by REITs, however, generally are not eligible for the preferential tax rates applicable to qualified dividend income (but under the Tax Cuts and Jobs Act, U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of ordinary dividends from a REIT for taxable years beginning after December 31, 2017, and before January 1, 2026). Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the preferential rates continue to apply to regular corporate qualified dividends, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs.

CMFT may be subject to adverse legislative or regulatory tax changes that could increase its tax liability or reduce CMFT’s operating flexibility, including the Tax Cuts and Jobs Act.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of CMFT Common Stock. Additional changes to the tax laws are likely to continue to occur, and CMFT cannot assure its stockholders that any such changes will not adversely affect CMFT’s taxation and its ability to continue to qualify as a REIT, or the taxation of a stockholder. Any such changes could have an adverse effect on an investment in CMFT Common Stock or on the market value or the resale potential of CMFT’s assets. Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that acquires real estate to elect to be treated for U.S. federal income tax purposes as a regular corporation. As a result, the CMFT Charter provides the CMFT Board with the power, under certain circumstances, to revoke or otherwise terminate CMFT’s REIT election and cause CMFT to be taxed as a regular corporation, without the vote of CMFT stockholders. The CMFT Board has fiduciary duties to CMFT and its stockholders and could only cause such changes in CMFT’s tax treatment if it determines in good faith that such changes are in the best interest of CMFT stockholders.

In addition, the Tax Cuts and Jobs Act made significant changes to the U.S. federal income tax rules for taxation of individuals and businesses, generally effective for taxable years beginning after December 31, 2017, including a number of provisions of the Code that affect the taxation of REITs and their stockholders. Among the changes made by the Tax Cuts and Jobs Act are permanently reducing the generally applicable corporate tax rate, generally reducing the tax rate applicable to individuals and other noncorporate taxpayers for tax years beginning after December 31, 2017 and before January 1, 2026, eliminating or modifying certain previously allowed deductions (including substantially limiting interest deductibility and, for individuals, the deduction for non-business state and local taxes), and, for taxable years beginning after December 31, 2017 and before January 1, 2026, providing for preferential rates of taxation through a deduction of up to 20% (subject to certain limitations) on most ordinary REIT dividends and certain trade or business income of non-corporate taxpayers. The Tax Cuts and Jobs Act also imposes new limitations on the deduction of net operating losses and requires CMFT to recognize income for tax purposes no later than when CMFT takes it into account on CMFT’s financial statements, which may result in CMFT having to make additional taxable distributions to CMFT stockholders in order to comply with REIT distribution requirements or avoid taxes on retained income and gains. The Tax Cuts and Jobs Act also made numerous large and small changes to the tax rules that do not affect the REIT qualification rules directly but may otherwise affect CMFT or its stockholders.

While the effect of changes in the Tax Cuts and Jobs Act generally appear to be favorable with respect to REITs, the extensive changes to non-REIT provisions in the Code may have unanticipated effects on CMFT or its stockholders. Moreover, Congressional leaders have recognized that the process of adopting extensive tax legislation in a short amount of time without hearings and substantial time for review is likely to have led to drafting errors, issues needing clarification and unintended consequences that will have to be revisited in subsequent tax legislation. At this point, it is not clear if or when Congress will address these issues or when the IRS will issue administrative guidance on certain of the changes made in the Tax Cuts and Jobs Act.

CMFT urges its stockholders to consult with their own tax advisor with respect to the status of the Tax Cuts and Jobs Act and other legislative, regulatory or administrative developments and proposals and their potential effect on holding CMFT Common Stock.

To maintain CMFT’s qualification as a REIT it must meet annual distribution requirements, which may force CMFT to forgo otherwise attractive opportunities or borrow funds during unfavorable market conditions. This could delay or hinder CMFT’s ability to meet its investment objectives and reduce its stockholders’ overall return.

In order to maintain CMFT’s qualification as a REIT, CMFT must distribute annually to its stockholders at least 90% of its REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding any net capital gain. CMFT will be subject to U.S. federal income tax on CMFT’s undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which dividends CMFT pays with respect to any calendar year are less than the sum of (a) 85% of CMFT’s ordinary income, (b) 95% of CMFT’s capital gain net income and (c) 100% of CMFT’s undistributed income from prior years.

Further, to maintain CMFT’s qualification as a REIT, it must ensure that it meets the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of CMFT’s assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of mortgage-related securities. The remainder of CMFT’s investment in securities (other than government securities, qualified real estate assets and stock of a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of CMFT’s assets (other than government securities, qualified real estate assets and stock of a TRS) can consist of the securities of any one issuer, no more than 20% of the value of CMFT’s total assets can be represented by securities of one or more TRSs and no more than 25% of the value of CMFT’s total assets can be represented by certain debt securities of publicly offered REITs. If CMFT fails to comply with these requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing CMFT’s REIT qualification and suffering adverse tax consequences. As a result, CMFT may be required to liquidate assets from its portfolio or not make otherwise attractive investments in order to maintain its qualification as a REIT. These actions could have the effect of reducing CMFT’s income and amounts available for distribution to CMFT stockholders.

The foregoing requirements could cause CMFT to distribute amounts that otherwise would be spent on real estate assets and it is possible that CMFT might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these dividends or make taxable stock dividends. Although CMFT intends to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on CMFT’s earnings, it is possible that CMFT might not always be able to do so.

CMFT’s mezzanine loans may not qualify as real estate assets and could adversely affect CMFT’s status as a REIT.

CMFT has invested and may continue to invest in mezzanine loans, for which the IRS has provided a safe harbor, but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, the

IRS will treat the mezzanine loan as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. To the extent that any mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans may not be real estate assets and could adversely affect CMFT’s qualification as a REIT.

Complying with REIT requirements may limit CMFT’s ability to hedge CMFT’s liabilities effectively and may cause CMFT to incur tax liabilities.

The REIT provisions of the Code may limit CMFT’s ability to hedge CMFT’s liabilities. Any income from a hedging transaction CMFT enters into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets or to offset certain other positions, if properly identified under applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that CMFT enters into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of one or both of the gross income tests. As a result of these rules, CMFT may need to limit its use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of CMFT’s hedging activities because CMFT’s TRSs would be subject to tax on gains or expose CMFT to greater risks associated with changes in interest rates than it would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

Investments outside the United States could present additional complications to CMFT’s ability to satisfy the REIT qualification requirements and may subject CMFT to additional taxes.

Operating in functional currencies other than the U.S. dollar and in environments in which real estate transactions are customarily structured differently than they are in the U.S. or are subject to different legal rules may complicate CMFT’s ability to structure non-U.S. investments in a manner that enables CMFT to satisfy the REIT qualification requirements. In addition, non-U.S. investments may subject CMFT to various non-U.S. tax liabilities, including withholding taxes.

CMFT’s property taxes could increase due to property tax rate changes or reassessment, which would impact CMFT’s cash flows.

Even if CMFT continues to qualify as a REIT for U.S. federal income tax purposes, CMFT will be required to pay some state and local taxes on CMFT’s properties. The real property taxes on CMFT’s properties may increase as property tax rates change or as CMFT’s properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes CMFT pays in the future may increase substantially. If the property taxes CMFT pays increase and if any such increase is not reimbursable under the terms of CMFT’s lease, then CMFT’s cash flows will be negatively impacted, which in turn could have a material adverse effect on its business, financial condition, results of operations, cash flows or CMFT’s ability to satisfy its debt service obligations or to maintain its level of distributions on CMFT Common Stock.

The share transfer and ownership restrictions applicable to REITs and contained in the CMFT Charter may inhibit market activity in its shares of stock and restrict CMFT’s business combination opportunities.

In order to continue to qualify as a REIT, five or fewer individuals, as defined in the Code, may not own, actually or constructively, more than 50% in value of CMFT’s issued and outstanding shares of stock at any time during the last half of each taxable year, other than the first year for which a REIT election is made. Attribution rules in the Code determine if any individual or entity actually or constructively owns CMFT’s shares of stock under this requirement. Additionally, at least 100 persons must beneficially own CMFT’s shares of stock during at least 335 days of a taxable year for each taxable year, other than the first year for which a REIT election is made. To help ensure that CMFT meets these tests, among other purposes, the CMFT Charter restricts the acquisition and ownership of CMFT’s shares of stock.

The CMFT Charter, with certain exceptions, authorizes CMFT’s directors to take such actions as are necessary and desirable to preserve CMFT’s qualification as a REIT. Unless exempted by the CMFT Board, for so long as CMFT continues to qualify as a REIT, the CMFT Charter prohibits, among other limitations on ownership and transfer of shares of CMFT’s stock, any person from beneficially or constructively owning (applying certain attribution rules under the Code) more than 9.8% in value of the aggregate of CMFT’s outstanding shares of stock and more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of CMFT’s shares of stock. The CMFT Board, in its sole discretion and upon receipt of certain representations and undertakings, may exempt a person (prospectively or retrospectively) from the ownership limits. However, the CMFT Board may not, among other limitations, grant an exemption from these ownership restrictions to any proposed transferee whose ownership, direct or indirect, in excess of the 9.8% ownership limit would result in the termination of CMFT’s qualification as a REIT. These restrictions on transferability and ownership will not apply, however, if the CMFT Board determines that it is no longer in CMFT’s best interest to continue to qualify as a REIT or that compliance with the restrictions is no longer required in order for CMFT to continue to so qualify as a REIT.

These ownership limits could delay or prevent a transaction or a change in control that might involve a premium price for CMFT Common Stock or otherwise be in the best interest of CMFT stockholders.

If CMFT elects to treat one or more of its subsidiaries as a TRS, such subsidiaries will be subject to corporate-level taxes, and CMFT’s dealings with CMFT’s TRSs may be subject to a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will be subject to applicable U.S. federal, state, local and foreign income tax on its taxable income, including corporate income tax on the TRS’s income, and is, as a result, less tax efficient than with respect to income CMFT earns directly. The after-tax net income of CMFT’s TRSs would be available for distribution to CMFT. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT, including gross income from operations pursuant to management contracts. In addition, the rules, which are applicable to CMFT as a REIT, as described in the preceding risk factors, also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. For example, to the extent that the rent paid by one of CMFT’s TRSs exceeds an arm’s-length rental amount, such amount would be potentially subject to a 100% excise tax. While CMFT intends that all transactions between CMFT and its TRSs would be conducted on an arm’s-length basis, and therefore, any amounts paid by its TRSs to CMFT would not be subject to the excise tax, no assurance can be given that the IRS would not disagree with such conclusion and levy an excise tax on such transactions.

CMFT’s investments in construction loans require it to make estimates about the fair value of land improvements that may be challenged by the IRS.

CMFT has invested, and may continue to invest, in construction loans, the interest from which is qualifying income for purposes of the REIT income tests, provided certain requirements are met and, in the case of the 75% gross income test, the loan is treated as adequately secured by real property. There can be no assurance that the IRS would not challenge CMFT’s estimate of the loan value of the real property.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus (including the Annexes) includes certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on expectations, estimates and projections about the industry and markets in which CCIT III and CMFT operate and beliefs of, and assumptions made by, CCI III Management and CMFT Management, and involve uncertainties that could significantly affect the financial results of CCIT III, CMFT or the Combined Company. Statements can generally be identified as forward-looking because they include words such as “may,” “will,” “would,” “could,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and words of similar meaning. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the Mergers, including future financial and operating results, and the Combined Company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that CCIT III and CMFT expect or anticipate will occur in the future—including statements regarding future financial condition, results of operations, and business—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although CCIT III and CMFT believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, CCIT III and CMFT can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to:

•

the satisfaction or waiver of conditions to the CCIT III Merger set forth in the CCIT III Merger Agreement, including the approval by CCIT III stockholders of the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal;

•	the risk that the CCIT III Merger or other transactions contemplated by the CCIT III Merger Agreement, or the CCPT V Merger, may not be completed in the expected time frame or at all;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the CCIT III Merger Agreement;

•	the availability of, and ability of the Combined Company to engage in, suitable investment or disposition opportunities;

•	the ability of the Combined Company to achieve the expected cost synergies or to engage in any liquidity event or public offering;

•	the ability of the Combined Company to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations;

•

the impact of the COVID-19 pandemic on the operations and financial condition of CMFT and CCIT III and, with respect to the Fully Combined Company CCPT V, and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants;

•

general financial and economic conditions, including prevailing interest rates and the availability of financing and capital, which may be affected by government responses to the COVID-19 pandemic; and

•

those additional risks and factors discussed in reports filed with the SEC, by CCIT III and CMFT from time to time, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

Should one or more of the risks or uncertainties described above or elsewhere in this proxy statement/prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus. All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CCIT III, CMFT or persons acting on their behalf may issue. Except as required by law, neither CCIT III nor CMFT undertakes any obligation to update any forward-looking statements appearing in this proxy statement/prospectus, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

PARTIES TO THE CCIT III MERGER

CIM Real Estate Finance Trust, Inc.

Set forth below is a description of the business of CMFT. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to CMFT and its consolidated subsidiaries.

Description of CMFT’s Business

CMFT is a public, non-traded REIT that was formed as a Maryland corporation on July 27, 2010, that elected to be taxed, and currently qualifies, as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2012. CMFT owns and operates a diversified portfolio of core commercial real estate assets primarily consisting of net leased properties located throughout the United States. In April 2019, CMFT announced its intention to pursue a more diversified investment strategy across the capital structure by balancing its existing core of commercial real estate assets leased to creditworthy tenants under long-term net leases with a portfolio of commercial mortgage loans and other real estate-related credit investments that it would originate, acquire, finance and manage in which CMFT’s Sponsor and its affiliates have expertise.

Substantially all of CMFT’s business is conducted through CMFT OP, a Delaware limited partnership, of which CMFT is the sole general partner and owns, directly or indirectly, 100% of the partnership interests.

CMFT is externally managed by CMFT Management, which is an affiliate of CIM. CIM is a community-focused real estate and infrastructure owner, operator, developer and lender with multi-disciplinary expertise, including in acquisitions, management, development, leasing, research and capital markets. CIM is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; New York, New York; Chicago, Illinois; Phoenix, Arizona; Orlando, Florida; Tokyo, Japan; and Atlanta, Georgia.

CMFT has no paid employees and relies upon CMFT Management pursuant to the CMFT Management Agreement, as well as its affiliates, including CCO Capital, CREI Advisors and the Investment Advisor, to provide substantially all of CMFT’s day-to-day management. CMFT Management, CCO Capital and CREI Advisors are owned directly or indirectly by CCO Group. CCO Group serves as CMFT’s sponsor and as the sponsor to CCIT II, CCIT III, CCPT V and CIM Income NAV.

On December 6, 2019, CMFT Securities, a wholly owned subsidiary of CMFT, entered into an investment advisory and management agreement (the “Investment Advisory and Management Agreement”) with our Investment Advisor. CMFT Securities was formed for the purpose of holding any investments in securities made by us. The Investment Advisor, a wholly owned subsidiary of CIM, is registered as an investment advisor with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Pursuant to the Investment Advisory and Management Agreement, the Investment Advisor manages the day-to-day business affairs of CMFT Securities and its investments in corporate credit and real estate-related securities, subject to the supervision of the CMFT Board. The Investment Advisory and Management Agreement will continue for a term of three years and will be deemed renewed automatically each year thereafter for an additional one-year period unless otherwise terminated pursuant to the Investment Advisory and Management Agreement.

In addition, on December 6, 2019, the Investment Advisor entered into a sub-advisory agreement (the “Sub-Advisory Agreement”) with the Sub-Advisor, to act as an investment sub-advisor to CMFT Securities. The Sub-Advisor is registered as an investment adviser under the Advisers Act and is an affiliate of the Investment Advisor. The Sub-Advisor is responsible for providing investment management services with respect to the corporate credit-related securities held by CMFT Securities.

On January 26, 2012, CMFT commenced its initial public offering on a “best efforts” basis of up to a maximum of $2.975 billion in shares of CMFT Common Stock (the “CMFT Offering”). CMFT ceased issuing shares in the

CMFT Offering on April 4, 2014. At the completion of the CMFT Offering, a total of approximately 297.4 million shares of CMFT Common Stock had been issued, including approximately 292.3 million shares of CMFT Common Stock sold to the public pursuant to the primary portion of the CMFT Offering and approximately 5.1 million shares of CMFT Common Stock issued pursuant to CMFT’s distribution reinvestment portion of the CMFT Offering. The remaining approximately 404,000 unsold shares from the CMFT Offering were deregistered.

In December 2013, CMFT registered $247.0 million of shares of CMFT Common Stock in its initial offering under the CMFT DRIP. CMFT ceased issuing shares under its initial CMFT DRIP offering as of June 30, 2016. At the completion of such initial CMFT DRIP offering, a total of approximately $241.7 million of shares of CMFT Common Stock had been issued, and the remaining $5.3 million of unsold shares from such offering were deregistered.

In August 2016, CMFT registered an additional $600.0 million of shares of CMFT Common Stock in a second CMFT DRIP offering. CMFT began to issue shares under such second CMFT DRIP offering on August 2, 2016. On August 30, 2020, in connection with the Mergers, the CMFT Board approved the suspension of the second CMFT DRIP offering and, therefore, further distributions will be paid in cash to all stockholders unless and until such offering is reinstated.

The CMFT Board establishes an updated estimated NAV per share of CMFT Common Stock on at least an annual basis for purposes of assisting broker-dealers that participated in the CMFT Offering in meeting their customer account reporting obligations under FINRA Rule 2231. Distributions are reinvested in shares of CMFT Common Stock under the CMFT DRIP at the estimated NAV per share as determined by the CMFT Board. Additionally, the estimated NAV per share as determined by the CMFT Board serves as the NAV per share for purposes of CMFT’s share redemption program. On August 11, 2020, the CMFT Board established an updated estimated NAV per share of CMFT Common Stock, using a valuation date of June 30, 2020, of $7.31 per share. Commencing on August 14, 2020, distributions were reinvested in shares of CMFT Common Stock under the CMFT DRIP at a price of $7.31 per share until such program was suspended effective August 30, 2020 in connection with the pendency of the Mergers. The CMFT Board previously established a NAV per share as of August 31, 2015, September 30, 2016, December 31, 2016, December 31, 2017, December 31, 2018, December 31, 2019 and March 31, 2020. CMFT’s estimated NAVs per share are not audited or reviewed by its independent registered public accounting firm. Although CMFT published an estimated NAV per share in respect of each of the first and second quarters of 2020 in response to the uncertainty regarding the impact of the COVID-19 pandemic, CMFT intends to return to its historical practice of publishing an updated estimated NAV per share on an annual basis.

Real Estate Portfolio

As of June 30, 2020, CMFT owned 381 properties, comprising 18.1 million rentable square feet of commercial space located in 42 states, and CMFT’s loan portfolio consisted of 143 loans with a net book value of $598.4 million. As of June 30, 2020, CMFT had certain geographic concentrations in its property holdings. In particular, as of June 30, 2020, approximately 12% and 10% of CMFT’s 2020 annualized rental income was derived from tenants in California and Georgia, respectively. In addition, CMFT had tenants in the sporting goods, home and garden and discount store industries, which comprised approximately 14%, 12% and 10% of CMFT’s 2020 annualized income as of June 30, 2020.

The following tables show the property statistics of CMFT’s real estate assets as of June 30, 2020.

As of June 30, 2020
Number of commercial properties	381
Rentable square feet (in thousands) (1)	18,120
Percentage of rentable square feet leased	94.6%
Percentage of investment-grade tenants (2)	37.4%

(1)	Includes square feet of buildings on land parcels subject to ground leases.
(2)

Investment-grade tenants are those with a credit rating of BBB- or higher by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) or a credit rating of Baa3 or higher by Moody’s Investor Service, Inc. (“Moody’s”). The ratings may reflect those assigned by Standard & Poor’s or Moody’s to the lease guarantor or the parent company, as applicable. The weighted average credit rating is weighted based on annualized rental income and is for only those tenants rated by Standard & Poor’s.

	As of June 30, 2020
Location	Total Number of Properties	Rentable Square Feet (in thousands) (1)	Annualized Rental Income (in thousands)	Annualized Rental Income per Square Foot (1)	Percentage of Annualized Rental Income
California	49	909	$26,058	$28.7	11.6%
Georgia	21	1,925	22,324	11.6	10.0%
Ohio	29	1,593	16,937	10.6	7.6%
Illinois	14	1,022	12,345	12.1	5.5%
Texas	33	889	11,891	13.4	5.3%
Alabama	19	924	11,583	12.5	5.2%
North Carolina	20	971	11,396	11.7	5.1%
Indiana	15	939	11,274	12.0	5.0%
Florida	27	965	10,859	11.3	4.8%
Wisconsin	12	779	10,413	13.4	4.6%
Other	142	7,204	78,884	11.0	35.2%

	381	18,120	$223,964	$12.4	100.0%

(1)	Includes square feet of the buildings on land parcels subject to ground leases.

The following table shows the property type diversification of CMFT’s real estate portfolio, based on annualized rental income, as of June 30, 2020:

	As of June 30, 2020
Property Type	Total Number of Properties	Rentable Square Feet (in thousands) (1)	Annualized Rental Income (in thousands)	Annualized Rental Income per Square Foot (1)	Percentage of Annualized Rental Income
Retail	325	8,463	$113,948	$13.5	50.9%
Anchored shopping centers	53	8,039	101,605	12.6	45.4%
Industrial	3	1,618	8,411	5.2	3.8%

	381	18,120	$223,964	$12.4	100%

(1)	Includes square feet of the buildings on land parcels subject to ground leases.

During the six months ended June 30, 2020, CMFT identified certain tenants where collection was no longer considered probable. For these tenants, CMFT made the determination to record revenue on a cash basis and wrote off total outstanding receivables of $6.9 million for the six months ended June 30, 2020, which included $908,000 of straight-line rental income and $1.0 million related to certain tenant reimbursements that were written off during the six months ended June 30, 2020.

Investment Strategy and Objectives

Our primary investment objectives are to:

•

diversify our investments and capital structure by balancing our existing core portfolio of necessity commercial real estate assets, net leased under long-term leases to creditworthy tenants and which provide current operating cash flows, with real estate related credit investments, including commercial real estate mortgage loans and other real estate related debt and securities investments in which our Sponsor and its affiliates have expertise;

•	Generate competitive risk-adjusted returns for our stockholders over time and provide stable, current income to stockholders through the payment of cash distributions; and

•	Provide the opportunity to participate in capital appreciation in the value of our investments.

We cannot assure stockholders that we will achieve any of these objectives or that the value of our assets will not decrease.

Historically, we have primarily acquired core commercial real estate assets principally consisting of necessity retail properties located throughout the United States. We use the term “core” to describe existing properties currently operating and generating income that are leased to creditworthy tenants under long-term net leases and are strategically located throughout the United States. Necessity retail properties are properties leased to retail tenants that attract consumers for everyday needs, such as pharmacies, home improvement stores, national superstores, restaurants and regional retailers. In April 2019, we announced our intention to pursue a more diversified investment strategy across the capital structure by balancing our existing portfolio of core commercial real estate assets with our future investments in a portfolio of commercial mortgage loans and other real estate-related credit investments that we would originate, acquire, finance and manage in which our Sponsor and its affiliates have expertise.

In order to execute on this strategy, we expect, subject to market conditions, to sell a substantial portion of our anchored shopping centers and certain single tenant properties and redeploy the proceeds from those sales into the origination, participation in, and acquisition of our targeted credit investments and/or net lease assets. Assuming the successful repositioning of our portfolio, we then expect to seek liquidity for our stockholders, which may include pursuing a listing of CMFT Common Stock on a national securities exchange. We expect to adapt our investment strategy over time in order to respond to evolving market conditions and to capitalize on investment opportunities that may arise at different points in the economic and real estate investment cycle.

Investment Guidelines

CMFT Management and our Investment Advisor are required to manage our business in accordance with certain investment guidelines that were adopted by the valuation, compensation and affiliate transactions committee of the CMFT Board, which include:

•	not making investments that would cause us to fail to qualify as a REIT under the Code;

•	not making any investment that would cause us or any of our subsidiaries to be regulated as an investment company under the Investment Company Act;

•

our manager seeking to invest our capital in a broad range of investments in or relating to real property and real estate-related credit assets and our Investment Advisor seeking to invest in real estate and corporate credit-related securities;

•

prior to the deployment or redeployment of capital, permitting the manager or our Investment Advisor to cause the capital to be invested in short-term investments in money market funds, bank accounts, overnight repurchase agreements with primary federal reserve bank dealers collateralized by direct U.S. government obligations, and other instruments and investments reasonably determined to be of high quality;

•

not permitting more than 25% of consolidated equity, as defined in the CMFT Management Agreement, to be invested in any individual investment without approval of a majority of the CMFT Board or a duly constituted committee thereof; and

•	requiring any investment in excess of 10% of consolidated equity, as defined in the CMFT Management Agreement, to be approved by the CMFT Board or a duly constituted committee thereof.

Types of Investments—Commercial Real Estate Related Credit Investments

Our investment strategy includes acquiring and originating credit investments, including commercial mortgage loans, mezzanine loans, preferred equity, and other loans and securities related to commercial real estate assets, as well as corporate loan opportunities that are consistent with our investment strategy and objectives:

Commercial Mortgage Loans. We will invest in, acquire or originate loans secured by a first mortgage lien on commercial properties providing mortgage financing to commercial property developers or owners. These loans will generally have maturity dates ranging from three to ten years and bear interest at a fixed or floating rate, though they are more likely going to be floating rate and have a shorter-duration term. The loans will likely require interest only payments and if these loans do provide for some amortization, they will typically require, in any event, a balloon payment of principal at maturity. These investments may include whole loan participations and/or pari passu participations within such loans.

Mezzanine Loans. We also expect to invest in or originate loans made to commercial property owners that are secured by pledges of the borrower’s ownership interests in the property and/or the property owner, subordinate to whole mortgage loans secured by a first lien on the property. These mortgage loans are senior to the borrower’s equity in the property. These loans may be tranched into senior and junior mezzanine loans, with junior mezzanine loans secured by a pledge of the equity interests in the more junior mezzanine borrower. Mezzanine lenders typically have different, and at times more limited, rights compared to more senior lenders, including, following a default on the senior loan, the right, for a period of time, to cure defaults under the senior loan and any senior mezzanine loan and purchase the senior loan and any senior mezzanine loan. Subject to the terms negotiated with, and the rights of, the senior lenders, mezzanine lenders typically have the right to foreclose on their equity interest and become the direct or indirect owner of the property.

Other Real Estate Related Debt Instruments. We will opportunistically invest in or originate other commercial real estate-related debt instruments such as subordinated mortgage interests, preferred equity, note financing, unsecured loans to owners and operators of real estate assets, and secured real estate securities such as CMBS and commercial real estate collateralized loan obligations (“CRE CLOs”).

Corporate Loans. We may also invest in or originate certain syndicated corporate loans, often but not necessarily of real estate operating or finance companies.

We will evaluate our credit investment opportunities to ensure that they are in compliance with our investment guidelines, do not cause us to lose our qualification as a REIT under the Code or cause us or any of our subsidiaries to be an investment company under the Investment Company Act.

In evaluating prospective loan or other credit investments, CMFT Management will consider factors such as the following:

•	the condition and use of the collateral securing the loan;

•	current and projected cash flows of the collateral securing the loan;

•	expected levels of rental and occupancy rates of the property securing the loan;

•	the potential for increased expenses and capital expense requirements;

•	the loan to value ratio of the investment;

•	the debt service coverage ratio of the investment;

•	the degree of liquidity of the investment;

•	the quality, experience and creditworthiness of the borrower;

•	general economic conditions in the area where the collateral is located;

•	the strength and structure and loan covenants; and

•	other factors that CMFT Management believes are relevant.

Because the factors considered, including the specific weight we place on each factor, will vary for each prospective investment, we do not, and are not able to, assign a specific weight or level of importance to any particular factor.

Outside of our investment guidelines, we do not have any policies directing the portion of our assets that may be invested in any particular asset type. However, we recognize that certain types of loans, such as mezzanine loans, are subject to more risk than others, such as loans secured by first deeds of trust or first priority mortgages on income-producing, fee-simple properties. CMFT Management will evaluate the risk associated with a loan when evaluating its decision to invest, and in determining the rate of interest on the loan.

Our credit investments may be subject to regulation by federal, state and local authorities and subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including among other things, regulating credit granting activities, establishing maximum interest rates and finance charges, requiring disclosures to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. In addition, certain states have enacted legislation requiring the licensing of mortgage bankers or other lenders and these requirements may affect our ability to effectuate our proposed investments in loans. Commencement of operations in these or other jurisdictions may be dependent upon a finding of our financial responsibility, character and fitness. We may determine not to make loans in any jurisdiction in which the regulatory authority determines that we have not complied in all material respects with applicable requirements.

Types of Investments—Commercial Real Estate Property Investments

We have acquired, and may continue to acquire, income-producing necessity retail properties that are primarily single-tenant properties, which are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States. We consider necessity retail properties to be properties leased to retail tenants that attract consumers for everyday needs, such as pharmacies, home improvement stores, national superstores, restaurants and regional retailers. Our portfolio also includes anchored shopping centers, which are multi-tenant properties that are anchored by one or more large national, regional or local retailers.

We have acquired, and may continue to acquire, other income-producing properties, such as office and industrial properties, which may share certain core characteristics with our retail investments, such as a principal creditworthy tenant, a long-term net lease, and a strategic location.

Many of our properties are, and we anticipate that future properties will be, leased to tenants in the chain or franchise retail industry, including, but not limited to, convenience stores, drug stores and restaurant properties, as well as leased to large national retailers as stand-alone properties or as part of anchored shopping centers, which are anchored by national, regional and local retailers. CMFT Management monitors industry trends and identifies properties on our behalf that serve to provide a favorable return balanced with risk. Our management primarily targets regional or national name brand retail businesses with established track records. We generally intend to hold each property for a period in excess of five years.

By acquiring a large number of properties, we believe that lower than expected results of operations from one or a few investments will not necessarily preclude our ability to realize our investment objective of generating cash flows from our overall portfolio. Since we acquire properties that are geographically diverse, we expect to minimize the potential adverse impact of economic slowdowns or downturns in local markets.

To the extent feasible, we seek to achieve a well-balanced portfolio diversified by geographic location, age and lease maturities of the various properties. We pursue properties leased to tenants representing a variety of retail industries to avoid concentration in any one industry. We also are diversified between national, regional and local brands. We generally target properties with lease terms in excess of ten years. We have acquired and may continue to acquire properties with shorter lease terms if the property is in an attractive location, if the property is difficult to replace, or if the property has other significant favorable attributes. We expect that these acquisitions will provide long-term value by virtue of their size, location, quality and condition, and lease characteristics.

We expect, in most instances, to continue to acquire properties with existing double-net or triple-net leases. “Net” leases mean leases that typically require tenants to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, maintenance, insurance and building repairs related to the property, in addition to the lease payments. Triple-net leases typically require the tenant to pay all costs associated with a property (e.g., real estate taxes, insurance, maintenance and repairs, including roof, structure and parking lot). Double-net leases typically hold the landlord responsible for the capital expenditures for the roof and structure, while the tenant is responsible for all lease payments and remaining operating expenses associated with the property (e.g., real estate taxes, insurance and maintenance). We believe that properties under long-term triple-net and double-net leases offer a distinct investment advantage since these properties generally require less management and operating capital, have less recurring tenant turnover and, with respect to single-tenant properties, often offer superior locations that are less dependent on the financial stability of adjoining tenants. We expect that double-net and triple-net leases will help ensure the predictability and stability of our expenses, which we believe will result in greater predictability and stability of our cash distributions to stockholders. Not all of our properties are, or will be subject to, net leases. In respect of anchored shopping centers, we expect to continue to have a variety of lease arrangements with the tenants of these properties. We have acquired and may continue to acquire properties with tenants subject to “gross” leases. “Gross” leases means leases that typically require the tenant to pay a flat rental amount and we would pay for all property charges regularly incurred as a result of our owning the property. When spaces in a property become vacant, existing leases expire, or we acquire properties under development or requiring substantial refurbishment or renovation, we generally expect to enter into net leases.

There is no limitation on the number, size or type of properties that we may acquire, or on the percentage of net proceeds from our public securities offerings that may be used to acquire a single property. The number and mix of properties comprising our portfolio will depend upon real estate market conditions and other circumstances existing at the time we acquire properties, and the amount of capital we have available for acquisitions. We will not forgo acquiring a high-quality asset because it does not precisely fit our expected portfolio composition. See “—Other Possible Investments” below for a description of other types of real estate and real estate-related investments we may make.

We incur debt to acquire properties when CMFT Management determines that incurring such debt is in our best interests and in the best interests of our stockholders. In addition, from time to time, we have acquired and may continue to acquire some properties without financing and later incur mortgage debt secured by one or more of such properties if favorable financing terms are available. We use the proceeds from these loans to acquire additional properties. See “—Financing Strategy” below for a more detailed description of our borrowing intentions and limitations.

Underwriting Process

In evaluating potential property acquisitions consistent with our investment objectives, CMFT Management applies a well-established underwriting process to determine the creditworthiness of potential tenants. We consider a tenant to be creditworthy if we believe that the tenant has sufficient assets, cash flow generation and stability of operations to meet its obligations under the lease. Similarly, CMFT Management applies credit underwriting criteria to possible new tenants when we are leasing properties in our portfolio. Many of the tenants of our properties are, and we expect will continue to be, national or regional retail chains that are creditworthy entities having high net worth and operating income. CMFT Management’s underwriting process includes analyzing the financial data and other available information about the tenant, such as income statements, balance sheets, net worth, cash flows, business plans, data provided by industry credit rating services, and/or other information CMFT Management may deem relevant. Generally, these tenants must have a proven track record in order to meet the credit tests applied by CMFT Management. In addition, we may obtain guarantees of leases by the corporate parent of the tenant, in which case CMFT Management will analyze the creditworthiness of the corporate parent.

Acquisition Decisions

CMFT Management has substantial discretion with respect to the selection of our specific acquisitions, subject to our investment guidelines. In pursuing our investment objectives and making investment decisions on our behalf, CMFT Management evaluates the proposed terms of the acquisition against all aspects of the transaction, including the condition and financial performance of the asset, the terms of existing leases and the creditworthiness of the tenant, and property location and characteristics. Because the factors considered, including the specific weight we place on each factor, vary for each potential acquisition, we do not, and are not able to, assign a specific weight or level of importance to any particular factor.

CMFT Management procures and reviews an independent valuation estimate on each and every proposed acquisition. In addition, CMFT Management, to the extent such information is available, considers the following:

•	tenant rolls and tenant creditworthiness;

•	a property condition report;

•	unit level store performance;

•	property location, visibility and access;

•	age of the property, physical condition and curb appeal;

•	neighboring property uses;

•	local market conditions including vacancy rates and market rents;

•	area demographics, including trade area population and average household income;

•	neighborhood growth patterns and economic conditions;

•	presence of nearby properties that may positively or negatively impact store sales at the subject property; and

•

lease terms, including length of lease term, scope of landlord responsibilities, presence and frequency of contractual rental increases, renewal option provisions, exclusive and permitted use provisions, co-tenancy requirements and termination options.

CMFT Management also reviews the terms of each existing lease by considering various factors, including:

•	rent escalations;

•	remaining lease term;

•	renewal option terms;

•	tenant purchase options;

•	termination options;

•	scope of the landlord’s maintenance, repair and replacement requirements;

•	projected net cash flow yield; and

•	projected internal rates of return.

The CMFT Board has adopted a policy to prohibit acquisitions from affiliates of CMFT Management unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction determine that the transaction is fair and reasonable to us and certain other conditions are met.

Ownership Structure

Our investments in real estate generally take the form of holding fee title or a long-term leasehold estate. We have acquired, and expect to continue to acquire, such interests either directly through our operating partnership or indirectly through limited liability companies, limited partnerships or other entities owned and/or controlled by our operating partnership. We may acquire properties by acquiring the entity that holds the desired properties. We also may acquire properties through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with third parties, including the developers of the properties or affiliates of CMFT Management.

Joint Venture Investments

We may enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements with affiliated entities of CMFT Management, including other real estate programs sponsored by affiliates of CMFT Management, and other third parties for the acquisition, development or improvement of properties or the acquisition of other real estate-related investments. We may also enter into such arrangements with real estate developers, owners and other unaffiliated third parties for the purpose of developing, owning and operating real properties. In determining whether to invest in a particular joint venture, CMFT Management will evaluate the underlying real property or other real estate-related investment using the same criteria described above in “—Investment Guidelines” for the selection of our real property investments. CMFT Management also will evaluate the joint venture or co-ownership partner and the proposed terms of the joint venture or a co-ownership arrangement.

Our general policy is to invest in joint ventures only when we will have an option or contract to purchase, or a right of first refusal to purchase, the property held by the joint venture or the co-venturer’s interest in the joint venture if the co-venturer elects to sell such interest. In the event that the co-venturer elects to sell all or a portion of the interests held in any such joint venture; however, we may not have sufficient funds to exercise our right of first refusal to buy the other co-venturer’s interest in the joint venture. In the event that any joint venture with an affiliated entity holds interests in more than one asset, the interest in each such asset may be specially allocated between us and the joint venture partner based upon the respective proportion of funds deemed invested by each co-venturer in each such asset.

Environmental Matters

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the presence and release of hazardous substances and the remediation of contamination associated with disposals. State and federal laws in this area are constantly evolving, and we intend to take commercially reasonable steps to protect ourselves from the impact of these laws.

We generally will not purchase any property unless and until we also obtain what is generally referred to as a “Phase I” environmental site assessment and are generally satisfied with the environmental status of the property. However, we may purchase a property without obtaining such assessment if CMFT Management determines the assessment is not necessary because there is an existing recent Phase I site assessment. A Phase I environmental site assessment basically consists of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property interviewing the key site manager and/or property owner, contacting local governmental agency personnel and performing an environmental regulatory database search in an attempt to determine any known environmental concerns in, and in the immediate vicinity of, the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, ground water or building materials from the property and may not reveal all environmental hazards on a property.

In the event the Phase I site assessment uncovers potential environmental problems with a property, CMFT Management will determine whether we will pursue the investment opportunity and whether we will have a “Phase II” environmental site assessment performed. The factors we may consider in determining whether to conduct a Phase II site assessment include, but are not limited to, (i) the types of operations conducted on the property and surrounding property, (ii) the time, duration and materials used during such operations, (iii) the waste handling practices of any tenants or property owners, (iv) the potential for hazardous substances to be released into the environment, (v) any history of environmental law violations on the subject property and surrounding property, (vi) any documented environmental releases, (vii) any observations from the consultant that conducted the Phase I environmental site assessment, and (viii) whether any party (i.e. surrounding property owners, prior owners or tenants) may be responsible for addressing the environmental conditions. We will determine whether to conduct a Phase II environmental site assessment on a case by case basis.

We expect that some of the properties that we acquire may contain, at the time of our investment, or may have contained prior to our investment, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Some of our potential properties may be adjacent to or near other properties that have contained or then currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of our potential properties may be on or adjacent to or near other properties upon which others, including former owners or tenants of our properties, have engaged, or may in the future engage, in activities that may release petroleum products or other hazardous or toxic substances.

From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions where we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield a superior risk-adjusted return. In such an instance, we will estimate the costs of environmental investigation, clean-up and monitoring in determining the purchase price. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

Legal Matters

In the ordinary course of business, we may become subject to litigation or claims. We are not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which our properties are the subject.

Financing Strategy

CMFT Management believes that utilizing borrowings to make investments is consistent with our investment objective of maximizing the return to stockholders. By operating on a leveraged basis, we have more funds available for acquiring properties. This allows us to make more investments than would otherwise be possible, potentially resulting in a more diversified portfolio.

The amount of leverage we use is determined by our manager, taking into account a variety of factors, which may include the anticipated liquidity and price volatility of target assets in our investment portfolio, the potential for losses and extension risk in our investment portfolio, the gap between the duration of assets and liabilities, including hedges, the availability and cost of financing the assets, the creditworthiness of our financing counterparties, the health of the global economy and commercial and residential mortgage markets, the outlook for the level, slope, and volatility of interest rate movement, the credit quality of our target assets and the type of collateral underlying such target assets. In utilizing leverage, we seek to enhance equity returns while limiting interest rate exposure. We will seek to match the tenor, currency, and indices of our assets and liabilities, including in certain instances through the use of derivatives. We will also seek to limit the risks associated with recourse borrowing.

As of December 31, 2019, our ratio of debt to total gross assets net of gross intangible lease liabilities was 46.3% (32.9% including adjustments to debt for cash and cash equivalents), and our ratio of debt to the fair market value of our gross assets was 45.3%.

Subject to maintaining our qualification as a REIT, from time to time, we engage in hedging transactions that seek to mitigate the effects of fluctuations in interest rates or currencies on our cash flows. These hedging transactions could take a variety of forms, including interest rate or currency swaps or cap agreements, options, futures contracts, forward rate or currency agreements or similar financial instruments.

Our ability to increase our diversification through borrowing may be adversely impacted if banks and other lending institutions reduce the amount of funds available for borrowing. When interest rates are high or financing is otherwise unavailable on a timely basis, our ability to make additional investments will be restricted and we may not be able to adequately diversify our portfolio.

Real Estate Dispositions

We generally intend to hold each property we acquire for an extended period, generally in excess of five years. Holding periods for other real estate-related assets may vary. Circumstances might arise that could cause us to determine to sell an asset before the end of the expected holding period if we believe the sale of the asset would be in the best interests of our stockholders. The determination of whether a particular asset should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, current tenant rolls and tenant creditworthiness, whether we could apply the proceeds from the sale of the asset to acquire other assets, whether disposition of the asset would increase cash flows, and whether the sale of the asset would be a prohibited transaction under the Code or otherwise impact our status as a REIT for federal income tax purposes. During the year ended December 31, 2019, we sold 497 properties for an aggregate gross sales price of $1.65 billion, resulting in net proceeds of $1.40 billion and a gain of $180.7 million.

Investment Limitations to Avoid Registration as an Investment Company

We intend to conduct our operations, and the operations of our operating partnership, and any other subsidiaries, so that no such entity meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:

•	pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding the 40% test. “Investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire a diversified portfolio of income-producing real estate assets; however, our portfolio may include, to a much lesser extent, other real estate-related investments. We also may acquire real estate assets through investments in joint venture entities, including joint venture entities in which we may not own a controlling interest. We anticipate that our assets generally will continue to be held in wholly and majority-owned subsidiaries of CMFT, each formed to hold a particular asset. We intend to monitor our operations and our assets on an ongoing basis in order to ensure that neither we, nor any of our subsidiaries, meet the definition of “investment company” under Section 3(a)(1) of the Investment Company Act.

We believe that neither we nor our operating partnership will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because neither of these entities will engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we, through our operating partnership, will be primarily engaged in non-investment company businesses related to real estate. Consequently, we expect that we and our operating partnership will be able to conduct our respective operations such that neither entity will be required to register as an investment company under the Investment Company Act.

In addition, because we are organized as a holding company that will conduct its business primarily through our operating partnership, which in turn is a holding company that will conduct its business through its subsidiaries, we intend to conduct our operations, and the operations of our operating partnership and any other subsidiary, so that we will not meet the 40% test under Section 3(a)(1)(C) of the Investment Company Act.

To avoid meeting the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. Similarly, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy. In addition, a change in the value of any of our assets could negatively affect our ability to avoid being required to register as an investment company. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan.

Change in Investment Policies

Generally, the CMFT Board may revise our investment policies without the concurrence of our stockholders.

Distribution Policy

We expect that, from time to time, we will pay distributions in excess of our cash flows from operations as defined by GAAP. As a result, the amount of distributions paid at any time may not be an indicator of the current performance of our properties or current operating cash flows.

Distributions to stockholders are characterized for federal income tax purposes as ordinary income, capital gains, non-taxable return of capital or a combination of the three. Distributions that exceed our current or accumulated earnings and profits typically constitute a return of capital for tax purposes and reduce the stockholders’ basis in our common shares. We will annually notify stockholders of the taxability of distributions paid during the preceding year.

Prior to April 1, 2020, the CMFT Board historically authorized distributions to its stockholders on a quarterly basis that accrued daily to our stockholders of record as of the close of business on each day and were payable in cumulative amounts monthly in arrears. The CMFT Board authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount
April 14, 2012	December 31, 2012	$0.001707848
January 1, 2013	December 31, 2015	$0.001712523
January 1, 2016	December 31, 2016	$0.001706776
January 1, 2017	December 31, 2019	$0.001711452
January 1, 2020	March 31, 2020	$0.001706776

Given the impact of the COVID-19 pandemic, the CMFT Board has decided to make a determination as to the amount and timing of distributions on a monthly, instead of quarterly, basis until such time that the CMFT Board has greater visibility into the impact that the COVID-19 pandemic will have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy. There can be no assurance that the CMFT Board will continue to authorize such distributions at such amount or frequency, if at all.

After April 1, 2020, the CMFT Board has authorized the following monthly distribution amounts per share for the periods indicated below:

Record Date	Monthly Distribution Amount
April 30, 2020	$0.0130
May 31, 2020	$0.0130
June 30, 2020	$0.0161
July 30, 2020	$0.0304
August 28, 2020	$0.0303
September 29, 2020	$0.0303
October 29, 2020	$0.0303

The following table presents our distributions and sources of distributions for the periods indicated below (dollar amounts in thousands):

	Six Months Ended June 30,
	2020			2019
	Amount		Percent	Amount	Percent
Distributions paid in cash	$44,150		61%	$54,663	56%
Distributions reinvested	28,774		39%	42,320	44%

Total distributions	$72,924		100%	$96,983	100%

Sources of distributions:
Net cash provided by operating activities (1) (2)	$46,853		64%	$96,983	100%
Proceeds from the issuance of common stock	8,308	(3)	11%	—	—%
Proceeds from the issuance of debt	17,763	(4)	25%	—	—%

Total sources	$72,924		100%	96,983	100%

(1)	Net cash provided by operating activities for the six months ended June 30, 2020 and 2019 was $37.2 million and $84.1 million, respectively.

(2)

Our distributions covered by cash flows from operating activities for the six months ended June 30, 2020 and 2019 include cash flows from operating activities in excess of distributions from prior periods of $9.6 million and $12.9 million, respectively.

(3)

In accordance with GAAP, certain real estate acquisition-related fees and expenses, such as expenses and fees incurred in connection with property acquisitions accounted for as business combinations, are expensed, and therefore reduce net cash flows from operating activities. Therefore, for consistency, proceeds from the issuance of CMFT Common Stock used as a source of distributions for the six months ended June 30, 2020 include the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities in those prior periods.

(4)	Net proceeds on CMFT’s unsecured credit facility, repurchase facility and mortgage notes payable for the six months ended June 30, 2020 were $102.2 million.

Although we intend to continue to pay regular distributions, our results of operations, our general financial condition, general economic conditions, or other factors may inhibit us from doing so. Distributions are authorized at the discretion of the CMFT Board, and are based on many factors, including current and expected cash flow from operations, as well as the obligation that we comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the offering;

•	our operating and interest expenses, including fees and expenses paid to CMFT Management;

•	the ability of tenants to meet their obligations under the leases associated with our properties;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates when renewing or replacing current leases;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares;

•	the amount of cash used to redeem shares under our share redemption program; and

•	financings and refinancings.

We must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding any net capital gains, in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of operating cash flows that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, could require us to borrow funds from third parties on a short-term basis, issue new securities or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash. In addition, such distributions may constitute a return of capital.

Employees

We have no direct employees. The employees of CMFT Management and its affiliates provide services to us related to acquisitions and dispositions, property management, asset management, financing, accounting, stockholder relations and administration. The employees of CCO Capital, the dealer manager for the CMFT Offering, provided wholesale brokerage services during the CMFT Offering.

Competition

As we purchase properties, we are in competition with other potential buyers for the same properties and may have to pay more to purchase the property than if there were no other potential acquirors or we may have to locate another property that meets our acquisition criteria. Regarding the leasing efforts of our owned properties, the leasing of real estate is highly competitive in the current market, and we may continue to experience competition for tenants from owners and managers of competing projects. As a result, we may have to provide free rent, incur charges for tenant improvements, or offer other inducements, or we might not be able to timely lease the space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we may also be in competition with sellers of similar properties to locate suitable purchasers for our properties.

Similarly, in our lending and investing activities, we compete for opportunities with a variety of institutional lenders and investors, including other REITs, specialty finance companies, public and private, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Several other REITs and other investment vehicles have raised significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for lending and investment opportunities. Some competitors may have a lower cost of funds and access to funding sources, such as the U.S. government, that are not available to us. Many of our competitors are not subject to the operating constraints associated with REIT compliance or maintenance of an exclusion from regulation under the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of loans and investments, offer more attractive pricing or other terms and establish more relationships than us. Furthermore, competition for originations of and investments in our target assets may lead to the yields of such assets decreasing, which may further limit our ability to generate satisfactory returns.

Compensation of Executive Officers

We have no employees. Our executive officers, including our principal financial officer, do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers.

Certain of our executive officers are also officers of CMFT Management and/or its affiliates, and are compensated by these entities, in part, for their services to us. We pay fees to such entities under the CMFT Management Agreement and dealer manager agreement. We also reimburse CMFT Management for its provision of administrative services, including related personnel costs, subject to certain limitations.

Compensation of Directors

Directors who are also officers or employees of CMFT, CMFT Management or their affiliates do not receive any special or additional remuneration for service on the CMFT Board or any of its committees. We pay to each of our independent directors a retainer of $90,000 per year, plus an additional annual retainer for each committee on which a director serves equal to $25,000 for the committee chair and $15,000 for other members of the committee. Each director’s aggregate annual board compensation will be paid 75% in cash (in four quarterly installments) and 25% will be paid in the form of an annual grant of restricted shares of CMFT Common Stock based on the then-current NAV per share at the time of grant pursuant to the CMFT Equity Plan. Restricted stock grants issued pursuant to the CMFT Equity Plan will generally vest one year from the date of the grant. In addition, all directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the CMFT Board.

Director Compensation Table

The following table sets forth certain information with respect to our director compensation during the fiscal year ended December 31, 2019:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total Compensation ($)
T. Patrick Duncan	$108,750	$36,250	$—	$—	$145,000
Alicia K. Harrison	$97,500	$32,500	$—	$—	$130,000
Lawrence S. Jones	$97,500	$32,500	$—	$—	$130,000
W. Brian Kretzmer	$90,000	$30,000	$—	$—	$120,000
Howard A. Silver (1)	$21,575	$7,192	$—	$—	$28,767
Richard S. Ressler	$—	$—	$—	$—	$—
Avraham Shemesh	$—	$—	$—	$—	$—
Elaine Y. Wong (1)	$—	$—	$—	$—	$—

(1)	Mr. Silver and Ms. Wong were elected as members of the CMFT Board effective October 15, 2019.
(2)

Represents the grant date fair value of the restricted shares of CMFT Common Stock issued pursuant to the CMFT Equity Plan, for purposes of Accounting Standards Codification Topic 718, Compensation-Stock Compensation. Each of the independent directors received a grant of restricted shares of CMFT Common Stock in October 2019 (in the case of Messrs. Duncan, Jones and Kretzmer and Ms. Harrison) or November 2019 (in the case of Mr. Silver), which shares will vest approximately one year from the date of grant. The grant date fair value of the restricted shares is based on the estimated NAV per share of CMFT Common Stock on the respective grant date, which, in both cases, was $8.65.

Long Term Incentive Plan Awards to Independent Directors

In August 2018, in connection with the approval and implementation of a revised compensation structure of our independent directors, the CMFT Board approved the CMFT Equity Plan, under which 400,000 shares of CMFT Common Stock were reserved for issuance and share awards of approximately 368,000 were available for future grant as of December 31, 2019. Under the CMFT Equity Plan, the CMFT Board or a committee designated by the CMFT Board has the authority to grant restricted stock awards or deferred stock awards to non-employee directors of CMFT. The CMFT Board or committee also has the authority to determine the terms of any award granted pursuant to the CMFT Equity Plan, including vesting schedules, restrictions and acceleration of any restrictions. The purpose of the CMFT Equity Plan is to help the CMFT: (1) align the interests of the non-employee directors compensated under the CMFT Equity Plan with CMFT’s stockholders; and (2) to promote ownership of CMFT’s equity. Pursuant to the CMFT Equity Plan, we may award restricted stock or deferred stock units.

In October 2019 (in the case of Messrs. Duncan, Jones and Kretzmer and Ms. Harrison) and November 2019 (in the case of Mr. Silver), CMFT granted awards of approximately 3,700 restricted shares to each of the independent members of the CMFT Board (approximately 18,500 restricted shares in aggregate) under the CMFT Equity Plan, representing 25% of each independent director’s annual aggregate board compensation for the twelve month period beginning October 2019 (the “2019 Restricted Stock Awards”). The 2019 Restricted Stock Awards will vest on October 1, 2020, approximately one year from the date of grant.

The term of the CMFT Equity Plan is ten years. The CMFT Board may amend or terminate the CMFT Equity Plan at any time prior to the end of its ten year term, provided that the CMFT Equity Plan will remain in effect until all awards made pursuant to the CMFT Equity Plan have been satisfied or terminated in accordance with the CMFT Equity Plan. Upon a change of control, including the dissolution, liquidation, reorganization, merger or consolidation with one or more entities as a result of which we are not the surviving corporation, or upon a sale of all or substantially all of our assets, the CMFT Board or a committee thereof may make provisions for any awards not assumed or substituted pursuant to the agreement effectuating the change of control, including (1) accelerating the vesting period of unvested awards, or (2) canceling any non-vested award or other awards in which the fair market value of the shares subject to the award is zero, in each case in accordance with and pursuant to the terms of the applicable award agreement and the CMFT Equity Plan.

In the event that our valuation, compensation and affiliate transactions committee determines that any distribution, recapitalization, stock split, reorganization, merger, liquidation, dissolution or sale, transfer, exchange or other disposition of all or substantially all of our assets, or other similar corporate transaction or event, affects the stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the CMFT Equity Plan or with respect to an award, then the valuation, compensation and affiliate transactions committee will, in such manner as it may deem equitable, adjust the number and kind of shares or the exercise price with respect to any award.

Special Committee

The CMFT Special Committee was formed for the purpose of reviewing, considering, investigating, evaluating, proposing and, if deemed appropriate by the CMFT Special Committee, negotiating possible mergers with each of CCIT II, CCIT III and CCPT V and, among other matters, determining whether the Mergers are fair and in the best interests of CMFT and its stockholders. The members of the CMFT Special Committee are Messrs. Duncan, Jones, Kretzmer and Silver and Ms. Harrison, with Mr. Duncan serving as the chairman of the CMFT Special Committee.

Each member of the CMFT Special Committee (other than the chairman) is entitled to receive $36,000 in the aggregate in consideration for his or her service on the CMFT Special Committee, and the chairman of the CMFT Special Committee is entitled to receive $54,000 in the aggregate for consideration for his service on the CMFT Special Committee and as chairman, which compensation, in each case, was paid in July 2020.

Compensation Committee Interlocks and Insider Participation

The valuation, compensation and affiliate transactions committee consists only of our independent directors. In addition, we do not separately compensate our executive officers. Therefore, none of our executive officers participated in any deliberations regarding executive compensation.

During the fiscal year ended December 31, 2019, both of our executive officers served as executive officers (and, in the case of Mr. Ressler, as a director) of other externally managed companies sponsored by our Sponsor. In addition, Mr. Shemesh serves as an executive officer and director of other externally managed companies sponsored by our sponsor. Like us, such companies have a valuation, compensation and affiliate transactions committee consisting of their independent directors, and they do not separately compensate their executive officers.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of October 13, 2020 regarding the beneficial ownership of CMFT Common Stock by each person known by us to own 5% or more of the outstanding shares of CMFT Common Stock, each of our directors, each of our named executive officers and our directors and named executive officers as a group. Unless otherwise noted, each person named in the table has sole voting power and sole investment power. The percentage of beneficial ownership is calculated based on 309,427,537.146 shares of CMFT Common Stock outstanding as of October 13, 2020, which were held by approximately 58,296 stockholders of record.

Name of Beneficial Owner (1)	Number of Shares of CMFT Common Stock Beneficially Owned (2)	Percentage
Richard S. Ressler (3)	20,000.000	*
T. Patrick Duncan (4)	13,018.441	*
Alicia K. Harrison (5)	12,277.178	*
Lawrence S. Jones (6)	12,277.178	*
W. Brian Kretzmer (7)	11,332.777	*
Avraham Shemesh (3)	20,000.000	*
Howard A. Silver (8)	7,563.598	*
Elaine Y. Wong	—	—
Nathan D. DeBacker	—	—
All executive officers and directors as a group (9 persons)	76,469.172	*

*	Represents less than 1% of the outstanding CMFT Common Stock.
(1)	The address of each beneficial owner listed is c/o CIM Real Estate Finance Trust, Inc., 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016.
(2)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group which may be exercised within 60 days following October 13, 2020.

(3)

The reported shares are owned directly by CMFT Management, of which Mr. Ressler serves as Vice President and Mr. Shemesh serves as President and Treasurer. Each of Mr. Ressler and Mr. Shemesh may be deemed to beneficially own the shares owned by CMFT Management because of their positions with CIM, which is the sole common equity member of CCO Group, LLC, which owns and controls CMFT Management.

(4)	Includes 4,958.960 restricted shares of CMFT Common Stock issued under the CMFT Equity Plan in connection with Mr. Duncan’s service as a member of the CMFT Board.
(5)	Includes 4,445.964 restricted shares of CMFT Common Stock issued under the CMFT Equity Plan in connection with Ms. Harrison’s service as a member of the CMFT Board.
(6)	Includes 4,445.964 restricted shares of CMFT Common Stock issued under the CMFT Equity Plan in connection with Mr. Jones’s service as a member of the CMFT Board.
(7)	Includes 4,103.967 restricted shares of CMFT Common Stock issued under the CMFT Equity Plan in connection with Mr. Kretzmer’s service as a member of the CMFT Board.
(8)	Includes 4,103.967 restricted shares of CMFT Common Stock issued under the CMFT Equity Plan in connection with Mr. Silver’s service as a member of the CMFT Board.

Other than Messrs. Kretzmer, Ressler, Shemesh and Silver, as described in “Parties to the CCIT III Merger—Cole Office & Industrial REIT (CCIT III), Inc.—Security Ownership of Certain Beneficial Owners,” no director or executive officer of CMFT beneficially owns any shares of CCIT III Common Stock or will otherwise be entitled to receive any merger consideration in connection with the CCIT III Merger. As a result, the number of shares of CMFT Common Stock beneficially owned by the directors of CMFT (other than Messrs. Kretzmer, Ressler, Shemesh and Silver), individually or in the aggregate, will not change by virtue of the CCIT III Merger;

however, their percentage ownership of the issued and outstanding CMFT Common Stock will decline as a result of the issuance of shares to CCIT III stockholders.

Certain Transactions with Related Persons

The following describes all transactions during the six months ended June 30, 2020 and the year ended December 31, 2019, and currently proposed transactions, involving us, our directors, CMFT Management, the Sponsor and any affiliate thereof. Our independent directors are specifically charged with and have examined the fairness of such transactions to our stockholders, and have determined that all such transactions are fair and reasonable to us.

Management Agreement

We are party to the CMFT Management Agreement whereby CMFT Management manages our day-to-day operations and identifies and makes investments on our behalf. In return, we pay to CMFT Management a management fee (the “Management Fee”), payable quarterly in arrears, equal to the greater of (a) $250,000 per annum ($62,500 per quarter) and (b) 1.50% per annum (0.375% per quarter) of CMFT’s Equity (as defined in the CMFT Management Agreement). Prior to August 20, 2019, the advisory fees payable under our prior advisory agreement with CMFT Management dated January 24, 2012 (the “Prior Agreement”) were based upon our monthly average invested assets, in the following amounts: (1) an annualized rate of 0.75% paid on our average invested assets between $0 and $2.0 billion; (2) an annualized rate of 0.70% paid on our average invested assets between $2.0 billion and $4.0 billion; and (3) an annualized rate of 0.65% paid on our average invested assets over $4.0 billion. Management and advisory fees for the year ended December 31, 2019 totaled $37.2 million, and management fees for the six months ended June 30, 2020 totaled $22.5 million. We also reimburse CMFT Management for expenses incurred in connection with the provision of services pursuant to both the CMFT Management Agreement and the Prior Agreement. Such expense reimbursements for the year ended December 31, 2019 and the six months ended June 30, 2020 totaled $5.1 million and $2.0 million, respectively.

Our manager is also entitled to receive Incentive Compensation (as defined in the CMFT Management Agreement), payable with respect to each quarter, which is generally equal to the excess of (a) the product of (i) 20% and (ii) the excess of (A) Core Earnings (as defined in the CMFT Management Agreement) of CMFT for the previous 12-month period, over (B) the product of (1) CMFT’s Consolidated Equity (as defined in the CMFT Management Agreement) in the previous 12-month period, and (2) 7% per annum, over (b) the sum of any Incentive Compensation paid to our manager with respect to the first three calendar quarters of such previous 12-month period (or such lesser number of completed calendar quarters preceding the applicable period, if applicable). No Incentive Compensation was payable during the year ended December 31, 2019 or the six months ended June 30, 2020.

Under the terms of the Prior Agreement, prior to August 20, 2019, we were required to pay to CMFT Management performance fees based on a percentage of proceeds or stock value upon our sale of assets or the listing of CMFT Common Stock on a national securities exchange, but only if, in the case of our sale of assets, our investors have received a return of their net capital invested and an 8.0% annual cumulative, non-compounded return or, in the case of the listing of CMFT Common Stock, the market value of CMFT Common Stock plus the distributions paid to our investors exceeds the sum of the total amount of capital raised from investors plus the amount of distributions necessary to generate an 8.0% annual cumulative, non-compounded return to investors. In the event of a sale of our assets, after investors have received a return of their net capital invested and an 8.0% annual cumulative, non-compounded return, then we would pay to CMFT Management 15.0% of remaining net sale proceeds. Upon listing CMFT Common Stock on a national securities exchange, we would pay to CMFT Management a fee equal to 15.0% of the amount, if any, by which (1) the market value of our outstanding stock plus distributions paid by us prior to listing, exceeds (2) the sum of the total amount of capital raised from investors and the amount of distributions necessary to generate an 8.0% annual cumulative, non-compounded return to investors. No performance fees were incurred related to any such events during the year ended December 31, 2019 or the six months ended June 30, 2020.

Under the terms of the Prior Agreement, prior to August 20, 2019, we also paid to CMFT Management or its affiliates acquisition fees of up to 2.0% of (i) the contract purchase price of each property or asset that we acquired, (ii) the amount paid in respect of the development, construction or improvement of each asset we acquired, (iii) the purchase price of any loan we acquired, and (iv) the principal amount of any loan we originated. Such payments for the year ended December 31, 2019 totaled $1.4 million. In addition, we reimbursed CMFT Management or its affiliates for acquisition expenses incurred in the process of acquiring each property or in the origination or acquisition of a loan, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of the CMFT Board, including a majority of our independent directors, as commercially competitive, fair and reasonable to CMFT. Such expense reimbursements for the year ended December 31, 2019 totaled $748,000. Additionally, under the Prior Agreement, for substantial assistance in connection with the sale of one or more properties (or our entire portfolio), we paid CMFT Management or its affiliates a disposition fee (“Disposition Fees”) in an amount equal to up to one-half of the real estate or brokerage commission paid by us to third parties on the sale of such property, not to exceed 1.0% of the contract price of the property sold; provided, however, in no event would the total disposition fee paid to CMFT Management, its affiliates and unaffiliated third parties exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price. Disposition Fees paid for the year ended December 31, 2019 totaled $4.0 million. Under the terms of the CMFT Management Agreement, our manager is no longer entitled to receive acquisition fees, reimbursement of acquisition expenses, or Disposition Fees; provided, however, that for CMFT’s properties under contract to be sold or specifically identified in a broker agreement as being marketed for sale as of the effective date of the CMFT Management Agreement, our manager may be entitled to receive a Disposition Fee in accordance with the terms of the Prior Agreement. During the six months ended June 30, 2020, our manager received acquisition fees and expense reimbursements and Disposition Fees of approximately $332,000 and $341,000, respectively.

The CMFT Management Agreement has a term expiring August 20, 2022, and is deemed renewed automatically each year thereafter for an additional one-year period unless CMFT provides 180 days’ written notice to CMFT Management after the affirmative vote of 2/3 of our independent directors. If the CMFT Management Agreement is terminated without cause, CMFT Management is entitled to receive a termination fee equal to three times the sum of (a) the average annual Management Fee and (b) the average annual Incentive Compensation during the 24-month period prior to the termination.

Richard S. Ressler, our chief executive officer and president and the chairman of the CMFT Board, is a vice president of CMFT Management. Additionally, Mr. Shemesh, a director, and Mr. DeBacker, our chief financial officer and treasurer, are officers of CMFT Management.

Investment Advisory and Management Agreement

On December 6, 2019, our wholly owned subsidiary, CMFT Securities, entered into the Investment Advisory and Management Agreement with the Investment Advisor. CMFT Securities was formed for the purpose of holding any securities investments made by us. The Investment Advisor, a wholly owned subsidiary of CIM, is registered as an investment advisor with the SEC under the Advisers Act. Pursuant to the Investment Advisory and Management Agreement, the Investment Advisor will manage the day-to-day business affairs of CMFT Securities and its investments in corporate credit and real estate-related securities (collectively, the “Managed Assets”), subject to the supervision of the CMFT Board.

Pursuant to the Investment Advisory and Management Agreement, our Investment Advisor receives an investment advisory fee (the “Investment Advisory Fee”), payable quarterly in arrears, equal to 1.50% per annum (0.375% per quarter) of CMFT Securities’ Equity (as defined in the Investment Advisory and Management Agreement). Because the securities and corporate credit assets that are managed by our Investment Advisor are excluded from the calculation of Management Fees payable by CMFT to CMFT Management under the CMFT Management Agreement, the total management and advisory fees payable by us to our external advisors are not increased as a result of entering into the Investment Advisory and Management Agreement. In addition, the

Investment Advisor is eligible to receive incentive compensation, as described below. In the event that Incentive Compensation is earned and payable with respect to any quarter under the CMFT Management Agreement, our manager will calculate the portion of the Incentive Compensation that was attributable to the assets managed by our Investment Advisor and payable to the Investment Advisor (the “Securities Manager Incentive Compensation”). Pursuant to the Investment Advisory and Management Agreement, CMFT Securities will reimburse the Investment Advisor for costs and expenses incurred by the Investment Advisor on its behalf. During the year ended December 31, 2019, no Investment Advisory Fees were paid and no costs and expenses were reimbursed to the Investment Advisor. During the six months ended June 30, 2020, Investment Advisory Fees totaled $1.8 million.

The Investment Advisory and Management Agreement will continue for a term of three years and will be deemed renewed automatically each year thereafter for an additional one-year period unless CMFT Securities provides 180 days’ written notice to the Investment Advisor after the affirmative vote of 2/3 of our independent directors, or if the Investment Advisor provides 180 days’ written notice to CMFT Securities. If the Investment Advisory and Management Agreement is terminated without cause by CMFT Securities, the Investment Advisor is entitled to receive a termination fee equal to three times the sum of (a) the average annual Investment Advisory Fee and (b) the average annual Securities Manager Incentive Compensation during the 24-month period prior to the termination. CMFT Securities is not required to pay the termination fee if the Investment Advisor terminates the Investment Advisory and Management Agreement, or if the Investment Advisory and Management Agreement is terminated for cause.

Sub-Advisory Agreement

On December 6, 2019, the Investment Advisor entered into the Sub-Advisory Agreement with the Sub-Advisor to act as an investment sub-advisor to CMFT Securities. The Sub-Advisor is registered as an investment adviser under the Advisers Act and is an affiliate of the Investment Advisor. The Sub-Advisor is responsible for providing investment management services with respect to the corporate credit-related securities held by CMFT Securities. On a quarterly basis, the Investment Advisor will designate 50% of the sum of the Investment Advisory Fee and Securities Manager Incentive Compensation payable to the Investment Advisor, as described above, as sub-advisory fees (“Sub-Advisory Fees”). The Sub-Advisory Fees are paid ratably, as determined pursuant to the Sub-Advisory Agreement, to the Sub-Advisor and any other sub-advisers, if any, that provide services to CMFT Securities. Either party may terminate the Sub-Advisory Agreement with 30 days’ prior written notice to the other party.

Avraham Shemesh, a director, is an officer of the Investment Advisor. Richard S. Ressler, our chief executive officer and president and the chairman of the CMFT Board, is the co-founder and principal owner of the Sub-Advisor.

Amendment to Amended and Restated Agreement of Limited Partnership

On August 15, 2019, CMFT and CMFT Management entered into the First Amendment to the Amended and Restated Agreement of Limited Partnership of CMFT OP (the “CMFT Amended Operating Partnership Agreement”) to change the name of CMFT OP to CIM Real Estate Finance Operating Partnership, LP. CMFT is the sole general partner of CMFT OP.

Currently Proposed Transactions

Other than as described above, there are no currently proposed material transactions with related persons other than those covered by the terms of the agreements described above.

The CMFT Board’s Role in Risk Oversight

The CMFT Board oversees our stockholders’ interest in the long-term health and the overall success of CMFT and its financial strength. The CMFT Board is actively involved in overseeing risk management for CMFT. It does so, in part, through its oversight of our property acquisitions and assumptions of debt, as well as its oversight of CMFT’s executive officers and our manager. In particular, the CMFT Board is responsible for evaluating the performance of CMFT Management, and may decline to renew the CMFT Management Agreement with our external manager upon the affirmative vote of two-thirds of the independent directors that (1) there has been unsatisfactory performance by CMFT Management that is materially detrimental to CMFT or (2) the management fees payable to CMFT Management are not fair.

In addition, the audit committee is responsible for assisting the CMFT Board in overseeing CMFT’s management of risks related to financial reporting. The audit committee has general responsibility for overseeing the accounting and financial processes of CMFT, including oversight of the integrity of CMFT’s financial statements, CMFT’s compliance with legal and regulatory requirements and the adequacy of CMFT’s internal control over financial reporting. In addition, we have adopted policies and procedures with respect to complaints related to accounting, internal accounting controls or auditing matters, which enables anonymous and confidential submission of complaints that the audit committee is required to discuss with management. Further, in connection with the annual audit of CMFT’s financial statements, the audit committee conducts a detailed review with CMFT’s independent auditors of the accounting policies used by CMFT and its financial statement presentation.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our market risk arises primarily from interest rate risk relating to variable rate borrowings. To meet our short and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to manage our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not intend to hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

Interest Rate Risk

As of June 30, 2020, we had variable rate debt of $394.3 million, excluding any debt subject to interest rate swap agreements, and therefore, we are exposed to interest rate changes in the London Interbank Offered Rate (“LIBOR”). As of June 30, 2020, an increase or decrease of 50 basis points in interest rates would result in an increase or decrease in interest expense of $2.0 million per year.

As of June 30, 2020, we had three interest rate swap agreements outstanding, which mature on various dates from March 2021 through July 2021, with an aggregate notional amount of $865.3 million and an aggregate fair value of the net derivative liability of $11.2 million. The fair value of these interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of June 30, 2020, an increase of 50 basis points in interest rates would result in a change of $3.0 million to the fair value of the net derivative liability, resulting in a net derivative liability of $8.2 million. A decrease of 50 basis points in interest rates would result in a $3.0 million change to the fair value of the net derivative liability, resulting in a net derivative liability of $14.2 million.

As the information presented above includes only those exposures that existed as of June 30, 2020, it does not consider exposures or positions arising after that date. The information presented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.

These amounts were determined by considering the impact of hypothetical interest rate changes on our borrowing costs and assume no other changes in our capital structure.

In July 2017, the Financial Conduct Authority (the “FCA”) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative to U.S. dollar LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

We have interest rate swap agreements maturing on various dates from March 2021 through July 2021, as further discussed above, that are indexed to LIBOR. As such, we are monitoring and evaluating the related risks, which include interest on loans or amounts received and paid on derivative instruments. These risks arise in connection with transitioning contracts to a new alternative rate, including any resulting value transfer that may occur. The value of loans, or derivative instruments tied to LIBOR could also be impacted if LIBOR is limited or discontinued. For some instruments, the method of transitioning to an alternative rate may be challenging, as they may require negotiation with the respective counterparty.

If a contract is not transitioned to an alternative rate and LIBOR is discontinued, the impact on our contracts is likely to vary by contract. If LIBOR is discontinued or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness may be adversely affected.

While we expect LIBOR to be available in substantially its current form until the end of 2021, it is possible that LIBOR will become unavailable prior to that point. This could result, for example, if sufficient banks decline to make submissions to the LIBOR administrator. In that case, the risks associated with the transition to an alternative reference rate will be accelerated and magnified.

Credit Risk

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We are subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, states or industries could result in a material reduction of our cash flows or material losses to us.

The factors considered in determining the credit risk of our tenants include, but are not limited to: payment history; credit status and change in status (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. We believe that the credit risk of our portfolio is reduced by the high quality of our existing tenant base, reviews of prospective tenants’ risk profiles prior to lease execution and consistent monitoring of our portfolio to identify potential problem tenants and mitigation options.

Code of Business Conduct and Ethics

The CMFT Board has adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers (the “CMFT Code of Business Conduct and Ethics”) that is applicable to our principal executive officer, principal financial officer and principal accounting officer. The policy may be located on our sponsor’s website at www.cimgroup.com/investment-strategies/individual/managed-reit-corporate-governance by clicking on “CMFT.”

If, in the future, we amend, modify or waive a provision in the CMFT Code of Business Conduct and Ethics, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by posting such information on our sponsor’s website as necessary.

Conflicts of Interest and Allocation of Investment Opportunities

We are subject to various conflicts of interest arising out of our relationship with CMFT Management and its affiliates, including conflicts related to the arrangements pursuant to which we will compensate CMFT Management and its affiliates.

Affiliates of CMFT Management act as advisors to CCPT V, CCIT III, CCIT II and/or CIM Income NAV, all of which are public, non-traded REITs sponsored by our sponsor, CCO Group. All of these programs primarily focus on the acquisition and management of commercial properties subject to long-term net leases to creditworthy tenants and have acquired or may acquire assets similar to ours. CCPT V, like us, focuses primarily on the retail sector, while CCIT III and CCIT II focus primarily on the office and industrial sectors and CIM Income NAV focuses primarily on commercial properties in the retail, office and industrial sectors. Nevertheless, the investment strategy used by each REIT would permit them to acquire certain properties that may also be suitable for our portfolio.

Allocation of Investment Opportunities

Acquisition opportunities will be allocated among the real estate programs sponsored by CCO Group pursuant to an asset allocation policy adopted by the CMFT Board. In the event that an acquisition opportunity has been identified that may be suitable for one or more of the other programs sponsored by CCO Group, and for which more than one of such entities has sufficient uninvested funds, then an allocation committee, which is comprised of employees of CIM, CCO Group or their respective affiliates (the “CMFT Allocation Committee”), will examine the following factors, among others, in determining the entity for which the acquisition opportunity is most appropriate:

•	the investment objective of each entity;

•	the anticipated operating cash flows of each entity and the cash requirements of each entity;

•	the effect of the acquisition both on diversification of each entity’s investments by type of property, geographic area and tenant concentration;

•	the amount of funds available to each program and the length of time such funds have been available to deploy;

•	the policy of each entity relating to leverage of properties;

•	the income tax effects of the purchase to each entity; and

•	the size of the investment.

If, in the judgment of the CMFT Allocation Committee, the acquisition opportunity may be equally appropriate for more than one program, then the entity that has had the longest period of time elapse since it was allocated an acquisition opportunity of a similar size and type (e.g., office, industrial or retail properties) will be allocated such acquisition opportunity.

If a subsequent development, such as a delay in the closing of the acquisition or a delay in the construction of a property, causes any such acquisition opportunity, in the opinion of the CMFT Allocation Committee, to be more appropriate for an entity other than the entity that committed to make the acquisition opportunity, the CMFT Allocation Committee may determine that another program sponsored by CCO Group will be allocated the acquisition opportunity. In the event that our targeted asset types or investment objectives and criteria cause acquisition opportunities that are suitable for programs sponsored by affiliates of CIM other than CCO Group, our manager will utilize an allocation method similar to the one described above for programs sponsored by CCO Group, or will otherwise ensure that a reasonable method of allocation be adopted with respect to such investment opportunities and fairly apply them to us. The CMFT Board has a duty to ensure that the method used for the allocation of the acquisition of properties by other programs sponsored by CCO Group seeking to acquire similar types of properties is applied fairly to us.

We may enter into certain transactions with CMFT Management or its affiliates, including other real estate programs sponsored by CCO Group, which are subject to inherent conflicts of interest and our policy that prohibits acquisitions from affiliates of CMFT Management unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction determine that the transaction is fair and reasonable to us and certain other conditions are met. Similarly, joint ventures involving affiliates of CMFT Management also give rise to conflicts of interest. In addition, the CMFT Board may encounter conflicts of interest in enforcing our rights against any affiliate of CMFT Management in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and CMFT Management, any of its affiliates or another real estate program sponsored by CCO Group.

Director Independence

Under the listing standards of either the New York Stock Exchange (the “NYSE”) and the Nasdaq Global Market (“Nasdaq”), upon a listing of CMFT Common Stock, at least a majority of CMFT’s directors would be required to qualify as “independent” as affirmatively determined by the CMFT Board. Although our shares are not listed for trading on the NYSE or Nasdaq, after review of all relevant transactions or relationships between each director, or any of his or her family members, and CMFT, our senior management and our independent registered public accounting firm, the CMFT Board has determined that Messrs. Jones, Duncan, Kretzmer and Silver and Ms. Harrison, who comprise a majority of the CMFT Board, meet the current independence and qualifications requirements of the NYSE and Nasdaq.

Thor III Merger Sub, LLC

Merger Sub is a Maryland limited liability company and an indirect, wholly owned subsidiary of CMFT formed solely for the purpose of entering into the CCIT III Merger Agreement and effecting the CCIT III Merger. Upon completion of the CCIT III Merger, CCIT III will be merged with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of CMFT. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the CCIT III Merger Agreement.

Cole Office & Industrial REIT (CCIT III), Inc.

Set forth below is a description of the business of CCIT III. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to CCIT III and its consolidated subsidiaries. Certain statements regarding CCIT III’s future operations and its plans for future business may not be applicable to the extent the CCIT III Merger is completed.

Description of CCIT III’s Business

CCIT III is a public, non-traded REIT that was formed as a Maryland corporation on May 22, 2014, that elected to be taxed, and currently qualifies, as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2017. CCIT III generally acquires and operates commercial real estate assets, primarily consisting of single-tenant, income-producing necessity office and industrial properties, which are leased to creditworthy tenants under long-term leases.

Substantially all of CCIT III’s business is conducted through CCI III OP, a Delaware limited partnership, of which CCIT III is the sole general partner and owns, directly or indirectly, 100% of the partnership interests.

CCIT III is externally managed by CCI III Management, which is an affiliate of CIM. CIM is a community-focused real estate and infrastructure owner, operator, developer and lender with multi-disciplinary expertise, including in acquisitions, management, development, leasing, research and capital markets. CIM is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; New York, New York; Chicago, Illinois; Phoenix, Arizona; Orlando, Florida; Tokyo, Japan; and Atlanta, Georgia.

CCIT III has no employees and relies upon CCI III Management to provide substantially all of CCIT III’s day-to-day management. CCI III Management is owned directly or indirectly by CCO Group, LLC. CCO Group serves as CCIT III’s sponsor and as the sponsor to CMFT, CCIT II, CCPT V and CIM Income NAV.

On September 22, 2016, CCIT III commenced its initial public offering (the “CCIT III IPO”) on a “best efforts” basis, offering up to a maximum of $3.5 billion in shares of CCIT III Common Stock. Pursuant to the CCIT III IPO, CCIT III offered up to $2.5 billion in shares of CCIT III Common Stock pursuant to the primary offering, consisting of two classes of shares: CCIT III Class A Common Stock at a price of $10.00 per share (up to $1.25 billion in shares) and CCIT III Class T Common Stock at a price of $9.57 per share (up to $1.25 billion in shares). Pursuant to the CCIT III IPO, CCIT III also offered up to $1.0 billion in shares of CCIT III Common Stock pursuant to a distribution reinvestment plan (the “CCIT DRIP”) at a purchase price during the CCIT III IPO equal to the per share primary offering price net of selling commissions and dealer manager fees, or $9.10 per share for both CCIT III Class A Common Stock and CCIT III Class T Common Stock.

Effective December 31, 2018, the primary portion of the CCIT III IPO was terminated, but CCIT III continued to issue CCIT III Class A Common Stock and CCIT III Class T Common Stock pursuant to the CCIT III DRIP portion of the CCIT III IPO. On March 28, 2019, CCIT III registered an aggregate of $4,300,000 of CCIT III Class A Common Stock and CCIT III Class T Common Stock pursuant to a Registration Statement on Form S-3 (Registration No. 333-230565) filed with the SEC, which was declared effective on April 5, 2019 (the “CCIT III DRIP Offering” and collectively with the CCIT III IPO, the “CCIT III Offerings”). As of April 30, 2019, CCIT III ceased issuing shares in the CCIT III IPO and had sold a total of $31.2 million of CCIT III Class A Common Stock and CCIT III Class T Common Stock pursuant to the CCIT III IPO, including $30.2 million ($23.3 million in CCIT III Class A Common Stock and $6.9 million in CCIT III Class T Common Stock) sold to the public pursuant to the primary portion of the CCIT III IPO and $1.0 million ($655,000 in CCIT III Class A Common Stock and $350,000 in CCIT III Class T Common Stock) sold pursuant to the CCIT III DRIP portion of the CCIT III IPO. The unsold CCIT III Class A Common Stock and CCIT III Class T Common Stock in the CCIT III IPO of $3.5 billion in the aggregate were subsequently deregistered. CCIT III began to issue CCIT III Class A Common Stock and CCIT III Class T Common Stock under the CCIT III DRIP Offering on May 1, 2019 and had continued to issue shares under the CCIT III DRIP Offering until, on August 30, 2020, the CCIT III Board suspended the CCIT III DRIP in connection with the entry of CCIT III into the CCIT III Merger Agreement.

The CCIT III Board establishes an updated estimated NAV per share of CCIT III Common Stock on at least an annual basis for purposes of assisting broker-dealers that participated in the CCIT III IPO in meeting their customer account reporting obligations under FINRA Rule 2231. Distributions are reinvested in shares of CCIT III Common Stock under the CCIT III DRIP Offering at the estimated NAV per share as determined by the CCIT III Board. Additionally, the estimated NAV per share as determined by the CCIT III Board serves as the NAV per share for the purposes of the share redemption program. On August 12, 2020, the CCIT III Board established an updated estimated NAV per share of CCIT III Class A Common Stock and CCIT III Class T Common Stock, using a valuation date of June 30, 2020, of $7.76 per share. Commencing on August 14, 2020, distributions were reinvested in shares of CCIT III Class A Common Stock and CCIT III Class T Common Stock under the CCIT III DRIP at a price of $7.76 per share until such program was suspended effective August 30, 2020 in connection with the pendency of the Mergers. The CCIT III Board previously established a NAV per share as of

February 13, 2019, December 31, 2019 and March 31, 2020. CCIT III’s estimated NAVs per share are not audited or reviewed by its independent registered public accounting firm. Although CCIT III published an estimated NAV per share in respect of each of the first and second quarters of 2020 in response to the uncertainty regarding the impact of the COVID-19 pandemic, CCIT III intends to return to its historical practice of publishing an updated estimated NAV per share on an annual basis.

Real Estate Portfolio

As of June 30, 2020, CCIT III owned two properties, comprising approximately 391,000 rentable square feet of income-producing necessity corporate office and industrial space located in two states, which were 100% leased and had a weighted average remaining lease term of 8.2 years.

Property Description	Date Acquired	Year Built/Renovated	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Siemens—Milford, OH	September 23, 2016	2012	$32,750,000	$655,000	7.50%	8.24%	100%
Enerpac—Columbus, WI	November 6, 2017	2014	16,500,000	330,000	7.18%	7.21%	100%

			$49,250,000	$985,000

(1)	Purchase price does not include acquisition related expenses.
(2)	Fees paid to sponsor are payments made to an affiliate of CCI III Management in connection with the property acquisition.
(3)

Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to CCI III Management or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple-net or double-net leases. Future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)

Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to CCI III Management or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple-net or double-net leases. Future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

Investment Strategy and Objectives

Our primary investment objectives are to:

•	acquire necessity office and industrial properties, net leased under long-term leases to creditworthy tenants, which provide current operating cash flows;

•	provide reasonably stable, current income for stockholders through the payment of cash distributions; and

•	provide the opportunity to participate in capital appreciation in the value of our investments.

We cannot assure CCIT III stockholders that we will attain these objectives or that the value of our assets will not decrease.

Acquisition and Investment Policies

The CCIT III Charter requires that our independent directors review our investment policies, described below, at least annually to determine that our policies are in the best interests of CCIT III stockholders. Except to the extent that investment policies and limitations are included in the CCIT III Charter, the CCIT III Board may revise our investment policies without the approval of CCIT III stockholders. Investment policies that are provided in the CCIT III Charter may only be amended by a vote of CCIT III stockholders holding a majority of our outstanding shares, unless the amendments do not adversely affect the rights, preferences and privileges of CCIT III stockholders.

Types of Investments

CCIT III primarily acquires single-tenant, income-producing necessity office and industrial properties, which are leased to creditworthy tenants under long-term net leases, strategically located throughout the United States. We consider necessity properties to be properties that are essential to the operation of the tenant’s business, typically due to one or more of the following factors:

•	difficulty of replacement or prohibitive cost to relocate;

•	sole or major location for its distribution or office operations;

•	proximity to its distribution, manufacturing, research facilities or customer base;

•	lower labor, transportation and/or operating costs;

•	more stable labor force;

•	optimal access to transportation networks that enable efficient distribution; and/or

•

significant amount of tenant-funded capital improvements, such as customized computer systems and information technology infrastructure, racking and sorting systems, and cooling or refrigeration systems.

For example, distribution facilities, warehouses, manufacturing plants and corporate or regional headquarters are often considered to be necessity properties if the properties are in strategic locations, are difficult to replace, or have other attributes, such as those mentioned above, that would make a tenant’s relocation difficult and/or costly. We believe that necessity properties provide a relatively greater level of stability than other property types because they typically involve long-term leases and experience relatively low tenant turnover. We also believe that, as a result of recent and ongoing business developments, such as the role of the internet in the distribution of products, globalization of importing and exporting products and consolidation of businesses requiring office buildings to accommodate a single tenant, there is, and we expect there will continue to be, increasing demand by commercial tenants for necessity office and industrial properties.

CCIT III targets for acquisition recently constructed, high quality industrial properties that are of necessity to a single principal tenant, subject to a long-term net lease, and used for purposes such as warehousing, distribution, light manufacturing, research and development, or industrial flex facilities. We also target recently constructed, high quality, low-, mid- or high-rise office buildings that are of necessity to a principal tenant, subject to a long-term net lease, and used for purposes such as a corporate, regional or product-specific headquarters. It is our present intention to hold substantially all of the properties that we acquire for a period of more than five years.

We expect that some of our office and industrial properties may be multi-tenant properties, anchored by one or more principal tenants, who are creditworthy and subject to long-term net leases. We expect that, from time to time, we may enter into corporate development projects, designed to construct an income-producing office or industrial property to serve one or more creditworthy tenants. Our goal is to acquire a portfolio of properties that are diversified by way of location and industry, in order to minimize the potential adverse impact of economic slow-downs or downturns in local markets or a specific industry.

There is no limitation on the number, size or type of properties that CCIT III may acquire, or on the percentage of net proceeds of the CCIT III Offerings that may be used to acquire a single property. The number and mix of properties comprising our portfolio will depend upon real estate market conditions and other circumstances existing at the time we acquire properties. We are not restricted to acquisitions of office and industrial properties. We will not forgo a high quality asset because it does not precisely fit our expected portfolio composition. See “—Other Possible Investments” below for a description of other types of real estate and real estate-related investments we may make.

CCIT III may incur debt to acquire properties if and when CCI III Management determines that incurring such debt is in our best interests and in the best interests of CCIT III stockholders. In addition, from time to time, CCIT III may acquire some properties without financing and later incur mortgage debt secured by one or more of such properties if favorable financing terms are available. We use the proceeds from these loans to acquire additional properties. See “—Borrowing Policies” below for a more detailed description of our borrowing intentions and limitations.

Real Estate Underwriting Process

In evaluating potential property acquisitions consistent with the investment objectives of CCIT III, CCI III Management applies a well-established underwriting process to determine the creditworthiness of potential tenants. We consider a tenant to be creditworthy if we believe that the tenant has sufficient assets, cash flow generation and stability of operations to meet its obligations under the lease. Similarly, CCI III Management applies credit underwriting criteria to possible new tenants when we are leasing properties in our portfolio. Many of the tenants of our properties will be creditworthy entities having high net worth and operating income. CCI III Management’s underwriting process includes analyzing the financial data and other available information about the tenant, such as income statements, balance sheets, net worth, cash flows, business plans, data provided by industry credit rating services, and/or other information CCI III Management may deem relevant. Generally, these tenants must have a proven track record in order to meet the credit tests applied by CCI III Management. In addition, we may obtain guarantees of leases by the corporate parent of the tenant, in which case CCI III Management will analyze the creditworthiness of the guarantor. In many instances, especially in sale-leaseback situations where we are acquiring a property from a company and simultaneously leasing it back to that same company under a long-term lease, we will meet with such company’s senior management to discuss such company’s business plan and strategy.

When using debt rating agencies, a tenant typically will be considered creditworthy when the tenant has an “investment grade” debt rating by Moody’s of Baa3 or better, a credit rating by Standard & Poor’s of BBB- or better, or its payments are guaranteed by a company with such rating. Changes in tenant credit ratings, coupled with future acquisition and disposition activity, may increase or decrease our concentration of creditworthy tenants in the future.

Moody’s ratings are opinions of future relative creditworthiness based on an evaluation of franchise value, financial statement analysis and management quality. The rating given to a debt obligation describes the level of risk associated with receiving full and timely payment of principal and interest on that specific debt obligation and how that risk compares with that of all other debt obligations. The rating, therefore, provides one measure of the ability of a company to generate cash in the future.

A Moody’s debt rating of Baa3, which is the lowest investment grade rating given by Moody’s, is assigned to companies which, in Moody’s opinion, have adequate financial security. However, certain protective elements may be lacking or may be unreliable over any given period of time. A Moody’s debt rating of AAA, which is the highest investment grade rating given by Moody’s, is assigned to companies that, in Moody’s opinion, have exceptional financial security. Thus, investment grade tenants will be judged by Moody’s to have at least adequate financial security, and will in some cases have exceptional financial security.

Standard & Poor’s assigns a credit rating to companies and to each issuance or class of debt issued by a rated company. A Standard & Poor’s credit rating of BBB-, which is the lowest investment grade rating given by Standard & Poor’s, is assigned to companies that, in Standard & Poor’s opinion, exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of a company to meet its financial commitments. A Standard & Poor’s credit rating of AAA+, which is the highest investment grade rating given by Standard & Poor’s, is assigned to companies that, in Standard & Poor’s opinion, have extremely strong capacities to meet their financial commitments. Thus, investment grade tenants will be judged by Standard & Poor’s to have at least adequate protection parameters, and will in some cases have extremely strong financial positions.

While we will utilize ratings by Moody’s and Standard & Poor’s as one factor in determining whether a tenant is creditworthy, CCI III Management also considers other factors in determining whether a tenant is creditworthy for the purpose of meeting our investment objectives. CCI III Management’s underwriting process considers information provided by third-party analytical services, such as Moody’s Credit Edge, along with CCI III Management’s own analysis of the financial condition of the tenant and/or the guarantor, the operating history of the property with the tenant, the tenant’s market share and track record within the tenant’s industry segment, the general health and outlook of the tenant’s industry segment, the strength of the tenant’s management team and the terms and length of the lease at the time of the acquisition. These factors may cause us to consider a prospective tenant to be creditworthy even if it does not have an investment grade rating.

Description of Leases

We expect, in most instances, to continue to acquire properties with existing double-net or triple-net leases. “Net” leases means leases that typically require tenants to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, maintenance, insurance and building repairs related to the property, in addition to the lease payments. Triple-net leases typically require the tenant to pay all costs associated with a property in addition to the base rent and percentage rent, if any (e.g., real estate taxes, insurance, maintenance and repairs, including capital expenditures for the roof and the building structure and parking lot). Double-net leases typically hold the landlord responsible for the capital expenditures for the roof and structure, while the tenant is responsible for all lease payments and remaining operating expenses associated with the property (e.g., real estate taxes, insurance and maintenance). We expect that double-net and triple-net leases will help ensure the predictability and stability of our expenses, which we believe will result in greater predictability and stability of our cash distributions to stockholders. Not all of our properties are, or will be subject to, net leases. Since each lease is an individually negotiated contract between two or more parties, each lease will have different obligations of both the landlord and tenant. Many large national tenants have standard lease forms that generally do not vary from property to property. We will have limited ability to revise the terms of leases to those tenants. We may acquire properties with tenants subject to “gross” leases. “Gross” leases means leases that typically require the tenant to pay a flat rental amount and we would pay for all property charges regularly incurred as a result of our owning the property. When spaces in a property become vacant, existing leases expire, or we acquire properties under development or requiring substantial refurbishment or renovation, we anticipate entering into net leases.

We generally expect to enter into long-term leases that have terms of ten years or more; however, certain leases may have a shorter term. We may acquire properties under which the lease term has partially expired. We also may acquire properties with shorter lease terms if the property is in an attractive location, if the property is difficult to replace, or if the property has other significant favorable real estate attributes. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Some of the leases also will contain provisions that increase the amount of base rent payable at points during the lease term. We expect that many of our leases will contain periodic rent increases. Generally, the leases require each tenant to procure, at its own expense, commercial general liability insurance, as well as property insurance covering the building for the full replacement value and naming the ownership entity and the lender, if applicable, as the additional insureds on the policy. Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to

CCI III Management on an annual basis. The insurance certificates will be tracked and reviewed for compliance by CCI III Management’s property and risk management departments. As a precautionary measure, we may obtain, to the extent available, secondary liability insurance, as well as loss of rents insurance that covers one year of annual rent in the event of a rental loss.

Some leases may require that we procure insurance for both commercial general liability and property damage; however, generally the premiums are fully reimbursable from the tenant. In such instances, the policy will list us as the named insured and the tenant as the additional insured.

We do not expect to permit leases to be assigned or subleased without our prior written consent. If we do consent to an assignment or sublease, generally we expect the terms of such consent to provide that the original tenant will remain fully liable under the lease unless we release that original tenant from its obligations.

We may purchase properties and lease them back to the sellers of such properties. While we intend to use our best efforts to structure any such sale-leaseback transaction so that the lease will be characterized as a “true lease” and so that we are treated as the owner of the property for federal income tax purposes, the IRS could challenge this characterization. In the event that any sale-leaseback transaction is re-characterized as a financing transaction for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed, and in certain circumstances, we could lose our REIT status.

Acquisition Decisions

CCI III Management has substantial discretion with respect to the selection of our specific acquisitions, subject to our investment and borrowing policies, which are approved by the CCIT III Board. In pursuing our investment objectives and making investment decisions on our behalf, CCI III Management evaluates the proposed terms of the acquisition against all aspects of the transaction, including the condition and financial performance of the asset, the terms of existing leases and the creditworthiness of the tenant, and property location and characteristics. Because the factors considered, including the specific weight we place on each factor, vary for each potential acquisition, we do not, and are not able to, assign a specific weight or level of importance to any particular factor. CCI III Management procures and reviews an independent valuation estimate on each and every proposed acquisition. In addition, CCI III Management, to the extent such information is available, considers the following:

•	tenant rolls and tenant creditworthiness;

•	a property condition report;

•	unit level store performance;

•	property location, visibility and access;

•	age of the property, physical condition and curb appeal;

•	neighboring property uses;

•	local market conditions, including vacancy rates and market rents;

•	area demographics, including trade area population and average household income;

•	neighborhood growth patterns and economic conditions; and

•

lease terms, including length of lease term, scope of landlord responsibilities, presence and frequency of contractual rental increases, renewal option provisions, exclusive and permitted use provisions, co-tenancy requirements and termination options.

CCI III Management also reviews the terms of each existing lease by considering various factors, including:

•	rent escalations

•	remaining lease term;

•	renewal option terms;

•	tenant purchase options;

•	termination options;

•	scope of the landlord’s maintenance, repair and replacement requirements;

•	projected net cash flow yield; and

•	projected internal rates of return.

In addition, the CCIT III Charter limits acquisitions from affiliates of CCI III Management unless a majority of directors (including a majority of independent directors) on the CCIT III Board not otherwise interested in the transaction determines that the transaction is fair and reasonable to us and certain other conditions are met.

Conditions to Closing Our Acquisitions

Generally, we condition our obligation to close the purchase of any investment on the delivery and verification of certain documents from the seller or developer, including, where appropriate:

•	plans and specifications;

•	surveys;

•	evidence of marketable title, subject to such liens and encumbrances as are acceptable to CCI III Management;

•	financial statements covering recent operations of properties having operating histories;

•	title and liability insurance policies; and

•	estoppel certificates.

In addition, we will take such steps as we deem necessary with respect to potential environmental matters. See “—Environmental Matters” below.

We may enter into purchase and sale arrangements with a seller or developer of a suitable property under development or construction. In such cases, we will be obligated to purchase the property at the completion of construction, provided that the construction conforms to definitive plans, specifications and costs approved by us in advance. In such cases, prior to our acquiring the property, we generally receive a certificate of an architect, engineer or other appropriate party, stating that the property complies with all plans and specifications. If renovation or remodeling is required prior to the purchase of a property, we expect to pay a negotiated maximum amount to the seller upon completion.

In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option to purchase such property. The amount paid for an option, if any, normally is forfeited if the property is not purchased and credited against the purchase price if the property is purchased.

In the purchasing, leasing and development of properties, we are subject to risks generally incident to the ownership of real estate.

Ownership Structure

Our real estate acquisitions generally take the form of holding fee title or a long-term leasehold estate. We expect to acquire such interests either directly through our operating partnership or indirectly through limited liability companies, limited partnerships or other entities owned and/or controlled by our operating partnership. We may acquire properties by acquiring the entity that holds the desired properties. We also may acquire properties through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with third parties, including the developers of the properties or affiliates of CCI III Management.

Joint Venture Investments

We may enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements with affiliated entities of CCI III Management, including other real estate programs sponsored or operated by CCO Group, or other affiliates of CCI III Management, and other third parties for the acquisition, development or improvement of properties or the acquisition of other real estate-related assets. We may also enter into such arrangements with real estate developers, owners and other unaffiliated third parties for the purpose of developing, owning and operating real properties. In determining whether to participate in a particular joint venture, CCI III Management will evaluate the underlying real property or other real estate-related asset using the same criteria described above in “—Acquisition Decisions.” CCI III Management also will evaluate the joint venture or co-ownership partner and the proposed terms of the joint venture or a co-ownership arrangement.

Our general policy is to invest in joint ventures only when we will have an option or contract to purchase, or a right of first refusal to purchase, the property held by the joint venture or the co-venturer’s interest in the joint venture if the co-venturer elects to sell such interest. In the event that the co-venturer elects to sell all or a portion of the interests held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the other co-venturer’s interest in the joint venture. In the event that any joint venture with an affiliated entity holds interests in more than one asset, the interest in each such asset may be specially allocated between us and the joint venture partner based upon the respective proportion of funds deemed contributed by each co-venturer in each such asset.

In the event we enter into a joint venture or other co-ownership arrangements with CIM or its affiliates, or another real estate program sponsored or operated by CIM or CCO Group, CCI III Management’s officers, key persons and affiliates may have conflicts of interest. The co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, CCI III Management’s officers and key persons may face a conflict in structuring the terms of the relationship between our interests and the interests of any affiliated co-venturer and in managing the joint venture. Since some or all of CCI III Management’s officers and key persons may also advise the affiliated co-venturer, agreements and transactions between us and CIM or any other real estate programs sponsored or operated by CIM or CCO Group would not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities related to the joint venture that exceed the percentage of our contribution to the joint venture.

We may enter into joint ventures with CIM, other real estate programs sponsored or operated by CIM, CCO Group, CCI III Management, one or more of our directors, or any of their respective affiliates, but only if a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by unaffiliated joint venturers, and the cost of our investment must be supported by a current third-party appraisal of the asset.

Development and Construction of Properties

We may acquire properties on which improvements are to be constructed or completed or which require substantial renovation or refurbishment. We expect that joint ventures would be the exclusive vehicle through which we would invest in build-to-suit property projects. Our general policy is to structure them as follows:

•

we may enter into a joint venture with third parties who have an executed lease with the developer who has an executed lease in place with the future tenant whereby we will provide a portion of the equity or debt financing;

•	we would accrue a preferred return during construction on any equity investment;

•	the properties would be developed by third parties; and

•	consistent with our general policy regarding joint ventures, we would have an option or contract to purchase, or a right of first refusal to purchase, the property or the co-investor’s interest.

It is possible that joint venture partners may resist granting us a right of first refusal or may insist on a different methodology for unwinding the joint venture if one of the parties wishes to liquidate its interest.

In the event that we elect to engage in development or construction projects, in order to help ensure performance by the builders of properties that are under construction, completion of such properties will be guaranteed at the contracted price by a completion guaranty, completion bond or performance bond. CCI III Management may rely upon the substantial net worth of the contractor or developer or a personal guarantee accompanied by financial statements showing a substantial net worth provided by an affiliate of the person entering into the construction or development contract as an alternative to a completion bond or performance bond. Development of real estate properties is subject to risks relating to a builder’s ability to control construction costs or to build in conformity with plans, specifications and timetables.

We may make periodic progress payments or other cash advances to developers and builders of our properties prior to completion of construction, but only upon receipt of an architect’s certification as to the percentage of the project then completed and as to the dollar amount of the construction then completed. We intend to use such additional controls on disbursements to builders and developers as we deem necessary or prudent. We may directly employ one or more project managers, including CCI III Management or an affiliate of CCI III Management, to plan, supervise and implement the development of any unimproved properties that we may acquire. Such persons would be compensated directly by us or through an affiliate of CCI III Management and reimbursed by us. In either event, the compensation would reduce the amount of any construction fee, development fee or acquisition fee that we would otherwise pay to CCI III Management or its affiliate.

In addition, we may acquire unimproved properties, provided that we will not invest more than 10% of our total assets in unimproved properties or in mortgage loans secured by such properties. We will consider a property to be an unimproved property if it was not acquired for the purpose of producing rental or other operating cash flows, has no development or construction in process at the time of acquisition and no development or construction is planned to commence within one year of the acquisition.

Other Possible Investments

Although we have acquired and expect to continue to acquire primarily real estate assets, our portfolio may also include other real estate-related assets, such as commercial mortgage, mezzanine and other loans and securities related to real estate assets, frequently, but not necessarily always, in the office and industrial sector; however, we do not intend for such real estate-related assets to constitute a significant portion of our asset portfolio; and we will evaluate our assets to ensure that any such investments do not cause us to lose our qualification as a REIT under the Code, cause us or any of our subsidiaries to be an investment company under the Investment Company Act, or cause CCI III Management to have assets under management that could require CCI III Management to register as an investment adviser under the Advisers Act. We may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. Thus, to the extent that CCI III Management presents us with high quality investment opportunities that allow us to meet the REIT requirements under the Code and do not cause us, our operating partnership or any other subsidiaries to meet the definition of an “investment company” under the Investment Company Act, our portfolio composition may vary from what we initially expect. The CCIT III Board has broad discretion to change our investment policies in order for us to achieve our investment objectives.

Investing in and Originating Loans. The criteria that CCI III Management will use in making or investing in loans on our behalf are substantially the same as those involved in acquiring properties for our portfolio. We do not intend to make loans to other persons, to underwrite securities of other issuers or to engage in the purchase and sale of any types of investments other than those relating to real estate. However, unlike our property acquisitions, which we expect to hold in excess of five years, we expect that the average duration of loans will typically be one to five years.

We generally do not expect to make or invest in loans that are not directly or indirectly secured by real estate. We will not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans outstanding on the property, including our loan, would exceed an amount equal to 85% of the appraised value of the property, as determined by a certified independent appraiser, unless we find substantial justification due to other underwriting criteria. We may find such justification in connection with the purchase of loans in cases in which we believe there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and in which the cost of the loan investment does not exceed the fair market value of the underlying property. We will not invest in or make loans unless an appraisal has been obtained concerning the underlying property, except for those loans insured or guaranteed by a government or government agency. In cases in which a majority of our independent directors so determine, and in the event the transaction is with CCO Group, CCI III Management, any of our directors or their respective affiliates, the appraisal will be obtained from a certified independent appraiser in order to support our determination of fair market value.

We may invest in commercial mortgage loans, mezzanine loans and other loans related to commercial real estate assets. However, we will not make or invest in any loans that are subordinate to any mortgage or equity interest of CCO Group, CCI III Management, any of our directors or any of its or our affiliates. Commercial mortgage loans are loans secured by a first mortgage lien on commercial properties providing mortgage financing to commercial property developers or owners. These investments may include whole loan participations and/or pari passu participations within such loans. A mezzanine loan is a loan made in respect of certain real property that is secured by a lien on the ownership interests of the entity that, directly or indirectly, owns the real property. We may also opportunistically invest in or originate other commercial real estate-related debt instruments such as subordinated mortgage interests, preferred equity, note financing, unsecured loans to owners and operators of real estate assets, and secured real estate securities such as CMBS and CRE CLOs. We may also invest in or originate certain syndicated corporate loans, often but not necessarily of real estate operating or finance companies.

In evaluating prospective loan investments, CCI III Management will consider factors such as the following:

•	the condition and use of the property;

•	current and projected cash flows of the property;

•	expected levels of rental and occupancy rates;

•	potential for rent increases;

•	the property’s income-producing capacity;

•	the property’s potential for capital appreciation;

•	the ratio of the investment amount to the underlying property’s value;

•	the degree of liquidity of the investment;

•	the quality, experience and creditworthiness of the borrower;

•	general economic conditions in the area where the property is located;

•	in the case of mezzanine loans, the ability to acquire the underlying real property; and

•	other factors that CCI III Management believes are relevant.

Because the factors considered, including the specific weight we place on each factor, will vary for each prospective loan investment, we do not, and are not able to, assign a specific weight or level of importance to any particular factor.

We may originate loans from mortgage brokers or personal solicitations of suitable borrowers, or may purchase existing loans that were originated by other lenders. CCI III Management will evaluate all potential loan investments to determine if the security for the loan and the loan-to-value ratio meets our investment criteria and objectives. Most loans that we will consider for investment would provide for monthly payments of interest and some may also provide for principal amortization, although many loans of the nature that we will consider provide for payments of interest only and a payment of principal in full at the end of the loan term. We will not originate loans with negative amortization provisions.

We will not invest in indebtedness secured by a mortgage on real property which is subordinate to the lien of other indebtedness, except where the amount of the subordinated debt, plus the outstanding amount of senior debt, does not exceed 90% of the appraised value of the property, if after giving effect thereto, the value of all such investments will not then exceed 25% of our tangible assets. The value of all investments in subordinated debt which do not meet the aforementioned requirements will be limited to 10% of our tangible assets. We recognize that mezzanine loans or other types of loans that we may invest in may be riskier than first deeds of trust or first priority mortgages on income-producing, fee-simple properties, and we expect to minimize the amount of these types of loans in our portfolio, to the extent that we make or invest in loans at all. CCI III Management will evaluate the fact that these types of loans are riskier in determining the rate of interest on the loans. We do not have any policy that limits the amount that we may invest in any single loan or the amount we may invest in loans to any one borrower. We are not limited as to the amount of gross offering proceeds that we may use to invest in or originate loans.

Our loan investments may be subject to regulation by federal, state and local authorities and subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including among other things, regulating credit granting activities, establishing maximum interest rates and finance charges, requiring disclosures to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. In addition, certain states have enacted legislation requiring the licensing of mortgage bankers or other lenders and these requirements may affect our ability to effectuate our proposed investments in loans. Commencement of operations in these or other jurisdictions may be dependent upon a finding of our financial responsibility, character and fitness. We may determine not to make loans in any jurisdiction in which the regulatory authority determines that we have not complied in all material respects with applicable requirements.

Investment in Other Real Estate-Related Securities. To the extent permitted by the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association (the “NASAA REIT Guidelines”), and subject to the limitations set forth in the CCIT III Charter, we may invest in common and preferred real estate-related equity securities of both publicly traded and private real estate companies. Real estate-related equity securities are generally unsecured and also may be subordinated to other obligations of the issuer. Our investments in real estate-related equity securities will involve special risks relating to the particular issuer of the equity securities, including the financial condition and business outlook of the issuer.

We may also make investments in CMBS to the extent permitted by the NASAA REIT Guidelines. We may invest in investment grade and non-investment grade CMBS classes. The CCIT III Board has adopted a policy to limit any investments in non-investment grade CMBS to not more than 10% of our total assets.

Environmental Matters

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the presence and release of hazardous substances and the remediation of contamination associated with disposals. Federal, state and local laws in this area are constantly evolving, and we intend to take commercially reasonable steps to protect ourselves from the impact of these laws.

We generally will not purchase any property unless and until we also obtain what is generally referred to as a “Phase I” environmental site assessment and are generally satisfied with the environmental status of the property. However, we may purchase a property without obtaining such assessment if CCI III Management determines the assessment is not necessary because there is an existing recent Phase I environmental site assessment. A Phase I environmental site assessment generally consists of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, interviewing the key site manager and/or property owner, contacting local governmental agency personnel and performing an environmental regulatory database search in an attempt to determine any known environmental concerns in, and in the immediate vicinity of, the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, ground water or building materials from the property and may not reveal all environmental hazards on a property.

In the event the Phase I environmental site assessment uncovers potential environmental problems with a property, CCI III Management will determine whether we will pursue the investment opportunity and whether we will have a “Phase II” environmental site assessment performed. The factors we may consider in determining whether to conduct a Phase II environmental site assessment include, but are not limited to, (1) the types of operations conducted on the property and surrounding property, (2) the time, duration and materials used during such operations, (3) the waste handling practices of any tenants or property owners, (4) the potential for hazardous substances to be released into the environment, (5) any history of environmental law violations on the subject property and surrounding property, (6) any documented environmental releases, (7) any observations from the consultant that conducted the Phase I environmental site assessment, and (8) whether any party (i.e., surrounding property owners, prior owners or tenants) may be responsible for addressing the environmental conditions. We will determine whether to conduct a Phase II environmental site assessment on a case by case basis.

We expect that some of the properties that we acquire may contain, at the time of our investment, or may have contained prior to our investment, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Some of our potential properties may be adjacent to or near other properties that have contained or then currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of our potential properties may be on or adjacent to or near other properties upon which others, including former owners or tenants of our properties, have engaged, or may in the future engage, in activities that may release petroleum products or other hazardous or toxic substances.

From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions where we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield a superior risk-adjusted return. In such an instance, we will estimate the costs of environmental investigation, clean-up and monitoring in determining the purchase price. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

Legal Matters

In the ordinary course of business, we may become subject to litigation or claims. We are not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or of which our properties are the subject.

Borrowing Policies

CCI III Management believes that utilizing borrowings to make acquisitions is consistent with our investment objective of maximizing the return to stockholders. At the same time, CCI III Management believes in utilizing leverage in a moderate fashion. While there is no limitation on the amount we may borrow against any single improved property, the CCIT III Charter limits our aggregate borrowings to 75% of the cost of our gross assets (or 300% of net assets) (before deducting depreciation or other non-cash reserves) unless excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report along with the justification for such excess borrowing. Consistent with CCI III Management’s approach toward the moderate use of leverage, the CCIT III Board has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. CCI III Management will target a leverage of 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets. As of December 31, 2019, our ratio of debt to total gross assets net of gross intangible lease liabilities was 48.7% (46.3% including adjustments to debt for cash and cash equivalents).

CCI III Management will use its best efforts to obtain financing on the most favorable terms available to us. CCI III Management has substantial discretion with respect to the financing we obtain, subject to our borrowing policies, which have been approved by the CCIT III Board. Lenders may have recourse to assets not securing the repayment of the indebtedness. CCI III Management may refinance properties during the term of a loan, but we expect this would occur only in limited circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing mortgage, when an existing mortgage matures or if an attractive asset becomes available and the proceeds from the refinancing can be used to purchase such asset. The benefits of the refinancing may include increased cash flows resulting from reduced debt service requirements and an increase in property ownership if some refinancing proceeds are reinvested in real estate.

Our ability to increase our diversification through borrowing may be adversely impacted if banks and other lending institutions reduce the amount of funds available for loans secured by real estate. When interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, we may purchase properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. To the extent that we do not obtain mortgage loans on our properties, our ability to acquire additional properties will be restricted and we may not be able to adequately diversify our portfolio.

We may not borrow money from any of our directors, CCO Group, CCI III Management or any of their affiliates unless such loan is approved by a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties under the same circumstances.

For services in connection with the origination, assumption or refinancing of any debt to acquire properties or to make other permitted investments, we will pay CCI III Management a financing coordination fee equal to 1.0% of the amount available and/or outstanding under such financing. CCI III Management will not be entitled to a financing coordination fee on any debt where CCI III Management previously received such a fee unless (1) the maturity date of the refinanced debt was scheduled to occur less than one year after the date of the refinancing and the new loan has a term of at least five years or (2) the new loan is approved by a majority of our independent directors; and provided, further, that no financing coordination fee will be paid in connection with loans advanced by an affiliate of CCI III Management. In the event CCI III Management subcontracts with a third party for the provision of financing coordination services with respect to a particular financing or financings, CCI III Management will compensate the third party through the financing coordination fee.

Disposition Policies

We generally intend to hold each property we acquire for an extended period, generally in excess of five years. Holding periods for other real estate-related assets may vary. Regardless of intended holding periods, circumstances might arise that could cause us to determine to sell an asset before the end of the expected holding period if we believe the sale of the asset would be in the best interests of our stockholders. The determination of whether a particular asset should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, current tenant rolls and tenant creditworthiness, whether we could apply the proceeds from the sale of the asset to acquire other assets, whether disposition of the asset would increase cash flows, and whether the sale of the asset would be a prohibited transaction under the Code or otherwise impact our status as a REIT for federal income tax purposes. The selling price of a property that is net leased will be determined in large part by the amount of rent payable under the lease. If a tenant has a repurchase option at a formula price, we may be limited in realizing any appreciation. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. As of June 30, 2020, we had not sold any properties.

Investment Limitations, in General

The CCIT III Charter places numerous limitations on us with respect to the manner in which we may invest our funds or issue securities. Until we list our shares on a national securities exchange, we:

•

will not borrow in excess of 75% of the aggregate cost of our gross assets (or 300% of net assets) (before deducting depreciation or other non-cash reserves), unless such excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report along with the justification for such excess borrowing (although the CCIT III Board has adopted a policy to reduce this limit from 75% to 60%);

•	will not make investments in unimproved property or mortgage loans on unimproved property in excess of 10% of our total assets;

•

will not make or invest in mortgage loans unless an appraisal is obtained concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency;

•

will not make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans outstanding on such property, including our loan, which includes all interest (excluding contingent participation in income and/or appreciation in value of the mortgaged property), the current payment of which may be deferred pursuant to the terms of such loans, to the extent that deferred interest on each loan exceeds 5% per annum of the principal balance of the loan, would exceed an amount equal to 85% of the appraised value of such property unless substantial justification exists for exceeding such limit because of the presence of other underwriting criteria;

•	will not invest in indebtedness secured by a mortgage on real property that is subordinate to the lien or other indebtedness of CCI III Management, any director, our Sponsor or any of our affiliates;

•

will not invest in indebtedness secured by a mortgage on real property which is subordinate to the lien of other indebtedness, except where (1) the amount of the junior debt, plus the outstanding amount of senior debt, does not exceed 90% of the appraised value of the property, if after giving effect thereto, the value of all such investments will not then exceed 25% of our tangible assets or (2) the value of all investments in junior debt which do not meet the foregoing requirement is limited to 10% of our tangible assets;

•	will not invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

•

will not invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages;

•	will not issue equity securities on a deferred payment basis or other similar arrangement;

•	will not issue debt securities in the absence of adequate cash flow to cover debt service;

•	will not issue equity securities that are assessable after we have received the consideration for which the CCIT III Board authorized their issuance;

•

will not issue equity securities redeemable solely at the option of the holder, which restriction has no effect on our share redemption program or the ability of our operating partnership to issue redeemable partnership interests;

•

will not issue options or warrants to CCI III Management, our directors, our Sponsor or any of their respective affiliates except on the same terms as such options or warrants, if any, are sold to the general public and provided that such options or warrants do not exceed 10% of our outstanding shares on the date of grant;

•

will not make any investment that we believe will be inconsistent with our objectives of remaining qualified as a REIT unless and until the CCIT III Board determines, in its sole discretion, that REIT qualification is not in our best interests;

•	will continually review our investment activity to ensure that we are not classified as an “investment company” under the Investment Company Act;

•

will authorize, by a majority of our directors or the members of a duly authorized committee of the CCIT III Board, the consideration to be paid for real property, ordinarily based on the fair market value of the real property;

•	will not engage in securities trading, or engage in the business of underwriting or the agency distribution of securities issued by others; and

•

will not acquire interests or securities in any entity holding investments or engaging in activities prohibited by the CCIT III Charter, except for investments in which we hold a non-controlling interest or investments in entities having securities listed on a national securities exchange or traded in an over-the-counter market.

Investment Limitations to Avoid Registration as an Investment Company

We intend to conduct our operations, and the operations of our operating partnership, and any other subsidiaries, so that no such entity meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:

•	pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the 40% test). “Investment securities” exclude U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire a diversified portfolio of income-producing real estate assets; however, our portfolio may include, to a much lesser extent, other investments such as mortgage, mezzanine, bridge and other loans and securities. We also may acquire real estate assets through investments in joint venture entities, including joint venture entities in which we may not own a controlling interest. We anticipate that our assets generally will continue to be held in wholly and majority-owned subsidiaries of CCIT III, each formed to hold a particular asset. We intend to monitor our operations and our assets on an ongoing basis in order to ensure that neither we, nor any of our subsidiaries, meet the definition of “investment company” under Section 3(a)(1) of the Investment Company Act.

We believe that we, or our operating partnership and any subsidiaries will not be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because none of these entities will engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we, our operating partnership and any subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we expect that we, our operating partnership and any subsidiaries will be able to conduct our respective operations such that none of these entities will be required to register as an investment company under the Investment Company Act.

In addition, because we are organized as a holding company that will conduct its business primarily through our operating partnership, which in turn is a holding company that will conduct its business through its subsidiaries, we intend to conduct our operations, and the operations of our operating partnership and any other subsidiary, so that we will not meet the 40% test under Section 3(a)(1)(C) of the Investment Company Act.

To avoid meeting the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. Similarly, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy. Accordingly, the CCIT III Board may not be able to change our investment policies as it may deem appropriate if such change would cause us to meet the definition of an “investment company.” In addition, a change in the value of any of our assets could negatively affect our ability to avoid being required to register as an investment company. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan.

Acquisition of Properties from Affiliates of CCI III Management

We may acquire properties or interests in properties from, or in co-ownership arrangements with, entities affiliated with CCI III Management, including properties acquired from affiliates of CCI III Management engaged in construction and development of commercial real properties. We will not acquire any property from an affiliate of CCI III Management unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction determine that the transaction is fair and reasonable to us. The purchase price that we will pay for any property we acquire from affiliates of CCI III Management, including property developed by an affiliate of CCI III Management as well as property held by such an affiliate that has already been developed, will not exceed the current appraised value of the property. In addition, the price of the property we acquire from an affiliate of CCI III Management may not exceed the cost of the property to the affiliate, unless a majority of our directors (including a majority of our independent directors) determine that substantial justification for the excess exists and the excess is reasonable. During the year ended December 31, 2019 and the six months ended June 30, 2020, we did not purchase any properties from affiliates of CCI III Management.

Conflicts of Interest

We are subject to various conflicts of interest arising out of our relationship with CCI III Management and its affiliates, including conflicts related to the arrangements pursuant to which we compensate CCI III Management and its affiliates. Certain conflict resolution procedures are set forth in the CCIT III Charter.

The officers and affiliates of CCI III Management will try to balance our interests with the interests of CIM and its affiliates and other programs sponsored or operated by CCO Group to whom they owe duties. However, to the extent that these persons take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to our stockholders and the value of their investments. In addition, our directors and our officers may engage for their own account in business activities of the types conducted or to be conducted by our subsidiaries and us.

Our independent directors have an obligation to act on our behalf and on behalf of our stockholders in all situations in which a conflict of interest may arise.

Interests in Other Real Estate Programs and Other Concurrent Offerings

Richard S. Ressler, the chairman of the CCIT III Board and the chief executive officer and president of CCIT III, who is also a founder and principal of CIM and an officer/director of certain of its affiliates, is the chairman of the board, chief executive officer and president of CMFT and CIM Income NAV, a director of CCIT II, and president and treasurer of CCI III Management. Avraham Shemesh, one of our directors, who is also a founder and principal of CIM and an officer/director of certain of its affiliates, serves as director of CMFT and CIM Income NAV, as well as the chairman of the board, chief executive officer and president of CCIT II and CCPT V. One of our independent directors, W. Brian Kretzmer, also serves as an independent director of CMFT and CIM Income NAV. Our chief financial officer and treasurer, Nathan D. DeBacker, who is also an officer of other real estate programs sponsored by CCO Group, is a vice president of CCI III Management and is an officer of certain of its affiliates. In addition, affiliates of CCI III Management act as advisors to CMFT, CCIT II, CCPT V and/or CIM Income NAV, all of which are public, non-traded REITs sponsored by our Sponsor, CCO Group. In addition, all of these programs primarily focus on the acquisition and management of commercial properties subject to long-term net leases to creditworthy tenants and have acquired or may acquire assets similar to ours. CCIT II, like CCIT III, focuses primarily on the office and industrial sectors, while CMFT and CCPT V focus primarily on the retail sector and CIM Income NAV focuses primarily on commercial properties in the retail, office and industrial sectors. Nevertheless, the investment strategy used by each REIT would permit them to purchase certain properties that may also be suitable for our portfolio.

CMFT’s initial public offering of up to $2.975 billion in shares of CMFT Common Stock was declared effective by the SEC on January 26, 2012. CCPT V’s initial public offering of up to $2.975 billion in shares of common stock was declared effective by the SEC on March 17, 2014 and terminated on August 1, 2017. CCPT V’s follow-on offering of up to $1.5 billion in shares of common stock was declared effective by the SEC on August 1, 2017. CIM Income NAV’s offerings of up to $4.0 billion in shares of common stock were declared effective by the SEC on December 6, 2011, August 26, 2013, February 10, 2017 and August 7, 2020. CMFT and CCPT V are no longer offering shares for investment to the public as of the date of this proxy statement/prospectus.

Other real estate programs sponsored or operated by CIM or CCO Group, including other real estate offerings in registration, could compete with us in the sale or operation of our assets. We will seek to achieve any operating efficiencies or similar savings that may result from affiliated management of competitive assets. However, to the extent such programs own or acquire property that is adjacent, or in close proximity, to a property we own, our property may compete with such other program’s property for tenants or purchasers.

Property acquisition opportunities will be allocated among the real estate programs sponsored by CCO Group pursuant to an asset allocation policy. In the event that an acquisition opportunity has been identified that may be suitable for one or more of the other programs sponsored by CCO Group, and for which more than one of such entities has sufficient uninvested funds, then an allocation committee, which is comprised of employees of CIM, CCO Group or their respective affiliates (the “CCIT III Allocation Committee”), will examine the following factors, among others, in determining the entity for which the acquisition opportunity is most appropriate:

•	the investment objective of each entity;

•	the anticipated operating cash flows of each entity and the cash requirements of each entity;

•	the effect of the acquisition both on diversification of each entity’s investments by type of property, geographic area and tenant concentration;

•	the amount of funds available to each program and the length of time such funds have been available to deploy;

•	the policy of each entity relating to leverage of properties;

•	the income tax effects of the purchase to each entity; and

•	the size of the investment.

If, in the judgment of the CCIT III Allocation Committee, the acquisition opportunity may be equally appropriate for more than one program, then the entity that has had the longest period of time elapse since it was allocated an acquisition opportunity of a similar size and type (e.g., office, industrial or retail properties) will be allocated such acquisition opportunity.

If a subsequent development, such as a delay in the closing of the acquisition or a delay in the construction of a property, causes any such acquisition opportunity, in the opinion of the CCIT III Allocation Committee, to be more appropriate for an entity other than the entity that committed to make the acquisition opportunity, the CCIT III Allocation Committee may determine that another program sponsored by CCO Group will be allocated the acquisition opportunity. The CCIT III Board has a duty to ensure that the method used for the allocation of the acquisition of properties by other programs sponsored by CCO Group seeking to acquire similar types of properties is applied fairly to us.

Although the CCIT III Board has adopted a policy limiting the types of transactions that we may enter into with CCI III Management and its affiliates, including other real estate programs sponsored by CCO Group, we may enter into certain such transactions, which are subject to inherent conflicts of interest. Similarly, joint ventures involving affiliates of CCI III Management also give rise to conflicts of interest. In addition, the CCIT III Board may encounter conflicts of interest in enforcing our rights against any affiliate of CCI III Management in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and CCI III Management, any of its affiliates, or another real estate program sponsored by CCO Group.

Change in Investment Policies

The CCIT III Charter requires that our independent directors review our investment policies at least annually to determine that the policies we follow are in the best interests of our stockholders. Each determination and the basis therefor will be set forth in the minutes of the meetings of the CCIT III Board. The methods of implementing our investment policies also may vary as new real estate development trends emerge and new investment techniques are developed.

Generally, the CCIT III Board may revise our investment policies without the concurrence of our stockholders. However, the CCIT III Board will not amend any investment policies that are provided in the CCIT III Charter without the approval of holders of a majority of the outstanding shares of CCIT III Common Stock. If the CCIT III Board determines to revise our investment policies and the approval of our stockholders is not required, we will notify our stockholders through a letter to our stockholders and/or a public filing with the SEC.

Distribution Policy

We currently pay regular monthly distributions to our stockholders. We anticipate that the CCIT III Board will continue to authorize and declare distributions to stockholders. Because substantially all of our operations are performed indirectly through CCI III OP, our operating partnership, our ability to pay distributions depends in large part on CCI III OP’s ability to pay distributions to us. Although we expect our distributions to continue to be paid from cash flow from operations, during certain periods we have paid, and may pay in the future, distributions from sources other than cash flow from operations. In the event we do not have enough cash flow from operations to fund distributions, we may pay distributions from such alternative sources, including borrowings and proceeds from the sale of our securities or asset sales, and we have no limits on the amounts we may pay from such other sources. We expect that, from time to time, we will pay distributions in excess of our cash flow from operations as defined by GAAP. As a result, the amount of distributions paid at any time may not be an indicator of the current performance of our properties or current operating cash flows. Maryland residents, pursuant to an undertaking to the Maryland Securities Division, will receive from us on a quarterly basis a notice that discloses the sources of our distribution payments in both dollar and percentage amounts.

Distributions to stockholders are characterized for federal income tax purposes as ordinary income, capital gains, non-taxable return of capital or a combination of the three. Distributions that exceed our current or accumulated earnings and profits typically constitute a return of capital for tax purposes and reduce the stockholders’ basis in our common shares. We will annually notify stockholders of the taxability of distributions paid during the preceding year.

Prior to April 1, 2020, the CCIT III Board historically authorized distributions to our stockholders on a quarterly basis that accrued daily to our stockholders of record as of the close of business on each day and were payable in cumulative amounts monthly in arrears. The CCIT III Board authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount (1)
September 23, 2016	December 31, 2016	$0.001639344
January 1, 2017	March 31, 2019	$0.001643836
April 1, 2019	December 31, 2019	$0.001369863
January 1, 2020	March 31, 2020	$0.001366120

(1)	Less the per share distribution and stockholder servicing fees that are payable with respect to the CCIT III Class T Common Stock (as calculated on a daily basis).

Given the impact of the COVID-19 pandemic, the CCIT III Board has decided to make a determination as to the amount and timing of distributions on a monthly, instead of quarterly, basis until such time that the CCIT III Board has greater visibility into the impact that the COVID-19 pandemic will have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy. There can be no assurance that the CCIT III Board will continue to authorize such distributions at such amount or frequency, if at all.

After April 1, 2020, the CCIT III Board has authorized the following monthly distribution amounts per share for the periods indicated below:

Record Date	Monthly Distribution Amount (1)
April 30, 2020	$0.04098
May 31, 2020	$0.04098
June 30, 2020	$0.03970
July 30, 2020	$0.03233
August 28, 2020	$0.03220
September 29, 2020	$0.03220

(1)	Less the per share distribution and stockholder servicing fees that are payable with respect to the CCIT III Class T Common Stock (as calculated on a daily basis).

The following table presents our distributions and sources of distributions for the periods indicated below:

	Six Months Ended June 30,
	2020		2019
	Amount	Percent	Amount	Percent
Distributions paid in cash	$504,843	65%	$512,516	59%
Distributions reinvested	270,500	35%	363,436	41%

Total distributions	$775,343	100%	$875,952	100%

Source of distributions:

Net cash provided by operating activities (1)	$775,343	100%	$875,952	100%

(1)	Net cash provided by operating activities for the six months ended June 30, 2020 and 2019 was $1.2 million and $1.0 million, respectively.

Although we intend to continue to pay regular monthly distributions, our results of operations, our general financial condition, general economic conditions, restrictions under Maryland law or other factors may inhibit us from doing so. Distributions are authorized at the discretion of the CCIT III Board, and are based on many factors, including current and expected cash flow from operations, as well as the obligation that we comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the offering;

•	our operating and interest expenses, including fees and expenses paid to CCI III Management;

•	the ability of tenants to meet their obligations under the leases associated with our properties;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates when renewing or replacing current leases;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares;

•	the amount of cash used to redeem shares under our share redemption program; and

•	financings and refinancings.

We must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding any net capital gains, in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of operating cash flows that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, could require us to borrow funds from third parties on a short-term basis, issue new securities or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash. In addition, such distributions may constitute a return of capital.

Distributions in Kind

Distributions in kind are not permitted, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the CCIT III Charter or distributions in which (a) the CCIT III Board advises each stockholder of the risks associated with direct ownership of the property, (b) the CCIT III Board offers each stockholder the election of receiving such in kind distributions, and (c) in kind distributions are made only to those stockholders that accept such offer.

Employees

We have no direct employees. The employees of CCI III Management and its affiliates provide services to us related to acquisitions and dispositions, property management, asset management, financing, accounting, stockholder relations and administration. The employees of CCO Capital, our dealer manager, provided wholesale brokerage services during the CCIT III IPO.

Competition

As we purchase properties, we are in competition with other potential buyers for the same properties and may have to pay more to purchase the property than if there were no other potential acquirors, or we may have to locate another property that meets our acquisition criteria. Regarding the leasing efforts of our owned properties, the leasing of real estate is highly competitive in the current market, and we may continue to experience competition for tenants from owners and managers of competing projects. As a result, we may have to provide free rent, incur charges for tenant improvements, or offer other inducements, or we might not be able to timely lease the space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we may also be in competition with sellers of similar properties to locate suitable purchasers for our properties.

Compensation of Executive Officers

We have no employees. Our executive officers, including our principal financial officer, do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers. As a result, we do not have, and the CCIT III Board has not considered, a compensation policy or program for our executive officers.

Compensation of Directors

Directors who are also officers or employees of CCIT III, CCI III Management or their affiliates (Messrs. Shemesh and Ressler) do not receive any special or additional remuneration for service on the CCIT III Board or any of its committees. We pay to each of our independent directors a retainer of $60,000 per year, plus an additional annual retainer for each committee on which a director serves equal to $25,000 for the committee chair and $15,000 for other members of the committee.

Each director’s aggregate annual board compensation will be paid 75% in cash (in four quarterly installments) and 25% will be paid in the form of an annual grant of restricted CCIT III Class A Common Stock based on the then-current NAV per share at the time of grant pursuant to the CCIT III Equity Plan, as further described below. Restricted stock grants issued pursuant to the CCIT III Equity Plan will generally vest one year from the date of the grant. In addition, all directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the CCIT III Board.

Director Compensation Table

The following table sets forth certain information with respect to our director compensation during the fiscal year ended December 31, 2019:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total Compensation ($)
Richard S. Ressler	$—	$—	$—	$—	$—
Stephen O. Evans	93,750	31,250	—	—	125,000
W. Brian Kretzmer	78,750	26,250	—	—	105,000
Avraham Shemesh	—	—	—	—	—
Howard A. Silver	75,000	25,000	—	—	100,000

(1)

Represents the grant date fair value of the restricted CCIT III Class A Common Stock issued pursuant to the CCIT III Equity Plan, for purposes of Accounting Standards Codification Topic 718, Compensation-Stock Compensation. Each of the independent directors received a grant of restricted shares of CCIT III Class A Common Stock on October 1, 2019, which shares will vest one year from the date of grant. The grant date fair value of the restricted shares is based on the per share estimated NAV of the CCIT III Class A Common Stock on October 1, 2019, which was $8.60.

Long Term Incentive Plan Awards to Independent Directors

In August 2018, in connection with the approval and implementation of a revised compensation structure of our independent directors, the CCIT III Board approved the CCIT III Equity Plan, under which 400,000 of CCIT III’s common shares were reserved for issuance and share awards of 381,000 are available for future grant at December 31, 2019. Under the CCIT III Equity Plan, the CCIT III Board or a committee designated by the CCIT III Board has the authority to grant restricted stock awards or deferred stock awards to non-employee directors of CCIT III. The CCIT III Board or a committee thereof also has the authority to determine the terms of any award granted pursuant to the CCIT III Equity Plan, including vesting schedules, restrictions and acceleration of any restrictions. The purpose of the CCIT III Equity Plan is to help CCIT III: (1) align the interests of the non-employee directors compensated under the CCIT III Equity Plan with CCIT III’s stockholders; and (2) to promote ownership of CCIT III’s equity. Pursuant to the CCIT III Equity Plan, we may award restricted stock or deferred stock units.

On October 1, 2018, CCIT III granted awards of approximately 3,000 restricted shares of CCIT III Class A Common Stock to each of the independent members of the CCIT III Board (approximately 9,000 restricted shares in aggregate) under the CCIT III Equity Plan, which fully vested on October 1, 2019 based on one year of continuous service, representing 25% of each independent director’s annual aggregate board compensation for the twelve month period beginning October 2018 (the “October 2018 Restricted Stock Awards”). On October 1, 2019, CCIT III granted awards of approximately 3,200 restricted shares of CCIT III Class A Common Stock to each of the independent members of the CCIT III Board (approximately 9,600 restricted shares in aggregate) under the CCIT III Equity Plan, which fully vest on October 1, 2020 based on one year of continuous service, representing 25% of each independent director’s annual aggregate board compensation for the twelve month period beginning October 2019 (the “October 2019 Restricted Stock Awards”). The October 2019 Restricted Stock Awards vest on the one-year anniversary of the award date.

The term of the CCIT III Equity Plan is ten years. The CCIT III Board may amend or terminate the CCIT III Equity Plan at any time prior to its ten year term, provided that the CCIT III Equity Plan will remain in effect until all awards made pursuant to the CCIT III Equity Plan have been satisfied or terminated in accordance with the CCIT III Equity Plan. Upon a change of control, including the dissolution, liquidation, reorganization, merger or consolidation with one or more entities as a result of which we are not the surviving corporation, or upon a sale of all or substantially all of our assets, the CCIT III Board or a committee thereof may make provisions for any awards not assumed or substituted pursuant to the agreement effectuating the change of control, including (1) accelerating the vesting period of unvested awards, or (2) canceling any non-vested award or other awards in which the fair market value of the shares subject to the award is zero, in each case in accordance with and pursuant to the terms of the applicable award agreement and the CCIT III Equity Plan.

In the event that our valuation, compensation and affiliate transactions committee determines that any distribution, recapitalization, stock split, reorganization, merger, liquidation, dissolution or sale, transfer, exchange or other disposition of all or substantially all of our assets, or other similar corporate transaction or event, affects the stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the CCIT III Equity Plan or with respect to an award, then the valuation, compensation and affiliate transactions committee will, in such manner as it may deem equitable, adjust the number and kind of shares or the exercise price with respect to any award.

Special Committee

The CCIT III Special Committee was formed for the purpose of reviewing, considering, investigating, evaluating, and if deemed appropriate by the CCIT III Special Committee, negotiating a potential transaction involving CMFT. The CCIT III Special Committee is composed solely of Mr. Evans.

Mr. Evans is entitled to receive $60,000 in the aggregate in consideration for his service on the CCIT III Special Committee, which compensation will be paid in equal installments on October 14, 2020 and on a second date occurring on or prior to December 31, 2020.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of October 13, 2020 regarding the beneficial ownership of CCIT III Common Stock by each person known by us to own 5% or more of the outstanding shares of CCIT III Common Stock, each of our directors, each of our named executive officers and our directors and named executive officers as a group. Unless otherwise noted, each person named in the table has sole voting power and sole investment power. The percentage of beneficial ownership is calculated based on 2,519,967.452 shares of CCIT III Class A Common Stock and 709,476.794 shares of CCIT III Class T Common Stock outstanding as of October 13, 2020, which were held by approximately 241 and 116 stockholders of record, respectively. None of the shares in the following table has been pledged as security.

Name of Beneficial Owner	Number of Shares of Class A Common Stock Beneficially Owned (1)	Number of Shares of Class T Common Stock Beneficially Owned (1)	Percentage
Pershing LLC FBO Gene M. Snow (2)	390,251.710	—	12.1%
VEREIT, Inc. (3)	274,725.275	—	8.5%
Yu Yan (2)	180,808.081	—	5.6%
Richard S. Ressler (2)(4)	20,000.000	—	*
Stephen O. Evans (2)(5)	11,687.388	—	*
W. Brian Kretzmer (2)(6)	9,817.405	—	*
Avraham Shemesh (2)(4)	20,000.000	—	*
Howard A. Silver (2)(7)	9,349.901	—	*
Nathan D. DeBacker (2)	—	—	—
All executive officers and directors as a group (6 persons)	70,854.694	—	2.2%

*	Represents less than 1% of the outstanding CCIT III Common Stock.
(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group which may be exercised within 60 days following October 13, 2020.

(2)	The address of the beneficial owner listed is c/o Cole Office & Industrial REIT (CCIT III), Inc., 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016.
(3)

Shares held by VEREIT Operating Partnership, L.P., a wholly owned subsidiary of VEREIT. VEREIT is a widely held public company in the United States with no controlling beneficial owners. The address of VEREIT is 2325 East Camelback Road, Phoenix, AZ 85016.

(4)

The reported shares are owned directly by CCI III Management, of which Mr. Ressler serves as Vice President and Mr. Shemesh serves as President and Treasurer. Each of Mr. Ressler and Mr. Shemesh may be deemed to beneficially own the shares owned by CCI III Management because of their positions with CIM, which is the sole common equity member of CCO Group, LLC, which owns and controls CCI III Management.

(5)	Includes 4,027.062 restricted shares of CCIT III Class A Common Stock issued under the CCIT III Equity Plan in connection with Mr. Evans’s service as a member of the CCIT III Board.
(6)	Includes 3,382.732 restricted shares of CCIT III Class A Common Stock issued under the CCIT III Equity Plan in connection with Mr. Kretzmer’s service as a member of the CCIT III Board.
(7)	Includes 3,221.649 restricted shares of CCIT III Class A Common Stock issued under the CCIT III Equity Plan in connection with Mr. Silver’s service as a member of the CCIT III Board.

Mr. Evans is expected to join the CMFT Board following the CCIT III Merger as described in “The Combined Company—Board of Directors of the Combined Company” in this proxy statement/prospectus. Messrs. Kretzmer and Silver currently serve as independent directors on the CMFT Board. Messrs. Evans, Kretzmer and Silver will be entitled to receive the merger consideration of 1.098 shares of CMFT Common Stock in respect of each share of CCIT III Common Stock held by them (or underlying a restricted share award granted under the CCIT III

Equity Plan (a “CCIT III Restricted Share Award”)) as of immediately prior to the effective time of the CCIT III Merger. CCI III Management will also be entitled to receive the merger consideration in respect of shares it owns, which shares may be deemed beneficially owned by Messrs. Ressler and Shemesh as described above.

Certain Transactions with Related Persons

The following describes all transactions during the six months ended June 30, 2020 and the year ended December 31, 2019 and currently proposed transactions involving CCIT III, the CCIT III Board, CCI III Management, the Sponsor and any affiliate thereof. CCIT III’s independent directors are specifically charged with and have examined the fairness of such transactions to CCIT III stockholders, and have determined that all such transactions are fair and reasonable to CCIT III.

Our independent directors have reviewed the material transactions between our affiliates and us during the year ended December 31, 2019. Set forth below is a description of the transactions with affiliates. We believe that we have executed all of the transactions set forth below on terms that are fair and reasonable to CCIT III and on terms no less favorable to us than those available from unaffiliated third parties.

CCIT III Advisory Agreement

We are party to the CCIT III Advisory Agreement with CCI III Management whereby CCI III Management manages our day-to-day operations and identifies and makes investments on our behalf. In return, we pay CCI III Management a monthly advisory fee based upon our monthly average invested assets, which is based upon our monthly average asset value, which is based on the estimated market value of our investments that were acquired prior to the “as of” date of our most recent estimated NAV per share, and is based on the purchase price of the investments acquired subsequent to the “as of” date of the most recent estimated NAV per share. This monthly advisory fee is based upon the following amounts: (i) an annualized rate of 0.75% paid on our average invested assets that are between $0 to $2.0 billion; (ii) an annualized rate of 0.70% paid on our average invested assets that are between $2.0 billion and $4.0 billion; and (iii) an annualized rate of 0.65% paid on our average invested assets that are over $4.0 billion. CCI III Management waived its right to receive a monthly advisory fee during the year ended December 31, 2019 and the six months ended June 30, 2020. Therefore, during the year ended December 31, 2019, and the six months ended June 30, 2020, no such fees were paid. We also reimburse CCI III Management for expenses incurred in connection with the provision of services pursuant to the CCIT III Advisory Agreement, subject to certain limitations. During the year ended December 31, 2019 and the six months ended June 30, 2020, no such reimbursements were paid to CCI III Management.

We also pay to CCI III Management or its affiliates acquisition fees of up to 2.0% of (i) the contract purchase price of each property or asset that we acquire, (ii) the amount paid in respect of the development, construction or improvement of each asset we acquire, (iii) the purchase price of any loan we acquire, and (iv) the principal amount of any loan we originate. During the year ended December 31, 2019, and the six months ended June 30, 2020, no such payments were made. In addition, we reimburse CCI III Management or its affiliates for acquisition expenses incurred in the process of acquiring each property or asset or in the origination or acquisition of a loan, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of the CCIT III Board, including a majority of our independent directors, as commercially competitive, fair and reasonable to CCIT III. During the year ended December 31, 2019, and the six months ended June 30, 2020, there were no such expense reimbursements paid. Furthermore, we reimburse the expenses paid or incurred by CCI III Management or its affiliates in connection with the provision of advisory and administrative services, including related personnel costs and payment to third-party providers, subject to the limitation that we will not reimburse CCI III Management for any amount by which the operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceed the greater of (i) 2.0% of average invested assets, or (ii) 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period. We also will not reimburse CCI III Management or its affiliates for compensation paid to our executive officers or employees of CCI III Management in connection with the services for which CCI III Management or its affiliates receive an acquisition fee, financing coordination fee or a disposition fee. During the year ended December 31, 2019, and the six months ended June 30, 2020, no such operating expense reimbursements were paid. Additionally, for substantial assistance in connection with the sale of one or more properties (or our entire portfolio), we pay CCI III Management or its affiliates a disposition fee in an amount equal to up to one-half of the real estate or brokerage commission paid by us to third parties on the sale of such properties, not to exceed 1.0% of the contract price of each property sold; provided, however, in no event may the total disposition fees paid to CCI III Management, its affiliates and unaffiliated third parties exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price. In addition, if CCI III Management or its affiliates provides a substantial amount of services (as determined by a majority of our independent directors) in connection with the sale of one or more assets other than properties, we may separately compensate CCI III Management or its affiliates at such rates and in such amounts as the CCIT III Board, including a majority of our independent directors, and CCI III Management agree upon, not to exceed an amount equal to 1.0% of the contract price of the assets sold. No such payments were made during the year ended December 31, 2019 or the six months ended June 30, 2020. If CCI III Management provides services in connection with the origination, assumption or refinancing of any debt to acquire properties or to make other permitted investments, we pay CCI III Management a financing coordination fee equal to 1.0% of the amount available and/or outstanding under such financing. However, CCI III Management will not be entitled to a financing coordination fee on any debt where a fee was previously received unless (i) the maturity date of the refinanced debt was scheduled to occur less than one year after the date of the refinancing and the new loan has a term of at least five years or (ii) the new loan is approved by a majority of our independent directors; and provided, further, that no financing coordination fee will be paid in connection with loans advanced by an affiliate of CCI III Management. During the year ended December 31, 2019, and the six months ended June 30, 2020, no such financing coordination fees were paid.

Additionally, we are required to pay to CCI III Management performance fees based on a percentage of proceeds or stock value upon our sale of assets or the listing of CCIT III Common Stock on a national securities exchange, but only if, in the case of our sale of assets, our investors have received a return of their net capital invested and a 6.0% annual cumulative, non-compounded return or, in the case of the listing of our common stock, the market value of our common stock plus the distributions paid to our investors exceeds the sum of the total amount of capital raised from investors plus the amount of distributions necessary to generate a 6.0% annual cumulative, non-compounded return to investors. In the event of a sale of our assets, after investors have received a return of their net capital invested and a 6.0% annual cumulative, non-compounded return, then we will pay to CCI III Management a fee equal to 15.0% of remaining net sale proceeds. Upon listing our common stock on a national securities exchange, we will pay to CCI III Management a fee equal to 15.0% of the amount, if any, by which (1) the market value of our outstanding stock plus distributions paid by us prior to listing, exceeds (2) the sum of the total amount of capital raised from investors and the amount of distributions necessary to generate a 6.0% annual cumulative, non-compounded return to investors. No performance fees were incurred related to any such events during the year ended December 31, 2019 or the six months ended June 30, 2020.

CCI III Management incurs expenses in connection with our organization and our public offering of our common stock. Pursuant to the CCIT III Advisory Agreement, we reimburse CCI III Management up to 1.0% of our gross offering proceeds with respect to those expenses (excluding selling commissions, the dealer manager fee and distribution and stockholder servicing fees). During the year ended December 31, 2019 and the six months ended June 30, 2020, we paid to CCI III Management a total of $7,000 and $0, respectively, to reimburse these expenses.

The CCIT III Advisory Agreement has a term expiring November 30, 2020, subject to an unlimited number of successive one-year renewals upon mutual consent of the parties. Our independent directors are required to determine, at least annually, that the compensation to CCI III Management is reasonable in relation to the nature and quality of services performed and the investment performance of CCIT III and that such compensation is within the limits set forth in the CCIT III Charter. Upon termination of the CCIT III Advisory Agreement, we may be required to pay to CCI III Management a performance fee similar to the performance fee described above if CCI III Management would have been entitled to a subordinated performance fee had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination.

Richard S. Ressler, our chief executive officer and president and one of our directors, is a vice president of CCI III Management. Additionally, Mr. Shemesh, a director, and Mr. DeBacker, the chief financial officer and treasurer of CCIT III, are officers of CCI III Management.

Dealer Manager Agreement

We are party to a Dealer Manager Agreement with CCO Capital, the dealer manager in the CCIT III IPO. As of the close of business on December 31, 2018, we terminated the primary portion of the CCIT III IPO. We had continued to sell shares of CCIT III Common Stock pursuant to the CCIT III DRIP pursuant to a registration statement on Form S-3 until August 30, 2020, when, in connection with the Mergers, the CCIT III Board approved the suspension of the CCIT III DRIP.

Pursuant to the Dealer Manager Agreement, we pay CCO Capital a distribution and stockholder servicing fee for shares of CCIT III Class T Common Stock that is calculated on a daily basis in the amount of 1/365th of 1.0% of the amount of our estimated NAV per share of CCIT III Class T Common Stock sold in our primary offering and is paid monthly in arrears. CCO Capital may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee. We will cease paying the distribution and stockholder servicing fee with respect to CCIT III Class T Common Stock at the earliest of (i) the end of the month in which the transfer agent, on our behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary shares of CCIT III Class T Common Stock held in such account; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of CCIT III Class A Common Stock and CCIT III Class T Common Stock in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fourth anniversary of the last day of the month in which our public offering (excluding the distribution reinvestment plan offering) terminated; (iv) the date such share of CCIT III Class T Common Stock is no longer outstanding; and (v) the date we effect a liquidity event (such as the sale of CCIT III, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares).

We do not pay selling commissions, dealer manager fees or distribution and stockholder servicing fees on shares purchased through our distribution reinvestment plan. For the year ended December 31, 2019 and the six months ended June 30, 2020, we paid to CCO Capital selling commissions, dealer manager fees and distribution and stockholder servicing fees totaling $91,449 and $26,573, respectively.

Richard S. Ressler, our chief executive officer and president and one of our directors, also is vice president of CCO Capital’s manager, CCO Capital Manager, LLC, and its sole member, CCO Group, LLC. Additionally, Mr. Shemesh, a director, and Mr. DeBacker, our chief financial officer and treasurer, are officers of CCO Capital Manager, LLC and CCO Group, LLC.

Pending Merger with CMFT

Subject to the terms and conditions of the CCIT III Merger Agreement, including the required approval of the CCIT III Merger and CCIT III Charter Amendment by CCIT III stockholders, we will merge with and into Merger Sub with Merger Sub surviving the CCIT III Merger, such that following the CCIT III Merger, the surviving entity will continue as an indirect, wholly owned subsidiary of CMFT. In accordance with the applicable provisions of the MGCL, the separate existence of CCIT III will cease at the effective time of the CCIT III Merger. CMFT is externally advised by CMFT Management, which is an indirect subsidiary of the Sponsor.

Termination Agreement

Concurrently with the entry into the CCIT III Merger Agreement, we entered into a termination agreement with respect to the CCIT III Advisory Agreement, which will become effective upon the consummation of the CCIT III Merger as described in “Advisory and Management Agreements” in this proxy statement/prospectus.

Certain Conflict Resolution Procedures

In order to reduce or eliminate certain potential conflicts of interest, the CCIT III Charter contains, or we have adopted policies containing, a number of restrictions relating to (1) transactions we may enter into with our Sponsor, CCI III Management, any of our directors or any of their respective affiliates, (2) certain future offerings and (3) the allocation of investment opportunities among other real estate programs sponsored by CCO Group. Conflict resolution provisions that are in the CCIT III Charter or in policies adopted by the CCIT III Board include, among others, the following:

•

We will not purchase or lease properties from our Sponsor, CCI III Management, any of our directors or any of their respective affiliates, unless a majority of the directors, including a majority of the independent directors, who are not otherwise interested in such transaction determines that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the seller or lessor, unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such property at an amount in excess of its current appraised value as determined by an independent appraiser. Although we have not established a policy that specifically addresses how we will determine the sale or lease price of a property that we sell or lease to an affiliated entity, we have a policy that governs all transactions with our Sponsor, CCI III Management, any of our directors or any of their affiliates (as described below), pursuant to which we will not sell or lease a property to an affiliated entity unless a majority of the directors, including a majority of the independent directors, not otherwise interested in the sale or lease transaction determines that such sale or lease transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

•

We will not make any loans to our Sponsor, CCI III Management, any of our directors or any of their respective affiliates, except that we may make loans to wholly owned subsidiaries and we may make or invest in mortgage loans involving our Sponsor, CCI III Management, our directors or their respective affiliates, provided, among other things, that an appraisal of the underlying property is obtained from an independent appraiser and the transaction is approved by a majority of our directors, including a majority of our independent directors, who are not otherwise interested in the transaction as fair and reasonable to us and on terms no less favorable to us than those available from unaffiliated third parties. In addition, our Sponsor, CCI III Management, any of our directors and any of their respective affiliates will not make loans to us or to joint ventures in which we are a joint venture partner unless approved by a majority of our directors, including a majority of the independent directors, who are not otherwise interested in the transaction, as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

•

CCI III Management and its affiliates will be entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner; provided, however, CCI III Management must reimburse us for the amount, if any, by which our total operating expenses, including the advisory fee, paid during the immediately prior four consecutive fiscal quarters exceeded the greater of: (i) 2% of our average invested assets for such period, or (ii) 25% of our net income, before any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets, for such period. Our independent directors will have the responsibility of limiting our total operating expenses to amounts that do not exceed the limitations described above unless they find that there are unusual and non-recurring factors sufficient to justify a higher level of expenses. Any such finding and the reasons in support thereof will be reflected in the minutes of the meetings of the CCIT III Board. If our independent directors make such a finding, we will send a written disclosure of that fact, together with an explanation of the factors our independent directors considered in determining that such higher level of expenses was justified, within 60 days after the end of that fiscal quarter.

•

Our property acquisitions and other investments are allocated among us and the programs sponsored by CCO Group pursuant to an asset allocation policy. Pursuant to the policy, in the event that an investment opportunity becomes available that may be suitable for both us or one or more of the other programs sponsored by CCO Group, and for which more than one of such entities has sufficient uninvested funds, the CCIT III Allocation Committee will examine the following factors, among others, in determining the entity for which the investment opportunity is most appropriate:

•	the investment objective of each entity;

•	the anticipated operating cash flows of each entity and the cash requirements of each entity;

•	the effect of the acquisition on diversification of each entity’s investments by type of property, geographic area and tenant concentration;

•	whether any of the entities already owns an associated land parcel or building;

•	the amount of funds available to each program and the length of time such funds have been available for investment;

•	the ability of each entity to finance the property, if necessary;

•	the policy of each entity relating to leverage of properties;

•	the income tax effects of the purchase to each entity; and

•	the size of the investment.

If, in the judgment of the CCIT III Allocation Committee, the investment opportunity may be equally appropriate for more than one program, then the entity that has had the longest period of time elapse since it was allocated an investment opportunity of a similar size and type (e.g., office, industrial or retail properties or anchored shopping centers) will be allocated such investment opportunity.

If a subsequent development, such as a delay in the closing of the acquisition or a delay in the construction of a property, causes any such investment, in the opinion of the CCIT III Allocation Committee, to be more appropriate for an entity other than the entity that committed to make the investment, the CCIT III Allocation Committee may determine that another program sponsored by CCO Group will make the investment. The CCIT III Board has a duty to ensure that the method used for the allocation of the acquisition of properties by other programs sponsored by CCO Group seeking to acquire similar types of properties is applied fairly to us.

•

We will not enter into any other transaction with our Sponsor, CCI III Management, any of our directors or any of their affiliates, including the acceptance of goods or services from our Sponsor, CCI III Management, any of our directors or any of their affiliates, unless a majority of our directors, including a majority of the independent directors, who are not otherwise interested in the transaction approve such transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

The CCIT III Board’s Role in Risk Oversight

The CCIT III Board oversees our stockholders’ interest in the long-term health and the overall success of CCIT III and its financial strength.

The CCIT III Board is actively involved in overseeing risk management for CCIT III. It does so, in part, through its oversight of our property acquisitions and assumptions of debt, as well as its oversight of CCIT III’s executive officers and CCI III Management. In particular, the CCIT III Board may determine at any time to terminate the advisor, and must evaluate the performance of the advisor, and re-authorize the CCIT III Advisory Agreement, on an annual basis.

In addition, the audit committee is responsible for assisting the CCIT III Board in overseeing CCIT III’s management of risks related to financial reporting. The audit committee has general responsibility for overseeing the accounting and financial processes of CCIT III, including oversight of the integrity of CCIT III’s financial statements, CCIT III’s compliance with legal and regulatory requirements and the adequacy of CCIT III’s internal control over financial reporting. In addition, we have adopted policies and procedures with respect to complaints related to accounting, internal accounting controls or auditing matters, which enables anonymous and confidential submission of complaints that the audit committee is required to discuss with management. Further, in connection with the annual audit of CCIT III’s financial statements, the audit committee conducts a detailed review with CCIT III’s independent auditors of the accounting policies used by CCIT III and its financial statement presentation.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our market risk arises primarily from interest rate risk relating to variable-rate borrowings. To meet our short and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to manage our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not intend to hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

Interest Rate Risk

In connection with the acquisition of our properties, we have obtained variable rate debt financing and are therefore exposed to changes in LIBOR. As of June 30, 2020, we had an aggregate of $24.2 million of variable rate debt outstanding under our credit facility, and a change of 50 basis points in interest rates would result in a change in interest expense of $121,000 per annum. In the future, we may obtain additional variable rate debt financing to fund certain property acquisitions and may be further exposed to interest rate changes. Our objectives in managing interest rate risks will be to limit the impact of interest rate changes on operations and cash flows and to lower overall borrowing costs. To achieve these objectives, we expect to borrow primarily at interest rates with the lowest margins available and, in some cases, with the ability to convert variable rates to fixed rates.

In July 2017, the FCA that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the SOFR as its preferred alternative to U.S. dollar LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

We have variable rate debt outstanding under our credit facility maturing in September 2020 that is indexed to LIBOR. As such, we are monitoring and evaluating the related risks, which includes interest on loans. These risks arise in connection with transitioning contracts to a new alternative rate, including any resulting value transfer that may occur. The value of loans tied to LIBOR could also be impacted if LIBOR is limited or discontinued. For some instruments, the method of transitioning to an alternative rate may be challenging, as they may require negotiation with the respective counterparty.

If a contract is not transitioned to an alternative rate and LIBOR is discontinued, the impact on our contracts is likely to vary by contract. If LIBOR is discontinued or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness may be adversely affected.

While we expect LIBOR to be available in substantially its current form until the end of 2021, it is possible that LIBOR will become unavailable prior to that point. This could result, for example, if sufficient banks decline to make submissions to the LIBOR administrator. In that case, the risks associated with the transition to an alternative reference rate will be accelerated and magnified.

Credit Risk

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We are subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, states or industries could result in a material reduction of our cash flows or material losses to us.

The factors considered in determining the credit risk of our tenants include, but are not limited to: payment history; credit status and change in status (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. We believe that the credit risk of our portfolio is reduced by the high quality of our existing tenant base, reviews of prospective tenants’ risk profiles prior to lease execution and consistent monitoring of our portfolio to identify potential problem tenants and mitigation options.

Code of Business Conduct and Ethics

The CCIT III Board has adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers (the “CCIT III Code of Business Conduct and Ethics”) that is applicable to our principal executive officer, principal financial officer and principal accounting officer. The policy may be located on our sponsor’s website at www.cimgroup.com/investment-strategies/individual/managed-reit-corporate-governance by clicking on “CCIT III.”

If, in the future, we amend, modify or waive a provision in the CCIT III Code of Business Conduct and Ethics, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by posting such information on our sponsor’s website as necessary.

Director Independence

As required by the CCIT III Charter, a majority of the members of the CCIT III Board must qualify as “independent” as affirmatively determined by the CCIT III Board. Consistent with the CCIT III Charter and applicable securities and other laws and regulations regarding the definition of “independent,” after review of all relevant transactions or relationships between each director, or any of his family members, and CCIT III, our senior management and our independent registered public accounting firm, the CCIT III Board has determined that Messrs. Evans, Kretzmer and Silver, who comprise a majority of the CCIT III Board, qualify as independent directors. Although our shares are not listed for trading on any national securities exchange, our independent directors also meet the current independence and qualifications requirements of the NYSE.

THE COMBINED COMPANY

The information in this section contains certain pro forma and forward-looking information with respect to the Combined Company in the event the CCIT III Merger is consummated without regard to the CCPT  V Merger, and in the event both of the Mergers are consummated.

General Information

The Combined Company will retain the name “CIM Real Estate Investment Trust, Inc.” and, consistent with each of CCIT III, CCPT V and CMFT, will continue to be a Maryland corporation that intends to qualify as a REIT under the Code. The Combined Company will own and operate a diverse portfolio of real estate investments located throughout the United States.

The business of the Combined Company will be operated through CMFT OP and its subsidiaries. CMFT will continue to have the full, exclusive and complete responsibility for and discretion in the day-to-day management and control of CMFT OP.

Concurrently with entering into the CCIT III Merger Agreement, CMFT also entered into the CCIT II Merger Agreement. The consummation of the CCIT II Merger, the CCIT III Merger and the CCPT V Merger were not and are not conditioned on the consummation of any other merger. On October 29, 2020, the CCIT II Merger Agreement was terminated in accordance with its terms in order for CCIT II to enter into an alternative acquisition agreement with respect to a superior proposal (as such terms were defined in the CCIT II Merger Agreement). As a result, all provisions of the CCIT III Merger Agreement relating to CCIT II or the CCIT II Merger Agreement are no longer applicable.

The principal executive offices of the Combined Company will be 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016 and its phone number will be (602) 778-8700.

Board of Directors of the Combined Company

This section describes the anticipated composition of the board of directors of the Combined Company immediately following the consummation of the CCIT III Merger and, if applicable, the CCPT V Merger.

Following the CCIT III Merger, the CMFT Board will take or cause to be taken such action as may be necessary, in each case, to be effective as of the effective time of the CCIT III Merger, to cause those “Independent Directors” (as defined in the CCIT III Charter) serving as members of the CCIT III Board who do not otherwise serve on the CMFT Board to be elected to the CMFT Board effective as of the effective time of the CCIT III Merger to serve until the next annual meeting of stockholders of CMFT, together with the then members of the CMFT Board (and any members of the boards of directors of CCPT V appointed to the CMFT Board in connection with the CCPT V Merger).

Pursuant to the CCIT III Merger Agreement, the Nominating and Corporate Governance Committee of CMFT will recommend to the CMFT Board, after consultation with the Chairman of the CMFT Board, five to seven independent directors for election to the CMFT Board at the first annual meeting of stockholders of CMFT following the effective time of the CCIT III Merger and, if applicable, the CCPT V Merger.

Directors of the CCIT III/CMFT Combined Company

The following table sets forth certain information with respect to each of the persons who, in accordance with the CCIT III Merger Agreement, are expected to serve as directors and executive officers of the CCIT III/CMFT Combined Company immediately following the consummation of the CCIT III Merger:

Name	Age	Position(s)
Richard S. Ressler	62	Chairman of the Board, Chief Executive Officer and President
T. Patrick Duncan	72	Independent Director
Stephen O. Evans	75	Independent Director
Alicia K. Harrison	61	Independent Director
Lawrence S. Jones	73	Independent Director
W. Brian Kretzmer	67	Independent Director
Avraham Shemesh	58	Director
Howard A. Silver	66	Independent Director
Elaine Y. Wong	41	Director

Richard S. Ressler

Director of CMFT since 2018

Mr. Ressler has served as CMFT’s chief executive officer, president and a director since February 2018, and as the chairman of the CMFT Board and a member of the nominating and corporate governance committee since August 2018. Mr. Ressler also has served as vice president of CMFT Management, CMFT’s external manager, since February 2018. In addition, Mr. Ressler serves or served in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT III and CIM Income NAV	Chief executive officer, president and director	February 2018—Present

	Chairman of the board	August 2018—Present

CCIT II	Director	January 2019—Present

CCPT V	Director	January 2019—October 2019

Cole Corporate Income Management II, LLC (“CCI II Management”); CCI III Management; Cole REIT Management V, LLC (“CR V Management”); CIM Income NAV Management, LLC (“CIM Income NAV Management”); CREI Advisors; and CCO Group, LLC	Vice president	February 2018—Present

Mr. Ressler is the founder and President of Orchard Capital Corp. (“Orchard Capital”), a firm through which Mr. Ressler oversees companies in which Orchard Capital or its affiliates invest. Through his affiliation with Orchard Capital, Mr. Ressler serves in various senior capacities with, among others, CIM, a vertically-integrated owner and operator of real assets, and the indirect parent of CMFT’s sponsor, manager, dealer manager and property manager; Orchard First Source Asset Management (together with its controlled affiliates, “OFSAM”), a full-service provider of capital and leveraged finance solutions to U.S. corporations; and OCV Management, LLC (“OCV”), an investor, owner and operator of technology companies. Mr. Ressler also serves as a board member for various public and private companies in which Orchard Capital or its affiliates invest, including as chairman of j2 Global, Inc. (Nasdaq: JCOM), director of Presbia PLC (Nasdaq: LENS), and chairman of CIM

Commercial Trust Corporation (Nasdaq: CMCT) (“CMCT”), a real estate investment trust that acquires, owns and operates office investments and is operated by affiliates of CIM. Mr. Ressler served as Chairman and CEO of JCOM from 1997 to 2000 and, through an agreement with Orchard Capital, currently serves as its non-executive Chairman. Mr. Ressler has served as a director of LENS since January 2015 and as chairman of CMCT since March 2014. Mr. Ressler co-founded CIM in 1994 and, through an agreement with Orchard Capital, chairs its executive, investment, credit, allocation and asset management committees. Mr. Ressler co-founded the predecessor of OFSAM in 2001 and, through an agreement with Orchard Capital, chairs its executive committee. Mr. Ressler co-founded OCV in 2016 and, through an agreement with Orchard Capital, chairs its executive committee. Prior to founding Orchard Capital, from 1988 until 1994, Mr. Ressler served as Vice Chairman of Brooke Group Limited, the predecessor of Vector Group, Ltd. (NYSE: VGR) and served in various executive capacities at VGR and its subsidiaries. Prior to VGR, Mr. Ressler was with Drexel Burnham Lambert, Inc., where he focused on merger and acquisition transactions and the financing needs of middle-market companies. Mr. Ressler began his career in 1983 with Cravath, Swaine and Moore LLP, working on public offerings, private placements, and merger and acquisition transactions. Mr. Ressler holds a B.A. from Brown University, and J.D. and M.B.A. degrees from Columbia University. Mr. Ressler was selected to serve as a director because of his extensive real estate, business management and finance experience and expertise, in addition to his leadership roles at several public companies, all of which are expected to bring valuable insight to the board of directors of the CCIT III/CMFT Combined Company.

T. Patrick Duncan

Independent director of CMFT since 2015

Mr. Duncan has served as an independent director and a member of CMFT’s audit committee since September 2015, and as a member of CMFT’s nominating and corporate governance committee and chairman of CMFT’s valuation, compensation and affiliate transactions committee since August 2018. He previously served as the non-executive chairman of the CMFT Board from November 2015 until August 2018. Mr. Duncan also served as a member of the board of directors of CIM Income NAV from August 2013 until September 2015. For 27 years, Mr. Duncan served in various roles at USAA Real Estate Company, a private real estate investment company, most recently as its chief executive officer from January 2005 until he retired in May 2013. Mr. Duncan also served as vice chairman of the board of directors of USAA Real Estate Company and as a director of United Lender Services, a USAA company, from his retirement in May 2013 until December 2015. Prior to serving as chief executive officer, Mr. Duncan held the position of senior vice president, real estate operations with USAA Real Estate, with responsibilities that included the direction of all acquisitions, sales, co-investments, build-to-suits, land development capital markets, management and leasing of real estate. Before joining USAA Real Estate in 1986, Mr. Duncan was with Trammell Crow Company in Dallas, Texas with responsibilities as a financial partner of the firm, and prior to that, Mr. Duncan was a manager with Deloitte & Touche LLP. Mr. Duncan previously served on the boards of Meridian Industrial Trust, a former New York Stock Exchange-listed REIT, from 1994 to 1998, American Industrial Properties REIT, a former New York Stock Exchange-listed REIT, from 1996 to 2001, and Square Mile Capital Management, LLC, a diversified real estate investment firm, from 2012 to 2014. Mr. Duncan currently serves on the board of the Texas Research and Technology Foundation. Mr. Duncan received a degree from the University of Arizona and is a Certified Public Accountant, Certified Commercial Investment Member, and holds a Texas Real Estate Broker’s License. Mr. Duncan was selected to serve as a director because of his extensive experience as a real estate industry executive with executive investment, capital markets and financial expertise, all of which are expected to bring valuable insight to the board of directors of the CCIT III/CMFT Combined Company.

Stephen O. Evans

Independent Director of CCIT III since 2016

Mr. Evans has served as one of CCIT III’s independent directors and as a member of CCIT III’s audit committee since July 2016 and as chairman of CCIT III’s nominating and corporate governance committee and CCIT III’s valuation, compensation and affiliate transactions committee since August 2018. Mr. Evans previously served as non-executive chairman of the CCIT III Board from July 2016 to August 2018. Retiring in 2010, Mr. Evans served as an executive and trustee of Equity Residential (NYSE: EQR), a publicly traded REIT. In 1981, Mr. Evans co-founded and served as chief executive officer and chairman of Evans Withycombe Residential, a multi-family investment company focused in Arizona and California. In 1994, Evans Withycombe Residential (EWR) became a publicly traded REIT and Mr. Evans served as its chief executive officer and chairman until its merger with Equity Residential in December 1997. Mr. Evans served as a director of the Biltmore Bank of Arizona from 2004 to December 2012, and currently serves as a director of Communities Southwest, a private land investment and development company. His business affiliations have included the Arizona Multi-Housing Association, Urban Land Institute, National Multi-Housing Council and National Association of Real Estate Investment Trusts. Mr. Evans currently serves on the board of directors of the following non-profit organizations: Arizona Community Foundation, Arizona State University Foundation and Valley of the Sun United Way. Mr. Evans received a B.S. in Business Administration and a M.B.A. from Arizona State University. Mr. Evans was selected to serve as a director because of his extensive experience as a real estate industry executive, with strong leadership and investment expertise, all of which are expected to bring valuable insight to the board of directors of the CCIT III/CMFT Combined Company.

Alicia K. Harrison

Independent director of CMFT since 2016

Ms. Harrison has served as an independent director since June 2016, and as a member of CMFT’s valuation, compensation and affiliate transactions committee and as chairperson of CMFT’s nominating and corporate governance committee since August 2018. Previously, Ms. Harrison worked for Wells Fargo & Company and its predecessor banks from 1986 until 2012, when she retired as executive vice president in Commercial Banking. Her responsibilities at Wells Fargo included positions as area manager and group head for Southwest Regional Commercial Banking Office, manager of the Real Estate Department and integration team member for the Government and Institutional Banking Group, integrating the employees and clients of Wachovia Corporation following its acquisition by Wells Fargo in 2008. Prior to joining Wells Fargo, Ms. Harrison began her banking career in Houston with a predecessor bank of JPMorgan Chase & Co. (MBank) as a banker in the Energy Division after completing the Commercial Training program. Ms. Harrison has served on the board of directors and the audit and capital committees of Ryan Companies US, Inc., a national commercial real estate development, design and management company, since May 2012, and as a member of the board of directors and the nominating and governance committee of Independent Bank Group, Inc., a bank holding company (Nasdaq: IBTX), since May 2019. Ms. Harrison is a Life Member of the Arizona State University Sun Angel Foundation, and previously served as a trustee of the Sun Angel Foundation and on the boards of directors of the Fresh Start Women’s Foundation, the Greater Phoenix Economic Council, the Phoenix Art Museum, the Arizona Chapter of the American Red Cross, the Arizona Business Leadership Association and the Arizona Science Center. Ms. Harrison received a B.S. degree in Finance from Arizona State University and has completed postgraduate courses with the London School of Economics, City of London University Banking and the University of Southern California’s London Graduate School Program. Ms. Harrison was selected to serve as a director because of her financial services, investment management and real estate experience, all of which are expected to bring valuable insight to the board of directors of the CCIT III/CMFT Combined Company.

Lawrence S. Jones

Independent director of CMFT since 2012

Mr. Jones has served as an independent director and as the chairman of CMFT’s audit committee since March 2012, and as a member of CMFT’s valuation, compensation and affiliate transactions committee since August 2018. Mr. Jones served as the managing director of Encore Enterprises, Inc.—Equity Funds, a real estate development company, from August 2008 to April 2010. Previously, he served as a senior audit partner with PricewaterhouseCoopers LLP from September 1999 to July 2007, where he was the financial services industry leader for the Dallas and Houston markets from September 1999 to July 2006, and the firm’s representative to the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”) from 1999 to 2007. Prior to joining PricewaterhouseCoopers LLP, Mr. Jones served from March 1998 to June 1999 as executive vice president and treasurer of Wyndham International, Inc., an upscale and luxury hotel operating company. Mr. Jones began his career in 1972 at Coopers & Lybrand, a predecessor of PricewaterhouseCoopers LLP, and served as the partner in charge of Coopers & Lybrand’s national REIT practice from 1992 until March 1998. From July 1982 to June 1984, Mr. Jones served as a professional accounting fellow with the Office of the Chief Accountant of the SEC in Washington, D.C. Mr. Jones has previously served as a director of the Dallas Arts District Alliance and is currently a member of the Dallas Park and Recreation Board, the National Association of Corporate Directors, NAREIT, the Urban Land Institute (ULI) and the American Institute of Certified Public Accountants. Mr. Jones is a past-president of the Haas School of Business Alumni Association (University of California at Berkeley). He served as an independent director of Moody National REIT I, Inc. from March 2010 to February 2012. Mr. Jones received a B.A. degree in Economics and Corporate Finance from the University of California at Berkeley and a Master’s Degree in Corporate Finance from the UCLA Anderson School of Management. Mr. Jones was selected to serve as a director of CMFT because of his extensive experience as a certified public accountant and as a real estate industry executive, with strong leadership, management and technical skills, all of which are expected to bring valuable insight to the board of directors of the CCIT III/CMFT Combined Company.

W. Brian Kretzmer

Independent director of CMFT since 2018

Mr. Kretzmer has served as an independent director of CMFT since February 2018, and as a member of CMFT’s audit committee and CMFT’s valuation, compensation and affiliate transactions committee since August 2018. In addition, Mr. Kretzmer serves in the following positions for certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT III and CIM Income NAV	Independent director	February 2018—Present

Mr. Kretzmer currently operates his own consultancy practice and is an investor in several private firms where he serves in multiple capacities. From 1999 to 2006, Mr. Kretzmer was Chief Executive Officer of MAI Systems Corporation (which operated principally through its subsidiary Hotel Information Systems), a provider of enterprise management solutions for lodging organizations. He also served as Chief Financial Officer of MAI Systems Corporation from 1993 to 1996 and 1999 to 2000. Mr. Kretzmer is a thirty-year veteran in technology industries. Mr. Kretzmer has also served as a director of j2 Global, Inc. since July 2007. Mr. Kretzmer holds a B.A. from Montclair State University and an M.B.A. from Farleigh Dickinson University. Mr. Kretzmer was selected to serve as a director because of his extensive operational and financial perspective and accounting expertise, in addition to his leadership roles at MAI Systems Corporation, all of which are expected to bring valuable insight to the board of directors of the CCIT III/CMFT Combined Company.

Avraham Shemesh

Director of CMFT since 2019

Mr. Shemesh has served as a director of CMFT since March 2019. Mr. Shemesh has also served as president and treasurer of CMFT Management since February 2018. In addition, Mr. Shemesh serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT II	Chief executive officer, president and director	February 2018—Present

	Chairman of the board	August 2018—Present

CCPT V	Chief executive officer and president	February 2018—Present

	Director	March 2018—Present

	Chairman of the board	August 2018—Present

CIM Income NAV and CCIT III	Director	January 2019—Present

CR V Management; CCI II Management; CCI III Management; CIM Income NAV Management; CCO Group, LLC; and CREI Advisors	President and treasurer	February 2018—Present

Mr. Shemesh is a Co-Founder and Principal of CIM, with more than 25 years of active real estate, infrastructure and lending experience. Since co-founding CIM in 1994, Mr. Shemesh has been instrumental in building the firm’s real estate, infrastructure and debt platforms. He serves on CIM’s Investment and Real Assets Management Committees, providing guidance on the diverse opportunities available across CIM’s various platforms. Mr. Shemesh is responsible for CIM’s long-time relationships with strategic institutions and oversees teams essential to acquisitions, portfolio management and internal and external communication. Since March 2014, Mr. Shemesh also has served as a director of CMCT, a real estate investment trust that acquires, owns and operates office investments and is operated by affiliates of CIM. Prior to CIM, Mr. Shemesh was involved in a number of successful entrepreneurial real estate activities, including co-founding Dekel Development, which developed a wide variety of commercial and multifamily properties in Los Angeles. Mr. Shemesh was selected to serve as a director because of his significant experience with the real estate acquisition process and strategic planning as a result of his experience with CIM, including as Co-Founder thereof, as well as his leadership roles at CIM and CMCT, all of which are expected to bring valuable insight to the board of directors of the CCIT III/CMFT Combined Company.

Howard A. Silver

Independent director of CMFT since 2019

Mr. Silver has served as an independent director and a member of CMFT’s audit committee and CMFT’s valuation, compensation and affiliate transactions committee since October 2019. He has also served as an independent director and the chairman of the audit committee of CCIT III since July 2016 and as a member of its valuation, compensation and affiliate transactions committee since August 2018. From 1994 until 2007, Mr. Silver held various positions with Equity Inns, Inc., a publicly listed hospitality REIT on the New York Stock Exchange, including chief executive officer, president, chief financial officer, chief operating officer and secretary. Until the sale of Equity Inns to Whitehall Global Real Estate Funds in October 2007, Equity Inns was the largest hotel REIT focused on the upscale extended stay, all suite and midscale limited service segments of the hotel industry. From 1992 until 1994, Mr. Silver served as chief financial officer of Alabaster Originals, L.P., a fashion jewelry wholesaler. Prior to joining Equity Inns, Mr. Silver was employed by Ernst & Young LLP from 1987 to 1992 and by PricewaterhouseCoopers LLP from 1978 to 1985, both global accounting firms. Mr. Silver has served as a member of the board of directors of Education Realty Trust, Inc. (NYSE: EDR), a publicly listed collegiate housing REIT, since 2010 and currently serves as its lead independent director. Mr. Silver has also served as a member of the board of directors and chairman of the audit committee of Jernigan Capital, Inc. (NYSE: JCAP), a publicly listed mortgage REIT focused on lending to self-storage facilities, since April 2015. From January 2014 until the sale of the company in January 2016, he served as a member of the board of directors and as chairman of the audit committee of Landmark Apartment Trust, Inc., a publicly registered, non-traded multifamily REIT, and, from its inception in 2004 through the sale of the company in November 2013, he served as a member of the board of directors and chairman of the audit committee of CapLease, Inc. (NYSE: LSE), a publicly listed net lease REIT. From 2004 until the sale of the company in May 2012, Mr. Silver also served as a member of the board of directors of Great Wolf Resorts, Inc. (Nasdaq: WOLF), a publicly listed family entertainment resort company. Mr. Silver graduated cum laude from the University of Memphis with a B.S. in Accountancy and has been a Certified Public Accountant since 1980. Mr. Silver was selected to serve as a director because of his extensive experience in the real estate industry and accounting, which is expected to bring valuable insight to the board of directors of the CCIT III/CMFT Combined Company.

Elaine Y. Wong

Director of CMFT since 2019

Ms. Wong has served as a director of CMFT since October 2019. In addition, since October 2019, Ms. Wong has also served as a director of CCIT II, CCPT V and CIM Income NAV. Ms. Wong has served as a Principal of CIM and a member of its Investment Committee since February 2015, and as CIM’s Head of Marketing & Communications since May 2018. From February 2015 to April 2018, Ms. Wong served as CIM’s Global Head of Partner & Co-Investor Relations. She served at CIM from February 2012 to January 2015 as 1st Vice President, Global Head of Fundraising and Investor Relations, from February 2010 to January 2012 as Vice President, Fundraising & Investor Relations, and from April 2007 to January 2010 as Associate, Investor Relations. Prior to joining CIM, Ms. Wong served from May 2005 to March 2007 as an Associate at Perry Capital, LLC, and from July 2001 to April 2005 as an Analyst, and then Associate in the Equities Division, Financial and Strategic Management, of Goldman Sachs & Co. Ms. Wong received her Bachelor of Science degree in Accounting and Finance from New York University, Leonard N. Stern School of Business. Ms. Wong was selected to serve as a director because of her experience as a principal of CIM and her expertise in investor relations, marketing and communications strategy, as well as her background leading CIM’s fundraising efforts, all of which are expected to bring valuable insight to the board of directors of the CCIT III/CMFT Combined Company.

Directors of the Fully Combined Company

The following table sets forth certain information with respect to each of the persons who, in accordance with the CCIT III Merger Agreement and the definitive agreements in respect of the CCIT II Merger and CCPT V Merger, will serve as directors and executive officers of the Fully Combined Company, immediately following the consummation of the Mergers:

Name	Age	Position(s)
Richard S. Ressler (1)	62	Chairman of the Board, Chief Executive Officer and President
Marcus E. Bromley	71	Independent Director
T. Patrick Duncan (1)	72	Independent Director
Stephen O. Evans (1)	75	Independent Director
Robert A. Gary, IV	67	Independent Director
Alicia K. Harrison (1)	61	Independent Director
Calvin E. Hollis	68	Independent Director
Lawrence S. Jones (1)	73	Independent Director
W. Brian Kretzmer (1)	67	Independent Director
Avraham Shemesh (1)	58	Director
Howard A. Silver (1)	66	Independent Director
Elaine Y. Wong (1)	41	Director

(1)	Individual would also be a director of the CCIT III/CMFT Combined Company. For biographical information about such individual, refer to “—Directors of the CCIT III/CMFT Combined Company” above.

Marcus E. Bromley

Independent director of CCPT V since 2015

Mr. Bromley has served as an independent director of CCPT V and as a member of CCPT V’s audit committee since March 2015, and as a member of CCPT V’s nominating and corporate governance committee and chairman of CCPT V’s valuation, compensation and affiliate transactions committee since August 2018. He previously served as non-executive chairman of CCPT V’s board of directors from June 2015 until August 2018. Since July 2017, Mr. Bromley has served on the board of directors of Brookdale Senior Living Inc. (NYSE: BKD). In August 2018, Mr. Bromley joined the management committee of Sealy Industrial Partners, LP. Mr. Bromley served as a member of the board of directors of Cole Corporate Income Trust, Inc. and as a member of its audit committee from January 2011 until January 2015 when that company merged with Select Income REIT. From May 2005 until its merger with Spirit Realty Capital, Inc. in July 2013, Mr. Bromley served as a member of the board of directors of Cole Credit Property Trust II, Inc. and also served as the chairman of that company’s audit committee. He also served as a member of the board of directors of Cole Credit Property Trust III, Inc. from October 2008 until May 2012 and as a member of its audit committee from December 2008 until May 2012. From 1993 through 2005, Mr. Bromley served as a member of the board of trustees of Gables Residential Trust, a $3 billion multi-family residential REIT with operations in Texas, Georgia, South Florida, Washington, D.C. and Southern California that was listed on the New York Stock Exchange prior to its sale in 2005. From December 1993 until June 2000, Mr. Bromley also served as the chief executive officer of Gables Residential Trust. Prior to joining Gables Residential Trust, Mr. Bromley was a division partner of Trammell Crow Residential from 1982 until 1993. Mr. Bromley also serves on the advisory board of Nancy Creek Capital, an Atlanta-based private equity firm, and previously served on the board of directors of SG Partners, a multifamily residential company headquartered in Atlanta, Georgia, from 2013 until 2016. Mr. Bromley holds a B.S. in Economics from Washington & Lee University and an M.B.A. from the University of North Carolina. Mr. Bromley was selected to serve as a director of the Fully Combined Company because of his experience as the chief executive officer of a public real estate company, his general knowledge of the real estate industry and his financing experience, all of which are expected to bring valuable insight to the board of directors of the Fully Combined Company.

Robert A. Gary, IV

Independent director of CCPT V since 2015

Mr. Gary has served as an independent director of CCPT V and as a member of CCPT V’s audit committee since April 2015, as chairman of the audit committee since June 2015, and as chairman of CCPT V’s nominating and corporate governance committee and a member of the valuation, compensation and affiliate transactions committee since August 2018. Mr. Gary is a Co-Founder and current Ambassador of Keiter, PC, Certified Public Accountants and Consultants, which was founded in 1978. Mr. Gary has more than 38 years of experience in public accounting, providing accounting, tax, and consulting services to business organizations and individuals. His accounting practice has focused on general business consulting, real estate construction, development and management, employee benefits, executive compensation, estate planning and administration. Mr. Gary has provided insights and opportunities to clients in a variety of industries, including real estate, estates, trusts and foundations, private venture capital investors, manufacturing, distribution and professional services. He previously served as an independent director of Landmark Apartment Trust, Inc. (formerly Grubb & Ellis Apartment REIT, Inc.) from December 2005 until May 2014, and of Cornerstone Realty Income Trust from 2003 until its 2005 merger with Colonial Property. While serving on the boards of both Landmark and Cornerstone, Mr. Gary also served as the chairperson and financial expert for each company’s audit committee. He received a B.S. in Accounting from Wake Forest University and an M.B.A. from the University of Virginia’s Darden School of Business. Mr. Gary is a Certified Public Accountant, a Certified Information Technology Professional, a Chartered Global Management Accountant, and a member of the American Institute of Certified Public Accountants and the Virginia Society of Certified Public Accountants. He is also a Certified Financial Planner® and a Realtor licensed in Virginia. Mr. Gary was selected to serve as a director of the Fully Combined Company because of his experience as a Co-Founder of a certified public accounting firm, his general knowledge of the real estate industry and his financing and accounting experience, all of which are expected to bring valuable insight to the board of directors of the Fully Combined Company.

Calvin E. Hollis

Independent director of CCIT II and CCPT V since 2018

Mr. Hollis has served as an independent director of CCIT II since March 2018 and as a member of CCIT II’s valuation, compensation and affiliate transactions committee and CCIT II’s nominating and corporate governance committee since August 2018. In addition, Mr. Hollis has served as an independent director of CCPT V since March 2018 and as a member of CCPT V’s valuation, compensation and affiliate transactions committee since August 2018. Mr. Hollis retired from his position as Senior Executive Officer, Real Estate, Countywide Planning and Development for the Los Angeles County Metropolitan Transportation Authority effective year-end 2017. He served in that position from May 2011 until December 2017. His responsibilities included executive oversight of all real estate operations including acquisitions and dispositions, non-operating property asset management, and the commercial long term ground lease program. Prior to that, from February 2009 to May 2011, Mr. Hollis served as the Acting Chief Executive Officer and then Chief Operating Officer for the Community Redevelopment Agency (“CRA”) of the City of Los Angeles. Prior to joining the CRA, Mr. Hollis served as a Managing Principal with Keyser Marston Associates, Inc. from March 1983 to February 2009, where he provided real estate advisory services to over 150 public, institutional, and private clients in major public-private real estate transactions. Mr. Hollis is a former member of Lambda Alpha and the Urban Land Institute Public Private Partnership Counsel. Mr. Hollis received a B.A. in Economics from California State University Los Angeles. Mr. Hollis was selected to serve as a director of the Fully Combined Company because of his experience with real estate projects and transactions of all types, including his experience with public-private partnerships, all of which are expected to bring valuable insight to the board of directors of the Fully Combined Company.

Executive Officers of the Combined Company

The following individuals will serve as executive officers of the Combined Company:

Richard S. Ressler

Chief Executive Officer and President of CMFT since 2018

For biographical information about Mr. Ressler, refer to “—Board of Directors of the Combined Company—Directors of the CCIT III/CMFT Combined Company” above.

Nathan D. DeBacker

Chief Financial Officer and Treasurer of CMFT since 2016

Mr. DeBacker, age 40, has served as CMFT’s chief financial officer and treasurer since August 2016, and as vice president of CMFT Management since February 2018. In addition, Mr. DeBacker serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT II; CCIT III; CCPT V; and CIM Income NAV	Chief financial officer and treasurer	August 2016—Present

CR V Management; CCI II Management; CCI III Management; CIM Income NAV Management; CCO Group, LLC; and CREI Advisors	Vice president	February 2018—Present

CCO Capital	Vice president	December 2018—March 2019

	Chief financial officer	February 2018—December 2018

March 2019—Present

CIM Real Assets & Credit Fund	Chief financial officer and treasurer	August 2019—Present

In addition, Mr. DeBacker has served as chief financial officer of CMCT since March 2019. From August 2016 to February 2018, Mr. DeBacker served as senior vice president and chief financial officer, Cole REITs, of VEREIT, Inc. (“VEREIT”). Mr. DeBacker was the principal at CFO Financial Services, LLC, a certified public accounting firm that provided accounting, payroll, tax, forecasting and planning, business valuation and investment advisory services to business organizations, from May 2014 until August 2016. Mr. DeBacker was also registered as an investment adviser representative with Archer Investment Corporation, an investment advisory firm that partners with accountants and CPAs to provide investment management solutions for their clients, from November 2015 until August 2016. From December 2005 until May 2014, Mr. DeBacker worked at Cole Capital, the predecessor to CCO Group, and, following the merger with VEREIT, most recently served as vice president of real estate planning and analysis. From 2002 until 2005, Mr. DeBacker worked as an auditor for the independent public accounting firm of Ernst & Young LLP. Mr. DeBacker earned his bachelor’s degree in accounting from the University of Arizona and is a Certified Public Accountant in Arizona.

Portfolio of the Combined Company

The CCIT III/CMFT Combined Company would have, on a pro forma basis using data as of June 30, 2020, a total asset value of approximately $4.08 billion, consisting of 383 properties in 42 states comprised of approximately 18.5 million square feet. On a pro forma basis, the CCIT III/CMFT Combined Company portfolio would have an occupancy rate as of June 30, 2020 of approximately 95%.

The Fully Combined Company would have, on a pro forma basis using data as of June 30, 2020, a total asset value of approximately $4.8 billion, consisting of 533 properties in 45 states comprised of approximately 22.0 million square feet. On a pro forma basis, the Fully Combined Company portfolio would have an occupancy rate as of June 30, 2020 of approximately 95.3%.

Portfolio Statistics (as of June 30, 2020)
	CMFT	CCIT III	CCPT V	CCIT III / CMFT Combined Company	Fully Combined Company
Properties/States	381 / 42	2 / 2	150 / 34	383 / 42	533 / 45
Square Feet (in millions)	18.1	0.4	3.4	18.5	22
Portfolio Occupancy	94.6%	100.0%	98.1%	94.7%	95.3%
Tenant Concentration (1)	39.0%	100.0%	42.9%	38.4%	36.4%
Total Asset Value (in billions) (2)	$4.0	$0.05	$0.7	$4.08	$4.8
Asset Type (3)
Retail net lease	43%	0%	76%	43%	48%
Multi-tenant retail	38%	0%	24%	37%	35%
Office net lease	0%	63%	0%	1%	1%
Loans	16%	0%	0%	16%	13%
Industrial net lease	3%	37%	0%	3%	3%

(1)	Based on the percent of annualized rental income as of June 30, 2020 attributable to the top ten tenants, excluding the effect of any outstanding loans extended to tenants.
(2)	Based on third-party appraisals as of June 30, 2020.
(3)	By percent of total real estate value plus fair value of loans as of June 30, 2020.

MATERIAL PROPERTIES

CCIT III Material Properties

As of June 30, 2020, CCIT III had two properties with rental revenue equal to or greater than 10% of its total revenue or a purchase price equal to or greater than 10% of its total assets. The following table shows certain key information with respect to such properties, which CCIT III holds in fee simple:

Property Name	Location	Purchase Date	Total Purchase Price	Mortgage Debt Outstanding at September 30, 2020
Siemens	Milford, OH	9/23/2016	$32,750,000	$—
Actuant Corporation	Columbus, WI	11/6/2017	$16,900,000	—

CCIT III believes its material properties are suitable for their present and intended purposes, and CCIT III currently has no plans for any significant renovations, improvements or development of such properties. CCIT III also believes its material properties are adequately insured.

For federal income tax purposes, the preliminary depreciable basis in the properties described above is approximately $40.6 million. When CCIT III calculates depreciation expense for federal income tax purposes, CCIT III depreciates buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method, mid-month convention for a 40-year property and a straight-line method, half-year convention for all other properties.

Property	Federal Tax Basis (in thousands)	2019 Realty Taxes (in thousands)	2019 Realty Tax Rate
Siemens	$26,986	$525	2.10%
Actuant	$13,596	$227	0.02%

Siemens

The following is a schedule of historical average monthly occupancy of the Siemens property for each of the last five years:

Year ended December 31,	Average Monthly Occupancy	Average Monthly Rent (2)
2015	—	—
2016	100%	$204,624
2017	100%	$207,352
2018	100%	$211,499
2019	100%	$215,729

(1)	Average monthly rent is based upon the effective rental income after considering the effect of vacancies, concessions and write-offs.

The following table sets forth the principal provisions of the leases of tenants occupying 10% or more of the rentable square footage of the Siemens property:

Tenant	Industry	Lease Expiration	Annualized Rent (1) (in thousands)	% of Annualized Rent	Rentable Square Feet	% of Occupied Square Feet	Renewal Option
Siemens	Manufacturing	4/30/2026	$2,698	100%	221,215	100%	Yes	(2)

Total			$2,698	100%	221,215	100%

(1)

Represents gross monthly base rent, as of June 30, 2020, multiplied by twelve. The amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.

(2)	The lease contains an option of the tenant to renew the lease for one additional five-year term.

The following table sets forth the lease expirations for leases of the Siemens property for the next 10 years, assuming that tenants do not exercise any renewal options or early termination options:

Year of Lease Expiration	Number of Tenants	Square Feet of Expiring Leases	% of Square Feet Expiring	Annualized Rent (1) (in thousands)	% of Annualized Rent Expiring	Annualized Rent Per Occupied Square Foot
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
2024	—	—	—	—	—	—
2025	—	—	—	—	—	—
2026	1	221,215	100%	$2,698	100%	$12.20
2027	—	—	—	—	—	—
2028	—	—	—	—	—	—
2029	—	—	—	—	—	—

Thereafter	—	—	—	—	—	—
Total Occupied	1	221,215	100%	$2,698	100%	$12.20

Vacant	—	—	—	—	—	—

Total	1	221,215	100%	$2,698	100%	$12.20

(1)

Represents gross monthly base rent, as of June 30, 2020, multiplied by twelve. The amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.

Actuant

The following table sets forth the principal provisions of the leases of tenants occupying 10% or more of the rentable square footage of the Actuant property:

Tenant	Industry	Lease Expiration	Annualized Rent (1) (in thousands)	% of Annualized Rent	Rentable Square Feet	% of Occupied Square Feet	Renewal Option
Actuant	Manufacturing	12/31/2033	$1,190	100%	169,660	100%	Yes	(2)

Total			$1,190	100%	169,660	100%

(1)

Represents gross monthly base rent, as of June 30, 2020, multiplied by twelve. The amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.

(2)	The lease contains an option for the tenant to renew the lease on up to two occassions, each for a five-year term.

The following table sets forth the lease expirations for leases of the Actuant property for the next 10 years, assuming that tenants do not exercise any renewal options or early termination options:

Year of Lease Expiration	Number of Tenants	Square Feet of Expiring Leases	% of Square Feet Expiring	Annualized Rent (1) (in thousands)	% of Annualized Rent Expiring	Annualized Rent Per Occupied Square Foot
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
2024	—	—	—	—	—	—
2025	—	—	—	—	—	—
2026	—	—	—	—	—	—
2027	—	—	—	—	—	—
2028	—	—	—	—	—	—
2029	—	—	—	—	—	—

Thereafter	1	169,660	100%	$1,190	100%	$7.01
Total Occupied	1	169,660	100%	$1,190	100%	$7.01

Vacant	—	—	—	—	—	—

Total	1	169,660	100%	$1,190	100%	$7.01

(1)

Represents gross monthly base rent, as of June 30, 2020, multiplied by twelve. The amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.

The following is a schedule of historical average monthly occupancy of the Actuant property for each of the last five years:

Year ended December 31,	Average Monthly Occupancy	Average Monthly Rent (1)
2015	—	—
2016	—	—
2017	100%	$82,694
2018	100%	$84,141
2019	100%	$85,613

(1)	Average monthly rent is based upon the effective rental income after considering the effect of vacancies, concessions and write-offs.

THE CCIT III SPECIAL MEETING

This proxy statement/prospectus is being furnished in connection with the solicitation of proxies from CCIT III stockholders for use at the CCIT III Special Meeting. This proxy statement/prospectus and accompanying form of proxy are first being mailed to CCIT III stockholders on or about November 13, 2020.

Timing, Format and Purpose of the CCIT III Special Meeting

The CCIT III Special Meeting will be a virtual meeting conducted exclusively via live webcast at www.proxydocs.com/CCITIII, commencing at 9:00 a.m. Pacific Time on December 17, 2020, to consider and vote on the CCIT III Merger Proposal, the CCIT III Charter Amendment Proposal and the CCIT III Adjournment Proposal, which are described in greater detail in the section “Proposals Submitted to CCIT III Stockholders” in this proxy statement/prospectus.

CMFT stockholders are not voting on the proposals to be voted on at the CCIT III Special Meeting.

Recommendation of the CCIT III Board of Directors

Based on the unanimous recommendation of the CCIT III Special Committee of the proposals to be voted on at the CCIT III Special Meeting, the CCIT III Board recommends that CCIT III stockholders vote “FOR” each of such proposals. For the reasons for these recommendations, see the section “The CCIT III Merger—Recommendation of the CCIT III Board and Its Reasons for the CCIT III Merger” in this proxy statement/prospectus.

Record Date

All holders of record of shares of CCIT III Common Stock at the close of business on October 13, 2020, the record date for the CCIT III Special Meeting, are entitled to notice of, and to vote at, the CCIT III Special Meeting and any adjournment or postponement of the CCIT III Special Meeting.

Each share of CCIT III Common Stock owned as of the close of business on the CCIT III record date entitles its holder to cast one vote on each proposal at the CCIT III Special Meeting for which it is eligible to be voted. As of the record date, there were 3,229,444.246 shares of CCIT III Common Stock outstanding and entitled to vote at the CCIT III Special Meeting held by approximately 357 holders of record.

Voting by CCI III Management, CCIT III Directors and Affiliates

In accordance with the CCIT III Charter and the CCIT III Merger Agreement, the following persons are not entitled to vote any shares of CCIT III Common Stock they may own in respect of the CCIT III Merger Proposal: (1) CCI III Management, (2) any director of CCIT III, (3) any person directly or indirectly owning, controlling or holding, with the power to vote, 10% or more of the outstanding voting securities of CCI III Management, (4) any person of which CCI III Management or any director of CCIT III directly or indirectly owns, controls or holds, with the power to vote, 10% or more of the outstanding voting securities, (5) any person directly or indirectly controlling, controlled by or under common control with CCI III Management, (6) any executive officer, director, trustee or general partner of CCI III Management or (7) any legal entity for which CCI III Management or any director of CCIT III acts as an executive officer, director, trustee or general partner. The shares of CCIT III Common Stock owned by such persons are excluded for purposes of determining the number of outstanding shares entitled to vote on the CCIT III Merger Proposal.

As of the close of business on the CCIT III record date, five holders of record subject to the above restriction held 70,854.694 shares, representing approximately 2.2% of all the shares of CCIT III Common Stock outstanding and entitled to vote at the CCIT III Special Meeting, which shares cannot be cast in respect of the CCIT III Merger Proposal, and will not be considered in determining the number of shares entitled to vote on such proposal.

Required Vote; Quorum

Approval of each of the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal requires the affirmative vote of a majority of all of the outstanding shares of CCIT III Class A Common Stock and CCIT III Class T Common Stock, voting together as a single class, entitled to be cast on such proposals as of the close of business on the record date.

Approval of the CCIT III Adjournment Proposal requires the affirmative vote of a majority of all of the votes cast on such proposal at the CCIT III Special Meeting. Any shares of CCIT III Common Stock not voted (whether by abstention, broker non-vote or otherwise) have no impact on the vote on such proposal.

Regardless of the number of shares of CCIT III Common Stock you own, your vote is very important. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote your shares by phone or Internet.

The CCIT III Charter and CCIT III Bylaws provide that the presence, in person via the live webcast or by proxy, of stockholders entitled to cast at least 50% of all of the votes entitled to be cast at such meeting constitutes a quorum. Shares that are voted, shares abstaining from voting and broker non-votes are treated as being present at the CCIT III Special Meeting for purposes of determining whether a quorum is present.

No business may be conducted at the CCIT III Special Meeting if a quorum is not present at the CCIT III Special Meeting, other than the proposal to adjourn the CCIT III Special Meeting to solicit additional proxies. Pursuant to the CCIT III Bylaws, if such quorum is not established at the CCIT III Special Meeting, the chair of the meeting may adjourn the CCIT III Special Meeting sine die or from time to time not more than 120 days after the original CCIT III record date without notice other than announcement at the meeting.

Manner of Submitting a Proxy

CCIT III stockholders may vote for or against or abstain from voting on the proposals submitted at the CCIT III Special Meeting in person via the live webcast or by proxy. CCIT III stockholders can authorize a proxy in the following ways, within the required timeframes described below:

•	Internet. CCIT III stockholders may submit a proxy over the Internet by following the “Vote by Internet” instructions on the enclosed proxy card.

•	Telephone. CCIT III stockholders may submit a proxy by following the “Vote by Phone” instructions on the enclosed proxy card.

•	Prepaid Mail. CCIT III stockholders may submit a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed, postage-paid envelope provided.

CCIT III stockholders should refer to their proxy cards or the information forwarded by their bank, broker or other nominee to see which options for authorizing a proxy are available to them.

Proxies submitted by prepaid mail must be received by CCIT III prior to the vote at the CCIT III Special Meeting in order for such shares to be counted at the CCIT III Special Meeting. The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you submit a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail. The Internet and telephone facilities available to record holders will close at 9:00 am Pacific Time on December 17, 2020. For CCIT III stockholders who hold their shares through a bank, broker or other nominee, the Internet or telephone facilities available to such holders, if any, may close sooner than those for record holders.

The method by which CCIT III stockholders submit a proxy will in no way limit their right to vote at the CCIT III Special Meeting if they later decide to attend the meeting and vote online via the virtual webcast. If shares of CCIT III Common Stock are held in the name of a bank, broker or other nominee, CCIT III stockholders must obtain a proxy, executed in their favor, from the bank, broker or other nominee, to be able to vote online at the CCIT III Special Meeting.

All shares of CCIT III Common Stock entitled to vote and represented by properly completed proxies received prior to the CCIT III Special Meeting, and not revoked, will be voted at the CCIT III Special Meeting as instructed on the proxies. If CCIT III stockholders of record return properly executed proxies but do not indicate how their shares of CCIT III Common Stock should be voted on a proposal, the shares of CCIT III Common Stock represented by their properly executed proxy will be voted as the CCIT III Board recommends and therefore, (1) “FOR” the CCIT III Merger Proposal, (2) “FOR” the CCIT III Charter Amendment Proposal and (3) “FOR” the CCIT III Adjournment Proposal.

Shares Held in “Street Name”

If CCIT III stockholders hold shares of CCIT III Common Stock in an account of a bank, broker or other nominee and they wish to vote such shares, they must return their voting instructions to the bank, broker or other nominee.

If CCIT III stockholders hold shares of CCIT III Common Stock in an account of a bank, broker or other nominee and desire to vote online via the live webcast of the CCIT III Special Meeting, they must obtain a “legal proxy” from such bank, broker or other nominee in advance of the CCIT III Special Meeting. Such “legal proxy” will identify such CCIT III stockholder as the beneficial owner of shares of CCIT III Common Stock and will authorize such person to vote such shares.

Attending and Voting at the CCIT III Special Meeting

Registered and beneficial holders of CCIT III Common Stock as of the record date, or their authorized proxy, are entitled to attend the CCIT III Special Meeting online via live webcast.

To attend the CCIT III Special Meeting, CCIT III stockholders must register prior to the registration deadline of December 15, 2020 at 2:00 p.m. Pacific Time. Stockholders can register to attend the meeting by logging into the www.proxydocs.com/CCITIII website and entering the control number listed on the proxy card they received. Stockholders will then receive an email confirming that they registered and providing additional details. In addition, stockholders will receive an email one hour prior to the start time for the meeting with a unique url link that will allow them to join the meeting.

To attend the CCIT III Special Meeting, stockholders should visit www.proxydocs.com/CCITIII and enter the 12-or 16-digit control number included on their proxy card (for stockholders of record) or included with their voting instruction form provided by their bank, broker or other nominee (for holders in street name). Eligible CCIT III stockholders may log into the CCIT III Special Meeting website and enter their control number beginning 15 minutes before the commencement of the CCIT III Special Meeting. The meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the CCIT III Special Meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

If there are technical difficulties during the CCIT III Special Meeting (e.g., a temporary or prolonged power outage), the meeting may be promptly reconvened (if the technical difficulty is temporary) or may be adjourned and reconvened on a later day (if the technical difficulty is more prolonged). In any situation, CCIT III will promptly notify stockholders via a notification on www.proxydocs.com/CCITIII. If a CCIT III stockholder encounters technical difficulties accessing the CCIT III Special Meeting or asking questions during the CCIT III Special Meeting, a support line will be available on the login page of the CCIT III Special Meeting website.

Instructions on how to attend and participate online at the CCIT III Special Meeting, including how to demonstrate proof of stock ownership, ask questions and vote, are posted at www.proxydocs.com/CCITIII.

Abstentions and Broker Non-Votes; Failure to Vote

If a CCIT III stockholder that holds shares through a bank, broker or other nominee does not provide voting instructions to such nominee, such shares will NOT be voted and will be considered broker non-votes. An abstention occurs when a CCIT III stockholder attends the CCIT III Special Meeting, whether by proxy or in person via the live webcast, but abstains from voting.

Abstentions and broker non-votes will be counted in determining the presence of a quorum. Abstentions and broker non-votes, if any, will have the same effect as votes AGAINST each of the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal. Abstentions and broker non-votes will have no effect on the CCIT III Adjournment Proposal.

If a CCIT III stockholder does not attend the CCIT III Special Meeting, whether by proxy or in person via the live webcast, the shares held by such person will not be counted in determining the presence of a quorum. A failure to vote shares of CCIT III Common Stock will have the same effect as votes AGAINST each of the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal, and will have no effect on the CCIT III Adjournment Proposal.

Revocation of Proxies or Voting Instructions

CCIT III stockholders of record may change their vote or revoke their proxy at any time before it is exercised at the CCIT III Special Meeting by:

•

delivering, before the CCIT III Special Meeting commences, to CCIT III’s Secretary (at CCIT III’s executive offices at 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked;

•

delivering, before the CCIT III Special Meeting commences, to CCIT III’s Secretary (at CCIT III’s executive offices at 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016), a properly executed proxy relating to the same shares of CCIT III Common Stock that bears a later date than the previous proxy;

•	duly submitting a subsequently dated proxy relating to the same shares of CCIT III Common Stock by telephone or via the Internet before 9:00 am Pacific Time on December 17, 2020; or

•	attending the CCIT III Special Meeting online via live webcast and voting such shares during the CCIT III Special Meeting as described above.

Attending the CCIT III Special Meeting without voting will not revoke your proxy. CCIT III stockholders who hold shares of CCIT III Common Stock in an account of a bank, broker or other nominee may revoke their voting instructions by following the instructions provided by their bank, broker or other nominee.

Solicitation of Proxies; Payment of Solicitation Expenses

The solicitation of proxies from CCIT III stockholders is made on behalf of the CCIT III Board. CCIT III will pay the cost of soliciting proxies from CCIT III stockholders. CCIT III has contracted with Mediant Communications Inc. to assist CCIT III in the distribution of proxy materials and the solicitation of proxies. CCIT III expects to pay the proxy solicitor fees of approximately $12,000.00 to solicit and distribute proxies, which includes estimated postage and other out-of-pocket expenses of $3,000, plus other fees and expenses for other services related to this proxy solicitation, including, but not limited to, the review of proxy materials. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of CCIT III Common Stock of record for beneficial owners for forwarding to such beneficial owners. CCIT III will also reimburse persons representing beneficial owners for their reasonable out-of-pocket expenses for forwarding the solicitation material to such owners.

CCIT III Adjournment Proposal

In addition to the approval of the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal, CCIT III stockholders are also being asked to approve a proposal to approve any adjournments of the CCIT III Special Meeting for the purposes of soliciting additional proxies if there are not sufficient votes at the meeting to approve the CCIT III Merger Proposal or the CCIT III Charter Amendment Proposal, if necessary or appropriate. If the CCIT III Adjournment Proposal is approved, the CCIT III Special Meeting may be adjourned to any date not more than 120 days after the original record date and, in accordance with the CCIT III Merger Agreement, not more than 30 days after the date for which the CCIT III Special Meeting was originally scheduled.

If the CCIT III Special Meeting is postponed or adjourned for the purpose of soliciting additional proxies, CCIT III stockholders who already submitted their proxies will be able to revoke them at any time prior to their use at the adjourned Special Meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the CCIT III Special Meeting, please contact CCIT III’s proxy solicitor, Mediant Communications Inc., by telephone at (844) 280-5346.

PROPOSALS SUBMITTED TO CCIT III STOCKHOLDERS

Proposal 1: The CCIT III Merger Proposal

CCIT III stockholders are asked to consider and vote on a proposal to approve the CCIT III Merger pursuant to the CCIT III Merger Agreement. For a summary and detailed information regarding this proposal, see the information about the CCIT III Merger and the CCIT III Merger Agreement throughout this proxy statement/prospectus, including the information set forth in the sections “The CCIT III Merger” and “The CCIT III Merger Agreement” in this proxy statement/prospectus. A copy of the CCIT III Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Pursuant to the CCIT III Merger Agreement, approval of the CCIT III Merger Proposal is a condition to the consummation of the CCIT III Merger. If this proposal is not approved, the CCIT III Merger will not be completed.

Vote Required

Approval of this proposal requires the affirmative vote of the holders of a majority of all of the outstanding shares of CCIT III Class A Common Stock and CCIT III Class T Common Stock, voting together as a single class, entitled to vote on such proposal as of the close of business on the record date. For the avoidance of doubt, certain parties, including CCI III Management and any director of CCIT III shall not be entitled to vote on this proposal and any shares of CCIT III Common Stock held by such parties shall be excluded for purposes of determining the number of outstanding shares entitled to vote on this proposal. See the section “The CCIT III Special Meeting—Voting by CCI III Management, CCIT III Directors and Affiliates” in this proxy statement/prospectus.

Recommendation of the CCIT III Board

The CCIT III Board recommends that CCIT III stockholders vote “FOR” the CCIT III Merger Proposal.

Proposal 2: The CCIT III Charter Amendment Proposal

CCIT III stockholders are asked to consider and vote on a proposal to approve the CCIT III Charter Amendment that, if adopted, would delete from the CCIT III Charter the restrictions and requirements related to Roll-Up Transactions. The CCIT III Charter provides, among other things, that CCIT III stockholders who vote against a proposal to approve a Roll-Up Transaction are entitled to either (1) accept the securities of the Roll-Up Entity offered in the Roll-Up Transaction or (2) at the option of the person sponsoring the Roll-Up Transaction, either (a) remain holders of CCIT III Common Stock and preserve their interests therein on the same terms and conditions as existed previously or (b) receive cash in an amount equal to the stockholder’s pro rata share of the appraised value of CCIT III’s net assets. In addition, under the CCIT III Charter, CCIT III would be prohibited from participating in any Roll-Up Transaction (i) that would result in CCIT III stockholders having voting rights in a Roll-Up Entity that are less than those provided in the CCIT III Charter, (ii) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor, (iii) in which investors’ rights to access of records of the Roll-Up Entity will be less than those provided in the CCIT III Charter, or (iv) in which any of the costs of the Roll-Up Transaction would be borne by CCIT III if the Roll-Up Transaction was rejected by CCIT III stockholders. A copy of the CCIT III Charter Amendment is attached to this proxy statement/prospectus as Annex B.

The CCIT III Merger would constitute a Roll-Up Transaction under the CCIT III Charter. Pursuant to the CCIT III Merger Agreement, approval of the CCIT III Charter Amendment Proposal is a condition to the consummation of the CCIT III Merger. If this proposal is not approved, the CCIT III Merger will not be completed.

Vote Required

Approval of this proposal requires the affirmative vote of the holders of a majority of all of the outstanding shares of CCIT III Class A Common Stock and CCIT III Class T Common Stock, voting together as a single class, entitled to vote on such proposal as of the close of business on the record date.

Recommendation of the CCIT III Board

The CCIT III Board unanimously recommends that CCIT III stockholders vote “FOR” the CCIT  III Charter Amendment Proposal.

Proposal 3: The CCIT III Adjournment Proposal

CCIT III stockholders are being asked to consider and vote on a proposal to approve any adjournments of the CCIT III Special Meeting for the purposes of soliciting additional proxies if there are not sufficient votes at the meeting to approve the CCIT III Merger Proposal or the CCIT III Charter Amendment Proposal, if necessary or appropriate, as determined by the chair of the CCIT III Special Meeting. If the CCIT III Adjournment Proposal is approved, the CCIT III Special Meeting may be adjourned to any date not more than 120 days after the original record date and, in accordance with the CCIT III Merger Agreement, not more than 30 days after the date for which the CCIT III Special Meeting was originally scheduled. Among other things, approval of the adjournment proposal could mean that, even if CCIT III had received proxies representing a sufficient number of shares voted against either the CCIT III Merger Proposal or the CCIT III Charter Amendment Proposal to defeat the proposal, CCIT III could adjourn the CCIT III Special Meeting without a vote on the applicable proposal and seek to convince the holders of those shares to change their votes to votes in favor of the applicable proposal. If the CCIT III Special Meeting is postponed or adjourned for the purpose of soliciting additional proxies, CCIT III stockholders who already submitted their proxies will be able to revoke them at any time prior to their use at the adjourned CCIT III Special Meeting.

If there are insufficient votes at the CCIT III Special Meeting to approve the CCIT III Merger Proposal or the CCIT III Charter Amendment Proposal, CCIT III intends to move to vote on the CCIT III Adjournment Proposal. CCIT III does not intend to move to a vote on the CCIT III Adjournment Proposal if each of the CCIT III Merger Proposal and the CCIT III Charter Amendment Proposal is approved by the requisite number of shares at the CCIT III Special Meeting.

Vote Required

Approval of the CCIT III Adjournment Proposal requires the affirmative vote of a majority of all votes cast on such proposal at the CCIT III Special Meeting. Any shares not voted (whether by abstention, broker non-vote or otherwise) have no impact on the vote on such proposal.

Notwithstanding the CCIT III Adjournment Proposal, pursuant to Maryland law, the CCIT III Special Meeting may not be postponed or adjourned to a date that is more than 120 days from the original record date for the CCIT III Special Meeting.

Recommendation of the CCIT III Board

The CCIT III Board unanimously recommends that CCIT III stockholders vote “FOR” the CCIT III Adjournment Proposal.

No Other Business

In accordance with the CCIT III Merger Agreement, the CCIT III Special Meeting has been called exclusively for the purpose of seeking approval of the CCIT III Merger Proposal, the CCIT III Charter Amendment Proposal and the CCIT III Adjournment Proposal, and no other business may be properly brought before the CCIT III Special Meeting (or any adjournment or postponement of the CCIT III Special Meeting).

CCIT III stockholders are not entitled to vote on the CCPT V Merger.

THE CCIT III MERGER

The following is a description of the material aspects of the CCIT III Merger. While CMFT and CCIT III believe that the following description covers the material terms of the CCIT III Merger, the description may not contain all of the information that is important to CMFT stockholders and CCIT III stockholders. CMFT and CCIT III encourage CMFT stockholders and CCIT III stockholders to carefully read this entire proxy statement/prospectus, including the CCIT III Merger Agreement and the other documents attached to this proxy statement/prospectus, for a more complete understanding of the CCIT III Merger.

General

Each of the CCIT III Special Committee and the CCIT III Board has unanimously declared advisable, and each has unanimously approved, the CCIT III Merger Agreement, the CCIT III Charter Amendment, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement, based on, among other factors, the reasons described below in the section “—Recommendation of the CCIT III Board and Its Reasons for the CCIT III Merger.” In the CCIT III Merger, CCIT III will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Entity. CCIT III stockholders will receive the merger consideration described below under “The CCIT III Merger Agreement—Merger Consideration.”

Background of the CCIT III Merger

In September 2016, CCIT III commenced an initial public offering on a “best efforts” basis for up to $3.5 billion in shares of CCIT III Common Stock, consisting of up to $2.5 billion of shares in a primary offering and up to $1.0 billion of shares under CCIT III’s distribution reinvestment plan, pursuant to which stockholders could elect to have distributions reinvested in additional shares. However, CCIT III terminated the primary portion of the offering in December 2018, having raised only $30.2 million, and terminated the distribution reinvestment plan portion of the offering in April 2019, having raised only $1.0 million. A second offering under the distribution reinvestment plan conducted from May 2019 through August 2020 raised an additional approximately $749,000. The gross proceeds of approximately $31.6 million raised in such offerings (before organization and offering costs, selling commissions and dealer manager fees), along with borrowed funds, were used to acquire two office and industrial properties, comprising 391,000 rentable square feet of commercial space located in two states, and represents less than 1.0% of the amount sought to be raised in CCIT III’s initial public offering. As a result, CCIT III holds fewer investments and a less diversified property portfolio, and has higher fixed operating expenses (subject to an expense cap) as a percentage of gross income, than was anticipated at the commencement of CCIT III’s initial public offering.

In November 2019, management of CCIT III and the CCIT III Board discussed the possibility of CCIT III pursuing a combination with one of the other REITs managed by CIM. In March 2020, CCIT III engaged a third party financial advisor to explore a potential sale of CCIT III’s assets given CCIT III had fully deployed its capital and the economic environment in March 2020 remained favorable for sellers of net-leased office and industrial assets. Thereafter, as the economic disruption resulting from the COVID-19 pandemic worsened, CCIT III decided not to launch the sale process and formally terminated the engagement of its third party financial advisor in May 2020.

Following the February 2020 U.S. outbreak of COVID-19, CIM, the parent entity to the manager to several non-traded REITs, undertook a review of the actual and anticipated effects of the pandemic on the real estate industry, and developed action plans for the REITs in light of the pandemic that addressed, among other matters, impacts on tenants and rent collection, the ability to service debts and obtain future financing and the management of cash flows and expenses. In connection with this undertaking, CIM perceived that smaller REITs, already impacted disproportionately by developments and market dislocations in the real estate industry, including those impacting retail real estate, were likely to suffer more significantly from the economic and social conditions resulting from the pandemic as compared to larger, more diversified REITs. In light of this, CIM determined to explore with the boards of directors of the smaller REITs that it manages, namely CCIT II, CCIT III and CCPT V, a possible combination with the larger CMFT.

At separate special meetings of the CMFT Board, the CCIT III Board and the board of directors of each of CCIT II and CCPT V held on March 31, 2020, Mr. Richard S. Ressler, a director of CCIT III and a representative of each CCO Group affiliate that serves as manager to such REITs, discussed with the boards of directors CCO Group’s views regarding each company’s respective strategic position and CCO Group’s belief that REITs with larger, more diversified portfolios would be better able to adapt to and weather the effects of the pandemic by executing on opportunities for enhancing stockholder value under current market conditions in the real estate sector. Mr. Ressler also discussed with each of such boards of directors the possibility of a combination of CMFT, CCIT II, CCIT III and CCPT V.

Between April 2020 and June 2020, to assist each of CCIT II, CCIT III and CCPT V and its respective board of directors, CCO Group communicated with various investment banks regarding, among other things, their respective experiences with similar non-traded REIT combinations, and conveyed this information to the prospective special committee members for each of CCIT II, CCIT III and CCPT V.

On May 26, 2020 and May 27, 2020, as applicable, the CMFT Board, the CCIT III Board and the board of directors of each of CCIT II and CCPT V held separate regular meetings at which Mr. Ressler provided an update regarding management’s evaluation of a potential combination of CMFT, CCIT II, CCIT III and CCPT V. Mr. Ressler reiterated management’s belief that REITs with larger, more diversified portfolios, particularly those with moderate leverage, are likely to fare better in the COVID-19 environment because they are better positioned to maintain and attract credit, pursue available market opportunities and have more options for liquidity events than smaller entities. Mr. Ressler described CCO Group’s preliminary assessment of a combination of CMFT, CCIT II, CCIT III and CCPT V, which suggested the pro forma entity would have approximately $5.5 billion of total assets, significant portfolio diversification, strong weighted-average lease terms and attractive credit quality and leverage ratios. These characteristics of the pro forma entity were seen as not only enabling the Combined Company to better endure the pandemic, but also positioning it to thrive post-pandemic with the flexibility and scale to pursue multiple investment strategies. Each of the CMFT Board, the CCIT III Board and the board of directors of each of CCIT II and CCPT V asked management to continue evaluating such a combination.

At the May 26, 2020 and May 27, 2020 meetings, the boards of directors of each of CMFT, CCIT II, CCIT III and CCPT V discussed with their respective management the appropriateness of a special committee of independent and disinterested directors of each REIT to evaluate a proposed combination, and management suggested that the REITs coordinate so that no director of any REIT would be on more than one special committee with respect to the proposed transactions. After discussion at their respective meetings, each of the REIT boards of directors identified one or more independent and disinterested directors who could be considered for a special committee of that board of directors for purposes of evaluating the proposed combination, with the CCIT III Board identifying Mr. Steven O. Evans as its potential member of a special committee.

On June 8, 2020, Mr. Evans interviewed a representative of Miles & Stockbridge P.C. (“Miles & Stockbridge”) regarding such firm’s experience with the sale of public companies and with public non-traded REITs. That same day, Mr. Evans determined to engage Miles & Stockbridge as outside legal counsel for the special committee of CCIT III.

During the week of June 8, 2020, Mr. Evans discussed with representatives of Miles & Stockbridge the engagement of a financial advisor by the special committee of CCIT III. On June 15, 2020 and on June 17, 2020, Mr. Evans, with representatives of Miles & Stockbridge in attendance, held separate telephonic meetings with representatives of two investment banking firms, including Stanger, which had been recommended by CCI III Management. Both financial advisors had extensive experience advising on transactions involving public, non-traded REITs. Each investment banking firm provided an overview of its qualifications and a fee proposal.

On June 23, 2020, Mr. Evans held a telephonic meeting with representatives of Miles & Stockbridge to discuss the investment banking firm candidates and their fee proposals. Mr. Evans determined to engage Stanger as the financial advisor for the special committee of CCIT III.

At a regular meeting held on June 25, 2020, the CCIT III Board formally formed the CCIT III Special Committee, consisting of Mr. Evans, an independent and disinterested director who was not being appointed to the special committee of CMFT or the special committees of either CCIT II or CCPT V that were being formed for the purpose of evaluating the potential transaction. The CCIT III Board selected Mr. Evans for the CCIT III Special Committee because, among other reasons, he did not serve as a director of any of the other REITs that were expected to be involved in a potential combination.

The CCIT III Special Committee was delegated the power to explore a possible business combination with CMFT or an alternative transaction, to negotiate terms and conditions of any potential transaction and to recommend to the CCIT III Board whether a potential transaction is in the best interests of CCIT III and its stockholders. The CCIT III Special Committee was authorized to reject any potential transaction and was authorized to engage its own independent legal and financial advisors.

On June 25, 2020, the CCIT III Special Committee received from Sullivan & Cromwell LLP, counsel to the CMFT Special Committee (“Sullivan & Cromwell”), a form of confidentiality agreement that would permit the sharing of confidential information by and among CMFT, CCIT II, CCIT III and CCPT V on a confidential basis. In a telephonic meeting with representatives of Miles & Stockbridge on July 2, 2020, the CCIT III Special Committee discussed the proposed confidentiality agreement and instructed Miles & Stockbridge to continue working on finalizing such agreement and other matters related to sharing information among the various related parties.

On June 26, 2020, the CCIT III Special Committee received from CMFT a non-binding proposal to engage in a business combination with CMFT in a stock-for-stock merger transaction at a fixed exchange ratio to be based on the relative NAVs per share of each entity as of June 30, 2020. Among other things, such proposal provided that CCIT III would receive the benefit of a customary fiduciary out to permit the CCIT III Special Committee and the CCIT III Board to effect a change in recommendation for the proposed merger or to terminate the proposed merger, subject to the payment to CMFT of a termination fee and subject to the right of CMFT to match any superior proposal from a competing potential purchaser received by CCIT III. CMFT confirmed that it was also evaluating similar combinations with each of CCIT II and CCPT V based on each company’s relative NAV per share as of June 30, 2020, but that its proposal to CCIT III was not conditioned on such other potential transactions.

On June 30, 2020, the CCIT III Special Committee formally engaged Stanger as its financial advisor and ratified Mr. Evans’ engagement of Miles & Stockbridge as its outside legal counsel.

On July 6, 2020, in a telephonic meeting with representatives of Stanger and Miles & Stockbridge, the CCIT III Special Committee discussed the CMFT proposal, including the potential combination of all four REITs. Stanger reported to the CCIT III Special Committee that Stanger was waiting for CMFT Management to provide financial projections in respect of a combination between CCIT III and CMFT, as well as CMFT’s possible combination with CCIT II and CCPT V. Miles & Stockbridge discussed the form of the confidentiality agreement that, if approved by the CCIT III Special Committee, would be entered into by CCIT III with each of CMFT, CCIT II and CCPT V to facilitate mutual due diligence in connection with a proposed combination of the REITs.

On July 8, 2020, representatives of Miles & Stockbridge received from representatives of Sullivan & Cromwell an initial draft merger agreement providing for a combination of CMFT and CCIT III. The initial draft merger agreement contained certain terms favorable to CMFT, including a no-shop provision (without the opportunity for CCIT III to solicit alternative acquisition proposals from third parties), a termination fee payable by CCIT III under certain circumstances, limited representations and warranties of CMFT and limited interim operating restrictions on CMFT.

On July 14, 2020, representatives of Miles & Stockbridge, Sullivan & Cromwell and Latham & Watkins LLP and Goodwin Procter LLP, counsel for the special committee of the board of directors of each of CCIT II and CCPT V, respectively, held a telephonic meeting to discuss the process regarding negotiating the merger agreements, timing expectations and certain due diligence matters.

On July 13, 2020 and July 17, 2020, CCIT III entered into identical reciprocal confidentiality agreements with CCIT II, CCPT V, and CMFT, pursuant to which each of the companies would share information with each other on a confidential basis. The agreements included customary restrictions on the use and disclosure of confidential information and reciprocal standstill provisions.

During the course of the negotiations of the merger agreement providing for a combination of CMFT and CCIT III, at the direction of the CCIT III Special Committee, representatives of Miles & Stockbridge had periodic and ongoing conversations with representatives of Latham & Watkins LLP and Goodwin Procter LLP. These conversations focused on the status and terms of the respective transaction documents for each REIT and ongoing negotiations with CMFT and its advisors regarding such documentation. Periodically, representatives of Miles & Stockbridge, at the direction of the CCIT III Special Committee, conferred with representatives of Latham & Watkins LLP and Goodwin Procter LLP on uniform responses to terms set forth in the draft merger agreement on which the interests of CCIT II, CCIT III and CCPT V were aligned.

On July 30, 2020, the CCIT III Special Committee held a telephonic meeting with representatives of Stanger and Miles & Stockbridge to discuss the status of Stanger’s analysis of the CMFT proposal and the material terms of the proposal. Miles & Stockbridge discussed the duties of directors of a Maryland corporation and provided an update to the CCIT III Special Committee regarding the confidential sharing of information among the REITs. Representatives of Miles & Stockbridge discussed with the CCIT III Special Committee the draft merger agreement, which had been distributed to the CCIT III Special Committee in advance of the meeting. Miles & Stockbridge pointed out that the draft merger agreement did not include a “go-shop” provision and would generally prohibit CCIT III from soliciting interest from other potential counterparties to a sale or business combination following its execution. The CCIT III Special Committee discussed with its advisors the comparative merits of conducting a pre-signing market check and conducting a post-signing market check during a go-shop period. Stanger also advised the CCIT III Special Committee on the differences in the fee structures of the CCIT III Advisory Agreement and the CMFT Management Agreement.

Later on July 30, 2020, the CCIT III Special Committee, together with representatives of Stanger and Miles & Stockbridge, met with representatives of CMFT and Barclays Capital Inc., financial advisor to the CMFT Special Committee (“Barclays”). Representatives of CMFT presented the vision of combining the four REITs, which could involve rebalancing the portfolio of the Combined Company to increase its investment in net lease assets and originated commercial real estate debt while reducing exposure to multi-tenant assets. Representatives of CMFT indicated that the goals of the potential combination were to achieve economies of scale and a lower cost of capital and to create a more reliable dividend stream and an increased prospect of liquidity for stockholders of the Combined Company, including CCIT III stockholders. Representatives of CMFT responded to questions from Stanger regarding the potential combination, the termination fee included in the CMFT Management Agreement and the expected costs of transitioning the asset characteristics of the portfolio of the Combined Company.

On August 3, 2020, the CCIT III Special Committee held a telephonic meeting with representatives of Stanger and Miles & Stockbridge. At the meeting, Stanger reviewed the current financial structure and assets of CCIT III and discussed possible strategic alternatives, including the potential combination with CMFT. Stanger discussed the challenges of CCIT III continuing as a standalone entity, including its views that CCIT III lacks the size required for a feasible listing of CCIT III Common Stock. Stanger also discussed with the CCIT III Special

Committee the possibility of alternative transactions, including the sale to an unrelated party (or a sale of assets followed by liquidation). Stanger shared its view that, because of the small equity base of CCIT III, a listing on an established stock exchange would not be feasible. Stanger also presented information regarding certain financial and operating characteristics of the portfolios of each of CCIT III, CMFT and the other REITs, including their respective assets and property, debt, lease and tenant characteristics, and noted the recent challenges of CMFT in collecting rent from its tenants, due in part to the COVID-19 pandemic. Stanger’s presentation also involved certain information as of June 30, 2020 contained in third party valuation reports of CCIT III and each of CCIT II and CCPT V (each, a “Valuation Report”) and a comparison of the fee structures set forth in the CCIT III Advisory Agreement, the CMFT Management Agreement and the advisory agreements of each of CCIT II and CCPT V. Stanger discussed with the CCIT III Special Committee its analysis of the Fully Combined Company, based on certain of the projections provided by CMFT Management and CCI III Management. The Stanger analysis reflected two potential combinations of all four REITs, one on a status quo basis, assuming the Combined Company maintained the asset mix of the four REITs as of June 30, 2020, and one on a rebalanced basis, assuming the Combined Company redeployed assets to reduce its exposure to multi-tenant assets and increase its exposure to net lease assets and originated commercial real estate debt. Stanger expressed and discussed with the CCIT III Special Committee its assessment that, given the size of CCIT III and its limited number of assets, the proposed combination with CMFT was likely to deliver more value to CCIT III stockholders than a liquidation of CCIT III or a merger of CCIT III with an unrelated party. The CCIT III Special Committee discussed the fact that the merger between CCIT III and CMFT was not contingent on the consummation of the potential mergers between CMFT and CCIT II and CCPT V.

On August 7, 2020, the CCIT III Special Committee held a telephonic meeting with representatives of Stanger and Miles & Stockbridge. Stanger reported on its further analysis of an appropriate exchange ratio for a potential combination with CMFT, including if CMFT completed business combinations with either or both of CCIT II and CCPT V. The CCIT III Special Committee revisited with Stanger and Miles & Stockbridge the relative benefits of a pre-signing market check and a go-shop process. The CCIT III Special Committee instructed Stanger to convey to Barclays a response to the CMFT proposal that would include the following terms: (i) the exchange ratio payable by CMFT would reflect a 10% premium to the midpoint of the range of estimated NAV of CCIT III of as of June 30, 2020 set forth in its Valuation Report in light of the fact that the CMFT Management Agreement, which would govern the Combined Company, includes a less favorable termination fee provision than that which is included in the CCIT III Advisory Agreement, and in light of the costs to be incurred in redeploying assets in the combined entity, which would not include any of CCIT III’s assets, or a premium to be not less than the premium to be paid by CMFT in a combination with either CCIT II or CCPT V, and (ii) CCIT III would undertake a 30-day pre-signing market check. The CCIT III Special Committee and Miles & Stockbridge also discussed the status of negotiations of the merger agreement providing for a combination of CMFT and CCIT III, including that the proposed combination with CMFT would be conditioned on an amendment to the CCIT III Charter to remove provisions with respect to Roll-Up Transactions and the fact that CCI III Management would not be paid a fee in connection with the combination with CMFT.

Later that day, representatives of Stanger submitted the CCIT III counterproposal in writing to Barclays and discussed its terms by telephone with representatives of Barclays. A representative of Stanger followed up on such conversation by telephone with a representative of Barclays on each of August 10, 2020 and August 13, 2020, and in each case was informed that CMFT was negotiating terms with CCIT II and CCPT V and would respond to the counterproposal submitted by CCIT III soon.

On August 11, 2020, the CMFT Board, based on the recommendation of a valuation committee comprised of the independent directors of CMFT, including the directors on the CMFT Special Committee, unanimously approved an estimated NAV per share of CMFT of $7.31, equal to the approximate midpoint of the estimated range of NAV of CMFT as of June 30, 2020 set forth in the Valuation Report for CMFT (the “CMFT NAV Per Share”).

On August 12, 2020, the CCIT III Board, based on the recommendation of a valuation committee comprised of the independent directors of CCIT III, including Mr. Evans, unanimously approved an estimated NAV per share of CCIT III of $7.76, equal to the approximate midpoint of the estimated range of NAV of CCIT III as of June 30, 2020 set forth in the Valuation Report for CCIT III (the “CCIT III NAV Per Share”).

On August 17, 2020, representatives of Miles & Stockbridge distributed to representatives of Sullivan & Cromwell a revised draft of the merger agreement providing for a combination of CMFT and CCIT III and noted in the transmission that the draft did not include provisions regarding CCIT III’s right to conduct a market check because CCIT III proposed to conduct a market check before signing.

On August 20, 2020, a representative of Miles & Stockbridge discussed by telephone with representatives of Sullivan & Cromwell CCIT III’s expectations for a pre-signing market check.

On August 21, 2020, a representative of Barclays informed a representative of Stanger by telephone that the CMFT Special Committee had considered the CCIT III counterproposal and would not increase its initially proposed exchange ratio of 1.062 shares of CMFT Common Stock for each share of CCIT III Common Stock, which did not reflect a premium on the CCIT III NAV Per Share, based on the CMFT NAV Per Share, and that, in lieu of a pre-signing market check, CCIT III would be allowed a period of time to conduct a post-signing go-shop process with no termination fee payable by CCIT III in the event CCIT III entered into a transaction for a superior proposal during the go-shop period. The representative of Barclays further informed the representative of Stanger that CMFT had reached agreements in principle with each of CCIT II and CCPT V for stock-for-stock mergers at a 10.5% premium and 3.75% premium, respectively, to the companies’ respective NAVs per share (which had been approved by the boards of directors of each such other REIT based on the midpoints of the ranges of estimated NAV of CCIT II and CCPT V, respectively, as of June 30, 2020 set forth in the Valuation Reports). Later that day, representatives of Stanger conveyed such information to the CCIT III Special Committee.

On August 22, 2020, the CCIT III Special Committee held a telephonic meeting with representatives of Stanger and Miles & Stockbridge. The CCIT III Special Committee and Stanger discussed CMFT’s response to the CCIT III counterproposal. Stanger presented further financial analysis for CCIT III combined with CMFT, including CMFT combined with CCIT II and CCPT V, based on projections provided by CMFT Management and CCI III Management. The Stanger analysis included a scenario with existing assets of each entity and a scenario showing the possible redeployment of assets. Stanger’s updated analysis included the exchange ratios that CMFT had agreed to with CCIT II and CCPT V. The CCIT III Special Committee viewed the elimination of a termination fee during the go-shop period as a positive development, but continued to believe that it was appropriate for CCIT III stockholders to receive a premium to the CCIT III NAV Per Share. The CCIT III Special Committee asked Stanger to respond that, notwithstanding CCIT III’s small size relative to CMFT and the other REITs, CCIT III’s assets would not be redeployed and its stockholders should not disproportionately bear the costs of redeploying assets or of CMFT’s termination fee structure.

On August 24, 2020 and August 25, 2020, representatives of Stanger spoke on multiple telephone calls with representatives of Barclays regarding the exchange ratio in a merger between CMFT and CCIT III. On August 24, 2020, the CCIT III Special Committee held a telephonic meeting with representatives of Stanger and authorized Stanger to negotiate a lower premium of 8% to the CCIT III NAV Per Share. On August 25, 2020, representatives of Stanger informed representatives of Barclays by telephone of such reduced premium, and was informed that the CMFT Special Committee was prepared to approve a 3% premium.

On August 26, 2020, representatives of Sullivan & Cromwell distributed to representatives of Miles & Stockbridge a revised draft of the merger agreement providing for a combination of CMFT and CCIT III.

Also on August 27, 2020, the CCIT III Special Committee met by telephone with Mr. T. Patrick Duncan, the chairman of the CMFT Special Committee, to discuss the exchange ratio. Mr. Duncan affirmed the CMFT Special Committee’s willingness to proceed with a 3% premium to the CCIT III NAV Per Share and no termination fee during the go-shop process conducted by CCIT III and confirmed that, in light of the small size of CCIT III relative to CCIT II and to CCPT V, the CMFT Special Committee would not increase the exchange ratio above such premium. After further discussion, the CCIT III Special Committee determined to approve the 3% premium to the CCIT III NAV Per Share, which would equate to an exchange ratio of 1.093 shares of CMFT Common Stock for each share of CCIT III Common Stock, based on the CMFT NAV Per Share.

Later that same day, the CCIT III Special Committee reported the agreement in principle on the exchange ratio in a telephone conversation with representatives of Miles & Stockbridge. As part of such conversation, a representative of Miles & Stockbridge reported on the due diligence review of each of CMFT, CCIT II and CCPT V conducted by Miles & Stockbridge, as well as on the progress in negotiating the definitive documentation for the merger between CMFT and CCIT III, including in particular provisions with respect to (i) a proposed 38-day “go-shop” period and (ii) a termination right in favor of CCIT III in the event CMFT increased the exchange ratio payable in the CCIT II Merger or the CCPT V Merger above certain respective thresholds. The CCIT III Special Committee approved those provisions.

On August 28, 2020, representatives of Miles & Stockbridge distributed to representatives of Sullivan & Cromwell a revised draft of the merger agreement providing for a combination of CMFT and CCIT III.

On August 30, 2020, the CCIT III Special Committee met with representatives of Stanger and Miles & Stockbridge. At the meeting, a representative of Miles & Stockbridge reviewed with the CCIT III Special Committee the duties of directors of a Maryland corporation under Maryland law. Stanger then discussed certain potential strategic benefits of the CCIT III Merger and reviewed with the CCIT III Special Committee its financial analysis of the CCIT III Pre-Amendment Exchange Ratio, both with CMFT in a standalone merger and with CMFT after giving effect to its combination with either or both of CCIT II and CCPT V. Stanger orally rendered its opinion to the CCIT III Special Committee (which was subsequently confirmed in a written opinion addressed to the CCIT III Special Committee dated August 30, 2020) that, as of such date, the CCIT III Pre-Amendment Exchange Ratio to be received by CCIT III stockholders was fair to CCIT III stockholders, from a financial point of view. Representatives of Stanger also described steps proposed to be taken with respect to the proposed “go-shop” process that would be conducted by CCIT III following the signing of the CCIT III Merger Agreement. A representative of Miles & Stockbridge discussed with the CCIT III Special Committee the provisions, terms and conditions of the CCIT III Pre-Amendment Merger Agreement, the CCIT III Charter Amendment and the Termination Agreement, pursuant to which the CCIT III Advisory Agreement would be terminated at the effective time of the CCIT III Merger, each of which had been reviewed by the CCIT III Special Committee in advance of the meeting, and the proposed actions to be taken by the CCIT III Special Committee. Following discussion of, among other things, the reasons for the CCIT III Merger, the CCIT III Special Committee voted to, among other things, recommend that the CCIT III Board (i) approve the terms of the CCIT III Pre-Amendment Merger Agreement, the CCIT III Merger, the CCIT III Charter Amendment, the Termination Agreement and the other transactions contemplated by the CCIT III Merger Agreement, (ii) determine that the CCIT III Pre-Amendment Merger Agreement, the CCIT III Merger, the CCIT III Charter Amendment, the Termination Agreement and the other transactions contemplated by the CCIT III Pre-Amendment Merger Agreement are advisable and in the best interests of CCIT III and its stockholders and that those transactions are fair and reasonable and on terms and conditions no less favorable to CCIT III than those available from unaffiliated third parties, and (iii) direct that the CCIT III Merger and the CCIT III Charter Amendment be submitted for consideration at a meeting of the stockholders of CCIT III and recommend that the CCIT III stockholders vote in favor of the CCIT III Merger and the CCIT III Charter Amendment.

Following the CCIT III Special Committee meeting, on August 30, 2020, the CCIT III Board held a meeting at which representatives of Stanger, Miles & Stockbridge and CCI III Management were present. At the meeting, the CCIT III Board discussed the CCIT III Pre-Amendment Merger Agreement, the CCIT III Merger, the

CCIT III Charter Amendment, the Termination Agreement and other transactions contemplated by the CCIT III Pre-Amendment Merger Agreement. A representative of Miles & Stockbridge discussed the duties of directors of a Maryland corporation under Maryland law and discussed the provisions, terms and conditions of the CCIT III Pre-Amendment Merger Agreement and the CCIT III Charter Amendment. After discussion, the CCIT III Board, following the recommendation of the CCIT III Special Committee, unanimously (including the vote of a majority of the disinterested directors) (i) determined that the CCIT III Pre-Amendment Merger Agreement, the CCIT III Merger, the CCIT III Charter Amendment, the Termination Agreement and the other transactions contemplated by the CCIT III Pre-Amendment Merger Agreement, were advisable and in the best interests of CCIT III and that the CCIT III Pre-Amendment Merger Agreement, the CCIT III Merger and the Termination Agreement were fair and reasonable to CCIT III and on terms and conditions no less favorable to CCIT III than those available from unaffiliated third parties, (ii) authorized and approved the CCIT III Pre-Amendment Merger Agreement, the CCIT III Merger, the CCIT III Charter Amendment, the Termination Agreement and the other transactions contemplated by the CCIT III Pre-Amendment Merger Agreement and (iii) directed that the CCIT III Merger and the CCIT III Charter Amendment be submitted to a vote of the holders of CCIT III Common Stock and recommended that the holders of the CCIT III Common Stock vote in favor of the CCIT III Merger and the CCIT III Charter Amendment.

On August 30, 2020, following approval by the CCIT III Special Committee, the CCIT III Board, the CMFT Special Committee and the CMFT Board, each of CCIT III and CMFT executed the CCIT III Pre-Amendment Merger Agreement and each of CCIT III and CCI III Management executed the Termination Agreement. Additionally, CMFT simultaneously entered into definitive merger agreements providing for the CCIT II Merger and the CCPT V Merger.

On August 31, 2020, CMFT, CCIT II, CCIT III and CCPT V issued a joint press release announcing the execution of their respective merger agreements providing for the CCIT II Merger, the CCIT III Merger and the CCPT V Merger, respectively.

In accordance with the terms of the CCIT III Pre-Amendment Merger Agreement, following the execution of the CCIT III Pre-Amendment Merger Agreement, Stanger, at the direction of the CCIT III Special Committee, began soliciting inquiries and proposals from third parties. During the “go-shop” period, Stanger contacted 86 third parties to ascertain whether any of them had an interest in submitting a proposal for a transaction with CCIT III. Six of those parties indicated an interest in signing a non-disclosure agreement in order to have access to more information about CCIT III. Four of the six parties signed non-disclosure agreements and were given access to data regarding CCIT III and its assets. While each of the non-disclosure agreements contained a standstill provision in favor of CCIT III, none of them contained a “don’t ask, don’t waive” provision prohibiting the potential bidder from requesting that CCIT III waive the standstill restrictions. All four declined to submit proposals. The Go Shop Period End Time occurred at 11:59 p.m. (New York City time) on October 7, 2020.

On October 26, 2020, representatives of Barclays spoke by telephone with representatives of Stanger and informed Stanger that the merger agreement providing for the CCIT II Merger would be terminated by CCIT II in order for it to enter into an alternative transaction. In addition, Barclays advised Stanger that the agreement providing for the CCPT V Merger would be amended to increase the exchange ratio above the threshold that would permit CCIT III to terminate the CCIT III Pre-Amendment Merger Agreement in accordance with its terms and that CMFT was asking CCIT III to waive its termination right. Representatives of Stanger reported that information by email to the CCIT III Special Committee and to representatives of Miles & Stockbridge.

On October 27, 2020, the CCIT III Special Committee held a telephonic meeting with representatives of Stanger and Miles & Stockbridge. At the CCIT III Special Committee’s request, representatives of Stanger discussed the anticipated increased exchange ratio in the CCPT V Merger and the premium that it represented with respect to the net asset value per share of CCPT V. The CCIT III Special Committee discussed with its advisors that the proposed combination with CMFT seemed less attractive without the assets of CCIT II. The CCIT III Special Committee observed that the concern regarding costs to be incurred by the Fully Combined Company in redeploying assets, which would not include any of CCIT III’s assets, was more of a concern with the possibility of the CCIT II Merger eliminated. The CCIT III Special Committee asked Stanger to consider the effect on its analysis of the additional shares of CMFT stock to be issued as a result of the increased exchange ratio in the CCPT V Merger.

On October 28, 2020, the CCIT III Special Committee held a telephonic meeting with representatives of Stanger and Miles & Stockbridge. At the request of the CCIT III Special Committee, Stanger discussed its analysis of CCIT III combined with CMFT, including with CMFT combined with CCPT V. The CCIT III Special Committee determined that, giving effect to the increased number of shares to be issued in the CCPT V Merger, the CCIT III Pre-Amendment Exchange Ratio should be adjusted to 1.103 shares of CMFT Common Stock for each share of CCIT III Common Stock, if the value per share of CCIT III Common Stock were to be unchanged. The CCIT III Special Committee discussed with its advisors its views regarding responding to CMFT’s request that CCIT III waive its entitlement to terminate the CCIT III Pre-Amendment Merger Agreement. The CCIT III Special Committee discussed its assessment that, given the size of CCIT III and its limited number of assets, a combination with CMFT was likely to deliver more value to CCIT III stockholders than a liquidation of CCIT III or a merger of CCIT III with an unrelated party. The CCIT III Special Committee discussed the costs already invested by it in the proposed combination with CMFT and the unfavorable market conditions for exploring alternatives. The CCIT III Special Committee asked its advisors, after the termination by CCIT II of the CCIT II Merger Agreement was finalized and, after the amendment between CCPT V and CMFT was finalized, to propose to Barclays that CCIT III would not exercise its right to terminate if the CCIT III Exchange Ratio were increased to 1.103 shares of CMFT Common Stock for each share of CCIT III Common Stock.

On October 29, 2020, representatives of Sullivan & Cromwell provided to Miles & Stockbridge signed copies of the letter agreement pursuant to which CCIT II and CMFT terminated the CCIT II Merger Agreement and a signed copy of an amendment to the CCPT V Merger Agreement amending the exchange ratio set forth therein to 2.892 shares of CMFT Common Stock for each share of CCPT V Common Stock. After Miles & Stockbridge shared those documents with the CCIT III Special Committee and with Stanger, representatives of Stanger spoke by telephone with representatives of Barclays and conveyed the proposal that the exchange ratio in the CCIT III Merger be increased to 1.103 shares of CMFT Common Stock for each share of CCIT III Common Stock.

On October 30, 2020, representatives of Barclays spoke by telephone with representatives of Stanger and reported that CMFT would agree to an increase in the CCIT III Exchange Ratio to 1.098. Barclays observed that CMFT would be receiving an approximate $7 million payment from CCIT II as a termination fee under the CCIT II Merger Agreement. Representatives of Stanger reported the conversation to the CCIT III Special Committee and the CCIT III Special Committee instructed Stanger to advise Barclays that the CCIT III Exchange Ratio of 1.098 was acceptable.

On October 30, 2020, representatives of Sullivan & Cromwell distributed to representatives of Miles & Stockbridge a proposed draft of an amendment to the CCIT III Pre-Amendment Merger Agreement.

On November 2, 2020, the CCIT III Special Committee met with representatives of Stanger and Miles & Stockbridge. At the meeting, a representative of Miles & Stockbridge reviewed with the CCIT III Special Committee the provisions of the proposed Amendment No. 1 to the CCIT III Pre-Amendment Merger Agreement, which increased the exchange ratio to 1.098 shares of CMFT Common Stock per share of CCIT III Common Stock and confirmed the irrevocable waiver by CCIT III of its right to terminate the CCIT III Merger Agreement, to the extent that such right to terminate arises from the increase of the exchange ratio in the CCPT V Merger to 2.892 shares of CMFT Common Stock for each share of CCPT V Common Stock. Stanger then reviewed with the CCIT III Special Committee its financial analysis of the proposed increased CCIT III Exchange Ratio, both with CMFT on a standalone basis and with CMFT after giving effect to its proposed combination with CCPT V, as more fully described under “- Opinion of the CCIT III Special Committee’s Financial Advisor.” Stanger orally rendered its opinion to the CCIT III Special Committee (which was subsequently confirmed in writing by delivery of Stanger’s written opinion addressed to the CCIT III Special Committee dated November 2, 2020) that, as of such date, the CCIT III Exchange Ratio to be received by

CCIT III stockholders pursuant to the CCIT III Merger Agreement is fair to CCIT III stockholders, from a financial point of view. Following discussion of, among other things, the reasons for the CCIT III Merger, which are described below under “- Recommendation of the CCIT III Board and its Reasons for the CCIT III Merger,” the CCIT Special Committee voted to, among other things, recommend that the CCIT III Board (i) approve the terms of the amendment to the CCIT III Merger Agreement and the CCIT III Merger, (ii) determine that the CCIT III Merger Agreement, including the amendment thereto, and the CCIT III Merger are advisable and in the best interest of CCIT III and its stockholders and that those transactions are fair and reasonable and on terms and conditions no less favorable to CCIT III than those available from unaffiliated third parties, and (iii) direct that the CCIT III Merger, as amended, be submitted for consideration at a meeting of stockholders of CCIT III and recommend that the CCIT III stockholders vote in favor of the CCIT III Merger, and (iv) otherwise ratify and confirm the actions taken by the CCIT III Board on August 30, 2020, including with respect to the CCIT III Charter Amendment and the Termination Agreement which were not altered or affected by the amendment.

Following the CCIT III Special Committee meeting, on November 2, 2020, the CCIT III Board held a meeting at which representatives of Stanger, Miles & Stockbridge and CCIT III Management were present. At the meeting, the CCIT III Board discussed the proposed CCIT III amendment to the CCIT III Merger Agreement, the CCIT III Merger and the revised CCIT III Exchange Ratio of 1.098 shares of CMFT Common Stock for each share of CCIT III Common Stock. A representative of Miles & Stockbridge discussed the provisions of the CCIT III Merger Agreement as amended, and the CCIT III Special Committee discussed its recommendation. After discussion of the revised CCIT III Exchange Ratio and the reasons in favor of the CCIT III Merger, the CCIT III Board, following the recommendation of the CCIT III Special Committee, with Messrs. Ressler and Shemesh abstaining, unanimously (including the vote of a majority of the disinterested directors) (i) determined that the CCIT III Merger Agreement and the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement were advisable and in the best interests of CCIT III and that the CCIT III Merger Agreement and the CCIT III Merger were fair and reasonable to CCIT III and on terms and conditions no less favorable to CCIT III and those available from unaffiliated third parties, (ii) authorized and approved the CCIT III Merger Agreement and the CCIT III Merger, (iii) directed that the CCIT III Merger be submitted to a vote of the holders of CCIT III common stock and recommended that the holders of the CCIT III common stock vote in favor of the CCIT III Merger, and (iv) ratified and confirmed all other actions taken by the CCIT III Board on August 30, 2020, including with respect to the CCIT III Charter Amendment and the Termination Agreement and any other transactions contemplated by the CCIT III Merger Agreement.

On November 3, 2020, following approval by the CCIT III Special Committee, the CCIT III Board, the CMFT Special Committee and the CMFT Board, each of CCIT III and CMFT executed the Amendment No. 1 to the CCIT III Merger Agreement.

Recommendation of the CCIT III Board and Its Reasons for the CCIT III Merger

In evaluating the CCIT III Merger Agreement, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement, the CCIT III Board considered the recommendations of the CCIT III Special Committee. In reaching their respective determinations, the CCIT III Board and the CCIT III Special Committee considered a number of factors, including the following material factors that supported their respective decisions to approve the CCIT III Merger Agreement, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement, which factors they believed were relevant whether CCIT III combines with CMFT alone or together with either of CCIT II and CCPT V:

•

CCIT III’s prospects as a standalone company are limited by its size relative to its expenses, including the fees that are payable to CCI III Management, and by the difficulty it has raising equity capital in the fundraising market for non-traded REITs, as evidenced by its initial public offering of CCIT III Common Stock conducted from September 2016 through December 2018.

•	CCIT III’s two properties are 100% leased and, without a secure source of additional capital, there are few opportunities for growth.

•	CCIT III’s size and other factors likely preclude it from listing the CCIT III Common Stock on a national securities exchange.

•	The CCIT III Exchange Ratio reflects a premium to the CCIT III NAV Per Share, based on the CMFT NAV Per Share.

•

Receipt of shares of CMFT Common Stock as merger consideration provides CCIT III stockholders the opportunity to continue ownership in the Combined Company, which is expected to provide a number of benefits, including the following:

•

The Combined Company is expected to have total assets of at least approximately $3.7 billion (or $5.9 billion if all Mergers are consummated), on a pro forma basis as of June 30, 2020, and is expected to have greater access to capital markets than CCIT III, which can be used to support further acquisitions and capital improvements.

•	The Combined Company is expected to have a lower debt to gross asset value than CCIT III.

•	The Combined Company is expected to have a more diversified asset mix, both in terms of asset type and geography, and a lower tenant concentration than CCIT III.

•	The Combined Company is expected to have a longer weighted average lease term as compared to CCIT III.

•

The potential rebalancing of the Combined Company’s portfolio following the Mergers, if undertaken by the Combined Company, to reduce its exposure to multi-tenant assets while increasing exposure to net lease assets and debt as a result of its increased size following the Mergers.

•

The expectation that the Combined Company will be better positioned than CCIT III to achieve certain potential liquidity events, such as listing its shares on a national securities exchange, as a result of increased size and other factors noted above.

•

The integrated organizational structure of the Combined Company will allow CMFT Management, which is managed by the same individuals who manage CCI III Management and the advisors of CCIT II and CCPT V, to focus its efforts on the operation of the Combined Company instead of separate REITs.

•	The integrated organizational structure of the Combined Company will allow CMFT Management to seek investment opportunities through its affiliates and CIM’s platform across the country.

•

The financial analysis prepared by Stanger and the opinion of Stanger orally rendered to the CCIT III Special Committee on August 30, 2020 (which was subsequently confirmed in writing by delivery of Stanger’s written opinion, dated August 30, 2020, addressed to the CCIT III Special Committee), as to, as of such date, the fairness, from a financial point of view, to the holders of CCIT III Common Stock of the CCIT III Exchange Ratio provided for in the CCIT III Merger Agreement. See “The CCIT III Merger—Opinion of the CCIT III Special Committee’s Financial Advisor” in this proxy statement/prospectus.

•	The CCIT III Exchange Ratio is fixed and will not be adjusted, which limits the impact of external factors on the CCIT III Merger.

•	The CCIT III Merger is not conditioned on CMFT closing either the CCIT II Merger or the CCPT V Merger.

•

The CCIT III Merger Agreement provides CCIT III the right, upon receipt of a written Acquisition Proposal that constitutes a Superior Proposal (as defined in “The CCIT III Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”) that did not result from a material breach of the non-solicitation provisions of the CCIT III Merger Agreement, to give notice of its intention to terminate the CCIT III Merger Agreement to enter an agreement for a

Superior Proposal and/or effect an Adverse Recommendation of Change (as defined in “The CCIT III Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”), subject to certain conditions.

•

The CCIT III Merger Agreement provided CCIT III with (i) a 38-day “go shop” period in which the CCIT III Special Committee was allowed to actively solicit inquiries and the making of proposals constituting, or reasonably expected to lead to, an Acquisition Proposal, by contacting third parties and (ii) the ability to terminate the CCIT III Merger Agreement after complying with applicable provisions to enter into an agreement for a Superior Proposal in connection with the go-shop process without the payment of a termination fee to CMFT.

•

After expiration of the “go-shop” period, the CCIT III Merger Agreement permits CCIT III, under certain specified circumstances, to consider an Acquisition Proposal if the CCIT III Special Committee determines, in good faith, that it is reasonably expected to lead to a Superior Proposal and provides the CCIT III Board with the ability, under certain specified circumstances, to make an Adverse Recommendation Change and to terminate the CCIT III Merger Agreement in order to enter into an agreement with respect to a Superior Proposal outside the go-shop process upon payment to CMFT of a $710,000 termination fee and up to $130,000 as reimbursement for expenses incurred by CMFT in connection with the CCIT III Merger.

•

The CCIT III Merger Agreement permits CCIT III to continue to pay its stockholders regular monthly dividends through the effective date of the CCIT III Merger in an amount up to an annual rate of 5.0% of the CCIT III NAV Per Share.

•

Each of the CCIT III Merger and the CCIT III Charter Amendment is subject to approval by CCIT III stockholders, which requires the affirmative vote of a majority of votes entitled to be cast on the CCIT III Merger and the CCIT III Charter Amendment.

•

The intent that the CCIT III Merger qualify as a reorganization for U.S. federal income tax purposes, which will result in a receipt of shares of CMFT Common Stock in the CCIT III Merger on a tax-deferred basis.

•

The commitment on the part of each of CCIT III and CMFT to complete the CCIT III Merger as reflected in their respective obligations under the terms of the CCIT III Merger Agreement and the absence of any required government consents.

•

The provision in the CCIT III Merger Agreement that CMFT will not waive, without CCIT III’s written consent, the condition precedent to closing of the CCPT V Merger that no event, circumstance, change or development will exist or have occurred that, individually or in the aggregate, constitutes or would reasonably be expected to constitute a material adverse effect on CMFT. “The CCIT III Merger—Conditions to Completion of the CCIT III Merger”.

•

The provision in the CCIT III Merger Agreement that permits CCIT III to terminate the CCIT III Merger Agreement, without payment of a termination fee, if CMFT increases the exchange ratio in respect of the CCPT V Merger to be greater than or equal to 2.862 shares of CMFT Common Stock per share of common stock of CCPT V.

•

The other terms of the CCIT III Merger Agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the CCIT III Merger Agreement.

The CCIT III Board and the CCIT III Special Committee also considered a variety of risks and other potentially negative factors in evaluating the CCIT III Merger Agreement, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement, including the following material factors:

•

The incentive fees payable by CMFT to CMFT Management of 20% of the amount by which returns on NAV exceed 7% may be less favorable than the incentive fees payable by CCIT III to CCI III Management, which are presently 15% of the amount by which returns on NAV exceed 6%. See “Parties to the CCIT III Merger—CIM Real Estate Finance Trust, Inc.—Certain Transactions with Related Persons—Management Agreement.”

•	A termination fee that may be in excess of 4.5% of the equity of CMFT is payable by CMFT to CMFT Management in the event the CMFT Management Agreement is terminated.

•

The costs to be incurred in the event the Combined Company sells assets and redeploys capital to reduce exposure to multi-tenant assets and increase exposure to net lease assets and commercial real estate debt.

•

The risk that the value of CMFT Common Stock to be received by CCIT III stockholders may decline as a result of the Mergers if the Combined Company does not achieve the anticipated benefits of the Mergers as rapidly or to the extent anticipated.

•

The risk that the attractiveness of the CCIT III Exchange Ratio may decline because it will not be adjusted in the event of an increase of the value of the shares of CCIT III Common Stock or a decrease in the value of CMFT Common Stock, including as a result of the CCPT V Merger or because of the different proportions of asset types held by CCIT III and CMFT (and CCPT V).

•	The risk that the CCPT V Merger does not close.

•	The risk that the Combined Company may not achieve a liquidity event on favorable terms.

•

The risk that a prolonged period of operations before the Combined Company achieves a liquidity event could, when coupled with expected general and administrative expenses of the Combined Company, result in lower investor returns than other strategic alternatives currently available to CCIT III.

•

The terms of the CCIT III Merger Agreement that limit the ability of CCIT III to initiate, solicit, knowingly encourage or facilitate inquiries or the making of a proposal, offer or other activities that constitute an Acquisition Proposal after the go-shop period terminates on October 7, 2020.

•

The risk that CCIT III would be less likely to enter into a Superior Proposal or that a Superior Proposal would be less attractive than it otherwise would be on account of the termination fee payable to CMFT in connection with a Superior Proposal after the Go Shop Period End Time.

•

The risk that, while the CCIT III Merger is expected to be completed, there is no assurance that all the conditions to the parties’ obligations to complete the CCIT III Merger will be satisfied or waived.

•	The risk of diverting the focus and resources of CCI III Management from operational matters and other strategic opportunities during the pendency of the CCIT III Merger.

•	The risk of stockholder litigation relating to the CCIT III Merger.

•

The obligations under the CCIT III Merger Agreement regarding the restrictions on the operation of CCIT III’s business between signing the CCIT III Merger Agreement and the completion of the CCIT III Merger may delay or prevent CCIT III from undertaking business opportunities that may arise or other actions it would otherwise take with respect to its operations absent the pending completion of the CCIT III Merger.

•	The expenses to be incurred by CCIT III in connection with pursuing the CCIT III Merger.

•	Each of CCIT III, CMFT, CCIT II and CCPT V is and, during negotiations of the CCIT III Merger, were managed by affiliates of CCO Group and, therefore, conflicts of interest may have been involved when the individuals that comprised the management teams of each entity assisted their respective boards of directors in connection with the Mergers.

•

Some of CCIT III’s directors and executive officers have interests with respect to the CCIT III Merger that are different from, and in addition to, those of the CCIT III stockholders generally. See “—Interests of CCIT III’s Directors and Executive Officers in the CCIT III Merger” in this proxy statement/prospectus.

•	The types and nature of the risks described under the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing discussion of the factors considered by the CCIT III Board and the CCIT III Special Committee is not intended to be exhaustive and is not provided in any specific order or ranking, but rather includes certain material factors considered by the CCIT III Board and the CCIT III Special Committee. In view of the wide variety of factors considered in connection with their respective evaluations of the CCIT III Merger Agreement, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement, and the complexity of these matters, the CCIT III Board and the CCIT III Special Committee did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the different factors considered and individuals may have given different weights to different factors. The CCIT III Board and the CCIT III Special Committee conducted an overall review of the factors considered and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the CCIT III Merger Agreement, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement.

The explanation and reasoning of the CCIT III Board and the CCIT III Special Committee and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus.

After careful consideration, for the reasons set forth above, and based on the recommendation of the CCIT III Special Committee, the CCIT III Board determined the CCIT III Merger Agreement, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement to be fair, reasonable, advisable and in the best interests of CCIT III and its stockholders and approved the CCIT III Merger Agreement, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement. The CCIT III Board unanimously recommends that CCIT III stockholders vote “FOR” the CCIT III Merger Proposal, “FOR” the CCIT III Charter Amendment Proposal and “FOR” the CCIT III Adjournment Proposal.

Opinion of the CCIT III Special Committee’s Financial Advisor

On November 2, 2020, Stanger rendered to the CCIT III Special Committee its oral opinion, subsequently confirmed in writing, that, based upon and subject to the limitations and assumptions set forth in its written opinion, the CCIT III Exchange Ratio, and the aggregate shares of CMFT Common Stock represented thereby, to be received by CCIT III stockholders pursuant to the CCIT III Merger Agreement is fair to CCIT III stockholders, from a financial point of view.

The full text of Stanger’s written opinion, dated November 2, 2020, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with its opinion, is attached to this proxy statement/prospectus as Annex C. The summary of the Stanger opinion provided in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Stanger’s advisory services and opinion were provided for the information and assistance of the CCIT III Special Committee in connection with its consideration of the CCIT III Merger, and the opinion does not constitute a recommendation as to how any CCIT III stockholder should vote with respect to the CCIT III Merger or any other matter.

Summary of Materials Considered

In the course of Stanger’s analysis to render its opinion, Stanger: (i) reviewed a draft copy of the Merger Agreement, which CCIT III indicated to be in substantially the form intended to be entered into by the parties; (ii) reviewed a draft copy of the merger agreement proposed to be entered into by CCPT V, CMFT and a wholly owned subsidiary of CMFT with respect to the CCPT V Merger; (iii) reviewed the financial statements of CCIT III, CCPT V and CMFT for the years ended December 31, 2017, 2018, and 2019, contained in the Form 10-K filed with the SEC; (iv) reviewed the financial statements of CCIT III, CCPT V and CMFT for the quarter ended June 30, 2020 contained in the Form 10-Q filed with the SEC; (v) reviewed the charters, bylaws and advisory and management agreements, and their respective amendments, for CCIT III, CCPT V and CMFT; (vi) reviewed the appraisals as of June 30, 2020 for the properties in which CCIT III, CCPT V and CMFT own an interest that were prepared by a third party advisor to the REITs; (vii) reviewed the net asset value reports as of June 30, 2020 for CCIT III, CCPT V and CMFT that were prepared by a third party advisor to the REITs; (viii) reviewed third party industry survey data; (ix) reviewed statistical data for publicly traded office, industrial, retail, mortgage and net lease REITs; and (x) reviewed such other documents and analysis as Stanger deemed appropriate.

Summary of Analyses

In preparing its opinion for the CCIT III Special Committee, Stanger performed a variety of analyses, including those described below. In rendering the opinion, Stanger applied judgment to a variety of complex analyses and assumptions. Stanger advised the CCIT III Special Committee that the preparation of a fairness opinion is a complex process that involves various quantitative and qualitative judgments and determinations with respect to financial, comparative and other analytical methods and information and the application of these methods and information to the unique facts and circumstances presented. Stanger arrived at its opinion based on the results of all analyses undertaken and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. The fact that any specific analysis is referred to is not meant to indicate that such analysis was given greater weight than any other analysis. Stanger made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its reviews and analyses. The assumptions made and the judgments applied in rendering the opinion are not necessarily susceptible to partial analysis or summary description. Accordingly, Stanger advised the CCIT III Special Committee that its entire analysis must be considered as a whole, and that selecting portions of its analyses, analytical methods and the factors considered by Stanger without considering all factors and analyses and assumptions, qualifications and limitations of each analysis would create an incomplete view of the evaluation process underlying its opinion.

The estimates contained in Stanger’s analyses and the referenced exchange ratio ranges indicated by any particular analysis are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, the analyses relating to the value of the assets or securities of CCIT III or the other REITs do not purport to be appraisals or reflect the prices at which such assets or securities actually may be purchased or sold, which may depend on a variety of factors, many of which are beyond the control of CCIT III and the other REITS and the control of Stanger. Much of the information used in, and accordingly the results of, Stanger’s analyses are inherently subject to substantial uncertainty and, therefore, none of CMFT, CCIT III nor Stanger assumes any responsibility if future results are materially different from those estimated or indicated.

Stanger’s opinion was provided to the CCIT III Special Committee in connection with its consideration of the CCIT III Merger and was one of several factors considered by the CCIT III Special Committee in evaluating the CCIT III Merger. Neither Stanger’s opinion nor its analyses were determinative of the merger consideration or of the views of the CCIT III Special Committee with respect to the CCIT III Merger. Below is a summary of the material valuation analyses prepared in connection with Stanger’s opinion.

Overview of Reviews and Analyses

In conducting its reviews and analysis, Stanger considered, among other things, a dividend discount analysis whereby the estimated value range of CCIT III was compared to the estimated value range of CMFT in each of the following scenarios (for purposes of this section, the “CMFT Scenarios”): (i) CMFT standalone, and (ii) CMFT combined with CCPT V. Stanger analyzed the CMFT Scenarios under a status quo scenario and a redeployment scenario that assumed certain retail assets would be sold and redeployed into loan investments (see the scenarios designated “Status Quo” and “80% Debt & 20% Net Lease” in the section “—Certain Unaudited Prospective Financial Information—Certain Combined Company Unaudited Prospective Financial Information” in this proxy statement/prospectus).

Stanger assumed a liquidation value at the end of the projection period for CCIT III and both a liquidation value and public market exit value at the end of the projection period for CMFT under each of the CMFT Scenarios.

CCIT III Analysis

Stanger performed a dividend discount analysis to calculate a range of implied present values of the future forecasted dividends and an estimated “residual value” for CCIT III Common Stock. Stanger relied on the projections prepared by CCI III Management for the calendar years 2020 through 2024. The projections prepared by CCI III Management reflected the specific assumptions regarding the probability of renewal of such leases and the market leasing assumptions associated with such lease including rental rate, growth rate, term, tenant improvement allowances and other market factors. The projections also assumed the availability of financing to meet capital requirements and debt refinancing requirements and provided for asset management fees, consistent with the fees charged under the existing advisory agreement and general and administrative expenses. The projected dividends per share of CCIT III Common Stock for the years 2020 through 2024 are presented in the table below.

2020 Dividend Per Share	$0.48
2021 Dividend Per Share	$0.38
2022 Dividend Per Share	$0.39
2023 Dividend Per Share	$0.40
2024 Dividend Per Share	$0.41

Stanger calculated a terminal value range for CCIT III by: (i) applying to the real estate assets of CCIT III a range of terminal cap rates as presented in the table below; (ii) subtracting liquidation transaction costs at 2.0% of asset value; (iii) subtracting the lease up costs estimated by Stanger to be incurred by CCIT III in connection with the expiration of the Siemens lease in April 2026; (iv) subtracting the debt of CCIT III projected by CCI III Management to be outstanding as of December 31, 2024; and (v) adding the net other assets projected by CCI III Management to be held by CCIT III at December 31, 2024.

Stanger discounted the dividends per share and residual values per share based on the discount rates presented in the table below to derive a net present value per share of CCIT III Common Stock.

	Low	High
Terminal Cap Rate	7.50%	8.00%
Discount Rate	8.00%	8.50%

The range of exit capitalization rates were determined by Stanger, based on its professional experience and judgement, after observing target residual capitalization rates cited in third party industry reports for the third quarter of 2020 (collectively, the “Third Party Residual Capitalization Rate Surveys”), which indicated: (i) target residual capitalization rates cited by survey participants for suburban office properties ranged from 4.50% to 8.00% and averaged 6.58%; (ii) target residual capitalization rates cited by survey participants for warehouse properties ranged from 4.50% to 7.00% and averaged 5.48%; and (iii) target residual capitalization rates cited by survey participants for net lease properties ranged from 5.50% to 8.50% and averaged 7.03%.

In performing its analysis, the discount rates used by Stanger represent Stanger’s estimated weighted average cost of capital for CCIT III based on Stanger’s professional experience and judgement.

CMFT – Status Quo Overview

Stanger performed a dividend discount analysis to calculate a range of implied present values of the future forecasted dividends and an estimated “residual value” for CMFT Common Stock under the CMFT Scenarios assuming the portfolio composition would remain unchanged during the projection period. Stanger relied on the projections prepared by CMFT Management for the calendar years 2020 through 2024. The projections prepared by CMFT Management reflected the specific assumptions regarding the probability of renewal of such leases and the market leasing assumptions associated with such lease including rental rate, growth rate, term, tenant improvement allowances and other market factors. The projections also assumed the availability of financing to meet capital requirements and debt refinancing requirements and provided for asset management fees, consistent with the fees charged under the CMFT Management Agreement, and general and administrative expenses. The projected dividends per share of CMFT Common Stock for the years 2020 through 2024 under each of the CMFT Scenarios are presented in the table below.

	CMFT	CCPT V CMFT
2020 Dividend Per Share	$0.30	$0.28
2021 Dividend Per Share	$0.34	$0.35
2022 Dividend Per Share	$0.34	$0.35
2023 Dividend Per Share	$0.42	$0.42
2024 Dividend Per Share	$0.48	$0.46

CMFT Analysis—Status Quo With Liquidation at Residual

Stanger calculated a terminal value range for CMFT under the status quo scenario by: (i) applying to the real estate assets of CMFT a range of terminal cap rates as presented in the table below; (ii) assuming the loan investments of CMFT were liquidated at par; (iii) subtracting transaction costs estimated at 2.0% of asset value; (iv) subtracting the debt of CMFT projected by CMFT Management to be outstanding as of December 31, 2024; (v) adding the net other assets projected by CMFT Management to be held by CMFT at December 31, 2024 and (vi) subtracting the estimated termination fee payable by CMFT Management upon certain terminations of the CMFT Management Agreement.

Stanger discounted the dividends per share and residual values per share based on the discount rates also presented in the table below to derive a net present value per share of CMFT Common Stock under each of the CMFT Scenarios.

	CMFT		CCPT V CMFT
	Low	High	Low	High
Terminal Cap Rate	7.00%	7.50%	6.75%	7.25%
Discount Rate	8.50%	9.00%	8.50%	9.00%

The range of exit capitalization rates were determined by Stanger, based on its professional experience and judgement, after observing target residual capitalization rates cited in the Third Party Residual Capitalization Rate Surveys. Stanger observed that the Third Party Residual Capitalization Rate Surveys indicated: (i) target residual capitalization rates cited by survey participants for strip shopping center properties ranged from 5.00% to 10.00% and averaged 7.05%; and (ii) target residual capitalization rates cited by survey participants for power center properties ranged from 5.75% to 10.00% and averaged 7.35%.

In performing its analysis, the discount rates used by Stanger represent Stanger’s estimated weighted average cost of capital for CMFT based on Stanger’s professional experience and judgement.

Following this analysis, Stanger then compared the ranges of implied equity values for each CCIT III and CMFT under each of the CMFT Scenarios. First, Stanger compared the highest implied equity value per share of CCIT III Common Stock to the lowest implied equity value per share of CMFT Common Stock under the CMFT Scenarios to derive the highest exchange ratio implied by each pair of estimates. Second, Stanger compared the lowest implied equity value per share of CCIT III Common Stock to the highest implied equity value per share of CMFT Common Stock under the CMFT Scenarios to derive the lowest exchange ratio implied by each pair of estimates. The exchange ratio range resulting from this analysis, as compared to the CCIT III Exchange Ratio of 1.098x provided for in the CCIT III Merger Agreement, was:

Implied Exchange Ratio Range

0.966x to 1.224x

Stanger concluded that the dividend discount analysis assuming CMFT under a status quo scenario with liquidation at residual supports the exchange ratio payable to CCIT III stockholders in the CCIT III Merger.

CMFT Analysis—Status Quo With Public Market Exit at Residual

Stanger calculated a terminal value range for CMFT under the status quo scenario by applying a range of market dividend yields as presented in the table below to the 2024 dividend per share of CMFT Common Stock projected by CMFT Management and discounted the dividends per share and residual values per share based on the discount rates also presented in the table below to derive a net present value per share under each of the CMFT Scenarios.

	CMFT		CCPT V CMFT
	Low	High	Low	High
Market Dividend Yield	6.50%	7.00%	6.25%	6.75%
Discount Rate	8.50%	9.00%	8.50%	9.00%

The range of market dividend yields were determined by Stanger, based on its professional experience and judgement, after observing dividend yields for the following publicly traded real estate investment trusts that focus on investing in net lease related real estate (the “Net Lease REITs”) and mortgages (the “Mortgage REITs”):

Net Lease REITs	Mortgage REITs

•  Agree Realty Corporation

•  Alpine Income Property Trust, Inc.

•  American Finance Trust, Inc.

•  EPR Properties

•  Essential Properties Realty Trust, Inc.

•  Four Corners Property Trust, Inc.

•  Gaming and Leisure Properties, Inc.

•  Getty Realty Corp.

•  Gladstone Commercial Corporation

•  Global Net Lease, Inc.

•  Lexington Realty Trust

•  Monmouth Real Estate Investment Corporation

•  National Retail Properties, Inc.

•  Netstreit Corporation

•  AG Mortgage Investment Trust, Inc.

•  AGNC Investment Corp.

•  Annaly Capital Management, Inc.

•  Anworth Mortgage Asset Corporation

•  Apollo Commercial Real Estate Finance, Inc.

•  Arbor Realty Trust, Inc.

•  Ares Commercial Real Estate Corporation

•  ARMOUR Residential REIT, Inc.

•  Blackstone Mortgage Trust, Inc.

•  BRT Apartments Corp.

•  Broadmark Realty Capital Inc.

•  Capstead Mortgage Corporation

•  Cherry Hill Mortgage Investment Corporation

•  Chimera Investment Corporation

Net Lease REITs	Mortgage REITs

•  One Liberty Properties, Inc.

•  Realty Income Corporation

•  Postal Realty Trust, Inc.

•  Spirit Realty Capital, Inc.

•  STAG Industrial, Inc.

•  STORE Capital Corporation

•  VEREIT, Inc.

•  W. P. Carey Inc.

•  Colony Credit Real Estate, Inc.

•  Colony Capital, Inc.

•  Dynex Capital, Inc.

•  Ellington Residential Mortgage REIT

•  Exantas Capital Corp.

•  Hannon Armstrong Sustainable Infrastructure Capital, Inc.

•  Hunt Companies Finance Trust, Inc.

•  Invesco Mortgage Capital Inc.

•  iStar Inc.

•  Jernigan Capital, Inc.

•  KKR Real Estate Finance Trust Inc.

•  MFA Financial, Inc.

•  NexPoint Real Estate Finance, Inc.

•  New Residential Investment Corp.

•  New York Mortgage Trust, Inc.

•  Orchid Island Capital, Inc.

•  PennyMac Mortgage Investment Trust

•  Ready Capital Corporation

•  Redwood Trust, Inc.

•  Starwood Property Trust, Inc.

•  TPG RE Finance Trust, Inc.

•  Two Harbors Investment Corp.

•  Western Asset Mortgage Capital Corporation

Stanger observed that the dividend yields for the Net Lease REITs, as of October 29, 2020, ranged from 3.8% to 14.9%, averaged 6.8% and had a median of 5.9% and the dividend yields for the Mortgage REITs ranged from 3.2% to 16.2%, averaged 9.1% and had a median of 10.2%.

In performing its analysis, the discount rates used by Stanger represent Stanger’s estimated weighted average cost of capital for CMFT based on Stanger’s professional experience and judgement.

Following this analysis, Stanger then compared the ranges of implied equity values for CCIT III and CMFT under each of the CMFT Scenarios. First, Stanger compared the highest implied equity value per share of CCIT III Common Stock to the lowest implied equity value per share of CMFT Common Stock under the CMFT Scenarios to derive the highest exchange ratio implied by each pair of estimates. Second, Stanger compared the lowest implied equity value per share of CCIT III Common Stock to the highest implied equity value per share of CMFT Common Stock under the CMFT Scenarios to derive the lowest exchange ratio implied by each pair of estimates. The exchange ratio range resulting from this analysis, as compared to the CCIT III Exchange Ratio of 1.098x provided for in the CCIT III Merger Agreement, was:

Implied Exchange Ratio Range

1.090x to 1.337x

Stanger concluded that the dividend discount analysis assuming CMFT under a status quo scenario with public market exit at residual supports the exchange ratio payable to CCIT III stockholders in the CCIT III Merger.

CMFT—Redeploy Overview

Stanger performed a dividend discount analysis to calculate a range of implied present values of the future forecasted dividends and an estimated “residual value” for CMFT Common Stock under the CMFT Scenarios assuming certain retail assets were sold and redeployed into loan investments over the projection period as described in the “80% Debt & 20% Net Lease” scenario in the section “—Certain Unaudited Prospective Financial Information—Certain Combined Company Unaudited Prospective Financial Information” in this proxy statement/prospectus (the “Redeployment”). Stanger relied on the projections prepared by CMFT Management for the calendar years 2020 through 2024. The projections prepared by CMFT Management reflected the specific assumptions regarding the Redeployment, the estimated probability of renewal of such leases and the market leasing assumptions associated with such lease including rental rate, growth rate, term, tenant improvement allowances and other market factors. The projections also assumed the availability of financing to meet capital requirements and debt refinancing requirements and provided for asset management fees, consistent with the fees charged under the CMFT Management Agreement, and general and administrative expenses. The dividends per share of CMFT Common Stock for the years 2020 through 2024 under each of the CMFT Scenarios are presented in the table below.

	CMFT	CCPT V CMFT
2020 Dividend Per Share	$0.30	$0.28
2021 Dividend Per Share	$0.42	$0.42
2022 Dividend Per Share	$0.56	$0.56
2023 Dividend Per Share	$0.58	$0.58
2024 Dividend Per Share	$0.58	$0.58

CMFT Analysis—Redeploy With Liquidation at Residual

Stanger calculated a terminal value range for CMFT under the redeploy scenario by: (i) applying to the real estate assets of CMFT a range of terminal cap rates as presented in the table below; (ii) assuming the loan investments of CMFT were liquidated at par; (iii) subtracting transaction costs estimated at 2.0% of asset value; (iv) subtracting the debt of CMFT projected by CMFT Management to be outstanding as of December 31, 2024; (v) adding the net other assets projected by CMFT Management to be held by CMFT at December 31, 2024 and (vi) subtracting the estimated termination fee payable by CMFT Management upon certain terminations of the CMFT Management Agreement.

Stanger discounted the dividends per share and residual values per share based on the discount rates also presented in the table below to derive a net present value per share of CMFT Common Stock under each of the CMFT Scenarios.

	CMFT		CCPT V CMFT
	Low	High	Low	High
Terminal Cap Rate	6.25%	6.75%	6.25%	6.75%
Discount Rate	7.25%	7.75%	7.25%	7.75%

The range of exit capitalization rates were determined by Stanger, based on its professional experience and judgement, after observing target residual capitalization rates cited in the Third Party Residual Capitalization Rate Surveys.

In performing its analysis, the discount rates used by Stanger represent Stanger’s estimated weighted average cost of capital for CMFT based on Stanger’s professional experience and judgement.

Following this analysis, Stanger then compared the ranges of implied equity values for each of CCIT III and CMFT under each of the CMFT Scenarios. First, Stanger compared the highest implied equity value per share of CCIT III Common Stock to the lowest implied equity value per share of CMFT Common Stock under the CMFT

Scenarios to derive the highest exchange ratio implied by each pair of estimates. Second, Stanger compared the lowest implied equity value per share of CCIT III Common Stock to the highest implied equity value per share of CMFT Common Stock under the CMFT Scenarios to derive the lowest exchange ratio implied by each pair of estimates. The exchange ratio range resulting from this analysis, as compared to the CCIT III Exchange Ratio of 1.098x provided for in the CCIT III Merger Agreement, was:

Implied Exchange Ratio Range

1.070x to 1.272x

Stanger concluded that the dividend discount analysis assuming CMFT under a redeploy scenario with liquidation at residual supports the exchange ratio payable to CCIT III stockholders in the CCIT III Merger.

CMFT Analysis—Redeploy With Public Market Exit at Residual

Stanger calculated a terminal value range for CMFT by applying a range of market dividend yields as presented in the table below to the 2024 dividend per share of CMFT Common Stock projected by CMFT Management and discounted the dividends per share and residual values per share based on the discount rates also presented in the table below to derive a net present value per share of CMFT Common Stock under each of the CMFT Scenarios.

	CMFT		CCPT V CMFT
	Low	High	Low	High
Market Dividend Yield	9.25%	9.75%	9.25%	9.75%
Discount Rate	7.25%	7.75%	7.25%	7.75%

The range of market dividend yields were determined by Stanger, based on its professional experience and judgement, after observing the dividend yields for the Net Lease REITs and the Mortgage REITs. In performing its analysis, the discount rates used by Stanger represent Stanger’s estimated weighted average cost of capital for CMFT based on Stanger’s professional experience and judgement.

Following this analysis, Stanger then compared the ranges of implied equity values for CCIT III and CMFT under each of the CMFT Scenarios. First, Stanger compared the highest implied equity value per share of CCIT III Common Stock to the lowest implied equity value per share of CMFT Common Stock under the CMFT Scenarios to derive the highest exchange ratio implied by each pair of estimates. Second, Stanger compared the lowest implied equity value per share of CCIT III Common Stock to the highest implied equity value per share of CMFT Common Stock under the CMFT Scenarios to derive the lowest exchange ratio implied by each pair of estimates. The exchange ratio range resulting from this analysis, as compared to the CCIT III Exchange Ratio of 1.098x provided for in the CCIT III Merger Agreement, was:

Implied Exchange Ratio Range

1.093x to 1.308x

Stanger concluded that the dividend discount analysis assuming CMFT under a redeploy scenario with public market exit at residual supports the exchange ratio payable to CCIT III stockholders in the CCIT III Merger.

Conclusions

Stanger concluded based upon its analysis and the assumptions, qualifications and limitations cited in its opinion, and in reliance thereon, that as of the date of the fairness opinion, the CCIT III Exchange Ratio, and the aggregate shares of CMFT Common Stock represented thereby, to be received by CCIT III stockholders pursuant to the CCIT III Merger Agreement is fair to CCIT III stockholders, from a financial point of view. The issuance of the fairness opinion was approved by the Fairness Opinion Committee of Stanger.

Assumptions

In conducting its review and rendering its opinion, Stanger assumed with the consent of the CCIT III Special Committee that the CCIT III Merger Agreement would not, when executed, differ in any material respect from the draft thereof that Stanger reviewed and that the CCIT III Merger would be consummated in accordance with the terms of the CCIT III Merger Agreement. Stanger was advised that it could rely upon, and therefore Stanger relied upon and assumed, without independent verification, the accuracy and completeness in all material respects of all financial and other information furnished or otherwise communicated to Stanger by CCIT III and CMFT and their advisors. Stanger did not perform an independent appraisal of the assets and liabilities of CCIT III, CMFT or CCPT V or engineering, structural or environmental studies of the CCIT III properties, CMFT properties or CCPT V properties and Stanger relied upon the representations of CCIT III, CMFT and CCPT V and their representatives and advisors regarding the physical condition and capital expenditure requirements of the properties of each respective entity. Stanger also relied on the assurance of CCIT III and CMFT that any pro forma financial statements, projections, budgets, tax estimates, value estimates or adjustments, or terms of the CCIT III Merger provided or communicated to Stanger were reasonably prepared on bases consistent with actual historical experience and reflect the then best available estimates and good faith judgments; that no material change had occurred in the value of the assets and liabilities of CCIT III, CMFT and CCPT V or the information reviewed between the date such information was provided and the date of the opinion letter; and that CCIT III and CMFT were not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading in any material respect.

Limitations and Qualifications

Stanger was not requested to, and therefore did not: (i) appraise the assets or liabilities of CCIT III, CMFT or CCPT V; (ii) make any recommendation to CCIT III stockholders with respect to whether or not to approve the CCIT III Merger Agreement or the impact, tax or otherwise, of approving the CCIT III Merger Agreement; (iii) select the method of determining the type or amount of consideration to be paid in the CCIT III Merger; (iv) express any opinion as to: (a) the business decision to pursue the CCIT III Merger or alternatives to the CCIT III Merger (b) the amount or allocation of expenses relating to the CCIT III Merger; (c) any legal, consent, tax, regulatory or accounting matters, as to which Stanger understood that CCIT III obtained such advice as CCIT III deemed necessary from qualified professionals; or (d) any other terms of the CCIT III Merger other than the fairness from a financial point of view to CCIT III stockholders of the consideration to be received by CCIT III stockholders pursuant to the CCIT III Merger Agreement; or (v) opine as to the fairness of the amount or the nature of any compensation or consideration to any officers, directors, or employees of any of CCIT III, CMFT or Merger Sub, or any class of such persons, relative to the compensation or consideration to CCIT III stockholders in the CCIT III Merger other than the aggregate shares of CMFT Common Stock represented by the CCIT III Exchange Ratio.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Stanger advised the CCIT III Special Committee that Stanger’s entire analysis must be considered as a whole and that selecting portions of Stanger’s analysis and the factors considered by Stanger, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion.

Compensation and Material Relationships

Stanger has been paid a fee of $400,000 in connection with its fairness opinion engagement, which fee was not contingent upon its findings with respect to fairness or upon completion of the CCIT III Merger. In addition,

Stanger served as financial advisor to the CCIT III Special Committee in connection with the CCIT III Merger. CCIT III will pay Stanger a fee of $100,000 contingent upon the completion of the CCIT III Merger. Stanger will also be reimbursed for certain out-of-pocket expenses, including legal fees, and will be indemnified against liabilities arising under any applicable federal or state law or otherwise related to or arising out of Stanger’s engagement or performance of its services to CCIT III. The fee for Stanger’s engagement was negotiated with Stanger. During the past two years, Stanger has not received compensation from CCIT III, CMFT, or CCPT V or their affiliates.

Certain Unaudited Prospective Financial Information

Certain CMFT and CCIT III Unaudited Prospective Financial Information

Neither CMFT nor CCIT III, as a matter of general practice, makes long-term projections as to anticipated future performance available to its stockholders or the public. Each of CMFT and CCIT III avoids making public projections for extended periods due to, among other things, the uncertainty and subjectivity of the underlying assumptions and estimates inherent in such projections.

In connection with the CCIT III Merger, certain non-public, unaudited prospective financial information regarding the anticipated results of operations for fiscal years 2021 through 2024 for each of CMFT, as prepared by CMFT Management (the “CMFT Forecasts”), and CCIT III, as prepared by CCI III Management (the “CCIT III Forecasts”), was provided to the CCIT III Special Committee in connection with its evaluation of the CCIT III Merger. The CMFT Forecasts and the CCIT III Forecasts were also used, at the direction of the CCIT III Special Committee, by Stanger in connection with its analysis and opinion described in the section “—Opinion of the CCIT III Special Committee’s Financial Advisor.”

The CMFT Forecasts and CCIT III Forecasts reflect the business on a standalone basis of CMFT and CCIT III, respectively, without giving effect to either of the Mergers, the impact of negotiating either of the Mergers, the expenses that have been or may be incurred in connection with consummating either of the Mergers or the potential synergies (including the Projected Synergies, as defined below) that may be achieved by the Combined Company as a result of either of the Mergers.

The following is a summary of certain metrics included in the CMFT Forecasts and CCIT III Forecasts (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2021E	2022E	2023E	2024E
CMFT Forecasts
Cash Net Operating Income (1)	$242.1	$253.0	$268.9	$280.8
Cash EBITDA (2)	182.9	193.3	208.8	220.3
Funds From Operations (3)	125.1	133.7	150.6	163.8
Adjusted Funds From Operations (4)	122.1	132.1	149.2	162.7
Unlevered Free Cash Flow (5)	170.7	163.4	191.8	210.2

CCIT III Forecasts
Cash Net Operating Income (1)	$3.8	$3.8	$3.9	$4.0
Cash EBITDA (2)	2.5	2.6	2.6	2.7
Funds From Operations (3)	1.9	1.9	1.8	1.8
Adjusted Funds From Operations (4)	1.9	1.9	2.0	2.0
Unlevered Free Cash Flow (5)	2.5	2.6	2.6	2.7

(1)

As used in this table and footnotes, “Cash Net Operating Income” is defined as the sum of property-level cash revenue (i.e., excluding straight line rental revenue), revenue, minus certain property operating expenses (other than depreciation, amortization, general and administrative expenses, acquisition related expenses and other non-routine expenses), minus abated/uncollected rent, plus non-property income and minus estimated realized credit losses. Cash Net Operating Income is a non-GAAP financial measure and should not be considered as an alternative to operating income, as computed in accordance with GAAP.
(2)

As used in this table and footnotes, “Cash EBITDA” is defined as Cash Net Operating Income, minus general and administrative expenses and minus advisory fees and expenses. Cash EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, as computed in accordance with GAAP.

(3)

As used in this table and footnotes, “Funds From Operations” is defined as Cash EBITDA, plus straight-line rental revenue, plus amortization of lease intangibles, minus cash interest paid and as adjusted for credit loss adjustments.

(4)

As used in this table, “Adjusted Funds From Operations” is defined as Funds From Operations, plus stock based compensation and plus estimated credit losses less straight-line rental revenue and amortization of lease intangibles.

(5)	As used in this table, “Unlevered Free Cash Flow” is defined as Cash EBITDA, less capital expenditures plus net sales proceeds, if any, prior to financing related expenses.

Certain Combined Company Unaudited Prospective Financial Information

In connection with the evaluations by CMFT, CCIT III and CCPT V of their respective Mergers, CMFT, jointly with each of CCIT III and CCPT V, prepared certain non-public, unaudited prospective financial information regarding the Combined Company’s anticipated results of operations for fiscal years 2021 through 2024 (collectively, the “Combined Company Forecasts” and, together with the CMFT Forecasts and the CCIT III Forecasts, the “Forecasts”). All Combined Company Forecasts were made available to the CCIT III Special Committee and Stanger in connection with their respective evaluations of the CCIT III Merger.

The Combined Company Forecasts involved four possible scenarios for the combined businesses of CMFT, CCIT III and CCPT V based on varying assumptions about the mix of assets classes and key strategies to be pursued by the Combined Company following the Mergers. These consisted of the following:

(1)	Status Quo: Assumes no change in the mix of asset classes or key strategies from those pursued by CMFT, CCIT III and CCPT V at the time of entering into the Merger Agreements.

(2)

80% Net Lease & 20% Debt: Assumes that beginning in the second half of 2021 and continuing through the end of 2022, the Combined Company will sell approximately $1.5 billion of multi-tenant properties formerly held by CMFT and CCPT V and that the net proceeds, together with certain of the cash on hand and cash generated from operations of the Combined Company, will be 50% invested in net lease assets, 20% invested in commercial real estate loans and 30% used to reduce net leverage.

(3)

50% Net Lease & 50% Debt: Assumes that beginning in the second half of 2021 and continuing through the end of 2022, the Combined Company will sell approximately $1.5 billion of multi-tenant properties formerly held by CMFT and CCPT V and that the net proceeds, together with certain of the cash on hand and cash generated from operations of the Combined Company, will be 80% invested in net lease assets and 20% invested in commercial real estate loans.

(4)

80% Debt & 20% Net Lease: Assumes that beginning in the second half of 2021 and continuing through the end of 2022, the Combined Company will sell (i) approximately $1.5 billion of multi-tenant properties formerly held by CMFT and CCPT V and (ii) approximately 66% of the net lease retail assets formerly held by CMFT and CCPT V and that the net proceeds, together with certain of the cash on hand and cash generated from operations of the Combined Company, will be 100% invested in commercial real estate loans.

The following is a summary of certain metrics included in the Combined Company Forecasts (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2021E	2022E	2023E	2024E
Status Quo (1)
Cash Net Operating Income (2)	$293.3	$304.4	$321.4	$334.9
Cash EBITDA (3)	230.6	246.1	262.5	274.9
Funds From Operations (4)	159.7	173.8	191.3	204.9
Adjusted Funds From Operations (5)	155.9	171.9	189.7	203.9
Unlevered Free Cash Flow (6)	217.5	213.4	243.5	259.0

80% Net Lease & 20% Debt (7)
Cash Net Operating Income (2)	$299.0	$279.0	$265.3	$270.1
Cash EBITDA (3)	236.4	221.5	207.7	211.5
Funds From Operations (4)	163.2	155.3	147.6	149.1
Adjusted Funds From Operations (5)	161.3	154.7	144.2	146.5
Unlevered Free Cash Flow (6)	708.1	1,179.5	206.1	210.0

50% Net Lease & 50% Debt (8)
Cash Net Operating Income (2)	$319.6	$344.0	$351.7	$357.9
Cash EBITDA (3)	257.1	286.7	294.2	299.3
Funds From Operations (4)	167.1	181.2	195.6	196.3
Adjusted Funds From Operations (5)	172.6	189.6	189.0	188.9
Unlevered Free Cash Flow (6)	728.8	1,244.7	292.6	297.7

80% Debt & 20% Net Lease (9)
Cash Net Operating Income (2)	$343.0	$444.7	$465.0	$470.3
Cash EBITDA (3)	280.6	388.4	408.9	413.1
Funds From Operations (4)	167.4	207.7	246.4	242.0
Adjusted Funds From Operations (5)	184.8	236.5	233.0	226.6
Unlevered Free Cash Flow (6)	1,168.2	2,179.2	408.4	412.6

(1)

Reflects (i) the sum of the CMFT Forecasts, the CCIT III Forecasts and certain non-public, unaudited prospective financial information regarding the anticipated results of operations for fiscal years 2021 through 2024 of CCPT V, as prepared by management of CCPT V, respectively, based on scenario (1) of the list immediately preceding this table, plus (ii) the Projected Synergies (as defined below).

(2)

As used in this table and footnotes, “Cash Net Operating Income” is defined as the sum of property-level cash revenue (i.e., excluding straight line rental revenue), revenue, minus certain property operating expenses (other than depreciation, amortization, general and administrative expenses, acquisition related expenses and other non-routine expenses), minus abated/uncollected rent, plus non-property income and minus estimated realized credit losses. Cash Net Operating Income is a non-GAAP financial measure and should not be considered as an alternative to operating income, as computed in accordance with GAAP.

(3)

As used in this table and footnotes, “Cash EBITDA” is defined as Cash Net Operating Income, minus general and administrative expenses and minus advisory fees and expenses. Cash EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, as computed in accordance with GAAP.

(4)

As used in this table and footnotes, “Funds From Operations” is defined as Cash EBITDA, plus straight-line rental revenue, plus amortization of lease intangibles, minus cash interest paid and as adjusted for credit loss adjustments.

(5)

As used in this table and footnotes, “Adjusted Funds From Operations” is defined as Funds From Operations, plus stock based compensation and plus estimated credit losses less straight-line rental revenue and amortization of lease intangibles.

(6)	As used in this table, “Unlevered Free Cash Flow” is defined as Cash EBITDA, less capital expenditures plus net sales proceeds, if any, prior to financing related expenses.
(7)

Reflects (i) the sum of the CMFT Forecasts, the CCIT III Forecasts and certain non-public, unaudited prospective financial information regarding the anticipated results of operations for fiscal years 2021 through 2024 of CCPT V, as prepared by management of CCPT V, respectively, plus (ii) the Projected Synergies (as defined below), as adjusted for (iii) the transactions described in scenario (2) of the list immediately preceding this table.

(8)

Reflects (i) the sum of the CMFT Forecasts, the CCIT III Forecasts and certain non-public, unaudited prospective financial information regarding the anticipated results of operations for fiscal years 2021 through 2024 of CCPT V, as prepared by management of CCPT V, respectively, plus (ii) the Projected Synergies (as defined below), as adjusted for (iii) the transactions described in scenario (3) of the list immediately preceding this table.

(9)

Reflects (i) the sum of the CMFT Forecasts, the CCIT III Forecasts and certain non-public, unaudited prospective financial information regarding the anticipated results of operations for fiscal years 2021 through 2024 of CCPT V, as prepared by management of CCPT V, respectively, plus (ii) the Projected Synergies (as defined below), as adjusted for (iii) the transactions described in scenario (4) of the list immediately preceding this table.

In connection with the Mergers, CMFT Management, CCI III Management and the managements of CCPT V jointly prepared a schedule of certain unaudited cost synergies anticipated to result from the Mergers and be realized by the Fully Combined Company (the “Projected Synergies”). CCI III Management provided the Projected Synergies to the CCIT III Special Committee and Stanger, in each case in connection with the CCIT III Merger.

The following is a summary of the Projected Synergies (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2021E	2022E	2023E	2024E
Aggregate Projected Synergies (1)	$2.3	$7.5	$7.6	$7.7

(1)	Includes anticipated cost savings of the Fully Combined Company with respect to third party general and administrative expenses, advisor reimbursements and public reporting obligations.

Important Information About the Unaudited Prospective Financial Information

The Forecasts constitute forward-looking statements and are based on numerous assumptions and estimates that CMFT Management and CCI III Management, respectively, believed were reasonable at the time such forecasts were prepared, taking into account information known to CMFT Management and CCI III Management, respectively, that each deemed relevant at such time. With respect to the Combined Company Forecasts, such assumptions included the fact that all Mergers would be consummated as of December 31, 2020, as well as assumptions regarding the target mix of asset classes and strategies that would be pursued by the board of directors of the Combined Company and the timing and price of dispositions and acquisitions that would be made to achieve that goal. However, such assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, many of which are beyond the control of CMFT and CCIT III, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus.

There can be no guarantee that the Combined Company will utilize one of the four strategic approaches described in the Combined Company Forecasts or that, if the board of directors of the Combined Company elects to pursue such a strategy, that the Combined Company will be able to execute on that strategy as suggested by the

Combined Company Forecasts. Actual results will likely differ, and may differ materially, from those reflected in this section, whether or not either of the Mergers is completed. In addition, because the unaudited prospective financial information contained in this section covers multiple years and, in certain cases, extends many years into the future, such information by its nature becomes less predictive with each successive year. As a result, the Forecasts and the Projected Synergies cannot be considered predictive of actual future operating results, nor should they be construed as financial guidance, and this information should not be relied on as such.

Except as described above, the Forecasts and the Projected Synergies were prepared solely for internal use by CMFT, CCIT III and their respective financial advisors, as applicable. The Forecasts were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding projections and forward-looking statements and the use of non-GAAP measures or GAAP. The inclusion of the Forecasts and the Projected Synergies in this proxy statement/prospectus is not an admission or representation by CMFT or CCIT III that such information is material or that the results contained in such information will be achieved. The Forecasts are summarized in this proxy statement/prospectus solely to provide CCIT III stockholders access to information that was made available to the CCIT III Special Committee and Stanger in connection with their respective evaluations of the CCIT III Merger, and are not included in this proxy statement/prospectus in order to influence any CCIT III stockholder to make any voting decision with respect to the CCIT III Special Meeting.

Certain financial measures included in the Forecasts were not prepared in accordance with GAAP and there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of competitors of CMFT and CCIT III and may not be directly comparable to similarly titled measures of competitors of CMFT or CCIT III or other companies generally. As a result, non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in forecasts (including the Forecasts) provided to a board of directors or financial advisor in connection with a business combination transaction (such as the CCIT III Merger) are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the CCIT III Special Committee or Stanger in connection with the CCIT III Merger. Accordingly, no reconciliation of the financial measures included in the Forecasts is provided in this proxy statement/prospectus.

Deloitte & Touche LLP has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Forecasts or the Projected Synergies, and, accordingly, Deloitte & Touche LLP expresses no opinion or any other form of assurance with respect thereto. The Deloitte & Touche LLP reports included in this proxy statement/prospectus relate to CMFT’s and CCIT III’s previously issued financial statements, respectively. They do not extend to the Forecasts or the Projected Synergies, and should not be read to do so.

By including the Forecasts and the Projected Synergies in this proxy statement/prospectus, none of CMFT, CCIT III, or any of their advisors or other representatives, including Stanger, has made or makes any representation to any person regarding the ultimate performance of CMFT, CCIT III or the Combined Company in the future, compared to such information contained herein.

EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, NEITHER CMFT NOR CCIT III INTENDS TO UPDATE, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE, THE FOREGOING PROSPECTIVE FINANCIAL INFORMATION OR PROJECTED SYNERGIES TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR

ALL OF THE UNDERLYING ASSUMPTIONS ARE INCORRECT OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

In light of the foregoing and the uncertainties inherent in the Forecasts and the Projected Synergies, CCIT III stockholders are cautioned not to place undue, if any, reliance on such information.

Interests of CCIT III’s Directors and Executive Officers in the CCIT III Merger

In considering the recommendation of the CCIT III Board to approve the CCIT III Merger, CCIT III stockholders should be aware that certain directors of CCIT III have interests in the CCIT III Merger that may be different from, or in addition to, the interests of CCIT III stockholders generally. The CCIT III Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the CCIT III Merger Agreement. These interests include those described below in this section.

Treatment of CCIT III Restricted Share Awards

CCIT III’s independent directors hold restricted shares of CCIT III Common Stock issued pursuant to the CCIT III Equity Plan. None of CCIT III’s executive officers hold any restricted stock or other equity compensation awards in CCIT III.

At the effective time of the CCIT III Merger, each share of CCIT III Common Stock underlying such restricted share awards, whether vested or unvested, will automatically be converted into the right to receive the CCIT III Exchange Ratio of 1.098 shares of CMFT Common Stock, subject to the treatment of fractional shares and deduction for withholding under applicable tax law in accordance with the CCIT III Merger Agreement.

The table below sets forth the number of shares of CCIT III Common Stock subject to restricted share awards held by CCIT III’s independent directors as of October 13, 2020, the aggregate values of such restricted share awards, based on the most recent NAV per share of CCIT III Common Stock, and the number of shares of CMFT Common Stock with respect to which such restricted share awards are expected to be converted in connection with the CCIT III Merger.

	Number of Unvested CCIT III Restricted Shares (#)	Aggregate Value of Unvested CCIT III Restricted Shares ($) (1)	Number of shares of CMFT Common Stock Issuable in respect of CCIT III Restricted Shares (#) (2)
Stephen O. Evans	4,027.062	$31,250.00	4,401.579
W. Brian Kretzmer	3,382.732	26,250.00	3,697.326
Howard A. Silver	3,221.649	25,000.00	3,521.262

(1)	Based on the most recent estimated NAV per share of CCIT III Common Stock of $7.76 as of June 30, 2020.
(2)	Based on the CCIT III Exchange Ratio and rounded up to the nearest 0.001 share of CMFT Common Stock.

Relationship of CCO Group, CMFT and CCIT III

CCO Group is the sponsor of both CCIT III and CMFT. CCO Group may be considered to be controlled by (1) Mr. Richard S. Ressler, who serves as the Chairman of the Board, Chief Executive Officer and President of each of CMFT and CCIT III, and (2) Mr. Avraham Shemesh, who serves as a director on each of the CMFT Board and the CCIT III Board. In particular, Mr. Ressler serves as the Vice President of CCI III Management and Mr. Shemesh serves as the President and Treasurer of CCI III Management. Messrs. Ressler and Shemesh, by virtue of such positions, may be deemed to beneficially own the 20,000 shares of CCIT III Class A Common Stock owned by CCI III Management, which, at the effective time of the CCIT III Merger, will entitle CCI III Management to receive 21,860 shares of CMFT Common Stock.

Each of Messrs. Ressler and Shemesh will continue their present roles with CMFT as part of the CCIT III/CMFT Combined Company following the consummation of the CCIT III Merger. Additionally, following the Mergers, CMFT Management will continue to manage the Combined Company pursuant to various agreements, the material terms of which are summarized in the section “Parties to the CCIT III Merger—CIM Real Estate Finance Trust, Inc.—Certain Transactions with Related Parties” in this proxy statement/prospectus.

Indemnification and Insurance

Pursuant to the terms of the CCIT III Merger Agreement, the directors and executive officers of CCIT III are entitled to be indemnified by CMFT and Merger Sub from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with certain legal proceedings. Furthermore, such persons will receive the benefit of a “tail” insurance policy for the extension of (or the substantial equivalent of) the directors’ and officers’ liability coverage of the existing directors’ and officers’ insurance policies of CCIT III for a claims reporting or discovery period of six years from and after the effective time of the CCIT III Merger, provided that CMFT will not be required to pay in excess of three times the current annual premiums for such insurance. For further information, see “The CCIT III Merger Agreement—Covenants and Agreements—Directors’ and Officers’ Insurance and Indemnification” in this proxy statement/prospectus.

Interests of CMFT’s Directors and Executive Officers in the CCIT III Merger

None of CMFT’s executive officers or members of the CMFT Board is party to an arrangement with CMFT, or participates in any CMFT plan, program or arrangement, that provides such executive officer or board member with financial incentives that are contingent upon the consummation of the CCIT III Merger. Two directors of CMFT who are also directors of CCIT III, Messrs. Ressler and Shemesh, may be deemed to have interests in the CCIT III Merger as a result of their relationships with CCO Group, as described above in “—Interests of CCIT III’s Directors and Executive Officers in the CCIT III Merger Agreement—Relationship of CCO Group, CMFT and CCIT III.”

Directors and Management of the Combined Company

Following the CCIT III Merger, the CMFT Board will take or cause to be taken such action as may be necessary, in each case, to cause those “Independent Directors” (as defined in the CCIT III Charter) serving as members of the CCIT III Board who do not otherwise serve on the CMFT Board to be elected to the CMFT Board effective as of the effective time of the CCIT III Merger to serve until the next annual meeting of stockholders of CMFT, together with the then members of the CMFT Board (and any members of the board of directors of CCPT V appointed to the CMFT Board in connection with the CCPT V Merger).

Pursuant to the CCIT III Merger Agreement, the Nominating and Corporate Governance Committee of CMFT will recommend to the CMFT Board, after consultation with the Chairman of the CMFT Board, five to seven independent directors for election to the CMFT Board at the first annual meeting of stockholders of CMFT following the effective time of the CCIT III Merger and, if applicable, the CCPT V Merger. For further information, refer to “The Combined Company—Board of Directors of the Combined Company” in this proxy statement/prospectus.

Following the Mergers, the Combined Company will continue to be managed by CMFT Management and certain of its affiliates pursuant to various agreements, the material terms of which are summarized in the section “Parties to the CCIT III Merger—CIM Real Estate Finance Trust, Inc.—Certain Transactions with Related Parties” in this proxy statement/prospectus.

Regulatory Approvals Required for the CCIT III Merger

Other than compliance with applicable federal and state securities laws, CCIT III and CMFT are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the CCIT  III Merger.

Timing of the CCIT III Merger

The CCIT III Merger is expected to be completed in the fourth quarter of 2020. Neither CCIT III nor CMFT can predict, however, the actual date on which the CCIT III Merger will be completed, or if it will be completed at all, because it is subject to the satisfaction or waiver of several closing conditions. See “The CCIT III Merger Agreement—Conditions to Completion of the CCIT III Merger.”

Accounting Treatment

CMFT prepares its financial statements in accordance with GAAP. The CCIT III Merger will be accounted for by using the business combination accounting rules, which requires the application of a screen test to evaluate if substantially all the fair value of the acquired properties is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. In addition, the rules require the identification of the acquiror, the determination of the acquisition date, the determination of the fair value of consideration and the recognition and measurement, at relative fair value, of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the consolidated subsidiaries of the acquired entity. After consideration of all applicable factors pursuant to the business combination accounting rules, the CCIT  III Merger will be treated as an asset acquisition under GAAP.

Issuance of Shares of CMFT Common Stock

Pursuant to the CCIT III Merger Agreement, as soon as practicable following the effective time of the CCIT III Merger, CMFT will cause DST Systems, Inc., the transfer agent in connection with the CCIT III Merger, to record on the stock records of CMFT the issuance of shares of CMFT Common Stock equal to the merger consideration that is issuable to each former holder of shares of CCIT III Common Stock (including any fractional shares thereof). As a result, each holder of record of shares of CCIT III Common Stock as of the effective time of the CCIT III Merger will automatically receive, without such holder taking any action, shares of CMFT Common Stock issuable to such holder as merger consideration. Shares of CMFT Common Stock issuable as merger consideration in exchange for shares of CCIT III Common Stock will be in uncertificated book-entry form.

No Rights of Dissenting Stockholders

Pursuant to the CCIT III Charter, no dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL, will be available to holders of shares of CCIT III Common Stock with respect to the CCIT III Merger.

Deregistration of CCIT III Common Stock

If the CCIT III Merger is completed, CCIT III Common Stock will be deregistered under the Exchange Act, and CCIT III will no longer file periodic reports with the SEC.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations of the CCIT III Merger to U.S. holders and non-U.S. holders (each as defined below) of shares of CCIT III Common Stock and of the ownership and disposition of CMFT Common Stock received in the CCIT III Merger.

This summary is for general information only and is not tax advice. This summary assumes that holders of CCIT III Common Stock (or, following the CCIT III Merger, of CMFT Common Stock) hold such CCIT III Common Stock or CMFT Common Stock as a capital asset within the meaning of Section 1221 of the Code. This summary is based upon the Code, Treasury Regulations promulgated under the Code, referred to herein as Treasury Regulations, judicial decisions and published administrative rulings, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements, in each case, as applicable to the CCIT III Merger. In addition, this discussion does not address U.S. federal income tax considerations applicable to persons or entities that are subject to special treatment under U.S. federal income tax law, including, for example:

•	banks, insurance companies, and other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	persons or entities who hold shares of CCIT III Common Stock (or, following the CCIT III Merger, CMFT Common Stock) pursuant to the exercise of any employee stock option or otherwise as compensation;

•	individuals subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	broker, dealers or traders in securities;

•	U.S. expatriates and former citizens of the United States;

•

persons holding shares of CCIT III Common Stock (or, following the CCIT III Merger, CMFT Common Stock) as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons or entities deemed to sell CCIT III Common Stock (or, following the CCIT III Merger, CMFT Common Stock) under the constructive sale provisions of the Code;

•	United States persons or entities whose functional currency is not the U.S. dollar;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	“qualified shareholders” as defined in Section 897(k)(3)(A) of the Code; or

•	persons or entities subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

For purposes of this summary, a “holder” means a beneficial owner of shares of CCIT III Common Stock (or, following, the CCIT III Merger, of CMFT Common Stock), and a “U.S. holder” means a holder that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a United States court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this summary, a “non-U.S. holder” means a holder that is not a “U.S. holder” and not a partnership.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of CCIT III Common Stock (or, following the CCIT III Merger, CMFT Common Stock), the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of CCIT III Common Stock (or, following the CCIT III Merger, CMFT Common Stock) and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion of material U.S. federal income tax consequences of the CCIT III Merger and of the ownership and disposition of CMFT Common Stock received in the CCIT III Merger is not binding on the IRS. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES OF THE CCIT III MERGER AND THE OWNERSHIP AND DISPOSITION OF CMFT COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences of the CCIT III Merger

Qualification of the CCIT III Merger as a Reorganization

The parties intend for the CCIT III Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the completion of the CCIT III Merger that Sullivan & Cromwell LLP (“Sullivan & Cromwell”), or other counsel, renders an opinion to each of CCIT III and CMFT to the effect that the CCIT III Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinions will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by CMFT and CCIT III regarding factual matters (including those contained in the tax representation letters provided by CMFT and CCIT III), and covenants undertaken by CMFT and CCIT III. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the CCIT III Merger could differ from those described in the tax opinions and in this summary. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the IRS or the courts. No ruling from the IRS has been or is expected to be requested in connection with the CCIT III Merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions. Accordingly, the tax opinions are not a guarantee of the legal outcome of the CCIT III Merger or any tax benefits that may be derived from the CCIT III Merger.

Consequences of the CCIT III Merger to Holders of CCIT III Common Stock

The following discussion summarizes the material U.S. federal income tax consequences of the CCIT III Merger to holders assuming the CCIT III Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

A holder of CCIT III Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of CMFT Common Stock in exchange for shares of CCIT III Common Stock in connection with the CCIT III Merger.

A holder will have an aggregate tax basis in CMFT Common Stock it receives in the CCIT III Merger equal to the holder’s aggregate tax basis in its CCIT III Common Stock surrendered pursuant to the CCIT III Merger. If a holder acquired any of its shares of CCIT III Common Stock at different prices and/or at different times, Treasury Regulations provide guidance on how such holder may allocate its tax basis to CMFT Common Stock received in the CCIT III Merger. Such holders should consult their tax advisors regarding the proper allocation of their basis among CMFT Common Stock received in the CCIT III Merger under these Treasury Regulations.

The holding period of CMFT Common Stock received by a holder in connection with the CCIT III Merger will include the holding period of CCIT III Common Stock surrendered in connection with the CCIT III Merger. Holders owning blocks of CCIT III Common Stock acquired at different times or different prices should consult their tax advisors with respect to identifying the holding periods of the particular shares of CMFT Common Stock received in the CCIT III Merger.

Certain Reporting Requirements

Under applicable Treasury Regulations, “significant holders” of CCIT III Common Stock generally will be required to comply with certain reporting requirements. A U.S. holder is a “significant holder” if, immediately before the CCIT III Merger, such holder held 1% or more, by vote or value, of the total outstanding CCIT III Common Stock or has a basis in CCIT III non-stock securities of at least $1,000,000. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the closing of the CCIT III Merger. U.S. holders should consult their tax advisors as to whether they may be treated as a “significant holder.”

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE CCIT III MERGER. HOLDERS OF CCIT III COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE CCIT III MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER APPLICABLE TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

REIT Qualification of CCIT III and CMFT

Tax Opinions from Counsel Regarding REIT Qualification of CCIT III and CMFT

It is a condition to the obligation of CCIT III to complete the CCIT III Merger that CCIT III receive an opinion of Morris, Manning & Martin, LLP (or other counsel to CCIT III) to the effect that, commencing with CMFT’s taxable year ended December 31, 2012, CMFT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT pursuant to Sections 856 through 860 of the Code, and CMFT’s ownership, organization and proposed method of operation will enable CMFT to continue to meet the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and will be based on customary representations made by CMFT. This opinion will not be binding on the IRS or the courts.

The Combined Company intends to continue to operate in a manner to qualify as a REIT following the CCIT III Merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon the ability of the Combined Company to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Combined Company, there can be no assurance that the actual operating results of the Combined Company will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

It is a condition to the obligation of CMFT to complete the CCIT III Merger that CMFT receive an opinion of Morris, Manning & Martin, LLP (or other counsel to CMFT) to the effect that commencing with CCIT III’s taxable year ended December 31, 2017, CCIT III has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and CCIT III’s ownership, organization and proposed method of operation will enable CCIT III to continue to meet the requirements for qualification and taxation as a REIT, through the effective time of the CCIT III Merger, which opinion will be subject to customary exceptions, assumptions and qualifications and will be based on representations made by CCIT III regarding factual matters. This opinion will not be binding on the IRS or the courts.

No ruling from the IRS has been or is expected to be requested regarding the qualification of CMFT, CCIT III or the Combined Company as a REIT.

Tax Liabilities and Attributes Inherited from CCIT III

If CCIT III failed to qualify as a REIT for any of its taxable years for which the applicable period for assessment had not expired, CCIT III would be liable for (and the Combined Company will be obligated to pay) U.S. federal corporate income tax on its taxable income for such years, and, assuming the CCIT III Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the Combined Company must distribute any earnings and profits of CCIT III by the close of the taxable year in which the CCIT III Merger occurs and will be subject to tax on the built-in gain on each CCIT III asset existing at the time of the CCIT III Merger if the Combined Company were to dispose of the CCIT III asset in a taxable transaction during the five-year period following the CCIT III Merger. Such tax will be imposed at the highest regular corporate rate in effect as of the date of the sale. Moreover, even if CCIT III qualified as a REIT at all relevant times, the Combined Company similarly will be liable for other unpaid taxes (if any) of CCIT III (such as the 100% tax on gains from any sales treated as “prohibited transactions”). Furthermore, after the CCIT III Merger, the asset and gross income tests applicable to REITs will apply to all of the assets of the Combined Company, including the assets the Combined Company acquires from CCIT III, and to all of the gross income of the Combined Company, including the income derived from the assets the Combined Company acquires from CCIT III. As a result, the nature of the assets that the Combined Company acquires from CCIT III and the gross income the Combined Company derives from such assets will be taken into account in determining the qualification of the Combined Company as a REIT.

Qualification as a REIT requires CCIT III to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described below with respect to CCIT III. There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances which are not entirely within the control of CCIT III.

Material U.S. Federal Income Tax Considerations Relating to the Combined Company’s Treatment as a REIT and to Holders of CMFT Common Stock

This section summarizes the material U.S. federal income tax consequences under current law generally resulting from the election of CMFT to be taxed as a REIT and the acquisition, ownership and disposition of CMFT Common Stock.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and taxation as a REIT are highly technical and complex. You are urged to consult your tax advisor regarding the specific tax consequences to you of the acquisition, ownership and disposition of the securities of the Combined Company and of the election of CMFT to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of the Combined Company

CMFT has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 2012. CMFT believes that it has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with its taxable year ended December 31, 2012, and that its intended manner of operation will enable the Combined Company to continue to meet the requirements for qualification as a REIT for U.S. federal income tax purposes. However, qualification and taxation as a REIT depend upon the Combined Company’s ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that CMFT has been organized and has operated, or that the Combined Company will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” for potential tax consequences if the Combined Company fails to qualify as a REIT.

Provided the Combined Company qualifies for taxation as a REIT, it generally will not be required to pay U.S. federal corporate income taxes on its REIT taxable income that is currently distributed to its stockholders. This treatment substantially eliminates the “double taxation” (i.e. taxation at both the corporate and the stockholder levels) that generally results from investment in a C corporation. The Combined Company will, however, be subject to U.S. federal income taxes as follows:

•

First, the Combined Company will be required to pay regular U.S. federal corporate income tax on any REIT taxable income, including net capital gain, that it does not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•

Second, if the Combined Company has (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, the Combined Company will be required to pay regular U.S. federal corporate income tax on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property the Combined Company acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. See “—Foreclosure Property.”

•

Third, the Combined Company will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•

Fourth, if the Combined Company fails to satisfy the 75% gross income test or the 95% gross income test, as described below, but has otherwise maintained its qualification as a REIT because certain other requirements are met, it will be required to pay a tax equal to (1) the greater of (A) the amount by which it fails to satisfy the 75% gross income test and (B) the amount by which it fails to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect its profitability.

•

Fifth, if the Combined Company fails to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and the Combined Company nonetheless maintains its REIT qualification because of specified cure provisions, it will be required to pay a tax equal to the greater of $50,000 or the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused the Combined Company to fail such test.

•

Sixth, if the Combined Company fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, the Combined Company may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.

•

Seventh, the Combined Company will be required to pay a 4% nondeductible excise tax to the extent it fails to distribute during each calendar year at least the sum of (1) 85% of its ordinary income for the year, (2) 95% of its capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•

Eighth, if the Combined Company acquires any asset from a corporation that is or has been a C corporation in a transaction in which the Combined Company’s tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which it acquired the asset, and it subsequently recognizes gain on the disposition of the asset during the five-year period beginning on the date on which it acquired the asset, then it generally will be required to pay regular U.S. federal corporate income tax on this gain to the extent of the excess of (1) the fair market value of the asset over (2) its adjusted tax basis in the asset, in each case determined as of the date on which it acquired the asset.

•	Ninth, the Combined Company’s subsidiaries that are C corporations, including its TRSs described below, generally will be required to pay regular U.S. federal corporate income tax on their earnings.

•	Tenth, the Combined Company will be required to pay a 100% excise tax on transactions with its TRSs that are not conducted on an arm’s-length basis.

•

Eleventh, if the Combined Company fails to comply with the requirement to send annual letters to its stockholders holding at least a certain percentage of its stock, as determined under applicable Treasury Regulations, requesting information regarding the actual ownership of its stock, and the failure is not due to reasonable cause or is due to willful neglect, the Combined Company will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

The Combined Company and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on its assets and operations.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association that satisfied each of the following requirements:

(1)	It is managed by one or more trustees or directors;

(2)	Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial ownership;

(3)	It would be taxable as a domestic corporation, but for its qualification as a REIT;

(4)	It is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	It is beneficially owned by 100 or more persons;

(6)

Not more than 50% in value of the outstanding stock or shares of beneficial interest of which are owned, actually or constructively, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of each taxable year;

(7)

It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to qualify to be taxed as a REIT for U.S. federal income tax purposes;

(8)	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and

(9)	It meets certain other requirements, described below, regarding the sources of its gross income, the nature and diversification of its assets and the distribution of its income.

The Code provides that requirements (1) through (4), and (8) must be satisfied during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT (which, in CMFT’s case, was 2012). For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust. For purposes of requirement (8) above, CMFT has and the Combined Company will continue to have a calendar taxable year, and thereby satisfies this requirement.

CMFT believes that it has been organized and has operated in a manner that has allowed CMFT, and will continue to allow the Combined Company, to satisfy conditions (1) through (9) during the relevant time periods. In addition, the CMFT Charter provides for restrictions regarding ownership and transfer of CMFT’s shares that are intended to assist it in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to CMFT’s common stock is contained in the discussion in this proxy statement/prospectus under the heading “Description of Capital Stock-Common Stock—Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that CMFT has previously satisfied, and may not ensure that the Combined Company will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (5) and (6) above. If the Combined Company fails to satisfy these share ownership requirements, except as provided in the next sentence, its status as a REIT will terminate. If, however, the Combined Company complies with the rules contained in applicable Treasury Regulations that require the Combined Company to ascertain the actual ownership of its shares and it does not know, or would not have known through the exercise of reasonable diligence, that it failed to meet the requirement described in condition (6) above, it will be treated as having met this requirement. See “—Failure to Qualify.”

Ownership of Interests in Partnerships and Limited Liability Companies

The Combined Company owns various direct and indirect interests in entities that are partnerships and limited liability companies for state law purposes. A partnership or limited liability company that has a single owner, as determined under U.S. federal income tax laws, generally is disregarded from its owner for U.S. federal income tax purposes. Many of the partnerships and limited liability companies owned by the Combined Company, including CMFT OP, currently are disregarded from their owners for U.S. federal income tax purposes because such entities are treated as having a single owner for U.S. federal income tax purposes. Consequently, the assets and liabilities, and items of income, deduction, and credit, of such entities will be treated as its assets and liabilities, and items of income, deduction, and credit, for U.S. federal income tax purposes, including the application of the various REIT qualification requirements.

An unincorporated domestic entity with two or more owners, as determined under the U.S. federal income tax laws, generally is taxed as a partnership for U.S. federal income tax purposes. In the case of a REIT that is an owner in an entity that is taxed as a partnership for U.S. federal income tax purposes, the REIT is treated as owning its proportionate share of the assets of the entity and as earning its allocable share of the gross income of the entity for purposes of the applicable REIT qualification tests. Thus, its proportionate share of the assets and items of gross income of any partnership, joint venture, or limited liability company that is taxed as a partnership for U.S. federal income tax purposes is treated as the assets and items of gross income of the Combined Company for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in “—Asset Tests”), its proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by the entity. For all of the other asset and income tests, its proportionate share is based on its proportionate interest in the capital of the entity. A brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of the Combined Company’s Ownership of Entities Taxable as Partnerships.”

The Combined Company has control of its operating partnership and the subsidiary partnerships and limited liability companies and intends to operate them in a manner consistent with the requirements for the Combined Company’s qualification as a REIT. If the Combined Company becomes a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize the Combined Company’s status as a REIT or require it to pay tax, the Combined Company may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause the Combined Company to fail a gross income or asset test, and that the Combined Company would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In such a case, the Combined Company could fail to qualify as a REIT unless it were entitled to relief, as described below.

Ownership of Interests in Qualified REIT Subsidiaries

The Combined Company may from time to time own and operate certain properties through wholly owned subsidiaries that it intends to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as the Combined Company’s qualified REIT subsidiary if the Combined Company owns 100% of the corporation’s outstanding stock and does not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal income tax requirements described in this discussion, any qualified REIT subsidiaries the Combined Company owns are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as the Combined Company’s assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and the Combined Company’s ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in TRSs

The Combined Company and its operating partnership may own interests in companies that elect, together with the Combined Company, to be treated as the Combined Company’s TRSs, and it may acquire securities in additional TRSs in the future. A TRS is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT.

Restrictions imposed on REITs and their TRSs are intended to ensure that TRSs will be subject to appropriate levels of U.S. federal income taxation. These restrictions impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis, such as any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of its tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to its parent REIT that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to its parent REIT or on its behalf. Rents will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Dividends paid to a parent REIT from a TRS, will be treated as dividend income received from a corporation. The foregoing treatment of TRSs may reduce the cash flow generated by the Combined Company and its subsidiaries in the aggregate and its ability to make distributions to its stockholders and may affect its compliance with the gross income tests and asset tests.

A TRS generally may be used by a REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly, such as the provision of noncustomary tenant services or the disposition of property held for sale to customers. See “—Gross Income Tests—Rents from Real Property” and “—Gross Income Tests—Prohibited Transactions.” A TRS is subject to U.S. federal income tax as a regular C corporation. A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset test described below. See “—Asset Tests.”

Taxable Mortgage Pools

The Combined Company may enter into transactions that could result in the Combined Company being considered to own interests in one or more taxable mortgage pools. An entity, or a portion of an entity, is classified as a taxable mortgage pool under the Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

A taxable mortgage pool generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. If a REIT owns, directly or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for U.S. federal income tax purposes, 100% of the equity interests in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s stockholders. See “—Excess Inclusion Income.”

If the Combined Company owns less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for U.S. federal income tax purposes, and could be subject to corporate income tax. In addition, this characterization would alter the Combined Company’s REIT income and asset test calculations and could adversely affect the Combined Company’s compliance with those requirements.

Gross Income Tests

The Combined Company must satisfy two gross income tests annually to qualify and maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year generally must consist of the following:

•	rents from real property;

•

interest on debt secured by mortgages on real property or on interests in real property and interest on debt secured by mortgages on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	dividends or other distributions on, and gain from the sale of, stock or shares of beneficial interest in other REITs;

•	gain from the sale of real estate assets (other than gain from prohibited transactions);

•	income and gain derived from foreclosure property; and

•

income derived from the temporary investment of new capital attributable to the issuance of its stock or a public offering of its debt with a maturity date of at least five years and that the Combined Company received during the one-year period beginning on the date on which the Combined Company received such new capital.

Second, in general, at least 95% of its gross income for each taxable year must consist of income that is qualifying for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities (including interest and gain from debt instruments of “publicly offered REITs” to the extent those debt instruments are not secured by real property or an interest in real property (“Nonqualified Publicly Offered REIT Debt Instruments”)) or any combination of these.

Cancellation of indebtedness income and gross income from a sale of property that the Combined Company holds primarily for sale to customers in the ordinary course of business will be excluded from gross income for purposes of the 75% and 95% gross income tests. In addition, gains from “hedging transactions,” as defined in “—Hedging Transactions,” that are clearly and timely identified as such will be excluded from gross income for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

The following paragraphs discuss the specific application of certain relevant aspects of the gross income tests to rent received by the Combined Company.

Rents from Real Property. Rents the Combined Company receives from a resident will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount the Combined Company receives or accrues generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither the Combined Company nor an actual or constructive owner of 10% or more of its capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents the Combined Company receives from such a tenant that is a TRS of the Combined Company, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by the Combined Company’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, the Combined Company may transfer a portion of such personal property to a TRS; and

•

The Combined Company generally may not operate or manage the property or furnish or render noncustomary services to its tenants, subject to a 1% de minimis exception and except as provided below. The Combined Company may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, the Combined Company may employ an independent contractor from whom it derives no revenue to provide customary services to the Combined Company’s tenants, or a TRS (which may be wholly or partially owned by the Combined Company) to provide both customary and non-customary services to the Combined Company’s tenants without causing the rent the Combined Company receives from those tenants to fail to qualify as “rents from real property.”

The Combined Company generally does not intend to take actions it believes will cause it to fail to satisfy the rental conditions described above. However, there can be no assurance that the IRS would not challenge its conclusions, including the calculation of its personal property ratios, or that a court would agree with its conclusions. If such a challenge were successful, the Combined Company could fail to satisfy the 75% or 95% gross income test and thus potentially lose its REIT status.

Interest. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. In addition, an amount that is based on the income or profits of a debtor will be qualifying interest income as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in such real property, but only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. Except as provided below, in cases where a mortgage loan is secured by both real property and other property, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time the Combined Company committed to acquire the loan. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset and all interest shall be qualifying income for purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

In the event a mortgage loan is modified, the Combined Company may be required to retest the loan under the apportionment rules discussed above by comparing the outstanding balance of the modified loan to the fair market value of the collateral real property at the time of modification.

Among the assets the Combined Company holds are mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. The IRS issued Revenue Procedure 2003-65 (the “Revenue Procedure”), which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue

Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical, and the mezzanine loans that the Combined Company acquires or originates may not meet all of the requirements for reliance on this safe harbor. Accordingly, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test. To the extent the Combined Company makes corporate mezzanine loans or acquires other commercial real estate corporate debt, such loans will not qualify as real estate assets and interest income with respect to such loans will not be qualifying income for purposes of the 75% gross income test.

The Combined Company also may hold loans with relatively high loan-to-value ratios and/or high yields. Additionally, the Combined Company may receive equity interests in borrowers in connection with loans that the Combined Company acquires. These features can cause a loan to be treated as equity for U.S. federal income tax purposes. Although the Combined Company intends to only acquire loans that should be respected as debt for U.S. federal income tax purposes, there can be no assurance that the IRS will not challenge the Combined Company’s treatment of one or more of the acquired loans as debt for U.S. federal income tax purposes. In the event the IRS was successful in such a challenge, all or a portion of the income from any such loans received from borrowers that are treated as partnerships for U.S. federal income tax purposes may be viewed as guaranteed payments under the partnership tax rules, in which case such income may not be qualifying income for the REIT income tests. As a result, such a recharacterization could adversely affect the Combined Company’s ability to continue to qualify as a REIT.

In connection with the Combined Company’s acquisition or origination of loans, the Combined Company could obtain rights to share in the appreciation of the underlying collateral real property securing the mortgage loan. These participation features may be structured as “shared appreciation provisions” that are in connection with the loan itself or as a severable contingent right on the collateral. Under the Code, a “shared appreciation provision” is any provision (i) that is in connection with an obligation held by a REIT and secured by an interest in real property, and (ii) that entitles the REIT to receive a specified portion of any gain realized on the sale or exchange of such real property (or of any gain which would be realized if the property were sold on a specified date) or appreciation in value as of any specified date. The participation features are sometimes referred to as “kickers.” To the extent the shared appreciation provision is in connection with the loan secured by real property, any income derived from the shared appreciation provision will be treated as gain from the sale of the collateral property for REIT gross income test purposes and for purposes of determining whether such income is income from a prohibited transaction. However, this treatment will not impact the character of the shared appreciation payment as contingent interest for other tax purposes. To the extent a participation feature is structured as a severable contingent right in the collateral property, or otherwise does not meet the definition of “shared appreciation provision,” the Combined Company may either be treated as owning an equity interest in the collateral property for the REIT income and asset tests or as holding a loan that provides for interest based on net profits, which would not be qualifying income for both the 75% and 95% gross income tests. The Combined Company may hold severable contingent rights through a TRS, in which case they will be subject to corporate tax but will not generate non-qualifying income (except to the extent of TRS dividends for the 75% income test) or non-qualifying assets (except to the extent of the additional value in the TRS stock).

Prohibited Transaction Income. The Code imposes a tax of 100% on net income derived by a REIT from a “prohibited transaction,” which is generally a sale or other disposition of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of a trade or business. Such property is also frequently referred to as “dealer property.” Any losses incurred on sales of dealer property may not be used to offset gains from other prohibited transactions. The Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% tax (the “Safe Harbor”). In general, under the Safe Harbor, a sale of property will not be treated as a sale of dealer property subject to the 100% tax if: (a) the REIT held the property for at least two years, (b) the aggregate expenditures made by the REIT during the two years preceding the date of sale that are includible in the basis of the property do not exceed 30% of the net selling price, (c) in the case of land or improvements, the REIT has held the property for at least two years for production of rental income, and (d) one of the following is true: (1) during the taxable year the REIT does not make more than seven sales of properties, (2) the aggregate adjusted bases of properties sold during the year does not exceed 10% of the aggregate bases of all of the properties of the REIT at the beginning of the year, (3) the fair market value of properties sold during the year does not exceed 10% of the fair market value of all of the properties of the REIT at the beginning of the year, (4) the aggregate adjusted bases of properties sold during the year does not exceed 20% of the aggregate bases of all of the properties of the REIT at the beginning of the year, provided that the “3-year average adjusted bases percentage” (generally, the aggregate adjusted bases of properties sold in the three years ending during the year of sale divided by the sum of the aggregate adjusted bases of all properties as of the beginning of each such year) for the taxable year does not exceed 10%, or (5) the fair market value of properties sold during the year does not exceed 20% of the fair market value of all of the properties of the REIT at the beginning of the year, provided that the “3-year average fair market value percentage” (defined similarly to the 3-year average adjusted bases percentage but using fair market values) for the taxable year does not exceed 10%. Additionally, if clauses (d)(2) through (5) are relied upon, substantially all of the marketing and development expenditures with respect to the properties sold were made through an independent contractor from whom the REIT does not itself derive or receive any income or through a TRS.

In 2019, CMFT sold a total of 497 properties (the “2019 Sales”), which, excluding assets sold for a loss, would have resulted in a tax gain of approximately $201.1 million. Although CMFT held each property for over two years, the 2019 Sales did not qualify under the Safe Harbor because there were more than seven sales during 2019 and the total value and basis of the assets sold exceeded the 10% thresholds for 2019 and also the 20% limitations with respect to the 3-year averages, as discussed above. The Code provides that a sale failing to satisfy the Safe Harbor does not necessarily result in classification of the sale as a sale of dealer property. Rather, failure to satisfy the Safe Harbor requires an analysis of all relevant facts and circumstances to determine if the property sold was held primarily for sale to customers in the ordinary course of CMFT’s business. There can be no assurances that the IRS will agree with CMFT’s assessment that the facts and circumstances establish that the assets sold as part of the 2019 Sales were not held primarily for sale to customers in the ordinary course of its business and therefore should not be treated as prohibited transactions. If the IRS successfully asserts that the 2019 Sales were prohibited transactions, the resulting tax liability of approximately $201.1 million could adversely impact the Combined Company’s liquidity, could make it difficult for the Combined Company to meet its distribution requirement to maintain its status as a REIT, and would substantially reduce the amount of cash available for distribution to stockholders.

Hedging Transactions. From time to time, the Combined Company may enter into hedging transactions with respect to one or more of its assets or liabilities. The Combined Company’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction the Combined Company enters into in the normal course of its business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by it to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that the Combined Company does not properly identify such transactions as hedges or it hedges with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. The Combined Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

TRS Income. To the extent the Combined Company’s TRSs pay dividends or interest, its allocable share of such dividend or interest income will qualify under the 95%, but not the 75%, gross income test (except to the extent the interest is paid on a loan that is adequately secured by real property). The Combined Company will monitor the amount of the dividend and other income from its TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although the Combined Company expects these actions will be sufficient to prevent a violation of the gross income tests, it cannot guarantee that such actions will in all cases prevent such a violation.

Failure to Satisfy Gross Income Tests. The Combined Company intends to monitor its sources of income, including any non-qualifying income received by it, and manage its assets so as to ensure its compliance with the gross income tests. If the Combined Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Combined Company may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. The Combined Company generally may make use of the relief provisions if: (1) its failure to meet these tests was due to reasonable cause and not due to willful neglect; and (2) following its identification of the failure to meet the 75% or 95% gross income tests for any taxable year, it files a schedule with the IRS setting forth each item of its gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued.

It is not possible, however, to state whether in all circumstances the Combined Company would be entitled to the benefit of these relief provisions. As discussed above in “—General,” even if these relief provisions apply, and the Combined Company retains its status as a REIT, a tax would be imposed with respect to its nonqualifying income.

Asset Tests

At the close of each calendar quarter of its taxable year, the Combined Company must also satisfy certain tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Combined Company’s total assets must generally consist of:

•	Cash or cash items, including certain receivables and shares in certain money market funds;

•	Government securities;

•	Interests in real property, including leaseholds and options to acquire real property and leaseholds;

•

Interests in mortgage loans secured by real property, and interests in mortgage loans secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	Stock or shares of beneficial interest in other REITs;

•

Investments in stock or debt instruments during the one-year period following its receipt of new capital that the Combined Company raises through equity offerings or public offerings of debt with at least a five-year term;

•	Debt instruments of publicly offered REITs; and

•	Personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.

Second, under the “5% asset test,” of the Combined Company’s assets that are not qualifying assets for purposes of the 75% asset test described above, the value of the Combined Company’s interest in any one issuer’s securities may not exceed 5% of the value of its total assets.

Third, of the Combined Company’s assets that are not qualifying assets for purposes of the 75% asset test described above, the Combined Company may not own more than 10% of the voting power of any one issuer’s outstanding securities, or the “10% vote test,” or more than 10% of the value of any one issuer’s outstanding securities, or the “10% value test.”

Fourth, no more than 20% of the value of the Combined Company’s total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of the Combined Company’s total assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

Sixth, not more than 25% of the value of the Combined Company’s total assets may be represented by Nonqualified Publicly Offered REIT Debt Instruments.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include securities that qualify under the 75% asset test, securities of a TRS and equity interests in an entity taxed as a partnership for U.S. federal income tax purposes. For purposes of the 10% value test, the term “securities” also does not include: certain “straight debt” securities; any loan to an individual or an estate; most rental agreements and obligations to pay rent; any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes in which the Combined Company is an owner to the extent of its proportionate interest in the debt and equity securities of the entity; and any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes if at least 75% of the entity’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

From time to time the Combined Company may own securities (including debt securities) of issuers that do not qualify as a REIT, a qualified REIT subsidiary or a TRS. The Combined Company intends that its ownership of any such securities will be structured in a manner that allows it to comply with the asset tests described above. The Combined Company believes that the assets that the Combined Company holds satisfy the foregoing asset test requirements. The Combined Company will not obtain, nor is the Combined Company required to obtain under the U.S. federal income tax laws, independent appraisals to support its conclusions as to the value of its assets and securities. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that its ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

As discussed above under “Gross Income Tests,” certain loans that the Combined Company might acquire could be at risk of being treated as equity interests in the borrower for U.S. federal income tax purposes. In such cases, the Combined Company would likely be treated as owning its proportionate share of the borrower’s assets (if the borrower is a pass-through entity) or as owning corporate stock (if the borrower is a corporation), which could adversely affect the Combined Company’s ability to comply with the asset tests.

As discussed above under “Gross Income Tests,” there may be circumstances in which the Combined Company’s mezzanine loans do not comply with the safe harbor under Revenue Procedure 2003-65. To the extent that any of the Combined Company’s mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, such loans may not be real estate assets and could adversely affect the Combined Company’s qualification as a REIT.

Failure to Satisfy Asset Tests. The Combined Company will monitor the status of its assets for purposes of the various asset tests and will manage its portfolio in order to comply at all times with such tests. Nevertheless, if the Combined Company fails to satisfy the asset tests at the end of a calendar quarter, it will not lose its REIT status if: (1) the Combined Company satisfied the asset tests at the end of the preceding calendar quarter; and (2) the discrepancy between the value of the Combined Company’s assets and the asset test requirements arose from changes in the market values of its assets and was not caused, in part or in whole, by the acquisition of one or more non-qualifying assets. If the Combined Company did not satisfy the second condition described in the preceding sentence, the Combined Company still could avoid REIT disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that the Combined Company violates the 5% asset test, the 10% vote test or the 10% value test described above, the Combined Company will not lose its REIT status if (1) the failure is de minimis (up to the lesser of 1% of its assets or $10 million) and (2) the Combined Company disposes of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which the Combined Company identifies such failure. In the event of a failure of any of such asset tests other than a de minimis failure, as described in the preceding sentence, the Combined Company will not lose its REIT status if (1) the failure was due to reasonable cause and not to willful neglect, (2) the Combined Company files a description of each asset causing the failure with the IRS, and (3) the Combined Company disposes of assets causing the failure or otherwise complies with the asset tests within six months after the last day of the quarter in which the Combined Company identifies the failure. In such case, the Combined Company must pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate multiplied by the net income from the non-qualifying assets during the period in which the Combined Company failed to satisfy the asset tests.

Annual Distribution Requirements

To maintain the Combined Company’s qualification as a REIT, each taxable year it is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to the sum of:

•	90% of its REIT taxable income; plus

•	90% of its after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of its REIT taxable income.

For these purposes, the Combined Company’s REIT taxable income is computed without regard to the dividends paid deduction and its net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, original issue discount, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

The Combined Company generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. Dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by the Combined Company and received by its stockholders on December 31 of the year in which they are declared. Additionally, at the Combined Company’s election, a distribution will be treated as paid in a taxable year if it is declared before the Combined Company timely files its tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by the Combined Company’s stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement.

In order to be taken into account for purposes of the Combined Company’s distribution requirement, except as provided below, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential limitation will not apply to distributions made by the Combined Company, provided it qualifies as a “publicly offered REIT.” CMFT believes that it is, and expects the Combined Company will continue to be, a publicly offered REIT. However, subsidiary REITs it may own from time to time may not be publicly offered REITs.

To the extent that the Combined Company does not distribute all of its net capital gain, or distributes at least 90%, but less than 100%, of its REIT taxable income, it will be required to pay regular U.S. federal corporate income tax on the undistributed amount. CMFT believes that it has made, and the Combined Company intends to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize its corporate tax obligations. In this regard, the partnership agreement of the Combined Company’s operating partnership authorizes the Combined Company to take such steps as may be necessary to cause its operating partnership to distribute to its partners an amount sufficient to permit the Combined Company to meet these distribution requirements and to minimize its corporate tax obligation.

Under some circumstances, the Combined Company may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to its stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. In that case, the Combined Company may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, the Combined Company will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of the Combined Company’s REIT distribution requirements, it will be treated as an additional distribution to the Combined Company’s stockholders in the year such dividend is paid. In addition, if a dividend the Combined Company has paid with respect to a period for which the Combined Company is not a publicly offered REIT is treated as a preferential dividend, in lieu of treating the dividend as not counting toward satisfying the 90% distribution requirement, the IRS may provide a remedy to cure such failure if the IRS determines that such failure is (or is of a type that is) inadvertent or due to reasonable cause and not due to willful neglect.

Furthermore, the Combined Company will be required to pay a 4% excise tax to the extent it fails to distribute during each calendar year at least the sum of 85% of its ordinary income for such year, 95% of its capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

CMFT expects that the Combined Company’s REIT taxable income will be less than its cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, CMFT anticipates that the Combined Company generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. However, from time to time, the Combined Company may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining its taxable income. In addition, the Combined Company may decide to retain its cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, the Combined Company may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the distribution requirements, while preserving its cash.

Excess Inclusion Income

If the Combined Company directly or indirectly acquires a residual interest in a real estate mortgage investment conduit (“REMIC”) or equity interests in a taxable mortgage pool, a portion of the Combined Company’s income from such arrangements may be treated as “excess inclusion income.” See “—Taxable Mortgage Pools.” The Combined Company is required to allocate any excess inclusion income to its stockholders in proportion to their dividends. The Combined Company would be subject to U.S. corporate tax to the extent of any excess inclusion income from the REMIC residual interest or taxable mortgage pool that is allocable to the percentage of the Combined Company’s shares held in record name by “disqualified organizations,” which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on unrelated business taxable income (“UBTI”). Because this tax would be imposed on the Combined Company, unless the Combined Company can recover the tax out of distributions to the disqualified organizations, all of the Combined Company’s stockholders, including stockholders that are not disqualified organizations, would bear a portion of the tax cost associated with the classification of the Combined Company or a portion of its assets as a taxable mortgage pool.

Stockholders who are not disqualified organizations will have to treat dividends as excess inclusion income to the extent of their allocable shares of the Combined Company’s excess inclusion income. This income cannot be offset by net operating losses of stockholders. If the stockholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as UBTI. If the stockholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the stockholder is a REIT, a regulated investment company, common trust fund or other pass-through entity, the stockholder’s allocable share of the Combined Company’s excess inclusion income could be considered excess inclusion income of such entity.

Like-Kind Exchanges

The Combined Company may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require the Combined Company to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, or deficiency dividends, depending on the facts and circumstances surrounding the particular transaction.

Foreclosure Property

The foreclosure property rules permit the Combined Company (by its election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, the Combined Company would be subject to the U.S. federal corporate income tax on the net non-qualifying income from “foreclosure property,” and the after-tax amount would increase the dividends it would be required to distribute to stockholders. See “—Annual Distribution Requirements.” This corporate tax would not apply to income that qualifies under the REIT 75% income test.

Foreclosure property treatment will end on the first day on which the Combined Company enters into a lease of the applicable property that will give rise to income that does not qualify under the REIT 75% income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent). Foreclosure property treatment (other than for qualified health care property) is available for an initial period of three years and may, in certain circumstances, be extended for an additional three years. Foreclosure property treatment for qualified health care property is available for an initial period of two years and may, in certain circumstances, be extended for an additional four years.

Failure to Qualify

If the Combined Company discovers a violation of a provision of the Code that would result in its failure to qualify as a REIT, certain specified cure provisions may be available to it. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If the Combined Company fails to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be required to pay regular U.S. federal corporate income tax, including any applicable alternative minimum tax for taxable years beginning before January 1, 2018, on its taxable income. Distributions to stockholders in any year in which the Combined Company fails to qualify as a REIT will not be deductible by it. As a result, CMFT anticipates that the Combined Company’s failure to qualify as a REIT would reduce the cash available for distribution by it to its stockholders. In addition, if the Combined Company fails to qualify as a REIT, it will not be required to distribute any amounts to its stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of its current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026. If the Combined Company fails to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by it. Unless entitled to relief under specific statutory provisions, the Combined Company would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which it loses its qualification. It is not possible to state whether in all circumstances the Combined Company would be entitled to this statutory relief.

Tax Aspects of the Combined Company’s Ownership of Interests in Entities Taxable as Partnerships

The following discussion summarizes the material U.S. federal income tax considerations that are applicable to our direct and indirect investments in entities that are treated as partnerships for U.S. federal income tax purposes. The following discussion does not address state or local tax laws or any U.S. federal tax laws other than income tax laws.

Classification as Partnerships

We are required to include in our income our distributive share of each partnership’s income and are allowed to deduct our distributive share of each partnership’s losses, but only if the partnership is classified for U.S. federal income tax purposes as a partnership rather than as a corporation or an association treated as a corporation. An unincorporated entity with at least two owners, as determined for U.S. federal income tax purposes, will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it: (1) is treated as a partnership under the Treasury Regulations relating to entity classification, or the “check-the-box regulations”; and (2) is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners may elect to be classified either as an association treated as a corporation or as a partnership for U.S. federal income tax purposes. If such an entity does not make an election, it generally will be taxed as a partnership for U.S. federal income tax purposes.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership generally is treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the “90% passive income exception.” The Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. If any partnership does not qualify for any safe harbor and is treated as a publicly traded partnership, we believe that such partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for U.S. federal income tax purposes.

We have not requested, and do not intend to request, a ruling from the IRS that any of our subsidiary partnerships is or will be classified as a partnership for U.S. federal income tax purposes. If, for any reason, a subsidiary partnership were treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we may not be able to qualify as a REIT, unless we qualify for certain statutory relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a subsidiary partnership’s status for U.S. federal income tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Annual Distribution Requirements.” Further, items of income and deduction of the subsidiary partnership would not pass through to us, and we would be treated as a stockholder for U.S. federal income tax purposes. Consequently, the subsidiary partnership would be required to pay income tax at U.S. federal corporate income tax rates on its net income, and distributions to us would constitute dividends that would not be deductible in computing the partnership’s taxable income.

Allocations of Income, Gain, Loss and Deduction

Although a partnership agreement (or limited liability company agreement) generally will determine the allocation of income and losses among partners, the allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

The Combined Company’s partnerships may, from time to time, acquire interests in property in exchange for interests in the acquiring partnership. In that case, the tax basis of these property interests generally will carry over to the acquiring partnership, notwithstanding their different book (i.e., fair market) value. The partnership agreement requires that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Depending on the method the Combined Company chooses or has agreed to in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of the operating partnership (1) could cause the Combined Company to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to it if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause the Combined Company to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to it as a result of such sale, with a corresponding benefit to the other partners in the Combined Company’s operating partnership. An allocation described in clause (1) or (2) above might cause the Combined Company or the other partners to recognize additional taxable income, including taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect the Combined Company’s ability to comply with the REIT distribution requirements. See “—Taxation of the Combined Company—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by a partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Material U.S. Federal Income Tax Consequences to Holders of CMFT Common Stock

The following summary describes the principal United States federal income tax consequences to you of owning and disposing of CMFT Common Stock. You should consult your tax advisors concerning the application of

United States federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership and disposition of CMFT Common Stock arising under the laws of any state, local or foreign taxing jurisdiction.

Taxation of Taxable U.S. Holders of CMFT Common Stock

Distributions Generally. If the Combined Company qualifies as a REIT, distributions made out of its current or accumulated earnings and profits that it does not designate as capital gain dividends will be ordinary dividend income to taxable U.S. holders when actually or constructively received. A corporate U.S. holder will not qualify for the dividends-received deduction generally available to corporations. Ordinary dividends paid by the Combined Company also generally will not qualify for the preferential long-term capital gain tax rate applicable to “qualified dividends” unless certain holding period requirements are met and such dividends are attributable to (i) qualified dividends received by the Combined Company from non-REIT corporations, such as any TRSs, or (ii) income recognized by the Combined Company and on which the Combined Company has paid U.S. federal corporate income tax. The Combined Company does not expect a meaningful portion of its ordinary dividends to be eligible for taxation as qualified dividends. However, under the Tax Cuts and Jobs Act, for taxable years beginning after December 31, 2017 and before January 1, 2026, stockholders that are individuals, trusts or estates generally may deduct up to 20% of certain qualified business income, including “qualified REIT dividends” (generally, dividends received by a REIT stockholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations.

Any distribution declared by the Combined Company in October, November or December of any year on a specified date in any such month shall be treated as both paid by the Combined Company and received by the Combined Company’s stockholders on December 31 of that year, provided that the distribution is actually paid by the Combined Company no later than January 31 of the following year. Distributions made by the Combined Company in excess of accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of a U.S. holder’s basis and will reduce the basis of the U.S. holder’s shares. Any distributions by the Combined Company in excess of accumulated earnings and profits and in excess of a U.S. holder’s basis in the U.S. holder’s shares of the Combined Company stock will be treated as gain from the sale of such shares. See “Dispositions of CMFT Common Stock” below.

Capital Gain Dividends. Distributions to U.S. holders that the Combined Company properly designates as capital gain dividends will be taxed as long term capital gains (to the extent they do not exceed the Combined Company’s actual net capital gain for the taxable year), without regard to the period for which a U.S. holder held the Combined Company’s shares. However, U.S. holders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains. If the Combined Company elects to retain and pay income tax on any net long-term capital gain, each of the Combined Company’s U.S. holders would include in income, as long-term capital gain, its proportionate share of this net long-term capital gain. Each of the Combined Company’s U.S. holders would also receive a refundable tax credit for its proportionate share of the tax paid by the Combined Company on such retained capital gains and increase the basis of its shares of the Combined Company’s stock in an amount equal to the amount of includable capital gains reduced by the share of refundable tax credit.

Dispositions of CMFT Common Stock. If a U.S. holder sells or disposes of shares of CMFT Common Stock, the holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder’s holding period for such common stock exceeds one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from the Combined Company which were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Holders of CMFT Common Stock

Tax-exempt entities are generally exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. Distributions made by the Combined Company and gain arising upon a sale of shares of CMFT Common Stock generally should not be UBTI to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code or to the extent of the tax-exempt holder’s allocable shares of the Combined Company’s “excess inclusion income”, if any. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in the Combined Company’s shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in the Combined Company’s shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of the Combined Company’s stock contained in the Combined Company’s charter, CMFT does not expect the Combined Company to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to its holders.

Taxation of Non-U.S. Holders of CMFT Common Stock

The rules governing non-U.S. holders are complex, and no attempt is made herein to provide more than a brief summary of such rules. The Combined Company urges non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the acquisition, ownership and disposition of shares of its common stock, including any reporting requirements.

Distributions Generally. Distributions made by the Combined Company to non-U.S. holders that are not attributable to gains from sales or exchanges by the Combined Company of United States real property interests (“USRPIs”) and that are not designated by the Combined Company as capital gain dividends will be treated as ordinary dividends to the extent that they are made out of the Combined Company’s current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend paid, unless reduced or eliminated by an applicable income tax treaty. Any portion of the dividends paid to non-U.S. holders that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

If the investment in the Combined Company stock is treated as effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), the non-U.S. holder generally will be subject to a tax at the rates applicable to ordinary income, in the same manner as a U.S. holders is taxed with respect to ordinary dividend income (and also may be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a foreign corporation that is not entitled to any treaty exemption). In general, a non-U.S. holder will not be considered to be engaged in a U.S. trade or business solely as a result of its ownership of CMFT stock, and the Combined Company will not withhold on the basis of a non-U.S. holder being so engaged unless such non-U.S. holder has filed an IRS Form W-8ECI with CMFT or the Combined Company.

Distributions in excess of the Combined Company’s current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s common stock. Instead, the excess portion of such distribution will reduce the non-U.S. holder’s tax basis in its Combined Company stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. holders.

For withholding purposes, CMFT expects the Combined Company to treat all distributions as made out of its current or accumulated earnings and profits. Thus, the Combined Company expects to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distributions paid to a non-U.S. holder unless a lower treaty rate applies and the non-U.S. holder has filed an applicable IRS Form W-8 with CMFT or the Combined Company, certifying the non-U.S. holder’s entitlement to treaty benefits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of the Combined Company’s current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. holder that the Combined Company properly designates as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

•

the investment in CMFT Common Stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to the Foreign Investment in Real Property Tax Act (“FIRPTA”), distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by the Combined Company of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular graduated rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. The Combined Company also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by the Combined Company of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, distributions to certain non-U.S. publicly traded stockholders that meet certain record-keeping and other requirements (“qualified stockholders”) are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of the Combined Company’s capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts the Combined Company designates as retained net capital gains in respect of its common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by the Combined Company on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Combined Company exceeds their actual U.S. federal income tax liability. If the Combined Company were to designate any portion of its net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.

Dispositions of CMFT Common Stock. Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of CMFT Common Stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. CMFT Common Stock will not constitute a USRPI so long as it is a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. CMFT believes, but cannot guarantee, that the Combined Company will be a “domestically controlled qualified investment entity.”

In addition, dispositions of CMFT Common Stock by qualified stockholders are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of the Combined Company’s capital stock. Furthermore, dispositions of CMFT Common Stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of CMFT Common Stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either:

•

the gain is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items; or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on its capital gains (or such lower rate specified by an applicable income tax treaty).

If gain on the sale, exchange or other taxable disposition of CMFT Common Stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of CMFT Common Stock were subject to taxation under FIRPTA, the purchaser of such common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.

Information Reporting and Backup Withholding

U.S. Holders

The Combined Company will report to its U.S. holders and to the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any, with respect thereto. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on CMFT Common Stock or proceeds from the sale or other taxable disposition of such stock. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

A holder who does not provide the Combined Company with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders

Payments of dividends on CMFT Common Stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on CMFT Common Stock paid to the non-U.S. holder, regardless of whether such distributions constitute a dividend or any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Contribution Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock, subject to certain limitations. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of CMFT Common Stock.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on CMFT Common Stock or gross proceeds from the sale or other disposition of CMFT Common Stock, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on CMFT Common Stock and to payments of gross proceeds from a sale or redemption of CMFT Common Stock. However, under recently proposed Treasury Regulations that may be relied on pending finalization, the withholding tax on gross proceeds would be eliminated and, consequently, FATCA withholding on gross proceeds is not currently expected to apply. Because the Combined Company may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules it may treat the entire distribution as a dividend.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in CMFT Common Stock.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than the income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to the Combined Company’s tax treatment as a REIT and on an investment in CMFT Common Stock.

DISTRIBUTIONS

The CCIT III Merger Agreement permits each of CCIT III and CMFT to continue to pay distributions to their respective stockholders prior to the closing of the CCIT III Merger, provided that such distributions do not exceed an annual rate of 5.0% of the net asset value of CCIT III or CMFT, as applicable, as of June 30, 2020, ratably over the calendar year. However, the foregoing limitation will not apply to any distribution that is reasonably necessary for CCIT III or CMFT to maintain its REIT qualification or to avoid the imposition of entity level income or excise tax under the Code or applicable state law. The CCIT III Merger Agreement requires CCIT III and CMFT to notify the other party of the declaration or payment of any distribution prior to the effective time of the CCIT III Merger, and the parties intend to coordinate distributions so that if either CCIT III stockholders or CMFT stockholders receive a regular distribution for any particular period prior to the closing of the CCIT III Merger, the stockholders of the other company will also receive a distribution for the same period.

THE CCIT III MERGER AGREEMENT

This section of this proxy statement/prospectus summarizes the material provisions of the CCIT III Merger Agreement as amended on November 3, 2020, which (as so amended) is attached as Annex A to this proxy statement/prospectus. This summary may not contain all of the information about the CCIT III Merger Agreement that is important to you. CCIT III and CMFT urge you to carefully read the full text of the CCIT III Merger Agreement because it is the legal document that governs the CCIT III Merger. This summary is qualified in its entirety by reference to the CCIT III Merger Agreement attached as Annex A, which is incorporated by reference into this proxy statement/prospectus.

Explanatory Note Regarding the CCIT III Merger Agreement

The CCIT III Merger Agreement is not intended to provide you with any factual information about CCIT III, CMFT or Merger Sub. In particular, the assertions embodied in the representations and warranties contained in the CCIT III Merger Agreement (and summarized below) are qualified by certain information that each of CCIT III and CMFT filed with the SEC prior to entering into the CCIT III Merger Agreement, as well as by certain disclosure letters each of CCIT III and CMFT delivered to the other party in connection with the signing of the CCIT III Merger Agreement, which modify, qualify and create exceptions to the representations, warranties and covenants set forth in the CCIT III Merger Agreement. Moreover, some of the representations and warranties contained in the CCIT III Merger Agreement may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws, or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the CCIT III Merger Agreement. The representations and warranties and other provisions of the CCIT III Merger Agreement and the description of such provisions in this proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of CCIT III and CMFT files with the SEC and the other information in this proxy statement/prospectus. See “Where You Can Find More Information” in this proxy statement/prospectus.

Furthermore, CCIT III stockholders are not third party beneficiaries under the CCIT III Merger Agreement and are therefore generally unable to directly enforce any of the terms or conditions of the CCIT III Merger Agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Form, Effective Time and Closing of the CCIT III Merger

The CCIT III Merger Agreement provides for the combination of CCIT III and CMFT through the merger of CCIT III with and into Merger Sub, with Merger Sub surviving the CCIT III Merger as an indirect, wholly owned subsidiary of CMFT, upon the terms and subject to the conditions set forth in the CCIT III Merger Agreement. The CCIT III Merger will become effective at such time as the articles of merger are accepted for record by the SDAT or on such later date and time agreed to by CCIT III and CMFT and specified in the articles of merger (not to exceed thirty days from the date the articles of merger are accepted for record by the SDAT).

The CCIT III Merger Agreement provides that the closing of the CCIT III Merger will take place at 10:00 a.m., New York City time, no later than the third (3rd) business day following the date on which all of the conditions to closing of the CCIT III Merger described under “—Conditions to Completion of the CCIT III Merger” have been satisfied or waived (other than the conditions that by their nature are to be satisfied and waived at the closing, but subject to the satisfaction or waiver of such conditions) or such other date as agreed to in writing by CCIT III and CMFT.

Merger Consideration

If the CCIT III Merger is completed, then at the effective time of the CCIT III Merger, each share of CCIT III Common Stock, or fraction thereof, issued and outstanding immediately prior to the effective time of the

CCIT III Merger (other than Excluded Shares, which will automatically be cancelled and will cease to exist without any right to payment) will automatically be cancelled and converted into the right to receive the CCIT III Exchange Ratio of 1.098 shares of CMFT Common Stock, subject to limitations on fractional shares. No fractional shares of an amount less than 0.001 of a share of CMFT Common Stock will be issued as merger consideration and, in lieu of such fractional shares that otherwise might be payable to a person entitled to receive the merger consideration, such fractional shares will be aggregated and rounded up to the nearest 0.001 of a share of CMFT Common Stock.

The cancellation and conversion of shares of CCIT III Common Stock into the right to receive the merger consideration will occur automatically at the effective time of the CCIT III Merger. In accordance with the CCIT III Merger Agreement, CMFT will appoint DST Systems, Inc. as the transfer agent to, as soon as reasonably practicable after the effective time of the CCIT III Merger, record the issuance on the stock records of CMFT of the amount of CMFT Common Stock equal to the merger consideration that is issuable to each holder of shares of CCIT III Common Stock.

At the effective time of the CCIT III Merger, each CCIT III Restricted Share Award, whether vested or unvested, issued and outstanding as of immediately prior to the effective time of the CCIT III Merger, will automatically be converted into the right to receive the merger consideration, subject to deduction for withholding under applicable tax law, as if the shares of CCIT III Class A Common Stock subject to such CCIT III Restricted Share Award were issued and outstanding as of immediately prior to the effective time of the CCIT III Merger.

No Appraisal Rights

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL, are available to holders of CCIT III Common Stock with respect to the CCIT III Merger pursuant to the CCIT III Merger Agreement.

Representations and Warranties

The CCIT III Merger Agreement contains a number of representations and warranties made by CCIT III, on the one hand, and CMFT and Merger Sub, on the other hand. The representations and warranties were made by the respective parties as of the date of the CCIT III Merger Agreement and do not survive the effective time of the CCIT III Merger or any earlier termination of the CCIT III Merger Agreement. The representations and warranties were subject to (1) specified exceptions and qualifications contained in the CCIT III Merger Agreement, (2) certain information filed with the SEC by CCIT III or CMFT, as applicable, prior to the date of the CCIT III Merger Agreement and (3) the disclosure letters delivered by CCIT III and CMFT and Merger Sub in connection with the CCIT III Merger Agreement.

Certain of the representations and warranties in the CCIT III Merger Agreement are subject to materiality or “material adverse effect” qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a “material adverse effect” (as described below) on the party making such representation or warranty). In addition, certain of the representations and warranties in the CCIT III Merger Agreement are subject to knowledge qualifications (that is, those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain specified persons related to the party making the representation or warranty did not have knowledge).

Representations and Warranties of CCIT III

CCIT III made representations and warranties to CMFT and Merger Sub in the CCIT III Merger Agreement relating to, among other things:

•	due organization, valid existence, good standing and qualification to do business of CCIT III and its subsidiaries;

•	due authorization, execution, delivery and enforceability of the CCIT III Merger Agreement;

•	required consents and approvals;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	capitalization;

•	documents filed with the SEC and financial statements;

•	internal accounting controls, compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), inapplicability of the Investment Company Act and the absence of improper payments;

•	absence of material changes to the conduct of CCIT III’s business or any “material adverse effect” (as described below) with respect to CCIT III;

•	absence of certain undisclosed liabilities;

•	permits and compliance with law;

•	absence of material litigation and investigations;

•	real properties and leases;

•	environmental matters;

•	material contracts;

•	tax matters, including qualification as a REIT;

•	intellectual property;

•	insurance coverage;

•	certain benefit plans and absence of employees;

•	certain related-party transactions;

•	broker’s, finder’s, investment banker’s, or other similar fees related to the CCIT III Merger;

•	receipt of the opinion of Stanger, the CCIT III Special Committee’s financial advisor;

•	exemption of the CCIT III Merger from anti-takeover statutes and the absence of appraisal rights;

•	compliance with applicable mandatory COVID-19 public health mandates and no indebtedness or other economic relief related to COVID-19; and

•	limitation on representations and warranties and disclaimer of other representations and warranties.

Representations and Warranties of CMFT and Merger Sub

CMFT and Merger Sub made representations and warranties to CCIT III in the CCIT III Merger Agreement relating to, among other things:

•	due organization, valid existence, good standing and qualification to do business of CMFT, CMFT’s subsidiaries and Merger Sub;

•	due authorization, execution, delivery and enforceability of the CCIT III Merger Agreement;

•	required consents and approvals;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	capitalization;

•	documents filed with the SEC and financial statements;

•	internal accounting controls, compliance with the Sarbanes-Oxley Act, inapplicability of the Investment Company Act and the absence of improper payments;

•	absence of material changes to the conduct of CMFT’s business or any “material adverse effect” (as described below) with respect to CMFT;

•	absence of certain undisclosed liabilities;

•	permits and compliance with law;

•	absence of material litigation and investigations;

•	real properties and leases;

•	environmental matters;

•	material contracts;

•	tax matters, including qualification as a REIT;

•	insurance coverage;

•	certain benefit plans and absence of employees;

•	certain related-party transactions;

•	broker’s, finder’s, investment banker’s, or other similar fees related to the CCIT III Merger;

•	exemption of the CCIT III Merger from anti-takeover statutes and the absence of appraisal rights;

•	the purpose, activities and ownership of Merger Sub;

•	compliance with applicable mandatory COVID-19 public health mandates and no indebtedness or other economic relief related to COVID-19; and

•	limitation on representations and warranties and disclaimer of other representations and warranties.

Definition of “Material Adverse Effect”

Many of the representations of CCIT III and CMFT and Merger Sub are qualified by a “material adverse effect” standard (for example, they will be deemed to be true and correct unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect). For the purposes of the CCIT III Merger Agreement, “material adverse effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (1) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of CCIT III and its subsidiaries, taken as a whole, or CMFT and its subsidiaries, taken as a whole, as applicable, or (2) would reasonably be expected to prevent or materially impair the ability of CCIT III or CMFT, as applicable, to consummate the CCIT III Merger before the Outside Date.

However, subject to the below exception, any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from the following will not be taken into account when determining whether a material adverse effect has occurred or is reasonably likely to exist or occur with respect to the applicable party:

(1)

any failure of CCIT III or CMFT, as applicable, to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a material adverse effect);

(2)

any changes that generally affect the office and industrial real estate industry in which CCIT III and its subsidiaries operate, or the retail real estate industry in which CMFT and its subsidiaries operate, as applicable;

(3)	any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates;

(4)	any changes in the regulatory or political conditions in the United States or in any other country or region of the world;

(5)	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date of the CCIT III Merger Agreement;

(6)	the taking of any action expressly required by the CCIT III Merger Agreement;

(7)	earthquakes, hurricanes, floods or other natural disasters;

(8)

any epidemic, pandemic or disease outbreak (including COVID-19 or any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester or any other law, directive, policy, guideline or recommendation by any governmental authority in connection with, or in response to, COVID-19), and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date of the CCIT III Merger Agreement, or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any governmental authority in connection with any epidemic, pandemic or disease outbreak; or

(9)	changes or prospective changes in GAAP or in any law of general applicability unrelated to the CCIT III Merger or the interpretation or enforcement thereof.

However, notwithstanding the foregoing exceptions, if any event described in clause (2), (3), (4), (5), (7), (8) or (9) above has a disproportionate adverse impact on CCIT III and its subsidiaries, taken as a whole, or CMFT and its subsidiaries, taken as a whole, as applicable, relative to others in the industrial or retail, as applicable, real estate industry in the geographic regions in which such entities operate, then the incremental impact of such event will be taken into account for the purpose of determining whether a material adverse effect has occurred with respect to CCIT III or CMFT, as applicable.

Conditions to Completion of the CCIT III Merger

The obligation of each of CCIT III, CMFT and Merger Sub to complete the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement is subject to the satisfaction or, to the extent permitted by law, waiver, at or prior to the effective time of the CCIT III Merger, of the following conditions:

•

all consents, authorizations, orders or approvals of each governmental authority necessary for the consummation of the CCIT III Merger having been obtained and any applicable waiting periods in respect thereof having expired or been terminated;

•	approval of the CCIT III Merger and the CCIT III Charter Amendment by CCIT III stockholders having been obtained, and the CCIT III Charter Amendment having become effective pursuant to the MGCL;

•

the absence of any judgment, injunction, order or decree issued by any governmental authority of competent jurisdiction prohibiting the consummation of the CCIT III Merger, and the absence of any law enacted, entered, promulgated or enforced by any governmental authority after the date of the CCIT III Merger Agreement prohibiting, restraining, enjoining or making illegal the consummation of the CCIT III Merger or the other transactions contemplated by the CCIT III Merger Agreement; and

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, having been declared effective and there being no stop order suspending such effectiveness or proceedings for such purpose initiated by the SEC that have not been withdrawn.

The obligation of CCIT III to complete the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement is subject to the satisfaction or waiver, at or prior to the effective time of the CCIT III Merger, of the following conditions:

•

certain representations and warranties of CMFT and Merger Sub regarding (i) the organization and qualification of CMFT and its subsidiaries, (ii) due authorization, execution, delivery and enforceability of the CCIT III Merger Agreement, (iii) the absence of conflicts or violations of the governing documents of CMFT and its subsidiaries relating to the CCIT III Merger Agreement, (iv) CMFT’s capital structure, (v) the inapplicability of the Investment Company Act, (vi) CMFT’s qualification as a REIT, (vii) the absence of broker’s, finder’s, investment banker’s or other similar fees and (viii) the exemption of the CCIT III Merger from anti-takeover statutes and the absence of appraisal rights being true and correct in all material respects as of the date of the CCIT III Merger Agreement and as of the effective time of the CCIT III Merger as if made as of the effective time of the CCIT III Merger (or, if applicable, as of the date made);

•

certain representations and warranties of CMFT and Merger Sub regarding CMFT’s (i) organization and qualification and (ii) capital structure being true and correct in all but de minimis respects as of the date of the CCIT III Merger Agreement and as of the effective time of the CCIT III Merger as if made as of the effective time of the CCIT III Merger (or, if applicable, as of the date made);

•

a representation and warranty of CMFT and Merger Sub related to the absence of certain changes or events with respect to CMFT being true and correct in all respects as of the date of the CCIT III Merger Agreement and as of the effective time of the CCIT III Merger as if made as of the effective time of the CCIT III Merger;

•

the representations and warranties of CMFT and Merger Sub, other than those set forth above, being true and correct in all respects as of the date of the CCIT III Merger Agreement and as of the effective time of the CCIT III Merger as if made as of the effective time of the CCIT III Merger (or, if applicable, as of the date made), except where the failure of such representations and warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on CMFT;

•

CMFT and Merger Sub having performed and complied in all material respects with all obligations, agreements and covenants required to be performed or complied with by them under the CCIT III Merger Agreement on or prior to the closing of the CCIT III Merger;

•

there is neither existing, nor having occurred since the date of the CCIT III Merger Agreement, any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, constitutes or would reasonably be expected to constitute a material adverse effect on CMFT;

•

CCIT III having received from CMFT a certificate, dated the date of the closing of the CCIT III Merger, signed by the chief executive officer and chief financial officer of CMFT, certifying that the conditions described in the six preceding bullet points have been satisfied;

•

CCIT III having received a written opinion from tax counsel, in form and substance reasonably acceptable to CCIT III, regarding CMFT’s qualification and taxation as a REIT under the Code commencing with CMFT’s taxable year that ended on December 31, 2012; and

•

CCIT III having received a written opinion from tax counsel, in form and substance reasonably acceptable to CCIT III, regarding the qualification of the CCIT III Merger as a reorganization within the meaning of Section 368(a) of the Code.

The obligation of CMFT and Merger Sub to complete the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement is subject to the satisfaction or waiver, at or prior to the effective time of the CCIT III Merger, of the following conditions:

•

certain representations and warranties of CCIT III regarding (i) the organization and qualification of CCIT III and its subsidiaries, (ii) due authorization, execution, delivery and enforceability of the CCIT III Merger Agreement, (iii) the absence of conflicts or violations of the governing documents of CCIT III and its subsidiaries relating to the CCIT III Merger Agreement, (iv) CCIT III’s capital structure, (v) the inapplicability of the Investment Company Act, (vi) CCIT III’s qualification as a REIT, (vii) the absence of broker’s, finder’s, investment banker’s or other similar fees, (viii) the opinion of the financial advisor to the CCIT III Special Committee and (ix) the exemption of the CCIT III Merger from anti-takeover statutes and the absence of appraisal rights being true and correct in all material respects as of the date of the CCIT III Merger Agreement and as of the effective time of the CCIT III Merger as if made as of the effective time of the CCIT III Merger (or, if applicable, as of the date made);

•

certain representations and warranties of CCIT III regarding CCIT III’s (i) organization and qualification and (ii) capital structure being true and correct in all but de minimis respects as of the date of the CCIT III Merger Agreement and as of the effective time of the CCIT III Merger as if made as of the effective time of the CCIT III Merger (or, if applicable, as of the date made);

•

a representation and warranty of CCIT III related to the absence of certain changes and events with respect to CCIT III being true and correct in all respects as of the date of the CCIT III Merger Agreement and as of the effective time of the CCIT III Merger as if made as of the effective time of the CCIT III Merger;

•

the representations and warranties of CCIT III, other than those set forth above, being true and correct in all respects as of the date of the CCIT III Merger Agreement and as of the effective time of the CCIT III Merger as if made as of the effective time of the CCIT III Merger (or, if applicable, as of the date made), except where the failure of such representations and warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on CCIT III;

•

CCIT III having performed and complied in all material respects with all obligations, agreements and covenants required to be performed or complied with by them under the CCIT III Merger Agreement on or prior to the closing of the CCIT III Merger;

•

there is neither existing, nor having occurred since the date of the CCIT III Merger Agreement, any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, constitutes or would reasonably be expected to constitute a material adverse effect on CCIT III;

•

CMFT having received from CCIT III a certificate, dated the date of the closing of the CCIT III Merger, signed by the chief executive officer and chief financial officer of CCIT III, certifying that the conditions described in the six preceding bullet points have been satisfied;

•

CMFT having received a written opinion from tax counsel, in form and substance reasonably acceptable to CMFT, regarding CCIT III’s qualification and taxation as a REIT under the Code commencing with CCIT III’s taxable year that ended on December 31, 2017; and

•

CMFT having received a written opinion from tax counsel, in form and substance reasonably acceptable to CMFT, regarding the qualification of the CCIT III Merger as a reorganization within the meaning of Section 368(a) of the Code.

Covenants and Agreements

Conduct of the Business of CCIT III Pending the CCIT III Merger

CCIT III has agreed to certain covenants in the CCIT III Merger Agreement regarding the conduct of its business from the date of the CCIT III Merger Agreement until the earlier of the effective time of the CCIT III Merger and the valid termination of the CCIT III Merger Agreement.

In particular, other than to the extent required by applicable law, consented to by CMFT (such consent not to be unreasonably withheld, conditioned or delayed), expressly contemplated by the CCIT III Merger Agreement or set forth on the disclosure letter delivered by CCIT III, CCIT III agreed to, and to cause each of its subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, (ii) use all reasonable efforts to (A) preserve intact its business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of CCIT III as a REIT and (C) maintain its material assets and properties in their current condition (other than normal wear and tear and damage) and (iii) not take any of the following actions:

•

amend or propose to amend the CCIT III Charter, the CCIT III Bylaws or the equivalent organizational or governing documents of any subsidiary of CCIT III, or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the CCIT III Charter) under the CCIT III Charter;

•	adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of CCIT III or any of its subsidiaries;

•

declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of CCIT III or any CCIT III subsidiary or other equity securities or ownership interests in CCIT III or any CCIT III subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by CCIT III of dividends in an amount less than or equal to an annual rate of 5.0% of CCIT III’s net asset value as of June 30, 2020, ratably over the calendar year, (B) the declaration and payment of dividends or other distributions to CCIT III by any directly or indirectly wholly owned CCIT III subsidiary, (C) distributions by any CCIT III subsidiary that is not wholly owned, directly or indirectly, by CCIT III, to the extent in accordance with the organizational documents of such subsidiary or (D) distributions reasonably necessary to maintain CCIT III’s status as a REIT under the Code (or applicable state law) or to avoid or reduce the imposition of any entity level income or excise tax under the Code (or applicable state law);

•

redeem, repurchase or otherwise acquire, directly or indirectly, any shares of CCIT III’s capital stock or other equity interests in CCIT III or any CCIT III subsidiary or securities convertible or exchangeable into or exercisable therefor, other than the withholding of shares to satisfy withholding tax obligations in respect of CCIT III Restricted Share Awards outstanding as of the date of the CCIT III Merger Agreement in accordance with their terms and the CCIT III Equity Plan;

•

except for transactions among CCIT III and one or more of its wholly owned CCIT III subsidiaries or among one or more wholly owned CCIT III subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of capital stock of CCIT III or any shares of capital stock or equity interests in any of its subsidiaries, or authorize the issuance, sale, pledge, disposition, grant, transfer or any lien against, or otherwise enter into any contract or understanding with respect to the voting of, any shares of capital stock of CCIT III or any shares of capital stock or equity interests in any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock of CCIT III or any shares of capital stock or equity interests in any of its subsidiaries;

•

acquire or agree to acquire, or sell, pledge, lease, assign, transfer, dispose of or effect a deed in lieu of foreclosure with respect to, or permit or suffer to exist the creation of any lien upon, any material property or assets, except (A) acquisitions between CCIT III and its wholly owned subsidiaries, (B) acquisitions or dispositions in the ordinary course of business for consideration less than 10.0% of the equity value of CCIT III per such acquisition or disposition, (C) any disposition of a real property asset for consideration greater than or equal to 90% of the net asset value assigned to such real property asset by the then most recent third party appraisal with respect to such property and (D) leases and liens in the ordinary course of business;

•

adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by the immediately precedent bullet point in a manner that would not reasonably be expected to be materially adverse to CCIT III or to prevent or impair the ability of CCIT III to consummate the CCIT III Merger;

•

incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or guarantee such indebtedness of another person (other than a wholly owned subsidiary of CCIT III), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of CCIT III or any CCIT III subsidiary, except (A) indebtedness incurred under CCIT III’s existing credit facility in the ordinary course of business, (B) refinancing of existing indebtedness of CCIT III on terms not materially more onerous on CCIT III compared to the existing indebtedness (provided that the principal amount of such replacement indebtedness may not be materially greater than the indebtedness it replaces) and (C) any mortgage indebtedness in respect of any real property having a loan-to-value ratio not in excess of 75%;

•

make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any wholly owned subsidiary of CCIT III;

•

other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any material contract in any material respect, other than (A) any termination or renewal in accordance with the terms of any existing material contract that occurs automatically without any action (other than notice of renewal) by CCIT III or any of its subsidiaries or (B) as may be reasonably necessary to comply with the terms of the CCIT III Merger Agreement;

•

authorize, make or commit to make any material capital expenditures other than in the ordinary course of business or to address obligations under existing contracts, or in conjunction with emergency repairs;

•

make any payment, direct or indirect, of any liability of CCIT III or any of its subsidiaries before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any indebtedness otherwise permitted under the CCIT III Merger Agreement;

•

waive, release, assign, settle or compromise any material claim, action, litigation, or other proceeding, other than waivers, releases, assignments, settlements or compromises that (A) subject to certain exceptions, involve only the payment of monetary damages in an amount no greater than $500,000 individually or $2,000,000 in the aggregate, do not impose any injunctive relief against CCIT III, any of its subsidiaries or the surviving entity in the CCIT III Merger and do not provide for any admission of material liability by CCIT III or any of its subsidiaries, or (B) are made with respect to any claim, action, litigation, or other proceeding involving any present, former or purported holder or group of holders of CCIT III Common Stock in accordance with certain procedural requirements specified in the CCIT III Merger Agreement;

•	hire any employee or engage any independent contractor (who is a natural person), grant any new awards under the CCIT III Equity Plan or amend or modify the terms of any CCIT III Restricted Share

Awards outstanding as of the date of the CCIT III Merger Agreement or become a party to, enter into or otherwise adopt any employment, bonus, severance or retirement contract or benefit plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable law;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

•	enter into any new line of business;

•	form any new, or consent to any amendment or modification of the terms of existing, funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

•	fail to duly and timely file all material reports and other material documents required to be filed with any governmental authority, subject to extensions permitted by law;

•

enter into or modify in a manner adverse to CCIT III certain tax protection agreements, make, change or rescind any material election relating to taxes, change a material method of tax accounting, file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes; knowingly surrender any right to claim any material tax refund, give or request any waiver of a statute of limitations with respect to any material tax return except, in each case, (A) to the extent required by law or (B) to the extent necessary to preserve CCIT III’s qualification as a REIT under the Code or to qualify or preserve the status of any subsidiary of CCIT III as a disregarded entity or partnership for federal income tax purposes or as a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;

•

take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) CCIT III to fail to qualify as a REIT or (B) any CCIT III subsidiary to cease to be treated as a partnership or disregarded entity for federal income tax purposes or a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;

•

make any payment, loan, distribution or transfer of assets to CCI III Management or its affiliates (other than CCIT III or any of its subsidiaries), except in such amount and as expressly contemplated by the CCIT III Merger Agreement or the CCIT III Advisory Agreement;

•

take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of CCIT III Common Stock with respect to the CCIT III Merger or any other transactions contemplated by the CCIT III Merger Agreement;

•

amend or modify the engagement letter with Stanger to increase compensation to Stanger or engage other financial advisors in connection with the transactions contemplated by the CCIT III Merger Agreement, provided that CCIT III may engage other financial advisors in the event the CCIT III Special Committee determines in good faith that any such other financial advisor should be engaged due to conflict considerations; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Notwithstanding the above restrictions agreed to by CCIT III, nothing in the CCIT III Merger Agreement prohibits CCIT III from taking any action, or refraining to take any action, if the CCIT III Board determines in its reasonable judgment that such action or inaction is reasonably necessary (i) for CCIT III to avoid incurring entity level income or excise taxes under the Code (or applicable state law) or to maintain its qualification as a REIT under the Code, (ii) to avoid the imposition of any requirement that CCIT III or any of its subsidiaries be registered as an investment company under the Investment Company Act or (iii) to respond to the actual or anticipated effects of COVID-19, or any law, directive, policy, guideline or recommendation of any governmental authority in connection with or in response to COVID-19, on CCIT III or any of its subsidiaries.

Conduct of the Business of CMFT Pending the CCIT III Merger

CMFT has agreed to certain covenants in the CCIT III Merger Agreement regarding the conduct of its business from the date of the CCIT III Merger Agreement until the earlier of the effective time of the CCIT III Merger and the valid termination of the CCIT III Merger Agreement.

In particular, other than to the extent required by applicable law, consented to by CCIT III (such consent not to be unreasonably withheld, conditioned or delayed), expressly contemplated by the CCIT III Merger Agreement or set forth on the disclosure letter delivered by CMFT, CMFT agreed to, and to cause each of its subsidiaries to, (i) use all reasonable efforts to maintain the status of CMFT as a REIT and (ii) not take any of the following actions:

•

amend or propose to amend the CMFT Charter, the CMFT Bylaws or the governing documents of CMFT OP, or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the CMFT Charter) under the CMFT Charter;

•	adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of CMFT or any of its subsidiaries;

•

declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of CMFT or any CMFT subsidiary or other equity securities or ownership interests in CMFT or any CMFT subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by CMFT of dividends in an amount less than or equal to an annual rate of 5.0% of CMFT’s net asset value as of June 30, 2020, ratably over the calendar year, (B) the declaration and payment of dividends or other distributions to CMFT by any directly or indirectly wholly owned CMFT subsidiary, or by any other CMFT subsidiary to the extent in accordance with the organizational documents of such subsidiary or (C) distributions reasonably necessary to maintain CMFT’s status as a REIT under the Code (or applicable state law) or to avoid or reduce the imposition of any entity level income or excise tax under the Code (or applicable state law);

•

redeem, repurchase or otherwise acquire, directly or indirectly, any shares of CMFT’s capital stock or other equity interests in CMFT or any CMFT subsidiary or securities convertible or exchangeable into or exercisable therefor, other than (A) the withholding of shares to satisfy withholding tax obligations in respect of restricted shares of CMFT Common Stock granted under the CMFT Equity Plan and (B) in accordance with the share redemption program of CMFT;

•

adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except any transaction that would not reasonably be expected to be materially adverse to CMFT or to prevent or impair the ability of CMFT or Merger Sub to consummate the CCIT III Merger;

•

except for the transaction contemplated by the CCPT V Merger Agreement (as may be amended from time to time), acquire or agree to acquire any material properties or material assets, except (A) transactions between CMFT and its wholly owned subsidiaries and (B) any acquisition in the ordinary course of business for consideration less than 10.0% of the equity value of CMFT;

•

incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or guarantee such indebtedness of another person (other than a wholly owned subsidiary of CMFT), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of CMFT or any CMFT subsidiary, except (A) indebtedness incurred under CMFT’s or any CMFT subsidiary’s existing credit facilities in the ordinary course of business, (B) indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed $200,000,000, (C) refinancing of existing indebtedness on terms not materially more onerous on CMFT compared to the existing indebtedness (provided that the principal amount of such replacement indebtedness may not be materially greater than the indebtedness it replaces) and (D) any mortgage indebtedness in respect of any real property having a loan-to-value ratio not in excess of 75%;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

•	enter into any new line of business;

•

enter into or modify in a manner adverse to CMFT certain tax protection agreements, make, change or rescind any material election relating to taxes, change a material method of tax accounting; file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes; knowingly surrender any right to claim any material tax refund, give or request any waiver of a statute of limitations with respect to any material tax return except, in each case, (A) to the extent required by law or (B) to the extent necessary to preserve CMFT’s qualification as a REIT under the Code or to qualify or preserve the status of any subsidiary of CMFT as a disregarded entity or partnership for federal income tax purposes or as a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;

•

take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) CMFT to fail to qualify as a REIT or (B) any CMFT subsidiary to cease to be treated as a partnership or disregarded entity for federal income tax purposes or a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Notwithstanding the above restrictions agreed to by CMFT, nothing in the CCIT III Merger Agreement prohibits CMFT from taking any action, or refraining to take any action, if the CMFT Board determines in its reasonable judgment that such action or inaction is reasonably necessary (i) for CMFT to avoid incurring entity level income or excise taxes under the Code or applicable state law or to maintain its qualification as a REIT under the Code, (ii) to avoid the imposition of any requirement that CMFT or any of its subsidiaries be registered as an investment company under the Investment Company Act or (iii) to respond to the actual or anticipated effects of COVID-19, or any law, directive, policy, guideline or recommendation of any governmental authority in connection with or in response to COVID-19, on CMFT or any of its subsidiaries.

Form S-4; Proxy Statement and Prospectus; CCIT III Stockholders Meeting

CCIT III agreed to prepare and cause to be filed with the SEC the proxy statement included in this proxy statement/prospectus, and CMFT agreed to prepare and file a registration statement on Form S-4 with respect to the CCIT III Merger, which includes this proxy statement/prospectus, in each case as promptly as reasonably practicable following the date of the CCIT III Merger Agreement. CCIT III and CMFT also agreed to use their reasonable best efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (iii) keep the Form S-4 effective for so long as necessary to complete the CCIT III Merger.

CCIT III agreed to use its reasonable best efforts to cause this proxy statement/prospectus to be mailed to its stockholders entitled to vote at the CCIT III Special Meeting and to hold the CCIT III Special Meeting as soon as practicable after the Form S-4 is declared effective (provided there are no outstanding SEC comments on the proxy statement and the SEC has not otherwise enjoined mailing or use of the proxy statement). CCIT III further agreed to include in this proxy statement/prospectus the CCIT III Board’s recommendation to CCIT III stockholders that they approve the CCIT III Merger and the CCIT III Charter Amendment and to use its reasonable best efforts to obtain CCIT III stockholder approval of the CCIT III Merger and the CCIT III Charter Amendment, except to the extent the CCIT III Special Committee and CCIT III Board made an Adverse Recommendation Change (as defined below), as permitted by the CCIT III Merger Agreement.

Additionally, CCIT III and CMFT agreed to cooperate in good faith to the extent reasonably possible to coordinate the timing of the CCIT III Special Meeting with the stockholder meeting of CCPT V to be held to approve the CCPT V Merger, pursuant to its merger agreement with CMFT.

Access to Information; Confidentiality

The CCIT III Merger Agreement requires each of CCIT III, CMFT and Merger Sub to provide, and to cause each of their respective subsidiaries to provide, with limited exceptions, to the other parties and their representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, and records that the other party may reasonably request, and a copy of each report, schedule, registration statement and other document filed by it pursuant to the requirements of federal or state securities laws as the other party may reasonably request.

Each of CCIT III and CMFT will hold, and will cause its representatives and affiliates to hold, any nonpublic information in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the confidentiality agreement by and between CCIT III and CMFT.

Alternative Acquisition Proposals; Change in Recommendation

CCIT III must promptly (and in any event within 24 hours) notify CMFT in writing if (i) any Acquisition Proposal is received by CCIT III or any subsidiary of CCIT III, (ii) any request for information relating to CCIT III or any subsidiary of CCIT III is received from any person who informs CCIT III or any subsidiary of CCIT III that it is considering making or has made an Acquisition Proposal or (iii) any discussions or negotiations are sought to be initiated with CCIT III or any subsidiary of CCIT III regarding any Acquisition Proposal. Such notice must include the identity of the person or group making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry, and must include copies of any written Acquisition Proposal (including any proposed transaction agreement and any related transaction documents and financing commitments) and a written summary of the material terms of the Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally). After such initial notice, CCIT III must thereafter promptly (and in any event within 24 hours thereof) (A) keep CMFT reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (B) provide CMFT with any written supplements or written additions to any written Acquisition Proposal. CCIT III agreed that it and its subsidiaries will not enter into any agreement with any person subsequent to the date of the CCIT III Merger Agreement that prohibits CCIT III from providing any information to CMFT in accordance with such requirements.

Except as described below, and except with respect to a Go Shop Bidder (as defined below), the CCIT III Merger Agreement provides that CCIT III may not, and will cause its subsidiaries and their respective representatives not to, directly or indirectly:

•

initiate, solicit, facilitate or knowingly encourage any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal;

•

enter into or engage in, continue or otherwise participate in any discussions or negotiations with any person regarding or otherwise in furtherance of, or furnish to any person (other than CMFT or its representatives) any information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer, or other action that constitutes, or could reasonably be expected to lead to, or to otherwise obtain, an Acquisition Proposal;

•

release any person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (except where the CCIT III Special Committee determines in good faith, after consultation with outside legal counsel, that failing to waive or not enforce would be inconsistent with the CCIT III directors’ duties or standard of conduct under Maryland law);

•

enter into any oral or written contract, agreement, binding commitment or other obligation contemplating or otherwise relating to an Acquisition Proposal (other than an acceptable confidentiality agreement); or

•

take any action to exempt any person from any takeover statute or similar restrictive provision of the CCIT III Charter, the CCIT III Bylaws or organizational documents or agreements of any subsidiary of CCIT III.

Except as otherwise permitted by the CCIT III Merger Agreement, CCIT III must, and must cause each of its subsidiaries and their respective representatives to, immediately cease any discussions, negotiations or communications with any person with respect to any Acquisition Proposal or potential Acquisition Proposal and must immediately terminate all physical and electronic data room access previously granted to any such person and use reasonable efforts to cause such person to return or destroy all non-public information concerning CCIT III and the CCIT III subsidiaries to the extent permitted pursuant to any confidentiality agreement with such person and promptly terminate all physical and electronic data room access granted to such person.

Notwithstanding anything in the CCIT III Merger Agreement to the contrary, prior to obtaining the necessary approvals of CCIT III stockholders, CCIT III and its representatives may, in response to an unsolicited, bona fide written Acquisition Proposal that (i) did not result from a material breach of CCIT III’s “go shop” and non-solicitation obligations under the CCIT III Merger Agreement and (ii) the CCIT III Special Committee determines constitutes a Superior Proposal (or determines in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal):

•	contact such Person to clarify the terms and conditions of such Acquisition Proposal;

•

provide information in response to a request by a person who made such Acquisition Proposal (provided that such information is provided pursuant to an acceptable confidentiality agreement and has been provided to, or is concurrently provided to, CMFT); and

•	engage or participate in any discussions or negotiations with the person who made such Acquisition Proposal.

Except as described below, the CCIT III Special Committee and the CCIT III Board may not (a) make an Adverse Recommendation Change (as defined below) or (b) authorize, cause or permit CCIT III or any subsidiary of CCIT III to enter into any Alternative Acquisition Agreement.

Notwithstanding anything to the contrary in the CCIT III Merger Agreement, at any time prior to obtaining the necessary approvals of CCIT III stockholders, upon receipt of a written Acquisition Proposal that (i) is not withdrawn, (ii) did not result from a material breach of CCIT III’s “go shop” and non-solicitation obligations under the CCIT III Merger Agreement and (iii) the CCIT III Special Committee determines constitutes a Superior Proposal, the CCIT III Board (based on the recommendation of the CCIT III Special Committee) may effect an Adverse Recommendation Change and/or enter into an Alternative Acquisition Agreement relating to or implementing the Superior Proposal and terminate the CCIT III Merger Agreement (see “—Termination of the CCIT III Merger Agreement” below), provided that:

•

the CCIT III Special Committee must have determined, after consultation with CCIT III’s outside counsel and financial advisor, that failing to take such action would be inconsistent with the CCIT III directors’ duties or standard of conduct under Maryland law;

•

CCIT III notifies CMFT in writing that the CCIT III Board intends to take such action at least four (4) business days in advance of taking such action, which notice must specify the reasons for such action and the material terms of the Superior Proposal and attach the most current version of any agreements between CCIT III and the party making such Superior Proposal (such notice, a “CCIT III Change Notice”); and

•

during the four (4) business days after CMFT received the CCIT III Change Notice, CCIT III must have negotiated in good faith with CMFT (to the extent CMFT wished to negotiate) to make adjustments to the terms of the CCIT III Merger Agreement such that the Superior Proposal ceases to constitute a Superior Proposal (provided that any modifications to such Superior Proposal will require a new three-day negotiation period).

Notwithstanding anything to the contrary in the CCIT III Merger Agreement, at any time prior to obtaining the necessary approvals of CCIT III stockholders, the CCIT III Special Committee and the CCIT III Board may make an Adverse Recommendation Change in response to an Intervening Event (as defined below) if the CCIT III Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the duties or standard of conduct of the directors under Maryland law; provided, however, CCIT III must deliver a CCIT III Change Notice to CMFT and negotiate in good faith with CMFT (to the extent CMFT wishes to negotiate) consistent with the two bullet points immediately preceding this paragraph prior to making such Adverse Recommendation Change.

Following the signing of the CCIT III Merger Agreement, CCIT III had a “go shop” right that ended on 11:59 p.m. New York City time on October 7, 2020 (the “Go Shop Period End Time”). Prior to the Go Shop Period End Time CCIT III and its subsidiaries and representatives could initiate, solicit, provide information and enter into discussions concerning proposals relating to alternative business combination transactions.

For purposes of the CCIT III Merger Agreement, unless already defined above:

“Acquisition Proposal” means any bona fide proposal or offer from any person (other than CMFT or any of its subsidiaries) made after the date of the CCIT III Merger Agreement, whether in one transaction or a series of related transactions, relating to any (a) merger, consolidation, share exchange, business combination or similar transaction involving CCIT III or any subsidiary of CCIT III that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X) representing twenty percent (20%) or more of the consolidated assets of CCIT III, (b) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of CCIT III or any significant subsidiary of CCIT III representing 20% or more of the consolidated assets of CCIT III, (c) issue, sale or other disposition by CCIT III or any subsidiaries of CCIT III (including by way of merger, consolidation, share exchange, business combination or any similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding shares of CCIT III Common Stock, (d) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the votes associated with the outstanding shares of CCIT III Common Stock, or (e) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to CCIT III in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of CCIT III Common Stock. However, an Acquisition Proposal does not include (i) the CCIT III Merger or any of the other transactions contemplated by the CCIT III Merger Agreement, or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among CCIT III and one or more of the subsidiaries of CCIT III or solely among the subsidiaries of CCIT III.

“Adverse Recommendation Change” means any formal or informal action by the CCIT III Board, or any committee thereof or any group of directors, to (a) change, withhold, withdraw, qualify or modify, or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to CMFT, the CCIT III Board recommendation, (b) authorize, approve, endorse, declare advisable, adopt or recommend any Acquisition Proposal (or propose to publicly take such action) or (c) fail to make the CCIT III Board recommendation or fail to include the CCIT III Board recommendation in the proxy statement.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (other than an acceptable confidentiality agreement) relating to any Acquisition Proposal.

“Intervening Event” means a change in circumstances or development that materially affects the business, assets or operations of CCIT III and the subsidiaries of CCIT III, taken as a whole, that was not known to or reasonably foreseeable by the CCIT III Board prior to the execution of the CCIT III Merger Agreement, which change in circumstances or development becomes known to the CCIT III Board prior to CCIT III stockholders approving the CCIT III Merger and the CCIT III Charter Amendment. However, in no event will the following constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter related to or consequence of an Acquisition Proposal, (ii) any effect arising out of or related to the COVID-19 pandemic, or any law, directive, policy, guideline or recommendation of any governmental authority in connection with or in response to COVID-19, and (iii) any effect arising out of the announcement or pendency of, or any actions required to be taken pursuant to, the CCIT III Merger Agreement.

“Superior Proposal” means a written Acquisition Proposal (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “20%” are replaced with “50%”) that the CCIT III Board (based on the recommendation of the CCIT III Special Committee) determines in its good faith judgment to be more favorable from a financial point of view to the stockholders of CCIT III (in their capacities as stockholders) than the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement (as it may be proposed to be amended by CMFT). Such a determination of the CCIT III Board must be made in consultation with its outside legal and financial advisors, after taking into account (a) all of the terms and conditions of the Acquisition Proposal and the CCIT III Merger Agreement (as it may be proposed to be amended by CMFT) and (b) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account such legal, financial, regulatory and other aspects of such Acquisition Proposal and conditions to consummation thereof as the CCIT III Special Committee determines in good faith to be material to such analysis).

Consents and Approvals

Upon the terms and subject to the conditions set forth in the CCIT III Merger Agreement, each of CCIT III and CMFT has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable law or pursuant to any contract to consummate and make effective, as promptly as practicable, the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement, including (i) taking all actions necessary to satisfy each party’s conditions to closing, (ii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from governmental authorities or other persons necessary in connection with the consummation of the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement, (iii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any governmental authority in order to consummate the transactions contemplated by the CCIT III Merger Agreement, (iv) defending any lawsuits or other legal proceedings challenging the CCIT III Merger Agreement or the consummation of the CCIT III Merger and (v) executing and delivering any instruments reasonably necessary or advisable to consummate the CCIT III

Merger and the other transactions contemplated by the CCIT III Merger Agreement and to fully carry out the purposes of the CCIT III Merger Agreement.

However, notwithstanding anything to the contrary in the CCIT III Merger Agreement, neither CCIT III nor CMFT has any obligation (a) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets or businesses of such party, any of its subsidiaries (including subsidiaries of CMFT after the closing of the CCIT III Merger) or their affiliates or (b) otherwise to take or commit to take any actions that would limit the freedom of such party, its subsidiaries (including subsidiaries of CMFT after the closing of the CCIT III Merger) or their affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets; provided further that (i) no such actions will be taken (or agreed to be taken) by CCIT III or any of its subsidiaries without CMFT’s prior written consent and (ii) CMFT can compel CCIT III and its subsidiaries to take (or agree to take) any of such actions if such actions are only effective after the effective time of the CCIT III Merger.

Each of CCIT III and CMFT has agreed to give any notices to any person, and each of CCIT III and CMFT will use its reasonable best efforts to obtain any consents from any person that are necessary, proper or advisable to consummate the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement. Each of the parties will, and will cause their respective affiliates to, furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any governmental authority and will cooperate in responding to any inquiry from a governmental authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental authority with respect to the CCIT III Merger Agreement. CMFT has the right to direct all matters with any governmental authority in connection with the CCIT III Merger Agreement in a manner consistent with its obligations thereunder; provided that, to the extent reasonably practicable, the parties or their representatives will generally have the right to review in advance and each of the parties will consult the other party on, all the information relating to the other party and each of their affiliates that appears in any filing made with, or written materials submitted to, any governmental authority in connection with the CCIT III Merger and the other transactions contemplated by the CCIT III Merger Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the parties may participate independently in any meeting or engage in any substantive conversation with any governmental authority in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable law, without giving the other party the opportunity to attend or participate in any such meeting with such governmental authority.

Notification of Certain Actions; Litigation

The parties have agreed to give prompt notice to each other:

•

in the event of any notice or other communication received by such party from (i) any governmental authority in connection with the CCIT III Merger, the CCIT III Merger Agreement, or the other transactions contemplated thereby, or (ii) any person alleging that the consent of such person is or may be required in connection with the CCIT III Merger or the other transactions contemplated by the CCIT III Merger Agreement;

•

if (i) any representation or warranty made by such party in the CCIT III Merger Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the closing conditions set forth in the CCIT III Merger Agreement would be incapable of being satisfied by the Outside Date or (ii) such party fails to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it pursuant to the CCIT III Merger Agreement; and

•

of any action commenced, or to the knowledge of such party, threatened against, relating to or involving such party or any of their subsidiaries, or any of their respective directors, officers or partners, which relates to the CCIT III Merger Agreement, the CCIT III Merger, or the other transactions contemplated by the CCIT III Merger Agreement.

The parties have each agreed to (i) give the other party the opportunity to reasonably participate in the defense and settlement of any action against such party and/or its directors, officers or partners relating to the CCIT III Merger Agreement and the transactions contemplated thereby, (ii) consider in good faith the advice of the other party and (iii) obtain the written consent (such consent not to be unreasonably withheld, delayed or conditioned) prior to entering into any settlement in respect of any such action.

Publicity

Each of CCIT III and CMFT have agreed, subject to limited exceptions, such as with respect to an Adverse Recommendation Change, that they and their respective affiliates will not issue any press release or other public statement or filing with respect to the CCIT III Merger or the CCIT III Merger Agreement without the prior consent of the other party (which consent is not to be unreasonably withheld, delayed or conditioned).

Directors’ and Officers’ Insurance and Indemnification

For a period of six years after the effective time of the CCIT III Merger, pursuant to the terms of the CCIT III Merger Agreement and subject to certain limitations, CMFT will, and will cause the surviving entity to, indemnify, defend and hold harmless the current and former managers, directors, officers, partners, members, trustees, employees and agents of CCIT III or any of its subsidiaries or other individuals with rights to indemnification or exculpation under the governing documents of CCIT III and CCI III OP or any indemnification agreements of CCIT III or its subsidiaries (the “Indemnified Parties”), to the fullest extent permitted under applicable law and the governing documents of CCIT III and CCI III OP, from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any legal proceeding to the extent arising out of or pertaining to (i) any action or omission or alleged action or omission in such Indemnified Party’s capacity in service to CCIT III or its subsidiaries or (ii) the CCIT III Merger Agreement, including the transactions contemplated thereby. CMFT also agreed to advance costs and expenses to Indemnified Parties, subject to repayment if it is ultimately determined that such person was not entitled to indemnification. CMFT and Merger Sub have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the CCIT III Merger and advancement of expenses existing in favor of any Indemnified Party as of the date of the CCIT III Merger Agreement will survive the CCIT III Merger and will continue in full force and effect in accordance with their terms.

For a period of six years after the effective time of the CCIT III Merger, the organizational documents of CMFT and any applicable subsidiary of CMFT will contain provisions no less favorable with respect to indemnification and exculpation from liabilities for acts or omissions and rights to advancement of expenses relating thereto existing in favor of any Indemnified Party than those included in the organizational documents of CCIT III and its subsidiaries. Prior to the effective time of the CCIT III Merger, CMFT or the surviving entity will obtain and pay for “tail” insurance policies for the extension of (or the substantial equivalent of) the directors’ and officers’ liability coverage of the existing directors’ and officers’ insurance policies of CCIT III for a claims reporting or discovery period of six (6) years from and after the effective time of the CCIT III Merger, provided that CMFT will not be required to pay in excess of three times the current annual premiums for such insurance.

Termination of the CCIT III Merger Agreement

Termination by Mutual Agreement

CCIT III and CMFT may, by written consent, mutually agree to terminate the CCIT III Merger Agreement before completing the CCIT III Merger, even after obtaining the required approval of CCIT III stockholders.

Termination by Either CCIT III or CMFT

The CCIT III Merger Agreement may also be terminated prior to the effective time of the CCIT III Merger by either CCIT III or CMFT in the following circumstances:

(1)

The CCIT III Merger has not occurred on or before the Outside Date. However, the right to terminate due to the failure of the CCIT III Merger to occur on or before the Outside Date will not be available to CCIT III or CMFT if the failure of CCIT III or CMFT, as applicable, to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the CCIT III Merger Agreement was the primary cause of, or resulted in, the failure of the CCIT III Merger to be consummated by the Outside Date.

(2)

There is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the CCIT III Merger Agreement. The right to terminate due to the issuance of such an order will not be available to CCIT III or CMFT if the issuance of such final, non-appealable order was primarily due to the failure of CCIT III or CMFT, as applicable, to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the CCIT III Merger Agreement.

(3)

The approvals of CCIT III stockholders of the CCIT III Merger and CCIT III Charter Amendment are not obtained at the CCIT III Special Meeting. The right to terminate due to the failure to receive the requisite approvals of CCIT III stockholders will not be available to CCIT III or CMFT if such failure was primarily due to the failure of CCIT III or CMFT, as applicable, to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the CCIT III Merger Agreement.

Termination by CCIT III

The CCIT III Merger Agreement may also be terminated prior to the effective time of the CCIT III Merger by CCIT III in the following circumstances:

(1)

CMFT or Merger Sub breaches any of its representations or warranties or fails to perform or comply with any of its obligations, covenants or other agreements set forth in the CCIT III Merger Agreement, which breach or failure to perform or comply (A) would result in a failure of CMFT to satisfy any closing condition, and (B) cannot be cured or, if curable, is not cured by CMFT by the earlier of twenty (20) days following written notice of such breach or failure from CCIT III to CMFT and two (2) business days before the Outside Date; provided, however, that CCIT III will not have the right to terminate the CCIT III Merger Agreement pursuant to the foregoing if CCIT III is then in breach of any of its respective representations, warranties, covenants or agreements set forth in the CCIT III Merger Agreement such that CCIT III would not satisfy any closing condition; or

(2)

At any time prior to obtaining the necessary approvals of CCIT III stockholders, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the CCIT III Merger Agreement, so long as the termination fee payment described in “—Termination Fee and Expense Reimbursement” is made in full to CMFT prior to or concurrently with such termination; or

(3)

If CMFT amends the definitive agreement providing for the CCPT V Merger to increase the exchange ratio in respect of the CCPT V Merger to greater than or equal to 2.733 shares of CMFT Common Stock per share of common stock of CCPT V.

The CCIT III Merger Agreement also provides for termination by CCIT III if CMFT were to have amended the CCIT II Merger Agreement to increase the exchange ratio in respect of the CCIT II Merger to greater than or equal to 1.562 shares of CMFT Common Stock per share of common stock of CCIT II. However, the CCIT II Merger Agreement was terminated pursuant to its terms on October 29, 2020 and all provisions in the CCIT III Merger Agreement related to CCIT II or the CCIT II Merger Agreement are no longer applicable.

Termination by CMFT

The CCIT III Merger Agreement may also be terminated prior to the effective time of the CCIT III Merger by CMFT in the following circumstances:

(1)

CCIT III breaches any of its representations or warranties or fails to perform any of its obligations, covenants or other agreements set forth in the CCIT III Merger Agreement, which breach or failure to perform (A) would result in a failure of CCIT III to satisfy any closing condition, and (B) cannot be cured or, if curable, is not cured by CCIT III by the earlier of twenty (20) days following written notice of such breach or failure from CMFT to CCIT III and two (2) business days before the Outside Date; provided, however, that CMFT will not have the right to terminate the CCIT III Merger Agreement pursuant to the foregoing if CMFT or Merger Sub is then in breach of any of their respective representations, warranties, covenants or agreements set forth in the CCIT III Merger Agreement such that CMFT would not satisfy any closing condition;

(2)	The CCIT III Board makes an Adverse Recommendation Change and the necessary approvals of CCIT III stockholders have not been obtained at the time of termination;

(3)

A tender offer or exchange offer for any shares of CCIT III Common Stock that constitutes an Acquisition Proposal is commenced and (a) the CCIT III Board fails to recommend against acceptance of such tender offer or exchange offer by CCIT III stockholders and to publicly reaffirm the CCIT III Board recommendation within ten (10) business days of being requested to do so by CMFT and (b) the necessary approvals of CCIT III stockholders have not been obtained at the time of termination; or

(4)

CCIT III breaches or fails to comply in any material respect with certain of its covenants and agreements described above in “—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation” and the necessary approvals of CCIT III stockholders have not been obtained at the time of termination.

Termination Fee and Expense Reimbursement

CCIT III must pay CMFT (i) a termination payment in the amount of $710,000 (the “CCIT III Termination Payment”), and (ii) up to $130,000 (the “Expense Reimbursement”) as reimbursement for expenses incurred by CMFT in connection with the CCIT III Merger, if the CCIT III Merger Agreement is terminated by:

(1)

CCIT III or CMFT pursuant to item (1) or item (3) under “—Termination by CCIT III or CMFT” above and (a) prior to the CCIT III Special Meeting, an Acquisition Proposal with respect to CCIT III has been publicly announced, disclosed or otherwise communicated to CCIT III stockholders or any person publicly announces an intention (whether or not conditional) to make such an Acquisition Proposal, and such Acquisition Proposal or intention has not been publicly withdrawn on a bona fide basis without qualification at least three (3) business days prior to the Outside Date or the CCIT III Special Meeting, as applicable, and (b) within twelve (12) months after the date of such termination, (i) a transaction in respect of an Acquisition Proposal is consummated, (ii) CCIT III enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is actually consummated thereafter or (iii) CCIT III recommends to CCIT III stockholders or fails to recommend against an Acquisition Proposal structured as a tender offer or exchange offer and such Acquisition Proposal is actually consummated thereafter (with, for all purposes of clauses (i), (ii) and (iii), all percentages included in the definition of “Acquisition Proposal” increased to 50%);

(2)	CCIT III pursuant to item (2) under “—Termination by CCIT III” above; or

(3)	CMFT pursuant to items (2) through (4) under “—Termination by CMFT” above.

CCIT III will not pay CMFT the CCIT III Termination Payment in connection with items (2) and (3) above, if such termination or the event giving rise to the termination right, as applicable, occurs within ten business days after (a) the Go Shop Period End Time or (b) in the event of timely delivery of a CCIT III Change Notice with respect to a Go Shop Bidder, the negotiation period contemplated in the Merger Agreement. CCIT III will pay CMFT the CCIT III Termination Payment and the Expense Reimbursement in connection with item (1) above and, if subsection (a) or (b) does not apply, in connection with items (2) and (3) above.

Additionally, CCIT III agreed to pay CMFT up to the amount of the Expense Reimbursement and CMFT agreed to pay CCIT III up to $750,000 as reimbursement for expenses incurred by CCIT III in connection with the CCIT III Merger in the event the CCIT III Merger Agreement is terminated by CMFT pursuant to item (1) under “—Termination by CMFT” above or by CCIT III pursuant to item (1) under “—Termination by CCIT III” above, respectively.

Enforcement; Remedies

The parties to the CCIT III Merger Agreement agree that irreparable harm would occur to the non-breaching party if any of the provisions of the CCIT III Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy in the event of such breach or non-performance. Accordingly, the parties agreed that, at any time prior to the effective time of any termination of the CCIT III Merger Agreement, the parties will be entitled to an injunction or injunctions to prevent one or more breaches of the CCIT III Merger Agreement and to enforce specifically the terms and provisions of the CCIT III Merger Agreement, and each party waived any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any action should be brought in equity to enforce the specific performance provisions of the CCIT III Merger Agreement, no party thereto will allege, and each party thereto waives the defense, that there is an adequate remedy at law. To the extent any party brings an action to enforce specifically the performance of the terms and provisions of the CCIT III Merger Agreement (other than an action to specifically enforce any provision that survives termination of the CCIT III Merger Agreement) when expressly available to such party pursuant to the terms of the CCIT III Merger Agreement, the Outside Date will automatically be extended to (a) the twentieth (20th) business day following the resolution of such action, or (b) such other time period established by the court presiding over such action.

Notwithstanding the foregoing, or anything else in the CCIT III Merger Agreement to the contrary, in the event the CCIT III Termination Payment becomes payable and is paid, then such payment (together with any Expense Reimbursement payable) will be CMFT’s and its affiliates’ sole and exclusive remedy against CCIT III and its subsidiaries.

Fees and Expenses

Except as described above under “Termination of the CCIT III Merger Agreement,” all fees and expenses incurred in connection with the CCIT III Merger Agreement and the other transactions contemplated by the CCIT III Merger Agreement will be paid by the party incurring such fees or expenses, provided that CCIT III and CMFT will share equally the filing fees required in connection with the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, filed in connection with the CCIT III Merger.

Amendment and Waiver

Any time prior to the effective time of the CCIT III Merger, to the extent permitted under applicable law, the parties may amend any provision of the CCIT III Merger Agreement provided that such amendment is specifically set forth in an instrument in writing signed on behalf of all parties. In addition, at any time prior to the effective time of the CCIT III Merger, to the extent permitted under applicable law, a party may grant an extension for the time for performance of any obligation of the other party, waive any inaccuracy in the representations and warranties of the other party or waive the other party’s compliance with any agreement or condition contained in the CCIT III Merger Agreement by specifically setting forth such extension or amendment in an instrument written by such party.

Governing Law; Waiver of Jury Trial

The CCIT III Merger Agreement is governed by and will be construed in accordance with the laws of the State of Maryland, without giving effect to conflicts of laws principles. Each party to the CCIT III Merger Agreement agreed to waive, to the fullest extent permitted by applicable law, any right to a trial by jury in respect of any litigation directly or indirectly arising out of or in connection with the CCIT III Merger Agreement.

ADVISORY AND MANAGEMENT AGREEMENTS

Termination of CCIT III Advisory Agreement

Concurrently with entry into the CCIT III Merger Agreement, CCIT III and CCI III Management entered into the Termination Agreement, pursuant to which the CCIT III Advisory Agreement, under which CCI III Management receives compensation for serving as the external manager of CCIT III, will be terminated at the effective time of the CCIT III Merger. CCI III Management also waived any “Subordinated Performance Fee” or “Disposition Fee” (each as defined in the CCIT III Advisory Agreement) to which it would have been entitled in connection with the CCIT III Merger. In the event the CCIT III Merger Agreement is terminated in accordance with its terms, the Termination Agreement will be automatically terminated and the CCIT III Advisory Agreement will remain in effect. Furthermore, the Termination Agreement is effective only in respect of the CCIT III Merger and will not apply to any transactions consummated by CCIT III in respect of a Superior Proposal.

Termination of CCPT V Advisory Agreement

Concurrently with its entry into the agreement and plan of merger providing for the CCPT V Merger, CCPT V entered into a letter agreement pursuant to which the advisory agreement between CCPT V and its external manager will be terminated at the effective time of the CCPT  V Merger.

Comparison of the CMFT Management Agreement and the CCIT III Advisory Agreement

Following the consummation of the CCIT III Merger and, if applicable, the CCPT V Merger, the CCIT III/CMFT Combined Company or Fully Combined Company, as applicable, will be externally managed by CMFT Management pursuant to the CMFT Management Agreement.

The following is a summary comparison of the material terms of the CMFT Management Agreement and the CCIT III Advisory Agreement. The summary set forth below is not intended to be an exhaustive discussion of the foregoing and may not contain all the information that is important to you. The following summary is qualified in its entirety by reference to the relevant provisions of the CMFT Management Agreement and the CCIT III Advisory Agreement.

CMFT Management Agreement	CCIT III Advisory Agreement
Term

The initial term of the CMFT Management Agreement expires on August 20, 2022, and is deemed renewed automatically each year thereafter for an additional one-year period unless CMFT or CMFT Management determine not to renew the CMFT Management Agreement in accordance with its terms.	The current term of the CCIT III Advisory Agreement expires on November 30, 2020, subject to an unlimited number of successive one-year renewals upon mutual consent of the parties.

Base Fee

The Management Fee, payable in cash by CMFT to CMFT Management quarterly in arrears, is equal to the greater of (a) $250,000 per annum ($62,500 per quarter) and (b) 1.50% per annum (0.375% per quarter) of CMFT’s Equity (as defined in the CMFT Management Agreement).	The advisory fee, payable in cash by CCIT III to CCI III Management on the last day of each month, is equal to the sum of (a) an annualized rate of 0.75% on the amount of monthly average asset value between $0 and $2.0 billion; (b) an annualized rate of 0.70% on the amount of monthly average asset value between $2.0 billion and $4.0 billion; and (c) an annualized rate of 0.65% on the amount of monthly average asset value in excess of $4.0 billion.

CMFT Management Agreement	CCIT III Advisory Agreement

For such purposes, average asset value for a specific period refers to the average of the aggregate of either (1) the book value or (ii) if the CCIT III Board has determined a NAV, then, with respect to any asset included in the calculation of such NAV, the appraised value of the properties, mortgages and other investments in equity interests in, or loans secured by real property, subject to certain exceptions, owned by CCIT III through one or more of its affiliates, computed by taking the average of such values at the end of each business day during such period.

Incentive Compensation

The Incentive Compensation (as defined in the CMFT Management Agreement), payable in cash by CMFT quarterly in arrears, is equal to (subject to proration) the excess of (a) 20.0% of the amount by which (i) Core Earnings (as defined in the CMFT Management Agreement) of CMFT for the previous 12-month period exceeds (ii) 7.0% of CMFT’s Consolidated Equity (as defined in the CMFT Management Agreement) in the previous 12-month period, over (b) the sum of any Incentive Compensation paid to CMFT Management with respect to the first three calendar quarters of such previous 12-month period (or such lesser number of completed calendar quarters preceding the applicable period, if applicable).

No Incentive Compensation is payable by CMFT with respect to a given quarter if Core Earnings for the 12 most recently completed calendar quarters (or such lesser number of quarters since the effective date of the CMFT Management Agreement) in the aggregate is not greater than zero.

No incentive compensation is payable by CCIT III under the CCIT III Advisory Agreement.

Subordinated Performance Fee

No subordinated performance fee is payable by CMFT under the CMFT Management Agreement.	In the event CCIT III Common Stock is listed on a national securities exchange, CCIT III must pay CCI III Management a subordinated performance fee of 15.0% of the amount by which (a) the market value of CCIT III Common Stock outstanding plus all distributions paid to CCIT III stockholders prior to such listing, exceeds (b) the sum of (i) 100% of Invested Capital (as defined in the CCIT III Advisory Agreement) and (ii) the total distributions required to be paid to CCIT III stockholders in order to pay the

CMFT Management Agreement	CCIT III Advisory Agreement

CCIT III stockholders’ 6.0% return from inception through the date that the market value is determined.

In the event of any Sale (as defined in the CCIT III Advisory Agreement), CCIT III must pay CCI III Management a subordinated performance fee of 15.0% of the Net Sale Proceeds (as defined in the CCIT III Advisory Agreement) remaining after the CCIT III stockholders have received distributions equal to the sum of the CCIT III stockholders’ 6.0% return and 100% of Invested Capital.

CCIT III may pay any subordinated performance fee in the form of cash, shares of CCIT III Common Stock, a non-interest bearing promissory note or any combination of the foregoing.

Acquisition Fee

No acquisition fee is payable by CMFT under the CMFT Management Agreement.	CCIT III pays to CCI III Management or its affiliates acquisition fees of up to 2.0% of the amount actually paid or allocated in respect of the purchase, development, construction or improvement of an asset, or the amount of funds advanced with respect to a mortgage, excluding in each case any fees or expenses incurred by CCIT III, CCI III Management or their affiliates in connection with such transaction.

Disposition Fee

No disposition fee is payable by CMFT under the CMFT Management Agreement.	If CCI III Management or one of its affiliates provides substantial assistance in connection with the sale of one or more properties of CCIT III (as determined by a majority of the Independent Directors), CCIT III pays CCI III Management or its applicable affiliate a disposition fee in an amount equal to up to one-half (50%) of the real estate or brokerage commission paid by CCIT III to third parties on the sale of such properties, not to exceed 1.0% of the contract sales price of each property sold; provided, however, in no event may the total disposition fees paid to CCI III Management, its affiliates and unaffiliated third parties exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price.

Financing Coordination Fee

No financing coordination fee is payable by CMFT under the CMFT Management Agreement.	For services provided by CCI III Management in connection with the origination, assumption or refinancing of any indebtedness or obligation to

CMFT Management Agreement	CCIT III Advisory Agreement

acquire one or more properties, CCIT III pays CCI III Management a financing coordination fee in the amount of 1.0% of the amount available and/or outstanding under such origination, assumption or refinancing of indebtedness or obligation.

Notwithstanding the foregoing, no financing coordination fee is payable on:

•  any loans advanced by an affiliate of CCI III Management;

•  any refinanced indebtedness or obligation if CCI III Management previously received such a fee on the original indebtedness or obligation, unless such refinanced indebtedness or obligation (a) has a term of at least five years and the maturity date of the original indebtedness or obligation is scheduled to occur less than one year after the refinancing or (b) is approved by a majority of the Independent Directors; or

•  loan proceeds from any line of credit unless all net offering proceeds received as of the date the proceeds from the line of credit are drawn for the purpose of acquiring properties or other permitted investments have been invested.

With respect to a revolving line of credit, CCI III Management will receive a financing coordination fee only in connection with amounts being drawn for the first time.

Termination

The CMFT Management Agreement may be terminated without cause effective as of the expiration of the initial term or the next automatic renewal term upon at least 180 days’ prior written notice of nonrenewal to the other party:

•  by CMFT, if at least two-thirds of the Independent Directors (as defined in the CMFT Management Agreement) determine that CMFT Management has performed unsatisfactorily in a way that is materially detrimental to CMFT and its subsidiaries, taken as a whole, provided that CMFT pays a termination fee;

•  by CMFT, if at least two-thirds of the Independent Directors determine that the Management Fee or Manager Incentive Compensation is unfair and after a period of negotiation in good faith CMFT

The CCIT III Advisory Agreement may be terminated at the option of either party, upon 60 days’ written notice, without cause or penalty; provided that if CCIT III is the terminating party, then a majority of the Independent Directors must approve such termination.

The CCIT III Advisory Agreement will automatically terminate in the event CCIT III Common Stock is listed for trading on a national securities exchange.

CMFT Management Agreement	CCIT III Advisory Agreement

and CMFT Management are unable to reach an agreement on a fee that at least two-thirds of the Independent Directors determine to be fair, provided that CMFT pays a termination fee; or

•  by CMFT Management.

The CMFT Management Agreement may be terminated with cause upon the occurrence of certain specified events.

Termination Fee

If the CMFT Management Agreement is terminated by CMFT without cause, CMFT Management is entitled to receive a termination fee equal to three times the sum of (a) the average annual Management Fee and (b) the average annual Incentive Compensation during the 24-month period immediately preceding the most recently completed calendar quarter prior to the termination (or an annualized fee if the CMFT Management Agreement is terminated prior to August 20, 2021).

No termination fee is payable in the event CMFT Management terminates the CMFT Management Agreement without cause or if either party terminates the CMFT Management Agreement with cause.

If the CCIT III Advisory Agreement is terminated, other than by CCIT III for a material breach thereunder or upon a Change of Control (as defined in the CCIT III Advisory Agreement), CCIT III must pay CCI III Management a subordinated performance fee of 15.0% of the amount, if any, by which (a) the value of the assets on the date of termination, valued on a portfolio basis, less the amount of all indebtedness secured by the assets, plus the total distributions paid to CCIT III stockholders from CCIT III’s inception through the date of termination, exceeds (b) the sum of Invested Capital plus an amount reflecting a 6.0% return for CCIT III stockholders from the date of CCIT III’s inception through the date of termination. CCIT III has the option to pay such subordinated performance fee in the form of cash, shares of CCIT III Common Stock, a non-interest bearing promissory note or any combination of the foregoing.

If termination of the CCIT III Advisory Agreement occurs upon a Change of Control, CCIT III must pay CCI III Management a subordinated performance fee of 15.0% of the amount, if any, by which (a) the value of the assets on the date of termination, as determined in good faith by the CCIT III Board, including a majority of the Independent Directors, exceeds (b) the sum of Invested Capital plus an amount reflecting a 6.0% return for CCIT III stockholders from the date of CCIT III’s inception through the date of termination.

DESCRIPTION OF CMFT CAPITAL STOCK

The following is a summary of certain terms of CMFT’s capital stock, the CMFT Charter, the CMFT Bylaws, and certain provisions of the MGCL governing REITs formed under Maryland law. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of the CMFT Charter and the CMFT Bylaws and the applicable provisions of the MGCL. The following summary should be read in conjunction with the CMFT Charter, the CMFT Bylaws and the applicable provisions of the MGCL for complete information regarding CMFT’s capital stock. To obtain copies of the CMFT Charter and the CMFT Bylaws, see the section “Where You Can Find More Information” in this proxy statement/prospectus.

When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to CMFT and its consolidated subsidiaries.

We were formed under the laws of the State of Maryland. The rights of our stockholders are governed by Maryland law as well as the CMFT Charter and CMFT Bylaws. The CMFT Charter authorizes us to issue up to 500,000,000 shares of stock, of which 490,000,000 shares are designated as CMFT Common Stock at $0.01 par value per share and 10,000,000 shares are designated as preferred stock at $0.01 par value per share. The CMFT Board may amend the CMFT Charter to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue without any action by our stockholders. As of October 13, 2020, there were 309,427,537.146 shares of CMFT Common Stock issued and outstanding and no shares of preferred stock issued and outstanding.

At the effective time of the CCIT III Merger, each issued and outstanding share of CCIT III Common Stock will be converted into the right to receive 1.098 shares of CMFT Common Stock (with fractional shares of CCIT  III receiving a corresponding number of fractional shares of CMFT).

Common Stock

The CMFT Charter authorizes the CMFT Board, without any action by our stockholders, to classify or reclassify any unissued shares of CMFT Common Stock or preferred stock into one or more classes or series and set or change the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms and conditions of redemption of any new class or series of stock, subject to certain restrictions, including the express terms of any class or series of stock outstanding at the time.

Subject to any preferential rights of any other class or series of stock and to the provisions of the CMFT Charter regarding the restrictions on the ownership and transfer of CMFT Common Stock, the holders of CMFT Common Stock are entitled to such distributions as may be authorized from time to time by the CMFT Board out of legally available funds and declared by us and, upon any liquidity event, would be entitled to receive all assets available for distribution to our stockholders. Holders of CMFT Common Stock do not have preemptive rights, which means that they do not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, sinking fund, redemption or appraisal rights. Shares of CMFT Common Stock have equal distribution, liquidation and other rights.

Preferred Stock

The CMFT Charter authorizes the CMFT Board to issue one or more classes or series of preferred stock without stockholder approval and to fix the voting rights, liquidation preferences, distribution rates, conversion rights, redemption rights and terms and certain other rights and preferences with respect to such preferred stock. In addition, the CMFT Charter provides that holders of CMFT Common Stock will be subject to the express terms of any class or series of preferred stock. Because the CMFT Board has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of CMFT Common Stock. If CMFT were to create and issue preferred stock with a distribution preference over CMFT Common Stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on CMFT Common Stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. The CMFT Board has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval.

Appraisal Rights

As permitted by the MGCL, the CMFT Charter provides that stockholders are not entitled to exercise appraisal rights unless the CMFT Board determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Meetings and Special Voting Requirements

Subject to restrictions in the CMFT Charter regarding the ownership and transfer of our stock and except as may otherwise be specified in the CMFT Charter, each holder of CMFT Common Stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of the CMFT Board, which means that the holders of a majority of shares of our outstanding CMFT Common Stock can elect all of the directors then standing for election and the holders of the remaining shares of CMFT Common Stock will not be able to elect any directors.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The CMFT Charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter (except for certain amendments to the CMFT Charter relating to director removal and the vote required for certain amendments).

The CMFT Charter provides that any director, or the entire CMFT Board, may be removed from office at any time, but only for cause, and then only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. The CMFT Charter defines cause with respect to any particular director as conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.

An annual meeting of our stockholders for the purpose of the election of directors and the transaction of any business will be held annually on a date and at the time and place set by the CMFT Board. Special meetings of stockholders to act on any matter that may properly be considered at a meeting of stockholders may be called upon the request of the CMFT Board, the chairman of the CMFT Board, the president or the chief executive officer and, subject to the satisfaction of certain procedural requirements, must be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on the matter at the meeting. The presence of stockholders entitled to cast at least a majority of all the votes entitled to be cast at such meeting on any matter, either in person or by proxy, will constitute a quorum.

The term of the CMFT Management Agreement with CMFT Management is three years and will be deemed renewed automatically each year thereafter for an additional one-year period unless CMFT provides 180 days’ written notice to CMFT Management after the affirmative vote of 2/3 of CMFT’s independent directors.

Although, the stockholders do not have the ability to vote to replace CMFT Management or to select a new advisor, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, any director, or the entire CMFT Board, may be removed from office at any time, but only for cause, and then only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. For purposes of this provision, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to CMFT through bad faith or active and deliberate dishonesty.

Tender Offers by Stockholders

The CMFT Charter provides that any tender offer, including any “mini-tender” offer, must comply with Regulation 14D of the Exchange Act, including the notice and disclosure requirements. The offering person must provide us notice of such tender offer at least ten (10) business days before initiating the tender offer. If the offering person does not comply with the provisions set forth above, we will have the right to redeem that person’s shares and any shares acquired in such tender offer at the lesser of (i) the price then being paid per share of CMFT Common Stock purchased in our latest offering at full purchase price (not discounted for commission reductions or for reductions in sale price permitted pursuant to our distribution reinvestment plan), (ii) the estimated value of the shares as determined in our most recent valuation pursuant to Regulatory Notice 09-09 of FINRA, (iii) the fair market value of the shares as determined by an independent valuation obtained by us or (iv) the lowest tender offer price offered in such non-compliant tender offer. In addition, the non-complying person will be responsible for all of our expenses incurred in connection with that person’s noncompliance.

Restriction on Ownership and Transfer of Shares

In order for us to qualify as a REIT under the Code, we must meet the following criteria regarding our stockholders’ ownership of our shares:

•

five or fewer individuals (as defined in the Code to include certain tax exempt organizations and trusts) may not own, directly or indirectly, more than 50% in value of our outstanding shares during the last half of a taxable year; and

•	100 or more persons must beneficially own our shares during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

We may prohibit certain acquisitions and transfers of shares so as to ensure our initial and continued qualification as a REIT under the Code. However, there can be no assurance that this prohibition will be effective. Because we believe it is essential for us to qualify as a REIT, and, once qualified, to continue to qualify, among other reasons, the CMFT Charter provides (subject to certain exceptions) that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% (in value or number of shares, whichever is more restrictive) of the aggregate of our outstanding shares of CMFT Common Stock.

The CMFT Board, in its sole discretion, may prospectively or retroactively waive this ownership limit if evidence satisfactory to our directors, including certain representations and undertakings required by the CMFT Charter, is presented that such ownership will not then or in the future jeopardize our status as a REIT. Also, these restrictions on transferability and ownership will not apply if our directors determine that it is no longer in our best interests to continue to qualify as a REIT.

Additionally, the CMFT Charter further prohibits the transfer or issuance of our stock if such transfer or issuance:

•	with respect to transfers only, results in our stock being beneficially owned by fewer than 100 persons;

•	results in our being “closely held” within the meaning of Section 856(h) of the Code;

•

results in our owning, directly or indirectly, an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income we derive from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code; or

•	otherwise results in our disqualification as a REIT.

Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void. In the event of any attempted transfer of our stock which, if effective, would result in (i) violation of the ownership limit discussed above, (ii) our being “closely held” under Section 856(h) of the Code, (iii) our owning (directly or indirectly) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income we derive from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code or (iv) our otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. To avoid confusion, these shares so transferred to a beneficial trust are referred to herein as Excess Securities. Excess Securities will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee of the beneficial trust, as holder of the Excess Securities, will be entitled to receive all distributions authorized by the CMFT Board on such securities for the benefit of the charitable beneficiary. The CMFT Charter further entitles the trustee of the beneficial trust to vote all Excess Securities and, subject to Maryland law, to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the beneficial trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote. If the transfer to the beneficial trust would not be effective for any reason to prevent a violation of the limitations on ownership and transfer, then the transfer of that number of shares that otherwise would cause the violation will be null and void, with the proposed transferee acquiring no rights in such shares. Within twenty (20) days of receiving notice from us that the Excess Securities have been transferred to the beneficial trust, the trustee of the beneficial trust shall sell the Excess Securities. The trustee of the beneficial trust may select a transferee to whom the Excess Securities may be sold as long as such sale does not violate the 9.8% ownership limit or the other restrictions on ownership and transfer. Upon sale of the Excess Securities, the intended transferee (the transferee of the Excess Securities whose ownership would violate the 9.8% ownership limit or the other restrictions on ownership transfer) will receive from the trustee of the beneficial trust the lesser of (a) such sale proceeds (net of any commissions and other expenses of sale), or (b) the price per share the intended transferee paid for the Excess Securities (or, in the case of a gift or devise to the intended transferee, the price per share equal to the market value per share on the date of the transfer to the intended transferee). The trustee may reduce the amount payable to the intended transferee upon such sale by the amount of any dividends and other distributions we pay to an intended transferee on Excess Securities prior to our discovery that such Excess Securities have been transferred in violation of the provisions of the CMFT Charter. The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee. If, prior to our discovery that shares of our stock have been transferred to the beneficial trust, the shares are sold by the intended transferee, then the shares will be deemed to have been sold on behalf of the beneficial trust and, to the extent that the intended transferee received an amount for the shares that exceeds the amount such intended transferee was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, we have the right to purchase any Excess Securities at the lesser of (i) the price per share paid in the transaction that resulted in such transfer that created the Excess Securities (or, in the case of a devise or gift, the market price at the time of such devise or gift) or (ii) the current market price, until the Excess Securities are sold by the trustee of the beneficial trust. Upon such purchase by us, the interest of the beneficial trust in the shares sold to us shall terminate and the beneficial trust shall distribute the net proceeds of the sale to the intended transferee. We may reduce the amount payable to the intended transferee upon such sale by the amount of any distribution we pay to an intended transferee on Excess Securities prior to our discovery that such Excess Securities have been transferred in violation of the provisions of the CMFT Charter. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary.

If the CMFT Board or a committee thereof determines that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in the CMFT Charter, the CMFT Board or such committee may take such action as it deems necessary to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer; provided, however, that any proposed transfer or other event that violates the restrictions on ownership and transfer of our stock as described above shall be null and void irrespective of any action (or non-action) by the CMFT Board.

Any person who acquires or attempts to acquire shares in violation of the foregoing ownership restriction, or would have owned shares that resulted in a transfer to a beneficial trust, is required to give us immediate written notice or, in the case of a proposed or attempted transaction, 15 days’ written notice prior to such transaction. In both cases, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions will continue to apply until the CMFT Board determines it is no longer in our best interests to continue to qualify as a REIT or that compliance with these restrictions is no longer required for us to qualify as a REIT.

The ownership limit does not apply to the underwriter in a public offering of shares or to a person or persons so exempted (prospectively or retroactively) from the ownership limit by the CMFT Board based upon certain representations and undertakings required by the CMFT Charter and other appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns more than 5% of the outstanding shares during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares beneficially owned, directly or indirectly.

Distribution Policy and Distributions

CMFT has historically declared distributions on a quarterly basis that accrued at a daily rate to stockholders of record. However, given the impact of the COVID-19 pandemic, CMFT has declared distributions on a monthly basis since April 2020 so as to allow greater flexibility in responding to the impact that COVID-19 has on its tenants, the degree to which federal, state or local governmental authorities grant rent relief or other assistance programs, its abilities to access capital markets and the general effect on the financial markets and economy. For further information regarding the historical distributions to CMFT stockholders, see the section “Parties to the CCIT III Merger—CIM Real Estate Finance Trust, Inc.—Distribution Policy” in this proxy statement/prospectus.

We expect that, from time to time, we will pay distributions in excess of our cash flows from operations as defined by GAAP. As a result, the amount of distributions paid at any time may not be an indicator of the current performance of our properties or current operating cash flows.

Distributions to stockholders are characterized for federal income tax purposes as ordinary income, capital gains, non-taxable return of capital or a combination of the three. Distributions that exceed our current or accumulated earnings and profits typically constitute a return of capital for tax purposes and reduce the stockholders’ basis in our common shares. We will annually notify stockholders of the taxability of distributions paid during the preceding year.

Although we intend to continue to pay regular distributions, our results of operations, our general financial condition, general economic conditions, or other factors may inhibit us from doing so. Distributions are authorized at the discretion of the CMFT Board, and are based on many factors, including current and expected cash flow from operations, as well as the obligation that we comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for CMFT to invest the funds received in any offering it conducts;

•	our operating and interest expenses, including fees and expenses paid to CMFT Management;

•	the ability of tenants to meet their obligations under the leases associated with our properties;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates when renewing or replacing current leases;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares;

•	the amount of cash used to redeem shares under our share redemption program; and

•	financings and refinancings.

We must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding any net capital gains, in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of operating cash flows that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, could require us to borrow funds from third parties on a short-term basis, issue new securities, including through this offering, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash. In addition, such distributions may constitute a return of capital.

Distribution Reinvestment Plan

The CMFT DRIP is designed generally to offer CMFT stockholders a convenient method of purchasing additional shares of CMFT Common Stock by reinvesting cash distributions without paying any selling commissions, fees or service charges. We will use the proceeds received from sales of the shares for general corporate purposes, including, but not limited to, investment in real estate and other real estate-related investments, payment of operating expenses, capital expenditures, fees and other costs, repayment of debt, and funding for our share redemption program. However, pending the completion of the Mergers, the CMFT Board has suspended the most recent offering under the CMFT DRIP, and there can be no guarantee that, following the Mergers, such offering will be reinstated on the same terms or at all.

Source and Purchase Price of the Shares

There is no public trading market for shares of CMFT Common Stock, and there can be no assurance that a market will develop in the future. The purchase price for shares under the CMFT DRIP will equal the most recently disclosed value of the shares of CMFT Common Stock estimated by the CMFT Board, less any special distributions designated by the CMFT Board. The selling price may not be indicative of the price at which the shares may trade if they were listed on an exchange or of the proceeds that a stockholder may receive if we liquidated or dissolved.

When Shares Will Be Purchased

Shares will be purchased for stockholders under the CMFT DRIP promptly following the payment date for the distribution used to purchase the shares to the extent shares are available for purchase under the CMFT DRIP. If sufficient shares are not available, any distribution funds that have not been invested in shares within 30 days after receipt and, in any event, by the end of the fiscal quarter in which they are received, will be distributed, along with any interest earned on such funds, to the respective CMFT DRIP participant. We intend to pay distributions monthly.

Cost of Participating in the Program

We will not charge stockholders any brokerage commissions, dealer manager fees, or service charges when you purchase shares under the CMFT DRIP. All costs of administration of the CMFT DRIP will be borne by us.

Tracking CMFT DRIP Investments

Within 90 days after the end of each calendar year, the CMFT DRIP’s administrator will mail to participating stockholders a statement of account describing their distributions received, the number of shares purchased, and the per share purchase price for such shares pursuant to the CMFT DRIP during the prior year. Tax information regarding participation in the CMFT DRIP will be sent to participating stockholders at least annually. In addition, the annual report of CMFT contains information regarding our history of distribution payments. This annual report is mailed to our stockholders each year.

Selling Shares Acquired Under the CMFT DRIP

A stockholder may sell the shares purchased through the CMFT DRIP, and its other shares of CMFT Common Stock, at any time, subject to any restrictions set forth in the CMFT Charter or that we may impose on the sale of shares to protect our status as a REIT. However, there is currently no liquid market for our shares, and we do not expect one to develop. Consequently, there may not be a readily available buyer for shares of CMFT Common Stock.

The transfer of shares will terminate participation in the CMFT DRIP with respect to such transferred shares as of the first day of the distribution period in which such transfer is effective, unless the transferee of such shares in connection with such transfer demonstrates to the CMFT DRIP’s administrator that such transferee meets the requirements for participation in the CMFT DRIP and affirmatively elects to participate by delivering an executed distribution change form or other instrument required by the CMFT DRIP’s administrator.

Terminating Participation in the CMFT DRIP

While the CMFT DRIP is suspended, CMFT stockholders are unable to modify their participation status. If and when the CMFT Board reinstates the CMFT DRIP, CMFT stockholders may terminate or modify their participation in the CMFT DRIP at any time upon written notice to the CMFT DRIP’s administrator. To be effective for any distribution period, such notice must be received by the CMFT DRIP’s administrator on or prior to the last business day of the distribution period. The CMFT DRIP’s administrator may terminate the participation of an individual in the CMFT DRIP at any time by ten days’ prior written notice to the relevant CMFT stockholder. After termination of a CMFT stockholder’s participation in the CMFT DRIP, the CMFT DRIP’s administrator will send such stockholder a check for the amount of any distributions in its account that have not been invested in shares, and any future distributions with respect to shares held by such stockholder that are made after the effective date of the termination of its participation in the CMFT DRIP will be sent directly to such stockholder.

Tax Consequences of Participation in the CMFT DRIP

The reinvestment of distributions does not relieve a CMFT stockholder of any income tax which may be payable on such distributions. Distributions paid by CMFT to its stockholders are treated as dividends to the extent that we have earnings and profits for federal income tax purposes. Any amount distributed in excess of our earnings and profits is applied as a return of capital, which results in a reduction in the adjusted basis of shares held by a CMFT stockholder. Once the adjusted basis in the shares of a CMFT stockholder is reduced to zero, any excess is treated as gain from the sale of shares. If a CMFT stockholder participates in the CMFT DRIP, such stockholder will realize distributions equal to the value of the shares received, even though such stockholder received shares instead of cash. These deemed distributions will be treated as actual dividends (to the extent that we have earnings and profits for federal income tax purposes) paid from CMFT to its stockholders and will retain the character and tax effects applicable to all dividends. One noteworthy tax effect is that REIT distributions generally are not considered “qualified dividend income” and thus are not eligible for the reduced tax rates otherwise available to non-corporate stockholders. Subject to narrow exceptions, REIT distributions, including deemed distributions under the CMFT DRIP, will be subject to tax at ordinary income rates to the extent that we have earnings and profits for federal income tax purposes. In addition, as long as we remain qualified as a REIT, corporate stockholders will not be eligible for the dividends received deduction for any distributions received from us, including CMFT DRIP distributions. The shares received by CMFT stockholders pursuant to the CMFT DRIP will have a holding period beginning with the day after the purchase, and a tax basis equal to their cost, which is the gross amount of the deemed distribution.

Tax-exempt stockholders, including individual retirement accounts, Keogh Plans, 401(k) plans and charitable remainder trusts, generally will not have to pay any taxes on distributions, including distributions reinvested under the CMFT DRIP. However, if a tax-exempt stockholder borrows to acquire shares, or if we become a pension-held REIT, distributions can be taxable. The income tax consequences for participants who do not reside in the United States may vary from jurisdiction to jurisdiction. The above discussion regarding the tax consequences of participating in the CMFT DRIP is intended only as a general discussion of the current federal income tax consequences of participating in the CMFT DRIP. Since each eligible participant’s financial situation is different, CMFT stockholders should consult their individual tax advisor concerning any tax questions they may have about participation in the CMFT DRIP. Additionally, CMFT stockholders should refer to the discussion contained in the section “Material U.S. Federal Income Tax Considerations” in this proxy statement/prospectus for a summary of the material U.S. federal income tax considerations of the ownership and disposition of CMFT Common Stock.

Amendment or Termination of the CMFT DRIP

We reserve the right to amend any aspect of the CMFT DRIP at our sole discretion and without the consent of stockholders, provided that notice of any amendment is provided to participants at least ten days prior to the effective date of that amendment and provided that we may not amend the CMFT DRIP to provide for selling commissions or dealer manager fees to be paid for shares purchased pursuant to the CMFT DRIP or to revoke a participant’s right to terminate or modify participation in the CMFT DRIP. We also reserve the right to terminate the CMFT DRIP for any reason at any time by ten days prior notice of termination to all participants. In addition, the CMFT DRIP may also be suspended by at any time by majority vote of the CMFT Board without prior notice to participants if the CMFT Board believes such action is in the best interest of CMFT and its stockholders. We may provide notice of any amendment, suspension or termination of the CMFT DRIP by including such information (i) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC or (ii) in a separate mailing to the participants. After termination of the CMFT DRIP, the CMFT DRIP’s administrator will send CMFT stockholders a check for the amount of any distributions in their respective accounts that have not been invested in shares. Any future distributions made after the effective date of the termination of the CMFT DRIP will be sent directly to CMFT stockholders.

Voting Rights of Shares Acquired Under the CMFT DRIP

Shares in the CMFT DRIP account of a stockholder will be voted as such stockholder directs. CMFT stockholders will receive proxy information in connection with any annual or special meeting of stockholders. This proxy will apply to all shares registered in the name of such stockholder, including all shares credited to its

CMFT DRIP account. A CMFT stockholder may also vote its shares, including those credited to its CMFT DRIP account, in person at any annual or special meeting of stockholders.

Our Liability Under the CMFT DRIP

Neither CMFT nor the CMFT DRIP’s administrator has any responsibility or liability as to the value of the shares or any change in the value of the shares acquired for each participant’s account, and neither CMFT nor the CMFT DRIP’s administrator will be liable for any act done in good faith, or for any good faith omission to act. In addition, the CMFT Charter provides that we will generally indemnify and hold harmless a director, an officer, or CMFT Management or any of its affiliates acting as our agent and their respective officers, directors, managers and employees against any and all losses or liabilities reasonably incurred by such party in connection with or by reason of any act or omission performed or omitted to be performed on our behalf in such capacity.

We have agreed to indemnify and hold harmless CMFT Management and its affiliates performing services for us from specific claims and liabilities arising out of the performance of their obligations under the advisory agreement. As a result, our stockholders and we may be entitled to a more limited right of action than they and we would otherwise have if these indemnification rights were not included in the advisory agreement.

The general effect to investors of any arrangement under which we agree to insure or indemnify any persons against liability is a potential reduction in distributions resulting from our payment of premiums associated with insurance or indemnification payments in excess of amounts covered by insurance. In addition, indemnification could reduce the legal remedies available to our stockholders and us against the officers and directors.

Share Redemption Program

We have a share redemption program that enables our stockholders to sell their shares to us in limited circumstances, subject to the conditions and limitations described below. However, note that pending the completion of the Mergers, the CMFT Board has suspended CMFT’s share redemption program, and there can be no guarantee that, following the Mergers, such share redemption program will be reinstated on the same terms or at all.

CMFT Common Stock is currently not listed on a national securities exchange, and we will not seek to list our stock unless and until such time as our independent directors believe that the listing of our stock would be in the best interest of our stockholders. In order to provide stockholders with the benefit of interim liquidity, stockholders may present all, or a portion, of their shares consisting of at least the lesser of (1) 25% of the stockholder’s shares; or (2) a number of shares with an aggregate redemption price of at least $2,500, to us for redemption at any time in accordance with the procedures outlined below. At that time, we may, subject to the conditions and limitations described below, redeem the shares presented for redemption for cash to the extent that we have sufficient funds available to us to fund such redemption. We will not pay to our Sponsor, the CMFT Board, or advisor or its affiliates any fees to complete any transactions under our share redemption program.

The per share redemption price (other than for shares purchased pursuant to the CMFT DRIP and as provided below for redemptions due to a stockholder’s death) depends on the length of time the stockholder has held such shares as follows: after two years from the purchase date, 97.5% of the most recently determined estimated NAV per share; and after three years from the purchase date, 100% of the most recently determined estimated NAV per share. During this time period, the redemption price for shares purchased pursuant to the CMFT DRIP will be 100% of the most recently determined estimated NAV per share. In each case, the redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to CMFT Common Stock.

In determining the redemption price, we consider shares to have been redeemed from a stockholder’s account on a first-in, first-out basis. The CMFT Board will announce any redemption price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. If we have sold a property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales, the per share redemption price will be reduced by the net sale proceeds per share distributed to stockholders prior to the redemption date. The CMFT Board will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While the CMFT Board does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds.

Upon receipt of a request for redemption, we may conduct a Uniform Commercial Code (“UCC”) search to ensure that no liens are held against the shares. Any costs for conducting the UCC search will be borne by us.

In the event of the death of a stockholder, we must receive notice from the stockholder’s estate within 270 days after the stockholder’s death in order to be eligible for a redemption due to a stockholder’s death. Shares redeemed in connection with a stockholder’s death will be redeemed at a purchase price per share equal to 100% of the estimated NAV per share.

In the event that a stockholder requests a redemption of all of their shares, and such stockholder is participating in the CMFT DRIP, the stockholder will be deemed to have notified us, at the time they submit their redemption request, that such stockholder is terminating its participation in the CMFT DRIP, and has elected to receive future distributions in cash. This election will continue in effect even if less than all of such stockholder’s shares are redeemed unless they notify us that they wish to resume their participation in the CMFT DRIP.

We will limit the number of shares redeemed pursuant to our share redemption program as follows: (1) we will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid; and (2) funding for the redemption of shares will be limited, among other things, to the net proceeds we receive from the sale of shares under the CMFT DRIP, net of shares redeemed to date. In an effort to accommodate redemption requests throughout the calendar year, we intend to limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter, and funding for redemptions for each quarter generally will be limited, among other things, to the net proceeds we receive from the sale of shares in the respective quarter under the CMFT DRIP; however, our management may waive these quarterly limitations in its sole discretion, subject to the 5% cap on the number of shares we may redeem during the respective trailing 12-month period. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any quarter, in which case quarterly redemptions will be made pro rata, except as described below. Our management also reserves the right, in its sole discretion at any time, and from time to time, to reject any request for redemption for any reason.

We will redeem our shares no later than the end of the month following the end of each fiscal quarter. Requests for redemption must be received on or prior to the end of the fiscal quarter in order for us to redeem the shares in the month following the end of that fiscal quarter. A stockholder may withdraw their request to have shares redeemed, but all such requests generally must be submitted prior to the last business day of the applicable fiscal quarter. Any redemption capacity that is not used as a result of the withdrawal or rejection of redemption requests may be used to satisfy the redemption requests of other stockholders received for that fiscal quarter, and such redemption payments may be made at a later time than when that quarter’s redemption payments are made.

We will determine whether we have sufficient funds and/or shares available as soon as practicable after the end of each fiscal quarter, but in any event prior to the applicable payment date. If we cannot purchase all shares presented for redemption in any fiscal quarter, based upon insufficient cash available and/or the limit on the number of shares we may redeem during any quarter or year, we will give priority to the redemption of deceased stockholders’ shares. While deceased stockholders’ shares will be included in calculating the maximum number of shares that may be redeemed in any annual or quarterly period, they will not be subject to the annual or quarterly percentage caps; therefore, if the volume of requests to redeem deceased stockholders’ shares in a particular quarter were large enough to cause the annual or quarterly percentage caps to be exceeded, even if no other redemption requests were processed, the redemptions of deceased stockholders’ shares would be completed in full, assuming sufficient proceeds from the sale of shares under the CMFT DRIP, net of shares redeemed to date, were available. If sufficient proceeds from the sale of shares under the CMFT DRIP, net of shares redeemed to date, were not available to pay all such redemptions in full, the requests to redeem deceased stockholders’ shares would be honored on a pro rata basis. We next will give priority to requests for full redemption of accounts with a balance of 250 shares or less at the time we receive the request, in order to reduce the expense of maintaining small accounts. Thereafter, we will honor the remaining redemption requests on a pro rata basis. Following such quarterly redemption period, if a stockholder would like to resubmit the unsatisfied portion of the prior request for redemption, such stockholder must submit a new request for redemption of such shares prior to the last day of the new quarter. Unfulfilled requests for redemption will not be carried over automatically to subsequent redemption periods.

The CMFT Board may choose to amend, suspend or terminate our share redemption program at any time in its sole discretion if it believes that such action is in the best interest of our stockholders. Any material modifications or suspension of our share redemption program by the CMFT Board will be disclosed to stockholders as promptly as practicable in reports we file with the SEC and via our website. Additionally, because the redemption of shares will be funded with the net proceeds we receive from the sale of shares under the CMFT DRIP, net of shares redeemed to date, the discontinuance or termination of the CMFT DRIP will adversely affect our ability to redeem shares under the share redemption program. We will notify our stockholders of such developments (1) in our next annual or quarterly report or (2) by means of a separate mailing, accompanied by disclosure in a current or periodic report under the Exchange Act.

Our share redemption program is only intended to provide interim liquidity for stockholders until a liquidity event occurs, which may include the sale of CMFT, the sale of all or substantially all of CMFT’s assets, a merger or similar transaction, an alternative strategy that will result in a significant increase in opportunities for stockholders to redeem their shares or the listing of the shares of CMFT Common Stock for trading on a national securities exchange. We cannot guarantee that a liquidity event will occur.

The shares we redeem under our share redemption program are canceled and returned to the status of authorized but unissued shares. We do not intend to resell such shares to the public unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws.

Stockholder Liability

The MGCL provides that our stockholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or the CMFT Board; and

•	are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.

In addition, the CMFT Charter provides that no stockholder will be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a stockholder, nor will any stockholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets or the affairs of us by reason of being a stockholder.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•

any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the CMFT Board approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the CMFT Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the CMFT Board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the CMFT Board of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder who will (or whose affiliate will) be a party to the business combination or by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the CMFT Board before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, the CMFT Board has exempted any business combination with CMFT Management or any of its affiliates. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and CMFT Management or any of its affiliates. As a result, CMFT Management or any of its affiliates may be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute.

The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

With some exceptions, Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter, excluding “control shares”:

•	owned by the acquiring person;

•	owned by our officers; and

•	owned by our employees who are also directors.

“Control shares” mean voting shares which, if aggregated with all other voting shares owned by an acquiring person or shares for which the acquiring person can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person, directly or indirectly, to exercise or direct the exercise of voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition occurs when, subject to certain exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel the CMFT Board to call a special meeting of our stockholders to be held within 50 days of a demand to consider the voting rights of the control shares. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to some conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or share exchange if we are a party to the transaction or to acquisitions approved or exempted by the CMFT Charter or the CMFT Bylaws.

As permitted by the MGCL, the CMFT Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of our stock.

Advance Notice of Director Nominations and New Business

The CMFT Bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the CMFT Board and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the CMFT Board or (3) by a stockholder who is a stockholder of record at the record date set by the CMFT Board for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving advance notice of such nominations or proposals of business and at the time of such annual meeting (and any adjournment or postponement thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of the CMFT Bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the CMFT Board at a special meeting may be made only (1) by or at the direction of the CMFT Board, or (2) provided that the special meeting has been called in accordance with the CMFT Bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by the CMFT Board for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving advance notice of such nominations and at the time of such special meeting (and any adjournment or postponement thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the CMFT Bylaws.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Pursuant to Subtitle 8, except as may be provided by the CMFT Board in setting the terms of any class or series of our preferred stock, we have elected to provide that vacancies on the CMFT Board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Through provisions in the CMFT Charter and CMFT Bylaws unrelated to Subtitle 8, we already vest in the CMFT Board the exclusive power to fix the number of directorships and provide that any director, or the entire CMFT Board, may be removed from office at any time, but only for cause, and then only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors.

Exclusive Forum

The CMFT Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any Internal Corporate Claim (as defined in the MGCL), including, without limitation, (i) any action asserting a claim of breach of any duty owed by any director or officer or other employee of CMFT to us or our stockholders or (ii) any action asserting a claim against us or any director or officer or other employee of CMFT arising pursuant to any provision of the MGCL, the CMFT Charter or the CMFT Bylaws, or (c) any action asserting a claim against us or any director or officer or other employee of CMFT that is governed by the internal affairs doctrine.

COMPARISON OF RIGHTS OF CCIT III STOCKHOLDERS AND CMFT STOCKHOLDERS

If the CCIT III Merger is consummated, CCIT III stockholders will become CMFT stockholders. The rights of CCIT III stockholders are currently governed by and subject to the provisions of the MGCL, the CCIT III Charter and the CCIT III Bylaws. Upon consummation of the CCIT III Merger, the rights of the former CCIT III stockholders who receive CMFT Common Stock in connection with the CCIT III Merger will continue to be governed by the MGCL and will be governed by the CMFT Charter and the CMFT Bylaws, rather than the CCIT III Charter and the CCIT III Bylaws.

The following is a summary comparison of material differences between the rights of stockholders of CCIT III under the MGCL and the CCIT III Charter and the CCIT III Bylaws, on the one hand, and the rights of stockholders of CMFT under the MGCL and the CMFT Charter and the CMFT Bylaws (which will be the rights of stockholders of the Combined Company following the CCIT III Merger and, if consummated, the other Mergers), on the other hand. The summary set forth below is not intended to be an exhaustive discussion of the foregoing and may not contain all the information that is important to you. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the MGCL; (ii) the CMFT Charter; (iii) the CCIT III Charter; (iv) the CMFT Bylaws; and (v) the CCIT III Bylaws.

Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of the MGCL, as well as the governing corporate instruments of each of CMFT and CCIT III referred to herein, copies of which are available, without charge, to any person or entity, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions under “Where You Can Find More Information.”

Rights of CMFT Stockholders	Rights of CCIT III Stockholders
Corporate Structure

CMFT is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of CMFT stockholders are governed by the MGCL, the CMFT Charter and the CMFT Bylaws.

CCIT III is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of CCIT III stockholders are governed by the MGCL, the CCIT III Charter and the CCIT III Bylaws.

Authorized Capital Stock

CMFT is authorized to issue an aggregate of 500,000,000 shares of capital stock, consisting of 490,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.	CCIT III is authorized to issue an aggregate of 500,000,000 shares of capital stock, consisting of 490,000,000 shares of common stock, $0.01 par value per share, of which 245,000,000 are classified as Class A common stock and 245,000,000 are classified as Class T common stock, and 10,000,000 shares of preferred stock, $0.01 par value per share.

Special Meeting of Stockholders

The CMFT Bylaws provide that special meetings of the stockholders (i) may be called at any time by the president, the chief executive officer, the chairman of the CMFT Board or a majority of the CMFT Board and (ii) shall be called by the secretary to act on any matter	The CCIT III Charter and the CCIT III Bylaws provide that special meetings of the stockholders (i) may be called at any time by the president, the chief executive officer, the chairman of the CCIT III Board, a majority of the CCIT III Board or a majority

Rights of CMFT Stockholders	Rights of CCIT III Stockholders
that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of the votes entitled to be cast on such matter at such meeting.	of the independent directors and (ii) shall be called by the secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than 10% of the votes entitled to be cast on such matter at such meeting.

Extraordinary Actions

The CMFT Charter provides that, except for provisions in the CMFT Charter relating to the removal of directors, and the power of stockholders to amend the CMFT Charter, notwithstanding any provision of law requiring any action to be taken or approved by the affirmative vote of the stockholders entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the CMFT Board and taken or approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.	The CCIT III Charter provides that, except for those amendments permitted to be made without stockholder approval under Maryland law or by the CCIT III Charter, notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of the stockholders entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the CCIT III Board and taken or approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Number of Directors

The CMFT Charter provides that the number of directors shall be six, which number may be increased or decreased from time to time pursuant to the CMFT Bylaws; provided, however, that pursuant to the CMFT Bylaws, the number of directors shall never be less than the minimum required by the MGCL nor more than 15. The current size of the CMFT Board is eight.	The CCIT III Charter provides that the number of directors shall be three, which number may be increased or decreased from time to time pursuant to the CCIT III Bylaws; provided, however, that the number of directors shall be no fewer than three and no more than 15. The current size of the CCIT III Board is five. A majority of the CCIT III Board must be comprised of persons not having certain direct or indirect relationships with CCIT III, the CCIT III sponsor, CCI III Management, CCIT III’s directors and any affiliates, except for a period of up to 60 days after the death, removal or resignation of such an independent director pending the election of such independent director’s successor.

Removal of Directors

The CMFT Charter provides that a director may be removed from office at any time, but only for cause, and then only by the affirmative vote of stockholders of CMFT entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. The CMFT Charter defines “cause” to mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to CMFT through bad faith or active and deliberate dishonesty.	The CCIT III Charter provides that any director, or the entire CCIT III Board, may be removed from office at any time, but only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors.

Rights of CMFT Stockholders	Rights of CCIT III Stockholders
Limitation of Liability and Indemnification of Directors and Officers

The CMFT Charter limits the liability of CMFT’s directors and officers to CMFT and its stockholders for money damages to the maximum extent permitted by Maryland law. The CMFT Charter requires CMFT to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of CMFT and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a director or officer of CMFT and at the request of CMFT, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

The CCIT III Charter limits the liability of CCIT III’s directors and officers to CCIT III and its stockholders for money damages and requires CCIT III to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of CCIT III and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a director or officer of CCIT III and at the request of CCIT III, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) CCI III Management or any of its affiliates acting as an agent of CCIT III.

However, CCIT III may indemnify a director, CCI III Management or any affiliate of CCI III Management (collectively, the “CCIT III Indemnified Parties”) for liability or loss suffered by such indemnitee or hold a CCIT III Indemnified Party harmless for any loss or liability by CCIT III only if the following conditions are met: (i) the CCIT III Indemnified Party has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of CCIT III, (ii) the CCIT III Indemnified Party was acting on behalf of or performing services for CCIT III, (iii) such liability or loss was not the result of negligence or misconduct by the CCIT III Indemnified Party (or gross negligence or willful misconduct in the case of an independent director) and (iv) such indemnification is recoverable only out of the net assets of CCIT III and not from its stockholders. In addition, CCIT III may not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by a CCIT III Indemnified Party unless one or more of the following conditions are met: (A) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to such indemnitee, (B) such claims have been dismissed

Rights of CMFT Stockholders	Rights of CCIT III Stockholders

with prejudice on the merits by a court of competent jurisdiction as to such indemnitee, or (C) a court of competent jurisdiction approves a settlement of the claims against such indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of CCIT III were offered or sold as to indemnification for violations of securities laws.

The CCIT III Charter further provides that a CCIT III Indemnified Party may be paid or reimbursed reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding as a result of any legal action for which indemnification is being sought only if the following conditions are met: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of CCIT III, (ii) the CCIT III Indemnified Party provides CCIT III with written affirmation of his, her or its good faith belief that he, she or it has met the standard of conduct necessary for indemnification, (iii) the legal proceeding is initiated by a third party who is not a stockholder of CCIT III or the legal proceeding is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement, and (iv) the CCIT III Indemnified Party agrees in writing to repay the amount paid or reimbursed by CCIT III, together with the applicable legal rate of interest thereon, in cases in which the CCIT III Indemnified Party is found not to be entitled to indemnification.

Voting Rights

Except as may be provided otherwise in the CMFT Charter, and subject to the express terms of any class or series of preferred stock, the holders of CMFT Common Stock have the exclusive right to vote on all matters (as to which a common stockholder shall be entitled to vote pursuant to applicable law) at all meetings of CMFT’s stockholders.	The CCIT III Charter provides that, subject to the provisions of any class or series of CCIT III Common Stock or CCIT III’s preferred stock then outstanding and the mandatory provisions of any applicable laws or regulations, CCIT III’s stockholders are entitled to vote only on the following matters: (i) the election or removal of directors, without the necessity for concurrence by the CCIT III Board, (ii) the amendment of the CCIT III Charter, (iii) the dissolution of CCIT III, (iv) the merger or consolidation of CCIT III, or the sale or other disposition of all or substantially all of CCIT III’s assets and (v) such other matters with

Rights of CMFT Stockholders	Rights of CCIT III Stockholders

respect to which the CCIT III Board has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to stockholders for approval or ratification.

The CCIT III Charter further provides that, without the approval of a majority of the shares of CCIT III capital stock entitled to vote on the matter, the CCIT III Board may not (i) amend the CCIT III Charter to adversely affect the rights, preferences and privileges of the stockholders, (ii) amend provisions of the CCIT III Charter relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions, (iii) liquidate or dissolve CCIT III other than before the initial investment in property, (iv) sell all or substantially all of CCIT III’s assets other than in the ordinary course of business or as otherwise permitted by law, (v) cause the merger of CCIT III or any subsidiary of CCIT III with CCI III Management or any affiliate of CCI III Management that would have the effect of CCIT III acquiring the management functions performed by CCI III Management or its affiliate, (vi) cause the purchase by CCIT III of all or substantially all of the assets of CCI III Management or any affiliate of CCI III Management that would have the effect of CCIT III acquiring the management functions performed by CCI III Management or its affiliate, (vii) cause CCIT III to engage in a Liquidity Event, as defined below, in which consideration would be paid to CCI III Management or any affiliate of CCI III Management other than (A) pursuant to the terms of the CCIT III Advisory Agreement with CCI III Management or CCIT III’s agreement with its dealer manager or (B) where CCI III Management or any affiliate of CCI III Management receives consideration in its capacity as a stockholder of CCIT III on the same terms as other stockholders of CCIT III who own the same class of CCIT III capital stock; or (viii) cause any other merger or similar reorganization of CCIT III except as permitted by law.

The term “Liquidity Event” is defined in the CCIT III Charter to mean (i) a listing or the receipt by CCIT III stockholders of securities that are listed on a national securities exchange in exchange for CCIT III Common Stock; (ii) a sale or merger of CCIT III in a transaction in which the stockholders receive or have the option to receive cash, securities redeemable for

Rights of CMFT Stockholders	Rights of CCIT III Stockholders
cash, and/or securities that are listed on a national securities exchange; and (iii) the sale of all or substantially all of CCIT III’s assets for cash or other consideration.

Tender Offers

The CMFT Charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with all of the provisions of Regulation 14D of the Exchange Act that would be applicable to a tender offer for more than 5% of the outstanding shares, including the notice and disclosure requirements. If the offeror does not comply with these provisions, CMFT will have the right to redeem that offeror’s shares, if any, and any shares acquired in such tender offer. In addition, the non-complying offeror will be responsible for all of CMFT’s expenses in connection with that offeror’s noncompliance.

These provisions have no effect with respect to any shares of CMFT stock that are listed on a national securities exchange or traded on an over-the-counter market.

The CCIT III Charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with all of the provisions of Regulation 14D of the Exchange Act that would be applicable to a tender offer for more than 5% of the outstanding shares, including the notice and disclosure requirements. No stockholder may transfer shares to a non-complying offeror unless such stockholder has first offered the shares to CCIT III at the tender offer price in the non-compliant tender offer. In addition, the non-complying offeror will be responsible for all of CCIT III’s expenses in connection with that offeror’s noncompliance.

These provisions have no effect with respect to any shares of CCIT III stock that are listed on a national securities exchange or traded on an over-the-counter market.

Common Stock Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of CMFT, or any distribution of CMFT’s assets, the aggregate assets available for distribution to holders of CMFT Common Stock shall be determined in accordance with applicable law. The holders of shares of CMFT Common Stock will be entitled to receive, ratably with each other holder of shares of CMFT Common Stock, that portion of such aggregate assets available for distribution as the number of outstanding shares of CMFT Common Stock held by such holder bears to the total number of outstanding shares of CMFT Common Stock.	In the event of any voluntary or involuntary liquidation, dissolution or winding up of CCIT III, or any distribution of CCIT III’s assets, the aggregate assets available for distribution to the holders of shares of CCIT III Common Stock shall be determined in accordance with applicable law. Each holder of shares of a particular class of CCIT III Common Stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.

Roll-Up Transactions

The CMFT Charter does not have any provision related to Roll-Up Transactions.	The CCIT III Charter provides that in connection with a proposed Roll-Up Transaction, the person sponsoring the Roll-Up Transaction shall offer to holders of CCIT III Common Stock who vote against the proposed Roll-Up Transaction the choice of either (i) accepting the securities of a Roll-Up Entity offered in the proposed Roll-Up Transaction or

Rights of CMFT Stockholders	Rights of CCIT III Stockholders

(ii) one of the following: (A) remaining as stockholders of CCIT III and preserving their interest therein on the same terms and conditions as existed previously or (B) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of the net assets of CCIT III.

The CCIT III Charter prohibits CCIT III from participating in any Roll-Up Transaction: (i) that would result in the holders of CCIT III Common Stock having voting rights in a Roll-Up Entity that are less than the rights provided for in the CCIT III Charter, (ii) that includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the Roll-Up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity), or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor, (iii) in which investor’s rights to access of records of the Roll-Up Entity will be less than those described in the CCIT III Charter or (iv) in which any of the costs of the Roll-Up Transaction will be borne by CCIT III if the Roll-Up Transaction is rejected by the holders of CCIT III Common Stock.

Dividends and Distributions

Subject to the provisions of any class or series outstanding, the CMFT Board may from time to time authorize CMFT to declare and pay to stockholders such dividends or other distributions, in cash or other assets of CMFT or in securities of CMFT, including in shares of one class or series payable to holders of shares of another class or series, or from any other source as the CMFT Board in its discretion shall determine.	Subject to the provisions of any class or series outstanding, the CCIT III Board may from time to time authorize CCIT III to declare and pay to stockholders such dividends or other distributions, in cash or other assets of CCIT III or in securities of CCIT III, including in shares of one class payable to holders of shares of another class, or from any other source as the CCIT III Board in its discretion shall determine. Distributions in kind are not permitted, except for (i) distributions of readily marketable securities, (ii) distributions of beneficial interests in a liquidating trust established for the dissolution of CCIT III and the liquidation of its assets in accordance with the terms of the CCIT III Charter or (iii) distributions in which (A) the CCIT III Board advises each stockholder of the risks associated with direct ownership of the property, (B) the CCIT III Board offers each stockholder the election of receiving such in-kind distributions and (C) in-kind distributions are made only to those stockholders that accept such offer.

Rights of CMFT Stockholders	Rights of CCIT III Stockholders

CCIT III pays an ongoing distribution and stockholder servicing fee to its dealer manager with respect to shares of CCIT III Class T Common Stock. The distribution and stockholder servicing fee accrues daily in an amount equal to 1/365th of 1.0% of the estimated NAV per share of Class T Common Stock and is paid monthly in arrears. CCIT III will cease paying the distribution and stockholder servicing fees with respect to each share of CCIT III Class T Common Stock at the earliest of: (i) the end of the month in which the transfer agent, on CCIT III’s behalf, determines that total selling commissions and distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount of the primary shares of CCIT III Class T Common Stock held in such account; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of shares in CCIT III’s primary offering (i.e., excluding proceeds from sales pursuant to the distribution reinvestment plan); (iii) December 31, 2022; (iv) the date such share of CCIT III Class T Common Stock is no longer outstanding; and (v) the date CCIT III effects a Liquidity Event. The distribution and stockholder servicing fees paid in respect of shares of CCIT III Class T Common Stock are allocated to such shares as a class expense and these fees will impact the amount of distributions payable on all shares of CCIT III Class T Common Stock. Accordingly, the aggregate amount of distributions received by a holder of shares of CCIT III Class T Common Stock may be less than the aggregate amount of distributions received by a holder of shares of CCIT III Class A Common Stock.

Election of Directors; Quorum

The CMFT Bylaws provide that a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present is sufficient to elect a director. The presence in person or by proxy of stockholders entitled to cast at least a majority of all the votes entitled to be cast at a meeting of stockholders constitutes a quorum.	The CCIT III Bylaws provide that the holders of a majority of the shares of stock of CCIT III entitled to vote who are present in person or represented by proxy at an annual meeting of stockholders at which a quorum is present may, without the necessity for concurrence by the CCIT III Board, vote to elect a director. The presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast at a meeting of stockholders constitutes a quorum.

Rights of CMFT Stockholders	Rights of CCIT III Stockholders
Transactions with Affiliates

The CMFT Charter does not address transactions with affiliates.	The CCIT III Charter contains certain requirements and limitations with respect to transactions between CCIT III, on the one hand, and the Sponsor, CCI III Management, CCIT III’s directors and any affiliates thereof, on the other hand, including (i) sales and leases of assets to CCIT III, (ii) sales and leases of assets to the Sponsor, CCI III Management, the CCIT III directors or any affiliates thereof, (iii) certain loans to the Sponsor, CCI III Management, the CCIT III directors or any affiliates thereof and (iv) any other transaction with the Sponsor, CCI III Management, the CCIT III directors of any affiliates thereof, unless a majority of the CCIT III Board (including a majority of the independent directors) not otherwise interested in such transaction approve such transaction as being fair and reasonable to CCIT III and on terms and conditions no less favorable to CCIT III than those available from unaffiliated third parties.

Access to Books and Records

Under Maryland law, any stockholder has the right to inspect the following corporate records: (i) bylaws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months, has the right to inspect the corporation’s books of account and its stock ledger, and may request a verified list of stockholders.

The CMFT Charter does not provide additional rights of inspection.

Under Maryland law, any stockholder has the right to inspect the following corporate records: (i) bylaws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months, has the right to inspect the corporation’s books of account and its stock ledger, and may request a verified list of stockholders.

The CCIT III Charter provides that, subject to certain limitations and requirements set forth therein, an alphabetical list of the names, addresses and telephone numbers of CCIT III stockholders, along with the number of shares of stock held by each of them, shall be available for inspection by any CCIT III stockholder or such stockholder’s designated agent at the home office of CCIT III upon the request of such stockholder, and that a copy of the stockholder list shall be mailed to any CCIT III stockholder so requesting within ten days of receipt by CCIT III of the request. The CCIT III Charter further provides that a stockholder may request a

Rights of CMFT Stockholders	Rights of CCIT III Stockholders
copy of the stockholder list in connection with matters relating to the stockholder’s voting rights and the exercise of the stockholder’s rights under federal proxy laws.

Investment Policies and Limitations

The CMFT Charter and the CMFT Bylaws do not include any investment policies or limitations; provided, however, that the CMFT Board may from time to time, in its sole discretion and as it deems appropriate, adopt, amend, revise or terminate any policy or policies with respect to CMFT.	In addition to the limitations described in “Transactions with Affiliates” above, the CCIT III Charter establishes investment restrictions and limitations with respect to investments in equity securities, unimproved real property and mortgages on unimproved real property, commodities, mortgages and other investments.

Suitability of Stockholders

The CMFT Charter and the CMFT Bylaws do not include provisions regarding suitability of stockholders.	The CCIT III Charter provides that, until such time as CCIT III Common Stock is listed on a national securities exchange and subject to suitability standards established by individual states, to become a CCIT III stockholder, if such prospective stockholder is an individual or a fiduciary, such prospective stockholder must represent to CCIT III, among other requirements as CCIT III may require from time to time, that such prospective stockholder has (i) a minimum annual gross income of $70,000 and a net worth of not less than $70,000 or (ii) a net worth of not less than $250,000, in each case excluding home, furnishings and automobiles from the calculation of net worth.

Minimum Investment and Transfer

The CMFT Charter and the CMFT Bylaws do not include any investment policies or limitations, and the CMFT Board may from time to time, in its sole discretion and as it deems appropriate, adopt, amend, revise or terminate any policy or policies with respect to CMFT.	The CCIT III Charter provides that, subject to individual state requirements and except with respect to the issuance of CCIT III Common Stock under any distribution reinvestment plan of CCIT III, no initial sale or transfer of CCIT III Common Stock of less than $2,500, or such other amount as determined by the CCIT III Board, will be permitted.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

If the CCIT III Merger is consummated, CCIT III will not hold an annual meeting of stockholders in 2020 or 2021 because CCIT III will be merged out of existence in the CCIT III Merger. However, if the CCIT III Merger Agreement is terminated for any reason, CCIT III expects to hold an annual meeting of stockholders in the second half of 2021. No date has been set for any future annual meeting of CCIT III.

Since CCIT III does not expect to hold a 2020 annual meeting of stockholders, a Rule 14a-8 proposal by a stockholder in respect of the 2021 annual meeting of stockholders to be timely must be delivered not later than a reasonable time before CCIT III begins to print and mail its proxy materials. Stockholder proposals must otherwise comply with applicable law, including Rule 14a-8 of the Exchange Act, and must be directed to the Secretary, Cole Office & Industrial REIT (CCIT III), Inc., 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016. CCIT III will make a public announcement of such postponed annual meeting date, when and if determined.

If CCIT III holds an annual meeting in 2021, for stockholder proposals (other than those made pursuant to Rule 14a-8) and nominations to be brought before the 2021 annual meeting, the CCIT III Bylaws provide that any eligible proposing stockholder must give written notice to CCIT III’s secretary. The CCIT III Bylaws require that such notice be received by CCIT III not earlier than the 150th day prior to the date of the 2021 annual meeting and not later than 5:00 p.m., Mountain Time, on the later of: (1) the 120th day prior to the date of the 2021 annual meeting; and (2) the tenth day following the day on which public announcement of the date of the 2021 annual meeting is first made.

LEGAL MATTERS

It is a condition to the CCIT III Merger that CCIT III and CMFT receive (1) opinions from Sullivan & Cromwell (or such other counsel reasonably satisfactory to CCIT III or CMFT, as applicable) concerning the U.S. federal income tax consequences of the CCIT III Merger and (2) opinions from Morris, Manning & Martin, LLP (or such counsel reasonably satisfactory to CCIT III or CMFT, as applicable) regarding CMFT’s and CCIT III’s respective qualification as a REIT, and such opinions provide the basis for the description of certain federal income tax consequences of the CCIT III Merger contained in the section “Material U.S. Federal Income Tax Considerations” in this proxy statement/prospectus. The validity of the shares of CMFT Common Stock to be issued in the CCIT III Merger will be passed upon for CMFT by Venable LLP.

EXPERTS

The financial statements of Cole Office & Industrial REIT (CCIT III), Inc. and subsidiaries included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of CIM Real Estate Finance Trust, Inc. and subsidiaries included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

OTHER MATTERS

Only one proxy statement/prospectus is being delivered to multiple security holders who share an address unless CCIT III has received contrary instructions from one or more CCIT III stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. CCIT III will promptly deliver, upon written or oral request, a separate copy of this proxy statement/prospectus to a security holder of a shared address to which a single copy was delivered. Also, security holders sharing an address may request a single copy of annual reports or proxy statements if they are currently receiving multiple copies. Such requests can be made by contacting CCIT III’s proxy solicitor, Mediant Communications Inc., by telephone at (844) 280-5346.

WHERE YOU CAN FIND MORE INFORMATION

CMFT has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, to register the issuance of CMFT Common Stock to CCIT III stockholders in the CCIT III Merger. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

CCIT III and CMFT each file annual, quarterly, and current reports, proxy statements and other information with the SEC. All of these filings are also available to the public at the SEC’s website at www.sec.gov. In addition, you may obtain copies of such documents at https://www.cimgroup.com/shareholder-information/forms-documents under the section “SEC Filings.” Information included in the foregoing websites is not incorporated by reference into this proxy statement/prospectus and such references are intended to be inactive textual references only.

You can also obtain any of the documents filed with the SEC by CCIT III and CMFT by requesting them from the proxy solicitor of CCIT III as follows:

Mediant Communications Inc.

PO Box 8035

Cary, NC 27512

(844) 280-5346

You will not be charged for any of the documents that you request.

To receive documents in advance of the CCIT III Special Meeting, please make a request for such documents no later than December 10, 2020 for documents requested to be sent by mail and December 16, 2020 for documents requested to be sent by email.

INDEX TO FINANCIAL INFORMATION

FULLY COMBINED COMPANY

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Introduction	F-3
Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2020	F-4
Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2020	F-5
Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2019	F-6
Notes to Pro Forma Condensed Consolidated Financial Statements	F-7

CCIT III/CMFT COMBINED COMPANY

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Introduction	F-12
Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2020	F-13
Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2020	F-14
Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2019	F-15
Notes to Pro Forma Condensed Consolidated Financial Statements	F-16

CMFT

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(AUDITED)

FINANCIAL STATEMENTS (INTERIM)

AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

CCIT III

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(AUDITED)

FINANCIAL STATEMENTS (INTERIM)

AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

FULLY COMBINED COMPANY

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following unaudited pro forma condensed consolidated financial statements set forth certain financial information pro forma for the mergers (together, the “Mergers”) of each of Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and Cole Credit Property Trust V, Inc. (“CCPT V”) (together, the “Target REITs”) with and into indirect, wholly owned subsidiaries of CIM Real Estate Finance Trust, Inc. (“CMFT”), which combined company is referred to herein as the “Fully Combined Company.”

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2020, reflects the financial position of the Fully Combined Company as if each of the Mergers closed on such date. The unaudited pro forma statements of operations for the six months ended June 30, 2020, and for the year ended December 31, 2019, reflect the results of the Fully Combined Company as if each of the Mergers closed on January 1, 2019. Such pro forma financial information was derived from, and should be read in conjunction with the unaudited financial statements of CMFT and each of the Target REITs as of and for the six months ended June 30, 2020 and the audited financial statements of CMFT and each of the Target REITs as of and for the year ended December 31, 2019, in each case including the notes thereto, all of which are included elsewhere in this Index to Financial Information.

The unaudited pro forma condensed consolidated financial statements of the Fully Combined Company (i) have been prepared for informational purposes only, (ii) are based on available information and assumptions and estimates deemed reasonable by management of CMFT and each of the Target REITs, (iii) do not purport to be indicative of what the consolidated financial condition or results of operations of the Fully Combined Company actually would have been assuming each of the Mergers had been consummated as of the dates indicated above and (iv) do not purport to represent the consolidated financial position or results of operations of the Fully Combined Company for future periods.

The Mergers will be accounted for as an asset acquisition under Accounting Standards Codification (“ASC”) 805: Business Combinations. The total purchase price implied by the exchange ratios of 1.098 and 2.892 shares of common stock, $0.01 par value per share, of CMFT (“CMFT Common Stock”) for each share of common stock, $0.01 par value per share, of CCIT III (“CCIT III Common Stock”) and CCPT V (“CCPT V Common Stock”), respectively, will be allocated to the individual assets acquired and liabilities assumed from both of the Target REITs by CMFT based upon their relative fair values. Intangible assets will be recognized at their relative fair values in accordance with ASC 350: Intangibles — Goodwill and Other. The allocation of the purchase price reflected in these unaudited pro forma condensed consolidated financial statements has not been finalized and is based upon preliminary estimates of these fair values, which is the best available information at the current time. A final determination of the fair values of the individual assets acquired and liabilities assumed will be based on actual valuations as of the date each of the Mergers closes. Consequently, amounts preliminarily allocated to the tangible and intangible assets acquired and liabilities assumed could change significantly from those used in the unaudited pro forma condensed consolidated financial statements.

FULLY COMBINED COMPANY

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2020

(in thousands, except share and per share amounts) (Unaudited)

	CMFT As Reported	CCIT III As Reported	CCPT V As Reported	Pro - Forma Adjustments		Fully Combined Company Pro - Forma
	(a)	(a)	(a)
ASSETS
Real estate assets:
Land	$742,208	$3,245	$155,802	$13,185	(b)	$914,440
Buildings, fixtures and improvements	1,996,392	41,259	445,134	32,599	(b)	2,515,384
Intangible lease assets	323,983	5,101	92,670	(16,318)	(b)	405,436

Total real estate assets, at cost	3,062,583	49,605	693,606	29,466	(b)	3,835,260
Less: accumulated depreciation and amortization	(434,005)	(6,692)	(85,604)	92,296	(c)	(434,005)

Total real estate assets, net	2,628,578	42,913	608,002	121,762		3,401,255
Real estate-related securities	16,103	—	—	—		16,103
Loans held-for-investment and related receivables, net	626,079	—	—	—		626,079
Less: Allowance for credit losses	(27,684)	—	—	—		(27,684)

Total loans held-for-investment and related receivables, net	598,395	—	—	—		598,395
Cash and cash equivalents	336,142	1,560	18,397	(6,590)	(d)	349,509
Restricted cash	4,797	—	577	—		5,374
Rents and tenant receivables	67,558	1,056	12,293	—		80,907
Prepaid expenses and other assets	9,425	88	566	—		10,079
Deferred costs, net	2,172	21	500	(521)	(e)	2,172
Assets held for sale	1,165	—	—	—		1,165

Total assets	$3,664,335	$45,638	$640,335	$114,651		$4,464,959

LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facilities, notes payable and repurchase facility, net	$1,708,598	$24,175	$368,100	$634	(e)	$2,101,507
Accrued expenses and accounts payable	22,439	604	3,342	—		26,385
Due to affiliates	13,796	78	1,916	(767)	(f)	15,023
Intangible lease liabilities, net	18,592	—	3,056	(1,459)	(b)	20,189
Distributions payable	4,990	124	672	—		5,786
Derivative liabilities, deferred rental income and other liabilities	21,582	222	13,307	—		35,111

Total liabilities	1,789,997	25,203	390,393	(1,592)		2,204,001

Commitments and contingencies
Redeemable common stock	170,912	—	8,480	—		179,392

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value per share	—	—	—	—		—
Common stock, $0.01 par value per share	3,099	32	169	324	(g)	3,624
Capital in excess of par value	2,607,013	28,738	372,876	(17,263)	(g)	2,991,364
Accumulated distributions in excess of earnings	(895,508)	(8,335)	(119,693)	133,182	(h)	(890,354)
Accumulated other comprehensive loss	(11,178)	—	(11,890)	—		(23,068)

Total stockholders’ equity	1,703,426	20,435	241,462	116,243		2,081,566

Total liabilities, redeemable common stock and stockholders’ equity	$3,664,335	$45,638	$640,335	$114,651		$4,464,959

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

FULLY COMBINED COMPANY

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2020

(in thousands, except share and per share amounts) (Unaudited)

	CMFT As Reported	CCIT III As Reported	CCPT V As Reported	Pro - Forma Adjustments		Fully Combined Company Pro - Forma
	(a)	(a)	(a)
Revenues:
Rental and other property income	$128,539	$2,213	$26,519	$131	(b)(c)	$157,402
Interest income	12,764	—	—	—		12,764

Total revenues	141,303	2,213	26,519	131		170,166

Operating expenses:
General and administrative	7,917	413	2,021	(1,736)	(b)(d)	8,615
Property operating	11,676	14	1,398	(87)	(b)	13,001
Real estate tax	13,726	255	2,111	—		16,092
Management and advisory fees and expenses	22,488	—	3,268	(48)	(e)	25,708
Transaction-related	582	—	93	(58)	(b)	617
Depreciation and amortization	40,519	956	9,366	8,225	(f)	59,066
Impairment	15,507	—	52	—		15,559
Provision for credit losses	25,682	—	—	—		25,682

Total operating expenses	138,097	1,638	18,309	6,296		164,340

Gain on disposition of real estate, net	16,901	—	—	(6,448)	(b)	10,453

Operating income	20,107	575	8,210	(12,613)		16,279

Other expense:
Interest expense and other, net	(31,276)	(439)	(7,505)	20,306	(b)(g)	(18,914)
Loss on extinguishment of debt	(4,752)	—	—	—		(4,752)

Total other expense	(36,028)	(439)	(7,505)	20,306		(23,666)

Net (loss) income	$(15,921)	$136	$705	$7,693		$(7,387)

Common Stock:
Net (loss) income	$(15,921)	$136	$705	$7,693		$(7,387)

Basic and diluted weighted average number of common shares outstanding	310,903,460	3,226,804	16,970,989	32,381,136	(h)	363,482,389

Basic and diluted net (loss) income per common share	$(0.05)	$0.04	$0.04	$—		$(0.02)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

FULLY COMBINED COMPANY

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

(in thousands, except share and per share amounts) (Unaudited)

	CMFT As Reported	CCIT III As Reported	CCPT V As Reported	Pro - Forma Adjustments		Fully Combined Company Pro -Forma
	(a)	(a)	(a)
Revenues:
Rental and other property income	$393,224	$4,467	$55,160	$(85,244)	(b)(c)	$367,607
Interest income	20,132	—	—	—		20,132

Total revenues	413,356	4,467	55,160	(85,244)		387,739

Operating expenses:
General and administrative	13,729	932	3,764	(4,912)	(b)	13,513
Property operating	33,462	36	4,109	(1,568)	(b)	36,039
Real estate tax	32,196	545	4,278	(1,468)	(b)	35,551
Management and advisory fees and expenses	42,339	—	6,159	(7,671)	(b)(e)	40,827
Transaction-related	2,278	—	92	(228)	(b)	2,142
Depreciation and amortization	107,867	1,912	18,719	(6,214)	(b)(f)	122,284
Impairment	72,939	—	688	—		73,627

Total operating expenses	304,810	3,425	37,809	(22,061)		323,983

Gain on disposition of real estate, net	180,666	—	685	(151,561)	(b)	29,790

Operating income	289,212	1,042	18,036	(214,744)		93,546

Other expense:
Interest expense and other, net	(98,965)	(1,530)	(14,481)	30,626	(b)(g)	(84,350)
Loss on extinguishment of debt	(7,227)	—	—	1,823	(b)	(5,404)

Total other expenses	(106,192)	(1,530)	(14,481)	32,449		(89,754)

Net income (loss)	183,020	(488)	3,555	(182,295)		3,792

Net income allocated to noncontrolling interest	121	—	—	(121)	(b)	—

Net income (loss) attributable to the Company	$182,899	$(488)	$3,555	$(182,174)		$3,792

Common Stock:
Net income (loss)	$182,899	$(488)	$3,555	$(182,174)		$3,792

Basic and diluted weighted average number of common shares outstanding	311,302,909	3,220,353	16,944,071	32,502,201	(b)(h)	363,969,534

Basic and diluted net income per common share	$0.59	$(0.15)	$0.21	$—		$0.01

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

FULLY COMBINED COMPANY

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 — BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed consolidated financial statements are based on CMFT’s and the Target REITs’ historical consolidated financial statements as adjusted to give effect to the Mergers. The unaudited pro forma statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019, give effect to the Mergers as if each had occurred on January 1, 2019. The unaudited pro forma balance sheet as of June 30, 2020, gives effect to the Mergers as if each had occurred on June 30, 2020.

The accompanying unaudited pro forma consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and do not include all of the information and disclosures required by generally accepted accounting principles of the United States. Pro forma financial information is intended to provide information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Pro forma financial information illustrates only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, and excludes effects based on judgments regarding how historical management practices and operating decisions may or may not have changed as a result of the transaction. Therefore, pro forma financial information does not include information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management’s actions were carried out in previous reporting periods.

The unaudited pro forma condensed consolidated financial statements is presented for informational purposes only and does not purport to be indicative of the Fully Combined Company’s financial results or financial position as if the transactions reflected herein had occurred, or been in effect during the pro forma periods. In addition, this pro forma condensed consolidated financial information should not be viewed as indicative of the Fully Combined Company’s expected financial results for future periods.

The pro forma financial information was derived from the unaudited financial statements of CMFT and each of the Target REITs as of and for the six months ended June 30, 2020 and the audited financial statements of CMFT and each of the Target REITs as of and for the year ended December 31, 2019, in each case including the notes thereto, all of which are included elsewhere in this Index to Financial Information.

NOTE 2 — PRELIMINARY PURCHASE PRICE ALLOCATION

The total preliminary estimated purchase price of the real estate related identifiable assets and liabilities assumed of the Target REITs of approximately $771.1 million was determined based on the stockholder consideration for the Mergers consisting of 1.098 and 2.892 shares of CMFT Common Stock per share of CCIT III Common Stock and CCPT V Common Stock, respectively, based on approximately 3,226,171 shares of CCIT III Common Stock (inclusive of 18,659 restricted Class A share awards) outstanding as of June 30, 2020; and approximately 16,955,945 shares of CCPT V Common Stock (inclusive of 7,560 restricted Class A share awards) outstanding as of June 30, 2020. The unaudited pro forma condensed consolidated financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of the Target REITs based on management’s best estimates of relative fair value of such assets and liabilities. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the relative fair value of the acquired assets and assumed liabilities. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.

FULLY COMBINED COMPANY

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(UNAUDITED)

The following table shows the preliminary allocation of the purchase price of the Target REITs to the acquired identifiable assets and liabilities assumed (in thousands):

As of June 30, 2020
Land	$172,232
Building and improvements	518,992
Acquired in-place leases and other intangibles	80,268
Acquired above-market leases	1,185
Intangible lease liabilities	(1,597)

Total estimated purchase price	$771,080

NOTE 3 — PRO FORMA ADJUSTMENTS

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed consolidated financial information:

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)

Reflects the historical unaudited condensed consolidated balance sheets of each of CMFT, CCIT III and CCPT V as of June 30, 2020, which are included elsewhere in this Index to Financial Information and were included in the Quarterly Report on Form 10-Q for each company, each as filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2020.

(b)

The acquired real estate related identifiable assets and liabilities assumed in connection with the Mergers are reflected in the unaudited pro forma condensed consolidated balance sheet at their preliminary relative fair values. The preliminary relative fair values are based, in part, on a valuation prepared by us with assistance of a third-party valuation advisor. The acquired assets and assumed liabilities for an acquired property generally include, but are not limited to: land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above- and below-market leases and the value of in-place leases, and other intangibles, based in each case on their relative fair values. The adjustments reflected in the unaudited pro forma condensed consolidated balance sheet for real estate assets, intangible assets and intangible liabilities represent the differences between the preliminary relative fair value of condensed consolidated properties acquired by CMFT in connection with the Mergers, and the Target REITs’ historical balances, which are presented as follows (in thousands):

	As of June 30, 2020
	Target REITs As Reported	Pro - Forma Adjustments	Preliminary Purchase Price Allocations
Land	$159,047	$13,185	$172,232
Building and improvements	486,393	32,599	518,992
Acquired in-place leases and other intangibles	89,884	(9,616)	80,268
Acquired above-market leases	7,887	(6,702)	1,185
Intangible lease liabilities, net	(3,056)	1,459	(1,597)

Total estimated purchase price	$740,155	$30,925	$771,080

FULLY COMBINED COMPANY

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(UNAUDITED)

The fair value of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers.

The determination of the fair values of above-market and below-market in-place leases requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any fixed rate bargain renewal periods.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. The fair value of in-place leases are capitalized as intangible lease assets. These intangible lease assets are amortized to expense over the remaining terms of the respective leases.

(c)

Reflects the elimination of the Target REITs’ historical accumulated depreciation and amortization of real estate assets as of June 30, 2020, including accumulated amortization of above- and below-market rents, as if each of the Mergers had occurred on June 30, 2020 and the remaining useful lives of the Target REITs’ real estate assets were reset on that same day.

(d)	Represents estimated transaction costs to be incurred at closing, including merger-related legal, consulting and other professional fees.

(e)

Reflects adjustments to the Target REITs’ credit facilities as if each of the Mergers had occurred on June 30, 2020, including the elimination of the Target REITs’ deferred costs, net, the fair value adjustment of the Target REITs’ debt outstanding, and the write off of the Target REITs’ deferred financing costs related to debt outstanding.

(f)

Reflects the elimination of the Target REITs’ historical estimated liability for future distribution and stockholder servicing fees payable as of June 30, 2020. Historically, an estimated liability for future distribution and stockholder servicing fees payable was recognized at the time each share of CCIT III Common Stock and CCPT V Common Stock designated as Class T was sold and included in due to affiliates in the Target REITs’ condensed consolidated balance sheets. Upon the closing of the Mergers, each share of CCIT III Common Stock and CCPT V Common Stock will be cancelled and converted into the right to receive 1.098 and 2.892 shares of CMFT Common Stock, respectively (subject to treatment of fractional shares, the effect of which is expected to be de minimis), and the distribution and stockholder servicing fee obligations relating to the CCIT III Common Stock and CCPT V Common Stock designated as Class T will terminate.

(g)

Reflects adjustments to retire the Target REITs’ historical common stock and capital in excess of par value as if the Mergers had occurred on June 30, 2020. Adjustments included the conversion of (i) each of the approximately 3,226,171 shares of CCIT III Common Stock issued and outstanding as of June 30, 2020 into the right to receive 1.098 shares of CMFT Common Stock, or an aggregate of approximately 3,542,336

FULLY COMBINED COMPANY

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(UNAUDITED)

shares of CMFT Common Stock, and (ii) each of the approximately 16,955,945 shares of CCPT V Common Stock issued and outstanding as of June 30, 2020 into the right to receive 2.892 shares of CMFT Common Stock, or an aggregate of approximately 49,036,593 shares of CMFT Common Stock. Each share of CMFT Common Stock has a par value of $0.01 per share included in common stock on the condensed combined balance sheets. Each share of CMFT Common Stock has a net asset value of $7.31 per share included in capital in excess of par value on the condensed consolidated balance sheets.

(h)

Reflects the elimination of the Target REITs’ historical accumulated distributions in excess of earnings as if each of the Mergers had occurred on June 30, 2020, adjusted for estimated transaction costs to be incurred upon closing.

Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2020 and the Year Ended December 31, 2019

(a)

Reflects the historical unaudited condensed consolidated statements of operations for the six months ended June 30, 2020, which are included elsewhere in this Index to Financial Information and were included in the Quarterly Report on Form 10-Q for each company, each as filed with the SEC on August 14, 2020, and the Annual Report on Form 10-K for each company, each as filed with the SEC on March 30, 2020, respectively.

(b)

Reflects adjustments related to CMFT’s sale of 451 properties to Realty Income Corporation (NYSE: O) that occurred in the fourth quarter of 2019 and the first quarter of 2020. Adjustments include revenue recognized and expenses incurred related to the properties, including certain advisor reimbursements that have been prorated based on average invested assets as if each of the Mergers had occurred on January 1, 2019. For more information regarding the pro forma adjustments directly related to the sale of these properties, refer to CMFT’s Current Report on Form 8-K/A filed with the SEC on December 6, 2019.

(c)

The historical total rental revenue for each of CMFT and the Target REITs represents fixed contractual payments from operating leases, certain tenant reimbursements for maintenance services (including common-area maintenance services or “CAM”, real estate taxes, insurances and utilities, straight-line rent and amortization of above and below-market rents associated with the leases in effect during the periods presented). The adjustments included in the unaudited pro forma statements of operations recalculate straight-line rent and the amortization of above and below-market rent as if each of the Mergers had occurred on January 1, 2019.

(d)

Reflects adjustments to general and administrative expenses due to the elimination of each of the Target REITs as a separate legal entity, including reductions in state income taxes, board of director costs, legal, audit and other professional services, as well as advisor reimbursements of certain operating expenses that have been prorated based on average invested assets, as if each of the Mergers had occurred on January 1, 2019.

(e)

Reflects adjustments to eliminate the Target REITs’ historical advisory fees incurred during the periods presented, and adjusts CMFT’s management and advisory fees during the periods presented, as if each of the Mergers had occurred January 1, 2019. Adjustments include advisor reimbursements that have been pro-rated based on (i) average invested assets through August 20 2019, pursuant to the Prior Advisory Agreement (as defined in the consolidated financial statements of CMFT for the fiscal year ended December 31, 2019, which is included elsewhere in this Index to Financial Information), and (ii) average equity under management beginning August 20, 2019, pursuant to the Management Agreement (as defined in the consolidated financial statements of CMFT for the fiscal year ended December 31, 2019, which is included elsewhere in this Index to Financial Information).

FULLY COMBINED COMPANY

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(UNAUDITED)

(f)

Reflects the estimated depreciation and amortization of real estate assets as if each of the Mergers had occurred on January 1, 2019, using the relative fair values calculated as of June 30, 2020. Assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, buildings are depreciated over 40 years, site improvements are amortized over 15 years, and tenant improvements are amortized over the remaining life of the lease or the useful life, whichever is shorter.

(g)

Reflects adjustments to reduce interest expense due to lower interest rates that will be payable under CMFT’s existing credit facility as a result of decreased leverage of the Fully Combined Company. Adjustments also include the elimination of the Target REITs’ accumulated amortization of deferred financing costs. For certain terms of CMFT’s debt outstanding, see Note 9 — Credit Facilities, Notes Payable and Repurchase Facility to the condensed consolidated financial statements of CMFT for the six months ended June 30, 2020 and Note 8 —Credit Facilities and Notes Payable to the consolidated financial statements of CMFT for the fiscal year ended December 31, 2019, each of which is included elsewhere in this Index to Financial Information.

(h)

Reflects adjustments to retire the Target REITs’ historical weighted average shares outstanding as of June 30, 2020, and recalculate the weighted average shares outstanding and basic and diluted net income (loss) per common share of CMFT Common Stock as if each of the Mergers occurred on January 1, 2019. Adjustments include the conversion of (i) each of the approximately 3,226,171 shares of CCIT III Common Stock issued and outstanding as of June 30, 2020 into the right to receive 1.098 shares of CMFT Common Stock, or an aggregate of approximately 3,542,336 shares of CMFT Common Stock, and (ii) each of the approximately 16,955,945 shares of CCPT V Common Stock issued and outstanding as of June 30, 2020 into the right to receive 2.892 shares of CMFT Common Stock, or an aggregate of approximately 49,036,593 shares of CMFT Common Stock.

CCIT III/CMFT COMBINED COMPANY

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following unaudited pro forma condensed consolidated financial statements set forth certain financial information pro forma for the merger (the “CCIT III Merger”) of Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III ”) with and into an indirect, wholly owned subsidiary of CIM Real Estate Finance Trust, Inc. (“CMFT”), which combined company is referred to herein as the “CCIT III/CMFT Combined Company.”

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2020 reflects the financial position of the CCIT III/CMFT Combined Company as if the CCIT III Merger closed on such date. The unaudited pro forma statements of operations for the six months ended June 30, 2020, and for the year ended December 31, 2019, reflect the results of the CCIT III/CMFT Combined Company as if the CCIT III Merger closed on January 1, 2019. Such pro forma financial information was derived from, and should be read in conjunction with the unaudited financial statements of CMFT and CCIT III as of and for the six months ended June 30, 2020 and the audited financial statements of CMFT and CCIT III as of and for the year ended December 31, 2019, in each case including the notes thereto, all of which are included elsewhere in this Index to Financial Information.

The unaudited pro forma condensed consolidated financial statements of the CCIT III/CMFT Combined Company (i) have been prepared for informational purposes only, (ii) are based on available information and assumptions and estimates deemed reasonable by CMFT’s management, (iii) do not purport to be indicative of what the consolidated financial condition or results of operations of the CCIT III/CMFT Combined Company actually would have been assuming the CCIT III Merger had been consummated as of the dates indicated above and (iv) do not purport to represent the consolidated financial position or results of operations of the CCIT III/CMFT Combined Company for future periods.

The CCIT III Merger will be accounted for as an asset acquisition under Accounting Standards Codification (“ASC”) 805: Business Combinations. The total purchase price implied by the exchange ratio of 1.098 shares of common stock, $0.01 par value per share, of CMFT (“CMFT Common Stock”) for each share of common stock, $0.01 par value per share, of CCIT III (“CCIT III Common Stock”) will be allocated to the individual assets acquired and liabilities assumed from CCIT III by CMFT based upon their relative fair values. Intangible assets will be recognized at their relative fair values in accordance with ASC 350: Intangibles — Goodwill and Other. The allocation of the purchase price reflected in these unaudited pro forma condensed consolidated financial statements has not been finalized and is based upon preliminary estimates of these fair values, which is the best available information at the current time. A final determination of the fair values of the individual assets acquired and liabilities assumed will be based on actual valuations as of the date the CCIT III Merger closes. Consequently, amounts preliminarily allocated to the tangible and intangible assets acquired and liabilities assumed could change significantly from those used in the unaudited pro forma condensed consolidated financial statements.

CCIT III/CMFT COMBINED COMPANY

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2020

(in thousands, except share and per share amounts) (Unaudited)

	CMFT As Reported	CCIT III As Reported	Pro - Forma Adjustments		CCIT III/ CMFT Combined Company Pro - Forma
	(a)	(a)
ASSETS
Real estate assets:
Land	$742,208	$3,245	$4,692	(b)	$750,145
Buildings, fixtures and improvements	1,996,392	41,259	(6,570)	(b)	2,031,081
Intangible lease assets	323,983	5,101	1,073	(b)	330,157

Total real estate assets, at cost	3,062,583	49,605	(805)	(b)	3,111,383
Less: accumulated depreciation and amortization	(434,005)	(6,692)	6,692	(c)	(434,005)

Total real estate assets, net	2,628,578	42,913	5,887		2,677,378
Real estate-related securities	16,103	—	—		16,103
Loans held-for-investment and related receivables, net	626,079	—	—		626,079
Less: Allowance for credit losses	(27,684)	—	—		(27,684)

Total loans held-for-investment and related receivables, net	598,395	—	—		598,395
Cash and cash equivalents	336,142	1,560	(3,015)	(d)	334,687
Restricted cash	4,797	—	—		4,797
Rents and tenant receivables	67,558	1,056	—		68,614
Prepaid expenses and other assets	9,425	88	—		9,513
Deferred costs, net	2,172	21	(21)	(e)	2,172
Assets held for sale	1,165	—	—		1,165

Total assets	$3,664,335	$45,638	$2,851		$3,712,824

LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facilities, notes payable and repurchase facility, net	$1,708,598	$24,175	$3	(e)	$1,732,776
Accrued expenses and accounts payable	22,439	604	—		23,043
Due to affiliates	13,796	78	(78)	(f)	13,796
Intangible lease liabilities, net	18,592	—	—		18,592
Distributions payable	4,990	124	—		5,114
Derivative liabilities, deferred rental income and other liabilities	21,582	222	—		21,804

Total liabilities	1,789,997	25,203	(75)		1,815,125

Commitments and contingencies
Redeemable common stock	170,912	—	—		170,912

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value per share	—	—	—		—
Common stock, $0.01 par value per share	3,099	32	3	(g)	3,134
Capital in excess of par value	2,607,013	28,738	(2,961)	(g)	2,632,790
Accumulated distributions in excess of earnings	(895,508)	(8,335)	5,884	(h)	(897,959)
Accumulated other comprehensive loss	(11,178)	—	—		(11,178)

Total stockholders’ equity	1,703,426	20,435	2,926		1,726,787

Total liabilities, redeemable common stock and stockholders’ equity	$3,664,335	$45,638	$2,851		$3,712,824

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CCIT III/CMFT COMBINED COMPANY

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2020

(in thousands, except share and per share amounts) (Unaudited)

	CMFT As Reported	CCIT III As Reported	Pro - Forma Adjustments		CCIT III/ CMFT Combined Company Pro - Forma
	(a)	(a)
Revenues:
Rental and other property income	$128,539	$2,213	$(71)	(b)(c)	$130,681
Interest income	12,764	—	—		12,764

Total revenues	141,303	2,213	(71)		143,445

Operating expenses:
General and administrative	7,917	413	103	(b)(d)	8,433
Property operating	11,676	14	(87)	(b)	11,603
Real estate tax	13,726	255	—		13,981
Management and advisory fees and expenses	22,488	—	50	(e)	22,538
Transaction-related	582	—	(58)	(b)	524
Depreciation and amortization	40,519	956	696	(f)	42,171
Impairment	15,507	—	—		15,507
Provision for credit losses	25,682	—	—		25,682

Total operating expenses	138,097	1,638	704		140,439

Gain on disposition of real estate, net	16,901	—	(6,448)	(b)	10,453

Operating income	20,107	575	(7,223)		13,459

Other expense:
Interest expense and other, net	(31,276)	(439)	19,942	(b)(g)	(11,773)
Loss on extinguishment of debt	(4,752)	—	—		(4,752)

Total other expense	(36,028)	(439)	19,942		(16,525)

Net (loss) income	$(15,921)	$136	$12,719		$(3,066)

Common Stock:
Net (loss) income	$(15,921)	$136	$12,719		$(3,066)

Basic and diluted weighted average number of common shares outstanding	310,903,460	3,226,804	299,401	(h)	314,429,665

Basic and diluted net loss per common share	$(0.05)	$0.04	$—		$(0.01)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CCIT III/CMFT COMBINED COMPANY

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

(in thousands, except share and per share amounts) (Unaudited)

	CMFT As Reported	CCIT III As Reported	Pro - Forma Adjustments		CCIT III/ CMFT Combined Company Pro - Forma
	(a)	(a)
Revenues:
Rental and other property income	$393,224	$4,467	$(85,637)	(b)(c)	$312,054
Interest income	20,132	—	—		20,132

Total revenues	413,356	4,467	(85,637)		332,186

Operating expenses:
General and administrative	13,729	932	(1,216)	(b)(d)	13,445
Property operating	33,462	36	(1,568)	(b)	31,930
Real estate tax	32,196	545	(1,468)	(b)	31,273
Management and advisory fees and expenses	42,339	—	(7,228)	(b)(e)	35,111
Transaction-related	2,278	—	(228)	(b)	2,050
Depreciation and amortization	107,867	1,912	(21,034)	(b)(f)	88,745
Impairment	72,939	—	—		72,939

Total operating expenses	304,810	3,425	(32,742)		275,493

Gain on disposition of real estate, net	180,666	—	(151,561)	(b)	29,105

Operating income	289,212	1,042	(204,456)		85,798

Other expense:
Interest expense and other, net	(98,965)	(1,530)	29,981	(b)(g)	(70,514)
Loss on extinguishment of debt	(7,227)	—	1,823	(b)	(5,404)

Total other expenses	(106,192)	(1,530)	31,804		(75,918)

Net income (loss)	183,020	(488)	(172,652)		9,880

Net income allocated to noncontrolling interest	121	—	(121)	(b)	—

Net income (loss) attributable to the Company	$182,899	$(488)	$(172,531)		$9,880

Common Stock:
Net income (loss)	$182,899	$(488)	$(172,531)		$9,880

Basic and diluted weighted average number of common shares outstanding	311,302,909	3,220,323	349,730	(h)	314,872,962

Basic and diluted net income (loss) per common share	$0.59	$(0.15)	$—		$0.03

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CCIT III/CMFT COMBINED COMPANY

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 — BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed consolidated financial statements are based on CMFT’s and CCIT III’s historical consolidated financial statements as adjusted to give effect to the CCIT III Merger. The unaudited pro forma statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019, give effect to the CCIT III Merger as if it had occurred on January 1, 2019. The unaudited pro forma balance sheet as of June 30, 2020, gives effect to the CCIT III Merger as if it had occurred on June 30, 2020.

The accompanying unaudited pro forma consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and do not include all of the information and disclosures required by generally accepted accounting principles of the United States. Pro forma financial information is intended to provide information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Pro forma financial information illustrates only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, and excludes effects based on judgments regarding how historical management practices and operating decisions may or may not have changed as a result of the transaction. Therefore, pro forma financial information does not include information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management’s actions were carried out in previous reporting periods.

The unaudited pro forma condensed consolidated financial statements is presented for informational purposes only and does not purport to be indicative of the CCIT III/CMFT Combined Company’s financial results or financial position as if the transactions reflected herein had occurred, or been in effect during the pro forma periods. In addition, this pro forma condensed consolidated financial information should not be viewed as indicative of the CCIT III/CMFT Combined Company’s expected financial results for future periods.

The pro forma financial information was derived from the unaudited financial statements of CMFT and CCIT III as of and for the six months ended June 30, 2020 and the audited financial statements of CMFT and CCIT III as of and for the year ended December 31, 2019, in each case including the notes thereto, all of which are included elsewhere in this Index to Financial Information.

NOTE 2 — PRELIMINARY PURCHASE PRICE ALLOCATION

The total preliminary estimated purchase price of the real estate related identifiable assets and liabilities assumed of CCIT III of approximately $48.8 million was determined based on (i) the stockholder consideration for the CCIT III Merger consisting of 1.098 shares of CMFT Common Stock per share of CCIT III Common Stock based on approximately 3,226,171 (inclusive of 18,659 Class A restricted share awards) total shares of CCIT III Common Stock outstanding as of June 30, 2020. The unaudited pro forma condensed consolidated financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of CCIT III based on management’s best estimates of relative fair value of such assets and liabilities. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the relative fair value of the acquired assets and assumed liabilities. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.

CCIT III/CMFT COMBINED COMPANY

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(UNAUDITED)

The following table shows the preliminary allocation of the purchase price of CCIT III to the acquired identifiable assets and liabilities assumed (in thousands):

As of June 30, 2020
Land	$7,937
Building and improvements	34,689
Acquired in-place leases and other intangibles	6,174

Total estimated purchase price	$48,800

NOTE 3 — PRO FORMA ADJUSTMENTS

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed consolidated financial information:

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)

Reflects the historical unaudited condensed consolidated balance sheets of each of CMFT and CCIT III as of June 30, 2020, which are included elsewhere in this Index to Financial Information and were included in the Quarterly Report on Form 10-Q for each company, each as filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2020.

(b)

The acquired real estate related identifiable assets and liabilities assumed in connection with the CCIT III Merger are reflected in the unaudited pro forma condensed consolidated balance sheet at their preliminary relative fair values. The preliminary relative fair values are based, in part, on a valuation prepared by us with assistance of a third-party valuation advisor. The acquired assets and assumed liabilities for an acquired property generally include, but are not limited to: land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above- and below-market leases and the value of in-place leases, and other intangibles, based in each case on their relative fair values. The adjustments reflected in the unaudited pro forma condensed consolidated balance sheet for real estate assets, intangible assets and intangible liabilities represent the differences between the preliminary relative fair value of condensed consolidated properties acquired by CMFT in connection with the CCIT III Merger, and CCIT III’s historical balances, which are presented as follows (in thousands):

	As of June 30, 2020
	CCIT III As Reported	Pro - Forma Adjustments	Preliminary Purchase Price Allocations
Land	$3,245	$4,692	$7,937
Building and improvements	41,259	(6,570)	34,689
Acquired in-place leases and other intangibles	5,101	1,073	6,174

Total estimated purchase price	$49,605	$(805)	$48,800

The fair value of the tangible assets of an acquired property (which includes land, buildings and improvements) is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers.

CCIT III/CMFT COMBINED COMPANY

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(UNAUDITED)

The determination of the fair values of above-market and below-market in-place leases requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any fixed rate bargain renewal periods.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. The fair value of in-place leases are capitalized as intangible lease assets. These intangible lease assets are amortized to expense over the remaining terms of the respective leases.

(c)

Reflects the elimination of CCIT III’s historical accumulated depreciation and amortization of real estate assets as of June 30, 2020, including accumulated amortization of above- and below-market rents, as if the CCIT III Merger had occurred on June 30, 2020 and the remaining useful lives of CCIT III’s real estate assets were reset on that same day.

(d)

Represents estimated transaction costs to be incurred at closing, including merger-related legal, consulting and other professional fees. On September 17, 2020, the CCIT III credit facility was modified to, among other things, extend the maturity date to September 23, 2021.

(e)

Reflects adjustments to CCIT III’s credit facility as if the CCIT III Merger had occurred on June 30, 2020, including the elimination of CCIT III’s deferred costs, net, and the fair value adjustment of CCIT III’s debt outstanding.

(f)

Reflects the elimination of CCIT III’s historical estimated liability for future distribution and stockholder servicing fees payable as of June 30, 2020. Historically, an estimated liability for future distribution and stockholder servicing fees payable was recognized at the time each share of CCIT III Common Stock designated Class T was sold and included in due to affiliates in CCIT III’s condensed consolidated balance sheets. Upon the closing of the CCIT III Merger, each share of CCIT III Common Stock will be cancelled and converted into the right to receive 1.098 shares of CMFT Common Stock (subject to treatment of fractional shares, the effect of which is expected to be de minimis) and the distribution and stockholder servicing fee obligations relating to the CCIT III Common Stock designated as Class T will terminate.

(g)

Reflects adjustments to retire CCIT III’s historical common stock and capital in excess of par value as if the CCIT III Merger had occurred on June 30, 2020. Adjustments included the conversion of each of the approximately 3,226,171 shares of CCIT III Common Stock issued and outstanding as of June 30, 2020 into the right to receive 1.098 shares of CMFT Common Stock, or an aggregate of approximately 3,542,336 shares of CMFT Common Stock. Each share of CMFT Common Stock has a par value of $0.01 per share included in common stock on the condensed combined balance sheets. Each share of CMFT Common Stock has a net asset value (“NAV”) of $7.31 per share included in capital in excess of par value on the condensed consolidated balance sheets.

(h)

Reflects the elimination of CCIT III’s historical accumulated distributions in excess of earnings as if the CCIT III Merger had occurred on June 30, 2020, adjusted for estimated transaction costs to be incurred upon closing.

CCIT III/CMFT COMBINED COMPANY

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(UNAUDITED)

Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2020 and the Year Ended December 31, 2019

(a)

Reflects the historical unaudited condensed consolidated statements of operations for the six months ended June 30, 2020 and the historical consolidated statements of operations for the year ended December 31, 2019, which are included elsewhere in this Index to Financial Information and were included in the Quarterly Report on Form 10-Q for each company, as filed with the SEC on August 14, 2020, and the Annual Report on Form 10-K for each company, as filed with the SEC on March 30, 2020, respectively.

(b)

Reflects adjustments related to CMFT’s sale of 451 properties to Realty Income Corporation (NYSE: O) that occurred in the fourth quarter of 2019 and the first quarter of 2020. Adjustments include revenue recognized and expenses incurred related to the 451 properties, including certain advisor reimbursements that have been prorated based on average invested assets as if the CCIT III Merger had occurred on January 1, 2019. For more information regarding the pro forma adjustments directly related to the sale of the 451 properties, refer to CMFT’s Current Report on Form 8-K/A filed with the SEC on December 6, 2019.

(c)

The historical total rental revenue for each of CMFT and CCIT III represents fixed contractual payments from operating leases, certain tenant reimbursements for maintenance services (including common-area maintenance services or “CAM”, real estate taxes, insurances and utilities, straight-line rent and amortization of above- and below-market rents associated with the leases in effect during the periods presented. The adjustments included in the unaudited pro forma statements of operations recalculate straight-line rent and the amortization of above and below-market rent as if the CCIT III Merger had occurred on January 1, 2019.

(d)

Reflects adjustments to general and administrative expenses due to the elimination of CCIT III as a separate legal entity, including reductions in state income taxes, board of director costs, legal, audit and other professional services, as well as advisor reimbursements of certain operating expenses that have been prorated based on average invested assets, as if the CCIT III Merger had occurred on January 1, 2019.

(e)

Reflects adjustments to eliminate CCIT III’s historical advisory fees incurred during the periods presented and reflects the calculation of CMFT’s management and advisory fees during the periods presented, including advisor reimbursements that have been pro-rated based on (i) average invested assets for the year ended December 31, 2019, and (ii) average equity under management for the six months ended June 30, 2020, as if the CCIT III Merger had occurred January 1, 2019.

(f)

Reflects the estimated depreciation and amortization of real estate assets as if the CCIT III Merger had occurred on January 1, 2019, using the relative fair values calculated as of June 30, 2020. Assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, buildings are depreciated over 40 years, site improvements are amortized over 15 years, and tenant improvements are amortized over the remaining life of the lease or the useful life, whichever is shorter.

(g)

Reflects adjustments to CCIT III’s historical interest expense as if the CCIT III Merger had occurred on January 1, 2019 and the outstanding debt assumed by CMFT was subject to the higher interest rates under CMFT’s existing credit facility. Adjustments also include the elimination of CCIT III’s accumulated amortization of deferred financing costs. For certain terms of CMFT’s debt outstanding, see Note 9 — Credit Facilities, Notes Payable and Repurchase Facility to the condensed consolidated financial statements of CMFT for the six months ended June 30, 2020 and Note 8 — Credit Facilities and Notes Payable to the consolidated financial statements of CMFT for the fiscal year ended December 31, 2019, each of which is included elsewhere in this Index to Financial Information.

CCIT III/CMFT COMBINED COMPANY

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(UNAUDITED)

(h)

Reflects adjustments to retire CCIT III’s historical weighted average shares outstanding as of June 30, 2020, and recalculate the weighted average shares outstanding and basic and diluted net income (loss) per common share as if the CCIT III Merger occurred on January 1, 2019. Adjustments include the conversion of each of the approximately 3,226,171 shares of CCIT III Common Stock issued and outstanding as of June 30, 2020 into the right to receive 1.098 shares of CMFT Common Stock, or an aggregate of approximately 3,542,336 shares of CMFT Common Stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of CIM Real Estate Finance Trust, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CIM Real Estate Finance Trust, Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Phoenix, Arizona

March 30, 2020

We have served as the Company’s auditor since 2010.

CIM REAL ESTATE FINANCE TRUST, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2019	December 31, 2018
ASSETS
Real estate assets:
Land	$700,210	$1,172,449
Buildings, fixtures and improvements	1,830,101	3,271,592
Intangible lease assets	313,127	554,868

Total real estate assets, at cost	2,843,438	4,998,909
Less: accumulated depreciation and amortization	(374,103)	(597,756)

Total real estate assets, net	2,469,335	4,401,153
Loans held-for-investment and related receivables, net	301,630	89,762
Cash and cash equivalents	466,024	10,533
Restricted cash	7,331	9,141
Rents and tenant receivables	58,374	81,686
Interest receivable, prepaid expenses and other assets	11,731	16,229
Deferred costs, net	2,301	2,087
Assets held for sale	351,897	6,780

Total assets	$3,668,623	$4,617,371

LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facilities and notes payable, net	$1,604,860	$2,516,914
Accrued expenses and accounts payable	22,038	25,014
Due to affiliates	14,458	5,156
Intangible lease liabilities, net	20,523	36,418
Distributions payable	16,510	16,518
Deferred rental income, derivative liability and other liabilities	19,448	16,254

Total liabilities	1,697,837	2,616,274

Commitments and contingencies
Redeemable common stock and noncontrolling interest	180,838	184,247

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value per share; 490,000,000 shares authorized, 311,207,725 and 311,381,396 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	3,112	3,114
Capital in excess of par value	2,606,925	2,607,330
Accumulated distributions in excess of earnings	(816,181)	(804,617)
Accumulated other comprehensive (loss) income	(3,908)	11,023

Total stockholders’ equity	1,789,948	1,816,850

Total liabilities, redeemable common stock, noncontrolling interest and stockholders’ equity	$3,668,623	$4,617,371

The accompanying notes are an integral part of these consolidated financial statements.

CIM REAL ESTATE FINANCE TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2018	2017
Revenues:
Rental and other property income	$393,224	$429,636	$424,095
Interest income	20,132	1,640	—

Total revenues	413,356	431,276	424,095

Operating expenses:
General and administrative	13,729	14,127	13,716
Property operating	33,462	30,267	29,777
Real estate tax	32,196	37,898	37,489
Management and advisory fees and expenses	42,339	43,399	44,072
Transaction-related	2,278	2,601	1,599
Depreciation and amortization	107,867	140,979	141,392
Impairment	72,939	32,975	2,855

Total operating expenses	304,810	302,246	270,900

Gain on disposition of real estate, net	180,666	6,299	17,044

Operating income	289,212	135,329	170,239

Other expense:
Interest expense and other, net	(98,965)	(97,871)	(89,792)
Loss on extinguishment of debt	(7,227)	(46)	(896)

Total other expense	(106,192)	(97,917)	(90,688)

Net income	183,020	37,412	79,551

Net income allocated to noncontrolling interest	121	134	131

Net income attributable to the Company	$182,899	$37,278	$79,420

Weighted average number of common shares outstanding:
Basic and diluted	311,302,909	311,478,665	311,677,149

Net income per common share:
Basic and diluted	$0.59	$0.12	$0.25

The accompanying notes are an integral part of these consolidated financial statements.

CIM REAL ESTATE FINANCE TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,
	2019	2018	2017
Net income	$183,020	$37,412	$79,551
Other comprehensive (loss) income
Unrealized (loss) gain on interest rate swaps	(11,456)	8,210	4,551
Amount of (gain) loss reclassified from other comprehensive income into income as interest expense and other, net	(3,475)	(4,305)	3,103

Total other comprehensive (loss) income	(14,931)	3,905	7,654

Comprehensive income	168,089	41,317	87,205
Comprehensive income allocated to noncontrolling interest	121	134	131

Comprehensive income attributable to the Company	$167,968	$41,183	$87,074

The accompanying notes are an integral part of these consolidated financial statements.

CIM REAL ESTATE FINANCE TRUST, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance, January 1, 2017	311,817,004	$3,118	$2,607,304	$(531,567)	$(1,024)	$2,077,831
Issuance of common stock	10,095,437	101	101,243	—	—	101,344
Distributions declared on common stock — $0.625 per common share	—	—	—	(194,687)	—	(194,687)
Redemptions of common stock	(10,330,122)	(103)	(103,572)	—	—	(103,675)
Changes in redeemable common stock	—	—	2,325	—	—	2,325
Comprehensive income	—	—	—	79,420	7,654	87,074

Balance, December 31, 2017	311,582,319	$3,116	$2,607,300	$(646,834)	$6,630	$1,970,212
Cumulative effect of accounting changes	—	—	—	(488)	488	—
Issuance of common stock	9,615,850	96	91,668	—	—	91,764
Equity-based compensation	14,008	—	33	—	—	33
Distributions declared on common stock — $0.625 per common share	—	—	—	(194,573)	—	(194,573)
Redemptions of common stock	(9,830,781)	(98)	(93,732)	—	—	(93,830)
Changes in redeemable common stock	—	—	2,061	—	—	2,061
Comprehensive income	—	—	—	37,278	3,905	41,183

Balance, December 31, 2018	311,381,396	$3,114	$2,607,330	$(804,617)	$11,023	$1,816,850
Issuance of common stock	9,335,895	93	82,295	—	—	82,388
Equity-based compensation	18,499	—	138	—	—	138
Distributions declared on common stock — $0.625 per common share	—	—	—	(194,463)	—	(194,463)
Redemptions of common stock	(9,528,065)	(95)	(83,993)	—	—	(84,088)
Changes in redeemable common stock	—	—	1,155	—	—	1,155
Comprehensive income (loss)	—	—	—	182,899	(14,931)	167,968

Balance, December 31, 2019	311,207,725	$3,112	$2,606,925	$(816,181)	$(3,908)	$1,789,948

The accompanying notes are an integral part of these consolidated financial statements.

CIM REAL ESTATE FINANCE TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net income	$183,020	$37,412	$79,551
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, net	106,262	139,330	139,253
Amortization of deferred financing costs	5,167	5,351	5,313
Amortization of fair value adjustments of mortgage notes payable assumed	(90)	(88)	(86)
Amortization and accretion on deferred loan fees	(2,441)	(268)	—
Capitalized interest income	(8,546)	—	—
Equity-based compensation	138	33	—
Straight-line rental income, net	(5,612)	(7,555)	(8,174)
Gain on disposition of real estate assets, net	(180,666)	(6,299)	(17,044)
Amortization of gain on swap termination	(18)	—	—
Impairment of real estate assets	72,939	32,975	2,855
Fair value adjustment to contingent consideration	—	—	(337)
Ineffectiveness of interest rate swaps	—	—	(488)
Write-off of deferred financing costs	2,271	46	896
Changes in assets and liabilities:
Rents and tenant receivables	16,034	(2,432)	862
Prepaid expenses and other assets	(6,456)	(833)	(67)
Accrued expenses and accounts payable	(1,742)	14	(192)
Deferred rental income and other liabilities	(987)	4,921	(70)
Due from affiliates	—	56	2
Due to affiliates	9,302	3,172	(3,349)

Net cash provided by operating activities	188,575	205,835	198,925

Cash flows from investing activities:
Investment in broadly syndicated loans	(2,750)	—	—
Investment in real estate assets	(6,165)	(11,905)	(307,385)
Capital expenditures	(17,722)	(7,297)	(13,315)
Origination and acquisition of loans held-for-investment, net	(217,014)	(89,295)	—
Principal payments received on loans held-for-investment	17,186	—	—
Origination and exit fees received on loans held-for-investment	1,697	185	—
Investment in revenue bonds	—	—	(2,081)
Net proceeds from disposition of real estate assets	1,399,953	64,180	99,013
Payment of property escrow deposits	(350)	(1,100)	(11,472)
Refund of property escrow deposits	350	1,100	11,722
Proceeds from the settlement of insurance claims	110	240	132

Net cash provided by (used in) investing activities	1,175,295	(43,892)	(223,386)

Cash flows from financing activities:
Redemptions of common stock	(84,088)	(93,830)	(103,675)
Distributions to stockholders	(112,083)	(102,822)	(93,310)
Proceeds from credit facility and notes payable	424,500	268,000	1,572,706
Repayments of credit facility and notes payable, net of swap termination payments received	(1,137,022)	(227,181)	(1,341,617)
Payment of loan deposits	—	—	(1,139)
Refund of loan deposits	—	—	1,064
Deferred financing costs paid	(1,211)	—	(13,228)
Distributions to noncontrolling interest	(285)	(279)	(291)

Net cash (used in) provided by financing activities	(910,189)	(156,112)	20,510

Net increase (decrease) in cash and cash equivalents and restricted cash	453,681	5,831	(3,951)
Cash and cash equivalents and restricted cash, beginning of period	19,674	13,843	17,794

Cash and cash equivalents and restricted cash, end of period	$473,355	$19,674	$13,843

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$466,024	$10,533	$4,745
Restricted cash	7,331	9,141	9,098

Total cash and cash equivalents and restricted cash	$473,355	$19,674	$13,843

The accompanying notes are an integral part of these consolidated financial statements.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS

CIM Real Estate Finance Trust, Inc. (formerly known as Cole Credit Property Trust IV, Inc.) (the “Company”) is a non-exchange traded real estate investment trust (“REIT”) formed as a Maryland corporation on July 27, 2010, that elected to be taxed, and currently qualifies, as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2012. The Company operates a diversified portfolio of core commercial real estate assets primarily consisting of net leased properties located throughout the United States. As of December 31, 2019, the Company owned 396 properties, comprising 19.1 million rentable square feet of commercial space located in 43 states. As of December 31, 2019, the rentable square feet at these properties was 94.6% leased, including month-to-month agreements, if any. As of December 31, 2019, there were 29 properties identified as held for sale. See Note 4 — Real Estate Assets to the consolidated financial statements in this Annual Report on Form 10-K for a discussion of the held for sale properties as of December 31, 2019. The Company intends to pursue a more diversified investment strategy across the capital structure by balancing the Company’s existing core of necessity commercial real estate assets leased to creditworthy tenants under long-term net leases with a portfolio of commercial mortgage loans and other credit investments in which the Company’s sponsor and its affiliates have expertise. As of December 31, 2019, the Company’s loan portfolio consisted of 12 loans with a net book value of $301.6 million.

Substantially all of the Company’s business is conducted through CIM Real Estate Finance Operating Partnership, LP (formerly known as Cole Operating Partnership IV, LP), a Delaware limited partnership, of which the Company is the sole general partner and owns, directly or indirectly, 100% of the partnership interests.

The Company is externally managed by CIM Real Estate Finance Management, LLC (formerly known as Cole REIT Management IV, LLC), a Delaware limited liability company (“CMFT Management”), which is an affiliate of CIM Group, LLC (“CIM”). CIM is a community-focused real estate and infrastructure owner, operator, developer and lender with multi-disciplinary expertise, including acquisitions, management, development, leasing, research and capital markets. CIM is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; New York, New York; Chicago, Illinois; and Phoenix, Arizona.

CCO Group, LLC owns and controls CMFT Management, the Company’s advisor, and is the indirect owner of CCO Capital, LLC (“CCO Capital”), the Company’s dealer manager, and CREI Advisors, LLC (“CREI Advisors”), the Company’s property manager. CCO Group, LLC and its subsidiaries (collectively, “CCO Group”) serve as the Company’s sponsor and as a sponsor to Cole Credit Property Trust V, Inc. (“CCPT V”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and CIM Income NAV, Inc. (“CIM Income NAV”).

On January 26, 2012, the Company commenced its initial public offering on a “best efforts” basis of up to a maximum of $2.975 billion in shares of common stock (the “Offering”). The Company ceased issuing shares in the Offering on April 4, 2014. At the completion of the Offering, a total of approximately 297.4 million shares of common stock had been issued, including approximately 292.3 million shares of common stock sold to the public pursuant to the primary portion of the Offering and approximately 5.1 million shares of common stock issued pursuant to the DRIP portion of the Offering. The remaining approximately 404,000 unsold shares from the Offering were deregistered.

The Company registered $247.0 million of shares of common stock under a distribution reinvestment plan (the “DRIP”) (the “Initial DRIP Offering”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2013 and automatically became effective with the SEC upon filing. The Company ceased issuing shares under the Initial DRIP Offering effective as of June 30, 2016. At the completion of the

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Initial DRIP Offering, a total of approximately $241.7 million of common stock had been issued. The remaining $5.3 million of unsold shares from the Initial DRIP Offering were deregistered.

The Company registered an additional $600.0 million of shares of common stock under the DRIP (the “Secondary DRIP Offering,” and together with the Initial DRIP Offering, the “DRIP Offerings,” and the DRIP Offerings collectively with the Offering, the “Offerings”), which was filed with the SEC on August 2, 2016 and automatically became effective with the SEC upon filing. The Company began to issue shares under the Secondary DRIP Offering on August 2, 2016 and will continue to issue shares under the Secondary DRIP Offering.

The Company’s board of directors (the “Board”) establishes an updated estimated per share net asset value (“NAV”) of the Company’s common stock on at least an annual basis for purposes of assisting broker-dealers that participated in the Offering in meeting their customer account reporting obligations under Financial Industry Regulatory Authority Rule 2231. Distributions are reinvested in shares of the Company’s common stock under the DRIP at the estimated per share NAV as determined by the Board. Additionally, the estimated per share NAV as determined by the Board serves as the per share NAV for purposes of the share redemption program. As of December 31, 2019, the estimated per share NAV was $8.65 per share, which was established on March 20, 2019 using a valuation date of December 31, 2018. On March 25, 2020, the Board established an updated estimated per share NAV of the Company’s common stock, using a valuation date of December 31, 2019. Commencing on March 30, 2020, distributions are reinvested in shares of the Company’s common stock under the DRIP at a price of $7.77 per share. The Board previously established per share NAVs as of August 31, 2015, September 30, 2016, December 31, 2016, December 31, 2017 and December 31, 2018. The Company’s estimated per share NAVs are not audited or reviewed by its independent registered public accounting firm.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company evaluates its relationships and investments to determine if it has variable interests. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. If the Company determines that it has a variable interest in an entity, it evaluates whether such interest is in a variable interest entity (“VIE”). VIEs are entities where investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or where equity investors, as a group, lack one of the following characteristics: (a) the power to direct the activities that most significantly impact the entity’s economic performance, (b) the obligation to absorb the expected losses of the entity, or (c) the right to receive the expected returns of the entity. The Company consolidates any VIEs when it is determined to be the primary beneficiary of the VIE’s operations.

For legal entities being evaluated for consolidation, the Company must first determine whether the interests that it holds and fees it receives qualify as variable interests in the entity. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected

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residual returns. The Company’s evaluation includes consideration of fees paid to the Company where the Company acts as a decision maker or service provider to the entity being evaluated. If the Company determines that it holds a variable interest in an entity, it evaluates whether that entity is a VIE.

A VIE must be consolidated by its primary beneficiary, which is generally defined as the party who has a controlling financial interest in the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors include, but are not limited to, the Company’s ability to direct the activities that most significantly impact the entity’s economic performance and its obligation to absorb losses from or right to receive benefits of the VIE that could potentially be significant to the VIE. The Company consolidates any VIEs when the Company is determined to be the primary beneficiary of the VIE and the difference between consolidating the VIE and accounting for it using the equity method could be material to the Company’s consolidated financial statements. The Company continually evaluates the need to consolidate any VIEs based on standards set forth in GAAP as described above.

As of December 31, 2018, the Company determined that it had a controlling interest in nine properties owned through a consolidated joint venture arrangement (the “Consolidated Joint Venture”) and therefore met the GAAP requirements for consolidation. During the year ended December 31, 2019, the Company disposed of the nine properties previously owned through the Consolidated Joint Venture and therefore determined it no longer had a controlling financial interest in the Consolidated Joint Venture as of December 31, 2019. See Note 4 — Real Estate Assets for a further discussion of this disposition.

Reclassifications

Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation.

The Company combined rental income of $371.2 million and tenant reimbursement income of $58.4 million for the year ended December 31, 2018, and rental income of $371.9 million and tenant reimbursement income of $52.2 million for the year ended December 31, 2017, into a single financial statement line item, rental and other property income, in the consolidated statements of operations.

The Company has chosen to break out loss on extinguishment of debt of $46,000 from interest expense and other, net for the year ended December 31, 2018, and loss on extinguishment of debt of $896,000 from interest expense and other, net for the year ended December 31, 2017, which was previously reported in total as $97.9 million and $90.7 million in the Company’s consolidated statements of operations for the years ended December 31, 2018 and 2017, respectively.

The Company has chosen to break out capital expenditures of $7.3 million from investment in real estate assets of $11.9 million for the year ended December 31, 2018, and capital expenditures of $13.3 million from investment in real estate assets of $307.4 million for the year ended December 31, 2017, which was previously reported in total as $19.2 million and $320.7 million in the Company’s consolidated statements of cash flows for the years ended December 31, 2018 and 2017, respectively.

Additionally, the Company is combining bad debt expense of $522,000 and straight-line rental income of $8.1 million for the year ended December 31, 2018, and bad debt expense of $1.9 million and straight-line rental income of $10.1 million for the year ended December 31, 2017 into a single line item, straight-line rental income, net, in the consolidated statements of cash flows.

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Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Site improvements	15 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

Recoverability of Real Estate Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. During the year ended December 31, 2019, as part of the Company’s quarterly impairment review procedures, the Company recorded impairment charges of $72.9 million related to 27 properties with revised expected holding periods and seven properties with vacancies. The Company’s impairment assessment as of December 31, 2019 was based on the most current information available to the Company, including expected holding periods. If the Company’s expected holding periods for assets change, subsequent tests for impairment could result in additional impairment charges in the future. The Company cannot provide any assurance that material impairment charges with respect to the Company’s real estate assets will not occur during 2020 or future periods. During the year ended December 31, 2018, the Company recorded impairment charges of $33.0 million related to 20 properties with revised expected holding periods and two properties with vacancies. During the year ended December 31, 2017, the Company recorded impairment charges of $2.9 million related to four properties as a result of delinquent rental payments and two tenants who had previously filed for bankruptcy. The assumptions and uncertainties utilized in the evaluation of the impairment of real estate assets are discussed in detail in Note 3 — Fair Value Measurements. See also Note 4 — Real Estate Assets for further discussion regarding real estate investment activity. Within the next 24 months, the Company expects to sell a substantial portion of its anchored shopping center portfolio and certain single tenant properties. These will be sold in pools or on a standalone basis. As of December 31, 2019, the Company intended to sell properties with a net book value of at least $1.7 billion, subject to market conditions.

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Assets Held for Sale

When a real estate asset is identified by the Company as held for sale, the Company will cease recording depreciation and amortization of the assets related to the property and estimate its fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount is then recorded to reflect the estimated fair value of the property, net of selling costs. As of December 31, 2019, the Company identified 29 properties with a carrying value of $351.9 million as held for sale, 12 of which were sold subsequent to December 31, 2019. The Company has mortgage notes payable of $126.7 million that are related to the held for sale properties, which the Company expects to repay in connection with the disposition of the underlying held for sale properties. As of December 31, 2018, the Company identified one property with a carrying value of $6.8 million as held for sale, which was sold subsequent to December 31, 2018.

Disposition of Real Estate Assets

Gains and losses from dispositions are recognized once the various criteria relating to the terms of sale and any subsequent involvement by the Company with the asset sold are met. A discontinued operation includes only the disposal of a component of an entity and represents a strategic shift that has (or will have) a major effect on an entity’s financial results. The disposition of 497 and 21 of the Company’s individual properties during the years ended December 31, 2019 and 2018, respectively, did not qualify for discontinued operations presentation and thus, the results of the properties that were sold will remain in operating income, and any associated gains or losses from the disposition are included in gain on disposition of real estate, net. See Note 4 — Real Estate Assets to the consolidated financial statements in this Annual Report on Form 10-K for a discussion of the disposition of individual properties during the year ended December 31, 2019.

Allocation of Purchase Price of Real Estate Assets

Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above- and below-market leases and the value of in-place leases and other intangibles, based in each case on their relative fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above- and below-market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including, for below-market leases, any bargain renewal periods. The above- and below-market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above-market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below-market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, the remaining lease term, the tenant

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mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above- or below-market lease intangibles relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income, which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include leasing commissions, legal and other related expenses and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The Company has acquired, and may continue to acquire, certain properties subject to contingent consideration arrangements that may obligate the Company to pay additional consideration to the seller based on the outcome of future events. Additionally, the Company may acquire certain properties for which it funds certain contingent consideration amounts into an escrow account pending the outcome of certain future events. The outcome may result in the release of all or a portion of the escrowed funds to the Company or the seller or a combination thereof. Prior to the adoption of ASU 2017-01 (as defined below) in April 2017, contingent consideration arrangements, including amounts funded through an escrow account, were recorded upon acquisition of the respective property at their estimated fair value, and any changes to the estimated fair value subsequent to acquisition were reflected in the accompanying consolidated statements of operations in acquisition-related fees and expenses. Upon adoption of ASU 2017-01 in April 2017, contingent consideration arrangements for asset acquisitions are recognized when the contingency is resolved. The determination of the amount of contingent consideration arrangements is based on the probability of several possible outcomes as identified by management.

The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and any difference between such estimated fair value and the mortgage note’s outstanding principal balance is amortized or accreted to interest expense over the term of the respective mortgage note payable.

The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.

In April 2017, the Company elected to early adopt Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Beginning in April 2017, all real estate acquisitions qualified as asset acquisitions, and as such, acquisition-related fees and certain acquisition-related expenses related to these asset acquisitions are now capitalized and allocated to tangible and intangible assets and liabilities as described above. Other acquisition-related expenses, such as advisor reimbursements, continue to be expensed as incurred and are included in transaction-related expenses in the accompanying consolidated statements of operations. Prior to the adoption of ASU 2017-01 in April 2017, all of the Company’s real estate acquisitions were accounted for as business combinations and, as such, acquisition-related expenses related to these business combination acquisitions were expensed as incurred. Prior to April 2017, acquisition-related

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expenses included within transaction-related expenses in the Company’s consolidated statements of operations primarily consisted of legal, deed transfer and other costs related to real estate purchase transactions, including costs incurred for deals that were not consummated. The Company expects its future acquisitions to qualify as asset acquisitions and, as such, the Company will allocate the purchase price to acquired tangible assets and identified intangible assets and liabilities on a relative fair value basis.

Redeemable Noncontrolling Interest in Consolidated Joint Venture

On June 27, 2014, the Company completed the formation of the Consolidated Joint Venture. Pursuant to the joint venture agreement, the joint venture partner has a right to exercise an option (the “Option”), which became effective on June 27, 2016, whereby the Company will be required to purchase the ownership interest of the joint venture partner at fair market value. From June 2014 to December 2019, the Company determined it had a controlling interest in the Consolidated Joint Venture and, therefore, met the GAAP requirements for consolidation. The Company recorded net income of $121,000 and paid distributions of $285,000 related to the noncontrolling interest during the year ended December 31, 2019. During the year ended December 31, 2019, the Company disposed of its interest in the underlying properties previously owned through the Consolidated Joint Venture, as further discussed in Note 4 — Real Estate Assets. Therefore, the Company determined it no longer had a controlling financial interest as of December 31, 2019. The Company recorded the noncontrolling interest of $2.3 million as of December 31, 2018, as temporary equity in the mezzanine section of the consolidated balance sheets, due to the ability to exercise the Option being outside the control of the Company.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash in bank accounts, as well as investments in highly-liquid money market funds. The Company deposits cash with several high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit of $250,000. At times, the Company’s cash and cash equivalents may exceed federally insured levels. Although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held. Included in cash and cash equivalents was $126.8 million reserved for settlement of broadly syndicated loan purchases as of December 31, 2019, as further discussed in Note 10 — Commitments and Contingencies.

The Company had $7.3 million and $9.1 million in restricted cash as of December 31, 2019 and December 31, 2018, respectively. Included in restricted cash was $3.1 million and $3.4 million held by lenders in lockbox accounts, as of December 31, 2019 and 2018, respectively. As part of certain debt agreements, rents from certain encumbered properties are deposited directly into a lockbox account, from which the monthly debt service payment is disbursed to the lender and the excess is disbursed to the Company. Also included in restricted cash was $4.2 million and $5.7 million held by lenders in escrow accounts for real estate taxes and other lender reserves for certain properties, in accordance with the associated lender’s loan agreement as of December 31, 2019 and 2018, respectively.

Loans Held-for-Investment

The Company has acquired, and may continue to acquire, loans related to real estate assets. Additionally, we may invest in first and second lien mortgage loans, mezzanine loans, bridge loans, wraparound mortgage loans, construction mortgage loans on real property, loans on leasehold interest mortgages and broadly syndicated loans. The Company intends to hold the loans held-for-investment for the foreseeable future or until maturity. Loans held-for-investment are carried on the Company’s consolidated balance sheets at amortized cost, net of any allowance for loans receivable losses. Discounts or premiums, origination fees and exit fees are amortized as

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a component of interest income using the effective interest method over the life of the respective loans. Loan acquisition fees paid to CMFT Management or its affiliates are expensed as incurred and are included in transaction-related expenses in the accompanying consolidated statements of operations.

Interest earned is either received in cash or capitalized to loans held-for-investment and related receivables, net in the Company’s consolidated balance sheets. Interest is capitalized when certain conditions are met as specified in each loan agreement. For the year ended December 31, 2019, the Company recorded $20.1 million in interest income, of which $8.5 million was capitalized to loans held-for-investment and related receivables, net.

Accrual of interest income is suspended on nonaccrual loans. Loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, are generally considered nonperforming and placed on nonaccrual. Interest collected is recognized on a cash basis by crediting income when received. Loans may be restored to accrual status when all principal and interest are current and full repayment of the remaining contractual principal and interest are reasonably assured. As of December 31, 2019, the Company’s eight mezzanine loans with a net book value of $146.1 million were nonaccrual loans.

Generally, an allowance for loan losses is provided when management determines that the Company will be unable to collect any remaining amounts due under the loan agreement. The Company evaluates the collectability of its loans held-for-investment at least quarterly. The evaluation of collectability involves judgment, estimates, and a review of the ability of the borrower to make principal and interest payments and the underlying collateral. For the year ended December 31, 2019, the Company recorded no impairment on its loans held-for-investment.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal fees and other costs associated with obtaining commitments for financing. These costs are amortized to interest expense over the terms of the respective financing agreements using the straight-line method, which approximates the effective interest method. Unamortized deferred financing costs are written off when the associated debt is extinguished or repaid before maturity. The presentation of all deferred financing costs, other than those associated with the revolving loan portion of the credit facilities, are classified such that the debt issuance costs related to a recognized debt liability are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the related debt liability rather than as an asset. Debt issuance costs related to securing a revolving line of credit are presented as an asset and amortized ratably over the term of the line of credit arrangement. As such, the Company’s current and corresponding prior period total deferred costs, net in the accompanying consolidated balance sheets relate only to the revolving loan portion of the credit facilities and the historical presentation, amortization and treatment of unamortized costs are still applicable. As of December 31, 2019 and 2018, the Company had $2.3 million and $2.1 million, respectively, of deferred financing costs, net of accumulated amortization, related to the revolving loan portion of the credit facilities. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined the financing will not close.

Due to Affiliates

CMFT Management, and certain of its affiliates, received and will continue to receive, fees, reimbursements and compensation in connection with services provided relating to the Offerings and the acquisition, management, financing and leasing of the properties of the Company.

Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the

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derivative instrument. The change in fair value of the derivative instrument that is designated as a hedge is recorded as other comprehensive income. The changes in fair value for derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria are recorded as a gain or loss to operations.

Redeemable Common Stock

Under the Company’s share redemption program, the Company’s obligation to redeem shares of its outstanding common stock is limited, among other things, to the net proceeds received by the Company from the sale of shares under the DRIP, net of shares redeemed to date. The Company records the maximum amount that is redeemable under the share redemption program as redeemable common stock outside of permanent equity in its consolidated balance sheets. Changes in the amount of redeemable common stock from period to period are recorded as an adjustment to capital in excess of par value.

Leases

The Company adopted ASU No. 2016-02, Leases, (Topic 842) (“ASC 842”), on January 1, 2019 using the optional alternative transition method for financial information and related disclosures. The Company elected the “package of practical expedients,” which permits the Company to not reassess under the new standard prior conclusions about lease identification, lease classification and initial direct costs. The Company has lease agreements with lease and non-lease components. The Company has elected to not separate non-lease components from lease components for all classes of underlying assets (primarily real estate assets) and will account for the combined components as rental and other property income. Non-lease components included in rental and other property income include certain tenant reimbursements for maintenance services (including common-area maintenance services or “CAM”), real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. As a lessor, the Company has further determined that this policy will be effective only on a lease that has been classified as an operating lease and the revenue recognition pattern and timing is the same for both types of components. The Company is not a party to any material leases where it is the lessee.

Significant judgments and assumptions are inherent in not only determining if a contract contains a lease, but also the lease classification, terms, payments, and, if needed, discount rates. Judgments include the nature of any options, including if they will be exercised, evaluation of implicit discount rates and the assessment and consideration of “fixed” payments for straight-line rent revenue calculations.

The Company has an investment in a real estate property that is subject to a ground lease, for which a lease liability and right of use (“ROU”) asset of $2.6 million was recorded as of December 31, 2019. See Note 15 — Leases for a further discussion regarding this ground lease.

Lease costs represent the initial direct costs incurred in the origination, negotiation and processing of a lease agreement. Such costs include outside broker commissions and other independent third-party costs and are amortized over the life of the lease on a straight-line basis. Costs related to salaries and benefits, supervision, administration, unsuccessful origination efforts and other activities not directly related to completed lease agreements are expensed as incurred. Leasing commissions subsequent to successful lease execution are capitalized.

Revenue Recognition

Revenue from leasing activities

Rental and other property income is primarily derived from fixed contractual payments from operating leases and, therefore, is generally recognized on a straight-line basis over the term of the lease, which typically begins

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the date the tenant takes control of the space. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. Variable rental and other property income consists primarily of tenant reimbursements for recoverable real estate taxes and operating expenses which are included in rental and other property income in the period when such costs are incurred, with offsetting expenses in real estate taxes and property operating expenses, respectively, within the consolidated statements of operations. The Company defers the recognition of variable rental and other property income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.

The Company continually reviews whether collection of lease-related receivables, including any straight-line rent, and current and future operating expense reimbursements from tenants are probable. The determination of whether collectability is probable takes into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Upon the determination that the collectability of a receivable is not probable, the Company will record a reduction to rental and other property income for amounts previously recorded and a decrease in the outstanding receivable. Revenue from leases where collection is deemed to be less than probable is recorded on a cash basis until collectability becomes probable. Management’s estimate of the collectability of lease-related receivables is based on the best information available to management at the time of evaluation. The Company does not use a general reserve approach and lease-related receivables are adjusted and taken against rental and other property income only when collectability becomes not probable.

Revenue from lending activities

Interest income from our loans held-for-investment is comprised of interest earned on loans and the accretion and amortization of net loan origination fees and discounts. Interest income on loans is accrued as earned, with the accrual of interest suspended when the related loan becomes a nonaccrual loan. Interest income on the Company’s broadly syndicated loans is accrued as earned beginning on the settlement date.

Income Taxes

The Company elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 2012. The Company will generally not be subject to federal corporate income tax to the extent it distributes its taxable income to its stockholders, and so long as it, among other things, distributes at least 90% of its annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if the Company maintains its qualification for taxation as a REIT, it or its subsidiaries may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Earnings (Loss) and Distributions Per Share

Earnings (loss) per share are calculated based on the weighted average number of common shares outstanding during each period presented. Diluted income (loss) per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the years ended December 31, 2019, 2018 or 2017. Distributions per share are calculated based on the authorized daily distribution rate.

Reportable Segment

The Company’s commercial real estate assets consist of income-producing necessity retail properties that are primarily single-tenant or anchored shopping centers, which are leased to creditworthy tenants under long-term

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

net leases. The commercial properties are geographically diversified throughout the United States and have similar economic characteristics. The Company’s management evaluates operating performance on an overall portfolio level; therefore, the Company’s properties are one reportable segment.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by various standard setting bodies that may have an impact on the Company’s accounting and reporting. Except as otherwise stated below, the Company is currently evaluating the effect that certain new accounting requirements may have on the Company’s accounting and related reporting and disclosures in the Company’s consolidated financial statements.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”), which was subsequently amended by ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses (“ASU 2018-19”), in November 2018. Subsequently, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10 and ASU No. 2019-11 to provide additional guidance on the credit losses standard. ASU 2016-13 and the related updates are intended to improve financial reporting requiring more timely recognition of credit losses on loans and other financial instruments that are not accounted for at fair value through net income, including loans held for investment, held-to-maturity debt securities, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology under current GAAP. ASU 2018-19 clarified that receivables arising from operating leases are not within the scope of Topic 326. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. ASU 2016-13 and ASU 2018-19 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company will adopt this ASU during the first quarter of fiscal year 2020 and does not expect it will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This ASU amends and removes several disclosure requirements including the valuation processes for Level 3 fair value measurements. ASU 2018-13 also modifies some disclosure requirements and requires additional disclosures for changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and requires the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The provisions of ASU 2018-13 are effective January 1, 2020 using a prospective transition method for amendments effecting changes in unrealized gains and losses, significant unobservable inputs used to develop Level 3 fair value measurements and narrative description on uncertainty of measurements. The remaining provisions of ASU 2018-13 are to be applied retrospectively, and early adoption is permitted. The Company will adopt this ASU during the first quarter of fiscal year 2020 and does not expect it will have a material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-16, Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes (“ASU 2018-16”). The amendments in this ASU permit the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes or another acceptable benchmark. The SOFR is a volume-weighted median interest rate that is calculated daily based on overnight transactions from the prior day’s activity

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in specified segments of the U.S. Treasury repo market. It has been selected as the preferred replacement for the U.S. dollar London Interbank Offered Rate (“LIBOR”), which will be phased out by the end of 2021. ASU 2018-16 is effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2018-16 is required to be adopted on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. The Company currently uses LIBOR as its benchmark interest rate in the Company’s interest rate swaps associated with the Company’s LIBOR-based variable rate borrowings. The Company has not entered into any new or redesignated hedging relationships on or after the date of adoption of ASU 2018-16. The Company evaluated the effect of this new benchmark interest rate option, and does not believe this ASU will have a material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The guidance changes the guidance for determining whether a decision-making fee is a variable interest. Under the new ASU, indirect interests held through related parties under common control will now be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. Such indirect interests were previously treated the same as direct interests. This ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company is evaluating the impact of this ASU’s adoption, and does not believe this ASU will have a material impact on its consolidated financial statements.

NOTE 3 — FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Credit facilities and notes payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. Current and prior period

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities’ carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. As of December 31, 2019, the estimated fair value of the Company’s debt was $1.60 billion, compared to the carrying value of $1.61 billion. The estimated fair value of the Company’s debt as of December 31, 2018 was $2.46 billion, compared to the carrying value of $2.53 billion.

Derivative instruments — The Company’s derivative instruments are comprised of interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the respective counterparties.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. However, as of December 31, 2019 and 2018, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Revenue bonds — The Company’s revenue bonds were acquired in connection with the purchase of an anchored shopping center. The bonds have a 9.0% interest rate and mature on November 1, 2044. These investments are initially recognized in interest receivable, prepaid expenses and other assets on the consolidated balance sheets and are subsequently measured using amortized cost. The fair value estimates of the Company’s revenue bonds are based on assumptions that management believes market participants would use in pricing, using widely accepted valuation techniques including discounted cash flow analysis. This analysis reflects the contractual terms of the bonds, including the period to maturity, and uses unobservable market-based inputs, including discount rates ranging from 7.75% to 9.0%. As a result, the Company has determined that its revenue bonds are classified in Level 3 of the fair value hierarchy. As of December 31, 2019, the estimated fair value of the Company’s revenue bonds was $2.0 million. The Company has these investments classified as held-to-maturity securities. The Company’s investments in revenue bonds are reviewed for impairment, including the evaluation of changes in events or circumstances that may indicate that the carrying amount of the investment may not be recoverable.

Loans held-for-investment — The Company’s loans held-for-investment are recorded at cost upon origination and adjusted by net loan origination fees and discounts. The Company estimates the fair value of its loans held-for-investment by performing a present value analysis for the anticipated future cash flows using an appropriate market discount rate taking into consideration the credit risk. As a result, the Company has determined that its loans held-for-investment are classified in Level 3 of the fair value hierarchy. As of December 31, 2019, the estimated fair value of the Company’s loans held-for-investment was $302.0 million, compared to its carrying value of $301.6 million. As of December 31, 2018, the Company determined that the estimated fair value of its loans held-for-investment was equal to its carrying value given that the loans were originated during the fourth quarter of 2018.

Other financial instruments — The Company considers the carrying values of its cash and cash equivalents, restricted cash, tenant receivables, accounts payable and accrued expenses, other liabilities, due to affiliates and distributions payable to approximate their fair values because of the short period of time between their origination and their expected realization as well as their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, upon disposition of the financial assets and liabilities. As of December 31, 2019 and 2018, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.

Items Measured at Fair Value on a Recurring Basis

In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2019 and 2018 (in thousands):

	Balance as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Interest rate swaps	$261	$—	$261	$—

Total financial assets	$261	$—	$261	$—

Financial liability:
Interest rate swap	$(4,181)	$—	$(4,181)	$—

Total financial liability	$(4,181)	$—	$(4,181)	$—

	Balance as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Interest rate swaps	$10,993	$—	$10,993	$—

Total financial assets	$10,993	$—	$10,993	$—

Items Measured at Fair Value on a Non-Recurring Basis (Including Impairment Charges)

Certain financial and nonfinancial assets and liabilities are measured at fair value on a nonrecurring basis and are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. The Company’s process for identifying and recording impairment related to real estate assets and intangible assets is discussed in Note 2 — Summary of Significant Accounting Policies.

As discussed in Note 4 — Real Estate Assets, during the year ended December 31, 2019, real estate assets related to 34 properties were deemed to be impaired and their carrying values were reduced to an estimated fair value of $384.4 million, resulting in impairment charges of $72.9 million. During the year ended December 31, 2018, real estate assets related to 22 properties were deemed to be impaired and their carrying values were reduced to an estimated fair value of $332.4 million, resulting in impairment charges of $33.0 million. During the year ended December 31, 2017, real estate assets related to four properties were deemed to be impaired and their carrying values were reduced to an estimated fair value of $4.3 million, resulting in impairment charges of $2.9 million. The Company estimates fair values using Level 3 inputs and using a combined income and market approach, specifically using discounted cash flow analysis and recent comparable sales transactions. The evaluation of real estate assets for potential impairment requires the Company’s management to exercise significant judgment and to make certain key assumptions, including, but not limited to, the following: (1) terminal capitalization rates; (2) discount rates; (3) the number of years the property will be held; (4) property operating expenses; and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5) re-leasing assumptions, including the number of months to re-lease, market rental income and required tenant improvements. There are inherent uncertainties in making these estimates such as market conditions and the future performance and sustainability of the Company’s tenants. For the Company’s impairment tests for the real estate assets during the year ended December 31, 2019, the Company used a range of discount rates from 7.4% to 9.5% and terminal capitalization rates from 5.5% to 9.2%.

The following table presents the impairment charges by asset class recorded during the years ended December 31, 2019, 2018 and 2017 (in thousands):

	Year Ended December 31,
	2019	2018	2017
Asset class impaired:
Land	$12,648	$6,436	$725
Buildings, fixtures and improvements	56,572	25,299	1,734
Intangible lease assets	4,056	1,385	396
Intangible lease liabilities	(337)	(145)	—

Total impairment loss	$72,939	$32,975	$2,855

NOTE 4 — REAL ESTATE ASSETS

2019 Property Acquisition

During the year ended December 31, 2019, the Company acquired a 100% interest in one commercial property for an aggregate purchase price of $6.2 million (the “2019 Property Acquisition”), which includes $165,000 of external acquisition-related expenses that were capitalized. The Company funded the 2019 Property Acquisition with proceeds from real estate dispositions and available borrowings.

The following table summarizes the purchase price allocation for the 2019 Property Acquisition (in thousands):

2019 Property Acquisition
Land	$1,501
Buildings, fixtures and improvements	3,804
Acquired in-place leases and other intangibles (1)	860

Total purchase price	$6,165

(1)	The amortization period for acquired in-place leases and other intangibles is 20.1 years.

2019 Property Dispositions and Real Estate Assets Held for Sale

On September 3, 2019, certain subsidiaries of the Company entered into a purchase and sale agreement (the “Purchase and Sale Agreement”) with Realty Income Corporation (NYSE: O) (the “Purchaser”), an unaffiliated company, to sell approximately 452 single-tenant properties, including nine properties previously owned through the Consolidated Joint Venture, encompassing approximately 5.1 million gross rentable square feet of commercial space across 41 states. Pursuant to the Purchase and Sale Agreement, the sale of 444 properties closed in December 2019 for total consideration of $1.2 billion, including the assumption by the Purchaser of existing mortgage debt totaling $130.8 million and the repayment of $532.3 million in debt, as further discussed in Note 8 — Credit Facilities and Notes Payable. The remaining properties closed subsequent to December 31, 2019, for consideration of $26.3 million, as discussed in Note 17 — Subsequent Events.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2019, the Company disposed of a total of 497 properties, consisting of 482 retail properties, one industrial property and 14 anchored shopping centers, excluding a related outparcel of land, for an aggregate gross sales price of $1.65 billion, resulting in net proceeds of $1.40 billion after closing costs and disposition fees due to CMFT Management or its affiliates, and a gain of $180.7 million. The Company has no continuing involvement with these properties. The gain on sale of real estate is included in gain on disposition of real estate, net in the consolidated statements of operations. The disposition of these properties did not qualify to be reported as discontinued operations since the disposition did not represent a strategic shift that had a major effect on the Company’s operations and financial results. Accordingly, the operating results of these disposed properties are reflected in the Company’s results from continuing operations for all periods presented through their respective date of disposition.

As of December 31, 2019, there were 29 properties classified as held for sale with a carrying value of $351.9 million included in assets held for sale in the consolidated balance sheets. The Company has mortgage notes payable of $126.7 million that are related to the held for sale properties, which the Company expects to repay in connection with the disposition of the underlying held for sale properties.

2019 Impairment

The Company performs quarterly impairment review procedures, primarily through continuous monitoring of events and changes in circumstances that could indicate that the carrying value of certain of its real estate assets may not be recoverable. See Note 2 — Summary of Significant Accounting Policies for a discussion of the Company’s accounting policies regarding impairment of real estate assets.

During the year ended December 31, 2019, 34 properties totaling approximately 3.4 million square feet with a carrying value of $457.3 million were deemed to be impaired and their carrying values were reduced to an estimated fair value of $384.4 million, resulting in impairment charges of $72.9 million, which were recorded in the consolidated statements of operations. See Note 3 — Fair Value Measurements for a further discussion regarding these impairment charges.

2018 Property Acquisition

During the year ended December 31, 2018, the Company acquired a 100% interest in one commercial property for an aggregate purchase price of $11.9 million (the “2018 Acquisition”), which includes $277,000 of external acquisition-related expenses that were capitalized in accordance with ASU 2017-01. Prior to the adoption of ASU 2017-01, costs related to property acquisitions were expensed as incurred. The Company funded the 2018 Acquisition with net cash provided by operations and available borrowings.

The following table summarizes the purchase price allocation for the 2018 Acquisition (in thousands):

2018 Acquisition
Land	$2,107
Buildings, fixtures and improvements	9,044
Acquired in-place leases and other intangibles (1)	1,392
Intangible lease liabilities (2)	(638)

Total purchase price	$11,905

(1)	The amortization period for acquired in-place leases and other intangibles is 19.0 years.
(2)	The amortization period for acquired intangible lease liabilities is 19.0 years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2018 Property Dispositions

During the year ended December 31, 2018, the Company disposed of 21 properties, consisting of 19 retail properties and two anchored shopping centers, excluding a related outparcel of land, for an aggregate gross sales price of $66.6 million, resulting in net proceeds of $49.1 million after closing costs and the repayment of the $15.0 million variable rate debt secured by one of the disposed properties and a gain of $6.3 million. During the year ended December 31, 2018, $478,000 was incurred for disposition fees to CMFT Management or its affiliates in connection with the sale of the properties and the Company has no continuing involvement with these properties. The gain on sale of real estate is included in gain on disposition of real estate, net in the consolidated statements of operations. The disposition of these properties did not qualify to be reported as discontinued operations since the disposition did not represent a strategic shift that had a major effect on the Company’s operations and financial results. Accordingly, the operating results of these disposed properties are reflected in the Company’s results from continuing operations for all periods presented through their respective date of disposition.

2018 Impairment

During the year ended December 31, 2018, 22 properties totaling approximately 2.3 million square feet with a carrying value of $365.4 million were deemed to be impaired and their carrying values were reduced to an estimated fair value of $332.4 million, resulting in impairment charges of $33.0 million, which were recorded in the consolidated statements of operations. See Note 3 — Fair Value Measurements for a further discussion regarding these impairment charges.

2017 Property Acquisitions

During the year ended December 31, 2017, the Company acquired 42 commercial properties for an aggregate purchase price of $307.4 million (the “2017 Acquisitions”), of which 38 were determined to be asset acquisitions and four were accounted for as business combinations as they were acquired prior to the Company’s adoption of ASU 2017-01 in April 2017. The Company funded the 2017 Acquisitions with net cash provided by operations and available borrowings.

The following table summarizes the consideration transferred for the properties purchased during the year ended December 31, 2017 (in thousands):

2017 Acquisitions
Real estate assets:
Purchase price of asset acquisitions	$251,999
Purchase price of business combinations	55,386

Total purchase price of real estate assets acquired (1)	$307,385

(1)

The weighted average amortization period for the 2017 Acquisitions was 16.9 years for acquired in-place leases and other intangibles, 13.6 years for acquired above-market leases and 8.5 years for acquired intangible lease liabilities.

During the year ended December 31, 2017, the Company acquired a 100% interest in 38 commercial properties for an aggregate purchase price of $252.0 million, which were accounted for as asset acquisitions (the “2017 Asset Acquisitions”). The aggregate purchase price includes $6.1 million of external acquisition-related expenses that were capitalized in accordance with ASU 2017-01. Prior to the adoption of ASU 2017-01, costs related to property acquisitions were expensed as incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the purchase price allocation for the 2017 Asset Acquisitions purchased during the year ended December 31, 2017 (in thousands):

2017 Asset Acquisitions
Land	$32,919
Buildings, fixtures and improvements	177,682
Acquired in-place leases and other intangibles	39,257
Acquired above-market leases	3,624
Revenue bonds	2,081
Intangible lease liabilities	(3,564)

Total purchase price	$251,999

During the year ended December 31, 2017, the Company acquired a 100% interest in four commercial properties for an aggregate purchase price of $55.4 million, which were accounted for as business combinations (the “2017 Business Combination Acquisitions”). The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocations for the 2017 Business Combination Acquisitions purchased during the year ended December 31, 2017 (in thousands):

2017 Business Combination Acquisitions
Land	$9,873
Buildings, fixtures and improvements	41,186
Acquired in-place leases and other intangibles	5,974
Acquired above-market leases	988
Intangible lease liabilities	(2,635)

Total purchase price	$55,386

The Company recorded revenue for the year ended December 31, 2017 of $5.1 million and net income for the year ended December 31, 2017 of $708,000 related to the 2017 Business Combination Acquisitions. In addition, the Company recorded $1.3 million of acquisition-related expenses for the year ended December 31, 2017, which is included in transaction-related expenses on the consolidated statements of operations.

The following table summarizes selected financial information of the Company as if all of the 2017 Business Combination Acquisitions were completed on January 1, 2016 for each period presented below. The table below presents the Company’s estimated revenue and net income, on a pro forma basis, for the years ended December 31, 2017 and 2016 (in thousands):

	Year Ended December 31,
	2017	2016
Pro forma basis (unaudited):
Revenue	$424,416	$412,883
Net income	$80,912	$71,301

The unaudited pro forma information for the year ended December 31, 2017 was adjusted to exclude $1.3 million of acquisition-related fees and expenses recorded during the year ended December 31, 2017 related to the 2017

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Business Combination Acquisitions. Accordingly, these costs were instead recognized in the unaudited pro forma information for the year ended December 31, 2016.

The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2016, nor does it purport to represent the results of future operations.

2017 Property Dispositions

During the year ended December 31, 2017, the Company disposed of 14 retail properties and one industrial property for an aggregate gross sales price of $100.6 million, resulting in net proceeds of $65.9 million after closing costs and the repayment of the $33.0 million variable rate debt secured by one of the disposed properties and a gain of $17.0 million. No disposition fees were paid to CMFT Management or its affiliates in connection with the sale of the properties and the Company has no continuing involvement with these properties. The gain on sale of real estate is included in gain (loss) on disposition of real estate, net in the consolidated statements of operations. The disposition of these properties did not qualify to be reported as discontinued operations since the disposition did not represent a strategic shift that had a major effect on the Company’s operations and financial results. Accordingly, the operating results of these disposed properties are reflected in the Company’s results from continuing operations for all periods presented through their respective date of disposition.

2017 Impairment

During the year ended December 31, 2017, four properties totaling approximately 33,000 square feet with a carrying value of $7.2 million were deemed to be impaired and their carrying values were reduced to an estimated fair value of $4.3 million, resulting in impairment charges of $2.9 million, which were recorded in the consolidated statements of operations. See Note 3 — Fair Value Measurements for a further discussion regarding these impairment charges.

NOTE 5 — INTANGIBLE LEASE ASSETS AND LIABILITIES

Intangible lease assets and liabilities consisted of the following as of December 31, 2019 and 2018 (in thousands, except weighted average life remaining):

	As of December 31,
	2019	2018
Intangible lease assets:
In-place leases and other intangibles, net of accumulated amortization of $111,670 and $184,532, respectively (with a weighted average life remaining of 10.4 years and 10.1 years, respectively)	$164,724	$307,895
Acquired above-market leases, net of accumulated amortization of $19,310 and $27,979, respectively (with a weighted average life remaining of 7.9 years and 8.4 years, respectively)	17,423	34,462

Total intangible lease assets, net	$182,147	$342,357

Intangible lease liabilities:
Acquired below-market leases, net of accumulated amortization of $25,800 and $34,732, respectively (with a weighted average life remaining of 7.3 years and 7.2 years, respectively)	$20,523	$36,418

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization of the above-market leases is recorded as a reduction to rental and other property income, and amortization expense for the in-place leases and other intangibles is included in depreciation and amortization in the accompanying consolidated statements of operations. Amortization of below-market leases is recorded as an increase to rental and other property income in the accompanying consolidated statements of operations.

The following table summarizes the amortization related to the intangible lease assets and liabilities for the years ended December 31, 2019, 2018, and 2017 (in thousands):

	Year Ended December 31,
	2019	2018	2017
In-place lease and other intangible amortization	$32,058	$45,559	$46,602
Above-market lease amortization	$4,315	$6,740	$7,304
Below-market lease amortization	$6,253	$8,448	$9,503

As of December 31, 2019, the estimated amortization relating to the intangible lease assets and liabilities is as follows (in thousands):

	Amortization
Year Ending December 31,	In-Place Leases and Other Intangibles	Above- Market Leases	Below- Market Leases
2020	$20,943	$2,753	$4,746
2021	$18,544	$2,175	$2,907
2022	$17,458	$2,005	$2,495
2023	$15,593	$1,768	$2,126
2024	$13,901	$1,326	$1,601
Thereafter	$78,285	$7,396	$6,648

Total	$164,724	$17,423	$20,523

NOTE 6 — LOANS HELD-FOR-INVESTMENT

The Company’s loans held-for-investment consisted of the following as of December 31, 2019 and 2018 (dollar amounts in thousands):

	As of December 31,
	2019	2018
Mezzanine loans	$146,060	$89,762
Senior loans	152,820	—

Total CRE loans-held-for-investment	298,880	89,762
Broadly syndicated loans	2,750	—

Total loans-held-for-investment and related receivable, net	$301,630	$89,762

During the year ended December 31, 2019, the Company acquired four mezzanine loans, originated three senior loans and acquired one broadly syndicated loan. As of December 31, 2019, the Company had $16.2 million of unfunded commitments related to Commercial Real Estate (“CRE”) loans held-for-investment, the funding of which is subject to satisfaction of borrower milestones. These commitments are not reflected in the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accompanying consolidated balance sheet. During the year ended December 31, 2019, the borrower on the Company’s eight mezzanine loans, which represent approximately 4.0% of total assets as of December 31, 2019, became delinquent on certain required reserve payments. To the extent that the delinquencies remain outstanding and uncured, subsequent tests for impairments could result in impairment charges in the future.

The following table details overall statistics for the Company’s CRE loans held-for-investment as of December 31, 2019 (dollar amounts in thousands):

	As of December 31,
	2019	2018
Number of loans	11	4
Principal balance (1)	$297,357	$89,679
Net book value	$298,880	$89,762
Weighted-average interest rate (1)	8.9%	17.2%
Weighted-average maximum years to maturity (2)	2.9	2.4

(1)	As of December 31, 2019, 100% of the Company’s loans by principal balance earned a floating rate of interest, primarily indexed to U.S. dollar LIBOR.
(2)	Maximum maturity date assumes all extension options are exercised by the borrowers; however, the Company’s loans may be repaid prior to such date.

Activity relating to the Company’s CRE loans held-for-investment portfolio was as follows for the years ended December 31, 2019 and 2018 (dollar amounts in thousands):

	Principal Balance	Deferred Fees / Other Items (1)	Loan Fees Receivable	Net Book Value
Balance, January 1, 2018	$—	$—	$—	$—
Loan fundings	89,295	(6,623)	6,623	89,295
Capitalized interest (2)	384	—	—	384
Deferred fees and other items	—	(185)	—	(185)
Accretion and amortization of fees and other items	—	268	—	268

Balance, December 31, 2018	$89,679	$(6,540)	$6,623	$89,762
Loan fundings	216,318	(389)	1,085	217,014
Principal repayments received	(17,186)	—	—	(17,186)
Capitalized interest (2)	8,546	—	—	8,546
Deferred fees and other items	—	(1,531)	(166)	(1,697)
Accretion and amortization of fees and other items	—	2,441	—	2,441

Balance, December 31, 2019	$297,357	$(6,019)	$7,542	$298,880

(1)	Other items primarily consist of purchase discounts or premiums, accretion of exit fees and deferred origination expenses.
(2)	Represents accrued interest on loans whose terms do not require a current cash payment of interest.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risk. During the year ended December 31, 2019, one of the Company’s interest rate swap agreements matured. In addition, three of the Company’s interest rate swap agreements were terminated prior to the maturity date due to the disposition of the underlying properties, resulting in a gain of $118,000. The gain was recorded as a decrease to interest expense and other, net included in the accompanying consolidated statements of operations. As of December 31, 2019, the Company had three executed interest rate swap agreements.

The following table summarizes the terms of the Company’s executed interest rate swap agreements designated as hedging instruments as of December 31, 2019 and 2018 (dollar amounts in thousands):

		Outstanding Notional Amount as of December 31, 2019				Fair Value of Assets (Liability)
	Balance Sheet Location		Interest Rates (1)	Effective Dates	Maturity Dates	December 31, 2019	December 31, 2018
Interest Rate Swaps	Interest receivable, prepaid expenses and other assets	$60,000	2.55% to 3.62%	3/14/2016 to 6/29/2016	4/5/2021 to 7/1/2021	$261	$10,993
Interest Rate Swap	Deferred rental income, derivative liability and other liabilities	$811,666	4.02%	8/15/2018	3/15/2021	$(4,181)	$—

(1)	The interest rates consist of the underlying index swapped to a fixed rate and the applicable interest rate spread as of December 31, 2019.

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 — Fair Value Measurements. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges in order to hedge the variability of the anticipated cash flows on its variable rate debt. The change in fair value of the derivative instruments that are designated as hedges is recorded in other comprehensive (loss) income, with a portion of the amount subsequently reclassified to interest expense as interest payments are made on the Company’s variable rate debt. For the years ended December 31, 2019 and 2018, the amount of gains reclassified from other comprehensive (loss) income as a decrease to interest expense was $3.5 million and $4.3 million, respectively. For the year ended December 31, 2017, the amount of loss reclassified from other comprehensive (loss) income as an increase to interest expense was $3.1 million. During the next 12 months, the Company estimates that $3.1 million will be reclassified from other comprehensive (loss) income as an increase to interest expense. The Company includes cash flows from interest rate swap agreements in net cash flows provided by operating activities on its consolidated statements of cash flows, as the Company’s accounting policy is to present cash flows from hedging instruments in the same category in its consolidated statements of cash flows as the category for cash flows from the hedged items.

The Company has agreements with each of its derivative counterparties that contain provisions whereby if the Company defaults on certain of its unsecured indebtedness, the Company could also be declared in default on its

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

derivative obligations, resulting in an acceleration of payment. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value, inclusive of interest payments and accrued interest of $4.3 million as of December 31, 2019. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the credit quality of the Company and the respective counterparty. There were no termination events or events of default related to the interest rate swaps as of December 31, 2019.

NOTE 8 — CREDIT FACILITIES AND NOTES PAYABLE

As of December 31, 2019, the Company had $1.6 billion of debt outstanding, including net deferred financing costs, with a weighted average years to maturity of 2.4 years and a weighted average interest rate of 3.9%. The weighted average years to maturity is computed using the scheduled repayment date as specified in each loan agreement where applicable. The weighted average interest rate is computed using the interest rate in effect until the scheduled repayment date. Should a loan not be repaid by its scheduled repayment date, the applicable interest rate will increase as specified in the respective loan agreement.

The following table summarizes the debt balances as of December 31, 2019 and 2018, and the debt activity for the year ended December 31, 2019 (in thousands):

		During the Year Ended December 31, 2019
	Balance as of December 31, 2018	Debt Issuances & Assumptions (1)	Repayments & Modifications		Accretion & (Amortization)	Balance as of December 31, 2019
Fixed rate debt	$1,178,166	$—	$(451,905	) (2)	$—	$726,261
Variable rate debt	20,500	—	(20,500)		—	—
Credit facility	1,331,000	424,500	(870,500)		—	885,000

Total debt	2,529,666	424,500	(1,342,905)		—	1,611,261

Net premiums (3)	331	—	—		(90)	241
Deferred costs – credit facility (4)	(6,731)	(19)	745	(5)	2,072	(3,933)
Deferred costs – fixed rate debt	(6,352)	—	1,526	(5)	2,117	(2,709)

Total debt, net	$2,516,914	$424,481	$(1,340,634)		$4,099	$1,604,860

(1)	Includes deferred financing costs incurred during the period.
(2)	Includes the assumption of $205.8 million of fixed rate debt related to property dispositions during the year ended December 31, 2019.
(3)

Net premiums on mortgage notes payable were recorded upon the assumption of the respective debt instruments. Amortization of these net premiums is recorded as a reduction to interest expense over the remaining term of the respective debt instruments using the effective-interest method.

(4)	Deferred costs related to the term portion of the Credit Facility (as defined below).
(5)	Represents deferred financing costs written off during the period resulting from debt repayments prior to the respective maturity dates.

Notes Payable

As of December 31, 2019, the fixed rate debt outstanding of $726.3 million included $60.0 million of variable rate debt that is fixed through interest rate swap agreements, which has the effect of fixing the variable interest

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

rates per annum through the maturity date of the variable rate debt. The fixed rate debt has interest rates ranging from 2.6% to 5.0% per annum. The fixed rate debt outstanding matures on various dates from April 1, 2020 through May 10, 2024. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the fixed rate debt outstanding was $1.3 billion as of December 31, 2019. Each of the mortgage notes payable, comprising the fixed rate debt, is secured by the respective properties on which the debt was placed. Subsequent to December 31, 2019, the Company repaid $97.0 million of mortgage notes due to the disposition of the underlying properties, as discussed in Note 17 — Subsequent Events. With respect to the Company’s $115.2 million of debt maturing within the next 12 months following the date these financial statements are issued, the Company believes cash on hand, proceeds from real estate asset dispositions, net cash provided by operations, borrowings available under the Credit Facility or the entry into new financing arrangements will be sufficient in order to meet its debt obligations.

Pursuant to the Purchase and Sale Agreement described in Note 4 — Real Estate Assets, total consideration for the sale of 444 properties during the year ended December 31, 2019 included the assumption by the Purchaser of existing mortgage debt totaling $130.8 million, the repayment of $101.3 million of certain mortgage notes due to the disposition of the underlying properties, the repayment of $165.0 million on the unsecured term loan balance and repayment of $266.0 million on the unsecured revolving loan balance.

Credit Facilities

The Company has a second amended and restated unsecured credit agreement (the “Second Amended and Restated Credit Agreement”) with JPMorgan Chase Bank, N.A. as administrative agent (“JPMorgan Chase”), and the other lenders party thereto that provided for borrowings of up to $1.24 billion as of December 31, 2019, which included a $885.0 million unsecured term loan (the “Term Loan”) and up to $350.0 million in unsecured revolving loans (the “Revolving Loans” and collectively, with the Term Loan, the “Credit Facility”). The Term Loan matures on March 15, 2022 and the Revolving Loans mature on March 15, 2021; however, the Company has the right to extend the maturity date of the Revolving Loans to March 15, 2022.

Depending upon the type of loan specified and overall leverage ratio, the Credit Facility bears interest at (i) the one-month, two-month, three-month or six-month LIBOR multiplied by the statutory reserve rate (the “Eurodollar Rate”) plus an interest rate spread ranging from 1.65% to 2.25% or (ii) a base rate, ranging from 0.65% to 1.25%, plus the greater of: (a) JPMorgan Chase’s Prime Rate; (b) the Federal Funds Effective Rate (as defined in the Second Amended and Restated Credit Agreement) plus 0.50%; or (c) the one-month LIBOR multiplied by the statutory reserve rate plus 1.00%. As of December 31, 2019, there were no amounts outstanding under the Revolving Loans. As of December 31, 2019, the Term Loan outstanding totaled $885.0 million, $811.7 million of which is subject to interest rate swap agreements (the “Swapped Term Loan”). The interest rate swap agreements had the effect of fixing the Eurodollar Rate per annum of the Swapped Term Loan at an all-in rate of 4.0%. As of December 31, 2019, the Company had $885.0 million outstanding under the Credit Facility at a weighted average interest rate of 4.0% and $349.4 million in unused capacity, subject to borrowing availability. The Company had available borrowings of $107.1 million as of December 31, 2019.

The Second Amended and Restated Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature. In particular, the Second Amended and Restated Credit Agreement requires the Company to maintain a minimum consolidated net worth greater than or equal to the sum of (i) $2.0 billion plus (ii) 75% of the equity issued minus (iii) the aggregate amount of any redemptions or similar transaction from the date of the Second Amended and Restated Credit Agreement, a leverage ratio less than or equal to 60%, a fixed charge coverage ratio greater than 1.50, an unsecured debt to unencumbered asset value ratio equal to or less than 60%, an unsecured debt service coverage ratio greater than 1.75, a secured debt ratio equal to or less than 40% and the amount of secured debt that is recourse debt at no greater than 15% of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

total asset value. The Company believes it was in compliance with the financial covenants under the Second Amended and Restated Credit Agreement, as well as the financial covenants under the Company’s various fixed and variable rate debt agreements, as of December 31, 2019, with the exception of one mortgage note where the Company failed to meet the debt service coverage ratio covenant under the mortgage at December 31, 2019. Pursuant to the loan agreement, non-compliance with the debt service coverage ratio covenant triggers a cash sweep of the underlying property’s operating cash flow. As of December 31, 2019, a cash sweep of the underlying property’s operating cash flow had not been initiated.

On December 31, 2019 (the “Closing Date”), CMFT Corporate Credit Securities, LLC, an indirect wholly-owned, bankruptcy-remote subsidiary of the Company, entered into a revolving credit and security agreement (the “Credit and Security Agreement”) with the lenders from time to time parties thereto, Citibank, N.A. (“Citibank”), as administrative agent, CMFT Securities Investments, LLC, a wholly-owned subsidiary of the Company, as equityholder and as collateral manager, Citibank (acting through its Agency & Trust division), as both a collateral agent and as a collateral custodian, and Virtus Group, LP, as collateral administrator. The Credit and Security Agreement provides for borrowings in an aggregate principal amount up to $300.0 million (the “Credit Securities Revolver”), which may be increased from time to time pursuant to the Credit and Security Agreement. As of December 31, 2019, there were no amounts borrowed or outstanding under the Credit Securities Revolver.

Borrowings under the Credit and Security Agreement will bear interest equal to the three-month LIBOR for the relevant interest period, plus an applicable rate. The applicable rate is 1.70% per annum during the reinvestment period and 2.00% per annum during the amortization period (and, in each case, an additional 2.00% per annum following an event of default under the Credit and Security Agreement). The reinvestment period begins on the Closing Date and concludes on the earlier of (i) the date that is three years after the Closing Date, (ii) the final maturity date and (iii) the date on which the total assets under management of the Company and its wholly-owned subsidiaries is less than $1.25 billion (the “Reinvestment Period”). The final maturity date is the earliest to occur of: (i) the date that the Credit Securities Revolver is paid down and (ii) the second anniversary after the Reinvestment Period concludes.

Maturities

The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt as of December 31, 2019 for each of the five succeeding fiscal years and the period thereafter (in thousands):

Year Ending December 31,	Principal Repayments
2020	$165,678
2021	97,701
2022	913,962
2023	366,155
2024	67,765
Thereafter	—

Total	$1,611,261

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 — SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures for the years ended December 31, 2019, 2018 and 2017 are as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$16,510	$16,518	$16,531
Accrued capital expenditures	$1,165	$557	$192
Interest income capitalized to loans held-for-investment	$8,546	$384	$—
Common stock issued through distribution reinvestment plan	$82,388	$91,764	$101,344
Change in fair value of interest rate swaps	$(14,913)	$3,875	$7,654
Mortgage notes assumed by buyer in real estate disposition	$(205,765)	$—	$—
Supplemental Cash Flow Disclosures:
Interest paid	$97,418	$93,424	$85,140
Cash paid for taxes	$1,218	$1,475	$1,555

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.

Unfunded Commitments

As of December 31, 2019, the Company had $16.2 million of unfunded commitments related to loans held-for-investment. These commitments are not reflected in the accompanying consolidated balance sheet.

Unsettled Broadly Syndicated Loans

As of December 31, 2019, the Company had $126.8 million reserved for settlement of broadly syndicated loan purchases included in cash and cash equivalents in the accompanying consolidated balance sheet, of which $122.9 million settled subsequent to December 31, 2019.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. In addition, the Company may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify the Company against future remediation costs. The Company also carries environmental liability insurance on its properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which the Company may be liable. The Company is not aware

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of any environmental matters which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.

NOTE 11 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred fees and expenses payable to CMFT Management and certain of its affiliates in connection with the acquisition, management and disposition of its assets. On August 20, 2019, the Company and CMFT Management entered into an Amended and Restated Management Agreement (the “Management Agreement”), which amended and restated that certain Advisory Agreement between the parties dated January 24, 2012, as amended (the “Prior Advisory Agreement”). Following the effective date of the Management Agreement, CMFT Management is no longer entitled to receive the advisory fee, acquisition fees, subordinated performance fee, or disposition fees pursuant to the Prior Advisory Agreement, as described below; provided, however, that for the Company’s properties under contract to be sold or specifically identified in a broker agreement as being marketed for sale as of the effective date of the Management Agreement, CMFT Management may be entitled to receive a disposition fee in accordance with the terms of the Prior Advisory Agreement. In addition, CMFT Management generally shall continue to be entitled to reimbursement for costs and expenses to the extent incurred on behalf of the Company in accordance with the Management Agreement; provided, however, that the limits on reimbursement for organization and offering expenses, acquisition expenses and operating expenses as defined and provided in the Prior Advisory Agreement shall no longer be applicable.

Management fees

Pursuant to the Management Agreement, beginning on August 20, 2019, the Company pays CMFT Management a management fee, payable quarterly in arrears, equal to the greater of (a) $250,000 per annum ($62,500 per quarter) and (b) 1.50% per annum (0.375% per quarter) of the Company’s Equity (as defined in the Management Agreement).

Incentive compensation

Pursuant to the Management Agreement, beginning on August 20, 2019, CMFT Management is entitled to receive incentive compensation, payable with respect to each quarter, which is generally equal to the excess of (a) the product of (i) 20% and (ii) the excess of (A) Core Earnings (as defined in the Management Agreement) of the Company for the previous 12-month period, over (B) the product of (1) the Company’s Consolidated Equity (as defined in the Management Agreement) in the previous 12-month period, and (2) 7% per annum, over (b) the sum of any incentive compensation paid to CMFT Management with respect to the first three calendar quarters of such previous 12-month period (or such lesser number of completed calendar quarters preceding the applicable period, if applicable). During the year ended December 31, 2019, no incentive compensation fees were incurred.

Acquisition fees and expenses

Pursuant to the Prior Advisory Agreement, through August 20, 2019, the Company paid CMFT Management or its affiliates acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset the Company acquired; (2) the amount paid in respect of the development, construction or improvement of each asset the Company acquired; (3) the purchase price of any loan the Company acquired; and (4) the principal amount of any loan the Company originated. In addition, the Company reimbursed CMFT Management or its affiliates for acquisition-related expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

otherwise approved by a majority of the Board, including a majority of the Company’s independent directors, as commercially competitive, fair and reasonable to the Company. Other transaction-related expenses, such as advisor reimbursements for disposition activities, are expensed as incurred and are included in transaction-related expenses on the consolidated statements of operations.

Advisory fees and expenses

Pursuant to the Prior Advisory Agreement, through August 20, 2019, the Company paid CMFT Management a monthly advisory fee based upon the Company’s monthly average invested assets, which, effective January 1, 2019, was based on the estimated market value of such assets used to determine the Company’s estimated per share NAV as of December 31, 2018, as discussed in Note 1 — Organization and Business, and for those assets acquired subsequent to December 31, 2018, was based on the purchase price. The monthly advisory fee was equal to the following amounts: (1) an annualized rate of 0.75% paid on the Company’s average invested assets that are between $0 and $2.0 billion; (2) an annualized rate of 0.70% paid on the Company’s average invested assets that are between $2.0 billion and $4.0 billion; and (3) an annualized rate of 0.65% paid on the Company’s average invested assets that are over $4.0 billion.

Operating expenses

The Company reimburses CMFT Management or its affiliates for certain expenses CMFT Management or its affiliates paid or incurred in connection with the services provided to the Company. Through August 20, 2019, such reimbursements were subject to the limitation that the Company would not reimburse CMFT Management or its affiliates for any amount by which the operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeded the greater of: (1) 2.0% of average invested assets, or (2) 25.0% of net income excluding any additions to reserves for depreciation or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Pursuant to the Management Agreement, beginning on August 20, 2019, such limits are no longer applicable. The Company will reimburse CMFT Management or its affiliates for salaries and benefits paid to personnel who provide services to the Company including the Company’s executive officers and any portfolio management, acquisitions or investment professionals.

Disposition fees

Pursuant to the Prior Advisory Agreement, through August 20, 2019, if CMFT Management or its affiliates provided a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more properties (or the Company’s entire portfolio), the Company paid CMFT Management or its affiliates a disposition fee in an amount equal to up to one-half of the real estate or brokerage commission paid by the Company to third parties on the sale of such property, not to exceed 1.0% of the contract price of the property sold; provided, however, in no event would the total disposition fees paid to CMFT Management, its affiliates and unaffiliated third parties exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price. For the Company’s properties under contract to be sold or specifically identified in a broker agreement as being marketed for sale as of August 20, 2019, CMFT Management may be entitled to receive a disposition fee in accordance with the terms of the Prior Advisory Agreement.

Subordinated performance fees

Pursuant to the Prior Advisory Agreement, through August 20, 2019, if the Company was sold or its assets were liquidated, CMFT Management was entitled to receive a subordinated performance fee equal to 15.0% of the net

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sale proceeds remaining after stockholders received, from regular distributions plus special distributions paid from proceeds of such sale, a return of their net capital invested and an 8.0% annual cumulative, non-compounded return. Alternatively through August 20, 2019, if the Company’s shares were listed on a national securities exchange, CMFT Management was entitled to a subordinated performance fee equal to 15.0% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeded the sum of the total amount of capital raised from stockholders and the amount of distributions necessary to generate an 8.0% annual cumulative, non-compounded return to stockholders. As an additional alternative, upon termination of the Prior Advisory Agreement, CMFT Management was entitled to a subordinated performance fee similar to the fee to which CMFT Management would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. During each of the years ended December 31, 2019, 2018 and 2017, no subordinated performance fees were incurred related to any such events.

The Company recorded fees and expense reimbursements as shown in the table below for services provided by CMFT Management or its affiliates related to the services described above during the periods indicated (in thousands):

	Year Ended December 31,
	2019		2018	2017
Management fees and expenses	$16,350	(1)	$—	$—
Acquisition fees and expenses	$2,110		$2,749	$6,532
Disposition fees	$3,967		$478	$—
Advisory fees and expenses	$25,989		$43,399	$44,072
Operating expenses	$3,594		$5,163	$4,494

(1)	Includes advisor reimbursements incurred subject to the Management Agreement.

Of the amounts shown above, $14.5 million and $5.2 million had been incurred, but not yet paid, for services provided by CMFT Management or its affiliates in connection with the acquisition, disposition and operating activities during the years ended December 31, 2019 and 2018, respectively, and such amounts were recorded as liabilities of the Company as of such dates.

Due to Affiliates

As of December 31, 2019 and 2018, $14.5 million and $5.2 million, respectively, had been incurred primarily for management fees, disposition fees and operating expenses by CMFT Management or its affiliates, but had not yet been reimbursed by the Company. These amounts were included in due to affiliates in the consolidated balance sheets for such periods.

NOTE 12 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged and may in the future engage CMFT Management or its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, as well as other administrative responsibilities for the Company including accounting services and stockholder relations. As a result of these relationships, the Company is dependent upon CMFT Management or its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 — STOCKHOLDERS’ EQUITY

As of December 31, 2019, 2018 and 2017, the Company was authorized to issue $600.0 million of shares of common stock under the Secondary DRIP Offering. All shares of such stock have a par value of $0.01 per share. The par value of stockholder proceeds raised from the DRIP Offerings is classified as common stock, with the remainder allocated to capital in excess of par value.

On August 11, 2010, the Company sold 20,000 shares of common stock, at $10.00 per share, to Cole Holdings Corporation (“CHC”). On April 5, 2013, the ownership of such shares was transferred to CREInvestments, LLC, an affiliate of CMFT Management. On February 7, 2014, the ownership of such shares was transferred to VEREIT Operating Partnership, L.P. (“VEREIT OP”), a former affiliated entity of the Company’s sponsor. On February 1, 2018, the ownership of such shares was transferred by VEREIT OP to CMFT Management.

Distribution Reinvestment Plan

Pursuant to the DRIP, the Company allows stockholders to elect to have their distributions reinvested in additional shares of the Company’s common stock at the most recent estimated per share NAV as determined by the Board. The Board may terminate or amend the Secondary DRIP Offering at the Company’s discretion at any time upon ten days’ prior written notice to the stockholders. During the years ended December 31, 2019, 2018 and 2017, approximately 9.3 million, 9.6 million and 10.1 million shares were purchased under the DRIP Offerings for approximately $82.4 million, $91.8 million and $101.3 million, respectively, which were recorded as redeemable common stock on the consolidated balance sheets.

Share Redemption Program

The Company’s share redemption program permits its stockholders to sell their shares back to the Company after they have held them for at least one year, subject to the significant conditions and limitations described below.

The share redemption program provides that the Company will redeem shares of its common stock from requesting stockholders, subject to the terms and conditions of the share redemption program. The Company will limit the number of shares redeemed pursuant to the share redemption program as follows: (1) the Company will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid; and (2) funding for the redemption of shares will be limited, among other things, to the net proceeds the Company receives from the sale of shares under the DRIP Offerings, net of shares redeemed to date. In an effort to accommodate redemption requests throughout the calendar year, the Company intends to limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter, and funding for redemptions for each quarter generally will be limited to the net proceeds the Company receives from the sale of shares in the respective quarter under the DRIP Offerings.

Except for redemptions due to a stockholder’s death, bankruptcy or other exigent circumstances, the redemption price per share will equal the per share value shown on the stockholder’s most recent customer account statement. The redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Company’s common stock if any such event is not already reflected in the per share value shown on the stockholder’s most recent customer account statement. See the discussion of the updated estimated per share NAV of the Company’s common stock effective March 25, 2020 in Note 17 — Subsequent Events.

Upon receipt of a request for redemption, the Company may conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. If the Company cannot purchase all shares presented for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

redemption in any fiscal quarter, based upon insufficient cash available and/or the limit on the number of shares the Company may redeem during any quarter or year, the Company will give priority to the redemption of deceased stockholders’ shares. The Company next will give priority to requests for full redemption of accounts with a balance of 250 shares or less at the time the Company receives the request, in order to reduce the expense of maintaining small accounts. Thereafter, the Company will honor the remaining quarterly redemption requests on a pro rata basis. Following such quarterly redemption period, the unsatisfied portion of the prior redemption request must be resubmitted, prior to the last day of the new quarter. Unfulfilled requests for redemption will not be carried over automatically to subsequent redemption periods.

The Company redeems shares no later than the end of the month following the end of each fiscal quarter. Requests for redemption must be received on or prior to the end of the fiscal quarter in order for the Company to repurchase the shares in the month following the end of that fiscal quarter. The Board may amend, suspend or terminate the share redemption program at any time upon 30 days’ prior written notice to the stockholders. During the years ended December 31, 2019, 2018 and 2017, the Company redeemed approximately 9.5 million, 9.8 million and 10.3 million shares, respectively, under the share redemption program for $84.1 million, $93.8 million and $103.7 million, respectively. During the year ended December 31, 2019, redemption requests relating to approximately 79.1 million shares went unfulfilled.

Distributions Payable and Distribution Policy

The Board authorized a daily distribution, based on 365 days in the calendar year, of $0.001711452 per share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2018 and ending on December 31, 2019. The Board authorized a daily distribution, based on 366 days in the calendar year, of $0.001706776 per share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2020 and ending on March 31, 2020. As of December 31, 2019, the Company had distributions payable of $16.5 million.

Subsequent to December 31, 2019, the Board reaffirmed the declaration and payment of distributions for the month of March 2020 at the rate previously declared on November 5, 2019, which distributions will be paid on or around April 1, 2020. Given the impact of the novel strain of coronavirus (“COVID-19”) outbreak, the Board has decided to defer making a determination as to the amount and timing of distributions for the second quarter of 2020 until such time that the Company has greater visibility into the impact that the COVID-19 outbreak will have on the Company’s tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to the Company’s tenants, the Company’s ability to access the capital markets, and on the United States and worldwide financial markets and economy.

Equity-Based Compensation

On August 10, 2018, the Board approved the adoption of the Company’s 2018 Equity Incentive Plan (the “Plan”), under which 400,000 of the Company’s common shares were reserved for issuance and share awards of approximately 367,500 are available for future grant at December 31, 2019. Under the Plan, the Board or a committee designated by the Board has the authority to grant restricted stock awards or deferred stock awards to non-employee directors of the Company, which will further align such directors’ interests with the interests of the Company’s stockholders. The Board or committee also has the authority to determine the terms of any award granted pursuant to the Plan, including vesting schedules, restrictions and acceleration of any restrictions. The Plan may be amended or terminated by the Board at any time. The Plan expires on August 9, 2028.

As of December 31, 2019, the Company has granted awards of approximately 6,500 restricted shares to each of the independent members of the Board (approximately 32,500 restricted shares in aggregate) under the Plan. As

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of December 31, 2019, 14,000 of the restricted shares had vested based on one year of continuous service. The remaining 18,500 restricted shares issued had not vested or been forfeited as of December 31, 2019. The fair value of the Company’s share awards is determined using the Company’s NAV per share on the date of grant. Compensation expense related to the restricted shares is recognized over the vesting period. The Company recorded compensation expense of $138,000 and $33,000 for the years ended December 31, 2019 and 2018, respectively, related to the restricted shares included in general and administrative expenses in the accompanying consolidated statement of operations. As of December 31, 2019, there was $120,000 of total unrecognized compensation expense related to shares, which will be recognized ratably over the remaining period of service prior to October 2020.

NOTE 14 — INCOME TAXES

For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or nondividend distributions. Nondividend distributions will reduce U.S stockholders’ basis (but not below zero) in their shares. The following table shows the character of the distributions the Company paid on a percentage basis for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
Character of Distributions:	2019	2018	2017
Ordinary dividends	39%	52%	51%
Nondividend distributions	7%	48%	42%
Capital gain distributions	54%	—%	7%

Total	100%	100%	100%

During the years ended December 31, 2019, 2018 and 2017, the Company incurred state and local income and franchise taxes of $1.5 million, $1.4 million, and $1.6 million, respectively, which were recorded in general and administrative expenses in the consolidated statements of operations.

The Company had no unrecognized tax benefits as of or during the years ended December 31, 2019 and 2018. Any interest and penalties related to unrecognized tax benefits would be recognized within the provision for income taxes in the accompanying consolidated statements of operations. The Company files income tax returns in the U.S. federal jurisdiction, as well as various state jurisdictions, and is subject to routine examinations by the respective tax authorities.

NOTE 15 — LEASES

The Company’s real estate assets are leased to tenants under operating leases for which the terms, expirations and extension options vary. The Company’s operating leases do not convey to the lessee the right to purchase the underlying asset upon expiration of the lease period. To determine whether a contract contains a lease, the Company reviews contracts to determine if the agreement conveys the right to control the use of an asset. The Company adopted ASC 842, using the optional alternative transition method and used the effective date as the date of initial application. Consequently, financial information was not updated and the disclosures required under the new standard are not provided for dates and periods before January 1, 2019. The Company elected the “package of practical expedients,” which permits the Company to not reassess under the new standard prior conclusions about lease identification, lease classification and initial direct costs. The Company elected to apply the practical expedient for all of the Company’s leases to account for the lease and non-lease components as a single, combined operating lease component under ASC 842. Non-lease components primarily consist of

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maintenance services, including CAM, real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. Non-lease components are considered to be variable rental and other property income and are recognized in the period incurred.

As of December 31, 2019, the leases had a weighted-average remaining term of 8.6 years. Certain leases include provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other negotiated terms and conditions. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2019, the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, was as follows (in thousands):

Year Ending December 31,	Future Minimum Rental Income
2020	$232,207
2021	219,740
2022	206,813
2023	186,798
2024	162,585
Thereafter	1,051,702

Total	$2,059,845

As previously disclosed in our 2018 Annual Report on Form 10-K and under the previous lease accounting standard, Topic 840, the following table summarizes the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, as of December 31, 2018 (in thousands):

Year Ending December 31,	Future Minimum Rental Income
2019	$352,699
2020	343,991
2021	327,661
2022	311,858
2023	284,510
Thereafter	1,718,650

Total	$3,339,369

A certain amount of the Company’s rental and other property income is from tenants with leases which are subject to contingent rent provisions. These contingent rents are subject to the tenant achieving periodic revenues in excess of specified levels. For the years ended December 31, 2019, 2018 and 2017, the amount of the contingent rent earned by the Company was not significant.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Rental and other property income during years ended December 31, 2019, 2018 and 2017 consisted of the following (in thousands):

	Year Ended December 31,
	2019	2018	2017
Fixed rental and other property income (1)	$342,453	$368,847	$371,139
Variable rental and other property income (2)	50,771	60,789	52,956

Total rental and other property income	$393,224	$429,636	$424,095

(1)

Consists primarily of fixed contractual payments from operating leases with tenants recognized on a straight-line basis over the lease term, including amortization of acquired above- and below-market leases.

(2)	Consists primarily of tenant reimbursements for recoverable real estate taxes and property operating expenses, and percentage rent, net of bad debt expense.

The Company has one property subject to a non-cancelable operating ground lease with a remaining term of 13.7 years. Upon initial adoption of ASC 842, the Company recognized a lease liability (in deferred rental income and other liabilities) and a related ROU asset (in prepaid expenses, derivative assets and other assets) of $2.7 million in the consolidated balance sheets. The lease liability and ROU asset were initially measured at the present value of the future minimum lease payments using a discount rate of 4.3%. This reflects the Company’s incremental borrowing rate, which was calculated based on the interest rate the Company would incur to borrow on a fully collateralized basis over a term similar to the lease.

The Company recognized $250,000 of ground lease expense during the year ended December 31, 2019, of which $242,000 was paid in cash during the period it was recognized. As of December 31, 2019, the Company’s scheduled future minimum rental payments related to its operating ground lease is approximately $250,000 annually for 2020 through 2024, and $2.2 million thereafter through the maturity date of the lease in August 2033.

NOTE 16 — QUARTERLY RESULTS (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2019 and 2018 (in thousands, except for per share amounts). In the opinion of management, the information for the interim periods presented includes all adjustments which are of a normal and recurring nature, necessary to present a fair presentation of the results for each period.

	December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$109,260	$105,529	$105,479	$93,088
Net income	$8,851	$9,006	$2,573	$162,590
Net income attributable to the Company	$8,817	$8,973	$2,541	$162,568
Basic and diluted net income per common share (1)	$0.03	$0.03	$0.01	$0.52

(1)

The Company calculates net income per share based on the weighted-average number of outstanding shares of common stock during the reporting period. The average number of shares fluctuates throughout the year and can therefore produce a full year result that does not agree to the sum of the individual quarters.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$109,503	$107,395	$105,705	$108,673
Net income (loss)	$19,073	$17,825	$14,905	$(14,391)
Net income (loss) attributable to the Company	$19,039	$17,792	$14,872	$(14,425)
Basic and diluted net income (loss) per common share (1)	$0.06	$0.06	$0.05	$(0.05)

(1)

The Company calculates net income (loss) per share based on the weighted-average number of outstanding shares of common stock during the reporting period. The average number of shares fluctuates throughout the year and can therefore produce a full year result that does not agree to the sum of the individual quarters.

NOTE 17 — SUBSEQUENT EVENTS

Subsequent to December 31, 2019, there was a global outbreak of COVID-19. The global and domestic response to the COVID-19 outbreak continues to rapidly evolve. Thus far, certain responses to the COVID-19 outbreak have included mandates from federal, state and/or local authorities that required temporary closure of or imposed limitations on the operations of certain non-essential retailers. The COVID-19 outbreak and associated responses could negatively impact future tenant sales and operations at the Company’s properties, which could result in material impact to the Company’s future results of operations, cash flows and financial condition. The Company is unable to estimate the impact the novel coronavirus will have on its financial results at this time.

Redemption of Shares of Common Stock

Subsequent to December 31, 2019, the Company redeemed approximately 2.3 million shares pursuant to the Company’s share redemption program for $19.5 million (at an average price per share of $8.65). Management, in its discretion, limited the amount of shares redeemed for the three months ended December 31, 2019 to an amount equal to net proceeds the Company received from the sale of shares in the DRIP Offerings during the respective period. The remaining redemption requests received during the three months ended December 31, 2019 totaling approximately 20.6 million shares went unfulfilled.

Property Dispositions

Subsequent to December 31, 2019, the Company disposed of 12 properties for an aggregate gross sales price of $129.0 million, including seven properties disposed of for $26.3 million pursuant to the Purchase and Sales Agreement discussed in Note 4 — Real Estate Assets. The property dispositions resulted in proceeds of $127.0 million after closing costs and disposition fees to CMFT Management or its affiliates and a gain of approximately $13.1 million. The Company has no continuing involvement with these properties.

Notes Payable

Subsequent to December 31, 2019, the Company repaid $97.0 million of mortgage note due to the disposition of the underlying properties.

Broadly Syndicated Loans

Subsequent to December 31, 2019, the Company settled $328.8 million of broadly syndicated loans.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit Securities Revolver

Subsequent to December 31, 2019, the Company received borrowings under the Credit Securities Revolver in an aggregate principal amount of $100.0 million. The Credit Securities Revolver bears interest equal to the three-month LIBOR for the relevant interest period, plus an applicable rate of 1.70% per annum during the Reinvestment Period and 2.00% per annum during the amortization period, as discussed in Note 8 — Credit Facilities and Notes Payable.

Estimated Per Share NAV

On March 25, 2020, the Board established an updated estimated per share NAV of the Company’s common stock as of December 31, 2019, of $7.77 per share. Commencing on March 30, 2020, distributions will be reinvested in shares of the Company’s common stock under the Secondary DRIP Offering at a price of $7.77 per share. Pursuant to the terms of the Company’s share redemption program, commencing on March 30, 2020, the updated estimated per share NAV of $7.77, as of December 31, 2019, will serve as the most recent estimated value for purposes of the share redemption program going forward, until such time as the Board determines a new estimated per share NAV.

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

(in thousands)

	Encumbrances		Initial Costs to Company		Total Adjustment to Basis (b)	Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (e) (f) (g)	Date Acquired	Date Constructed
Description (a)			Land	Buildings, Fixtures and Improvements
Real Estate Held for Investment:
10Box Cost-Plus:
Conway, AR	(h	)	$733	$1,654	$—	$2,387	$118	9/5/2017	1989
Russellville, AR	(h	)	990	1,470	—	2,460	130	3/20/2017	1989
Academy Sports:
Clarksville, TN	(h	)	1,811	6,603	—	8,414	993	6/17/2014	2014
Cookeville, TN	(h	)	—	23,847	73,371	97,218	9,604	9/30/2014	2015
Douglasville, GA	(h	)	1,360	8,593	—	9,953	1,276	6/12/2014	2014
Flowood, MS	(h	)	1,534	7,864	—	9,398	1,251	6/27/2014	2014
Greenville, NC	(h	)	1,968	7,054	—	9,022	633	1/12/2017	2016
McDonough, GA	(h	)	1,846	5,626	—	7,472	891	4/24/2014	2010
Valdosta, GA	$5,838		2,482	5,922	—	8,404	1,167	5/10/2013	2012
Advance Auto:
Mattoon, IL	(h	)	261	1,063	—	1,324	107	12/4/2015	2015
Willmar, MN	(h	)	200	1,279	—	1,479	155	3/25/2015	2014
Albany Square:
Albany, GA	4,600		1,606	7,113	373	9,092	1,382	2/26/2014	2013
Almeda Crossing:
Houston, TX	(h	)	4,738	26,245	(3,163)	27,820	503	8/7/2014	2006
AutoZone:
Sheffield, OH	(h	)	815	—	770	1,585	99	10/15/2014	2014
Bass Pro Shops:
Tallahassee, FL	(h	)	945	5,713	—	6,658	1,028	8/20/2013	2013
Beavercreek Shopping Center:
Beavercreek, OH	—		5,504	25,178	554	31,236	4,419	10/31/2013	2013
Bed Bath & Beyond/La-Z-Boy:
Schaumburg, IL	7,300		4,786	6,149	(1,065)	9,870	219	3/8/2013	1997
Bob Evans:
Akron, OH	(h	)	447	1,537	—	1,984	129	4/28/2017	2007
Anderson, IN	(h	)	912	1,455	—	2,367	124	4/28/2017	1984
Austintown, OH	(h	)	305	1,426	—	1,731	128	4/28/2017	1995
Birch Run, MI	(h	)	733	1,192	—	1,925	105	4/28/2017	2008
Blue Ash, OH	(h	)	628	1,429	—	2,057	139	4/28/2017	1994
Chardon, OH	(h	)	333	682	—	1,015	65	4/28/2017	2003
Chillicothe, OH	(h	)	557	1,524	—	2,081	133	4/28/2017	1998
Columbus, OH	—		523	1,376	—	1,899	124	4/28/2017	2003
Dayton, OH	(h	)	325	1,438	—	1,763	133	4/28/2017	1998
Eldersburg, MD	(h	)	557	876	—	1,433	75	4/28/2017	2000
Florence, KY	(h	)	496	1,876	—	2,372	170	4/28/2017	1991
Holland, MI	(h	)	314	1,367	—	1,681	123	4/28/2017	2004
Huntersville, NC	(h	)	751	657	—	1,408	57	4/28/2017	2008
Hurricane, WV	(h	)	297	1,654	—	1,951	135	4/28/2017	1993
Milford, OH	(h	)	271	1,498	—	1,769	136	4/28/2017	1987
Monroeville, PA	(h	)	1,340	848	—	2,188	70	4/28/2017	1995
Nicholasville, KY	(h	)	731	693	—	1,424	59	4/28/2017	1989
North Canton, OH	(h	)	859	1,393	—	2,252	126	4/28/2017	2006
Ripley, WV	(h	)	269	1,304	—	1,573	114	4/28/2017	1988
Tipp City, OH	(h	)	554	1,120	—	1,674	104	4/28/2017	1989
Warsaw, IN	(h	)	684	1,222	—	1,906	106	4/28/2017	1993

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

	Encumbrances		Initial Costs to Company		Total Adjustment to Basis (b)		Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (e) (f) (g)	Date Acquired	Date Constructed
Description (a)			Land	Buildings, Fixtures and Improvements
Boston Commons:
Springfield, MA	(h	)	$3,101	$7,042	$280		$10,423	$1,085	8/19/2014	2004
Bottom Dollar Grocery:
Ambridge, PA	$—		519	2,985	—		3,504	471	11/5/2013	2012
Bryan Crossing:
Kodak, TN	4,958		863	6,523	(7,386	)(i)	—	—	9/9/2014	2008
Cabela’s:
Acworth, GA	(h	)	4,979	18,775	—		23,754	1,179	9/25/2017	2014
Avon, OH	(h	)	2,755	10,751	—		13,506	686	9/25/2017	2016
La Vista, NE	(h	)	3,260	16,923	—		20,183	1,022	9/25/2017	2006
Sun Prairie, WI	(h	)	3,373	14,058	—		17,431	931	9/25/2017	2015
Caliber Collision Center:
Frisco, TX	(h	)	1,484	2,038	—		3,522	310	9/16/2014	2014
Las Cruces, NM	(h	)	673	1,949	—		2,622	285	3/21/2014	2014
Midwest City, OK	(h	)	259	1,165	—		1,424	177	2/21/2014	2013
Denver, CO	(h	)	855	658	—		1,513	94	6/25/2014	1975
San Antonio, TX	(h	)	622	832	—		1,454	118	6/4/2014	2014
Wylie, TX	(h	)	816	2,690	—		3,506	377	2/10/2015	2014
Camping World:
Pensacola, FL	(h	)	2,152	3,831	(1,307)		4,676	19	4/29/2014	2014
Canton Marketplace:
Canton, GA	32,000		8,310	48,667	(56,977	) (i)	—	—	3/28/2013	2009
Carlisle Crossing:
Carlisle, PA	—		4,491	15,817	14		20,322	2,527	9/18/2014	2006
Chase:
Hanover Township, NJ	(h	)	2,192	—	—		2,192	—	12/18/2013	2012
Chestnut Square:
Brevard, NC	(h	)	425	5,037	(5,462	) (i)	—	—	6/7/2013	2008
Chick-fil-A:
Dickson City, PA	—		1,113	7,946	(7,817)		1,242	194	6/30/2014	2013
Costco:
Tallahassee, FL	5,146		9,497	—	—		9,497	—	12/11/2012	2006
Cottonwood Commons:
Albuquerque, NM	19,250		4,986	28,881	196		34,063	4,928	7/19/2013	2013
Coventry Crossing:
Coventry, RI	6,000		3,462	5,899	(2,291)		7,070	—	9/12/2013	2008
Crosspoint:
Hagerstown, MD	(h	)	12,285	14,359	(1,024)		25,620	2,522	9/30/2014	2000
Crossroads Annex:
Lafayette, LA	(h	)	1,659	7,091	(8,750	) (i)	—	—	12/4/2013	2013
Crossroads Commons:
Plover, WI	(h	)	1,000	4,515	(5,515	) (i)	—	—	12/10/2013	2012
CVS:
Arnold, MO	(h	)	2,043	2,367	—		4,410	368	12/13/2013	2013
Asheville, NC	(h	)	1,108	1,084	—		2,192	220	4/26/2012	1998
Austin, TX	(h	)	1,076	3,475	—		4,551	537	12/13/2013	2013
Bloomington, IN	(h	)	1,620	2,957	—		4,577	460	12/13/2013	2012
Blue Springs, MO	(h	)	395	2,722	—		3,117	423	12/13/2013	2013

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

	Encumbrances		Initial Costs to Company		Total Adjustment to Basis (b)	Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (e) (f) (g)	Date Acquired	Date Constructed
Description (a)			Land	Buildings, Fixtures and Improvements
CVS (continued):
Bridgeton, MO	(h	)	$2,056	$2,362	$—	$4,418	$367	12/13/2013	2013
Charleston, SC	(h	)	869	1,009	—	1,878	205	4/26/2012	1998
Chesapeake, VA	(h	)	1,044	3,053	—	4,097	484	12/13/2013	2013
Chicago, IL	(h	)	1,832	4,255	—	6,087	722	3/20/2013	2008
Cicero, IN	(h	)	487	3,099	—	3,586	481	12/13/2013	2013
Corpus Christi, TX	(h	)	648	2,557	—	3,205	501	4/19/2012	1998
Danville, IN	(h	)	424	2,105	76	2,605	312	7/16/2014	1998
Eminence, KY	(h	)	872	2,511	—	3,383	385	12/13/2013	2013
Goose Creek, SC	(h	)	1,022	1,980	—	3,002	305	12/13/2013	2013
Greenwood, IN	(h	)	912	3,549	61	4,522	580	7/11/2013	1999
Hanover Township, NJ	(h	)	4,746	—	—	4,746	—	12/18/2013	2012
Hazlet, NJ	(h	)	3,047	3,610	—	6,657	558	12/13/2013	2013
Honesdale, PA	(h	)	1,206	3,342	—	4,548	532	12/13/2013	2013
Independence, MO	(h	)	359	2,242	—	2,601	349	12/13/2013	2013
Indianapolis, IN	(h	)	1,110	2,484	—	3,594	386	12/13/2013	2013
Irving, TX	(h	)	745	3,034	—	3,779	562	10/5/2012	2000
Janesville, WI	(h	)	736	2,545	—	3,281	395	12/13/2013	2013
Katy, TX	(h	)	1,149	2,462	—	3,611	374	12/13/2013	2013
Lincoln, NE	(h	)	2,534	3,014	—	5,548	467	12/13/2013	2013
London, KY	(h	)	1,445	2,661	—	4,106	431	9/10/2013	2013
Middletown, NY	(h	)	665	5,483	—	6,148	840	12/13/2013	2013
North Wilkesboro, NC	(h	)	332	2,369	73	2,774	373	10/25/2013	1999
Poplar Bluff, MO	(h	)	1,861	2,211	—	4,072	345	12/13/2013	2013
Salem, NH	(h	)	3,456	2,351	—	5,807	362	11/18/2013	2013
San Antonio, TX	(h	)	1,893	1,848	—	3,741	291	12/13/2013	2013
Sand Springs, OK	(h	)	1,765	2,283	—	4,048	357	12/13/2013	2013
Santa Fe, NM	(h	)	2,243	4,619	—	6,862	706	12/13/2013	2013
Sedalia, MO	(h	)	466	2,318	—	2,784	361	12/13/2013	2013
St. John, MO	(h	)	1,546	2,601	—	4,147	404	12/13/2013	2013
Temple Hills, MD	(h	)	1,817	2,989	—	4,806	476	9/30/2013	2001
Vineland, NJ	(h	)	813	2,926	—	3,739	469	12/13/2013	2010
Waynesboro, VA	(h	)	986	2,708	—	3,694	421	12/13/2013	2013
West Monroe, LA	(h	)	1,738	2,136	—	3,874	334	12/13/2013	2013
Darien Towne Center:
Darien, IL	(h	)	6,718	11,951	915	19,584	2,713	12/17/2013	1994
Decatur Commons:
Decatur, AL	$7,000		2,478	9,333	861	12,672	1,773	7/10/2013	2004
Dick’s PetSmart Center:
Oshkosh, WI	(h	)	1,445	6,599	(1,667)	6,377	—	9/23/2016	2015
Dick’s Sporting Goods:
Oklahoma City, OK	5,858		685	10,587	—	11,272	2,077	12/31/2012	2012
Dollar General:
Akron, OH	(h	)	112	1,099	—	1,211	190	11/1/2013	2013
Buffalo, NY	(h	)	122	1,099	—	1,221	148	12/5/2014	2014
Columbus, OH	(h	)	279	1,248	—	1,527	216	11/7/2013	2013
Des Moines, IA	(h	)	166	943	—	1,109	162	8/9/2013	2012
Houston, TX	(h	)	255	1,393	—	1,648	223	10/18/2013	2013

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

	Encumbrances		Initial Costs to Company		Total Adjustment to Basis (b)		Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (e) (f) (g)	Date Acquired	Date Constructed
Description (a)			Land	Buildings, Fixtures and Improvements
Dollar General (continued):
Kansas City, MO	(h	)	$283	$1,068	$—		$1,351	$178	10/18/2013	2013
Kansas City, MO	(h	)	233	1,054	—		1,287	174	11/1/2013	2013
Lamesa, TX	(h	)	75	803	(878	)(i)	—	—	7/31/2014	2014
Lansing, MI	(h	)	232	939	—		1,171	133	6/25/2014	2014
Leicester, NC	(h	)	134	800	(934	)(i)	—	—	6/17/2013	2013
Mission, TX	(h	)	182	858	—		1,040	123	9/5/2014	2014
Mobile, AL	(h	)	410	1,059	—		1,469	190	6/17/2013	2013
Nashville, MI	(h	)	103	1,255	(1,358	)(i)	—	—	1/24/2014	2013
Parchment, MI	(h	)	168	1,162	—		1,330	164	6/25/2014	2014
Pueblo, CO	(h	)	144	909	—		1,053	163	1/4/2013	2012
Ravenna, MI	(h	)	199	958	(1,157	)(i)	—	—	1/24/2014	2013
Romulus, MI	(h	)	274	1,171	—		1,445	174	3/7/2014	2013
Russell, KS	(h	)	54	899	(953	)(i)	—	—	8/5/2014	2014
Shelby, MI	(h	)	128	1,033	(1,161	)(i)	—	—	1/24/2014	2013
Spring, TX	(h	)	277	1,132	—		1,409	183	9/30/2013	2013
Springfield, IL	(h	)	205	934	—		1,139	129	9/17/2014	2014
St. Louis, MO	(h	)	229	1,102	—		1,331	178	12/31/2013	2013
St. Louis, MO	(h	)	240	1,118	—		1,358	178	1/15/2014	2013
Weslaco, TX	(h	)	141	848	—		989	121	9/5/2014	2014
East Manchester Village Center:
Manchester, PA	$8,300		2,517	12,672	233		15,422	2,117	12/19/2013	2009
East West Commons:
Austell, GA	13,000		10,094	16,034	3,943		30,071	2,822	9/30/2014	2002
Evergreen Marketplace:
Evergreen Park, IL	(h	)	2,823	6,239	—		9,062	1,283	9/6/2013	2013
Family Dollar:
Adelanto, GA	(h	)	463	1,711	—		2,174	230	11/14/2014	2014
Bessemer, AL	(h	)	201	1,043	—		1,244	168	12/27/2013	2013
Birmingham, AL	(h	)	500	831	—		1,331	136	12/27/2013	2013
Brooksville, FL	(h	)	206	791	—		997	129	12/18/2013	2013
Cathedral City, CA	(h	)	658	1,908	—		2,566	265	9/19/2014	2014
Cheyenne, WY	(h	)	148	986	—		1,134	150	4/23/2014	2014
Coachella, CA	(h	)	450	1,634	—		2,084	251	2/19/2014	2013
Empire, CA	(h	)	239	1,527	—		1,766	221	6/27/2014	2014
Ft. Lauderdale, FL	(h	)	443	1,361	—		1,804	210	12/18/2013	2013
Fresno, CA	(h	)	488	1,553	—		2,041	241	2/19/2014	2013
Holtville, CA	(h	)	317	1,609	—		1,926	247	2/19/2014	2013
Indio, CA	(h	)	393	1,636	—		2,029	236	6/25/2014	2014
Irvington, AL	(h	)	217	814	—		1,031	135	12/27/2013	2013
Jay, FL	(h	)	190	1,002	—		1,192	167	2/25/2014	2013
Jonesboro, GA	(h	)	297	1,098	—		1,395	173	2/14/2014	2013
Kissimmee, FL	(h	)	622	1,226	—		1,848	178	8/27/2014	2014
LaBelle, FL	(h	)	268	1,037	—		1,305	170	2/28/2014	2014
Lake Elsinor, CA	(h	)	417	1,682	—		2,099	254	3/3/2014	2013
Lakeland, FL	(h	)	353	937	—		1,290	141	6/30/2014	2014
Little Rock, CA	(h	)	499	1,730	—		2,229	221	2/19/2015	2014
Melbourne, FL	(h	)	362	883	—		1,245	139	2/28/2014	2014

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

	Encumbrances		Initial Costs to Company		Total Adjustment to Basis (b)		Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (e) (f) (g)	Date Acquired	Date Constructed
Description (a)			Land	Buildings, Fixtures and Improvements
Family Dollar (continued):
Oshkosh, WI	(h	)	$361	$815	$—		$1,176	$129	2/25/2014	2013
Palmdale, CA	(h	)	372	1,822	—		2,194	227	3/30/2015	2014
Pensacola, FL	(h	)	509	791	—		1,300	125	3/27/2014	2014
Pine Lake, GA	(h	)	639	897	—		1,536	132	8/26/2014	2014
Riverside, CA	(h	)	736	1,558	—		2,294	233	4/4/2014	2014
San Jacinto, CA	(h	)	430	1,682	—		2,112	239	7/18/2014	2014
Statesboro, GA	(h	)	347	800	—		1,147	129	2/14/2014	2013
Stockton, CA	(h	)	202	1,817	—		2,019	250	9/19/2014	2014
Taft, CA	(h	)	255	1,422	—		1,677	238	8/23/2013	2013
Tampa, FL	(h	)	563	737	—		1,300	121	12/18/2013	2013
Tampa, FL	(h	)	482	920	—		1,402	149	12/18/2013	2013
Terra Bella, CA	(h	)	332	1,394	—		1,726	215	2/19/2014	2013
Tuscaloosa, AL	(h	)	534	817	—		1,351	135	12/27/2013	2013
Flower Foods:
Orlando, FL	(h	)	418	387	—		805	54	9/11/2014	2013
Waldorf, MD	(h	)	398	1,045	—		1,443	163	9/11/2014	2013
Food 4 Less:
Atwater, CA	(h	)	1,383	5,271	—		6,654	919	11/27/2013	2002
Fountain Square:
Brookfield, WI	(h	)	6,508	28,634	25		35,167	2,760	1/17/2017	2006
Fourth Creek Landing:
Statesville, NC	(h	)	1,375	7,795	—		9,170	1,809	3/26/2013	2012
Fresenius Medical Care:
West Plains, MI	(h	)	557	3,097	—		3,654	439	7/2/2014	2014
Fresh Market Center:
Glen Ellyn, IL	$4,750		2,767	6,403	(3,493)		5,677	26	9/30/2014	2014
Fresh Thyme:
Indianapolis, IN	(h	)	1,087	6,019	—		7,106	914	10/31/2014	2014
Northville, MI	(h	)	1,598	7,796	—		9,394	877	12/21/2015	2015
Fresh Thyme & DSW:
Fort Wayne, IN	(h	)	1,740	4,153	612		6,505	693	9/30/2014	1985
Giant Eagle:
Seven Fields, PA	7,530		1,574	13,659	—		15,233	1,991	5/7/2014	2005
Harbor Town Center:
Manitowoc, WI	9,750		3,568	13,209	(1,799)		14,978	436	4/24/2015	2005
Haverty Furniture:
Midland, TX	(h	)	709	1,294	—		2,003	332	8/7/2013	2012
HEB Center:
Waxahachie, TX	7,000		3,465	7,952	273		11,690	1,609	6/27/2012	1997
Hickory Flat Commons:
Canton, GA	9,850		4,482	13,174	164		17,820	2,574	12/18/2012	2008
Hobby Lobby:
Lewisville, TX	(h	)	2,184	8,977	—		11,161	1,511	11/26/2013	2013
Home Depot:
Lincoln, NE	(h	)	6,339	5,937	—		12,276	673	10/22/2015	1993
North Canton, OH	7,234		2,203	12,012	360		14,575	2,288	12/20/2012	1998
Plainwell, MI	(h	)	521	11,905	(12,426	) (i)	—	—	5/16/2013	2002

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

	Encumbrances		Initial Costs to Company		Total Adjustment to Basis (b)		Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (e) (f) (g)	Date Acquired	Date Constructed
Description (a)			Land	Buildings, Fixtures and Improvements
Inglewood Plaza:
Inglewood, CA	$12,700		$9,880	$14,099	$(23,979	) (i)	$—	$—	9/12/2014	2008
Jewel-Osco
Plainfield, IL	(h	)	—	—	11,151		11,151	306	11/14/2018	2001
Kirklands:
Dothan, AL	(h	)	486	946	—		1,432	178	8/5/2014	2014
Kohl’s:
Chartlottesville, VA	8,745		3,929	12,280	—		16,209	1,739	7/28/2014	2011
Easton, MD	(h	)	2,962	2,661	—		5,623	269	12/2/2015	1992
Kroger:
Shelton, WA	(h	)	1,180	11,040	—		12,220	1,830	4/30/2014	1994
Whitehall, OH	4,066		581	6,628	224		7,433	1,167	12/16/2013	1994
Kum & Go:
Conway, AR	(h	)	510	2,577	—		3,087	363	6/13/2014	2014
LA Fitness:
Bloomfield Township, MI	(h	)	2,287	10,075	—		12,362	1,857	6/21/2013	2008
Columbus, OH	(h	)	1,013	6,734	—		7,747	873	4/29/2015	2014
Garland, TX	(h	)	2,005	6,861	—		8,866	1,086	12/20/2013	2013
Houston, TX	(h	)	5,764	5,994	—		11,758	1,002	9/30/2013	2013
New Lenox, IL	(h	)	1,965	6,257	—		8,222	660	12/21/2015	2015
Riverside, CA	(h	)	2,557	9,951	—		12,508	1,708	8/2/2013	2010
Lafayette Pavilions:
Lafayette, IN	(h	)	7,632	42,497	(50,129	) (i)	—	—	2/6/2015	2006
Logan’s Roadhouse:
Lancaster, TX	(h	)	1,203	1,620	—		2,823	317	10/23/2012	2011
Sanford, FL	(h	)	1,031	1,807	—		2,838	355	10/23/2012	1999
Troy, OH	(h	)	992	1,577	(1,383)		1,186	67	10/23/2012	2011
Lord Salisbury Center:
Salisbury, MD	(h	)	6,949	12,179	(19,128	) (i)	—	—	3/11/2016	2005
Lowe’s:
Adrian, MI	(h	)	2,604	5,036	30		7,670	1,098	9/27/2013	1996
Alpharetta, GA	12,300		7,979	9,630	403		18,012	1,305	5/29/2015	1998
Asheboro, NC	(h	)	1,098	6,722	—		7,820	1,005	6/23/2014	1994
Cincinnati, OH	(h	)	14,092	—	—		14,092	—	2/10/2014	2001
Columbia, SC	5,964		3,943	6,353	750		11,046	1,263	9/12/2013	1994
Covington, LA	5,648		10,233	—	—		10,233	—	8/20/2014	2002
Lilburn, GA	12,500		8,817	9,380	385		18,582	1,264	5/29/2015	1999
Mansfield, OH	(h	)	873	8,256	26		9,155	1,262	6/12/2014	1992
Marietta, GA	11,000		7,471	8,404	392		16,267	1,150	5/29/2015	1997
Oxford, AL	(h	)	1,668	7,622	369		9,659	1,564	6/28/2013	1999
Tuscaloosa, AL	(h	)	4,908	4,786	9		9,703	849	10/29/2013	1993
Woodstock, GA	11,200		7,316	8,879	392		16,587	1,213	5/29/2015	1997
Zanesville, OH	(h	)	2,161	8,375	297		10,833	1,392	12/11/2013	1995
Market Heights Shopping Center:
Harker Heights, TX	47,000		12,888	64,105	(76,993	) (i)	—	—	11/25/2013	2012
Marketplace at the Lakes:
West Covina, CA	—		10,020	8,664	(18,684	) (i)	—	—	9/30/2013	1994
Mattress Firm:
Ashtabula, OH	(h	)	301	1,965	—		2,266	215	3/23/2016	2015

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

	Encumbrances		Initial Costs to Company		Total Adjustment to Basis (b)		Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (e) (f) (g)	Date Acquired	Date Constructed
Description (a)			Land	Buildings, Fixtures and Improvements
Mattress Firm & Aspen Dental:
Vienna, WV	$—		$774	$2,466	$—		$3,240	$439	9/15/2014	2014
Mattress Firm & Five Guys:
Muskegon, MI	(h	)	813	1,766	(284)		2,295	—	8/29/2014	2014
McAlister’s Deli:
Lawton, OK	(h	)	805	1,057	—		1,862	165	5/1/2014	2013
McGowin Park:
Mobile, AL	42,765		2,243	69,357	—		71,600	5,984	4/26/2017	2016
Melody Mountain:
Ashland, KY	7,376		1,286	9,879	(1,875)		9,290	—	9/1/2015	2013
Merchants Tire & Auto:
Wake Forest, NC	(h	)	782	1,730	—		2,512	195	9/1/2015	2005
Mister Car Wash:
Athens, AL	(h	)	383	1,150	—		1,533	76	9/12/2017	2008
Decatur, AL	(h	)	257	559	—		816	40	9/12/2017	2005
Decatur, AL	(h	)	486	1,253	—		1,739	95	9/12/2017	2014
Decatur, AL	(h	)	359	1,152	—		1,511	86	9/12/2017	2007
Hartselle, AL	(h	)	360	569	—		929	42	9/12/2017	2007
Madison, AL	(h	)	562	1,139	—		1,701	88	9/12/2017	2012
Morganton Heights:
Morganton, NC	22,800		7,032	29,763	30		36,825	5,295	4/29/2015	2013
National Tire & Battery:
Cedar Hill, TX	(h	)	469	1,951	—		2,420	352	12/18/2012	2006
Cypress, TX	(h	)	910	2,224	—		3,134	269	9/1/2015	2005
Flower Mound, TX	(h	)	779	2,449	—		3,228	285	9/1/2015	2005
Fort Worth, TX	(h	)	936	1,234	—		2,170	209	8/23/2013	2005
Fort Worth, TX	(h	)	730	2,309	—		3,039	268	9/1/2015	2005
Frisco, TX	(h	)	844	1,608	—		2,452	271	8/23/2013	2007
Montgomery, IL	(h	)	516	2,494	—		3,010	452	1/15/2013	2007
North Richland Hills, TX	(h	)	513	2,579	—		3,092	308	9/1/2015	2005
Pasadena, TX	(h	)	908	2,307	—		3,215	279	9/1/2015	2005
Pearland, TX	(h	)	1,016	2,040	—		3,056	242	9/1/2015	2005
Plano, TX	(h	)	1,292	2,197	—		3,489	260	9/1/2015	2005
Tomball, TX	(h	)	838	2,229	—		3,067	262	9/1/2015	2005
Natural Grocers:
Idaho Falls, ID	(h	)	833	2,316	—		3,149	361	2/14/2014	2013
Nordstrom Rack:
Tampa, FL	6,880		3,371	6,402	242		10,015	1,543	4/16/2012	2010
North Logan Commons:
Loganville, GA	—		4,535	11,826	28		16,389	1,577	9/22/2016	2009
O’Reilly Auto Parts:
Clayton, GA	(h	)	501	945	—		1,446	97	1/29/2016	2015
Owensboro Towne Center:
Owensboro, KY	14,027		3,807	16,259	788		20,854	1,968	1/12/2016	1996
Park Place:
Enterprise, AL	(h	)	931	8,595	(9,526	) (i)	—	—	8/30/2013	2012
Parkway Centre South:
Grove City, OH	14,250		7,027	18,223	(2,843)		22,407	579	7/15/2016	2005

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

	Encumbrances		Initial Costs to Company		Total Adjustment to Basis (b)		Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (e) (f) (g)	Date Acquired	Date Constructed
Description (a)			Land	Buildings, Fixtures and Improvements
Pecanland Plaza:
Monroe, LA	(h	)	$2,206	$18,957	$(21,163	) (i)	$—	$—	10/13/2015	2008
PetSmart:
Wilkesboro, NC	(h	)	447	1,710	—		2,157	356	4/13/2012	2011
PetSmart/Old Navy:
Reynoldsburg, OH	$3,658		1,295	4,077	—		5,372	859	12/14/2012	2012
Pick ’n Save:
Pewaukee, WI	(h	)	1,323	6,761	257		8,341	1,101	8/13/2014	1999
Sheboygan, WI	(h	)	2,003	10,695	—		12,698	2,059	9/6/2012	2012
South Milwaukee, WI	(h	)	1,126	5,706	—		6,832	908	11/6/2013	2005
Plainfield Plaza:
Plainfield, IL	(h	)	3,167	14,788	(2,385)		15,570	359	12/3/2015	2002
Plaza San Mateo:
Albuquerque, NM	—		2,867	11,582	(4,018)		10,431	54	5/2/2014	2014
Popeyes:
Independence, MO	(h	)	333	680	—		1,013	98	6/27/2014	2005
Poplar Springs Plaza:
Duncan, SC	5,000		1,862	5,277	478		7,617	1,097	5/24/2013	1995
Raising Cane’s:
Phoenix, AZ	(h	)	761	1,972	(2,733	) (i)	—	—	3/28/2014	2011
Rolling Acres Plaza:
Lady Lake, FL	21,930		7,540	26,839	(4,093)		30,286	644	9/1/2016	2005
Ross:
Fort Worth, TX	—		—	—	—		—	—	10/4/2012	1977
Rushmore Crossing:
Rapid City, SD	22,568		7,066	33,019	(40,085	) (i)	—	—	1/2/2014	2012
Rapid City, SD	(h	)	883	4,128	(5,011	) (i)	—	—	1/2/2014	2012
Sherwin-Williams:
Macon, GA	(h	)	59	659	—		718	81	4/16/2015	2015
Shippensburg Market Place:
Shippensburg, PA	(h	)	1,917	9,263	(3,530)		7,650	—	9/18/2014	2002
Shoppes at Stroud:
Stroud Township, PA	(h	)	3,754	22,614	(2,220)		24,148	576	10/29/2014	2007
Southwest Plaza:
Springfield, IL	(h	)	2,992	48,935	(23,580)		28,347	564	9/18/2014	2003
Spinx:
Simpsonville, SC	(h	)	591	969	—		1,560	170	1/24/2013	2012
Springfield Commons:
Springfield, OH	11,250		3,745	15,049	187		18,981	2,088	5/5/2015	1995
Sprouts:
Bixby, OK	(h	)	1,320	7,117	—		8,437	1,184	7/26/2013	2013
Stoneridge Village:
Jefferson City, MO	6,500		1,830	9,351	—		11,181	1,606	6/30/2014	2012
Summerfield Crossing:
Riverview, FL	7,310		6,130	6,753	(1,159)		11,724	175	7/12/2013	2013
Sunbelt Rentals:
Canton, OH	(h	)	147	1,679	—		1,826	357	10/24/2013	2013

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

	Encumbrances		Initial Costs to Company		Total Adjustment to Basis (b)		Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (e) (f) (g)	Date Acquired	Date Constructed
Description (a)			Land	Buildings, Fixtures and Improvements
Sunoco:
Palm Beach Gardens, FL	(h	)	$1,050	$2,667	$—		$3,717	$448	4/12/2013	2009
Palm City, FL	(h	)	667	1,698	—		2,365	286	4/12/2013	2011
Palm Springs, FL	(h	)	580	1,907	—		2,487	321	4/12/2013	2011
Sebastian, FL	(h	)	490	2,128	—		2,618	358	4/12/2013	2009
Titusville, FL	(h	)	626	2,534	—		3,160	426	4/12/2013	2009
Sutters Creek:
Rocky Mount, NC	(h	)	1,458	2,616	283		4,357	517	1/31/2014	2012
Target Center:
Columbia, SC	$5,450		3,234	7,297	(710)		9,821	187	3/31/2014	2012
Terrell Mill Village:
Marietta, GA	7,500		3,079	11,185	(14,264	) (i)	—	—	1/31/2014	2012
TGI Friday’s:
Chesapeake, VA	(h	)	1,217	1,388	—		2,605	205	6/27/2014	2003
Wilmington, DE	(h	)	1,685	969	—		2,654	146	6/27/2014	1991
The Center at Hobbs Brook:
Sturbridge, MA	21,500		11,241	29,152	928		41,321	3,643	6/29/2016	1999
The Market at Clifty Crossing:
Columbus, IN	(h	)	2,669	16,308	113		19,090	4,049	10/31/2014	1989
The Market at Polaris:
Columbus, OH	(h	)	11,828	41,702	(32,758)		20,772	460	12/6/2013	2005
The Marquis:
Williamsburg, VA	8,556		2,615	11,406	—		14,021	2,294	9/21/2012	2007
The Plant:
San Jose, CA	123,000		67,596	108,203	450		176,249	21,309	4/15/2013	2008
The Ridge at Turtle Creek:
Hattiesburg, MS	9,900		2,749	12,434	(3,482)		11,701	—	2/27/2015	2011
Bluffton, SC	(h	)	645	1,688	—		2,333	191	9/1/2015	2005
Summerville, SC	(h	)	1,208	1,233	—		2,441	144	9/1/2015	2005
Tarpon Springs, FL	(h	)	427	1,458	(1,885	) (i)	—	—	11/30/2012	2003
Tire Kingdom & Starbucks:
Mount Pleasant, SC	2,400		1,291	3,149	(502)		3,938	76	9/1/2015	2005
Tractor Supply:
Ashland, VA	(h	)	500	2,696	—		3,196	438	11/22/2013	2013
Augusta, KS	(h	)	407	2,315	—		2,722	368	1/10/2014	2013
Cambridge, MN	(h	)	807	1,272	28		2,107	298	5/14/2012	2012
Canon City, CO	(h	)	597	2,527	—		3,124	450	11/30/2012	2012
Fortuna, CA	(h	)	568	3,819	—		4,387	572	6/27/2014	2014
Lumberton, NC	(h	)	611	2,007	—		2,618	380	5/24/2013	2013
Marion, IN	(h	)	1,536	1,099	—		2,635	189	2/19/2014	2004
Monticello, FL	(h	)	448	1,916	—		2,364	360	6/20/2013	2013
South Hill, VA	(h	)	630	2,179	—		2,809	386	6/24/2013	2011
Weaverville, NC	(h	)	867	3,138	—		4,005	538	9/13/2013	2006
Woodward, OK	(h	)	446	1,973	—		2,419	346	11/19/2013	2013
Trader Joe’s:
Asheville, NC	(h	)	2,770	3,766	—		6,536	641	10/22/2013	2013
Columbia, SC	(h	)	2,308	2,597	—		4,905	518	3/28/2013	2012
Wilmington, NC	(h	)	2,016	2,519	—		4,535	546	6/27/2013	2012

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

	Encumbrances		Initial Costs to Company		Total Adjustment to Basis (b)		Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (e) (f) (g)	Date Acquired	Date Constructed
Description (a)			Land	Buildings, Fixtures and Improvements
Turfway Crossing:
Florence, KY	$8,480		$2,261	$10,323	$418		$13,002	$1,850	5/27/2014	2002
Ulta Salon:
Albany, GA	(h	)	441	1,757	—		2,198	266	5/8/2014	2013
Greeley, CO	(h	)	596	2,035	—		2,631	260	3/31/2015	2014
United Oil:
Bellflower, CA	(h	)	1,246	788	—		2,034	105	9/30/2014	2001
Brea, CA	(h	)	2,393	658	—		3,051	87	9/30/2014	1984
El Cajon, CA	(h	)	1,533	568	—		2,101	76	9/30/2014	2008
El Cajon, CA	(h	)	1,225	368	—		1,593	49	9/30/2014	2000
El Monte, CA	(h	)	766	510	—		1,276	68	9/30/2014	1994
Escondido, CA	(h	)	3,514	1,062	—		4,576	141	9/30/2014	2002
Glendale, CA	(h	)	4,871	795	—		5,666	106	9/30/2014	1999
Inglewood, CA	(h	)	1,809	878	—		2,687	117	9/30/2014	1997
La Habra, CA	(h	)	1,971	571	—		2,542	76	9/30/2014	2000
Lawndale, CA	(h	)	1,462	862	—		2,324	115	9/30/2014	2001
Long Beach, CA	(h	)	2,778	883	—		3,661	117	9/30/2014	1972
Los Angeles, CA	(h	)	2,334	717	—		3,051	95	9/30/2014	2002
Los Angeles, CA	(h	)	3,552	1,242	—		4,794	165	9/30/2014	2002
Los Angeles, CA	(h	)	2,745	669	—		3,414	89	9/30/2014	1998
Los Angeles, CA	(h	)	3,930	428	—		4,358	57	9/30/2014	2005
Los Angeles, CA	(h	)	1,927	1,484	—		3,411	197	9/30/2014	2007
Los Angeles, CA	(h	)	2,182	701	—		2,883	93	9/30/2014	1964
Madera, CA	—		1,500	3,804	—		5,304	83	9/27/2019	2018
Norco, CA	(h	)	1,852	1,489	—		3,341	198	9/30/2014	1995
Poway, CA	(h	)	3,072	705	—		3,777	94	9/30/2014	1960
San Diego, CA	(h	)	2,977	1,448	—		4,425	192	9/30/2014	1984
San Diego, CA	(h	)	1,877	883	—		2,760	117	9/30/2014	2006
San Diego, CA	(h	)	1,824	382	—		2,206	51	9/30/2014	2006
Santa Clarita, CA	(h	)	4,787	733	—		5,520	97	9/30/2014	2001
Sun City, CA	(h	)	1,136	1,421	—		2,557	189	9/30/2014	1984
Vista, CA	(h	)	2,063	334	—		2,397	44	9/30/2014	1986
Vista, CA	(h	)	2,028	418	—		2,446	56	9/30/2014	2010
Whittier, CA	(h	)	1,629	985	—		2,614	131	9/30/2014	1997
University Marketplace:
Marion, IN	—		850	6,722	(1,993	) (i)	5,579	1,099	3/22/2013	2012
Urban Air Adventure Park:
Waukesha, WI	(h	)	3,408	12,918	—		16,326	1,728	9/29/2014	2007
Vacant:
Appleton, WI	(h	)	895	1,026	—		1,921	128	11/18/2015	2015
Ballard, UT	(h	)	334	2,865	(1,392)		1,807	10	3/4/2016	2015
Broken Bow, NE	(h	)	244	1,733	—		1,977	282	6/19/2014	2007
Cherokee, IA	(h	)	217	3,326	(1,911)		1,632	9	12/23/2015	2015
Cokato, MN	(h	)	358	3,229	(1,768)		1,819	—	12/23/2015	2015
Danville, VA	(h	)	274	1,514	(1,062)		726	18	4/29/2014	2014
Georgetown, KY	—		1,048	1,452	(2,500	) (i)	—	—	6/11/2014	2004
Greenville, SC	(h	)	672	1,737	(1,406)		1,003	39	6/27/2014	2004
Nampa, ID	(h	)	449	2,213	(1,482)		1,180	6	3/31/2014	1972

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

	Encumbrances		Initial Costs to Company		Total Adjustment to Basis (b)		Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (e) (f) (g)	Date Acquired	Date Constructed
Description (a)			Land	Buildings, Fixtures and Improvements
Vacant (continued):
St. Louis, MO	$—		$1,254	$3,354	$(4,608	) (i)	$—	$—	3/28/2014	1988
Valentine, NE	(h	)	395	3,549	(2,403)		1,541	10	6/30/2014	2014
Ventura Place:
Albuquerque, NM	(h	)	5,203	7,998	(5,065)		8,136	34	4/29/2015	2008
Village at Hereford Farms:
Grovetown, GA	—		1,222	5,912	(7,134	) (i)	—	—	9/26/2014	2009
Wal-Mart:
Anderson, SC	(h	)	2,424	9,719	—		12,143	1,007	11/5/2015	2015
Florence, SC	(h	)	2,013	9,225	—		11,238	951	11/5/2015	2015
Perry, GA	7,095		2,270	11,053	—		13,323	2,051	6/4/2013	1999
Summerville, SC	4,300		2,410	2,098	—		4,508	252	9/18/2015	2015
Tallahassee, FL	8,157		14,823	—	—		14,823	—	12/11/2012	2008
York, SC	(h	)	1,913	11,410	—		13,323	2,103	6/4/2013	1998
Walgreens:
Austintown, OH	(h	)	637	4,173	—		4,810	673	8/19/2013	2002
Chicopee, MA	3,894		2,094	4,945	—		7,039	648	10/23/2014	2008
Connelly Springs, NC	(h	)	1,349	3,628	—		4,977	600	8/27/2013	2012
Danville, VA	(h	)	989	4,547	—		5,536	857	12/24/2012	2012
Dearborn Heights, MI	(h	)	2,236	3,411	—		5,647	569	7/9/2013	2008
East Chicago, IN	(h	)	331	5,242	—		5,573	707	8/8/2014	2005
Fort Madison, IA	(h	)	514	3,723	—		4,237	604	9/20/2013	2008
Hickory, NC	(h	)	1,100	4,241	—		5,341	757	2/28/2013	2009
Huntsville, AL	3,273		1,931	2,457	97		4,485	463	3/15/2013	2001
Kannapolis, NC	3,966		1,480	5,031	—		6,511	847	6/12/2013	2012
Las Vegas, NV	(h	)	2,325	3,262	70		5,657	539	9/26/2013	1999
Lawton, OK	(h	)	860	2,539	106		3,505	426	7/3/2013	1998
Little Rock, AR	(h	)	548	4,676	—		5,224	650	6/30/2014	2011
Lubbock, TX	(h	)	565	3,257	103		3,925	603	10/11/2012	2000
Lubbock, TX	(h	)	531	2,951	102		3,584	542	10/11/2012	1998
Metropolis, IL	(h	)	284	4,991	—		5,275	673	8/8/2014	2009
Mobile, AL	(h	)	1,603	3,161	—		4,764	508	11/7/2013	2013
Pine Bluff, AR	(h	)	248	5,229	—		5,477	848	9/17/2013	2012
Sacramento, CA	(h	)	324	2,669	—		2,993	388	6/30/2014	2008
Springfield, IL	(h	)	830	3,619	—		4,449	710	5/14/2012	2007
Suffolk, VA	(h	)	1,261	3,461	—		4,722	713	5/14/2012	2007
Sun City, AZ	(h	)	837	2,484	245		3,566	379	5/6/2014	2000
Tarboro, NC	(h	)	755	3,634	—		4,389	501	8/22/2014	2014
Walgreens/KeyBank:
Newburgh, NY	5,000		3,280	5,441	—		8,721	856	9/16/2013	2010
Wallace Commons:
Salisbury, NC	7,590		3,265	8,058	—		11,323	1,473	12/21/2012	2009
Wallace Commons II:
Salisbury, NC	(h	)	2,231	8,479	—		10,710	1,400	2/28/2014	2013
Warrenton Highlands:
Warrenton, OR	(h	)	2,139	5,774	(7,913	) (i)	—	—	5/29/2013	2011
Waterford South Park:
Clarksville, IN	7,200		2,946	8,564	45		11,555	1,828	4/12/2013	2006

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

	Encumbrances		Initial Costs to Company		Total Adjustment to Basis (b)	Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (e) (f) (g)	Date Acquired	Date Constructed
Description (a)			Land	Buildings, Fixtures and Improvements
Wendy’s:
Grafton, VA	(h	)	$539	$894	$—	$1,433	$130	6/27/2014	1985
Westminster, CO	(h	)	596	1,108	—	1,704	160	6/27/2014	1986
West Marine:
Panama City, FL	(h	)	676	2,219	—	2,895	329	4/24/2015	2014
Pensacola, FL	(h	)	1,107	3,398	—	4,505	494	2/27/2015	2015
Westover Market:
San Antonio, TX	$6,200		2,705	7,959	(6,264)	4,400	50	7/10/2013	2013
Winn-Dixie:
Walker, LA	(h	)	900	3,909	—	4,809	557	6/27/2014	1999

	$726,262		$796,835	$2,172,782	$(439,306)	$2,530,311	$243,122

(a)	As of December 31, 2019, the Company owned 334 retail properties, 59 anchored shopping centers and three industrial and distribution properties.
(b)	Consists of capital expenditures and real estate development costs, and impairment charges.
(c)	The aggregate cost for federal income tax purposes was $3.1 billion.
(d)	The following is a reconciliation of total real estate carrying value for the years ended December 31 (in thousands):

	2019	2018	2017
Balance, beginning of period	$4,444,041	$4,564,592	$4,370,629
Additions
Acquisitions	5,305	11,151	261,660
Joint Venture Purchased	—	—	—
Improvements	13,832	6,135	13,708
Adjustment to basis	—	—	—

Total additions	$19,137	$17,286	$275,368

Less: Deductions
Cost of real estate sold	1,448,915	61,891	78,700
Adjustment to basis	—	—	—
Other (including provisions for impairment of real estate assets)	483,952	75,946	2,705

Total deductions	1,932,867	137,837	81,405

Balance, end of period	$2,530,311	$4,444,041	$4,564,592

(e)	Gross intangible lease assets of $313.1 million and the associated accumulated amortization of $131.0 million are not reflected in the table above.

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

(f)	The following is a reconciliation of accumulated depreciation for the years ended December 31 (in thousands):

	2019	2018	2017
Balance, beginning of period	$385,245	$334,476	$245,425
Additions
Acquisitions— Depreciation expense for building, acquisitions costs and tenant improvements acquired	73,790	92,998	93,170
Improvements— Depreciation expense for tenant improvements and building equipment	2,352	2,481	1,679

Total additions	$76,142	$95,479	$94,849

Deductions
Cost of real estate sold	144,820	6,901	5,552
Other (including provisions for impairment of real estate assets)	73,445	37,809	246

Total deductions	218,265	44,710	5,798

Balance, end of period	$243,122	$385,245	$334,476

(g)

The Company’s assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, buildings are depreciated over 40 years, site improvements are amortized over 15 years and tenant improvements are amortized over the remaining life of the lease or the useful life, whichever is shorter.

(h)	Property is included in the Credit Facility’s borrowing base. As of December 31, 2019, the Company had $885.0 million outstanding under the Credit Facility.
(i)	Asset held for sale or partially held for sale as of December 31, 2019.

CIM REAL ESTATE FINANCE TRUST, INC.

SCHEDULE IV — MORTGAGE LOANS ON REAL ESTATE

(in thousands)

Description	Interest Rate (a)	Final Maturity Date	Periodic Payment Terms (b)	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages	Principal Amount of Loans Subject to Delinquent Principal or “Interest”
Mezzanine Loans:
Astor — New York, New York	L + 13.85%	5/9/2021	P/I	N/A	$36,334	$37,153	$—
88 Lex — New York, New York	L + 13.85%	5/9/2021	P/I	N/A	23,401	24,033	—
90 Lex — New York, New York	L + 13.85%	5/9/2021	P/I	N/A	14,475	14,854	—
Metro — New York, New York	L + 13.85%	5/9/2021	P/I	N/A	9,505	9,934	—
Astor — New York, New York	L + 7.00%	5/9/2021	P/I	N/A	23,288	23,566	—
88 Lex — New York, New York	L + 7.00%	5/9/2021	P/I	N/A	17,575	17,780	—
90 Lex — New York, New York	L + 7.00%	5/9/2021	P/I	N/A	10,571	10,695	—
Metro — New York, New York	L + 7.00%	5/9/2021	P/I	N/A	7,954	8,046	—
Senior Loans:
Lucero — Austin, Texas	L + 3.50%	10/9/2023	P/I	N/A	40,079	39,759	—
Satellite Place — Duluth, Georgia	L + 3.15%	2/1/2025	P/I	N/A	44,675	44,080	—
Yoo on the Park — Atlanta, Georgia	L + 2.75%	1/9/2024	P/I	N/A	69,500	68,980	—

					$297,357	$298,880	$—

(a)	L = one month LIBOR rate.
(b)	P/I = principal and interest.

The following table reconciles mortgage loans on real estate for the years ended December 31 (in thousands):

	Year Ended December 31,
	2019	2018
Balance, beginning of period	$89,762	$—
Additions during period:
New loans	217,014	89,295
Capitalized interest	8,546	384
Accretion of fees and other items	2,441	268

Total additions	$228,001	$89,947

Less: Deductions during period:
Collections of principal	(17,186)	—
Deferred fees and other items	(1,697)	(185)

Total deductions	(18,883)	(185)

Balance, end of period	$298,880	$89,762

CIM REAL ESTATE FINANCE TRUST, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts) (Unaudited)

	June 30, 2020	December 31, 2019
ASSETS
Real estate assets:
Land	$742,208	$700,210
Buildings, fixtures and improvements	1,996,392	1,830,101
Intangible lease assets	323,983	313,127

Total real estate assets, at cost	3,062,583	2,843,438
Less: accumulated depreciation and amortization	(434,005)	(374,103)

Total real estate assets, net	2,628,578	2,469,335

Real estate-related securities	16,103	—
Loans held-for-investment and related receivables, net	626,079	301,630
Less: Allowance for credit losses	(27,684)	—

Total loans held-for-investment and related receivables, net	598,395	301,630
Cash and cash equivalents	336,142	466,024
Restricted cash	4,797	7,331
Rents and tenant receivables, net	67,558	58,374
Prepaid expenses and other assets	9,425	11,731
Deferred costs, net	2,172	2,301
Assets held for sale	1,165	351,897

Total assets	$3,664,335	$3,668,623

LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facilities, notes payable and repurchase facility, net	$1,708,598	$1,604,860
Accrued expenses and accounts payable	22,439	22,038
Due to affiliates	13,796	14,458
Intangible lease liabilities, net	18,592	20,523
Distributions payable	4,990	16,510
Derivative liabilities, deferred rental income and other liabilities	21,582	19,448

Total liabilities	1,789,997	1,697,837

Commitments and contingencies
Redeemable common stock	170,912	180,838

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value per share; 490,000,000 shares authorized, 309,948,707 and 311,207,725 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	3,099	3,112
Capital in excess of par value	2,607,013	2,606,925
Accumulated distributions in excess of earnings	(895,508)	(816,181)
Accumulated other comprehensive loss	(11,178)	(3,908)

Total stockholders’ equity	1,703,426	1,789,948

Total liabilities, redeemable common stock and stockholders’ equity	$3,664,335	$3,668,623

The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM REAL ESTATE FINANCE TRUST, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenues:
Rental and other property income	$60,103	$100,450	$128,539	$205,212
Interest income	7,193	5,079	12,764	9,577

Total revenues	67,296	105,529	141,303	214,789

Operating expenses:
General and administrative	4,235	3,293	7,917	6,740
Property operating	4,811	6,867	11,676	16,184
Real estate tax	6,748	9,444	13,726	18,862
Management and advisory fees and expenses	11,398	10,191	22,488	20,210
Transaction-related	330	1,517	582	1,708
Depreciation and amortization	19,696	30,142	40,519	62,134
Impairment	3,831	13,082	15,507	33,155
Provision for credit losses	7,905	—	25,682	—

Total operating expenses	58,954	74,536	138,097	158,993

Gain on disposition of real estate, net	3,791	3,460	16,901	13,400

Operating income	12,133	34,453	20,107	69,196

Other expense:
Interest expense and other, net	(15,509)	(25,447)	(31,276)	(51,339)
Loss on extinguishment of debt	(370)	—	(4,752)	—

Total other expense	(15,879)	(25,447)	(36,028)	(51,339)

Net (loss) income	(3,746)	9,006	(15,921)	17,857

Net income allocated to noncontrolling interest	—	33	—	67

Net (loss) income attributable to the Company	$(3,746)	$8,973	$(15,921)	$17,790

Weighted average number of common shares outstanding:
Basic and diluted	310,558,499	311,306,447	310,903,460	311,349,760

Net (loss) income per common share
Basic and diluted	$(0.01)	$0.03	$(0.05)	$0.06

The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM REAL ESTATE FINANCE TRUST, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net (loss) income	$(3,746)	$9,006	$(15,921)	$17,857
Other comprehensive income (loss)
Unrealized gain on real estate-related securities	20	—	20	—
Unrealized loss on interest rate swaps	(805)	(7,957)	(11,610)	(11,801)
Amount of loss (gain) reclassified from other comprehensive income into income as interest expense and other, net	3,343	(1,274)	4,320	(2,751)

Total other comprehensive income (loss)	2,558	(9,231)	(7,270)	(14,552)

Comprehensive (loss) income	(1,188)	(225)	(23,191)	3,305
Comprehensive income allocated to noncontrolling interest	—	33	—	67

Comprehensive (loss) income attributable to the Company	$(1,188)	$(258)	$(23,191)	$3,238

The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM REAL ESTATE FINANCE TRUST, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts) (Unaudited)

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance as of January 1, 2020	311,207,725	$3,112	$2,606,925	$(816,181)	$(3,908)	$1,789,948
Cumulative effect of accounting changes	—	—	—	(2,002)	—	(2,002)
Issuance of common stock	2,223,298	22	19,209	—	—	19,231
Equity-based compensation	—	—	40	—	—	40
Distributions declared on common stock — $0.15 per common share	—	—	—	(48,332)	—	(48,332)
Redemptions of common stock	(2,256,037)	(22)	(19,492)	—	—	(19,514)
Changes in redeemable common stock	—	—	283	—	—	283
Comprehensive loss	—	—	—	(12,175)	(9,828)	(22,003)

Balance as of March 31, 2020	311,174,986	$3,112	$2,606,965	$(878,690)	$(13,736)	$1,717,651
Issuance of common stock	1,242,475	12	9,531	—	—	9,543
Equity-based compensation	—	—	40	—	—	40
Distributions declared on common stock — $0.04 per common share	—	—	—	(13,072)	—	(13,072)
Redemptions of common stock	(2,468,754)	(25)	(19,166)	—	—	(19,191)
Changes in redeemable common stock	—	—	9,643	—	—	9,643
Comprehensive (loss) income	—	—	—	(3,746)	2,558	(1,188)

Balance as of June 30, 2020	309,948,707	$3,099	$2,607,013	$(895,508)	$(11,178)	$1,703,426

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance as of January 1, 2019	311,381,396	$3,114	$2,607,330	$(804,617)	$11,023	$1,816,850
Issuance of common stock	2,267,609	22	21,225	—	—	21,247
Equity-based compensation	—	—	32	—	—	32
Distributions declared on common stock — $0.15 per common share	—	—	—	(47,963)	—	(47,963)
Redemptions of common stock	(2,318,505)	(23)	(21,701)	—	—	(21,724)
Changes in redeemable common stock	—	—	(67)	—	—	(67)
Comprehensive income (loss)	—	—	—	8,817	(5,321)	3,496

Balance as of March 31, 2019	311,330,500	$3,113	$2,606,819	$(843,763)	$5,702	$1,771,871
Issuance of common stock	2,436,153	25	21,048	—	—	21,073
Equity-based compensation	—	—	32	—	—	32
Distributions declared on common stock — $0.16 per common share	—	—	—	(48,487)	—	(48,487)
Redemptions of common stock	(2,440,984)	(25)	(21,090)	—	—	(21,115)
Changes in redeemable common stock	—	—	42	—	—	42
Comprehensive income (loss)	—	—	—	8,973	(9,231)	(258)

Balance as of June 30, 2019	311,325,669	$3,113	$2,606,851	$(883,277)	$(3,529)	$1,723,158

The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM REAL ESTATE FINANCE TRUST, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) (Unaudited)

	Six Months Ended June 30,
	2020	2019
Cash flows from operating activities:
Net (loss) income	$(15,921)	$17,857
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization, net	39,886	61,149
Amortization of deferred financing costs	2,034	2,639
Amortization of fair value adjustment of mortgage notes payable assumed	(45)	(44)
Amortization and accretion on deferred loan fees	(1,425)	(1,529)
Amortization of premiums and discounts of broadly syndicated loans, net	(206)	—
Amortization of premiums and discounts on real estate-related securities	12	—
Capitalized interest income	(539)	(2,643)
Equity-based compensation	80	64
Straight-line rental income	(2,083)	(3,338)
Write-offs for uncollectable lease-related receivables	5,870	330
Gain on disposition of real estate assets, net	(16,901)	(13,400)
Gain on sale of broadly syndicated loans	(223)	—
Amortization of gain on swap termination	(10)	(10)
Impairment of real estate assets	15,507	33,155
Provision for credit losses	25,682	—
Write-off of deferred financing costs	544	—
Changes in assets and liabilities:
Rents and tenant receivables	(12,958)	1,769
Prepaid expenses and other assets	2,045	(6,059)
Accounts payable and accrued expenses	1,427	2,428
Deferred rental income and other liabilities	(4,885)	(5,336)
Due to affiliates	(662)	(2,971)

Net cash provided by operating activities	37,229	84,061

Cash flows from investing activities:
Investment in real estate-related securities	(16,450)	—
Investment in broadly syndicated loans	(404,896)	—
Investment in real estate assets and capital expenditures	(7,171)	(2,866)
Origination and acquisition of loans held-for-investment, net	(1,165)	(62,761)
Principal payments received on loans held-for-investment	63,592	11,112
Principal payments received on real estate-related securities	355	—
Origination and exit fees received on loans held-for-investment	571	112
Net proceeds from disposition of real estate assets	157,198	159,052
Net proceeds from sale of broadly syndicated loans	19,842	—
Payment of property escrow deposits	(250)	—
Refund of property escrow deposits	250	—
Proceeds from the settlement of insurance claims	—	20

Net cash (used in) provided by investing activities	(188,124)	104,669

Cash flows from financing activities:
Redemptions of common stock	(38,705)	(42,839)
Distributions to stockholders	(44,150)	(54,663)
Proceeds from credit facilities and repurchase facility	320,992	239,500
Repayments of credit facilities and notes payable	(218,814)	(337,248)
Deferred financing costs paid	(844)	(48)
Distributions to noncontrolling interest	—	(150)

Net cash provided by (used in) financing activities	18,479	(195,448)

Net decrease in cash and cash equivalents and restricted cash	(132,416)	(6,718)
Cash and cash equivalents and restricted cash, beginning of period	473,355	19,674

Cash and cash equivalents and restricted cash, end of period	$340,939	$12,956

Reconciliation of cash and cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$336,142	$3,399
Restricted cash	4,797	9,557

Total cash and cash equivalents and restricted cash	$340,939	$12,956

The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited)

NOTE 1 — ORGANIZATION AND BUSINESS

CIM Real Estate Finance Trust, Inc. (formerly known as Cole Credit Property Trust IV, Inc.) (the “Company”) is a non-exchange traded real estate investment trust (“REIT”) formed as a Maryland corporation on July 27, 2010, that elected to be taxed, and currently qualifies, as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2012. The Company operates a diversified portfolio of core commercial real estate assets primarily consisting of net leased properties located throughout the United States. As of June 30, 2020, the Company owned 381 properties, comprising 18.1 million rentable square feet of commercial space located in 42 states. As of June 30, 2020, the rentable square feet at these properties was 94.6% leased, including month-to-month agreements, if any. As of June 30, 2020, there was one property identified as held for sale. See Note 4 — Real Estate Assets for a discussion of the held for sale property as of June 30, 2020. The Company intends to continue to pursue a more diversified investment strategy across the capital structure by balancing the Company’s existing core of commercial real estate assets leased to creditworthy tenants under long-term net leases with a portfolio of commercial mortgage loans and other credit investments in which the Company’s sponsor and its affiliates have expertise. As of June 30, 2020, the Company’s loan portfolio consisted of 143 loans with a net book value of $598.4 million, and investments in real estate-related securities of $16.1 million.

Substantially all of the Company’s business is conducted through CIM Real Estate Finance Operating Partnership, LP, a Delaware limited partnership, of which the Company is the sole general partner and owns, directly or indirectly, 100% of the partnership interests.

The Company is externally managed by CIM Real Estate Finance Management, LLC, a Delaware limited liability company (“CMFT Management”), which is an affiliate of CIM Group, LLC (“CIM”). CIM is a community-focused real estate and infrastructure owner, operator, developer and lender with multi-disciplinary expertise, including in acquisitions, management, development, leasing, research and capital markets. CIM is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; New York, New York; Chicago, Illinois; Phoenix, Arizona; Orlando, Florida; Tokyo, Japan; and Atlanta, Georgia.

CCO Group, LLC owns and controls CMFT Management, the Company’s advisor, and is the indirect owner of CCO Capital, LLC (“CCO Capital”), the Company’s dealer manager, and CREI Advisors, LLC (“CREI Advisors”), the Company’s property manager. CCO Group, LLC and its subsidiaries (collectively, “CCO Group”) serve as the Company’s sponsor and as a sponsor to Cole Credit Property Trust V, Inc. (“CCPT V”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and CIM Income NAV, Inc. (“CIM Income NAV”).

On January 26, 2012, the Company commenced its initial public offering on a “best efforts” basis of up to a maximum of $2.975 billion in shares of common stock (the “Offering”). The Company ceased issuing shares in the Offering on April 4, 2014. At the completion of the Offering, a total of approximately 297.4 million shares of common stock had been issued, including approximately 292.3 million shares of common stock sold to the public pursuant to the primary portion of the Offering and approximately 5.1 million shares of common stock issued pursuant to the distribution reinvestment plan (“DRIP”) portion of the Offering. The remaining approximately 404,000 unsold shares from the Offering were deregistered.

The Company registered $247.0 million of shares of common stock under the DRIP (the “Initial DRIP Offering”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2013 and automatically became effective with the SEC upon filing. The Company ceased issuing shares under the Initial DRIP Offering effective as of June 30, 2016. At the completion of the Initial DRIP Offering, a total of

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

approximately $241.7 million of shares of common stock had been issued. The remaining $5.3 million of unsold shares from the Initial DRIP Offering were deregistered.

The Company registered an additional $600.0 million of shares of common stock under the DRIP (the “Secondary DRIP Offering,” and together with the Initial DRIP Offering, the “DRIP Offerings,” and the DRIP Offerings collectively with the Offering, the “Offerings”), which was filed with the SEC on August 2, 2016 and automatically became effective with the SEC upon filing. The Company began to issue shares under the Secondary DRIP Offering on August 2, 2016 and will continue to issue shares under the Secondary DRIP Offering.

The Company’s board of directors (the “Board”) establishes an updated estimated per share net asset value (“NAV”) of the Company’s common stock on at least an annual basis for purposes of assisting broker-dealers that participated in the Offering in meeting their customer account reporting obligations under Financial Industry Regulatory Authority Rule 2231. Distributions are reinvested in shares of the Company’s common stock under the DRIP at the estimated per share NAV as determined by the Board. Additionally, the estimated per share NAV as determined by the Board serves as the per share NAV for purposes of the share redemption program. On June 30, 2020, the estimated per share NAV was $7.26 per share, which was established on May 26, 2020 using a valuation date of March 31, 2020. Commencing on May 29, 2020, distributions were reinvested in shares of the Company’s common stock under the DRIP at a price of $7.26 per share. On August 11, 2020, the Board established an updated estimated per share NAV of the Company’s common stock, using a valuation date of June 30, 2020, of $7.31 per share. Commencing on August 14, 2020, distributions are reinvested in shares of the Company’s common stock under the DRIP at a price of $7.31 per share. The Board previously established a per share NAV as of August 31, 2015, September 30, 2016, December 31, 2016, December 31, 2017, December 31, 2018, December 31, 2019 and March 31, 2020. The Company’s estimated per share NAVs are not audited or reviewed by its independent registered public accounting firm. The Company intends to publish an updated estimated per share NAV on a quarterly, rather than an annual, basis going forward, until such time that the Company has greater visibility into the impact of the current novel coronavirus (“COVID-19”) pandemic on the Company’s property valuations.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s condensed consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying condensed consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The condensed consolidated financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC regarding interim financial reporting, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2019, and related notes thereto, set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. The condensed consolidated financial statements should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Quarterly Report on Form 10-Q.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts in the Company’s prior period condensed consolidated financial statements have been reclassified to conform to the current period presentation.

The Company is presenting the write-offs for uncollectable lease-related receivables of $330,000 for the six months ended June 30, 2019, which was previously included in straight-line rental income, net in the condensed consolidated statements of cash flows.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Site improvements	15 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

Recoverability of Real Estate Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, lease concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. During the six months ended June 30, 2020, as part of the Company’s quarterly impairment review procedures, the Company recorded impairment charges of $15.5 million related to nine properties due to revised cash flow estimates as a result of market conditions and one property due to a tenant bankruptcy. The Company’s impairment assessment as of June 30, 2020 was based on the most current information available to the Company, including expected holding periods. If the Company’s expected holding periods for assets change, subsequent tests for impairment

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

could result in additional impairment charges in the future. The Company cannot provide any assurance that additional material impairment charges with respect to the Company’s real estate assets will not occur during 2020 or in future periods, particularly with respect to any negative impacts to the Company that may result from the economic disruptions caused by the COVID-19 pandemic. If the effects of the COVID-19 pandemic cause economic and market conditions to continue to deteriorate or if the Company’s expected holding periods for assets change, subsequent tests for impairment could result in additional impairment charges in the future. As of June 30, 2020, the Company has not identified any further impairments resulting from COVID-19 related impacts, including as a result of tenant requests for rent relief. The Company generally intends to hold its assets for the long-term; therefore, a temporary change in cash flows due to COVID-19 related impacts alone would not be an indicator of impairment. However, the Company has yet to see the long-term effects of COVID-19 on the economy and the extent to which it may impact the Company’s tenants in the future. Indications of a tenant’s inability to continue as a going concern, changes in the Company’s view or strategy relative to a tenant’s business or industry as a result of the economic impacts of COVID-19, or changes in the Company’s long-term hold strategies, could be indicative of an impairment indicator. Accordingly, the Company will continue to monitor circumstances and events in future periods to determine whether the carrying value of the Company’s real estate assets are recoverable. During the six months ended June 30, 2019, the Company recorded impairment charges of $33.2 million related to 13 properties with revised expected holding periods. The assumptions and uncertainties utilized in the evaluation of the impairment of real estate assets are discussed in detail in Note 3 — Fair Value Measurements. See also Note 4 — Real Estate Assets for further discussion regarding real estate investment activity.

Assets Held for Sale

When a real estate asset is identified by the Company as held for sale, the Company will cease recording depreciation and amortization of the assets related to the property and estimate its fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount is then recorded to reflect the estimated fair value of the property, net of selling costs. As of December 31, 2019, the Company expected to sell a substantial portion of its anchored-shopping center portfolio and certain single-tenant properties within the next 24 months, subject to market conditions. In light of current market conditions brought on by the COVID-19 pandemic, the Company cannot provide assurance that these properties will be sold within a 24-month period. As a result, the Company placed 15 properties with a carrying value of $228.4 million that were previously classified as held for sale back in service as real estate assets in the condensed consolidated balance sheets during the six months ended June 30, 2020. As of June 30, 2020, the Company identified one property with a carrying value of $1.2 million as held for sale. As of December 31, 2019, the Company identified 29 properties with a carrying value of $351.9 million as held for sale.

Disposition of Real Estate Assets

Gains and losses from dispositions are recognized once the various criteria relating to the terms of sale and any subsequent involvement by the Company with the asset sold are met. A discontinued operation includes only the disposal of a component of an entity and represents a strategic shift that has (or will have) a major effect on an entity’s financial results. The Company’s property dispositions during the six months ended June 30, 2020 and 2019 did not qualify for discontinued operations presentation, and, thus, the results of the properties that were sold will remain in operating income, and any associated gains or losses from the disposition are included in gain on disposition of real estate, net. See Note 4 — Real Estate Assets for a discussion of the disposition of individual properties during the six months ended June 30, 2020.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Allocation of Purchase Price of Real Estate Assets

Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above- and below-market leases and the value of in-place leases and other intangibles, based in each case on their relative fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.

Acquisition-related fees and certain acquisition-related expenses related to asset acquisitions are capitalized and allocated to tangible and intangible assets and liabilities, as described above.

Restricted Cash

The Company had $4.8 million and $7.3 million in restricted cash as of June 30, 2020 and December 31, 2019, respectively. Included in restricted cash was $2.1 million and $3.1 million held by lenders in lockbox accounts, as of June 30, 2020 and December 31, 2019, respectively. As part of certain debt agreements, rents from certain encumbered properties are deposited directly into a lockbox account, from which the monthly debt service payment is disbursed to the lender and the excess is disbursed to the Company. Also included in restricted cash was $2.7 million and $4.2 million held by lenders in escrow accounts for real estate taxes and other lender reserves for certain properties, in accordance with the associated lender’s loan agreement, as of June 30, 2020 and December 31, 2019, respectively.

Real Estate-Related Securities

Real estate-related securities consists primarily of the Company’s investment in commercial mortgage-backed securities (“CMBS”). The Company determines the appropriate classification for real estate-related securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of June 30, 2020, the Company classified its investments as available-for-sale as the Company is not actively trading the securities; however, the Company may sell them prior to their maturity. These investments are carried at their estimated fair value with unrealized gains and losses reported in other comprehensive income (loss). During the six months ended June 30, 2020, the Company invested in two CMBS with an estimated aggregate fair value of $16.1 million as of June 30, 2020.

The Company monitors its available-for-sale securities for impairment. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost has resulted from a credit loss or other factors. The Company records impairments related to credit losses through an allowance for credit losses. However, the allowance is limited by the amount that the fair value is less than the amortized cost basis. The Company considers many factors in determining whether a credit loss exists, including, but not limited to, the extent to which the fair value is less than the amortized cost basis, recent events specific to the security,

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

industry or geographic area, the payment structure of the security, the failure of the issuer of the security to make scheduled interest or principal payments, and external credit ratings and recent changes in such ratings. The analysis of determining whether a credit loss exists requires significant judgments and assumptions. The use of alternative judgments and assumptions could result in a different conclusion.

The amortized cost of real estate-related securities is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method and is recorded in the accompanying condensed consolidated statements of operations in interest and other expense, net. Upon the sale of a security, the realized net gain or loss is computed on the specific identification method.

Loans Held-for-Investment

The Company has acquired, and may continue to acquire, loans related to real estate assets. Additionally, the Company may acquire and originate credit investments, including commercial mortgage loans, mezzanine loans, preferred equity, and other loans and securities related to commercial real estate assets, as well as corporate loan opportunities that are consistent with the Company’s investment strategy and objectives. The Company intends to hold the loans held-for-investment for the foreseeable future or until maturity. Loans held-for-investment are carried on the Company’s condensed consolidated balance sheets at amortized cost, net of any allowance for credit losses. Discounts or premiums, origination fees and exit fees are amortized as a component of interest income using the effective interest method over the life of the respective loans, or on a straight-line basis when it approximates the effective interest method. Loan acquisition fees paid to CMFT Management or its affiliates are expensed as incurred and are included in transaction-related expenses on the accompanying condensed consolidated statements of operations. Upon the sale of a loan, the realized net gain or loss is computed on the specific identification method.

Interest earned is either received in cash or capitalized to loans held-for-investment and related receivables, net in the Company’s condensed consolidated balance sheets. Interest is capitalized when certain conditions are met as specified in each loan agreement. For the six months ended June 30, 2020, the Company recorded $12.8 million in interest income, of which $539,000 was capitalized to loans held-for-investment and related receivables, net.

Accrual of interest income is suspended on nonaccrual loans. Loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, are generally considered nonperforming and placed on nonaccrual status. Interest collected is recognized on a cash basis by crediting income when received. Loans may be restored to accrual status when all principal and interest are current and full repayment of the remaining contractual principal and interest are reasonably assured. As of June 30, 2020, the Company’s eight mezzanine loans with a net book value of $118.8 million were nonaccrual loans. During the six months ended June 30, 2020, the Company recorded $565,000 in interest income related to the nonaccrual loans.

Allowance for Credit Losses

The Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”), as further described in “Recent Accounting Pronouncements,” on January 1, 2020. The allowance for credit losses required under ASU 2016-13 reflects the Company’s current estimate of potential credit losses related to the Company’s loans held-for-investment included in the condensed consolidated balance sheets. The initial allowance for credit losses recorded on January 1, 2020 is reflected as a direct charge to retained earnings on the Company’s condensed consolidated statements of stockholders’ equity; however, subsequent changes to the allowance for credit losses are recognized through net income on the

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Company’s condensed consolidated statements of operations. While ASU 2016-13 does not require any particular method for determining the allowance for credit losses, it does specify the allowance should be based on relevant information about past events, including historical loss experience, current portfolio and market conditions, and reasonable and supportable forecasts for the duration of each respective loan. In addition, other than a few narrow exceptions, ASU 2016-13 requires that all financial instruments subject to the credit loss model have some amount of loss reserve to reflect the GAAP principal underlying the credit loss model that all loans, debt securities, and similar assets have some inherent risk of loss, regardless of credit quality, subordinate capital, or other mitigating factors.

The Company has elected to use a discounted cash flow model to estimate the allowance for credit losses. This model requires the Company to develop cash flows which project estimated credit losses over the life of the loan and discount these cash flows at the asset’s effective interest rate. The Company then records an allowance for credit losses equal to the difference between the amortized cost basis of the asset and the present value of the expected cash flows. The Company considers loan investments that are both (i) expected to be substantially repaid through the operation or sale of the underlying collateral, and (ii) for which the borrower is experiencing financial difficulty, to be “collateral-dependent” loans. For such loans that the Company determines that foreclosure of the collateral is probable, the Company measures the expected losses based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. For collateral-dependent loans that the Company determines foreclosure is not probable, the Company applies a practical expedient to estimate expected losses using the difference between the collateral’s fair value (less costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan. For the Company’s broadly syndicated loans, the Company uses a probability of default and loss given default method using an underlying third-party CMBS/CRE loan database with historical loan losses from 1998 to 2019. The Company may use other acceptable alternative approaches in the future depending on, among other factors, the type of loan, underlying collateral, and availability of relevant historical market loan loss data.

The Company adopted ASU 2016-13 using the modified retrospective method for all financial assets measured at amortized cost. Prior to adoption, the Company had no allowance for credit losses on its condensed consolidated balance sheets. The Company recorded a cumulative-effective adjustment to the opening retained earnings in its condensed consolidated statement of stockholders’ equity as of January 1, 2020 of $2.0 million.

Quarterly, the Company evaluates the risk of all loans and assigns a risk rating based on a variety of factors, grouped as follows: (i) loan and credit structure, including the as-is loan-to-value (“LTV”) ratio and structural features; (ii) quality and stability of real estate value and operating cash flow, including debt yield, dynamics of the geography, property type and local market, physical condition, stability of cash flow, leasing velocity and quality and diversity of tenancy; (iii) performance against underwritten business plan; and (iv) quality, experience and financial condition of sponsor, borrower and guarantor(s). Based on a 5-point scale, the Company’s loans are rated “1” through “5,” from least risk to greatest risk, respectively, which ratings are defined as follows:

1-

Outperform — Most satisfactory asset quality and liquidity, good leverage capacity. A “1” rating maintains predictable and strong cash flows from operations. The trends and outlook for the credit’s operations, balance sheet, and industry are neutral to favorable. Collateral, if appropriate, exceeds performance metrics;

2-

Meets or Exceeds Expectations — Acceptable asset quality, moderate excess liquidity, modest leverage capacity. A “2” rating could have some financial/non-financial weaknesses which are offset by strengths; however, the credit demonstrates an ample current cash flow from operations. The trends and outlook for the credit’s operations, balance sheet, and industry are generally positive or neutral.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Collateral performance, if appropriate, meets or exceeds substantially all performance metrics included in original or current underwriting / business plan;

3-

Satisfactory — Acceptable asset quality, somewhat strained liquidity, minimal leverage capacity. A “3” rating is at times characterized by acceptable cash flows from operations. The trends and conditions of the credit’s operations and balance sheet are neutral. Collateral performance, if appropriate, meets or is on track to meet underwriting; business plan can reasonably be achieved;

4-

Underperformance — The debt investment possesses credit deficiencies or potential weaknesses which deserve management’s close and continued attention. The portfolio company’s operations and/or balance sheet have demonstrated an adverse trend or deterioration which, while serious, has not reached the point where the liquidation of debt is jeopardized. These weaknesses are generally considered correctable by the borrower in the normal course of business but may weaken the asset or inadequately protect the Company’s credit position if not checked or corrected. Collateral performance, if appropriate, falls short of original underwriting, material differences exist from business plan, or both; technical milestones have been missed; defaults may exist, or may soon occur absent material improvement; and

5-

Default/Possibility of Loss — The debt investment is protected inadequately by the current enterprise value or paying capacity of the obligor or of the collateral, if any. The underlying company’s operations has well-defined weaknesses based upon objective evidence, such as recurring or significant decreases in revenues and cash flows. Major variance from business plan; loan covenants or technical milestones have been breached; timely exit from loan via sale or refinancing is questionable; risk of principal loss. Collateral performance, if appropriate, is significantly worse than underwriting.

The Company generally assigns a risk rating of “3” to all newly originated or acquired loans-held-for-investment during a most recent quarter, except in the case of specific circumstances warranting an exception.

Due to the COVID-19 pandemic and the dislocation it has caused to the national economy, the commercial real estate markets, and the capital markets, the Company’s ability to estimate key inputs for estimating the allowance for credit losses has been materially and adversely impacted. Key inputs to the estimate include, but are not limited to, LTV, debt service coverage ratio, future operating cash flow and performance of collateral properties, the financial strength and liquidity of borrowers and sponsors, capitalization rates and discount rates used to value commercial real estate properties, and observable transactions involving the sale or financing of commercial properties. Estimates made by management are necessarily subject to change due to the lack of observable inputs and uncertainty regarding the duration of the COVID-19 pandemic and its aftereffects.

Leases

The Company has lease agreements with lease and non-lease components. The Company has elected to not separate non-lease components from lease components for all classes of underlying assets (primarily real estate assets) and will account for the combined components as rental and other property income. Non-lease components included in rental and other property income include certain tenant reimbursements for maintenance services (including common-area maintenance services or “CAM”), real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. As a lessor, the Company has further determined that this policy will be effective only on a lease that has been classified as an operating lease and the revenue recognition pattern and timing is the same for both types of components. The Company is not a party to any material leases where it is the lessee.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Significant judgments and assumptions are inherent in not only determining if a contract contains a lease, but also the lease classification, terms, payments, and, if needed, discount rates. Judgments include the nature of any options, including if they will be exercised, evaluation of implicit discount rates and the assessment and consideration of “fixed” payments for straight-line rent revenue calculations.

The Company has an investment in a real estate property that is subject to a ground lease, for which a lease liability and right of use (“ROU”) asset of $2.5 million was recorded as of June 30, 2020. See Note 15 — Leases for a further discussion regarding this ground lease.

Lease costs represent the initial direct costs incurred in the origination, negotiation and processing of a lease agreement. Such costs include outside broker commissions and other independent third-party costs and are amortized over the life of the lease on a straight-line basis. Costs related to salaries and benefits, supervision, administration, unsuccessful origination efforts and other activities not directly related to completed lease agreements are expensed as incurred. Upon successful lease execution, leasing commissions are capitalized.

Revenue Recognition

Revenue from leasing activities

Rental and other property income is primarily derived from fixed contractual payments from operating leases and, therefore, is generally recognized on a straight-line basis over the term of the lease, which typically begins the date the tenant takes control of the space. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. Variable rental and other property income consists primarily of tenant reimbursements for recoverable real estate taxes and operating expenses which are included in rental and other property income in the period when such costs are incurred, with offsetting expenses in real estate taxes and property operating expenses, respectively, within the condensed consolidated statements of operations. The Company defers the recognition of variable rental and other property income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.

The Company continually reviews whether collection of lease-related receivables, including any straight-line rent, and current and future operating expense reimbursements from tenants are probable. The determination of whether collectability is probable takes into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Upon the determination that the collectability of a receivable is not probable, the Company will record a reduction to rental and other property income for amounts previously recorded and a decrease in the outstanding receivable. Revenue from leases where collection is deemed to be not probable is recorded on a cash basis until collectability becomes probable. Management’s estimate of the collectability of lease-related receivables is based on the best information available at the time of estimate. The Company does not use a general reserve approach and lease-related receivables are adjusted and taken against rental and other property income only when collectability becomes not probable.

During the three and six months ended June 30, 2020, the Company identified certain tenants where collection was no longer considered probable. For these tenants, the Company made the determination to record revenue on a cash basis and wrote off total outstanding receivables of $6.1 million and $6.9 million for the three and six months ended June 30, 2020, respectively, which included $725,000 and $908,000 of straight-line rental income for the respective periods, and $882,000 and $1.0 million related to certain tenant reimbursements that were written off during the three and six months ended June 30, 2020. These write-offs reduced rental and other property income during the three and six months ended June 30, 2020.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Revenue from lending activities

Interest income from the Company’s loans held-for-investment and real estate-related securities is comprised of interest earned on loans and the accretion and amortization of net loan origination fees and discounts. Interest income on loans is accrued as earned, with the accrual of interest suspended when the related loan becomes a nonaccrual loan. Interest income on the Company’s broadly syndicated loans is accrued as earned beginning on the settlement date.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by various standard setting bodies that may have an impact on the Company’s accounting and reporting. Except as otherwise stated below, the Company is currently evaluating the effect that certain new accounting requirements may have on the Company’s accounting and related reporting and disclosures in the Company’s condensed consolidated financial statements.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, which was subsequently amended by ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses (“ASU 2018-19”), in November 2018. Subsequently, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10, ASU No. 2019-11 and ASU No. 2020-02 to provide additional guidance on the credit losses standard. ASU 2016-13 and the related updates are intended to improve financial reporting requiring more timely recognition of credit losses on loans and other financial instruments that are not accounted for at fair value through net income, including loans held-for-investment, held-to-maturity debt securities, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology under current GAAP. ASU 2018-19 clarified that receivables arising from operating leases are not within the scope of Topic 326. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASU No. 2016-02, Leases (Topic 842) (“ASC 842”). ASU 2016-13 and ASU 2018-19 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. The Company adopted ASU 2016-13 during the first quarter of fiscal year 2020. See Note 7 — Loans Held-For-Investment for a further discussion on the impact of the adoption of ASU 2016-13.

In August 2018, the FASB issued ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This ASU amends and removes several disclosure requirements including the valuation processes for Level 3 fair value measurements. ASU 2018-13 also modifies some disclosure requirements and requires additional disclosures for changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and requires the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The provisions of ASU 2018-13 are effective January 1, 2020 using a prospective transition method for amendments effecting changes in unrealized gains and losses, significant unobservable inputs used to develop Level 3 fair value measurements and narrative description on uncertainty of measurements. The remaining provisions of ASU 2018-13 are to be applied retrospectively, and early adoption is permitted. The Company adopted ASU 2018-13 during the first quarter of fiscal year 2020, and has concluded that there is no material impact on its condensed consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-16, Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Purposes (“ASU 2018-16”). The amendments in this ASU permit the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes or another acceptable benchmark interest rate. The SOFR is a volume-weighted median interest rate that is calculated daily based on overnight transactions from the prior day’s activity in specified segments of the U.S. Treasury repo market. It has been selected as the preferred replacement for the U.S. dollar London Interbank Offered Rate (“LIBOR”), which will be phased out by the end of 2021. ASU 2018-16 is effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2018-16 is required to be adopted on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. The Company currently uses LIBOR as its benchmark interest rate in the Company’s interest rate swaps associated with the Company’s LIBOR-based variable rate borrowings. The Company has not entered into any new or redesignated hedging relationships on or after the date of adoption of ASU 2018-16. The Company has evaluated the effect of this new benchmark interest rate option, and does not believe this ASU will have a material impact on its condensed consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (“ASU 2018-17”).The guidance changes the guidance for determining whether a decision-making fee is a variable interest. Under the new ASU, indirect interests held through related parties under common control will now be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. Such indirect interests were previously treated the same as direct interests. ASU 2018-17 is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company adopted ASU 2018-17 during the first quarter of fiscal year 2020, and has concluded that there is no material impact on its condensed consolidated financial statements.

In April 2020, the FASB issued a question and answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance to lease concessions provided as a result of COVID-19. Due to the business disruptions and challenges severely affecting the global economy caused by COVID-19, many lessors may be required to provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 842 addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate concessions being so rapidly executed to address the sudden liquidity constraints of some lessees arising from COVID-19 related impacts. Under existing lease guidance, the Company would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated within the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease Modification Q&A allows the Company, if certain criteria have been met, to bypass the lease by lease analysis, and instead elect to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances.

The Company has elected to apply this guidance to avoid performing a lease by lease analysis for the lease concessions that (1) were granted as relief due to COVID-19 related impacts and (2) result in the cash flows remaining substantially the same or less than the original contract and will account for these lease concessions as if no changes were made to the leases. During the three and six months ended June 30, 2020, the Company provided lease concessions, either in the form of rental deferrals or abatements, to certain tenants in response to the impact of COVID-19 on those tenants. As of June 30, 2020, the Company had granted rent deferrals of $1.2 million. The deferral of rental payments affects the timing, but not the amount, of the lease payments and resulted in an increase of $1.2 million to the Company’s lease-related receivables balance as of June 30, 2020.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

In addition, the Company entered into lease amendments during the three and six months ended June 30, 2020 that provided for lease concessions, through rent abatements or rent deferrals, that represented substantive changes to the consideration in the original lease. These lease amendments extended the lease periods ranging from 12 months to 60 months. For these leases, the Company applied the lease modification accounting framework pursuant to ASC 842. As of June 30, 2020, these lease amendments resulted in rent abatements of $750,000 and deferred rental income of $74,000.

As of August 10, 2020, the Company has collected approximately 80% of rental payments billed to tenants during the three months ended June 30, 2020.

NOTE 3 — FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Real estate-related securities — The Company generally determines the fair value of its real estate-related securities by utilizing broker-dealer quotations, reported trades or valuation estimates from pricing models to determine the reported price. Pricing models for real estate-related securities are generally discounted cash flow models that usually consider the attributes applicable to a particular class of security (e.g., credit rating, seniority), current market data, and estimated cash flows for each class and incorporate deal collateral performance such as prepayment speeds and default rates, as available. Depending upon the significance of the fair value inputs used in determining these fair values, these securities are valued using either Level 2 or Level 3 inputs. As of June 30, 2020, the Company concluded that $14.4 million of real estate-related securities fell under Level 2 and $1.7 million of real estate-related securities fell under Level 3.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Credit facilities and notes payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. Current and prior period liabilities’ carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. As of June 30, 2020, the estimated fair value of the Company’s debt was $1.70 billion, compared to a carrying value of $1.71 billion. The estimated fair value of the Company’s debt as of December 31, 2019 was $1.60 billion, compared to a carrying value of $1.61 billion.

Derivative instruments — The Company’s derivative instruments are comprised of interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the respective counterparties.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. However, as of June 30, 2020 and December 31, 2019, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Loans held-for-investment — The Company’s loans held-for-investment are recorded at cost upon origination and adjusted by net loan origination fees and discounts. The Company estimates the fair value of its commercial real estate (“CRE”) loans held-for-investment by performing a present value analysis for the anticipated future cash flows using an appropriate market discount rate taking into consideration the credit risk. As a result, the Company has determined that its CRE loans held-for-investment are classified in Level 3 of the fair value hierarchy. The Company’s broadly syndicated loans are classified as Level 2 or Level 3 depending on the number of market quotations or indicative prices from pricing services that are available, and whether the depth of the market is sufficient to transact at those prices in amounts approximating the Company’s investment position at the measurement date. As of June 30, 2020, $249.2 million and $104.0 million of the Company’s broadly syndicated loans were classified in Level 2 and Level 3 of the fair value hierarchy, respectively. As of June 30, 2020, the estimated fair value of the Company’s loans held-for-investment was $558.6 million, compared to its carrying value of $598.4 million. As of December 31, 2019, the estimated fair value of the Company’s loans held-for-investment was $302.0 million, compared to its carrying value of $301.6 million.

Other financial instruments — The Company considers the carrying values of its cash and cash equivalents, restricted cash, tenant receivables, accounts payable and accrued expenses, other liabilities, due to affiliates and distributions payable to approximate their fair values because of the short period of time between their origination and their expected realization as well as their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, upon disposition of the financial assets and liabilities. As of June 30, 2020 and December 31, 2019, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Items Measured at Fair Value on a Recurring Basis

In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of June 30, 2020 and December 31, 2019 (in thousands):

	Balance as of June 30, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
CMBS	$16,103	$—	$14,367	$1,736

Financial liabilities:
Interest rate swaps	$(11,200)	$—	$(11,200)	$—

Total financial liabilities	$(11,200)	$—	$(11,200)	$—

	Balance as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Interest rate swaps	$261	$—	$261	$—

Total financial assets	$261	$—	$261	$—

Financial liability:
Interest rate swap	$(4,181)	$—	$(4,181)	$—

Total financial liability	$(4,181)	$—	$(4,181)	$—

The following are reconciliations of the changes in financial assets with Level 3 inputs in the fair value hierarchy for the six months ended June 30, 2020 (in thousands):

CMBS
Beginning Balance, January 1, 2020	$—
Total gains and losses:
Unrealized gain included in other comprehensive income, net	—
Purchases and payments received:
Purchases	1,394
Premiums (discounts), net	345
Principal payments received	(3)

Ending Balance, June 30, 2020	$1,736

Items Measured at Fair Value on a Non-Recurring Basis (Including Impairment Charges)

Certain financial and nonfinancial assets and liabilities are measured at fair value on a nonrecurring basis and are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. The Company’s process for identifying and recording impairment related to real estate assets and intangible assets is discussed in Note 2 — Summary of Significant Accounting Policies.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

As discussed in Note 4 — Real Estate Assets, during the six months ended June 30, 2020, real estate assets related to 10 properties were deemed to be impaired and their carrying values were reduced to an estimated fair value of $70.2 million, resulting in impairment charges of $15.5 million. During the six months ended June 30, 2019, real estate assets related to 13 properties were deemed to be impaired and their carrying values were reduced to an estimated fair value of $220.6 million, resulting in impairment charges of $33.2 million. The Company estimates fair values using Level 3 inputs and using a combined income and market approach, specifically using discounted cash flow analysis and recent comparable sales transactions. The evaluation of real estate assets for potential impairment requires the Company’s management to exercise significant judgment and to make certain key assumptions, including, but not limited to, the following: (1) terminal capitalization rates; (2) discount rates; (3) the number of years the property will be held; (4) property operating expenses; and (5) re-leasing assumptions, including the number of months to re-lease, market rental income and required tenant improvements. There are inherent uncertainties in making these estimates such as market conditions and the future performance and sustainability of the Company’s tenants. For the Company’s impairment tests for the real estate assets during the six months ended June 30, 2020, the Company used a range of discount rates from 7.9% to 9.7% and terminal capitalization rates from 7.4% to 9.2%. The following table presents the impairment charges by asset class recorded during the six months ended June 30, 2020 and 2019 (in thousands):

	Six Months Ended
	June 30, 2020	June 30, 2019
Asset class impaired:
Land	$3,541	$5,180
Buildings, fixtures and improvements	11,315	27,034
Intangible lease assets	696	1,044
Intangible lease liabilities	(45)	(103)

Total impairment loss	$15,507	$33,155

NOTE 4 — REAL ESTATE ASSETS

Property Acquisitions

During the six months ended June 30, 2020, the Company acquired one commercial property for an aggregate purchase price of $4.7 million (the “2020 Property Acquisition”), which includes $42,000 of external acquisition-related expenses that were capitalized. The Company funded the 2020 Property Acquisition with proceeds from real estate dispositions and available borrowings. During the six months ended June 30, 2019, the Company did not acquire any properties.

The following table summarizes the purchase price allocation for the 2020 Property Acquisition (in thousands):

2020 Property Acquisition
Land	$1,417
Buildings, fixtures and improvements	2,800
Acquired in-place leases and other intangibles (1)	442

Total purchase price	$4,659

(1)	The amortization period for acquired in-place leases and other intangibles is 14.8 years.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

2020 Property Dispositions and Real Estate Assets Held for Sale

During the six months ended June 30, 2020, the Company disposed of 16 properties, consisting of 10 retail properties and six anchored shopping centers, for an aggregate gross sales price of $160.8 million, resulting in proceeds of $157.2 million after closing costs and disposition fees due to CMFT Management or its affiliates, and recorded a gain of $16.9 million. The Company has no continuing involvement with these properties. The gain on sale of real estate is included in gain on disposition of real estate, net in the condensed consolidated statements of operations. The disposition of these properties did not qualify to be reported as discontinued operations since the disposition did not represent a strategic shift that had a major effect on the Company’s operations and financial results. Accordingly, the operating results of these disposed properties are reflected in the Company’s results from continuing operations for all periods presented through their respective date of disposition.

As of June 30, 2020, there was one property classified as held for sale with a carrying value of $1.2 million included in assets held for sale in the accompanying condensed consolidated balance sheets. Subsequent to June 30, 2020, the Company disposed of the property, as further discussed in Note 16 — Subsequent Events.

2020 Impairment

The Company performs quarterly impairment review procedures, primarily through continuous monitoring of events and changes in circumstances that could indicate that the carrying value of certain of its real estate assets may not be recoverable. See Note 2 — Summary of Significant Accounting Policies for a discussion of the Company’s accounting policies regarding impairment of real estate assets.

During the six months ended June 30, 2020, 10 properties totaling approximately 673,000 square feet with a carrying value of $85.7 million were deemed to be impaired and their carrying values were reduced to an estimated fair value of $70.2 million, resulting in impairment charges of $15.5 million, which were recorded in the condensed consolidated statements of operations. See Note 3 — Fair Value Measurements for a further discussion regarding these impairment charges.

2019 Property Dispositions

During the six months ended June 30, 2019, the Company disposed of 39 properties, consisting of 35 retail properties and four anchored shopping centers, excluding a related outparcel of land, for an aggregate gross sales price of $163.9 million, resulting in proceeds of $159.1 million after closing costs and disposition fees due to CMFT Management or its affiliates, and a gain of $13.4 million. The Company has no continuing involvement with these properties. The gain on sale of real estate is included in gain on disposition of real estate, net in the condensed consolidated statements of operations. The disposition of these properties did not qualify to be reported as discontinued operations since the disposition did not represent a strategic shift that had a major effect on the Company’s operations and financial results. Accordingly, the operating results of these disposed properties are reflected in the Company’s results from continuing operations for all periods presented through their respective date of disposition.

2019 Impairment

During the six months ended June 30, 2019, 13 properties totaling approximately 1.9 million square feet with a carrying value of $253.8 million were deemed to be impaired and their carrying values were reduced to an estimated fair value of $220.6 million, resulting in impairment charges of $33.2 million, which were recorded in the condensed consolidated statements of operations. See Note 3 — Fair Value Measurements for a further discussion regarding these impairment charges.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

NOTE 5 — INTANGIBLE LEASE ASSETS AND LIABILITIES

Intangible lease assets and liabilities consisted of the following as of June 30, 2020 and December 31, 2019 (in thousands, except weighted average life remaining):

	June 30, 2020	December 31, 2019
Intangible lease assets:
In-place leases and other intangibles, net of accumulated amortization of $126,962 and $111,670, respectively (with a weighted average life remaining of 9.9 years and 10.4 years, respectively)	$158,508	$164,724
Acquired above-market leases, net of accumulated amortization of $21,594 and $19,310, respectively (with a weighted average life remaining of 7.5 years and 7.9 years, respectively)
	16,919	17,423

Total intangible lease assets, net	$175,427	$182,147

Intangible lease liabilities:
Acquired below-market leases, net of accumulated amortization of $30,736 and $25,800, respectively (with a weighted average life remaining of 6.8 years and 7.3 years, respectively)	$18,592	$20,523

Amortization of the above-market leases is recorded as a reduction to rental and other property income, and amortization expense for the in-place leases and other intangibles is included in depreciation and amortization in the accompanying condensed consolidated statements of operations. Amortization of below-market leases is recorded as an increase to rental and other property income in the accompanying condensed consolidated statements of operations.

The following table summarizes the amortization related to the intangible lease assets and liabilities for the three and six months ended June 30, 2020 and 2019 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
In-place lease and other intangible amortization	$5,615	$8,880	$11,555	$18,354
Above-market lease amortization	$729	$1,177	$1,637	$2,467
Below-market lease amortization	$1,267	$1,666	$2,666	$3,482

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

As of June 30, 2020, the estimated amortization relating to the intangible lease assets and liabilities is as follows (in thousands):

	Amortization
	In-Place Leases and Other Intangibles	Above-Market Leases	Below-Market Leases
Remainder of 2020	$11,043	$1,421	$2,476
2021	19,519	2,326	3,051
2022	18,025	2,138	2,522
2023	15,967	1,872	2,160
2024	14,161	1,411	1,645
Thereafter	79,793	7,751	6,738

Total	$158,508	$16,919	$18,592

NOTE 6 — REAL ESTATE-RELATED SECURITIES

During the six months ended June 30, 2020, the Company invested in two CMBS with an estimated aggregate fair value of $16.1 million as of June 30, 2020. The CMBS mature on various dates from October 2022 through March 2034 and have interest rates ranging from 2.7% to 13.0%. The following is a summary of the Company’s real estate-related securities as of June 30, 2020 (in thousands):

	Real Estate-Related Securities
	Amortized Cost Basis	Unrealized Gain	Fair Value
CMBS	$16,083	$20	$16,103

Total real estate-related securities	$16,083	$20	$16,103

The following table provides the activity for the real estate-related securities during the six months ended June 30, 2020 (in thousands):

	Amortized Cost Basis	Unrealized Gain	Fair Value
Real estate-related securities as of January 1, 2020	$—	$—	$—
Face value of real estate-related securities acquired	15,951	—	15,951
Premiums and discounts on purchase of real estate-related securities, net of acquisition costs	499	—	499
Amortization of discount (premium) on real estate-related securities	(12)	—	(12)
Principal payments received on real estate-related securities	(355)	—	(355)
Unrealized gain on real estate-related securities	—	20	20

Real estate-related securities as of June 30, 2020	$16,083	$20	$16,103

Unrealized gains and losses on real estate-related securities are recorded in other comprehensive income (loss), with a portion of the amount subsequently reclassified into interest expense and other, net in the accompanying condensed consolidated statements of operations as securities are sold and gains and losses are recognized.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

During the six months ended June 30, 2020, the Company recorded $20,000 of unrealized gains on its real estate-relates securities. The total unrealized gain on real estate-related securities of $20,000 as of June 30, 2020 is included in accumulated other comprehensive (loss) income in the accompanying condensed consolidated statement of stockholders’ equity.

The scheduled maturities of the Company’s real estate-related securities as of June 30, 2020 are as follows (in thousands):

	Available-for-sale securities
	Amortized Cost	Estimated Fair Value
Due within one year	$—	$—
Due after one year through five years	14,347	14,367
Due after five years through ten years	—	—
Due after ten years	1,736	1,736

Total	$16,083	$16,103

Actual maturities of real estate-related securities can differ from contractual maturities because borrowers on certain corporate credit securities may have the right to prepay their respective debt obligations at any time. In addition, factors such as prepayments and interest rates may affect the yields on such securities.

In estimating credit losses related to real estate-related securities, management considers a variety of factors, including (1) whether the Company has the intent to sell the impaired security before the recovery of its amortized cost basis, (2) whether the Company expects to hold the investment for a period of time sufficient to allow for anticipated recovery in fair value, and (3) whether the Company expects to recover the entire amortized cost basis of the security. As of June 30, 2020, the Company had no credit losses related to real estate-related securities.

NOTE 7 — LOANS HELD-FOR-INVESTMENT

The Company’s loans held-for-investment consisted of the following as of June 30, 2020 and December 31, 2019 (dollar amounts in thousands):

	As of June 30, 2020	As of December 31, 2019
Mezzanine loans	$140,086	$146,060
Senior loans	113,682	152,820

Total CRE loans-held-for-investment and related receivables, net	253,768	298,880

Broadly syndicated loans	372,311	2,750

Loans-held-for-investment and related receivables, net	626,079	301,630

Less: Allowance for credit losses	(27,684)	—

Total loans-held-for-investment and related receivables, net	$598,395	$301,630

During the six months ended June 30, 2020, the Company acquired broadly syndicated loans with a net book value of $389.2 million. During the same period, the Company sold broadly syndicated loans for an aggregate

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

gross sales price of $20.4 million, resulting in proceeds of $19.8 million after closing costs and a gain of $223,000. The gain was recorded as a decrease to interest expense and other, net in the condensed consolidated statements of operations. As of June 30, 2020, the Company had $14.3 million of unsettled broadly syndicated loan purchases included in cash and cash equivalents in the accompanying condensed consolidated balance sheet.

As of June 30, 2020, the Company had $14.9 million of unfunded commitments related to CRE loans held-for-investment, the funding of which is subject to the satisfaction of borrower milestones. These commitments are not reflected in the accompanying condensed consolidated balance sheet.

The following table details overall statistics for the Company’s loans held-for-investment as of June 30, 2020 and December 31, 2019 (dollar amounts in thousands):

	CRE Loans (1) (2)		Broadly Syndicated Loans
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Number of loans	10	11	133	1
Principal balance	$251,391	$297,357	$374,876	$2,750
Net book value	$232,007	$298,880	$366,388	$2,750
Weighted-average interest rate	9.8%	8.9%	3.9%	4.5%
Weighted-average maximum years to maturity	2.3	2.9	4.9	5.2

(1)	As of June 30, 2020, 100% of the Company’s CRE loans by principal balance earned a floating rate of interest, primarily indexed to U.S. dollar LIBOR.
(2)	Maximum maturity date assumes all extension options are exercised by the borrower; however, the Company’s CRE loans may be repaid prior to such date.

Activity relating to the Company’s loans held-for-investment portfolio was as follows (dollar amounts in thousands):

	Principal Balance	Deferred Fees / Other Items (1)	Loan Fees Receivable	Net Book Value
Balance, December 31, 2019	$300,135	$(6,047)	$7,542	$301,630
Loan originations and acquisitions	409,558	(5)	5	409,558
Sale of loans	(20,373)	754	—	(19,619)
Principal repayments received (2)	(63,592)	—	—	(63,592)
Capitalized interest (3)	539	—	—	539
Deferred fees and other items	—	(3,688)	(380)	(4,068)
Accretion and amortization of fees and other items	—	1,631	—	1,631
Allowance for credit losses (4)	—	(27,684)	—	(27,684)

Balance, June 30, 2020	$626,267	$(35,039)	$7,167	$598,395

(1)	Other items primarily consist of purchase discounts or premiums, accretion of exit fees and deferred origination expenses.
(2)	Includes the repayment of a $40.1 million senior loan prior to the maturity date.
(3)	Represents accrued interest on loans whose terms do not require a current cash payment of interest.
(4)

Includes the initial allowance for credit losses against the loans held-for-investment recorded on January 1, 2020 and the increase in allowance for credit losses related to its loans held-for-investment during the six months ended June 30, 2020, as further discussed below in “Allowance for Credit Losses”.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Allowance for Credit Losses

The allowance for credit losses reflects the Company’s current estimate of potential credit losses related to the loans held-for-investment included in the Company’s condensed consolidated balance sheets. Refer to Note 2 — Summary of Significant Accounting Policies for further discussion of the Company’s allowance for credit losses. The following table presents the activity in the Company’s allowance for credit losses by loan type for the three months ended June 30, 2020 (dollar amounts in thousands):

	Mezzanine Loans	Senior Loans	Broadly Syndicated Loans	Total
Allowance for credit losses as of December 31, 2019	$—	$—	$—	$—
Transition adjustment on January 1, 2020	1,494	468	40	2,002
Provision for credit losses	13,047	341	4,389	17,777

Allowance for credit losses as of March 31, 2020	14,541	809	4,429	19,779
Provision for credit losses	6,728	(317)	1,494	7,905

Allowance for credit losses as of June 30, 2020	$21,269	$492	$5,923	$27,684

The Company’s initial allowance for credit losses against the loans held-for-investment of $2.0 million recorded on January 1, 2020 is reflected as a direct charge to retained earnings on the Company’s condensed consolidated statements of stockholders’ equity; however, subsequent changes to the allowance for credit losses are recognized through net income on the Company’s condensed consolidated statements of operations. During the six months ended June 30, 2020, the Company recorded a $25.7 million increase in allowance for credit losses related to its loans held-for-investment, bringing the total allowance for credit losses to $27.7 million as of June 30, 2020.

During the year ended December 31, 2019, the borrower on the Company’s eight mezzanine loans, which represents approximately 3.8% of total assets as of June 30, 2020, became delinquent on certain required reserve payments. During the three months ended March 31, 2020, the borrower remained delinquent on the required reserve payments and became delinquent on principal and interest; as a result, the Company recorded an allowance for credit losses on its mezzanine loans of $14.5 million, which was the difference between the fair value of the collateral and the amortized cost basis of the loans. Additionally, during the three months ended June 30, 2020, the fair value of the collateral, which is based on comparable market sales, further decreased compared to the amortized cost basis and as a result, the Company recorded an additional allowance for credit losses on its mezzanine loans of $6.7 million. The mezzanine loans are secured by condominium properties in New York.

As further described in Note 2 — Summary of Significant Accounting Policies, the Company evaluates its loans-held-for-investment portfolio on a quarterly basis. Each quarter, the Company assesses the risk factors of each loan, and assigns a risk rating based on several factors. Factors considered in the assessment include, but are not limited to, loan and credit structure, current LTV, debt yield, collateral performance, and the quality and condition of the sponsor, borrower, and guarantor(s). Loans are rated “1” (less risk) through “5” (greater risk), which ratings are defined in Note 2 — Summary of Significant Accounting Policies.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

The Company’s primary credit quality indicator is its risk ratings, which are further discussed above. The following table presents the net book value of the Company’s loans-held-for-investment portfolio as of June 30, 2020 by year of origination, loan type, and risk rating (dollar amounts in thousands):

	Amortized Cost of Loans Held-For-Investment by Year of Origination (1)
	As of June 30, 2020
	2020	2019	2018	Total
Mezzanine loans by internal risk rating:
1	$—	$—	$—	$—
2	—	—	—	—
3	—	—	—	—
4	—	—	—	—
5	—	57,045	83,041	140,086

Total mezzanine loans	—	57,045	83,041	140,086

Senior loans by internal risk rating:
1	—	—	—	—
2	—	—	—	—
3	—	113,682	—	113,682
4	—	—	—	—
5	—	—	—	—

Total senior loans	—	113,682	—	113,682

Broadly syndicated loans by internal risk rating:
1	—	—	—	—
2	5,972	—	—	5,972
3	356,015	2,745	—	358,760
4	7,579	—	—	7,579
5	—	—	—	—

Total broadly syndicated loans	369,566	2,745	—	372,311

Less: Allowance for credit losses				(27,684)

Total loans-held-for-investment and related receivables, net				$598,395

Weighted Average Risk Rating (2)				3.5

(1)	Date loan was originated or acquired by the Company. Origination dates are subsequently updated to reflect material loan modifications.
(2)	Weighted average risk rating calculated based on carrying value at period end.

NOTE 8 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risk. During the six months ended June 30, 2020, one of the Company’s interest rate swap agreements was partially terminated prior to the maturity date, resulting in a loss of $97,000. As a result of the partial termination, the effective date of the interest rate swap agreement was modified to May 27, 2020. The loss was recorded as an increase to interest expense and other, net included in the accompanying consolidated statements of operations. As of June 30, 2020, the Company had three interest rate swap agreements designated as hedging instruments.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

The following table summarizes the terms of the Company’s interest rate swap agreements designated as hedging instruments as of June 30, 2020 and December 31, 2019 (dollar amounts in thousands):

	Balance Sheet Location	Outstanding Notional Amount as of June 30, 2020	Interest Rates (1)	Effective Dates	Maturity Dates	Fair Value of Liabilities as of
						June 30, 2020	December 31, 2019 (2)
Interest Rate Swaps	Derivative liabilities, deferred rental income and other liabilities	$865,266	2.55% to 3.67%	6/29/2016 to 5/27/2020	3/15/2021 to 7/1/2021	$(11,200)	$(4,181)

(1)	The interest rates consist of the underlying index swapped to a fixed rate and the applicable interest rate spread as of June 30, 2020.
(2)

As of December 31, 2019, the Company had two interest rate swap agreements in an asset position with a notional amount of $60.0 million and a fair value of $261,000 included in prepaid expenses and other assets on the condensed consolidated balance sheets.

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 — Fair Value Measurements. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges in order to hedge the variability of the anticipated cash flows on its variable rate debt. The change in fair value of the derivative instruments that are designated as hedges is recorded in other comprehensive income (loss), with a portion of the amount subsequently reclassified to interest expense as interest payments are made on the Company’s variable rate debt. For the three and six months ended June 30, 2020, the amount of losses reclassified from other comprehensive income (loss) as an increase to interest expense was $3.3 million and $4.3 million, respectively. For the three and six months ended June 30, 2019, the amount of gains reclassified from other comprehensive income (loss) as a decrease to interest expense was $1.3 million and $2.8 million, respectively. The total unrealized loss on interest rate swaps of $11.2 million and $3.9 million as of June 30, 2020 and December 31, 2019, respectively, is included in accumulated other comprehensive (loss) income in the accompanying condensed consolidated statement of stockholders’ equity. During the next 12 months, the Company estimates that $11.2 million will be reclassified from other comprehensive income (loss) as an increase to interest expense. The Company includes cash flows from interest rate swap agreements in net cash flows provided by operating activities on its condensed consolidated statements of cash flows, as the Company’s accounting policy is to present cash flows from hedging instruments in the same category in its condensed consolidated statements of cash flows as the category for cash flows from the hedged items.

The Company has agreements with each of its derivative counterparties that contain provisions whereby if the Company defaults on certain of its unsecured indebtedness, the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value, inclusive of interest payments and accrued interest, of $11.9 million at June 30, 2020. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the credit quality of the Company and the respective counterparty. There were no termination events or events of default related to the interest rate swaps as of June 30, 2020.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

NOTE 9 — CREDIT FACILITIES, NOTES PAYABLE AND REPURCHASE FACILITY

As of June 30, 2020, the Company had $1.7 billion of debt outstanding, including net deferred financing costs, with a weighted average years to maturity of 2.2 years and a weighted average interest rate of 3.3%. The weighted average years to maturity is computed using the scheduled repayment date as specified in each loan agreement where applicable. The weighted average interest rate is computed using the interest rate in effect until the scheduled repayment date. Should a loan not be repaid by its scheduled repayment date, the applicable interest rate will increase as specified in the respective loan agreement.

The following table summarizes the debt balances as of June 30, 2020 and December 31, 2019, and the debt activity for the six months ended June 30, 2020 (in thousands):

		During the Six Months Ended June 30, 2020
	Balance as of December 31, 2019	Debt Issuances & Assumptions (1)	Repayments & Modifications (2)	Accretion and (Amortization)	Balance as of June 30, 2020
Fixed rate debt	$726,261	$—	$(218,814)	$—	$507,447
Credit facilities	885,000	246,500	—	—	1,131,500
Repurchase facility	—	74,492	—	—	74,492

Total debt	1,611,261	320,992	(218,814)	—	1,713,439

Net premiums (3)	241	—	—	(45)	196
Deferred costs – credit facility (4)	(3,933)	—	—	890	(3,043)
Deferred costs – fixed rate debt	(2,709)	—	186 (5)	529	(1,994)

Total debt, net	$1,604,860	$320,992	$(218,628)	$1,374	$1,708,598

(1)	Includes deferred financing costs incurred during the period.
(2)	In connection with the repayment of certain mortgage notes, the Company recognized a loss on extinguishment of debt of $4.8 million during the six months ended June 30, 2020.
(3)

Net premiums on mortgage notes payable were recorded upon the assumption of the respective debt instruments. Amortization of these net premiums is recorded as a reduction to interest expense over the remaining term of the respective debt instruments using the effective-interest method.

(4)	Deferred costs related to the term portion of the Credit Facility (as defined below).
(5)	Represents deferred financing costs written off during the period resulting from debt repayments prior to the respective maturity dates.

Notes Payable

As of June 30, 2020, the fixed rate debt outstanding of $507.4 million included $53.6 million of variable rate debt that is fixed through interest rate swap agreements, which has the effect of fixing the variable interest rates per annum through the maturity date of the variable rate debt. The fixed rate debt has interest rates ranging from 2.6% to 5.0% per annum. The fixed rate debt outstanding matures on various dates from April 5, 2021 through May 10, 2024. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the fixed rate debt outstanding was $865.5 million as of June 30, 2020. Each of the mortgage notes payable comprising the fixed rate debt is secured by the respective properties on which the debt was placed.

Credit Facilities

The Company has a second amended and restated unsecured credit agreement (the “Second Amended and Restated Credit Agreement”) with JPMorgan Chase Bank, N.A. as administrative agent (“JPMorgan Chase”),

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

and the other lenders party thereto that provides for borrowings of up to $1.24 billion as of June 30, 2020, which includes a $885.0 million unsecured term loan (the “Term Loan”) and up to $350.0 million in unsecured revolving loans (the “Revolving Loans” and, collectively with the Term Loan, the “Credit Facility”). The Term Loan matures on March 15, 2022 and the Revolving Loans mature on March 15, 2021; however, the Company has the right to extend the maturity date of the Revolving Loans to March 15, 2022.

Depending upon the type of loan specified and overall leverage ratio, the Credit Facility bears interest at (i) the one-month, two-month, three-month or six-month LIBOR multiplied by the statutory reserve rate (the “Eurodollar Rate”) plus an interest rate spread ranging from 1.65% to 2.25% or (ii) a base rate, ranging from 0.65% to 1.25%, plus the greater of: (a) JPMorgan Chase’s prime rate; (b) the Federal Funds Effective Rate (as defined in the Second Amended and Restated Credit Agreement) plus 0.50%; or (c) the one-month LIBOR multiplied by the statutory reserve rate plus 1.00%. As of June 30, 2020, there was $110.0 million outstanding under the Revolving Loans at a weighted average interest rate of 1.8%. As of June 30, 2020, the Term Loan outstanding totaled $885.0 million, $811.7 million of which is subject to interest rate swap agreements (the “Swapped Term Loan”). The interest rate swap agreements had the effect of fixing the Eurodollar Rate per annum of the Swapped Term Loan at an all-in rate of 3.7%. As of June 30, 2020, the Company had $995.0 million outstanding under the Credit Facility at a weighted average interest rate of 3.3% and $240.0 million in unused capacity, subject to borrowing availability. The Company had available borrowings of $60.9 million as of June 30, 2020.

The Second Amended and Restated Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature. In particular, the Second Amended and Restated Credit Agreement requires the Company to maintain a minimum consolidated net worth greater than or equal to the sum of (i) $2.0 billion plus (ii) 75% of the equity issued minus (iii) the aggregate amount of any redemptions or similar transaction from the date of the Second Amended and Restated Credit Agreement, a leverage ratio less than or equal to 60%, a fixed charge coverage ratio greater than 1.50, an unsecured debt to unencumbered asset value ratio equal to or less than 60%, an unsecured debt service coverage ratio greater than 1.75, a secured debt ratio equal to or less than 40% and the amount of secured debt that is recourse debt at no greater than 15% of total asset value. The Company believes it was in compliance with the financial covenants under the Second Amended and Restated Credit Agreement, as well as the financial covenants under the Company’s various fixed and variable rate debt agreements, as of June 30, 2020, with the exception of one mortgage note where the Company failed to meet the debt service coverage ratio covenant under the mortgage at June 30, 2020. Pursuant to the loan agreement, non-compliance with the debt service coverage ratio covenant triggers a cash sweep of the underlying property’s operating cash flow, which was waived during the six months ended June 30, 2020.

On December 31, 2019 (the “Closing Date”), CMFT Corporate Credit Securities, LLC, an indirect wholly-owned, bankruptcy-remote subsidiary of the Company, entered into a revolving credit and security agreement (the “Credit and Security Agreement”) with the lenders from time to time parties thereto, Citibank, N.A. (“Citibank”), as administrative agent, CMFT Securities Investments, LLC, a wholly-owned subsidiary of the Company, as equityholder and as collateral manager, Citibank (acting through its Agency & Trust division), as both a collateral agent and as a collateral custodian, and Virtus Group, LP, as collateral administrator. The Credit and Security Agreement provides for borrowings in an aggregate principal amount up to $500.0 million (the “Credit Securities Revolver”), which may be increased from time to time pursuant to the Credit and Security Agreement. As of June 30, 2020, the amounts borrowed and outstanding under the Credit Securities Revolver totaled $136.5 million at a weighted average interest rate of 2.0%.

Borrowings under the Credit and Security Agreement will bear interest equal to the three-month LIBOR for the relevant interest period, plus an applicable rate. The applicable rate is 1.70% per annum during the reinvestment

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

period and 2.00% per annum during the amortization period (and, in each case, an additional 2.00% per annum following an event of default under the Credit and Security Agreement). The reinvestment period begins on the Closing Date and concludes on the earlier of (i) the date that is three years after the Closing Date, (ii) the final maturity date and (iii) the date on which the total assets under management of the Company and its wholly-owned subsidiaries is less than $1.25 billion (the “Reinvestment Period”). The final maturity date is the earliest to occur of: (i) the date that the Credit Securities Revolver is paid down and (ii) the second anniversary after the Reinvestment Period concludes. Borrowings under the Credit and Security Agreement are secured by substantially all of the assets held by CMFT Corporate Credit Securities, LLC, which shall primarily consist of broadly-syndicated senior secured loans subject to certain eligibility criteria under the Credit and Security Agreement.

Repurchase Facility

On June 4, 2020 (the “Repurchase Closing Date”), CMFT RE Lending RF Sub CB, LLC (“CMFT Lending”), an indirect wholly-owned subsidiary of the Company, entered into a Master Repurchase Agreement (the “Repurchase Agreement”) with Citibank, which provides up to $300.0 million of financing primarily through Citibank’s purchase of the Company’s CRE mortgage loans and future funding advances (the “Repurchase Facility”). The Repurchase Agreement provides for a simultaneous agreement by Citibank to re-sell such purchased CRE mortgage loans back to CMFT Lending at a certain future date or upon demand. Advances under the Repurchase Agreement accrue interest at per annum rates based on the one-month LIBOR, plus a spread to be determined on a case-by-case basis between Citibank and CMFT Lending. The Repurchase Facility matures on June 4, 2023, with two one-year extension options, subject to certain conditions set forth in the Repurchase Agreement.

In connection with the Repurchase Agreement, the Company (as the guarantor) entered into a guaranty with Citibank (the “Guaranty”), under which the Company agreed to guarantee up to 25% of CMFT Lending’s obligations under the Repurchase Agreement. As of June 30, 2020, the Company had two senior loans with an aggregate carrying value of $113.7 million financed with $74.5 million under the Repurchase Facility at a weighted average interest rate of 2.2%.

The Repurchase Agreement and the Guaranty contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. In addition, the Guaranty contains financial covenants that require the Company to maintain: (i) minimum liquidity of not less than the lower of (a) $50.0 million and (b) the greater of (A) $10.0 million and (B) 5% of the Company’s recourse indebtedness, as defined in the Guaranty; (ii) minimum consolidated net worth greater than or equal to $1.0 billion plus (a) 75% of the equity issued by the Company following the Repurchase Closing Date minus (b) the aggregate amount of any redemptions or similar transaction by the Company from the Repurchase Closing Date; (iii) maximum leverage ratio of total indebtedness to total equity less than or equal to 80%; and (iv) minimum interest coverage ratio of EBITDA (as defined in the Guaranty) to interest expense equal to or greater than 1.40. The Company believes it was in compliance with the financial covenants under the Repurchase Agreement as of June 30, 2020.

Maturities

With respect to the $163.6 million of debt maturing within the next 12 months following the date these financial statements are issued, the Company believes cash on hand, proceeds from real estate asset dispositions, net cash provided by operations, borrowings available under the credit facilities or the entry into new financing arrangements will be sufficient in order to meet its debt obligations as they become due.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt subsequent to June 30, 2020 (in thousands):

Principal Repayments
Remainder of 2020	$264
2021	201,301
2022	913,963
2023	393,646
2024	204,265
Thereafter	—

Total	$1,713,439

NOTE 10 — SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures for the six months ended June 30, 2020 and 2019 are as follows (in thousands):

	Six Months Ended June 30,
	2020	2019
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$4,990	$15,985
Accrued capital expenditures	$139	$444
Interest income capitalized to loans held-for-investment	$539	$2,643
Common stock issued through distribution reinvestment plan	$28,774	$42,320
Change in fair value of interest rate swaps	$(7,280)	$(14,542)
Supplemental Cash Flow Disclosures:
Interest paid	$30,686	$49,374
Cash paid for taxes	$466	$301

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.

Unfunded Commitments

As of June 30, 2020, the Company had $14.9 million of unfunded commitments related to its existing CRE loans held-for-investment. These commitments are not reflected in the accompanying condensed consolidated balance sheet.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Unsettled Broadly Syndicated Loans

As of June 30, 2020, the Company had $14.3 million of unsettled broadly syndicated loan acquisitions and $3.0 million of unsettled broadly syndicated loan sales, none of which settled subsequent to June 30, 2020. Unsettled acquisitions are included in cash and cash equivalents in the accompanying condensed consolidated balance sheet.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. In addition, the Company may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify the Company against future remediation costs. The Company also carries environmental liability insurance on its properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which the Company may be liable. The Company is not aware of any environmental matters which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.

NOTE 12 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred fees and expenses payable to CMFT Management and certain of its affiliates in connection with the acquisition, management and disposition of its assets. On August 20, 2019, the Company and CMFT Management entered into an Amended and Restated Management Agreement (the “Management Agreement”), which amended and restated that certain Advisory Agreement between the parties dated January 24, 2012, as amended (the “Prior Advisory Agreement”). Following the effective date of the Management Agreement, CMFT Management is no longer entitled to receive the advisory fee, acquisition fees, subordinated performance fee, or disposition fees pursuant to the Prior Advisory Agreement, as described below; provided, however, that for the Company’s properties under contract to be sold or specifically identified in a broker agreement as being marketed for sale as of the effective date of the Management Agreement, CMFT Management may be entitled to receive a disposition fee in accordance with the terms of the Prior Advisory Agreement. In addition, CMFT Management generally shall continue to be entitled to reimbursement for costs and expenses to the extent incurred on behalf of the Company in accordance with the Management Agreement; provided, however, that the limits on reimbursement for organization and offering expenses, acquisition expenses and operating expenses as defined and provided in the Prior Advisory Agreement shall no longer be applicable.

Management fees

Pursuant to the Management Agreement, beginning on August 20, 2019, the Company pays CMFT Management a management fee, payable quarterly in arrears, equal to the greater of (a) $250,000 per annum ($62,500 per quarter) and (b) 1.50% per annum (0.375% per quarter) of the Company’s Equity (as defined in the Management Agreement).

Incentive compensation

Pursuant to the Management Agreement, beginning on August 20, 2019, CMFT Management is entitled to receive incentive compensation, payable with respect to each quarter, which is generally equal to the excess of (a) the product of (i) 20% and (ii) the excess of (A) Core Earnings (as defined in the Management Agreement) of

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

the Company for the previous 12-month period, over (B) the product of (1) the Company’s Consolidated Equity (as defined in the Management Agreement) in the previous 12-month period, and (2) 7% per annum, over (b) the sum of any incentive compensation paid to CMFT Management with respect to the first three calendar quarters of such previous 12-month period (or such lesser number of completed calendar quarters preceding the applicable period, if applicable). During the three and six months ended June 30, 2020 and 2019, no incentive compensation fees were incurred.

Acquisition fees and expenses

Pursuant to the Prior Advisory Agreement, through August 20, 2019, the Company paid CMFT Management or its affiliates acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset the Company acquired; (2) the amount paid in respect of the development, construction or improvement of each asset the Company acquired; (3) the purchase price of any loan the Company acquired; and (4) the principal amount of any loan the Company originated. In addition, the Company reimbursed CMFT Management or its affiliates for acquisition-related expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of the Board, including a majority of the Company’s independent directors, as commercially competitive, fair and reasonable to the Company. Other transaction-related expenses, such as advisor reimbursements for disposition activities, are expensed as incurred and are included in transaction-related expenses on the condensed consolidated statements of operations.

Advisory fees and expenses

Pursuant to the Prior Advisory Agreement, through August 20, 2019, the Company paid CMFT Management a monthly advisory fee based upon the Company’s monthly average invested assets, which, effective January 1, 2019, was based on the estimated market value of such assets used to determine the Company’s estimated per share NAV as of December 31, 2018, as discussed in Note 1 — Organization and Business, and for those assets acquired subsequent to December 31, 2018, was based on the purchase price. The monthly advisory fee was equal to the following amounts: (1) an annualized rate of 0.75% paid on the Company’s average invested assets that are between $0 and $2.0 billion; (2) an annualized rate of 0.70% paid on the Company’s average invested assets that are between $2.0 billion and $4.0 billion; and (3) an annualized rate of 0.65% paid on the Company’s average invested assets that are over $4.0 billion.

Operating expenses

The Company reimburses CMFT Management or its affiliates for certain expenses CMFT Management or its affiliates paid or incurred in connection with the services provided to the Company. Through August 20, 2019, such reimbursements were subject to the limitation that the Company would not reimburse CMFT Management or its affiliates for any amount by which the operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeded the greater of: (1) 2.0% of average invested assets, or (2) 25.0% of net income excluding any additions to reserves for depreciation or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Pursuant to the Management Agreement, beginning on August 20, 2019, such limits are no longer applicable. The Company will reimburse CMFT Management or its affiliates for salaries and benefits paid to personnel who provide services to the Company including the Company’s executive officers and any portfolio management, acquisitions or investment professionals.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Disposition fees

Pursuant to the Prior Advisory Agreement, through August 20, 2019, if CMFT Management or its affiliates provided a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more properties (or the Company’s entire portfolio), the Company paid CMFT Management or its affiliates a disposition fee in an amount equal to up to one-half of the real estate or brokerage commission paid by the Company to third parties on the sale of such property, not to exceed 1.0% of the contract price of the property sold; provided, however, in no event would the total disposition fees paid to CMFT Management, its affiliates and unaffiliated third parties exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price. For the Company’s properties under contract to be sold or specifically identified in a broker agreement as being marketed for sale as of August 20, 2019, CMFT Management may be entitled to receive a disposition fee in accordance with the terms of the Prior Advisory Agreement.

Subordinated performance fees

Pursuant to the Prior Advisory Agreement, through August 20, 2019, if the Company was sold or its assets were liquidated, CMFT Management was entitled to receive a subordinated performance fee equal to 15.0% of the net sale proceeds remaining after stockholders received, from regular distributions plus special distributions paid from proceeds of such sale, a return of their net capital invested and an 8.0% annual cumulative, non-compounded return. Alternatively through August 20, 2019, if the Company’s shares were listed on a national securities exchange, CMFT Management was entitled to a subordinated performance fee equal to 15.0% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeded the sum of the total amount of capital raised from stockholders and the amount of distributions necessary to generate an 8.0% annual cumulative, non-compounded return to stockholders. As an additional alternative, upon termination of the Prior Advisory Agreement, CMFT Management was entitled to a subordinated performance fee similar to the fee to which CMFT Management would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. During the three and six months ended June 30, 2020 and 2019, no subordinated performance fees were incurred related to any such events.

The Company recorded fees and expense reimbursements as shown in the table below for services provided by CMFT Management or its affiliates related to the services described above during the periods indicated (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Management fees and expenses	$11,398	$—	$22,488	$—
Acquisition fees and expenses	$205	$1,439	$332	$1,625
Disposition fees	$—	$246	$341	$1,047
Advisory fees and expenses	$—	$10,191	$—	$20,210
Operating expenses	$1,205	$739	$2,015	$1,713

Of the amounts shown above, $13.8 million and $2.2 million had been incurred, but not yet paid, for services provided by CMFT Management or its affiliates in connection with management and operating activities during the six months ended June 30, 2020 and 2019, respectively, and such amounts were recorded as liabilities of the Company as of such dates.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Due to Affiliates

As of June 30, 2020 and December 31, 2019, $13.8 million and $14.5 million, respectively, had been incurred primarily for management fees and operating expenses by CMFT Management or its affiliates, but had not yet been reimbursed by the Company. These amounts were included in due to affiliates in the condensed consolidated balance sheets for such periods.

NOTE 13 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged and may in the future engage CMFT Management or its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, as well as other administrative responsibilities for the Company including accounting services and stockholder relations. As a result of these relationships, the Company is dependent upon CMFT Management or its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

NOTE 14 — STOCKHOLDERS’ EQUITY

Equity-Based Compensation

On August 10, 2018, the Board approved the adoption of the Company’s 2018 Equity Incentive Plan (the “Plan”), under which 400,000 of the Company’s common shares were reserved for issuance and share awards of approximately 367,500 are available for future grant as of June 30, 2020.

As of June 30, 2020, the Company has granted awards of approximately 6,500 restricted shares to each of the independent members of the Board (approximately 32,500 restricted shares in aggregate) under the Plan. As of June 30, 2020, 14,000 of the restricted shares had vested based on one year of continuous service. The remaining 18,500 restricted shares issued had not vested or been forfeited as of June 30, 2020. The fair value of the Company’s share awards is determined using the Company’s NAV per share on the date of grant. Compensation expense related to these restricted shares is recognized over the vesting period. The Company recorded compensation expense of $40,000 and $80,000 for the three and six months ended June 30, 2020, respectively, and $32,000 and $64,000 for the three and six months ended June 30, 2019, respectively, related to these restricted shares which is included in general and administrative expenses in the accompanying condensed consolidated statements of operations. As of June 30, 2020, there was $40,000 of total unrecognized compensation expense related to shares, which will be recognized ratably over the remaining period of service prior to October 2020.

NOTE 15 — LEASES

The Company’s real estate assets are leased to tenants under operating leases for which the terms, expirations and extension options vary. The Company’s operating leases do not convey to the lessee the right to purchase the underlying asset upon expiration of the lease period. To determine whether a contract contains a lease, the Company reviews contracts to determine if the agreement conveys the right to control the use of an asset. The Company accounts for lease and non-lease components as a single, combined operating lease component. Non-lease components primarily consist of maintenance services, including CAM, real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. Non-lease components are considered to be variable rental and other property income and are recognized in the period incurred.

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

As of June 30, 2020, the leases had a weighted-average remaining term of 8.6 years. Certain leases include provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other negotiated terms and conditions. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of June 30, 2020, the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, was as follows (in thousands):

Future Minimum Rental Income
Remainder of 2020	$116,310
2021 (1)	211,459
2022	199,520
2023	181,794
2024	162,980
Thereafter	1,087,429

Total	$1,959,492

(1)

Excludes $1.2 million of rental income deferrals requested and granted during 2020 due to the COVID-19 pandemic, which are scheduled to be collected in 2021 based on the terms of the executed deferral arrangements.

A certain amount of the Company’s rental and other property income is from tenants with leases which are subject to contingent rent provisions. These contingent rents are subject to the tenant achieving periodic revenues in excess of specified levels. For the three and six months ended June 30, 2020 and 2019, the amount of the contingent rent earned by the Company was not significant.

Rental and other property income during the three and six months ended June 30, 2020 and 2019 consisted of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Fixed rental and other property income (1)	$51,423	$87,567	$108,096	$177,302
Variable rental and other property income (2)	8,680	12,883	20,443	27,910

Total rental and other property income	$60,103	$100,450	$128,539	$205,212

(1)

Consists primarily of fixed contractual payments from operating leases with tenants recognized on a straight-line basis over the lease term, including amortization of acquired above- and below-market leases, and is net of uncollectable lease-related receivables.

(2)	Consists primarily of tenant reimbursements for recoverable real estate taxes and property operating expenses, and percentage rent.

The Company has one property subject to a non-cancelable operating ground lease with a remaining term of 13.2 years. Upon initial adoption of ASC 842, the Company recognized a lease liability (in deferred rental income and

CIM REAL ESTATE FINANCE TRUST, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

other liabilities) and a related ROU asset (in prepaid expenses, derivative assets and other assets) of $2.7 million in the condensed consolidated balance sheets. The lease liability and ROU asset were initially measured at the present value of the future minimum lease payments using a discount rate of 4.3%. This reflects the Company’s incremental borrowing rate, which was calculated based on the interest rate the Company would incur to borrow on a fully collateralized basis over a term similar to the lease.

The Company recognized $63,000 and $125,000 of ground lease expense during the three and six months ended June 30, 2020, respectively, of which $61,000 and $121,000 were paid in cash during the period it was recognized. As of June 30, 2020, the Company’s scheduled future minimum rental payments related to its operating ground lease is approximately $125,000 for the remainder of 2020, $250,000 annually for 2021 through 2025, and $1.9 million thereafter through the maturity date of the lease in August 2033.

NOTE 16 — SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2020:

Redemption of Shares of Common Stock

Subsequent to June 30, 2020, the Company redeemed approximately 1.3 million shares pursuant to the Company’s share redemption program for $9.3 million (at an average price per share of $7.26). Management, in its discretion, limited the amount of shares redeemed for the three months ended June 30, 2020 to an amount equal to the net proceeds the Company received from the sale of shares in the DRIP Offerings during the respective period. The remaining redemption requests received during the three months ended June 30, 2020 totaling approximately 23.2 million shares went unfulfilled.

Broadly Syndicated Loans

Subsequent to June 30, 2020, the Company settled $4.1 million of net broadly syndicated loan transactions that were entered into subsequent to June 30, 2020.

Property Acquisitions

Subsequent to June 30, 2020, the Company acquired two properties for an aggregate purchase price of $9.8 million. The Company has not completed its initial purchase price allocation with respect to this property and therefore cannot provide similar disclosures to those included in Note 4 — Real Estate Assets in these condensed consolidated financial statements for these properties.

Property Disposition

Subsequent to June 30, 2020, the Company disposed of one property for an aggregate gross sales price of $1.3 million. The property disposition resulted in proceeds of $1.2 million after closing costs to CMFT Management or its affiliates and a gain of approximately $33,000. The Company has no continuing involvement with this property.

Estimated Per Share NAV

On August 11, 2020, the Board established an updated estimated per share NAV of the Company’s common stock as of June 30, 2020, of $7.31 per share. Commencing on August 14, 2020, distributions will be reinvested in shares of the Company’s common stock under the Secondary DRIP Offering at a price of $7.31 per share. Pursuant to the terms of the Company’s share redemption program, commencing on August 14, 2020, the updated estimated per share NAV of $7.31 as of June 30, 2020, will serve as the most recent estimated value for purposes of the share redemption program going forward, until such time as the Board determines a new estimated per share NAV.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Cole Office & Industrial REIT (CCIT III), Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cole Office & Industrial REIT (CCIT III), Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Phoenix, Arizona

March 27, 2020

We have served as the Company’s auditor since 2014.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2018
ASSETS
Real estate assets:
Land	$3,245,003	$3,245,003
Buildings and improvements	41,258,770	41,258,770
Intangible lease assets	5,101,432	5,101,432

Total real estate assets, at cost	49,605,205	49,605,205
Less: accumulated depreciation and amortization	(5,735,541)	(3,823,287)

Total real estate assets, net	43,869,664	45,781,918
Cash and cash equivalents	1,206,262	635,959
Rents and tenant receivables	1,112,208	943,287
Prepaid expenses and other assets	54,716	79,198
Deferred costs, net	56,689	407,029

Total assets	$46,299,539	$47,847,391

LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facility	$24,175,000	$24,175,000
Accrued expenses and accounts payable	628,747	683,380
Due to affiliates	110,872	188,461
Distributions payable	132,145	155,111
Deferred rental income	217,149	—

Total liabilities	25,263,913	25,201,952

Commitments and contingencies
Redeemable common stock	—	182,158

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value per share; 245,000,000 shares authorized, 2,504,629 and 2,424,682 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	24,974	24,179
Class T common stock, $0.01 par value per share; 245,000,000 shares authorized, 722,873 and 747,316 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	7,229	7,473
Capital in excess of par value	28,707,032	28,016,307
Accumulated distributions in excess of earnings	(7,703,609)	(5,584,678)

Total stockholders’ equity	21,035,626	22,463,281

Total liabilities, redeemable common stock, and stockholders’ equity	$46,299,539	$47,847,391

The accompanying notes are an integral part of these consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2019	2018	2017
Revenues:
Rental and other property income	$4,467,383	$4,406,375	$4,104,597
Operating expenses:
General and administrative	932,253	936,397	815,586
Property operating	35,516	13,130	12,058
Real estate tax	544,967	506,499	1,215,423
Advisory fees and expenses	—	—	60,565
Transaction-related	—	—	41,576
Depreciation and amortization	1,912,254	1,912,254	1,493,033

Total operating expenses	3,424,990	3,368,280	3,638,241

Operating income	1,042,393	1,038,095	466,356

Other expense:
Interest expense and other, net	(1,530,075)	(1,809,807)	(1,588,351)

Net loss	$(487,682)	$(771,712)	$(1,121,995)

Class A Common Stock:
Net loss	$(331,200)	$(523,089)	$(894,373)

Basic and diluted weighted average number of common shares outstanding	2,479,876	1,977,654	993,758

Basic and diluted net loss per common share	$(0.13)	$(0.26)	$(0.90)

Class T Common Stock:
Net loss	$(156,482)	$(248,623)	$(227,622)

Basic and diluted weighted average number of common shares outstanding	740,477	699,395	228,908

Basic and diluted net loss per common share	$(0.21)	$(0.36)	$(0.99)

The accompanying notes are an integral part of these consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Class A Common Stock		Class T Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Total Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance, January 1, 2017	334,618	$3,346	5,225	$52	$3,068,672	$(1,442,163)	$1,629,907
Issuance of common stock	1,102,237	11,023	626,121	6,261	16,840,000	—	16,857,284
Distributions declared on common stock — $0.60 per common share	—	—	—	—	—	(711,621)	(711,621)
Commissions on stock sales and related dealer manager fees	—	—	—	—	(1,129,983)	—	(1,129,983)
Other offering costs	—	—	—	—	(169,994)	—	(169,994)
Distribution and stockholder servicing fees	—	—	—	—	(237,105)	—	(237,105)
Changes in redeemable common stock	—	—	—	—	(87,337)	—	(87,337)
Net loss	—	—	—	—	—	(1,121,995)	(1,121,995)

Balance, December 31, 2017	1,436,855	$14,369	631,346	$6,313	$18,284,253	$(3,275,779)	$15,029,156
Issuance of common stock	984,096	9,840	115,970	1,160	10,746,207	—	10,757,207
Equity-based compensation	9,066	23	—	—	20,602	—	20,625
Distributions declared on common stock — $0.60 per common share	—	—	—	—	—	(1,537,187)	(1,537,187)
Commissions on stock sales and related dealer manager fees	—	—	—	—	(747,395)	—	(747,395)
Other offering costs	—	—	—	—	(109,044)	—	(109,044)
Distribution and stockholder servicing fees	—	—	—	—	(35,533)	—	(35,533)
Redemptions of common stock	(5,335)	(53)	—	—	(47,962)	—	(48,015)
Changes in redeemable common stock	—	—	—	—	(94,821)	—	(94,821)
Net loss	—	—	—	—	—	(771,712)	(771,712)

Balance, December 31, 2018	2,424,682	$24,179	747,316	$7,473	$28,016,307	$(5,584,678)	$22,463,281
Issuance of common stock	86,168	861	24,638	247	1,006,955	—	1,008,063
Equity-based compensation	9,593	92	—	—	82,408	—	82,500
Distributions declared on common stock — $0.525 per common share	—	—	—	—	—	(1,631,249)	(1,631,249)
Commissions on stock sales and related dealer manager fees	—	—	—	—	(30,501)	—	(30,501)
Other offering costs	—	—	—	—	(6,571)	—	(6,571)
Distribution and stockholder servicing fees	—	—	—	—	15,884	—	15,884
Redemptions of common stock	(15,814)	(158)	(49,081)	(491)	(559,608)	—	(560,257)
Changes in redeemable common stock	—	—	—	—	182,158	—	182,158
Net loss	—	—	—	—	—	(487,682)	(487,682)

Balance, December 31, 2019	2,504,629	$24,974	722,873	$7,229	$28,707,032	$(7,703,609)	$21,035,626

The accompanying notes are an integral part of these consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net loss	$(487,682)	$(771,712)	$(1,121,995)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization, net	1,912,254	1,912,254	1,493,033
Amortization of deferred financing costs	244,673	561,711	501,250
Straight-line rental income	(79,302)	(147,731)	(210,776)
Equity-based compensation	82,500	20,625	—
Write-off of deferred financing costs	183,850	—	—
Changes in assets and liabilities:
Rents and tenant receivables	(89,619)	223,269	(494,449)
Prepaid expenses and other assets	24,482	37,598	(110,396)
Accrued expenses and accounts payable	(54,633)	(170,008)	487,383
Deferred rental income	217,149	(208,716)	4,092
Due to affiliates	(757)	(60,301)	(14,466)

Net cash provided by operating activities	1,952,915	1,396,989	533,676

Cash flows from investing activities:
Investment in real estate assets	—	—	(16,855,205)
Payment of property escrow deposits	—	—	(250,000)
Refund of property escrow deposits	—	—	250,000

Net cash used in investing activities	—	—	(16,855,205)

Cash flows from financing activities:
Proceeds from issuance of common stock	350,001	10,187,281	16,677,720
Redemptions of common stock	(560,257)	(48,015)	—
Offering costs on issuance of common stock	(37,072)	(856,439)	(1,299,977)
Distribution and stockholder servicing fees paid	(60,948)	(65,165)	(21,753)
Distributions to stockholders	(996,153)	(912,391)	(448,362)
Proceeds from credit facility	—	—	12,700,000
Repayments of credit facility	—	(7,800,000)	(2,725,000)
Proceeds from subordinate promissory note	—	2,200,000	16,488,631
Repayment of subordinate promissory note	—	(3,800,000)	(25,188,631)
Deferred financing costs paid	(78,183)	(17,762)	(114,687)

Net cash (used in) provided by financing activities	(1,382,612)	(1,112,491)	16,067,941

Net increase (decrease) in cash and cash equivalents	570,303	284,498	(253,588)
Cash and cash equivalents, beginning of period	635,959	351,461	605,049

Cash and cash equivalents, end of period	$1,206,262	$635,959	$351,461

Supplemental disclosures of non-cash investing and financing activities:
Distributions declared and unpaid	$132,145	$155,111	$100,241
Change in accrued distribution and stockholder servicing fees	$(15,884)	$35,533	$237,105
Common stock issued through distribution reinvestment plan	$658,062	$569,926	$179,564
Supplemental cash flow disclosures:
Interest paid	$1,107,570	$1,269,123	$1,102,926
Cash paid for taxes	$7,048	$6,467	$2,491

The accompanying notes are an integral part of these consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Office & Industrial REIT (CCIT III), Inc. (the “Company”) is a non-exchange traded real estate investment trust (“REIT”) formed as a Maryland corporation on May 22, 2014, that elected to be taxed, and currently qualifies, as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2017. The Company primarily acquires and operates commercial real estate assets, primarily consisting of single-tenant, income-producing necessity office and industrial properties, which are leased to creditworthy tenants under long-term leases. As of December 31, 2019, the Company owned two office and industrial properties, comprising 391,000 rentable square feet of commercial space located in two states. As of December 31, 2019, the rentable square feet at these properties was 100% leased.

Substantially all of the Company’s business is conducted through Cole Corporate Income Operating Partnership III, LP (“CCI III OP”), a Delaware limited partnership, of which the Company is the sole general partner and owns, directly or indirectly, 100% of the partnership interests.

The Company is externally managed by Cole Corporate Income Management III, LLC, a Delaware limited liability company (“CCI III Management”), which is an affiliate of CIM Group, LLC (“CIM”). CIM is a community-focused real estate and infrastructure owner, operator, developer and lender with multi-disciplinary expertise, including acquisitions, management, development, leasing, research and capital markets. CIM is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; New York, New York; Chicago, Illinois and Phoenix, Arizona.

CCO Group, LLC owns and controls CCI III Management, the Company’s advisor, and is the indirect owner of CCO Capital, LLC (“CCO Capital”), the Company’s dealer manager, and CREI Advisors, LLC (“CREI Advisors”), the Company’s property manager. CCO Group, LLC and its subsidiaries (collectively, “CCO Group”) serve as the Company’s sponsor and as a sponsor to CIM Real Estate Finance Trust, Inc. (formerly known as Cole Credit Property Trust IV, Inc.) (“CMFT”), Cole Credit Property Trust V, Inc. (“CCPT V”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”) and CIM Income NAV, Inc. (“CIM Income NAV”).

On September 22, 2016, the Company commenced its initial public offering on a “best efforts” basis, offering up to a maximum of $3.5 billion in shares of common stock (the “Offering”). Pursuant to the Offering, the Company offered up to $2.5 billion in shares of its common stock pursuant to the primary offering, consisting of two classes of shares: Class A common stock (“Class A Shares”) at a price of $10.00 per share (up to $1.25 billion in shares) and Class T common stock (“Class T Shares”) at a price of $9.57 per share (up to $1.25 billion in shares). Pursuant to the Offering, the Company also offered up to $1.0 billion in shares of its common stock pursuant to a distribution reinvestment plan (the “DRIP”) at a purchase price during the Offering equal to the per share primary offering prices net of selling commissions and dealer manager fees, or $9.10 per share for both Class A Shares and Class T Shares.

Effective December 31, 2018, the primary portion of the Offering was terminated, but the Company continued to issue Class A Shares and Class T Shares pursuant to the DRIP portion of the Offering. On March 28, 2019, the Company registered an aggregate of $4,300,000 of Class A Shares and Class T Shares pursuant to a Registration Statement on Form S-3 (Registration No. 333-230565) filed with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on April 5, 2019 (the “DRIP Offering” and collectively with the Offering, the “Offerings”). As of April 30, 2019, the Company ceased issuing shares in the Offering and had sold a total of $31.2 million of Class A Shares and Class T Shares pursuant to the Offering, including $30.2 million ($23.3 million in Class A Shares and $6.9 million in Class T Shares) sold to the public pursuant to the primary portion of the Offering and $1.0 million ($655,000 in Class A Shares and $350,000 in Class T Shares) sold pursuant to the DRIP portion of the Offering. The unsold Class A Shares and Class T Shares in the Offering

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of $3.5 billion in the aggregate were subsequently deregistered. The Company began to issue Class A Shares and Class T Shares under the DRIP Offering on May 1, 2019 and will continue to issue shares under the DRIP Offering.

The Company’s board of directors (the “Board”) establishes an updated estimated per share net asset value (“NAV”) of the Company’s common stock on at least an annual basis for purposes of assisting broker-dealers that participated in the Offering in meeting their customer account reporting obligations under Financial Industry Regulatory Authority Rule 2231. Distributions are reinvested in shares of the Company’s common stock under the DRIP at the estimated per share NAV as determined by the Board. Additionally, the estimated per share NAV as determined by the Board serves as the per share NAV for purposes of the share redemption program. As of December 31, 2019, the Company’s first estimated per share NAV was $8.60 per share for both Class A and Class T Shares, which was established on February 13, 2019 using a valuation date of December 31, 2018. On March 25, 2020, the Board established an updated estimated per share NAV of the Company’s common stock, as of December 31, 2019, of $7.60 per share for both Class A Shares and Class T Shares. As a result, commencing on March 30, 2020, distributions are reinvested under the DRIP at a price of $7.60 per share for both Class A Shares and Class T Shares, the estimated per share NAV as of December 31, 2019, as determined by the Board. Additionally, $7.60 per share will serve as the most recent estimated per share NAV for purposes of the share redemption program. The Company’s estimated per share NAVs are not audited or reviewed by its independent registered public accounting firm.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation.

The Company combined rental income of $3.9 million and tenant reimbursement income of $518,000 for the year ended December 31, 2018, and rental income of $2.9 million and tenant reimbursement income of $1.2 million for the year ended December 31, 2017, into a single financial statement line item, rental and other property income, in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Site improvements	15 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

Recoverability of Real Estate Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value will be determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the years ended December 31, 2019, 2018 or 2017.

Assets Held for Sale

When a real estate asset is identified by the Company as held for sale, the Company will cease recording depreciation and amortization of the assets related to the property and estimate its fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount is then recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of December 31, 2019 or 2018.

Allocation of Purchase Price of Real Estate Assets

Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above- and below-market leases and the value of in-place leases and other intangibles, based in each case on their relative fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above- and below-market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including, for below-market leases, any bargain renewal periods. The above- and below-market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above-market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below-market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, the remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above- or below-market lease intangibles relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include leasing commissions, legal and other related expenses, and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The Company may acquire certain properties subject to contingent consideration arrangements that may obligate the Company to pay additional consideration to the seller based on the outcome of future events. Additionally, the Company may acquire certain properties for which it funds certain contingent consideration amounts into an escrow account pending the outcome of certain future events. The outcome may result in the release of all or a portion of the escrow funds to the Company or the seller or a combination thereof. Upon adoption of ASU 2017-01 (as defined below) in April 2017, contingent consideration arrangements for asset acquisitions are recognized when the contingency is resolved. The determination of the amount of contingent consideration arrangements is based on the probability of several possible outcomes as identified by management.

The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and any difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized or accreted to interest expense over the term of the respective mortgage note payable.

The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.

In April 2017, the Company elected to early adopt Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Beginning in April 2017, all real estate acquisitions qualified as asset acquisitions, and as such, acquisition-related fees and certain acquisition-related

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expenses related to these asset acquisitions are now capitalized and allocated to tangible and intangible assets and liabilities as described above. Other acquisition-related expenses, such as advisor reimbursements, continue to be expensed as incurred and are included in transaction-related expenses in the accompanying consolidated statements of operations. Prior to the adoption of ASU 2017-01 in April 2017, all of the Company’s real estate acquisitions were accounted for as business combinations, and as such, acquisition-related expenses related to these business combination acquisitions were expensed as incurred. Prior to April 2017, acquisition-related expenses included within transaction-related expenses in the Company’s consolidated statements of operations primarily consisted of legal, deed transfer and other costs related to real estate purchase transactions, including costs incurred for deals that were not consummated. The Company expects any future acquisitions to qualify as asset acquisitions and, as such, the Company will allocate the purchase price to acquired tangible assets and identified intangible assets and liabilities on a relative fair value basis.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in bank accounts. The Company deposits cash with several high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit of $250,000. At times, the Company’s cash and cash equivalents may exceed federally insured levels. Although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal fees and other costs associated with obtaining commitments for financing. These costs are amortized to interest expense over the terms of the respective financing agreements using the straight-line method, which approximates the effective interest method. Unamortized deferred financing costs are written off when the associated debt is extinguished or repaid prior to maturity. The presentation of all deferred financing costs, other than those associated with the revolving loan portion of the credit facility, are classified such that the debt issuance costs related to a recognized debt liability are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the related debt liability rather than as an asset. Debt issuance costs related to securing the Company’s revolving line of credit are presented as an asset and amortized ratably over the term of the line of credit arrangement. The Company’s total deferred costs, net in the accompanying consolidated balance sheets relate only to the revolving loan portion of the Credit Facility (as defined in Note 6 — Credit Facility). As of December 31, 2019 and 2018, the Company had $57,000 and $407,000, respectively, of deferred financing costs, net of accumulated amortization, related to the revolving loan portion of the Credit Facility. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined the financing will not close.

Distribution and Stockholder Servicing Fees

The Company pays CCO Capital a distribution and stockholder servicing fee for Class T Shares sold in the primary portion of the Offering which is calculated on a daily basis in an amount equal to 1/365th of 1.0% of the per share NAV. The aggregate distribution and stockholder servicing fee for Class T Shares will not exceed an amount equal to 4.0% of the total gross offering proceeds of Class T Shares sold in the primary portion of the Offering. The Company will cease paying the distribution and stockholder servicing fee with respect to Class T Shares sold in the Offering at the earliest of: (i) the end of the month in which the transfer agent, on the Company’s behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T Shares held in such account, or a lower limit agreed upon between

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company’s dealer manager and the participating broker-dealer at the time such Class T Shares were sold; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross offering proceeds (i.e., excluding proceeds from sales pursuant to the DRIP); (iii) the fourth anniversary of the last day of the month in which the Offering (excluding the offering of shares pursuant to the DRIP) terminates; (iv) the date such Class T Share is no longer outstanding; and (v) the date the Company effects a liquidity event (such as the sale of the Company, the sale of all or substantially all of the Company’s assets, a merger or similar transaction, the listing of the Company’s shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares). CCO Capital may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee. At the time the Company ceases paying the distribution and stockholder servicing fee with respect to an outstanding Class T Share pursuant to the provisions above, such Class T Share will convert into a number of Class A Shares (including any fractional shares) with an equivalent net asset value as such share. The distribution and stockholder servicing fee is paid monthly in arrears. An estimated liability for future distribution and stockholder servicing fees payable to CCO Capital was recognized at the time each Class T Share was sold and included in due to affiliates in the consolidated balance sheets with a corresponding decrease to capital in excess of par value.

Due to Affiliates

Certain affiliates of CCI III Management received, and will continue to receive, fees, reimbursements and compensation in connection with services provided relating to the Offerings and the acquisition, management, financing and leasing of the Company’s assets.

Redeemable Common Stock

Under the Company’s share redemption program, the Company’s obligation to redeem shares of its outstanding common stock is limited, among other things, to the net proceeds received by the Company from the sale of shares under the DRIP during the quarter, net of shares redeemed. The Company records the maximum amount that is redeemable under the share redemption program as redeemable common stock outside of permanent equity in its consolidated balance sheets. Changes in the amount of redeemable common stock from period to period are recorded as an adjustment to capital in excess of par value.

Leases

The Company adopted ASU No. 2016-02, Leases (Topic 842) (“ASC 842”), on January 1, 2019 using the optional alternative transition method for financial information and related disclosures. The Company elected the “package of practical expedients,” which permits the Company to not reassess under the new standard prior conclusions about lease identification, lease classification and initial direct costs. The Company has lease agreements with lease and non-lease components. The Company has elected to not separate non-lease components from lease components for all classes of underlying assets (primarily real estate assets) and will account for the combined components as rental and other property income. Non-lease components included in rental and other property income include certain tenant reimbursements for maintenance services (including common-area maintenance services or “CAM”), real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. As a lessor, the Company has further determined that this policy will be effective only on a lease that has been classified as an operating lease and the revenue recognition pattern and timing is the same for both types of components. The Company is not a party to any material leases where it is the lessee.

Significant judgments and assumptions are inherent in not only determining if a contract contains a lease, but also the lease classification, terms, payments, and, if needed, discount rates. Judgments include the nature of any

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options, including if they will be exercised, evaluation of implicit discount rates and the assessment and consideration of “fixed” payments for straight-line rent revenue calculations.

Lease costs represent the initial direct costs incurred in the origination, negotiation and processing of a lease agreement. Such costs include outside broker commissions and other independent third-party costs and are amortized over the life of the lease on a straight-line basis. Costs related to salaries and benefits, supervision, administration, unsuccessful origination efforts and other activities not directly related to completed lease agreements are expensed as incurred. Leasing commissions subsequent to successful lease execution are capitalized.

Revenue Recognition

Rental and other property income is primarily derived from fixed contractual payments from operating leases and, therefore, is generally recognized on a straight-line basis over the term of the lease, which typically begins the date the tenant takes control of the space. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. Variable rental and other property income consists primarily of tenant reimbursements for recoverable real estate taxes and operating expenses which are included in rental and other property income in the period when such costs are incurred, with offsetting expenses in real estate taxes and property operating expenses, respectively, within the consolidated statements of operations. The Company defers the recognition of variable rental and other property income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.

The Company continually reviews whether collection of lease-related receivables, including any straight-line rent, and current and future operating expense reimbursements from tenants are probable. The determination of whether collectability is probable takes into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Upon the determination that the collectability of a receivable is not probable, the Company will record a reduction to rental and other property income for amounts previously recorded and a decrease in the outstanding receivable. Revenue from leases where collection is deemed to be less than probable is recorded on a cash basis until collectability becomes probable. Management’s estimate of the collectability of lease-related receivables is based on the best information available to management. The Company does not use a general reserve approach and lease-related receivables are adjusted and taken against rental and other property income only when collectability becomes not probable.

Income Taxes

The Company elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), beginning with its taxable year ended December 31, 2017. The Company will generally not be subject to federal corporate income tax to the extent it distributes its taxable income to its stockholders, and so long as it, among other things, distributes at least 90% of its annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if the Company maintains its qualification for taxation as a REIT, it or its subsidiaries may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

For the period from May 22, 2014 (date of inception) to December 31, 2016, the Company did not meet all of the criteria to qualify as a REIT under the Internal Revenue Code. Specifically, the Company did not have enough stockholders for a sufficient number of days in 2016. As such, the Company was taxable as a C Corporation for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the taxable year ended December 31, 2016, and was subject to regular taxes on its income for such period. However, the Company incurred a taxable loss for the period ending December 31, 2016, and as such, there was no federal income tax liability for this period.

Net Loss and Distributions Per Share

The Company has two classes of common stock. Accordingly, the Company utilizes the two-class method to determine its earnings per share, which can result in different earnings per share for each of the classes. Under the two-class method, earnings per share of each class of common stock are computed by dividing the sum of the distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted average number of shares for each class of common stock for the respective period. The distributed earnings to Class T Share common stockholders represents distributions declared less the distribution and stockholder servicing fees paid with respect to Class T Shares sold in the primary portion of the Offering. Diluted income per share, when applicable, considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the years ended December 31, 2019, 2018 or 2017. Distributions per share are calculated based on the authorized daily distribution rate.

Offering and Related Costs

CCI III Management funds all of the organization and offering costs on the Company’s behalf (excluding selling commissions, dealer manager fees and distribution and stockholder servicing fees) and may be reimbursed for such costs up to 1.0% of the gross proceeds from the Offering. As of December 31, 2019, CCI III Management had paid organization and offering costs in excess of 1.0% of the gross proceeds from the Offering. These excess costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 1.0% of the aggregate gross proceeds from the Offering. The Company expenses organization costs as incurred and records offering costs, which include items such as legal and accounting fees, marketing, personnel, promotional and printing costs, as a reduction of capital in excess of par value along with selling commissions, and dealer manager fees in the period in which they become payable.

Reportable Segment

The Company’s commercial real estate assets consist primarily of single-tenant, income-producing necessity office and industrial properties, which are leased to creditworthy tenants under a long-term net leases. The commercial properties are geographically diversified throughout the United States and have similar economic characteristics. The Company’s management evaluates operating performance on an overall portfolio level; therefore, the Company’s properties are one reportable segment.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by various standard setting bodies that may have an impact on the Company’s accounting and reporting. Except as otherwise stated below, the Company is currently evaluating the effect that certain new accounting requirements may have on the Company’s accounting and related reporting and disclosures in the Company’s consolidated financial statements.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”), which was subsequently amended by ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses (“ASU 2018-19”), in November 2018. Subsequently, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10 and

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ASU No. 2019-11 to provide additional guidance on the credit losses standard. ASU 2016-13 and the related updates are intended to improve financial reporting requiring more timely recognition of credit losses on loans and other financial instruments that are not accounted for at fair value through net income, including loans held for investment, held-to-maturity debt securities, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology under current GAAP. ASU 2018-19 clarified that receivables arising from operating leases are not within the scope of Topic 326. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. ASU 2016-13 and ASU 2018-19 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company will adopt this ASU during the first quarter of fiscal year 2020 and does not expect it will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This ASU amends and removes several disclosure requirements including the valuation processes for Level 3 fair value measurements. ASU 2018-13 also modifies some disclosure requirements and requires additional disclosures for changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and requires the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The provisions of ASU 2018-13 are effective January 1, 2020 using a prospective transition method for amendments effecting changes in unrealized gains and losses, significant unobservable inputs used to develop Level 3 fair value measurements and narrative description on uncertainty of measurements. The remaining provisions of ASU 2018-13 are to be applied retrospectively, and early adoption is permitted. The Company will adopt this ASU during the first quarter of fiscal year 2020 and does not expect it will have a material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The guidance changes the guidance for determining whether a decision-making fee is a variable interest. Under the new ASU, indirect interests held through related parties under common control will now be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. Such indirect interests were previously treated the same as direct interests. This ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company is evaluating the impact of this ASU’s adoption, and does not believe this ASU will have a material impact on its consolidated financial statements.

NOTE 3 — FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

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Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Credit facility — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. These financial instruments are valued using Level 2 inputs. As of December 31, 2019, the estimated fair value of the Company’s debt was $24.2 million, which approximated its carrying value. As of December 31, 2018, the estimated fair value of the Company’s debt was $24.3 million, compared to a carrying value of $24.2 million. The carrying and fair values exclude net deferred financing costs.

Other financial instruments — The Company considers the carrying values of its cash and cash equivalents, tenant receivables, accrued expenses and accounts payable, other liabilities, due to affiliates and distributions payable to approximate their fair values because of the short period of time between their origination and their expected realization as well as their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, upon disposition of the financial assets and liabilities. As of December 31, 2019 and 2018, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.

NOTE 4 — REAL ESTATE ASSETS

2019 and 2018 Property Acquisitions

During the years ended December 31, 2019 and 2018, the Company did not acquire any properties.

2017 Property Acquisition

During the year ended December 31, 2017, the Company acquired one industrial property, leased to Actuant Corporation, for a purchase price of $16.9 million (the “2017 Acquisition”), which includes $355,000 of external acquisition-related expenses that were capitalized in accordance with ASU 2017-01. Prior to the Company’s adoption of ASU 2017-01, costs related to the property acquisitions were expensed as incurred. The Company purchased the 2017 Acquisition with net proceeds from the Offering and available borrowings. The Company

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allocated the purchase price of this property to the fair value of the assets acquired. The following table summarizes the purchase price allocation for the 2017 Acquisition:

December 31, 2017
Land	$937,691
Buildings and improvements	14,287,443
Acquired in-place lease (1)	1,630,071

Total purchase price	$16,855,205

(1)	The weighted average amortization period for the acquired in-place lease was 16.2 years for the 2017 Acquisition.

Asset Concentration

As of December 31, 2019, the Company had two tenants that constitute significant asset concentrations. The tenant of the 2017 Acquisition, Enerpac, is a significant tenant and is a subsidiary of Actuant Corporation. The audited financial statements for Actuant Corporation, for the fiscal year ended August 31, 2019, are publicly available on the SEC’s website, http://www.sec.gov. The tenant of the Company’s second property, Siemens Corporation, is a significant tenant and is a subsidiary of Siemens AG. The audited financial statements for Siemens AG, for the fiscal year ended September 30, 2019, can be found on their website at https://assets.new.siemens.com/siemens/assets/api/uuid:f224a87a-6265-4e40-a3f5-003257f08a11/siemens-sag2019-e.pdf.

NOTE 5 — INTANGIBLE LEASE ASSETS

The Company’s intangible lease assets consisted of the following as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
In-place leases, net of accumulated amortization of $1,406,599 and $943,541, respectively (with a weighted average life remaining of 8.8 years and 9.8 years, respectively)	$3,694,833	$4,157,891

Amortization expense for the in-place leases is included in depreciation and amortization in the accompanying consolidated statements of operations. The following table summarizes the amortization related to the in-place lease assets for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
In-place lease amortization	$463,058	$463,058	$374,832

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The following table summarizes the estimated amortization relating to the intangible lease assets subsequent to December 31, 2019:

Amortization
Year ending December 31,	In-Place Leases
2020	$463,058
2021	463,058
2022	463,058
2023	463,058
2024	463,058
Thereafter	1,379,543

Total	$3,694,833

NOTE 6 — CREDIT FACILITY

As of December 31, 2019, the Company had $24.2 million of debt outstanding, with a weighted average interest rate of 4.0% and a weighted average term to maturity of nine months.

The following table summarizes the debt balances as of December 31, 2019 and 2018, respectively, and the debt activity for the year ended December 31, 2019:

	Balance as of December 31, 2018	During the Year Ended December 31, 2019		Balance as of December 31, 2019
		Debt Issuance	Repayments
Credit facility	$24,175,000	$—	$—	$24,175,000

Total debt	$24,175,000	$—	$—	$24,175,000

Credit Facility

As of December 31, 2019, the Company had $24.2 million of debt outstanding under its secured credit facility (the “Credit Facility”) with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), as administrative agent, and the lenders under the credit agreement (as amended, the “Credit Agreement”), that previously provided for borrowings of up to $100.0 million in revolving loans (the “Revolving Loans”). On September 20, 2019, the Credit Agreement was modified to extend the maturity date of such loans to September 23, 2020 and reduced the borrowing commitment to $29.3 million (the “First Modification”). The First Modification also amended the definition of asset value, in part, by removing certain tenant concentration limits, and removed the option to further extend the maturity date.

Depending upon the type of loan specified and overall leverage ratio, the Credit Facility bears interest at (i) the one-month, two-month, three-month or six-month London Interbank Offered Rate (“LIBOR”) multiplied by the statutory reserve rate plus an interest rate spread of 2.20%; or (ii) a base rate of 1.20%, plus the greater of: (a) JPMorgan Chase’s Prime Rate (as defined in the Credit Agreement); (b) the Federal Funds Effective Rate (as defined in the Credit Agreement) plus 0.50%; or (c) the one-month LIBOR multiplied by the statutory reserve rate plus 1.0%. As of December 31, 2019, the Revolving Loans outstanding totaled $24.2 million at a weighted average interest rate of 4.0%. The Company had $5.1 million in unused capacity, subject to borrowing availability, as of December 31, 2019.

The Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature. In particular, the Credit Agreement requires the Company to maintain a

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minimum consolidated net worth greater than or equal to 75% of the equity issued from the date of the Credit Agreement, a leverage ratio no greater than 60%, and a fixed charge coverage ratio equal to or greater than 1.50. The Company believes it was in compliance with the financial covenants of the Credit Agreement as of December 31, 2019.

Maturities

Liquidity and Financial Condition —   As of December 31, 2019, the Company had $24.2 million of debt outstanding under the Credit Facility maturing on September 23, 2020. The Company expects to enter into new financing arrangements to meet its obligations as they become due, which management believes is probable based on the current loan-to-value ratios, the occupancy of the Company’s properties and assessment of the current lending environment. The Company believes cash on hand, net cash provided by operations, and the entry into new financing arrangements will be sufficient to meet its obligations as they become due in the ordinary course of business for at least 12 months following the date these financial statements are issued.

The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt subsequent to December 31, 2019:

Principal Repayments
2020	$24,175,000
2021	—
2022	—
2023	—
2024	—
Thereafter	—

Total	$24,175,000

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. In addition, the Company may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify the Company against future remediation costs. The Company also carries environmental liability insurance on its properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which the Company may be liable. The Company is not aware of any environmental matters which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.

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NOTE 8 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred, and will continue to incur, commissions, fees and expenses payable to CCI III Management and certain of its affiliates in connection with the Offerings and the acquisition, management and disposition of its assets.

Selling commissions and dealer manager fees

In connection with the primary portion of the Offering, which was terminated on December 31, 2018, CCO Capital, the Company’s dealer manager, which is affiliated with CCI III Management, received selling commissions of up to 7.0% and 3.0% of gross offering proceeds from the primary portion of the Offering for Class A Shares and Class T Shares, respectively. CCO Capital reallowed 100% of selling commissions earned to participating broker-dealers. In addition, 2.0% of gross offering proceeds from the primary portion of the Offering for both Class A Shares and Class T Shares was paid to CCO Capital as a dealer manager fee. CCO Capital, in its sole discretion, reallowed all or a portion of its dealer manager fee to participating broker-dealers. No selling commissions or dealer manager fees are paid to CCO Capital or other participating broker-dealers with respect to shares sold pursuant to the DRIP.

Organization and offering expenses

All other organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions, dealer manager fees and distribution and stockholder servicing fees) were paid by CCI III Management or its affiliates and were reimbursed by the Company up to 1.0% of aggregate gross offering proceeds, including proceeds from sales of shares under the DRIP. As of December 31, 2019, CCI III Management had paid organization and offering expenses in excess of the 1.0% of aggregate gross offering proceeds in connection with the Offering. These excess amounts were not included in the consolidated financial statements of the Company because such amounts were not a liability of the Company as they exceeded 1.0% of gross proceeds from the Offering. Since the Offering has been terminated, these excess amounts will not be paid.

Distribution and stockholder servicing fees

The Company pays CCO Capital a distribution and stockholder servicing fee for Class T Shares that, prior to the Board’s determination of an estimated per share NAV, was calculated on a daily basis in an amount equal to 1/365th of 1.0% of the purchase price per share of the Class T Shares sold in the primary portion of the Offering. Commencing on February 19, 2019, the distribution and stockholder servicing fee for Class T Shares is calculated on a daily basis in an amount equal to 1/365th of 1.0% of the per share NAV. The distribution and stockholder servicing fee is paid monthly in arrears from cash flows from operations or, if the Company’s cash flows from operations are not sufficient to pay the distribution and stockholder servicing fee, from borrowings in anticipation of future cash flows. An estimated liability for future distribution and stockholder servicing fees payable to CCO Capital was recognized at the time each Class T Share was sold and included in due to affiliates in the consolidated balance sheets with a corresponding decrease to capital in excess of par value. The Company will cease paying the distribution and stockholder servicing fee with respect to Class T Shares at the earliest of (i) the end of the month in which the total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T Shares held in such account, or a lower limit agreed upon between the Company’s dealer manager and the participating broker-dealer at the time such Class T Shares were sold; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of the Class A Shares and Class T Shares in the Offering, excluding proceeds from sales pursuant to the DRIP; (iii) the fourth anniversary of the last day of the month in which the Offering

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(excluding the offering of shares pursuant to the DRIP) terminates; (iv) the date such Class T Share is no longer outstanding; and (v) the date the Company effects a liquidity event. CCO Capital may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee for services that such participating broker-dealers perform in connection with the distribution of Class T Shares. At the time the Company ceases paying the distribution and stockholder servicing fee with respect to an outstanding Class T Share pursuant to the provisions above, such Class T Share will convert into a number of Class A Shares (including any fractional shares) with an equivalent net asset value as such Class T Share. The Company cannot predict when this will occur. No distribution and stockholder servicing fees are paid to CCO Capital or other participating broker-dealers with respect to shares sold pursuant to the DRIP.

Acquisition fees and expenses

The Company pays CCI III Management or its affiliates acquisition fees of up to 2.0% of: (i) the contract purchase price of each property or asset the Company acquires; (ii) the amount paid in respect of the development, construction or improvement of each asset the Company acquires; (iii) the purchase price of any loan the Company acquires; and (iv) the principal amount of any loan the Company originates. In addition, the Company reimburses CCI III Management or its affiliates for acquisition-related expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of the Board, including a majority of the independent directors, as commercially competitive, fair and reasonable to the Company.

Advisory fees and expenses

Pursuant to the advisory agreement, the Company pays CCI III Management a monthly advisory fee based upon the Company’s monthly average asset value, which is equal to the following amounts: (i) an annualized rate of 0.75% paid on the Company’s average asset value that is between $0 and $2.0 billion; (ii) an annualized rate of 0.70% paid on the Company’s average asset value that is between $2.0 billion and $4.0 billion; and (iii) an annualized rate of 0.65% paid on the Company’s average asset value that is over $4.0 billion. During the year ended December 31, 2018, these advisory fees exceeded the expense limit of the greater of 2.0% of the average invested assets or 25.0% of net income (see operating expenses below) and were not recognized in the consolidated financial statements of the Company because such amounts were not contractually payable by the Company. As of December 31, 2018, $576,000 of advisory fees exceeded such expense limit. Subsequent to December 31, 2018, CCI III Management waived its right to receive these amounts, even if future operating expenses are below the expense limits. Additionally, CCI III Management waived its right to receive a monthly advisory fee during the full year ending December 31, 2019. As such, during the year ended December 31, 2019, the advisor waived advisory fees of $385,000, which was not recognized in the consolidated financial statements of the Company because such amounts were not contractually payable by the Company. As of December 31, 2019, $961,000 of advisory fees have been waived since inception.

Operating expenses

The Company reimburses CCI III Management or its affiliates for the operating expenses they paid or incurred in connection with advisory and administrative services provided to the Company, subject to the limitation that the Company will not reimburse CCI III Management or its affiliates for any amount by which the operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceed the greater of (i) 2.0% of average invested assets, or (ii) 25.0% of net income, excluding any additions to reserves for depreciation or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse CCI III Management or its affiliates for compensation paid to the Company’s

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executive officers or employees of CCI III Management in connection with the services for which CCI III Management or its affiliates receive an acquisition fee, financing coordination fee or disposition fee. During the year ended December 31, 2019, $567,000 of operating expense reimbursements were deferred by the advisor, which were not recognized in the consolidated financial statements of the Company because such amounts were not contractually payable by the Company. However, these amounts may become payable if the advisor recoups expense reimbursements as capacity becomes available under the greater of 2.0% of average invested assets or 25.0% of net income limitations through reimbursements in a subsequent period.

Financing coordination fees

If CCI III Management provides services in connection with the origination, assumption or refinancing of any debt to acquire properties or to make other permitted investments, the Company will pay CCI III Management a financing coordination fee equal to 1.0% of the amount available and/or outstanding under such financing. However, CCI III Management will not be entitled to a financing coordination fee on any debt where CCI III Management previously received a fee unless (i) the maturity date of the refinanced debt was scheduled to occur less than one year after the date of the refinancing and the new loan has a term of at least five years or (ii) the new loan is approved by a majority of the independent directors; and provided, further, that no financing coordination fee will be paid in connection with loans advanced by an affiliate of CCI III Management.

Disposition fees

If CCI III Management or its affiliates provide a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more properties (or the Company’s entire portfolio), the Company will pay CCI III Management or its affiliates a disposition fee in an amount equal to up to one-half of the real estate or brokerage commission paid by the Company to third parties on the sale of such properties, not to exceed 1.0% of the contract price of the properties sold; provided, however, in no event may the total disposition fees paid to CCI III Management, its affiliates, and unaffiliated third parties, exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price. In addition, if CCI III Management or its affiliates provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more assets other than properties, the Company may separately compensate CCI III Management or its affiliates at such rates and in such amounts as the Board, including a majority of the independent directors, and CCI III Management agree upon, not to exceed an amount equal to 1.0% of the contract price of the assets sold. During the years ended December 31, 2019, 2018 and 2017, no disposition fees were incurred for any such services provided by CCI III Management or its affiliates.

Subordinated performance fees

The Company will pay a subordinated performance fee in connection with one of the following alternative events: (1) if the Company’s shares are listed on a national securities exchange, CCI III Management, or its affiliates, will be entitled to a subordinated performance fee equal to 15.0% of the amount, if any, by which (i) the market value of the Company’s outstanding stock plus distributions paid by the Company prior to listing, exceeds (ii) the sum of the total amount of capital raised from stockholders and the amount of distributions necessary to generate a 6.0% annual cumulative, non-compounded return to stockholders; (2) if the Company is sold or its assets are liquidated, CCI III Management will be entitled to a subordinated performance fee equal to 15.0% of the net sale proceeds remaining after stockholders have received, from regular distributions plus special distributions paid from proceeds of such sale, a return of their net capital invested and a 6.0% annual cumulative, non-compounded return; or (3) upon termination of the advisory agreement, CCI III Management may be entitled to a subordinated performance fee similar to the fee to which it would have been entitled had the portfolio been

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liquidated (based on an independent appraised value of the portfolio) on the date of termination. During the years ended December 31, 2019, 2018 and 2017, no subordinated performance fees were incurred related to any such events.

The Company incurred commissions, fees and expense reimbursements as shown in the table below for services provided by CCI III Management and its affiliates related to the services described above during the periods indicated:

	Year Ended December 31,
	2019	2018	2017
Selling commissions	$23,501	$540,706	$798,184
Dealer manager fees	$7,000	$206,689	$331,799
Distribution and stockholder servicing fees (1)	$60,948	$65,165	$21,753
Organization and offering costs	$6,571	$109,044	$169,944
Acquisition fees and expenses	$—	$—	$330,000
Advisory fees	$—	$—	$60,565
Operating expenses	$—	$—	$50,000
Financing coordination fees	$—	$—	$99,750

(1)

Amounts are calculated for the respective periods in accordance with the dealer manager agreement and exclude the estimated liability for future distribution and stockholder servicing fees payable to CCO Capital of $111,000 and $188,000 for the years ended December 31, 2019 and 2018, respectively, which is included in due to affiliates in the consolidated balance sheets with a corresponding decrease to capital in excess of par value, as described in Note 2 —   Summary of Significant Accounting Policies.

Due to Affiliates

As of December 31, 2019 and 2018, $111,000 and $188,000, respectively, was recorded for services and expenses incurred, but not yet reimbursed to CCI III Management, or its affiliates. The amounts are primarily for future distribution and stockholder servicing fees.

NOTE 9 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged and may in the future engage CCI III Management or its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and stockholder relations. As a result of these relationships, the Company is dependent upon CCI III Management or its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

NOTE 10 — STOCKHOLDERS’ EQUITY

As of December 31, 2019, 2018, and 2017, the Company was authorized to issue 490.0 million shares of common stock pursuant to the primary offering, consisting of two classes of shares (245.0 million in Class A Shares and 245.0 million in Class T Shares) and 10.0 million shares of preferred stock. All shares of such stock have a par value of $0.01 per share. On July 14, 2014, VEREIT Operating Partnership, L.P. (“VEREIT OP”) acquired 8,000 shares of common stock, at $25.00 per share. Effective December 30, 2015, the Company

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effected a stock split, whereby every one share of their common stock issued and outstanding was split into two and one-half shares of common stock, resulting in 20,000 Class A Shares of common stock issued and outstanding. On February 1, 2018, VEREIT OP transferred these 20,000 shares to CCI III Management and pursuant to the Company’s charter, CCI III Management is prohibited from selling the 20,000 shares of the common stock that represents the initial investment in the Company for so long as CCO Group remains the Company’s sponsor; provided, however, that CCI III Management may transfer ownership of all or a portion of these 20,000 shares of the Company’s common stock to other affiliates of the Company’s sponsor.

Distribution Reinvestment Plan

Pursuant to the DRIP, the Company allows stockholders to elect to have their distributions reinvested in additional shares of the Company’s common stock at the most recent estimated per share NAV. Distributions on Class A Shares are reinvested in Class A Shares and distributions on Class T Shares are reinvested in Class T Shares.

The Board may terminate or amend the DRIP at the Company’s discretion at any time upon ten days’ prior written notice to the stockholders. During the years ended December 31, 2019, 2018 and 2017, approximately 76,000, 63,000 and 20,000 shares, respectively, were purchased under the DRIP for $658,000, $570,000, and $180,000, respectively, which were recorded as redeemable common stock on the consolidated balance sheets.

Share Redemption Program

The Company’s share redemption program permits its stockholders to sell their shares back to the Company after they have held them for at least one year, subject to the significant conditions and limitations described below.

The share redemption program provides that the Company will redeem shares of its common stock from requesting stockholders, subject to the terms and conditions of the share redemption program. The Company will limit the number of shares redeemed pursuant to the share redemption program as follows: (1) the Company will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid; and (2) funding for the redemption of shares will be limited, among other things to the net proceeds the Company receives from the sale of shares under the DRIP, net of shares redeemed to date. In an effort to accommodate redemption requests throughout the calendar year, the Company intends to limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter, and funding for redemptions for each quarter generally will be limited to the net proceeds the Company receives from the sale of shares in the respective quarter under the DRIP.

Except for redemptions due to a stockholder’s death, bankruptcy or other exigent circumstances, the redemption price per share will equal the per share value shown on the stockholder’s most recent customer account statement. The redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Company’s common stock if any such event is not already reflected in the per share value shown on the stockholder’s most recent customer account statement. As a result of the Board’s determination of an estimated value of the Company’s shares of common stock, the estimated per share NAV of $7.60 for both Class A Shares and Class T Shares, as of December 31, 2019, will serve as the most recent estimated per share NAV for purposes of the share redemption program, effective March 30, 2020, until such time as the Board determines a new estimated per share NAV. See the discussion of the estimated per share NAV of the Company’s common stock effective March 30, 2020 in Note 14 — Subsequent Events.

Upon receipt of a request for redemption, the Company may conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. If the Company cannot purchase all shares presented for

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

redemption in any fiscal quarter, based upon insufficient cash available and/or the limit on the number of shares the Company may redeem during any quarter or year, the Company will give priority to the redemption of deceased stockholders’ shares. The Company next will give priority to requests for full redemption of accounts with a balance of 250 shares or less at the time the Company receives the request, in order to reduce the expense of maintaining small accounts. Thereafter, the Company will honor the remaining quarterly redemption requests on a pro rata basis. Following such quarterly redemption period, the unsatisfied portion of the prior redemption request must be resubmitted, prior to the last day of the new quarter. Unfulfilled requests for redemption will not be carried over automatically to subsequent redemption periods.

The Company redeems shares no later than the end of the month following the end of each fiscal quarter. Requests for redemption must be received on or prior to the end of the fiscal quarter in order for the Company to repurchase the shares in the month following the end of that fiscal quarter. The Board may amend, suspend or terminate the share redemption program at any time upon 30 days’ notice to the stockholders. During the year ended December 31, 2019 and 2018, the Company redeemed approximately 65,000 and 5,300 shares under the share redemption program for $560,000 and $48,000, respectively. The Company did not redeem any shares during the years ended December 31, 2017.

Distributions Payable and Distribution Policy

The Board authorized a daily distribution, based on 365 days in the calendar year, of $0.001369863 per Class A Share for stockholders of record as of the close of business on each day of the period commencing on April 1, 2019 and ending on December 31, 2019. The Board authorized a daily distribution on Class T Shares for stockholders of record of such class of shares as of the close of business on each day commencing on April 1, 2019 and ending on December 31, 2019, equal to $0.001369863 per Class T Share, less the per share distribution and stockholder servicing fees that are payable with respect to the Class T Shares (as calculated on a daily basis). In addition, the Board authorized a daily distribution, based on 366 days in the calendar year, of $0.001366120 per Class A Share for stockholders of record of such class of shares as of the close of business on each day of the period commencing on January 1, 2020 and ending on March 31, 2020. The Board authorized a daily distribution on Class T Shares to our stockholders of record of such class of shares as of the close of business on each day of the period commencing on January 1, 2020 and ending on March 31, 2020, equal to $0.001366120 per Class T Share, less the per share distribution and stockholder servicing fees that are payable with respect to the Class T Shares (as calculated on a daily basis). As of December 31, 2019, the Company had distributions payable of $132,000.

Subsequent to December 31, 2019, the Board reaffirmed the declaration and payment of distributions for the month of March 2020 at the rate previously declared on November 6, 2019, which distributions will be paid on or around April 1, 2020. Given the impact of the novel strain of coronavirus (“COVID-19”) outbreak, the Board has decided to defer making a determination as to the amount and timing of distributions for the second quarter of 2020 until such time that the Company has greater visibility into the impact that the COVID-19 outbreak will have on the Company’s tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to the Company’s tenants, the Company’s ability to access the capital markets, and on the United States and worldwide financial markets and economy.

Equity Based Compensation

On August 9, 2018, the Board approved the adoption of the Cole Office & Industrial REIT (CCIT III), Inc. 2018 Equity Incentive Plan (the “Plan”), under which 400,000 of the Company’s common shares were reserved

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for issuance and share awards of 381,000 are available for future grant as of December 31, 2019. As of December 31, 2019, the Company has granted awards of approximately 6,000 restricted Class A Shares to each of the independent members of the Board (approximately 19,000 restricted shares in aggregate) under the Plan. As of December 31, 2019, 9,000 of the restricted Class A Shares had vested based on one year of continuous service. The remaining 10,000 shares issued had not vested or been forfeited as of December 31, 2019. The fair value of the Company’s share awards is determined using the Company’s NAV per share on the date of grant. Compensation expense related to these restricted Class A Shares is recognized over the vesting period. The Company recorded compensation expense of $82,000 and $21,000 for the years ended December 31, 2019 and 2018, respectively related to these restricted Class A Shares, which is included in general and administrative expenses in the accompanying consolidated statements of operations.

As of December 31, 2019, there was $62,000 of total unrecognized compensation expense related to the restricted Class A Shares issued in 2019, which will be recognized ratably over the remaining period of service prior to October 1, 2020.

NOTE 11 —   INCOME TAXES

For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or nondividend distributions. Nondividend distributions will reduce U.S stockholders’ basis (but not below zero) in their shares. The following table shows the character of the distributions paid on a percentage basis for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
Character of Distributions:	2019	2018	2017
Ordinary dividends	28%	—%	—%
Nondividend distributions	72%	100%	100%

Total	100%	100%	100%

During the years ended December 31, 2019, 2018 and 2017, the Company incurred state and local income and franchise taxes of $9,700, $6,500 and $2,500, respectively, which were recorded in general and administrative expenses in the consolidated statements of operations.

The Company had no unrecognized tax benefits as of or during the years ended December 31, 2019, 2018 and 2017. Any interest and penalties related to unrecognized tax benefits would be recognized within the provision for income taxes in the accompanying consolidated statements of operations. The Company files income tax returns in the U.S. federal jurisdiction, as well as various state and local jurisdictions, and is subject to routine examinations by the respective tax authorities.

NOTE 12 — LEASES

The Company’s real estate assets are leased to tenants under operating leases for which the terms, expirations and extension options vary. The Company’s operating leases do not convey to the lessee the right to purchase the underlying asset upon expiration of the lease period. To determine whether a contract contains a lease, the Company reviews contracts to determine if the agreement conveys the right to control the use of an asset. The Company adopted ASC 842 using the optional alternative transition method and used the effective date as the date of initial application. Consequently, financial information was not updated and the disclosures required under the new standard are not provided for dates and periods before January 1, 2019. The Company elected the “package of practical expedients,” which permits the Company to not reassess under the new standard

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prior conclusions about lease identification, lease classification and initial direct costs. The Company elected to apply the practical expedient for all of the Company’s leases to account for the lease and non-lease components as a single, combined operating lease component under ASC 842. Non-lease components primarily consist of maintenance services, including CAM, real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. Non-lease components are considered to be variable rental and other property income and are recognized in the period incurred.

As of December 31, 2019, the leases had a weighted-average remaining term of 8.7 years. Certain leases include provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other negotiated terms and conditions. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2019, the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options, for the succeeding five fiscal years and thereafter, was as follows:

Year Ending December 31,	Future Minimum Rental Income
2020	$3,878,462
2021	3,756,969
2022	3,829,450
2023	3,903,333
2024	3,978,647
Thereafter	14,902,467

Total	$34,249,328

As previously disclosed in our 2018 Annual Report on Form 10-K and under the previous lease accounting standard, Topic 840, the following table summarizes the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, as of December 31, 2018:

Year Ending December 31,	Future Minimum Rental Income
2019	$3,808,708
2020	3,878,462
2021	3,756,969
2022	3,829,450
2023	3,903,333
Thereafter	18,881,112

Total	$38,058,034

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Rental and other property income during the years ended December 31, 2019, 2018 and 2017 consisted of the following:

	Year Ended December 31,
	2019	2018	2017
Fixed rental and other property income (1)	$3,888,009	$3,888,009	$2,880,032
Variable rental and other property income (2)	579,374	518,366	1,224,565

Total rental and other property income	$4,467,383	$4,406,375	$4,104,597

(1)	Consists primarily of fixed contractual payments from operating leases with tenants recognized on a straight-line basis over the lease term, including amortization of acquired above-market leases.
(2)	Consists primarily of tenant reimbursements for recoverable real estate taxes and property operating expenses.

NOTE 13 — QUARTERLY RESULTS (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2019 and 2018. In the opinion of management, the information for the interim periods presented includes all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for each period.

	December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$1,135,875	$1,104,195	$1,113,311	$1,114,002
Net (loss) income	$(209,262)	$(140,946)	$(157,856)	$20,382
Basic and diluted net (loss) income per share—Class A common stock (1)	$(0.06)	$(0.04)	$(0.04)	$0.03
Basic and diluted net loss per share—Class T common stock (1)	$(0.08)	$(0.06)	$(0.06)	$(0.07)

(1)

The Company calculates net loss per share based on the weighted-average number of outstanding shares of common stock during the reporting period. The average number of shares fluctuates throughout the year and can therefore produce a full year result that does not agree to the sum of the individual quarters.

	December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$1,101,694	$1,101,667	$1,101,666	$1,101,348
Net loss	$(192,338)	$(206,504)	$(183,344)	$(189,526)
Basic and diluted net loss per share—Class A common stock (1)	$(0.08)	$(0.08)	$(0.06)	$(0.06)
Basic and diluted net loss per share—Class T common stock (1)	$(0.10)	$(0.10)	$(0.08)	$(0.08)

(1)

The Company calculates net loss per share based on the weighted-average number of outstanding shares of common stock during the reporting period. The average number of shares fluctuates throughout the year and can therefore produce a full year result that does not agree to the sum of the individual quarters.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 — SUBSEQUENT EVENTS

Subsequent to December 31, 2019, there was a global outbreak of COVID-19. The global and domestic response to the COVID-19 outbreak continues to rapidly evolve. Thus far, certain responses to the COVID-19 outbreak have included mandates from federal, state and/or local authorities that required temporary closure of or imposed limitations on the operations of certain non-essential businesses. The COVID-19 outbreak and associated responses could negatively impact future tenant sales and operations at the Company’s properties, which could result in material impact to the Company’s future results of operations, cash flows and financial condition. The Company is unable to estimate the impact the novel coronavirus will have on its financial results at this time.

Redemption of Shares of Common Stock

Subsequent to December 31, 2019, the Company redeemed approximately 17,000 shares pursuant to the Company’s share redemption program for $142,000 (at an average price per share of $8.60). Management, in its discretion, limited the amount of shares redeemed for the three months ended December 31, 2019 to an amount equal to the net proceeds the Company received from the sale of shares in the DRIP Offering during the respective period. The remaining redemption requests received during the three months ended December 31, 2019 totaling approximately 228,000 shares went unfulfilled.

Estimated Per Share NAV

On March 25, 2020, the Board established an updated estimated per share NAV of the Company’s common stock as of December 31, 2019, of $7.60 per share for both Class A Shares and Class T Shares. Commencing on March 30, 2020, distributions will be reinvested in shares of the Company’s common stock under the DRIP at a price of $7.60 per share for both Class A Shares and Class T Shares. Distributions on Class A Shares are reinvested in Class A Shares and distributions on Class T Shares are reinvested in Class T Shares. Pursuant to the terms of the Company’s share redemption program, commencing on March 30, 2020, the estimated per share NAV of $7.60 for both Class A Shares and Class T Shares, as of December 31, 2019, will serve as the most recent estimated value for purposes of the share redemption program, until such time as the Board determines a new estimated per share NAV.

CCI III Management Expense Reimbursement

The Company reimburses CCI III Management or its affiliates for the operating expenses they paid or incurred in connection with advisory and administrative services provided to the Company, subject to the limitation that the Company will not reimburse CCI III Management or its affiliates for any amount by which the operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceed the greater of (i) 2.0% of average invested assets, or (ii) 25.0% of net income, excluding any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. As of December 31, 2019, $961,000 of advisory fees exceeded such expense limit. CCI III Management waived its right to receive these amounts for the years ended December 31, 2019, 2018, 2017 and 2016. Accordingly, the Company did not reimburse CCI III Management for any such expenses for the years ended December 31, 2019, 2018, 2017 and 2016. Additionally, CCI III Management waived its right to receive a monthly advisory fee during the year ended December 31, 2020.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

			Initial Costs to Company		Total Adjustment to Basis	Gross Amount at Which Carried At December 31, 2019 (b) (c) (d)	Accumulate Depreciation (e) (f)
Description (a)	Encumbrances		Land	Buildings & Improvements				Date Acquired	Date Constructed
Real Estate Held for Investment:
Siemens Milford, OH	(g	)	$2,307,312	$26,971,327	$—	$29,278,639	$3,525,094	9/23/2016	1991
Actuant Columbus, WI	(g	)	937,691	14,287,443	—	15,225,134	803,848	11/6/2017	2014

TOTAL:	$—		$3,245,003	$41,258,770	$—	$44,503,773	$4,328,942

(a)	As of December 31, 2019, the Company owned one office property and one industrial property.
(b)	Gross intangible lease assets of $5.1 million and the associated accumulated amortization of $1.4 million are not reflected in the table above.
(c)	The aggregate cost for federal income tax purposes was $45.3 million.
(d)	The following is a reconciliation of total real estate carrying value for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
Balance, beginning of period	$44,503,773	$44,503,773	$29,278,639
Additions
Acquisitions	—	—	15,225,134
Improvements	—	—	—

Total additions	—	—	15,225,134

Deductions	—	—	—
Cost of real estate sold	—	—	—

Total deductions	—	—	—

Balance, end of period	$44,503,773	$44,503,773	$44,503,773

(e)	The following is a reconciliation of accumulated depreciation for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
Balance, beginning of period	$2,879,746	$1,430,550	$312,350
Additions
Acquisitions — Depreciation Expense for Building & Tenant Improvements Acquired	1,449,196	1,449,196	1,118,200
Improvements — Depreciation Expense for Tenant Improvements & Building Equipment	—	—	—

Total additions	1,449,196	1,449,196	1,118,200

Deductions	—	—	—
Cost of real estate sold	—	—	—

Total deductions	—	—	—

Balance, end of period	$4,328,942	$2,879,746	$1,430,550

(f)

The Company’s assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, buildings are depreciated over 40 years, site improvements are amortized over 15 years, and tenant improvements are amortized over the remaining life of the lease or the useful life, whichever is shorter.

(g)	Part of the Credit Facility’s unencumbered borrowing base. As of December 31, 2019, the Company had $24.2 million outstanding under the Credit Facility.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2020	December 31, 2019
ASSETS
Real estate assets:
Land	$3,245,003	$3,245,003
Buildings and improvements	41,258,770	41,258,770
Intangible lease assets	5,101,432	5,101,432

Total real estate assets, at cost	49,605,205	49,605,205
Less: accumulated depreciation and amortization	(6,691,668)	(5,735,541)

Total real estate assets, net	42,913,537	43,869,664
Cash and cash equivalents	1,559,531	1,206,262
Rents and tenant receivables	1,056,138	1,112,208
Prepaid expenses and other assets	87,578	54,716
Deferred costs, net	20,849	56,689

Total assets	$45,637,633	$46,299,539

LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facility	$24,175,000	$24,175,000
Accrued expenses and accounts payable	603,769	628,747
Due to affiliates	78,192	110,872
Distributions payable	123,993	132,145
Deferred rental income	221,491	217,149

Total liabilities	25,202,445	25,263,913

Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value per share; 245,000,000 shares authorized, 2,513,761 and 2,504,629 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	25,114	24,974
Class T common stock, $0.01 par value per share; 245,000,000 shares authorized, 712,410 and 722,873 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	7,124	7,229
Capital in excess of par value	28,737,562	28,707,032
Accumulated distributions in excess of earnings	(8,334,612)	(7,703,609)

Total stockholders’ equity	20,435,188	21,035,626

Total liabilities, redeemable common stock, and stockholders’ equity	$45,637,633	$46,299,539

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenues:
Rental and other property income	$1,109,765	$1,104,195	$2,212,883	$2,240,070
Operating expenses:
General and administrative	234,613	204,244	412,848	480,019
Property operating	6,825	13,505	14,479	18,970
Real estate tax	131,122	120,213	254,584	278,895
Depreciation and amortization	478,064	478,064	956,127	956,127

Total operating expenses	850,624	816,026	1,638,038	1,734,011

Operating income	259,141	288,169	574,845	506,059

Other expense:
Interest expense and other, net	(184,300)	(429,115)	(438,657)	(856,267)

Net income (loss)	$74,841	$(140,946)	$136,188	$(350,208)

Class A Common Stock:
Net income (loss)	$67,944	$(98,880)	$126,649	$(246,837)

Basic and diluted weighted average number of common shares outstanding	2,512,810	2,476,044	2,510,880	2,466,563

Basic and diluted net income (loss) per common share	$0.03	$(0.04)	$0.05	$(0.10)

Class T Common Stock:
Net income (loss)	$6,897	$(42,066)	$9,539	$(103,371)

Basic and diluted weighted average number of common shares outstanding	713,465	746,404	715,924	750,115

Basic and diluted net income (loss) per common share	$0.01	$(0.06)	$0.01	$(0.14)

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Class A Common Stock		Class T Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Total Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance, January 1, 2020	2,504,629	$24,974	722,873	$7,229	$28,707,032	$(7,703,609)	$21,035,626
Issuance of common stock	12,256	123	3,893	39	138,718	—	138,880
Equity-based compensation	—	24	—	—	20,601	—	20,625
Distributions declared on common stock — $0.12 per common share	—	—	—	—	—	(387,050)	(387,050)
Distribution and stockholder servicing fees	—	—	—	—	3,770	—	3,770
Redemptions of common stock	(5,543)	(56)	(10,959)	(110)	(148,248)	—	(148,414)
Net income	—	—	—	—	—	61,347	61,347

Balance as of March 31, 2020	2,511,342	$25,065	715,807	$7,158	$28,721,873	$(8,029,312)	$20,724,784

Issuance of common stock	13,004	130	4,291	43	131,447	—	131,620
Equity-based compensation	—	24	—	—	20,602	—	20,626
Distributions declared on common stock — $0.12 per common share	—	—	—	—	—	(380,141)	(380,141)
Distribution and stockholder servicing fees	—	—	—	—	2,337	—	2,337
Redemptions of common stock	(10,585)	(105)	(7,688)	(77)	(138,697)	—	(138,879)
Net income	—	—	—	—	—	74,841	74,841

Balance as of June 30, 2020	2,513,761	$25,114	712,410	$7,124	$28,737,562	$(8,334,612)	$20,435,188

Balance as of January 1, 2019	2,424,682	$24,179	747,316	$7,473	$28,016,307	$(5,584,678)	$22,463,281
Issuance of common stock	47,124	471	9,112	91	538,201	—	538,763
Equity-based compensation	—	23	—	—	20,603	—	20,626
Distributions declared on common stock — $0.15 per common share	—	—	—	—	—	(458,852)	(458,852)
Commissions on stock sales and related dealer manager fees	—	—	—	—	(30,501)	—	(30,501)
Other offering costs	—	—	—	—	(5,909)	—	(5,909)
Distribution and stockholder servicing fees	—	—	—	—	(1,000)	—	(1,000)
Redemptions of common stock	(5,403)	(54)	—	—	(48,569)	—	(48,623)
Changes in redeemable common stock	—	—	—	—	42,019	—	42,019
Net loss	—	—	—	—	—	(209,262)	(209,262)

Balance as of March 31, 2019	2,466,403	$24,619	756,428	$7,564	$28,531,151	$(6,252,792)	$22,310,542

Issuance of common stock	13,965	140	6,346	64	174,469	—	174,673
Equity-based compensation	—	22	—	—	20,602	—	20,624
Distributions declared on common stock — $0.12 per common share	—	—	—	—	—	(389,444)	(389,444)
Other offering costs	—	—	—	—	(662)	—	(662)
Redemptions of common stock	—	—	(21,426)	(214)	(184,047)	—	(184,261)
Changes in redeemable common stock	—	—	—	—	140,139	—	140,139
Net loss	—	—	—	—	—	(140,946)	(140,946)

Balance as of June 30, 2019	2,480,368	$24,781	741,348	$7,414	$28,681,652	$(6,783,182)	$21,930,665

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$136,188	$(350,208)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization, net	956,127	956,127
Amortization of deferred financing costs	35,840	284,378
Straight-line rental income	(13,460)	(48,167)
Equity-based compensation	41,251	41,250
Changes in assets and liabilities:
Rents and tenant receivables	69,530	223,258
Prepaid expenses and other assets	(32,862)	3,466
Accrued expenses and accounts payable	(24,978)	(279,832)
Deferred rental income	4,342	217,149
Due to affiliates	—	(757)

Net cash provided by operating activities	1,171,978	1,046,664

Cash flows from investing activities:

Net cash used in investing activities	—	—

Cash flows from financing activities:
Proceeds from issuance of common stock	—	350,000
Redemptions of common stock	(287,293)	(232,884)
Offering costs on issuance of common stock	—	(37,072)
Distribution and stockholder servicing fees paid	(26,573)	(31,330)
Distributions to stockholders	(504,843)	(512,516)
Deferred financing costs paid	—	(3,003)

Net cash used in financing activities	(818,709)	(466,805)

Net increase in cash and cash equivalents	353,269	579,859
Cash and cash equivalents, beginning of period	1,206,262	635,959

Cash and cash equivalents, end of period	$1,559,531	$1,215,818

Supplemental disclosures of non-cash investing and financing activities:
Distributions declared and unpaid	$123,993	$127,455
Change in accrued distribution and stockholder servicing fees due to affiliate	$(6,107)	$1,000
Common stock issued through distribution reinvestment plan	$270,500	$363,436
Supplemental cash flow disclosures:
Interest paid	$407,654	$572,371
Cash paid for taxes	$1,745	$4,611

The accompanying notes are an integral part of these condensed consolidated financial statements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited)

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Office & Industrial REIT (CCIT III), Inc. (the “Company”) is a non-exchange traded real estate investment trust (“REIT”) formed as a Maryland corporation on May 22, 2014, that elected to be taxed, and currently qualifies, as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2017. The Company generally acquires and operates commercial real estate assets, primarily consisting of single-tenant, income-producing necessity office and industrial properties, which are leased to creditworthy tenants under long-term leases. As of June 30, 2020, the Company owned two office and industrial properties, comprising 391,000 rentable square feet of commercial space located in two states. As of June 30, 2020, the rentable square feet at these properties was 100% leased.

Substantially all of the Company’s business is conducted through Cole Corporate Income Operating Partnership III, LP (“CCI III OP”), a Delaware limited partnership, of which the Company is the sole general partner and owns, directly or indirectly, 100% of the partnership interests.

The Company is externally managed by Cole Corporate Income Management III, LLC, a Delaware limited liability company (“CCI III Management”), which is an affiliate of CIM Group, LLC (“CIM”). CIM is a community-focused real estate and infrastructure owner, operator, developer and lender with multi-disciplinary expertise, including in acquisitions, management, development, leasing, research and capital markets. CIM is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; New York, New York; Chicago, Illinois; Phoenix, Arizona; Orlando, Florida; Tokyo, Japan; and Atlanta, Georgia.

CCO Group, LLC owns and controls CCI III Management, the Company’s advisor, and is the indirect owner of CCO Capital, LLC (“CCO Capital”), the Company’s dealer manager, and CREI Advisors, LLC (“CREI Advisors”), the Company’s property manager. CCO Group, LLC and its subsidiaries (collectively, “CCO Group”) serve as the Company’s sponsor and as a sponsor to CIM Real Estate Finance Trust, Inc. (formerly known as Cole Credit Property Trust IV, Inc.) (“CMFT”), Cole Credit Property Trust V, Inc. (“CCPT V”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”) and CIM Income NAV, Inc. (“CIM Income NAV”).

On September 22, 2016, the Company commenced its initial public offering on a “best efforts” basis, offering up to a maximum of $3.5 billion in shares of common stock (the “Offering”). Pursuant to the Offering, the Company offered up to $2.5 billion in shares of its common stock pursuant to the primary offering, consisting of two classes of shares: Class A common stock (“Class A Shares”) at a price of $10.00 per share (up to $1.25 billion in shares) and Class T common stock (“Class T Shares”) at a price of $9.57 per share (up to $1.25 billion in shares). Pursuant to the Offering, the Company also offered up to $1.0 billion in shares of its common stock pursuant to a distribution reinvestment plan (the “DRIP”) at a purchase price during the Offering equal to the per share primary offering prices net of selling commissions and dealer manager fees, or $9.10 per share for both Class A Shares and Class T Shares.

Effective December 31, 2018, the primary portion of the Offering was terminated, but the Company continued to issue Class A Shares and Class T Shares pursuant to the DRIP portion of the Offering. On March 28, 2019, the Company registered an aggregate of $4,300,000 of Class A Shares and Class T Shares pursuant to a Registration Statement on Form S-3 (Registration No. 333-230565) filed with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on April 5, 2019 (the “DRIP Offering” and collectively with the Offering, the “Offerings”). As of April 30, 2019, the Company ceased issuing shares in the Offering and had sold a total of $31.2 million of Class A Shares and Class T Shares pursuant to the Offering, including $30.2 million ($23.3 million in Class A Shares and $6.9 million in Class T Shares) sold to the public pursuant to the primary

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

portion of the Offering and $1.0 million ($655,000 in Class A Shares and $350,000 in Class T Shares) sold pursuant to the DRIP portion of the Offering. The unsold Class A Shares and Class T Shares in the Offering of $3.5 billion in the aggregate were subsequently deregistered. The Company began to issue Class A Shares and Class T Shares under the DRIP Offering on May 1, 2019 and will continue to issue shares under the DRIP Offering.

The Company’s board of directors (the “Board”) establishes an updated estimated per share net asset value (“NAV”) of the Company’s common stock on at least an annual basis for purposes of assisting broker-dealers that participated in the Offering in meeting their customer account reporting obligations under Financial Industry Regulatory Authority Rule 2231. Distributions are reinvested in shares of the Company’s common stock under the DRIP at the estimated per share NAV as determined by the Board. Additionally, the estimated per share NAV as determined by the Board serves as the per share NAV for purposes of the share redemption program. On June 30, 2020, the estimated per share NAV was $7.63 per share for both Class A Shares and Class T Shares, which was established on May 26, 2020 using a valuation date of March 31, 2020. Commencing on May 29, 2020, distributions were reinvested in shares of the Company’s common stock under the DRIP at a price of $7.63 per share for both Class A Shares and Class T Shares. On August 12, 2020, the Board established an updated estimated per share NAV of the Company’s common stock, using a valuation date of June 30, 2020, of $7.76 per share for both Class A Shares and Class T Shares. Commencing on August 14, 2020, distributions are reinvested in shares of the Company’s common stock under the DRIP at a price of $7.76 per share for both Class A Shares and Class T Shares. The Board previously established a per share NAV as of February 13, 2019, December 31, 2019 and March 31, 2020. The Company’s estimated per share NAV is not audited or reviewed by its independent registered public accounting firm. The Company intends to publish an updated estimated per share NAV on a quarterly, rather than an annual, basis going forward, until such time that the Company has greater visibility into the impact of the current novel coronavirus (“COVID-19”) pandemic on the Company’s property valuations.

As of June 30, 2020, the Company had $24.2 million of debt outstanding under its secured credit facility (the “Credit Facility”) maturing on September 23, 2020. The Company expects to either extend the maturity date of the Credit Facility for one year to September 23, 2021, or enter into new financing arrangements to meet its obligations as they become due, and is in discussions with the administrative agent of the Credit Facility regarding an extension of the maturity date.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s condensed consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying condensed consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The condensed consolidated financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC regarding interim financial reporting, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

audited consolidated financial statements as of and for the year ended December 31, 2019, and related notes thereto, set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. The condensed consolidated financial statements should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Quarterly Report on Form 10-Q.

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Site improvements	15 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

Recoverability of Real Estate Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, lease concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the six months ended June 30, 2020 or 2019. The Company’s impairment assessment as of June 30, 2020 was based on the most current information available to the Company, including expected holding periods. If the Company’s expected holding periods for assets change, subsequent tests for impairment could result in impairment charges in the future. The Company cannot provide any assurance that material impairment charges with respect to the Company’s real estate assets will not occur during 2020 or in future periods, particularly in light of the negative economic impacts caused by the COVID-19 pandemic. If the effects of the COVID-19 pandemic cause economic and market conditions to continue to deteriorate or if the Company’s expected holding periods for assets change, subsequent tests for impairment

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

could result in additional impairment charges in the future. As of June 30, 2020, the Company has not identified any impairments resulting from COVID-19 related impacts, including as a result of tenant requests for rent relief. The Company generally intends to hold its assets for the long-term; therefore, a temporary change in cash flows due to COVID-19 related impacts alone would not be an impairment indicator. However, the Company has yet to see the long-term effects of COVID-19 on the economy and the extent to which it may impact the Company’s tenants in the future. Indications of a tenant’s inability to continue as a going concern, changes in the Company’s view or strategy relative to a tenant’s business or industry as a result of the economic impacts of COVID-19, or changes in the Company’s long-term hold strategies, could be indicative of an impairment indicator. Accordingly, the Company will continue to monitor circumstances and events in future periods to determine whether the carrying value of the Company’s real estate assets are recoverable.

Assets Held for Sale

When a real estate asset is identified by the Company as held for sale, the Company will cease recording depreciation and amortization of the assets related to the property and estimate its fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount is then recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of June 30, 2020 or December 31, 2019.

Leases

The Company has lease agreements with lease and non-lease components. The Company has elected to not separate non-lease components from lease components for all classes of underlying assets (primarily real estate assets) and will account for the combined components as rental and other property income. Non-lease components included in rental and other property income include certain tenant reimbursements for maintenance services (including common-area maintenance services or “CAM”), real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. As a lessor, the Company has further determined that this policy will be effective only on a lease that has been classified as an operating lease and the revenue recognition pattern and timing is the same for both types of components. The Company is not a party to any material leases where it is the lessee.

Significant judgments and assumptions are inherent in not only determining if a contract contains a lease, but also the lease classification, terms, payments, and, if needed, discount rates. Judgments include the nature of any options, including if they will be exercised, evaluation of implicit discount rates and the assessment and consideration of “fixed” payments for straight-line rent revenue calculations.

Lease costs represent the initial direct costs incurred in the origination, negotiation and processing of a lease agreement. Such costs include outside broker commissions and other independent third-party costs and are amortized over the life of the lease on a straight-line basis. Costs related to salaries and benefits, supervision, administration, unsuccessful origination efforts and other activities not directly related to completed lease agreements are expensed as incurred. Upon successful lease execution, leasing commissions are capitalized.

Revenue Recognition

Rental and other property income is primarily derived from fixed contractual payments from operating leases and, therefore, is generally recognized on a straight-line basis over the term of the lease, which typically begins the date the tenant takes control of the space. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. Variable rental and

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

other property income consists primarily of tenant reimbursements for recoverable real estate taxes and operating expenses which are included in rental and other property income in the period when such costs are incurred, with offsetting expenses in real estate taxes and property operating expenses, respectively, within the condensed consolidated statements of operations. The Company defers the recognition of variable rental and other property income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.

The Company continually reviews whether collection of lease-related receivables, including any straight-line rent, and current and future operating expense reimbursements from tenants are probable. The determination of whether collectability is probable takes into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Upon the determination that the collectability of a receivable is not probable, the Company will record a reduction to rental and other property income for amounts previously recorded and a decrease in the outstanding receivable. Revenue from leases where collection is deemed to be not probable is recorded on a cash basis until collectability becomes probable. Management’s estimate of the collectability of lease-related receivables is based on the best information available at the time of estimate. The Company does not use a general reserve approach and lease-related receivables are adjusted and taken against rental and other property income only when collectability becomes not probable. There were no lease-related receivable write-offs during the six months ended June 30, 2020 and 2019.

Earnings (Loss) and Distributions Per Share

The Company has two classes of common stock. Accordingly, the Company utilizes the two-class method to determine its earnings per share, which can result in different earnings per share for each of the classes. Under the two-class method, earnings per share of each class of common stock are computed by dividing the sum of the distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted average number of shares for each class of common stock for the respective period. The distributed earnings to Class T Share common stockholders represents distributions declared less the distribution and stockholder servicing fees paid with respect to Class T Shares sold in the primary portion of the Offering. Diluted income per share, when applicable, considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the three and six months ended June 30, 2020 or 2019. Distributions per share are calculated based on the authorized monthly distribution rate. Prior to April 1, 2020, distributions were calculated based on the authorized daily distribution rate.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by various standard setting bodies that may have an impact on the Company’s accounting and reporting. Except as otherwise stated below, the Company is currently evaluating the effect that certain new accounting requirements may have on the Company’s accounting and related reporting and disclosures in the Company’s condensed consolidated financial statements.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”), which was subsequently amended by ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses (“ASU 2018-19”) in November 2018. Subsequently, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10, ASU No. 2019-11 and ASU No. 2020-02 to provide additional guidance on the credit losses standard. ASU 2016-13 and the related updates are intended to improve financial reporting requiring more timely recognition of credit losses on loans and other financial instruments that are not accounted for at fair

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

value through net income, including loans held-for-investment, held-to-maturity debt securities, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology under current GAAP. ASU 2018-19 clarified that receivables arising from operating leases are not within the scope of Topic 326. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASU No. 2016-02, Leases (Topic 842) (“ASC 842”). ASU 2016-13 and ASU 2018-19 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. The Company adopted ASU 2016-13 during the first quarter of fiscal year 2020, and has concluded that there is no material impact on its condensed consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This ASU amends and removes several disclosure requirements including the valuation processes for Level 3 fair value measurements. ASU 2018-13 also modifies some disclosure requirements and requires additional disclosures for changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and requires the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The provisions of ASU 2018-13 are effective January 1, 2020 using a prospective transition method for amendments effecting changes in unrealized gains and losses, significant unobservable inputs used to develop Level 3 fair value measurements and narrative description on uncertainty of measurements. The remaining provisions of ASU 2018-13 are to be applied retrospectively, and early adoption is permitted. The Company adopted ASU 2018-13 during the first quarter of fiscal year 2020, and has concluded that there is no material impact on its condensed consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (“ASU 2018-17”). The guidance changes the guidance for determining whether a decision-making fee is a variable interest. Under the new ASU, indirect interests held through related parties under common control will now be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. Such indirect interests were previously treated the same as direct interests. ASU 2018-17 is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company adopted ASU 2018-17 during the first quarter of fiscal year 2020, and has concluded that there is no material impact on its condensed consolidated financial statements.

In April 2020, the FASB issued a question and answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance to lease concessions provided as a result of COVID-19. Due to the business disruptions and challenges severely affecting the global economy caused by COVID-19, many lessors may be required to provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 842 addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate concessions being so rapidly executed to address the sudden liquidity constraints of some lessees arising from COVID-19 related impacts. Under existing lease guidance, the Company would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated within the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease Modification Q&A allows the Company, if certain criteria have been met, to bypass the lease by lease analysis, and instead elect to either apply the lease

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. The future impact of the Lease Modification Q&A is dependent upon the extent of lease concessions granted to tenants as a result of COVID-19 in future periods and the elections made by the Company at the time of entering into such concessions. As of June 30, 2020, the Company has collected 100% of rental payments originally contracted for from the Company’s two tenants during the three and six months ended June 30, 2020.

NOTE 3 — FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Credit facility — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. These financial instruments are valued using Level 2 inputs. As of June 30, 2020, the estimated fair value of the Company’s debt was $24.2 million, which approximated its carrying value of $24.2 million. As of December 31, 2019, the estimated fair value of the Company’s debt was $24.2 million, which approximated its carrying value. The carrying and fair values exclude net deferred financing costs.

Other financial instruments — The Company considers the carrying values of its cash and cash equivalents, tenant receivables, accrued expenses and accounts payable, other liabilities, due to affiliates and distributions payable to approximate their fair values because of the short period of time between their origination and their expected realization as well as their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, upon disposition of the financial assets and liabilities. As of June 30, 2020 and December 31, 2019, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.

NOTE 4 — REAL ESTATE ASSETS

During the six months ended June 30, 2020 and 2019, the Company did not acquire or dispose of any properties.

NOTE 5 — INTANGIBLE LEASE ASSETS

The Company’s intangible lease assets consisted of the following as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
In-place leases and other intangibles, net of accumulated amortization of $1,638,128 and $1,406,599, respectively (with a weighted average life remaining of 8.3 years and 8.8 years, respectively)	$3,463,304	$3,694,833

Amortization expense for the in-place leases is included in depreciation and amortization in the accompanying condensed consolidated statements of operations. The following table summarizes the amortization expense related to the in-place lease assets for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
In-place lease amortization	$115,765	$115,765	$231,529	$231,529

As of June 30, 2020, the estimated amortization relating to the intangible lease assets is as follows:

Amortization
In-Place Lease
Remainder of 2020	$231,529
2021	463,058
2022	463,058
2023	463,058
2024	463,058
Thereafter	1,379,543

Total	$3,463,304

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

NOTE 6 — CREDIT FACILITY

As of June 30, 2020, the Company had $24.2 million of debt outstanding, with a weighted average interest rate of 2.4% and a weighted average term to maturity of three months.

The following table summarizes the debt balances as of June 30, 2020 and December 31, 2019 and the debt activity for the six months ended June 30, 2020:

		During the Six Months Ended June 30, 2020
	Balance as of December 31, 2019	Debt Issuance	Repayments	Balance as of June 30, 2020
Credit facility	$24,175,000	$—	$—	$24,175,000

Total debt	$24,175,000	$—	$—	$24,175,000

Credit Facility

As of June 30, 2020, the Company had $24.2 million of debt outstanding under its Credit Facility with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), as administrative agent, and the lenders under the credit agreement (as amended, the “Credit Agreement”), that previously provided for borrowings of up to $100.0 million in revolving loans (the “Revolving Loans”). On September 20, 2019, the Credit Agreement was modified to extend the maturity date of such loans to September 23, 2020 and reduced the borrowing commitment to $29.3 million (the “First Modification”). The First Modification also amended the definition of asset value, in part, by removing certain tenant concentration limits, and removed the option to further extend the maturity date.

Depending upon the type of loan specified and overall leverage ratio, the Credit Facility bears interest at (i) the one-month, two-month, three-month or six-month London Interbank Offered Rate (“LIBOR”) multiplied by the statutory reserve rate (the “Eurodollar Rate”) plus an interest rate spread of 2.20%; or (ii) a base rate of 1.20%, plus the greater of: (a) JPMorgan Chase’s Prime Rate (as defined in the Credit Agreement); (b) the Federal Funds Effective Rate (as defined in the Credit Agreement) plus 0.50%; or (c) the one-month LIBOR multiplied by the statutory reserve rate plus 1.0%. As of June 30, 2020, the Revolving Loans outstanding totaled $24.2 million at a weighted average interest rate of 2.4%. The Company had available borrowings of $5.1 million as of June 30, 2020.

The Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature. In particular, the Credit Agreement requires the Company to maintain a minimum consolidated net worth greater than or equal to 75% of the equity issued from the date of the Credit Agreement, a leverage ratio no greater than 60%, and a fixed charge coverage ratio equal to or greater than 1.50. The Company believes it was in compliance with the financial covenants of the Credit Agreement as of June 30, 2020.

Maturities

Liquidity and Financial Condition — As of June 30, 2020, the Company had $24.2 million of debt outstanding under the Credit Facility maturing on September 23, 2020. The Company expects to either extend the maturity date of the Credit Facility for one year to September 23, 2021, or enter into new financing arrangements to meet its obligations as they become due, and is in discussions with the administrative agent of the Credit Facility regarding an extension of the maturity date. The Company believes cash on hand, net cash provided by

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

operations, and the entry into new financing arrangements, including a modification to extend the Credit Facility, will be sufficient to meet its obligations as they become due in the ordinary course of business for at least 12 months following the date these financial statements are issued. The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt subsequent to June 30, 2020:

Principal Repayments
Remainder of 2020	$24,175,000
2021	—
2022	—
2023	—
2024	—
Thereafter	—

Total	$24,175,000

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. In addition, the Company may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify the Company against future remediation costs. The Company also carries environmental liability insurance on its properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which the Company may be liable. The Company is not aware of any environmental matters which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.

NOTE 8 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred, and will continue to incur, commissions, fees and expenses payable to CCI III Management and certain of its affiliates in connection with the Offerings and the acquisition, management and disposition of its assets.

Selling commissions and dealer manager fees

In connection with the primary portion of the Offering, which was terminated on December 31, 2018, CCO Capital, the Company’s dealer manager, which is affiliated with CCI III Management, received selling commissions of up to 7.0% and 3.0% of gross offering proceeds from the primary portion of the Offering for Class A Shares and Class T Shares, respectively. CCO Capital reallowed 100% of selling commissions earned to

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

participating broker-dealers. In addition, 2.0% of gross offering proceeds from the primary portion of the Offering for both Class A Shares and Class T Shares was paid to CCO Capital as a dealer manager fee. CCO Capital, in its sole discretion, reallowed all or a portion of its dealer manager fee to participating broker-dealers. No selling commissions or dealer manager fees are paid to CCO Capital or other participating broker-dealers with respect to shares sold pursuant to the DRIP.

Organization and offering expenses

All other organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions, dealer manager fees and distribution and stockholder servicing fees) were paid by CCI III Management or its affiliates and were reimbursed by the Company up to 1.0% of aggregate gross offering proceeds, including proceeds from sales of shares under the DRIP. As of June 30, 2020, CCI III Management had paid organization and offering expenses in excess of the 1.0% of aggregate gross offering proceeds in connection with the Offering. These excess amounts were not included in the condensed consolidated financial statements of the Company because such amounts were not a liability of the Company as they exceeded 1.0% of gross proceeds from the Offering. Since the Offering has been terminated, these excess amounts will not be paid.

Distribution and stockholder servicing fees

The Company pays CCO Capital a distribution and stockholder servicing fee for Class T Shares that, prior to the Board’s determination of an estimated per share NAV, was calculated on a daily basis in an amount equal to 1/365th of 1.0% of the purchase price per share of the Class T Shares sold in the primary portion of the Offering. Commencing on February 19, 2019, the distribution and stockholder servicing fee for Class T Shares is calculated on a daily basis in an amount equal to 1/365th of 1.0% of the most recent estimated per share NAV. The distribution and stockholder servicing fee is paid monthly in arrears from cash flows from operations or, if the Company’s cash flows from operations are not sufficient to pay the distribution and stockholder servicing fee, from borrowings in anticipation of future cash flows. An estimated liability for future distribution and stockholder servicing fees payable to CCO Capital was recognized at the time each Class T Share was sold and included in due to affiliates in the condensed consolidated balance sheets with a corresponding decrease to capital in excess of par value. The Company will cease paying the distribution and stockholder servicing fee with respect to Class T Shares at the earliest of (i) the end of the month in which the total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T Shares held in such account, or a lower limit agreed upon between the Company’s dealer manager and the participating broker-dealer at the time such Class T Shares were sold; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of the Class A Shares and Class T Shares in the Offering, excluding proceeds from sales pursuant to the DRIP; (iii) the fourth anniversary of the last day of the month in which the Offering (excluding the offering of shares pursuant to the DRIP) terminates; (iv) the date such Class T Share is no longer outstanding; and (v) the date the Company effects a liquidity event. CCO Capital may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee for services that such participating broker-dealers perform in connection with the distribution of Class T Shares. At the time the Company ceases paying the distribution and stockholder servicing fee with respect to an outstanding Class T Share pursuant to the provisions above, such Class T Share will convert into a number of Class A Shares (including any fractional shares) with an equivalent net asset value as such Class T Share. The Company cannot predict when this will occur. No distribution and stockholder servicing fees are paid to CCO Capital or other participating broker-dealers with respect to shares sold pursuant to the DRIP.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

Advisory fees and expenses

Pursuant to the advisory agreement with CCI III Management (the “Advisory Agreement”), the Company pays CCI III Management a monthly advisory fee based upon the Company’s monthly average asset value, which is equal to the following amounts: (i) an annualized rate of 0.75% paid on the Company’s average asset value that is between $0 and $2.0 billion; (ii) an annualized rate of 0.70% paid on the Company’s average asset value that is between $2.0 billion and $4.0 billion; and (iii) an annualized rate of 0.65% paid on the Company’s average asset value that is over $4.0 billion. During the three and six months ended June 30, 2019, the Company’s operating expenses (including advisory fees) exceeded the expense limit of the greater of 2.0% of the average invested assets or 25.0% of net income (see operating expenses below) and were not recognized in the condensed consolidated financial statements of the Company because such amounts were not contractually payable by the Company. As of June 30, 2019, $767,000 in advisory fees exceeded such expense limit. Additionally, CCI III Management waived its right to receive a monthly advisory fee for the full year ending December 31, 2019, the three and six months ended June 30, 2020, and for the full year ending December 31, 2020. As such, during the three and six months ended June 30, 2020, the advisor waived advisory fees of $89,000 and $178,000, respectively, which were not recognized in the condensed consolidated financial statements of the Company because such amounts were not contractually payable by the Company. As of June 30, 2020, $1.2 million of advisory fees have been waived since inception.

Operating expenses

The Company reimburses CCI III Management or its affiliates for the operating expenses they paid or incurred in connection with advisory and administrative services provided to the Company, subject to the limitation that the Company will not reimburse CCI III Management or its affiliates for any amount by which the operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceed the greater of (i) 2.0% of average invested assets, or (ii) 25.0% of net income, excluding any additions to reserves for depreciation or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse CCI III Management or its affiliates for compensation paid to the Company’s executive officers or employees of CCI III Management in connection with the services for which CCI III Management or its affiliates receive an acquisition fee, financing coordination fee or disposition fee. During the three and six months ended June 30, 2020, $129,000 and $228,000, respectively, of operating expense reimbursements were deferred by the advisor, which were not recognized in the condensed consolidated financial statements of the Company because such amounts were not contractually payable by the Company. During the three and six months ended June 30, 2019, $170,000 and $347,000, respectively, of operating expense reimbursements were deferred by the advisor, which were not recognized in the condensed consolidated financial statements of the Company because such amounts were not contractually payable by the Company. However, these amounts may become payable if the advisor recoups expense reimbursements as capacity becomes available under the greater of 2.0% of average invested assets or 25.0% of net income limitations through reimbursements in a subsequent period.

Financing coordination fees

If CCI III Management provides services in connection with the origination, assumption or refinancing of any debt to acquire properties or to make other permitted investments, the Company will pay CCI III Management a financing coordination fee equal to 1.0% of the amount available and/or outstanding under such financing. However, CCI III Management will not be entitled to a financing coordination fee on any debt where CCI III Management previously received a fee unless (i) the maturity date of the refinanced debt was scheduled to occur less than one year after the date of the refinancing and the new loan has a term of at least five years or (ii) the

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

new loan is approved by a majority of the independent directors; and provided, further, that no financing coordination fee will be paid in connection with loans advanced by an affiliate of CCI III Management. During the three and six months ended June 30, 2020 and 2019, no financing coordination fees were incurred for any such services provided by CCI III Management or its affiliates.

Disposition fees

If CCI III Management or its affiliates provide a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more properties (or the Company’s entire portfolio), the Company will pay CCI III Management or its affiliates a disposition fee in an amount equal to up to one-half of the real estate or brokerage commission paid by the Company to third parties on the sale of such properties, not to exceed 1.0% of the contract price of the properties sold; provided, however, in no event may the total disposition fees paid to CCI III Management, its affiliates, and unaffiliated third parties, exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price. In addition, if CCI III Management or its affiliates provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more assets other than properties, the Company may separately compensate CCI III Management or its affiliates at such rates and in such amounts as the Board, including a majority of the independent directors, and CCI III Management agree upon, not to exceed an amount equal to 1.0% of the contract price of the assets sold. During the three and six months ended June 30, 2020 and 2019, no disposition fees were incurred for any such services provided by CCI III Management or its affiliates.

Subordinated performance fees

The Company will pay a subordinated performance fee in connection with one of the following alternative events: (1) if the Company’s shares are listed on a national securities exchange, CCI III Management, or its affiliates, will be entitled to a subordinated performance fee equal to 15.0% of the amount, if any, by which (i) the market value of the Company’s outstanding stock plus distributions paid by the Company prior to listing, exceeds (ii) the sum of the total amount of capital raised from stockholders and the amount of distributions necessary to generate a 6.0% annual cumulative, non-compounded return to stockholders; (2) if the Company is sold or its assets are liquidated, CCI III Management will be entitled to a subordinated performance fee equal to 15.0% of the net sale proceeds remaining after stockholders have received, from regular distributions plus special distributions paid from proceeds of such sale, a return of their net capital invested and a 6.0% annual cumulative, non-compounded return; or (3) upon termination of the Advisory Agreement, CCI III Management may be entitled to a subordinated performance fee similar to the fee to which it would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. During the three and six months ended June 30, 2020 and 2019, no subordinated performance fees were incurred related to any such events.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

The Company incurred commissions, fees and expense reimbursements as shown in the table below for services provided by CCI III Management and its affiliates related to the services described above during the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Selling commissions	$—	$—	$—	$23,501
Dealer manager fees	$—	$—	$—	$7,000
Distribution and stockholder servicing fees (1)	$12,404	$15,132	$26,573	$31,330
Organization and offering costs	$—	$662	$—	$6,571

(1)

Amounts are calculated for the respective periods in accordance with the dealer manager agreement and exclude the estimated liability for future distribution and stockholder servicing fees payable to CCO Capital of $78,000 and $157,000 as of June 30, 2020 and 2019, respectively, which is included in due to affiliates in the condensed consolidated balance sheets with a corresponding decrease to capital in excess of par value.

Due to Affiliates

As of June 30, 2020 and December 31, 2019, $78,000 and $111,000, respectively, was recorded for services and expenses incurred, but not yet reimbursed to CCI III Management or its affiliates. The amounts are for future distribution and stockholder servicing fees payable to CCO Capital and operating fees and expenses. These amounts were included in due to affiliates in the condensed consolidated balance sheets for such periods.

NOTE 9 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged and may in the future engage CCI III Management or its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, as well as other administrative responsibilities for the Company including accounting services and stockholder relations. As a result of these relationships, the Company is dependent upon CCI III Management or its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

NOTE 10 — STOCKHOLDERS’ EQUITY

Equity-Based Compensation

On August 9, 2018, the Board approved the adoption of the Company’s 2018 Equity Incentive Plan (the “Plan”), under which 400,000 of the Company’s common shares were reserved for issuance and share awards of 381,000 are available for future grant as of June 30, 2020. As of June 30, 2020, the Company has granted awards of approximately 6,000 restricted Class A Shares to each of the independent members of the Board (approximately 19,000 restricted shares in aggregate) under the Plan. As of June 30, 2020, 9,000 of the restricted Class A Shares had vested based on one year of continuous service. The remaining 10,000 shares issued had not vested or been forfeited as of June 30, 2020. The fair value of the Company’s share awards is determined using the Company’s NAV per share on the date of grant. Compensation expense related to these restricted Class A Shares is recognized over the vesting period. The Company recorded compensation expense of $21,000 and $41,000 for the three and six months ended June 30, 2020 and 2019, related to these restricted Class A Shares, which is included in general and administrative expenses in the accompanying condensed consolidated statements of operations.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

As of June 30, 2020, there was $21,000 of total unrecognized compensation expense related to the restricted Class A Shares issued in 2019, which will be recognized ratably over the remaining period of service prior to October 1, 2020.

NOTE 11 — LEASES

The Company’s real estate assets are leased to tenants under operating leases for which the terms, expirations and extension options vary. The Company’s operating leases do not convey to the lessee the right to purchase the underlying asset upon expiration of the lease period. To determine whether a contract contains a lease, the Company reviews contracts to determine if the agreement conveys the right to control the use of an asset. The Company accounts for lease and non-lease components as a single, combined operating lease component. Non-lease components primarily consist of maintenance services, including CAM, real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. Non-lease components are considered to be variable rental and other property income and are recognized in the period incurred.

As of June 30, 2020, the leases had a weighted-average remaining term of 8.2 years. Certain leases include provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other negotiated terms and conditions. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of June 30, 2020, the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, was as follows:

Future Minimum Rental Income
Remainder of 2020	$1,851,619
2021	3,756,969
2022	3,829,450
2023	3,903,333
2024	3,978,647
Thereafter	14,902,467

Total	$32,222,485

Rental and other property income during the three and six months ended June 30, 2020 and 2019 consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Fixed rental and other property income (1)	$972,003	$972,003	$1,944,005	$1,944,005
Variable rental and other property income (2)	137,762	132,192	268,878	296,065

Total rental and other property income	$1,109,765	$1,104,195	$2,212,883	$2,240,070

(1)	Consists primarily of fixed contractual payments from operating leases with tenants recognized on a straight-line basis over the lease term, including amortization of acquired above-market leases.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 (Unaudited) — (Continued)

(2)	Consists primarily of tenant reimbursements for recoverable real estate taxes and property operating expenses.

NOTE 12 — SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2020:

Redemption of Shares of Common Stock

Subsequent to June 30, 2020, the Company redeemed approximately 17,000 shares pursuant to the Company’s share redemption program for $132,000 (at an average price per share of $7.63). Management, in its discretion, limited the amount of shares redeemed for the three months ended June 30, 2020 to an amount equal to the net proceeds the Company received from the sale of shares in the DRIP Offering during the respective period. The remaining redemption requests received during the three months ended June 30, 2020 totaling approximately 347,000 shares went unfulfilled.

Estimated Per Share NAV

On August 12, 2020, the Board established an updated estimated per share NAV of the Company’s common stock as of June 30, 2020, of $7.76 per share for both Class A Shares and Class T Shares. Commencing on August 14, 2020, distributions will be reinvested in shares of the Company’s common stock under the DRIP at a price of $7.76 per share for both Class A Shares and Class T Shares. Distributions on Class A Shares are reinvested in Class A Shares and distributions on Class T Shares are reinvested in Class T Shares. Pursuant to the terms of the Company’s share redemption program, commencing on August 14, 2020, the estimated per share NAV of $7.76 for both Class A Shares and Class T Shares, as of June 30, 2020, will serve as the most recent estimated value for purposes of the share redemption program, until such time as the Board determines a new estimated per share NAV.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CIM REAL ESTATE FINANCE TRUST, INC.,

THOR III MERGER SUB, LLC,

AND

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

DATED AS OF AUGUST 30, 2020

(AS AMENDED NOVEMBER 3, 2020)

A-i

A-ii

EXHIBIT

Exhibit A — Charter Amendment

DISCLOSURE LETTERS

CCIT III Disclosure Letter

CMFT Disclosure Letter

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 30, 2020 (this “Agreement”), is entered into by and among CIM Real Estate Finance Trust, Inc., a Maryland corporation (“CMFT”), Thor III Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of CMFT (“Merger Sub”), and Cole Office & Industrial REIT (CCIT III), Inc., a Maryland corporation (“CCIT III”). Each of CMFT, Merger Sub and CCIT III is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties wish to effect a business combination in which CCIT III will be merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity, and each share of CCIT III Common Stock issued and outstanding immediately prior to the Merger Effective Time that is not cancelled and retired pursuant to this Agreement will be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”);

WHEREAS, on the recommendation of the special committee (the “CCIT III Special Committee”) of the board of directors of CCIT III (the “CCIT III Board”), the CCIT III Board has (a) determined that this Agreement, the Charter Amendment, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of, and, with respect to this Agreement and the Merger, are fair and reasonable to CCIT III and on terms and conditions no less favorable to CCIT III than those available from unaffiliated third parties, (b) authorized and approved this Agreement, the Charter Amendment, the Merger and the other transactions contemplated by this Agreement, (c) directed that the Merger and the Charter Amendment be submitted for consideration at the Stockholders Meeting, and (d) recommended the approval of the Merger and the Charter Amendment by the CCIT III stockholders;

WHEREAS, on the recommendation of the special committee (the “CMFT Special Committee”) of the board of directors of CMFT (the “CMFT Board”), the CMFT Board has (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of CMFT, and (b) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, CMFT, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to approve this Agreement and the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, CCIT III and CCIT III Advisor have entered into a Termination Agreement, which sets forth the terms on which the CCIT III Advisory Agreement shall terminate effective as of the Merger Effective Time; and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1    Definitions.

(a)    For purposes of this Agreement:

“Acceptable NDA” means a confidentiality agreement with a term of at least one year and terms (including a standstill provision substantially similar to the standstill provision contained in the Confidentiality Agreement) that are not materially less favorable in the aggregate to CCIT III than the Confidentiality Agreement.

“Action” means any claim, action, cause of action, demand, suit, litigation, investigation, audit, proceeding, arbitration, mediation, interference, audit, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. Notwithstanding the foregoing, (i) CMFT and Merger Sub shall not be deemed Affiliates of CCIT III and (ii) CCIT III and CCIT III Advisor and their respective subsidiaries, and Cole Office & Industrial REIT (CCIT II), Inc. and Cole Credit Property Trust V, Inc. and their respective advisors and subsidiaries, shall not be deemed Affiliates of CMFT or Merger Sub.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (other than an Acceptable NDA) relating to any Acquisition Proposal.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977 and (ii) any applicable anti-bribery, anti-money laundering, anti-corruption or similar Law of any other jurisdiction.

“Benefit Plan” means, with respect to a Person, any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not funded, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by such Person or any of its subsidiaries including, but not limited to, “employee benefit plans” (within the meaning of Section 3(3) of ERISA), and any employment, consulting, termination, severance, change in control, separation, retention equity option, equity appreciation rights, restricted equity, phantom equity, equity-based compensation, profits interest unit, outperformance, equity purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy, practice, understanding or other arrangement, whether or not subject to ERISA.

“Business Day” means any day ending at 11:59 p.m., New York City time, other than a Saturday, Sunday or any day on which the SDAT or banks located in New York, New York are authorized or required by Law to be closed.

“CCIT II Merger Agreement” means the Agreement and Plan of Merger, dated as of August 30, 2020, by and among CMFT, Thor II Merger Sub, LLC, and Cole Office & Industrial REIT (CCIT II), Inc.

“CCIT III Advisor” means Cole Corporate Income Management III, LLC (formerly known as Cole Corporate Income Advisors III, LLC), a Delaware limited liability company and the external investment advisor to CCIT III.

“CCIT III Advisory Agreement” means the Advisory Agreement, dated as of September 22, 2016, by and between CCIT III and CCIT III Advisor, as amended by the First Amendment thereto, dated as of June 23, 2017, and as further amended by the Termination Agreement.

“CCIT III Bylaws” means the Bylaws of CCIT III, in the form filed with the SEC on August 4, 2014, as amended August 30, 2020.

“CCIT III Charter” means the charter of CCIT III.

“CCIT III Common Stock” means the CCIT III Class A Common Stock and CCIT III Class T Common Stock.

“CCIT III Equity Incentive Plan” means CCIT III’s 2018 Equity Incentive Plan.

“CCIT III Governing Documents” means the CCIT III Bylaws, the CCIT III Charter, the certificate of limited partnership of CCIT III Operating Partnership, dated May 21, 2014, and the CCIT III Partnership Agreement.

“CCIT III Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of CCIT III and the CCIT III Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the ability of CCIT III to consummate the Merger before the Outside Date; provided, however, that the following shall not be deemed to constitute, or be taken into account in determining, whether a CCIT III Material Adverse Effect has occurred: (A) any failure of CCIT III to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a CCIT III Material Adverse Effect), (B) any changes that generally affect the office and industrial real estate industries in which CCIT III and the CCIT III Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the taking of any action expressly required by this Agreement, (G) earthquakes, hurricanes, floods or other natural disasters, (H) any epidemic, pandemic or disease outbreak (including COVID-19 or any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, policy, guideline or recommendation by any Governmental Authority in connection with, or in response to, COVID-19 (“COVID-19 Measures”)) and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date hereof or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Authority in connection with any epidemic, pandemic or disease outbreak, or (I) changes or prospective changes in GAAP or in any Law of general applicability unrelated to the Merger (or the interpretation or enforcement of the foregoing), provided, further, that if any event described in any of clauses (B), (C), (D), (E), (G), (H) and (I) has had a disproportionate adverse impact on CCIT III and the CCIT III Subsidiaries, taken as a whole, relative to others in the office and industrial real estate industries in the geographic regions in which CCIT III and the CCIT III Subsidiaries operate, then the incremental impact of such event shall be taken into account for the purpose of determining whether a CCIT III Material Adverse Effect has occurred.

“CCIT III Operating Partnership” means Cole Corporate Income Operating Partnership III, LP, a Delaware limited partnership and the operating partnership of CCIT III.

“CCIT III Partnership Agreement” means the Agreement of Limited Partnership of CCIT III Operating Partnership, dated as of September 22, 2016.

“CCIT III Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by CCIT III or any CCIT III Subsidiary as of the date of this Agreement (including all of CCIT III’s or any CCIT III Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“CCIT III Subsidiary” means (i) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by CCIT III, and (ii) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by CCIT III or of which CCIT III or any CCIT III Subsidiary is a general partner, manager, managing member or the equivalent, including the CCIT III Operating Partnership.

“CCPT V Merger Agreement” means the Agreement and Plan of Merger, dated as of August 30, 2020, by and among CMFT, Thor V Merger Sub, LLC, and Cole Credit Property Trust V, Inc.

“Charter Amendment” means that amendment to the CCIT III Charter, substantially in the form attached hereto as Exhibit A.

“CMFT Charter” means the charter of CMFT.

“CMFT Equity Incentive Plan” means CMFT’s 2018 Equity Incentive Plan, as may be amended.

“CMFT Governing Documents” means (i) the Amended and Restated Bylaws of CMFT, adopted effective as of August 14, 2019, (ii) the CMFT Charter, (iii) the Certificate of Limited Partnership, dated as of July 27, 2010, as amended on September 21, 2010, May 19, 2011 and August 15, 2019, of the CMFT Operating Partnership and (iv) the Amended and Restated Agreement of Limited Partnership of the CMFT Operating Partnership, dated as of January 20, 2012, as amended by the First Amendment thereto, dated as of August 15, 2019.

“CMFT Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of CMFT and the CMFT Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the ability of CMFT to consummate the Merger before the Outside Date; provided, however, that the following shall not be deemed to constitute, or be taken into account in determining, whether a CMFT Material Adverse Effect has occurred: (A) any failure of CMFT to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a CMFT Material Adverse Effect), (B) any changes that generally affect the retail real estate industry in which CMFT and the CMFT Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the taking of any action expressly required by this Agreement, (G) earthquakes, hurricanes, floods or other natural disasters, (H) any epidemic, pandemic or disease outbreak (including COVID-19 or any COVID-19 Measures), and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date hereof, or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Authority in connection with any epidemic, pandemic or disease outbreak, or (I) changes or prospective changes in GAAP or in any Law of general applicability unrelated to the Merger (or the interpretation or enforcement of the foregoing), provided, further, that if any event described in any of clauses (B), (C), (D), (E), (G), (H) and (I) has had a disproportionate adverse impact on CMFT and the CMFT Subsidiaries, taken as a whole, relative to others in the retail real estate industry in the geographic regions in which CMFT and the CMFT Subsidiaries operate, then the incremental impact of such event shall be taken into account for the purpose of determining whether a CMFT Material Adverse Effect has occurred.

“CMFT Operating Partnership” means CIM Real Estate Finance Operating Partnership, LP, a Delaware limited partnership and the operating partnership of CMFT.

“CMFT Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by CMFT or any CMFT Subsidiary as of the date of this Agreement (including all of CMFT’s or any CMFT Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“CMFT Subsidiary” means (i) any corporation of which more than fifty percent (50%) of the outstanding voting securities is directly or indirectly owned by CMFT and (ii) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is directly or indirectly owned by CMFT or of which CMFT or any CMFT Subsidiary is a general partner, manager, managing member or the equivalent, including the CMFT Operating Partnership.

“Code” means the Internal Revenue Code of 1986.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of July 17, 2020, as may be amended, by and between CMFT and CCIT III.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other obligation.

“Eligible Shares” means each share of CCIT III Common Stock outstanding immediately prior to the Merger Effective Time, other than Excluded Shares and the CCIT III Restricted Share Awards.

“Environmental Law” means any Law (including common law) relating to the investigation, pollution (or cleanup or other remediation thereof), restoration or protection of the natural resources, endangered or threatened species, or environment (including ambient air, soil, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to (i) the use, handling, presence, transportation, treatment, generation, processing, recycling, remediation, storage, disposal, release or discharge of Hazardous Substances and (ii) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, given, authorized by or required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Exchange Ratio” means 1.098 shares of CMFT Common Stock for each share of CCIT III Common Stock, as such ratio may be adjusted in accordance with Section 3.1(b).

“Excluded Shares” means all shares of CCIT III Common Stock held, as of immediately prior to the Merger Effective Time, by any Wholly Owned CCIT III Subsidiary, CMFT or any Wholly Owned CMFT Subsidiary.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Proxy Statement, the preparation, printing and filing of the Form S-4 and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approval, obtaining any third party consents, making any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Fundamental Representations” means the representations and warranties contained in Section 4.1 (Organization and Qualification; Subsidiaries); Section 4.2 (Authority; Approval Required); Section 4.3(a)(i) (No Conflict; Required Filings and Consents); Section 4.4 (Capital Structure); Section 4.5(h) (Investment Company Act); Section 4.13(b)(i) (Taxes); Section 4.18 (Brokers); Section 4.19 (Opinion of Financial Advisor); Section 4.20 (Takeover Statutes; Appraisal Rights); Section 5.1 (Organization and Qualification; Subsidiaries); Section 5.2 (Authority); Section 5.3(a)(i) (No Conflict; Required Filings and Consents); Section 5.4 (Capital Structure); Section 5.5(h) (Investment Company Act); Section 5.13(b)(i) (Taxes); Section 5.17 (Brokers); and Section 5.18 (Takeover Statutes; Appraisal Rights).

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, body, department, self-regulatory organization, arbitration panel or similar entity or subdivision thereof.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, minerals in each case, whether naturally occurred or man-made, that is listed, designated, classified or regulated as hazardous or toxic under any Environmental Law; (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof, and lead-containing paint or plumbing; and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes and radon.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) net cash payment obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and rights in copyrightable works, (iv) rights in confidential and proprietary information, including trade secrets, know-how, ideas, formulae, invention disclosure, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (i) with respect to CCIT III, the actual knowledge of the persons named in Section 1.1(a) of the CCIT III Disclosure Letter and (ii) with respect to CMFT, the actual knowledge of the persons named in Section 1.1(a) of the CMFT Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws, statutes, common laws, rules, ordinances, codes, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, hypothecation, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership; other than transfer restrictions arising under applicable securities Laws.

“Order” means a judgment, writ, stipulation, injunction, order or decree of any Governmental Authority.

“Permitted Liens” means any of the following: (i) Liens for current Taxes or governmental assessments, charges or claims of payment not yet delinquent or that are being contested in good faith and for which adequate accruals or reserves have been established as of the date of this Agreement; (ii) Liens that are carriers’, suppliers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other similar Liens arising in the ordinary course of business if the underlying obligations are not delinquent, or are being contested in good faith; (iii) with respect to any real property, Liens that are zoning, building or other regulations, requirements, entitlements or other land use or environmental regulations by any Governmental Authority that do not materially impact the use of the real property as currently conducted; (iv) with respect to CCIT III, Liens that are disclosed on Section 4.10 of the CCIT III Disclosure Letter, and with respect to CMFT, Liens that are disclosed on Section 5.10 of the CMFT Disclosure Letter; (v) with respect to CCIT III or CMFT, as applicable, Liens that are disclosed in the most recent Quarterly Report on Form 10-Q filed by such Person; (vi) with respect to CCIT III, Liens arising pursuant to any CCIT III Material Contract or, with respect to CMFT, Liens arising pursuant to any CMFT Material Contract; (vii) with respect to any real property of CCIT III or CMFT, Liens that are recorded in a public record or disclosed on existing title policies made available to the other Party prior to the date hereof and any unrecorded easements (including reciprocal easement agreements), rights of way and other similar restrictions; and (viii) with respect to CCIT III or CMFT, as applicable, Liens that were incurred in the ordinary course of business since December 31, 2019 and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its subsidiaries, taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Proxy Statement” means the proxy statement relating to the Stockholders Meeting together with any amendment or supplements thereto.

“REIT” means a “real estate investment trust” within the meaning of Section 856 of the Code.

“REIT Opinion Counsel” means Morris, Manning & Martin LLP.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933.

“Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of CCIT III Common Stock entitled to vote at the Stockholders Meeting on the Merger and Charter Amendment; provided, however, that, for purposes of approving the Merger, the outstanding shares of CCIT III Common Stock entitled to vote shall exclude any shares of CCIT III Common Stock that are owned by (i) CCIT III Advisor, (ii) any director of CCIT III, (iii) any Person directly or indirectly owning, controlling or holding, with the power to vote, ten percent or more of the outstanding voting securities of CCIT III Advisor, (iv) any Person of which CCIT III Advisor or any director of CCIT III directly or indirectly owns, controls or holds, with the power to vote, ten percent or more of the outstanding voting securities, (v) any Person directly or indirectly controlling, controlled by or under common control with CCIT III Advisor, (vi) any executive officer, director, trustee or general partner of CCIT III Advisor or (vii) any legal entity for which CCIT III Advisor or any director of CCIT III acts as an executive officer, director, trustee or general partner.

“Stockholders Meeting” means the meeting of the holders of shares of CCIT III Common Stock exclusively for the purpose of seeking the Stockholder Approval, including any postponement or adjournment thereof.

“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Payment” means $710,000.

“Transaction Opinion Counsel” means Sullivan & Cromwell LLP.

“Wholly Owned CMFT Subsidiary” means CMFT Operating Partnership and any wholly owned subsidiary of CMFT or the CMFT Operating Partnership.

“Wholly Owned CCIT III Subsidiary” means the CCIT III Operating Partnership and any wholly owned subsidiary of CCIT III or the CCIT III Operating Partnership.

(b)    In addition to the terms defined in Section 1.1(a), the following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
Acquisition Proposal	Section 7.3(k)(i)
Adverse Recommendation Change	Section 7.3(e)
Additional Indemnification Agreements	Section 7.7(a)
Agreement	Preamble
Articles of Merger	Section 2.3
CCIT III	Preamble
CCIT III Board	Recitals
CCIT III Board Recommendation	Section 4.2(c)
CCIT III Change Notice	Section 7.3(f)(i)
CCIT III Class A Common Stock	Section 4.4(a)
CCIT III Class T Common Stock	Section 4.4(a)
CCIT III Disclosure Letter	Article 4
CCIT III Financial Advisor	Section 4.19
CCIT III Insurance Policies	Section 4.15
CCIT III Material Contracts	Section 4.12(a)
CCIT III Permits	Section 4.8(a)
CCIT III Preferred Stock	Section 4.4(a)
CCIT III Restricted Share Award	Section 3.2(a)
CCIT III SEC Documents	Section 4.5(a)
CCIT III Special Committee	Recitals
CCIT III Subsidiary Partnership	Section 4.13(g)
CCIT III Tax Protection Agreements	Section 4.13(g)
CCIT III Terminating Breach	Section 9.1(d)(i)
CCIT III Voting Debt	Section 4.4(c)
Closing	Section 2.2
Closing Date	Section 2.2
CMFT	Preamble
CMFT Board	Recitals
CMFT Common Stock	Section 5.4(a)
CMFT Disclosure Letter	Article 5
CMFT Insurance Policies	Section 5.14
CMFT Material Contract	Section 5.12
CMFT Permits	Section 5.8(a)
CMFT Preferred Stock	Section 5.4(a)
CMFT SEC Documents	Section 5.5(a)
CMFT Special Committee	Recitals
CMFT Subsidiary Partnership	Section 5.13(f)
CMFT Tax Protection Agreement	Section 5.13(f)
CMFT Terminating Breach	Section 9.1(c)(i)
CMFT Voting Debt	Section 5.4(c)
Escrow Agreement	Section 9.3(f)
Form S-4	Section 7.1(a)
Go Shop Bidder	Section 7.3(a)
Go Shop Period End Time	Section 7.3(a)

Defined Term	Location of Definition
Indemnified Parties	Section 7.7(a)
Interim Period	Section 6.1(a)
Intervening Event	Section 7.3(k)(ii)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Effective Time	Section 2.3
Merger Sub	Preamble
MGCL	Recitals
MLLCA	Recitals
Other Merger Agreements	Section 7.3(b)
Outside Date	Section 9.1(b)(i)
Party(ies)	Preamble
Permits	Section 4.8(a)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying REIT Income	Section 9.3(f)(i)
Registered Securities	Section 7.1(a)
Sarbanes-Oxley Act	Section 4.5(a)
SDAT	Section 2.3
Superior Proposal	Section 7.3(k)(iii)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.20
Taxable REIT Subsidiary	Section 4.1(c)
Termination Payee	Section 9.3(e)
Termination Payor	Section 9.3(e)
Transfer Agent	Section 3.3(a)
Transfer Taxes	Section 7.10(d)

Section 1.2    Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)    when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)    the table of contents and headings in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)    whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d)    “or” shall be construed in the inclusive sense of “and/or”;

(e)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f)    all references herein to “$” or dollars shall refer to United States dollars;

(g)    no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(h)    it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(i)    the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” and shall refer to business similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations, subject to any commercially reasonable modifications to past practice made in good faith to respond to the actual or anticipated effects of COVID-19 or any COVID-19 Measures;

(j)    references to a Person are also to its successors and permitted assigns;

(k)    except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; and

(l)    the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE 2

THE MERGER

Section 2.1    The Merger; Other Transactions. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and MLLCA, at the Merger Effective Time, CCIT III shall be merged with and into Merger Sub, whereupon the separate existence of CCIT III will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity upon consummation of the Merger, the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned subsidiary of CMFT. The Merger shall have the effects set forth in the applicable provisions of the MGCL, the MLLCA and this Agreement.

Section 2.2    Closing. The closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., New York City time, no later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as those conditions are reasonably capable of being satisfied), but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) such physical location or other date as may be agreed in writing by CCIT III and CMFT. The date on which Closing actually takes place is referred to herein as the “Closing Date.”

Section 2.3    Effective Time. On the Closing Date, CCIT III, CMFT and Merger Sub shall (a) cause articles of merger with respect to the Merger to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and the MLLCA (the “Articles of Merger”) and (b) make any other filings, recordings or publications required to be made by CCIT III, CMFT or the Surviving Entity under the MGCL or MLLCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed thirty (30) days after the Articles of Merger are accepted for record by the SDAT) as specified in the Articles of Merger (such date and time, the “Merger Effective Time”), it being understood and agreed that the Parties shall cause the Merger Effective Time to occur on the Closing Date.

Section 2.4    Organizational Documents of the Surviving Entity.

(a)    At the Merger Effective Time, the CMFT Charter shall remain in effect as the charter of CMFT until thereafter amended in accordance with applicable Law and the applicable provisions of the CMFT Charter.

(b)    At the Merger Effective Time and by virtue of the Merger, (i) the articles of organization of Merger Sub as in effect immediately prior to the Merger Effective Time shall be the articles of organization of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of organization, and (ii) the operating agreement of Merger Sub as in effect immediately prior to the Merger Effective Time shall be the operating agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of the Surviving Entity’s articles of organization and operating agreement.

Section 2.5    Tax Treatment of Merger. The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall be, and is hereby adopted as, a plan of reorganization for purposes of Section 354 and 361 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 2.5, and no Party shall take a position inconsistent with such treatment.

ARTICLE 3

EFFECTS OF THE MERGER

Section 3.1    Effects of the Merger.

(a)    The Merger. At the Merger Effective Time and by virtue of the Merger and without any further action on the part of CCIT III, CMFT or Merger Sub or the holders of any securities of CCIT III, CMFT or Merger Sub:

(i)    Subject to Section 3.1(b) and Section 3.4, each Eligible Share will be converted into the right to receive from CMFT the number of shares of CMFT Common Stock equal to the Exchange Ratio, subject to the treatment of fractional shares of CMFT Common Stock in accordance with Section 3.1(d) (the “Merger Consideration”);

(ii)    All Eligible Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration therefor in accordance with this Agreement;

(iii)     All Excluded Shares shall automatically be cancelled and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto, in connection with or as a consequence of the Merger; and

(iv)     Each membership interest of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding and, collectively, shall constitute the only issued and outstanding membership interests of the Surviving Entity.

(b)    Adjustment of the Merger Consideration. Between the date of this Agreement and the Merger Effective Time, if the issued and outstanding shares of CCIT III Common Stock, securities convertible or exchangeable into or exercisable for shares of CCIT III Common Stock, shares of CMFT Common Stock or securities convertible or exchangeable into or exercisable for shares of CMFT Common Stock shall have been changed into a different number of shares or other securities or a different class by reason of any stock split (whether forward or reverse), combination, reclassification, reorganization, recapitalization, distribution, merger or exchange or other similar transaction, or a stock dividend having a record date within such period shall have been declared, then (without limiting any other rights of the Parties hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change, and thereafter all references to the Exchange Ratio shall be deemed to be the Exchange Ratio as so adjusted. For the avoidance of doubt, (i) no adjustment shall be made pursuant to this Section 3.1(b) for any shares of CMFT Common Stock issued pursuant to CMFT’s distribution reinvestment plan and (ii) nothing in this Section 3.1(b) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

(c)    Transfer Books. From and after the Merger Effective Time, the share transfer books of CCIT III shall be closed, and thereafter there shall be no further registration of transfers of CCIT III Common Stock. From and after the Merger Effective Time, Persons who held outstanding shares of CCIT III Common Stock immediately prior to the Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law.

(d)    Fractional Shares. Notwithstanding anything to the contrary in this Agreement, no fractional shares of CMFT Common Stock less than 1/1,000th of a share shall be issued pursuant to this Agreement and, in lieu thereof, such fractional shares a Person would otherwise be entitled to receive pursuant to this Agreement, but for this Section  3.1(d), shall be aggregated and rounded up to the nearest 1/1,000th of a share.

Section 3.2     CCIT III Restricted Share Awards.

(a)    As of the Merger Effective Time, each restricted share of CCIT III Class A Common Stock granted under the CCIT III Equity Incentive Plan, whether vested or unvested, issued and outstanding as of immediately prior to the Merger Effective Time (a “CCIT III Restricted Share Award”) shall, by virtue of the Merger and without any further action on the part of CCIT III, CMFT or Merger Sub or the holder of any such securities, cease to represent a restricted share of CCIT III Class A Common Stock, and each holder thereof shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration, subject to the terms and conditions of Section 3.1(a)(i), as if the shares of CCIT III Class A Common Stock subject to such CCIT III Restricted Share Award were Eligible Shares; provided, however, for the avoidance of doubt, amounts deductible pursuant to and in accordance with Section 3.4 shall include such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax laws with respect to the lapsing of any restrictions on CCIT III Restricted Share Awards.

(b)    Prior to or at the Merger Effective Time, CCIT III, the CCIT III Board, CMFT, and the CMFT Board shall adopt any resolutions and take any actions necessary to (i) effectuate the provisions of this Section 3.2 and (ii) with respect to CCIT III, to terminate the CCIT III Equity Incentive Plan effective as of the Merger Effective Time and ensure that from and after the Merger Effective Time neither CMFT nor the Surviving Entity will be required to deliver shares of CCIT III Common Stock or other capital stock of CCIT III to any Person pursuant to or in settlement of any equity awards of CCIT III.

Section 3.3    Exchange Procedures.

(a)    As soon as reasonably practicable after the Merger Effective Time, CMFT shall cause DST Systems, Inc., or any successor transfer agent of CMFT (the “Transfer Agent”), to record on the stock records of CMFT the issuance of shares of CMFT Common Stock (including any fractional shares thereof) equal to the Merger Consideration that is issuable to each holder of Eligible Shares pursuant to Section 3.1 and each holder of CCIT III Restricted Share Awards pursuant to Section 3.2. For the avoidance of doubt, payment of the Merger Consideration shall only be made to the Person in whose name the relevant Eligible Shares are registered in the stock transfer books of CCIT III as of the Merger Effective Time.

(b)    None of CMFT, CCIT III, the Surviving Entity, the Transfer Agent, or any employee, officer, director, agent or Affiliate of such entities, shall be liable to any Person in respect of any Merger Consideration

(or the appropriate portion thereof) that has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts so delivered that remain unclaimed by holders of Eligible Shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of CMFT free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(c)    No interest shall be paid or accrued on the Merger Consideration (or any amounts in respect thereof, including any dividends payable on shares of CMFT Common Stock) for the benefit of holders of Eligible Shares or CCIT III Restricted Share Awards.

Section 3.4    Withholding Rights. Each and any of CMFT, CCIT III, the Surviving Entity or the Transfer Agent, or any of their agents, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of CCIT III Common Stock such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be timely paid to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5    Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.6    General Effects of the Merger. At the Merger Effective Time, the effect of the Merger shall be as set forth in this Agreement and the Articles of Merger and as provided in the applicable provisions of the MGCL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of CCIT III and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of CCIT III and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF CCIT III

Except as set forth in (a) the disclosure letter prepared by CCIT III and delivered by CCIT III to CMFT and Merger Sub prior to the execution and delivery of this Agreement (the “CCIT III Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the CCIT III Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, or (b) the CCIT III SEC Documents publicly filed with or publicly furnished to the SEC on or after December 31, 2019 and prior to the date of this Agreement, excluding any information or documents incorporated by reference therein or filed as exhibits thereto and any disclosures set forth or referenced in any risk factor section, forward-looking statements section or in any other section therein to the extent they are forward-looking statements or cautionary, non-specific, predictive or forward-looking in nature (and then only to the extent that the relevance of any disclosed event, item or occurrence in such filings to a matter covered by a representation or warranty set forth in this Article 4 is reasonably apparent on its face), CCIT III hereby represents and warrants as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to CMFT and Merger Sub that:

Section 4.1    Organization and Qualification; Subsidiaries.

(a)    CCIT III is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. CCIT III is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CCIT III Material Adverse Effect.

(b)    Each CCIT III Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each CCIT III Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CCIT III Material Adverse Effect.

(c)    Section 4.1(c) of the CCIT III Disclosure Letter sets forth a true and complete list of the CCIT III Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which CCIT III and the CCIT III Subsidiaries are qualified or licensed to do business, and the percentage of interest held, directly or indirectly, by CCIT III in each CCIT III Subsidiary, including a list of each CCIT III Subsidiary that is (i) a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”), (ii) a “taxable REIT subsidiary” within the meaning of Section 856(1) of the Code (each a “Taxable REIT Subsidiary”) and (iii) an entity taxable as a corporation under the Code that is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d)    Neither CCIT III nor any CCIT III Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the CCIT III Subsidiaries and investments in short-term investment securities).

(e)    CCIT III has made available to CMFT complete and correct copies of the CCIT III Governing Documents, which are in full force and effect as of the date of this Agreement. Each of CCIT III and the CCIT III Operating Partnership is in compliance with the terms of its CCIT III Governing Documents. True and complete copies of CCIT III’s and the CCIT III Operating Partnership’s minute books, as applicable, since January 1, 2017 have been made available by CCIT III to CMFT.

(f)    CCIT III has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the CCIT III Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 4.2    Authority; Approval Required.

(a)    CCIT III has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject only to receipt of the Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by CCIT III and the consummation by CCIT III of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of CCIT III are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to receipt of the Stockholder Approval, the filing of Articles of Amendment relating to the Charter Amendment with, and acceptance for record of such Articles of Amendment, by the SDAT and the filing of the Articles of Merger with, and acceptance for record of such Articles of Merger by, the SDAT.

(b)    This Agreement has been duly executed and delivered by CCIT III and, assuming due authorization, execution and delivery by CMFT and Merger Sub, constitutes a legally valid and binding obligation of CCIT III, enforceable against CCIT III in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)    On the recommendation of the CCIT III Special Committee, the CCIT III Board (including a majority of “Independent Directors” (as such term is defined in the CCIT III Charter)) not otherwise interested in the Merger has (i) determined that the terms of this Agreement, the Merger, the Charter Amendment and the other transactions contemplated by this Agreement are advisable and in the best interest of CCIT III and, with respect to this Agreement and the Merger, are fair and reasonable to CCIT III, and on terms and conditions no less favorable to CCIT III than those available from unaffiliated third parties, (ii) approved and authorized this Agreement, the Merger, the Charter Amendment and the other transactions contemplated by this Agreement, (iii) directed that the Merger and the Charter Amendment be submitted to a vote of the holders of CCIT III Common Stock and (iv) except as may be permitted pursuant to Section 7.3, resolved to include the CCIT III Board recommendation to holders of CCIT III Common Stock to vote in favor of approval of the Merger and the Charter Amendment (such recommendation, the “CCIT III Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)    The Stockholder Approval is the only vote of the holders of securities of CCIT III or the CCIT III Operating Partnership required to approve the Merger, the Charter Amendment and the other transactions contemplated by this Agreement.

Section 4.3    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by CCIT III does not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the Stockholder Approval, conflict with or violate any provision of (A) the CCIT III Governing Documents or (B) any equivalent organizational or governing documents of any other CCIT III Subsidiary, (ii) assuming (solely with respect to performance of this Agreement) compliance with the matters referred to in Section 4.3(b), conflict with or violate any Law or Environmental Permit applicable to CCIT III or any CCIT III Subsidiary or by which any property or asset of CCIT III or any CCIT III Subsidiary is bound, or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of CCIT III or any CCIT III Subsidiary or related to any of their respective properties, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a CCIT III Material Adverse Effect.

(b)    No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by CCIT III or any CCIT III Subsidiary with, nor are any required to be made or obtained by, CCIT III or any CCIT III Subsidiary with or from any Governmental Authority in connection with the execution, delivery and performance of this Agreement by CCIT III and the CCIT III Subsidiaries and the consummation of the Merger or the other transactions contemplated hereby, or in connection with the continuing operation of the business of CCIT III and the CCIT III Subsidiaries following the Merger Effective Time, except (i) the filing of the Proxy Statement and Form S-4 and the declaration of effectiveness of the Form S-4 and such other reports under or compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Amendment relating to the Charter Amendment with, and the acceptance for record of such Articles of Amendment by, the SDAT, (iii) the filing of the Articles of Merger with, and the acceptance for record of such Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iv) the filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, notifications or reports, individually or in the aggregate, would not reasonably be expected to have a CCIT III Material Adverse Effect. As of the date hereof, to the Knowledge of CCIT III, there is no reason why the necessary approvals referenced in clause (v) of the preceding sentence will not be received in order to permit consummation of the Merger on a timely basis.

Section 4.4    Capital Structure.

(a)    The authorized capital stock of CCIT III consists of 500,000,000 shares of capital stock, of which 245,000,000 shares are designated as Class A common stock, $0.01 par value per share (“CCIT III Class A Common Stock”), and 245,000,000 shares are designated as Class T common stock, $0.01 par value per share (“CCIT III Class T Common Stock”), and 10,000,000 shares are designated as preferred stock, $0.01 par value per share (“CCIT III Preferred Stock”). At the close of business on August 28, 2020, (i) 2,509,336 shares of CCIT III Class A Common Stock (inclusive of 18,659 CCIT III Restricted Share Awards) and 709,477 shares of CCIT III Class T Common Stock were issued and outstanding, (ii) no shares of CCIT III Preferred Stock were issued and outstanding, (iii) 400,000 shares of CCIT III Class A Common Stock were reserved for issuance under the CCIT III Equity Incentive Plan and (iv) 381,341 shares of CCIT III Class A Common Stock remained available for grant under the CCIT III Equity Incentive Plan. All of the outstanding shares of capital stock of CCIT III are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 4.4(a), there is no other outstanding capital stock of CCIT III.

(b)    All of the outstanding shares of capital stock of each of the CCIT III Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the CCIT III Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All shares of capital stock of (or other ownership interests in) each of the CCIT III Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, to the extent applicable, nonassessable. CCIT III owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the CCIT III Subsidiaries, including the CCIT III Operating Partnership, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights. All of the units of interest in the CCIT III Operating Partnership are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

(c)    There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of CCIT III or any CCIT III Subsidiary issued and outstanding (“CCIT III Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which CCIT III or any of the CCIT III Subsidiaries is a party or by which any of them is bound obligating CCIT III or any of the CCIT III Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of CCIT III or any CCIT III Subsidiary or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, CCIT III Voting Debt or other equity interests.

(d)    Neither CCIT III nor any CCIT III Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of CCIT III or any of the CCIT III Subsidiaries. Neither CCIT III nor any CCIT III Subsidiary has granted any registration rights on any of its capital stock. No CCIT III Common Stock is owned by any CCIT III Subsidiary.

(e)    CCIT III does not have a “poison pill” or similar stockholder rights plan.

(f)    All dividends or other distributions on the shares of CCIT III Common Stock or units of interest of the CCIT III Operating Partnership and any material dividends or other distributions on any securities of any CCIT III Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).

Section 4.5    SEC Documents; Financial Statements; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)    CCIT III has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules and reports required to be filed or furnished by CCIT III under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) since January 1, 2018 (the forms, documents, certifications, statements, schedules, reports (including the financial statements referenced in Section 4.5(e)) filed with the SEC since January 1, 2018, including those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “CCIT III SEC Documents”).

(b)    As of their respective filing dates, the CCIT III SEC Documents (i) complied, or with respect to CCIT III SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act, and (ii) did not, or with respect to CCIT III SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the CCIT III SEC Documents is, to the Knowledge of CCIT III, the subject of ongoing SEC review or threatened review, and CCIT III does not have any outstanding and unresolved comments from the SEC with respect to any CCIT III SEC Documents. None of the CCIT III SEC Documents is the subject of any confidential treatment request by CCIT III.

(c)    CCIT III has made available to CMFT complete and correct copies of all written correspondence between the SEC, on the one hand, and CCIT III, on the other hand, since December 31, 2018. No CCIT III Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(d)    At all applicable times, CCIT III has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(e)    The consolidated audited and unaudited financial statements of CCIT III and the CCIT III Subsidiaries included, or incorporated by reference, in the CCIT III SEC Documents, including the related notes and schedules, (i) have been or will be, as the case may be, prepared from the books and records of CCIT III and CCIT III Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act, which such adjustments are not, individually or in the aggregate, material to CCIT III) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of CCIT III and the CCIT III Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of CCIT III and the CCIT III Subsidiaries for the periods presented therein.

(f)    (A) CCIT III maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that material information required to be disclosed by CCIT III in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to CCIT III’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of CCIT III required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting CCIT III’s principal executive officer and principal financial officer to material information required to be included in CCIT III’s periodic reports required under the Exchange Act. CCIT III and CCIT III Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorizations, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. CCIT III has disclosed to CCIT III’s auditors and audit committee (and made summaries of such disclosures available to CMFT), based on the most recent evaluation by its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect CCIT III’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(g)    CCIT III is not, and none of the CCIT III Subsidiaries is, a party to, and neither CCIT III nor any CCIT III Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among CCIT III and any CCIT III Subsidiary, on the one hand, and any unconsolidated Affiliate of CCIT III or any CCIT III Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, CCIT III, any CCIT III Subsidiary or CCIT III’s or such CCIT III Subsidiary’s audited financial statements or other CCIT III SEC Documents.

(h)    Neither CCIT III nor any CCIT III Subsidiary is required to be registered as an investment company under the Investment Company Act.

(i)     CCIT III and CCIT III Subsidiaries (including in each case any of their officers and directors) have complied and are in compliance with applicable Anti-Corruption Laws. Neither CCIT III nor any CCIT III Subsidiary nor, to the Knowledge of CCIT III, any director, officer or Representative of CCIT III or any CCIT III Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither CCIT III nor any CCIT III Subsidiary has received any written communication that alleges that CCIT III or any CCIT III Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 4.6    Absence of Certain Changes or Events. Since December 31, 2019 through the date of this Agreement, (a) CCIT III and each CCIT III Subsidiary have conducted their respective business in all material respects in the ordinary course of business consistent with past practice, (b) neither CCIT III nor any CCIT III Subsidiary has taken any action that would have been prohibited by Section 6.1(b) (Conduct of the Business of CCIT III) if taken from and after the date of this Agreement and (c) there has not been any CCIT III Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a CCIT  III Material Adverse Effect.

Section 4.7    No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of CCIT III dated as of December 31, 2019 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2019, neither CCIT III nor any CCIT III Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a CCIT III Material Adverse Effect.

Section 4.8    Permits; Compliance with Law.

(a)    Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.11, which are addressed solely in that Section, CCIT III and each CCIT III Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority (“Permits”) necessary for CCIT III and each CCIT III Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “CCIT III Permits”), and all such CCIT III Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the CCIT III Permits, individually, or in the aggregate, would not reasonably be expected to have a CCIT III Material Adverse Effect. CCIT III has paid all fees and assessments due and payable, in each case, in connection with all such Permits except where failure to pay, individually or in the aggregate, would not reasonably be expected to have a CCIT III Material Adverse Effect. No event has occurred with respect to any of the CCIT III Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such CCIT III Permits. Neither CCIT III nor any of the CCIT III Subsidiaries has received any notice indicating, nor to the Knowledge of CCIT III, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of CCIT III or the CCIT III Subsidiaries or the CCIT III Properties that impairs the validity of any CCIT III Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any CCIT III Permit, except where the impairment or revocation of any such CCIT III Permits, individually, or in the aggregate, would not reasonably be expected to have a CCIT III Material Adverse Effect.

(b)    Since January 1, 2018, neither CCIT III nor any CCIT III Subsidiary has been in conflict with, or in default or violation of, (i) any Law applicable to CCIT III or any CCIT III Subsidiary or by which any property or asset of CCIT III or any CCIT III Subsidiary is bound (except for compliance with Laws addressed in Section 4.10, Section 4.11, Section 4.13 and Section 4.16 which are solely addressed in those Sections) or (ii) any CCIT III Permits (except for the CCIT III Permits addressed in Section 4.11, which are solely addressed in that Section), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a CCIT  III Material Adverse Effect.

Section 4.9    Litigation. There is no material Action to which CCIT III or any CCIT III Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of CCIT III, threatened before any Governmental Authority and, to the Knowledge of CCIT III, there is no basis for any such Action. Neither CCIT III nor any CCIT III Subsidiary has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of CCIT III or the CCIT III Subsidiaries. No Order has been issued in any proceeding to which CCIT III or any of the CCIT III Subsidiaries is or was a party, or, to the Knowledge of CCIT III, in any other proceeding, that enjoins or requires CCIT III or any of the CCIT III Subsidiaries to take action of any kind with respect to its businesses, assets or properties.

Section 4.10    Properties.

(a)    CCIT III has made available to CMFT a list of each parcel of real property currently owned or ground leased by CCIT III or any CCIT III Subsidiary, together with the applicable CCIT III Subsidiary owning or leasing such property. Except as would not reasonably be expected to be material to CCIT III or the CCIT III Subsidiaries, taken as a whole, CCIT III or a CCIT III Subsidiary has good, marketable and insurable indefeasible fee simple title or valid leasehold interest to each of the owned CCIT III Properties, free and clear of Liens, except for Permitted Liens. Except as would not reasonably be expected to have a CCIT III Material Adverse Effect, (i) neither CCIT III nor any CCIT III Subsidiary has received written notice of any uncured violation of any Law affecting any portion of any of the CCIT III Properties issued by any Governmental Authority and (ii) neither CCIT III nor any CCIT III Subsidiary has received written notice to the effect that there is any (A) condemnation or rezoning proceeding that is pending or, to the Knowledge of CCIT III, threatened with respect to any of the CCIT III Properties or (B) zoning, building or similar Law that is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the CCIT III Properties or by the continued maintenance, operation or use of the parking areas associated with the CCIT III Properties.

(b)    CCIT III has not received written notice of, nor does CCIT III have any Knowledge of, any latent defects or adverse physical conditions affecting any of the CCIT III Properties or the improvements thereon, except as has not had and would not reasonably be expected to have a CCIT III Material Adverse Effect.

(c)    CCIT III and the CCIT III Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them except as would not reasonably be expected to be material to CCIT III or the CCIT III Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to CCIT III or the CCIT III Subsidiaries, taken as a whole, neither CCIT III’s nor the CCIT III Subsidiaries’ ownership of any such personal property is subject to any Liens, other than Permitted Liens.

(d)     A policy of title insurance has been issued for each CCIT III Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by CCIT III or the applicable CCIT III Subsidiary with respect to CCIT III Properties that are not subject to ground leases and (B) a valid leasehold estate held by CCIT III or the applicable CCIT III Subsidiary that are subject to ground leases and (ii) to the Knowledge of CCIT III, such insurance policies are in full force and effect.

Section 4.11    Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a CCIT III Material Adverse Effect: (a) no written notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of CCIT III, is threatened, in each case relating to CCIT III or any of the CCIT III Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (b) CCIT III and the CCIT III Subsidiaries are, and for the past year, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (c) CCIT III and each of the CCIT III Subsidiaries is in possession of all Environmental Permits necessary for CCIT III and each CCIT III Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect; (d) any and all Hazardous Substances disposed of by CCIT III and each CCIT III Subsidiary since January 1, 2015 were disposed in accordance with all applicable Environmental Laws and Environmental Permits; (e) CCIT III and the CCIT III Subsidiaries are not subject to any Order, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (f) there are no liabilities or obligations of CCIT III or any of the CCIT III Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 4.12    Material Contracts.

(a)    Each Contract required to be filed (or incorporated by reference) as an exhibit to any CCIT III SEC Document filed on or after January 1, 2020 pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act has been so filed (or incorporated by reference) (such Contracts, together with those Contracts described in Section 4.12(b), “CCIT III Material Contracts”).

(b)    Other than the Contracts described in Section 4.12(a) and except for this Agreement, Section 4.12(b) of the CCIT III Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto, to which CCIT III or any CCIT III Subsidiary is a party or by which it is bound or to which any CCIT III Property or other material asset is subject, that:

(i) obligates CCIT III or any CCIT III Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of two million five hundred thousand dollars ($2,500,000) and is not cancelable within ninety (90) days without material penalty to CCIT III or any CCIT III Subsidiary;

(ii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that materially restricts the business of CCIT III or any CCIT III Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by CCIT III or any CCIT III Subsidiary or the geographic area in which CCIT III or any CCIT III Subsidiary may conduct business;

(iii) obligates CCIT III or any CCIT III Subsidiary to indemnify any past or present directors, officers, or employees of CCIT III or any CCIT III Subsidiary, other than the CCIT III Governing Documents or any equivalent organizational or governing documents of any other CCIT III Subsidiary;

(iv) constitutes (A) an Indebtedness obligation of CCIT III or any CCIT III Subsidiary with a principal amount as of the date hereof greater than twenty million dollars ($20,000,000) or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person (including CCIT III or a CCIT III Subsidiary) has directly or indirectly guaranteed Indebtedness, liabilities or obligations of CCIT III or a CCIT III Subsidiary or (2) CCIT III or a CCIT III Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person (other than CCIT III or another CCIT III Subsidiary);

(v) provides for the pending purchase or sale, option to purchase or sell or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) (other than any right of first refusal or right of first offer) of (A) any real property (including any CCIT III Property or any portion thereof) or (B) any other asset of CCIT III or any CCIT III Subsidiary or equity interests of any Person, in the case of (A) and (B) with a purchase or sale price greater than two million five hundred thousand dollars ($2,500,000);

(vi) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(vii) constitutes a loan to any Person (other than a Wholly Owned CCIT III Subsidiary) by CCIT III or any CCIT III Subsidiary;

(viii) sets forth the operational or economic terms of a joint venture, partnership, limited liability company or strategic alliance of CCIT III or any CCIT III Subsidiary with a third party;

(ix) prohibits the pledging of the capital stock of CCIT III or any CCIT III Subsidiary or prohibits the issuance of guarantees by any CCIT III Subsidiary;

(x) contains covenants limiting the ability of CCIT III or any CCIT III Subsidiary to sell, transfer, pledge or otherwise, dispose of any material assets or business of CCIT III or any CCIT III Subsidiary;

(xi) contains restrictions on the ability of CCIT III or any CCIT III Subsidiary to pay dividends or other distributions, other than the CCIT III Governing Documents or any equivalent organizational or governing documents of any other CCIT III Subsidiary;

(xii) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of two million five hundred thousand dollars ($2,500,000);

(xiii) provides for the management or operation of any of the CCIT III Properties on behalf of CCIT III or any CCIT III Subsidiary by any third party;

(xiv) is a lease, sublease, license or other rental agreement or occupancy agreement (written or verbal) which grants any possessory interest in and to any space situated on or in the CCIT III Properties or that otherwise gives rights with regard to the use of the CCIT III Properties pursuant to which CCIT III or any CCIT III Subsidiary expects to receive annualized rental income per year in excess of one million one hundred eighty thousand dollars ($1,180,000) as of June 30, 2020;

(xv) is a ground lease under which CCIT III or a CCIT III Subsidiary holds a leasehold interest in the CCIT III Properties or any portion thereof;

(xvi) provides a right of first refusal or right of first offer of any real property (including any CCIT III Property or any portion thereof) having annualized straight-line rents as of June 30, 2020 representing greater than 1.0% of CCIT III’s rental revenues for the year ended December 31, 2019; or

(xvii) is both (A) not made in the ordinary course of business consistent with past practice and (B) material to CCIT III and the CCIT III Subsidiaries, taken as a whole.

(c)    Each CCIT III Material Contract is legal, valid, binding on and enforceable against CCIT III or the CCIT III Subsidiary that is a party thereto and, to the Knowledge of CCIT III, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as would not, individually or in the aggregate, reasonably be expected to be material to CCIT III and the CCIT III Subsidiaries, taken as a whole, CCIT III and each CCIT III Subsidiary has performed all obligations required to be performed by it under each CCIT III Material Contract and, to the Knowledge of CCIT III, each other party thereto has performed all obligations required to be performed by it under such CCIT III Material Contract. None of CCIT III, any

CCIT III Subsidiary or, to the Knowledge of CCIT III, any other party thereto, is in breach or violation of, or default under, any CCIT III Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any CCIT III Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to be material to CCIT III and the CCIT III Subsidiaries, taken as a whole. Neither CCIT III nor any CCIT III Subsidiary has received written notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any CCIT III Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a CCIT III Material Adverse Effect.

(d)    Since December 31, 2019, (i) neither CCIT III nor any CCIT III Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any CCIT III Material Contract, (ii) no party has exercised, or threatened to exercise, any force majeure or similar provision under any CCIT III Material Contract and (iii) no party has sought to, or threatened to, withhold or otherwise delay amounts payable to CCIT III or any CCIT III Subsidiary under any CCIT III Material Contract as a result of COVID-19 or the COVID-19 Measures (whether or not CCIT III or such CCIT III Subsidiary granted any forgiveness or deferral).

(e)    Neither CCIT III nor any CCIT III Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.

Section 4.13    Taxes.

(a)    CCIT III and each CCIT III Subsidiary has timely filed with the appropriate Governmental Authority all U.S. federal and state income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are complete and correct in all material respects. CCIT III and each CCIT III Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and complete copies of all United States federal income Tax Returns that have been filed with the IRS by CCIT III and each CCIT III Subsidiary with respect to the taxable years ending on or after December 31, 2017 have been made available to CMFT. No written claim has been proposed by any Governmental Authority in any jurisdiction where CCIT III or any CCIT III Subsidiary do not file Tax Returns that CCIT III or any CCIT III Subsidiary is or may be subject to Tax by such jurisdiction.

(b)    Beginning with CCIT III’s taxable year ending on December 31, 2017, (i) CCIT III has been organized and operated in conformity with the requirements to qualify as a REIT under the Code, (ii) the current and proposed method of operation for CCIT III is expected to enable CCIT III to continue to meet the requirements for qualification as a REIT through and including CCIT III’s final taxable year ending with the Merger Effective Time (assuming the Closing of the Merger in accordance with the terms of this Agreement), and (iii) CCIT III has not taken any action that would, or omitted to take any action the omission of which would, reasonably be expected to result in CCIT III’s failure to qualify as a REIT, and no challenge to CCIT III’s status as a REIT is pending or threatened in writing.

(c)    (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or threatened in writing with regard to any material Taxes or material Tax Returns of CCIT III or any CCIT III Subsidiary; (ii) no deficiency for any material Taxes of CCIT III or any CCIT III Subsidiary has been claimed, proposed or assessed, in each case, in writing by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith; (iii) neither CCIT III nor any CCIT III Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither CCIT III nor any CCIT III Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions; and (v) neither CCIT III nor any CCIT III

Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)    Each CCIT III Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been, since it became a CCIT III Subsidiary, treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. No CCIT III Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(e)    Neither CCIT III nor any CCIT III Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor has it disposed of any such asset during its current taxable year.

(f)    CCIT III and the CCIT III Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)    There are no CCIT III Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of CCIT III threatened to raise, a material claim against CCIT III or any CCIT III Subsidiary for any breach of any CCIT III Tax Protection Agreements. As used herein, “CCIT III Tax Protection Agreements” means any written agreement to which CCIT III or any CCIT III Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a CCIT III Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a CCIT III Subsidiary Partnership, CCIT III or any CCIT III Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “CCIT III Subsidiary Partnership” means a CCIT III Subsidiary that is a partnership for United States federal income tax purposes.

(h)    There are no Tax Liens upon any property or assets of CCIT III or any CCIT III Subsidiary except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)    There are no Tax allocation or sharing agreements or similar arrangements (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely CCIT III and the CCIT III Subsidiaries) with respect to or involving CCIT III or any CCIT III Subsidiary, and after the Closing Date neither CCIT III nor any CCIT III Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(j)    Neither CCIT III nor any CCIT III Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither CCIT III nor any CCIT III Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Authority.

(k)    Neither CCIT III nor any CCIT III Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any CCIT III Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), or otherwise.

(l)    Neither CCIT III nor any CCIT III Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m)    Neither CCIT III nor any CCIT III Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(n)    No written power of attorney that has been granted by CCIT III or any CCIT III Subsidiary (other than to CCIT III or a CCIT III Subsidiary) currently is in force with respect to any matter relating to material Taxes.

(o)    CCIT III does not own a direct or indirect interest in any entity that is treated as a REIT for U.S. federal and applicable state and local income tax purposes.

(p)    CCIT III’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (I) CCIT III’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (II) CCIT III’s net capital gain for such year.

(q)    The CCIT III Operating Partnership is properly classified as a disregarded entity for U.S. federal and applicable state and local income tax purposes.

Section 4.14    Intellectual Property. Neither CCIT III nor any CCIT III Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by CCIT III or any CCIT III Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a CCIT III Material Adverse Effect, (i) no Intellectual Property used by CCIT III or any CCIT III Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) to CCIT III’s Knowledge, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of CCIT III or any CCIT III Subsidiary, and (iii) CCIT III and the CCIT III Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of CCIT III and the CCIT III Subsidiaries as it is currently conducted. Since January 1, 2018, neither CCIT III nor any CCIT III Subsidiary has received any written or, to the Knowledge of CCIT III, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 4.15    Insurance. Section 4.15 of the CCIT III Disclosure Letter sets forth, for all material insurance policies and all material fidelity bonds of CCIT III and the CCIT III Subsidiaries, the general type of insurance, insurer, policy number and aggregate limit (the “CCIT III Insurance Policies”). All such insurance policies are in full force and effect and no written notice of cancellation or termination has been received by CCIT III or any CCIT III Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually, or in the aggregate, would not reasonably be expected to be material to CCIT III and the CCIT III Subsidiaries, taken as a whole, (a) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default under any CCIT III Insurance Policy, or permit termination or modification thereof, (b) all premiums currently due and payable under all CCIT III Insurance Policies have been paid, and (c) CCIT III and the CCIT III Subsidiaries have otherwise complied in all material respects with the terms and conditions of all CCIT III Insurance Policies.

Section 4.16    Benefit Plans.

(a)    Other than the CCIT III Equity Incentive Plan, CCIT III and the CCIT III Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither CCIT III nor any CCIT III Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b)    None of CCIT III, any CCIT III Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(c)    Neither CCIT III nor any CCIT III Subsidiary has, or has ever had, any employees.

Section 4.17    Related Party Transactions. Except as described in the publicly available CCIT III SEC Documents filed with or furnished to the SEC on or after January 1, 2018 and prior to the date hereof, no agreements, arrangements or understandings between CCIT III or any CCIT III Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among CCIT III and CCIT III Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation  S-K promulgated by the SEC.

Section 4.18    Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.18 of the CCIT III Disclosure Letter, pursuant to the terms of the engagement letter between CCIT III and such Person, true, correct and complete copies of which have been provided to CMFT prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of CCIT III or any CCIT III Subsidiary.

Section 4.19    Opinion of Financial Advisor. The CCIT III Special Committee has received the oral opinion (which opinion has been or will be confirmed in writing) of Robert A. Stanger & Co., Inc. (the “CCIT III Financial Advisor”) to the effect that, as of the date of this Agreement and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of the CCIT III Common Stock. CCIT III will deliver to CMFT a complete and correct copy of such opinion promptly after receipt thereof by the CCIT III Special Committee solely for informational purposes (though such delivery need not be prior to entering into this Agreement).

Section 4.20    Takeover Statutes; Appraisal Rights. Neither CCIT III nor any CCIT III Subsidiary is, nor at any time during the last two (2) years was, an “interested stockholder” of CMFT as defined in Section 3-601 of the MGCL. The CCIT III Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger and no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. Pursuant to the CCIT III Charter, no dissenters’, appraisal or similar rights are available to the holders of CCIT III Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 4.21    COVID-19.

(a)    Each of CCIT III and the CCIT III Subsidiaries has complied with all applicable mandatory public health mandates announced by Governmental Authorities to address COVID-19, including the COVID-19 Measures, in all material respects.

(b)    Neither CCIT III nor any CCIT III Subsidiary has incurred any Indebtedness or received any funding (regardless of whether constituting Indebtedness), or applied for any such Indebtedness or funding, pursuant to the Coronavirus Aid, Relief, and Economic Security Act or any other economic relief or stimulus legislation or program, in each case related to COVID-19.

Section 4.22    No Other Representations and Warranties; Non-Reliance.

(a)    Except for the representations and warranties expressly set forth in this Article 4, or any document, agreement, certificate or other instrument contemplated by this Agreement, neither CCIT III nor any Person on behalf of CCIT III has made any representation or warranty, expressed or implied, with respect to CCIT III, any CCIT III Subsidiary, including their respective businesses, operations, assets (including the CCIT III Properties), liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding CCIT III or any CCIT III Subsidiary.

(b)    Notwithstanding anything contained in this Agreement to the contrary, CCIT III acknowledges and agrees with the representation of CMFT and Merger Sub in Section 5.21(a), and hereby acknowledges and confirms that, other than the representations and warranties expressly set forth in Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, (i) none of CMFT, Merger Sub or any other Person has made or is making, and (ii) CCIT III and its Representatives are not relying on, any representations or warranties relating to the CMFT or Merger Sub whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to CCIT III or any of its Representatives by CMFT, Merger Sub or their Representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF CMFT AND MERGER SUB

Except as set forth in (a) the disclosure letter prepared by CMFT and Merger Sub and delivered by CMFT to CCIT III prior to the execution and delivery of this Agreement (the “CMFT Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the CMFT Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, or (b) the CMFT SEC Documents publicly filed with or publicly furnished to the SEC on or after December 31, 2019 and prior to the date of this Agreement, excluding any information or documents incorporated by reference therein or filed as exhibits thereto and any disclosures set forth or referenced in any risk factor section, forward-looking statements section or in any other section therein to the extent they are forward-looking statements or cautionary, non-specific, predictive or forward-looking in nature (and then only to the extent that the relevance of any disclosed event, item or occurrence in such filings to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent on its face), CMFT and Merger Sub hereby jointly and severally represent and warrant as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to CCIT III that:

Section 5.1    Organization and Qualification; Subsidiaries.

(a)    CMFT is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of CMFT and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

(b)    Each CMFT Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted and (iii) is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

(c)    Neither CMFT nor any CMFT Subsidiary directly or indirectly owns any equity interest in any Person (other than in the CMFT Subsidiaries) and investments in short-term investment securities).

(d)    Neither CMFT nor any CMFT Subsidiary directly or indirectly owns any equity interest or equity investment in any Person (other than the CMFT Subsidiaries and investments in short-term investment securities).

(e)    CMFT has made available to CCIT III complete and correct copies of the CMFT Governing Documents, which are in full force and effect as of the date of this Agreement. Each of CMFT and the CMFT Operating Partnership is in compliance with the terms of its CMFT Governing Documents. True and complete copies of CMFT’s and the CMFT Operating Partnership’s minute books, as applicable, since January 1, 2017 have been made available by CMFT to CCIT III.

(f)    CMFT has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the CMFT Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 5.2    Authority.

(a)    Each of CMFT and Merger Sub has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by each of CMFT and Merger Sub and the consummation by CMFT and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, and no other corporate or limited liability company proceedings on the part of CMFT or Merger Sub are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, to the filing of the Articles of Merger with, and acceptance for record of such Articles of Merger by, the SDAT.

(b)    This Agreement has been duly executed and delivered by CMFT and Merger Sub and, assuming due authorization, execution and delivery by CCIT III, constitutes a legally valid and binding obligation of each of CMFT and Merger Sub enforceable against CMFT and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)    On the recommendation of the CMFT Special Committee, the CMFT Board (including a majority of directors and independent directors not otherwise interested in the Merger) has (i) determined that the terms of this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of CMFT, and (ii) approved and authorized this Agreement, the Merger and the other transactions contemplated by this Agreement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)    CMFT, as the sole member of Merger Sub, has approved this Agreement and the Merger.

Section 5.3    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by each of CMFT and Merger Sub do not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) the CMFT Governing Documents or (B) any equivalent organizational or governing documents of any other CMFT Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law or Environmental Permit applicable to CMFT or any CMFT Subsidiary or by which any property or asset of CMFT or any CMFT Subsidiary is bound, or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of CMFT or any CMFT Subsidiary or related to any of their respective properties, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

(b)    No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by CMFT or any CMFT Subsidiary with, nor are any required to be made or obtained by CMFT or any CMFT Subsidiary with or from any Governmental Authority, in connection with the execution, delivery and performance of this Agreement by CMFT and the CMFT Subsidiaries and the consummation of the Merger or the other transactions contemplated hereby, or in connection with the continuing operation of the business of CMFT and the CMFT Subsidiaries following the Merger Effective Time, except (i) the filing of the Form S-4 and the declaration of effectiveness of the Form S-4 and such other reports under or compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, notifications or reports which, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect. As of the date hereof, to the Knowledge of CMFT, there is no reason why the necessary approvals referenced in clause (v) of the preceding sentence will not be received in order to permit consummation of the Merger on a timely basis.

Section 5.4    Capital Structure.

(a)    The authorized capital stock of CMFT consists of 500,000,000 shares of capital stock, of which 490,000,000 shares are designated as common stock with a par value of $0.01 per share (“CMFT Common Stock”) and 10,000,000 shares are designated as preferred stock with a par value of $0.01 per share (“CMFT Preferred Stock”). At the close of business on August 28, 2020, (i) 309,404,647 shares of CMFT Common Stock (inclusive of 32,507 restricted shares of CMFT Common Stock granted under the CMFT Equity Incentive Plan) were issued and outstanding, (ii) no shares of CMFT Preferred Stock were issued and outstanding, (iii) 400,000 shares of CMFT Common Stock were reserved for issuance under the CMFT Equity Incentive Plan and (iv) 367,493 shares of CMFT Common Stock remained available for grant under the CMFT Equity Incentive Plan. All of the outstanding shares of capital stock of CMFT are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 5.4, there is no other outstanding capital stock of CMFT. All shares to be issued by CMFT as Merger Consideration, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

(b)    All of the outstanding shares of capital stock of each of the CMFT Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the CMFT Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All shares of capital stock of (or other ownership interests in) each of the CMFT Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, to the extent applicable, nonassessable. CMFT owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the CMFT Subsidiaries, including the CMFT Operating Partnership, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights. All of the units of interest in the CMFT Operating Partnership are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

(c)    There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of CMFT or any CMFT Subsidiary issued and outstanding (“CMFT Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which CMFT is a party or by which any of them is bound obligating CMFT to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of CMFT or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or CMFT Voting Debt or other equity interests.

(d)    CMFT is not a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of CMFT. CMFT has not granted any registration rights on any of its capital stock. No CMFT Common Stock is owned by any CMFT Subsidiary.

(e)    CMFT does not have a “poison pill” or similar stockholder rights plan.

(f)    All dividends or other distributions on the shares of CMFT Common Stock or units of interest of the CMFT Operating Partnership and any material dividends or other distributions on any securities of any CMFT Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).

Section 5.5    SEC Documents; Financial Statements; Internal Controls; Off-Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)    CMFT has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules and reports required to be filed or furnished by CMFT under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) since January 1, 2018 (the forms, documents, certifications, statements, schedules, reports (including the financial statements referenced in Section 5.5(e)) filed with the SEC since January 1, 2018, including those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “CMFT SEC Documents”).

(b)    As of their respective filing dates, the CMFT SEC Documents (i) complied, or with respect to CMFT SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act, and (ii) did not, or with respect to CMFT SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the CMFT SEC Documents is, to the Knowledge of CMFT, the subject of ongoing SEC review or threatened review, and CMFT does not have any outstanding and unresolved comments from the SEC with respect to any CMFT SEC Documents. None of the CMFT SEC Documents is the subject of any confidential treatment request by CMFT.

(c)    CMFT has made available to CCIT III complete and correct copies of all written correspondence between the SEC, on the one hand, and CMFT, on the other hand, since December 31, 2018. No CMFT Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(d)    At all applicable times, CMFT has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(e)    The consolidated audited and unaudited financial statements of CMFT and the CMFT Subsidiaries included, or incorporated by reference, in the CMFT SEC Documents, including the related notes and schedules, (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of CMFT and the CMFT Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act, which such adjustments are not, individually or in the aggregate, material to CMFT) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of CMFT and the CMFT Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows of CMFT and the CMFT Subsidiaries for the periods presented therein.

(f)    (A) CMFT maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that material information required to be disclosed by CMFT in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to CMFT’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of CMFT required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting

CMFT’s principal executive officer and principal financial officer to material information required to be included in CMFT’s periodic reports required under the Exchange Act. CMFT and CMFT Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorizations, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. CMFT has disclosed to CMFT’s auditors and audit committee (and made summaries of such disclosures available to CCIT III), based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect CMFT’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(g)    CMFT is not, and none of the CMFT Subsidiaries is, a party to, and neither CMFT nor any CMFT Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among CMFT and any CMFT Subsidiary, on the one hand, and any unconsolidated Affiliate of CMFT or any CMFT Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, CMFT, any CMFT Subsidiary or CMFT’s or such CMFT Subsidiary’s audited financial statements or other CMFT SEC Documents.

(h)    Neither CMFT nor any CMFT Subsidiary is required to be registered as an investment company under the Investment Company Act.

(i)    CMFT and CMFT Subsidiaries (including in each case any of their officers and directors) have complied and are in compliance with applicable Anti-Corruption Laws. Neither CMFT nor any CMFT Subsidiary nor, to the Knowledge of CMFT, any director, officer or Representative of CMFT or any CMFT Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither CMFT nor any CMFT Subsidiary has received any written communication that alleges that CMFT or any CMFT Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 5.6    Absence of Certain Changes or Events. Since December 31, 2019, (a) CMFT and each CMFT Subsidiary have conducted their respective business in all material respects in the ordinary course of business consistent with past practice, (b) neither CMFT nor any CMFT Subsidiary has taken any action that would have been prohibited by Section 6.2(a) (Conduct of the Business of CMFT) if taken from and after the date of this Agreement and (c) there has not been any CMFT Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a CMFT Material Adverse Effect.

Section 5.7    No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of CMFT dated as of December 31, 2019 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2019, neither CMFT nor any CMFT Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a CMFT Material Adverse Effect.

Section 5.8    Permits; Compliance with Law.

(a)    Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.11, which are addressed solely in that Section, CMFT and each CMFT Subsidiary is in possession of all Permits necessary for CMFT and each CMFT Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “CMFT Permits”), and all such CMFT Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the CMFT Permits, individually, or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect. CMFT has paid all fees and assessments due and payable, in each case, in connection with all such Permits except where failure to pay would not have a CMFT Material Adverse Effect. No event has occurred with respect to any of the CMFT Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such CMFT Permits. Neither CMFT nor any of the CMFT Subsidiaries has received any notice indicating, nor to the Knowledge of CMFT, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of CMFT or the CMFT Subsidiaries or the CMFT Properties that impairs the validity of any CMFT Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any CMFT Permit, except where the impairment or revocation of any such CMFT Permits, individually, or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

(b)    Since January 1, 2018, neither CMFT nor any CMFT Subsidiary has been in conflict with, or in default or violation of, any Law applicable to CMFT or any CMFT Subsidiary or by which any property or asset of CMFT or any CMFT Subsidiary is bound, (except for compliance with Laws addressed in Section 5.11 and Section 5.13, respectively, which are solely addressed in those Sections), except for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

Section 5.9    Litigation. There is no material Action to which CMFT or any CMFT Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of CMFT, threatened before any Governmental Authority and, to the Knowledge of CMFT, there is no basis for any such Action. Neither CMFT nor any CMFT Subsidiary has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of CMFT or the CMFT Subsidiaries. No Order has been issued in any proceeding to which CMFT or any of the CMFT Subsidiaries is or was a party, or, to the Knowledge of CMFT, in any other proceeding, that enjoins or requires CMFT or any of the CMFT Subsidiaries to take action of any kind with respect to its businesses, assets or properties.

Section 5.10    Properties.

(a)    Except as would not reasonably be expected to be material to CMFT or the CMFT Subsidiaries, taken as a whole, CMFT or a CMFT Subsidiary has good, marketable and insurable indefeasible fee simple title or valid leasehold interest to each of the owned CMFT Properties, free and clear of Liens, except for Permitted Liens. Except as would not reasonably be expected to have a CMFT Material Adverse Effect, (i) neither CMFT nor any CMFT Subsidiary has received written notice of any uncured violation of any Law affecting any portion of any of the CMFT Properties issued by any Governmental Authority and (ii) neither CMFT nor any CMFT Subsidiary has received written notice to the effect that there is any (A) condemnation or rezoning proceeding that is pending or, to the Knowledge of CMFT, threatened with respect to any of the CMFT Properties or (B) zoning, building or similar Law that is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the CMFT Properties or by the continued maintenance, operation or use of the parking areas associated with the CMFT Properties.

(b)    CMFT has not received written notice of, nor does CMFT have any Knowledge of, any latent defects or adverse physical conditions affecting any of the CMFT Properties or the improvements thereon, except as has not had and would not reasonably be expected to have a CMFT Material Adverse Effect.

(c)    A policy of title insurance has been issued for each CMFT Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by CMFT or the applicable CMFT Subsidiary with respect to CMFT Properties that are not subject to ground leases and (B) valid leasehold estate held by CMFT or the applicable CMFT Subsidiary that are subject to ground leases and (ii) to the Knowledge of CMFT, such insurance policies are in full force and effect.

Section 5.11    Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect: (i) no written notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of CMFT, is threatened, in each case relating to CMFT or any of the CMFT Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) CMFT and the CMFT Subsidiaries are, and for the past year, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) CMFT and each of the CMFT Subsidiaries is in possession of all Environmental Permits necessary for CMFT and each CMFT Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in, full force and effect; (iv) any and all Hazardous Substances disposed of by CMFT and each CMFT Subsidiary since January 1, 2015 were disposed in accordance with all applicable Environmental Laws and Environmental Permits; (v) CMFT and the CMFT Subsidiaries are not subject to any Order, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi) there are no liabilities or obligations of CMFT or any of the CMFT Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 5.12    Material Contracts.

(a)    Each Contract required to be filed (or incorporated by reference) as an exhibit to any CMFT SEC Document filed on or after January 1, 2020 pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act has been so filed (or incorporated by reference) (such Contracts, together with those Contracts described in Section 5.12(b), “CMFT Material Contracts”).

(b)    Other than the Contracts described in Section 5.12(a) and except for this Agreement, Section 5.12(b) of the CMFT Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto, to which CMFT or any CMFT Subsidiary is a party or by which it is bound or to which any CMFT Property or other material asset is subject, that:

(i)    obligates CMFT or any CMFT Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of two million five hundred thousand dollars ($2,500,000) and is not cancelable within ninety (90) days without material penalty to CMFT or any CMFT Subsidiary;

(ii)    constitutes (A) an Indebtedness obligation of CMFT or any CMFT Subsidiary with a principal amount as of the date hereof greater than one hundred million dollars ($100,000,000) or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person (including CMFT or any CMFT Subsidiary) has directly or indirectly guaranteed Indebtedness, liabilities or obligations of CMFT or any CMFT Subsidiary or (2) CMFT or any CMFT Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person (other than CMFT or any CMFT Subsidiary);

(iii)    provides for the pending purchase or sale, option to purchase or sell or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) (other than any right of first refusal or right of first offer) of (A) any real property (including any CMFT Property or any portion thereof) or (B) any other asset of CMFT or any CMFT Subsidiary or equity interests of any Person, in the case of (A) and (B), with a purchase or sale price greater than two million five hundred thousand dollars ($2,500,000);

(iv)    constitutes a loan to any Person (other than a Wholly Owned CMFT Subsidiary) by CMFT or any CMFT Subsidiary, other than any loans made in the ordinary course of business;

(v)    sets forth the operational or economic terms of a joint venture, partnership, limited liability company or strategic alliance of CMFT or any CMFT Subsidiary with a third party;

(vi)    contains restrictions on the ability of CMFT or any CMFT Subsidiary to pay dividends or other distributions, other than the CMFT Governing Documents or any equivalent organizational or governing documents of any other CMFT Subsidiary;

(vii)    has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of two million five hundred thousand dollars ($2,500,000);

(viii)    provides a right of first refusal or right of first offer of any real property (including any CMFT Property or any portion thereof) having annualized straight-line rents as of June 30, 2020 representing greater than 1.0% of CMFT’s rental revenues for the year ended December 31, 2019; or

(ix)    is both (A) not made in the ordinary course of business consistent with past practice and (B) material to CMFT and the CMFT Subsidiaries, taken as a whole.

(c)    Each CMFT Material Contract is legal, valid, binding on and enforceable against CMFT or the CMFT Subsidiary that is a party thereto and, to the Knowledge of CMFT, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as would not, individually or in the aggregate, reasonably be expected to be material to CMFT and the CMFT Subsidiaries, taken as a whole, CMFT and each CMFT Subsidiary has performed all obligations required to be performed by it under each CMFT Material Contract and, to the Knowledge of CMFT, each other party thereto has performed all obligations required to be performed by it under such CMFT Material Contract. None of CMFT, any CMFT Subsidiary or, to the Knowledge of CMFT, any other party thereto, is in breach or violation of, or default under, any CMFT Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any CMFT Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to be material to CMFT and the CMFT Subsidiaries, taken as a whole. Neither CMFT nor any CMFT Subsidiary has received written notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any CMFT Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

(d)    Since December 31, 2019, (i) neither CMFT nor any CMFT Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any CMFT Material Contract, (ii) no party has exercised, or threatened to exercise, any force majeure or similar provision under any CMFT Material Contract and (iii) no party has sought to, or threatened to, withhold or otherwise delay amounts payable to CMFT or any CMFT Subsidiary under any CMFT Material Contract as a result of COVID-19 or the COVID-19 Measures (whether or not CMFT or such CMFT Subsidiary granted any forgiveness or deferral).

(e)    Neither CMFT nor any CMFT Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.

Section 5.13    Taxes.

(a)    CMFT and each CMFT Subsidiary has timely filed with the appropriate Governmental Authority all U.S. federal and state income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are complete and correct in all material respects. CMFT and each CMFT Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and complete copies of all United States federal income Tax Returns that have been filed with the IRS by CMFT and each CMFT Subsidiary with respect to the taxable years ending on or after December 31, 2012 have been made available to CCIT III. No written claim has been proposed by any Governmental Authority in any jurisdiction where CMFT or any CMFT Subsidiary do not file Tax Returns that CMFT or any CMFT Subsidiary is or may be subject to Tax by such jurisdiction.

(b)    Beginning with CMFT’s taxable year ending on December 31, 2012, (i) CMFT has been organized and operated in conformity with the requirements to qualify as a REIT under the Code, (ii) the current and proposed method of operation for CMFT is expected to enable CMFT to continue to meet the requirements for qualification as a REIT, and (iii) CMFT has not taken any action that would, or omitted to take any action the omission of which would, reasonably be expected to result in CMFT’s failure to qualify as a REIT, and no challenge to CMFT’s status as a REIT is pending or threatened in writing.

(c)    (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or threatened in writing with regard to any material Taxes or material Tax Returns of CMFT or any CMFT Subsidiary; (ii) no deficiency for any material Taxes of CMFT or any CMFT Subsidiary has been claimed, proposed or assessed, in each case, in writing by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith; (iii) neither CMFT nor any CMFT Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither CMFT nor any CMFT Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions; and (v) neither CMFT nor any CMFT Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)    Each CMFT Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been, since it became a CMFT Subsidiary, treated for United

States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. No CMFT Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(e)    Neither CMFT nor any CMFT Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor has it disposed of any such asset during its current taxable year.

(f)    CMFT and the CMFT Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)    There are no CMFT Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of CMFT threatened to raise, a material claim against CMFT or any CMFT Subsidiary for any breach of any CMFT Tax Protection Agreements. As used herein, “CMFT Tax Protection Agreements” means any written agreement to which CMFT or any CMFT Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a CMFT Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a CMFT Subsidiary Partnership, CMFT or any CMFT Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “CMFT Subsidiary Partnership” means a CMFT Subsidiary that is a partnership for United States federal income tax purposes.

(h)    There are no Tax Liens upon any property or assets of CMFT or any CMFT Subsidiary except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)    There are no Tax allocation or sharing agreements or similar arrangements (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely CMFT and the CMFT Subsidiaries) with respect to or involving CMFT or any CMFT Subsidiary, and after the Closing Date neither CMFT nor any CMFT Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(j)    Neither CMFT nor any CMFT Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither CMFT nor any CMFT Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Authority.

(k)    Neither CMFT nor any CMFT Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any CMFT Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), or otherwise.

(l)    Neither CMFT nor any CMFT Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m)    Neither CMFT nor any CMFT Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(n)    Merger Sub is and always has been a disregarded entity for U.S. federal and applicable state and local income tax purposes.

(o)    CMFT does not own a direct or indirect interest in an entity that is treated as a REIT for U.S. federal and applicable state and local income tax purposes.

(p)    CMFT’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (i) CMFT’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) CMFT’s net capital gain for such year.

(q)    The CMFT Operating Partnership is properly classified as a disregarded entity for U.S. federal and applicable state and local income tax purposes.

Section 5.14    Insurance. All material insurance policies of CMFT and the CMFT Subsidiaries (the “CMFT Insurance Policies”) are in full force and effect and no written notice of cancellation or termination has been received by CMFT or any CMFT Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually, or in the aggregate, would not reasonably be expected to be material to CMFT and the CMFT Subsidiaries, taken as a whole, (a) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default under any CMFT Insurance Policy, or permit termination or modification thereof, (b) all premiums currently due and payable under all CMFT Insurance Policies have been paid, and (c) CMFT and the CMFT Subsidiaries have otherwise complied in all material respects with the terms and conditions of all CMFT Insurance Policies.

Section 5.15    Benefit Plans.

(a)    Other than the CMFT Equity Incentive Plan, CMFT and the CMFT Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither CMFT nor any CMFT Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b)    None of CMFT, any CMFT Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(c)    Neither CMFT nor any CMFT Subsidiary has, or has ever had, any employees.

Section 5.16    Related Party Transactions. Except as described in the publicly available CMFT SEC Documents filed with or furnished to the SEC on or after January 1, 2018 and prior to the date hereof, no agreements, arrangements or understandings between CMFT or any CMFT Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among CMFT and CMFT Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation  S-K promulgated by the SEC.

Section 5.17    Brokers. Other than Barclays Capital Inc., no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of CMFT or any CMFT Subsidiary.

Section 5.18    Takeover Statutes; Appraisal Rights. Neither CMFT nor any CMFT Subsidiary is, nor at any time during the last two (2) years was, an “interested stockholder” of CCIT III as defined in Section 3-601 of the MGCL. The CMFT Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger and no other Takeover Statutes are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. Pursuant to the CMFT Charter, no dissenters’, appraisal or similar rights are available to the holders of CMFT Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 5.19    Ownership of Merger Sub; No Prior Activities.

(a)    Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the limited liability company membership interests of Merger Sub are owned, directly or indirectly, by CMFT.

(b)    Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Merger Effective Time, incurred, directly or indirectly through any subsidiary, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.20    COVID-19.

(a)    Each of CMFT and the CMFT Subsidiaries has complied with all applicable mandatory public health mandates announced by Governmental Authorities to address COVID 19, including the COVID 19 Measures, in all material respects.

(b)    Neither CMFT nor any CMFT Subsidiary has incurred any Indebtedness or received any funding (regardless of whether constituting Indebtedness), or applied for any such Indebtedness or funding, pursuant to the Coronavirus Aid, Relief, and Economic Security Act or any other economic relief or stimulus legislation or program, in each case related to COVID-19.

Section 5.21    No Other Representations and Warranties; Non-Reliance.

(a)    Except for the representations and warranties expressly set forth in this Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, neither CMFT, nor any Person on behalf of CMFT, has made any representation or warranty, expressed or implied, with respect to CMFT or any CMFT Subsidiary, including their respective businesses, operations, assets (including the CMFT Properties), liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding CMFT or any CMFT Subsidiary.

(b)    Notwithstanding anything contained in this Agreement to the contrary, CMFT and Merger Sub acknowledge and agree with the representation of CCIT III in Section 4.22(a), and hereby acknowledge and confirm that, other than the representations and warranties expressly set forth in Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, (i) neither CCIT III nor any other Person has made or is making, and (ii) CMFT, Merger Sub and their Representatives are not relying on, any representations or warranties relating to CCIT III whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to CMFT, Merger Sub or any of their Representatives by CCIT  III or its Representatives.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1    Conduct of Business by CCIT III.

(a)    CCIT III covenants and agrees that, between the date of this Agreement and the earlier to occur of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by CMFT (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.1(a) of the CCIT III Disclosure Letter, CCIT III shall, and shall cause each CCIT III Subsidiary to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of CCIT III as a REIT and (C) maintain its material assets and properties in their current condition (normal wear and tear and damage excepted).

(b)    Without limiting the foregoing, CCIT III further covenants and agrees that, during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by CMFT (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.1(b) of the CCIT III Disclosure Letter, CCIT III shall not, and shall not cause or permit any CCIT III Subsidiary to, do any of the following:

(i)    amend or propose to amend the CCIT III Governing Documents or such equivalent organizational or governing documents of any CCIT III Subsidiary, or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the CCIT III Charter) under the CCIT III Charter;

(ii)    adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of CCIT III or any CCIT III Subsidiary;

(iii)    declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of CCIT III or any CCIT III Subsidiary or other equity securities or ownership interests in CCIT III or any CCIT III Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by CCIT III of dividends in an amount less than or equal to an annual rate of five percent (5.0%) of CCIT III’s net asset value as of June 30, 2020, ratably over the calendar year, (B) the declaration and payment of dividends or other distributions to CCIT III by any directly or indirectly Wholly Owned CCIT III Subsidiary, and (C) distributions by any CCIT III Subsidiary that is not wholly owned, directly or indirectly, by CCIT III, in accordance with the requirements of the organizational documents of such CCIT III Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii), CCIT III and any CCIT III Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for CCIT III to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law);

(iv)    other than the withholding of shares to satisfy withholding Tax obligations in respect of CCIT III Restricted Share Awards outstanding as of the date of this Agreement in accordance with their terms and the CCIT III Equity Incentive Plan in effect on the date of this Agreement, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of CCIT III or a CCIT III Subsidiary or securities convertible or exchangeable into or exercisable therefor;

(v)    except for transactions among CCIT III and one or more Wholly Owned CCIT III Subsidiaries or among one or more Wholly Owned CCIT III Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of CCIT III or any of the CCIT III Subsidiaries’ capital stock or equity interests, or authorize the issuance, sale, pledge, disposition, grant, transfer or any Lien against, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of CCIT III or any of the CCIT III Subsidiaries’ capital stock or equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any capital stock of CCIT III or any of the capital stock or other equity interests of any CCIT III Subsidiary;

(vi)    acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets), or sell, pledge, lease, assign, transfer, dispose of or effect a deed in lieu of foreclosure with respect to, or permit or suffer to exist the creation of any Lien upon, any material property or assets, except (A) acquisitions by CCIT III or any Wholly Owned CCIT III Subsidiary of or from an existing Wholly Owned CCIT III Subsidiary, (B) acquisitions or dispositions in the ordinary course of business for consideration less than ten percent (10.0%) of the equity value of CCIT III per such acquisition or disposition, (C) any disposition of a real property asset for consideration greater than or equal to ninety percent (90%) of the net asset value assigned to such real property asset by the then most recent third party appraisal with respect to such property and (D) leases and Liens in the ordinary course of business;

(vii)    incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a Wholly Owned CCIT III Subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of CCIT III or any of the CCIT III Subsidiaries, except (A) Indebtedness incurred under CCIT III’s existing credit facility in the ordinary course of business, (B) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on CCIT III compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing) and (C) any mortgage Indebtedness in respect of any real property having a loan-to-value ratio not in excess of seventy-five percent (75%);

(viii)    make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any Wholly Owned CCIT III Subsidiary;

(ix)    other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any CCIT III Material Contract (or any Contract that, if existing as of the date hereof, would be a CCIT III Material Contract), in any material respect, other than (A) any termination or renewal in accordance with the terms of any existing CCIT III Material Contract that occurs automatically without any action (other than notice of renewal) by CCIT III or any CCIT III Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(x)    authorize, make or commit to make any material capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts, or in conjunction with emergency repairs;

(xi)    make any payment, direct or indirect, of any liability of CCIT III or any CCIT III Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xii)    waive, release, assign, settle or compromise any material Action, other than waivers, releases, assignments, settlements or compromises that (A) (I) involve only the payment of monetary damages in an amount (less any portion of such payment payable under an existing property-level insurance policy or reserved for such matter by the CCIT III on the most recent balance sheet included in the CCIT III SEC Documents as of the date of this Agreement) no greater than five hundred thousand dollars ($500,000) individually or two million dollars ($2,000,000) in the aggregate, (II) do not involve the imposition of injunctive relief against CCIT III or any CCIT III Subsidiary or the Surviving Entity and (III) do not provide for any admission of material liability by CCIT III or any of the CCIT III Subsidiaries, or (B) are made with respect to any Action involving any present, former or purported holder or group of holders of CCIT III Common Stock in accordance with Section 7.6(c);

(xiii)    (A) hire any employee or engage any independent contractor (who is a natural person), (B) grant any new awards under the CCIT III Equity Incentive Plan or amend or modify the terms of any CCIT III Restricted Share Awards outstanding as of the date of this Agreement or (C) become a party to, enter into or otherwise adopt any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law;

(xiv)    fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

(xv)    enter into any new line of business;

(xvi)    form any new, or consent to any amendment or modification of the terms of existing, funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

(xvii)    fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii)    enter into or modify in a manner adverse to CCIT III any CCIT III Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return; settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund; give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve CCIT III’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any CCIT III Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix)    take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause CCIT III to fail to qualify as a REIT or any CCIT III Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx)    adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization except in connection with any transaction permitted by Section 6.1(b)(vi) in a manner that would not reasonably be expected to be materially adverse to CCIT III or to prevent or impair the ability of CCIT III to consummate the Merger;

(xxi)    make any payment, loan, distribution or transfer of assets to CCIT III Advisor or its Affiliates (other than CCIT III and any CCIT III Subsidiary) except in such amount and as expressly contemplated by this Agreement or the CCIT III Advisory Agreement;

(xxii)    take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the CCIT III Common Stock with respect to the Merger or any other transactions contemplated by this Agreement;

(xxiii)    amend or modify the engagement letter with the CCIT III Financial Advisor to increase compensation to the CCIT III Financial Advisor or engage other financial advisors in connection with the transactions contemplated by this Agreement, provided that CCIT III may engage other financial advisors in the event the CCIT III Special Committee determines in good faith that any such other financial advisor should be engaged due to conflict considerations; or

(xxiv)    authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c)    Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit CCIT III from taking any action, or refraining to take any action, at any time or from time to time (i) if, in the reasonable judgment of the CCIT III Board, such action or inaction is reasonably necessary (A) for CCIT III to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (B) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that CCIT III or any CCIT III Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (A), making dividend or any other actual, constructive or deemed distribution payments to stockholders of CCIT III in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii), or (ii) to take actions in good faith to respond to the actual or anticipated effects of COVID-19 or the COVID-19 Measures on CCIT III or any CCIT III Subsidiary, including changes in relationships with partners, financing sources, directors, officers, consultants, Affiliates, agents and other business partners.

Section 6.2    Conduct of Business by CMFT.

(a)    CMFT covenants and agrees that during the Interim Period, except (1) to the extent required by applicable Law or (2) as may be consented to in advance in writing by CCIT III, CMFT and Merger Sub shall, and shall cause each of the other CMFT Subsidiaries to, use all reasonable efforts to maintain the status of CMFT as a REIT.

(b)    CMFT covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by CCIT III (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement or (4) as set forth in Section 6.2(a) of the CMFT Disclosure Letter, CMFT and Merger Sub shall not, and shall not cause or permit any CMFT Subsidiary to, do any of the following:

(i)    amend or propose to amend the CMFT Governing Documents or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the CMFT Charter) under the CMFT Charter;

(ii)    adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of CMFT or any CMFT Subsidiary;

(iii)    declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of CMFT or any CMFT Subsidiary or other equity securities or ownership interests in CMFT or any CMFT Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by CMFT of dividends in an amount less than or equal to annual rate of five percent (5.0%) of CMFT’s net asset value as of June 30, 2020, ratably over the calendar year, (B) the declaration and payment of dividends or other distributions to CMFT by any directly or indirectly Wholly Owned CMFT Subsidiary, and (C) distributions by any CMFT Subsidiary that is not wholly owned, directly or indirectly, by CMFT, in accordance with the requirements of the organizational documents of such CMFT Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b)(iii), CMFT and any CMFT Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for CMFT to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law);

(iv)    other than (A) the withholding of shares to satisfy withholding Tax obligations in respect of restricted shares of CMFT Common Stock granted under the CMFT Equity Incentive Plan and (B) in accordance with the share redemption program of CMFT set forth on Section 6.2(b)(iv) of the CMFT Disclosure Letter, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of CMFT or a CMFT Subsidiary or securities convertible or exchangeable into or exercisable therefor;

(v)    adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except any transaction that would not reasonably be expected to be materially adverse to CMFT or to prevent or impair the ability of CMFT or Merger Sub to consummate the Merger;

(vi)    except for the transactions contemplated by the Other Merger Agreements (as the same may be amended from time to time), acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material properties or material assets, except (A) acquisitions by CMFT or any Wholly Owned CMFT Subsidiary of or from an existing Wholly Owned CMFT Subsidiary and (B) acquisitions in the ordinary course of business for consideration less than ten percent (10.0%) of the equity value of CMFT per such acquisition;

(vii)    incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a Wholly Owned CMFT Subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of CMFT or any of the CMFT Subsidiaries, except (A) Indebtedness incurred under CMFT’s or any CMFT Subsidiary’s existing credit facilities in the ordinary course of business, (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed two hundred million dollars ($200,000,000), (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on CMFT compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing) and (D) any mortgage Indebtedness in respect of any real property having a loan-to-value ratio not in excess of seventy-five percent (75%);

(viii)    fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

(ix)    enter into any new line of business;

(x)    enter into or modify in a manner adverse to CMFT any CMFT Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund, give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve CMFT’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any CMFT Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xi)    take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause CMFT to fail to qualify as a REIT or any CMFT Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; or

(xii)    authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c)    Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit CMFT from taking any action, or refraining to take any action, at any time or from time to time, if, in the reasonable judgment of the CMFT Board, such action or inaction is reasonably necessary (i) for CMFT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time, (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that CMFT or any CMFT Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i), making dividend or any other actual, constructive or deemed distribution payments to stockholders of CMFT in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(b)(iii) or (iii) to take actions in good faith to respond to the actual or anticipated effects of COVID-19 or the COVID-19 Measures on CMFT or any CMFT Subsidiary.

Section 6.3    No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (i) CMFT, directly or indirectly, the right to control or direct CCIT III or any CCIT III Subsidiary’s operations prior to the Merger Effective Time, or (ii) CCIT III, directly or indirectly, the right to control or direct CMFT or any CMFT Subsidiary’s operations prior to the Merger Effective Time. Prior to the Merger Effective Time, (i) CCIT III shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the CCIT III Subsidiaries’ respective operations and (ii) CMFT shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the CMFT Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1    Preparation of the Form S-4 and the Proxy Statement; Stockholder Approval.

(a)    As promptly as reasonably practicable following the date of this Agreement, (i) CCIT III shall complete the preparation (with CMFT’s reasonable cooperation) and cause to be filed with the SEC the Proxy Statement in preliminary form with respect to the Stockholders Meeting and (ii) CMFT shall complete the preparation (with CCIT III’s reasonable cooperation) and cause to be filed with the SEC, a registration statement on Form S-4 under the Securities Act (as amended or supplemented from time to time, the “Form S-4”), which will include the Proxy Statement, to register under the Securities Act the shares of CMFT Common Stock to be issued in the Merger (the “Registered Securities”); each Party agrees to use its respective commercially reasonable efforts to cause such filings to be made no later than the date that is fifteen (15) Business Days from the date hereof. Each of CCIT III and CMFT shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, (C) keep the Form S-4 effective for so long as necessary to complete the Merger and (D) as reasonably requested by CMFT, assist with the preparation of any proxy statement, registration statement or other filing with the SEC in connection with any transaction between CMFT, on the one hand, and Cole Office & Industrial REIT (CCIT II), Inc. and Cole Credit Property Trust V, Inc., on the other hand. Each of CCIT III and CMFT shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other Party and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement and shall provide to their and each other’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of CCIT III and CMFT shall promptly notify the other Party upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other Party with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Proxy Statement received from the SEC and advise the other Party of any oral comments with respect to the Form S-4 or the Proxy Statement received from the SEC. Each of CCIT III and CMFT shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC, mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of CCIT III and CMFT, as applicable, shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give due consideration to all reasonable comments provided by the other Party. CMFT shall notify CCIT III, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the Registered Securities, and CMFT shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. CMFT shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Registered Securities, and CCIT III shall furnish all information concerning CCIT III and its stockholders as may be reasonably requested in connection with any such actions.

(b)    Each of CCIT III, on behalf of itself and the CCIT III Subsidiaries, and CMFT, on behalf of itself and the CMFT Subsidiaries, agrees that none of the information supplied or to be supplied by it or such subsidiaries for inclusion or incorporation by reference in (i) the Proxy Statement and any amendment or supplement thereto will, at the time the Form S-4 becomes effective under the Securities Act, at the date of mailing to the stockholders of the CCIT III, at the time of the Stockholders Meeting and at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (iii) any other document to be filed by CCIT III or CMFT, respectively, will, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the receipt of the Stockholder Approval, any information relating to CMFT or CCIT III, or any of their respective Affiliates, should be discovered by CMFT or CCIT III which, in the reasonable judgment of CMFT or CCIT III, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, as applicable, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and CMFT and CCIT III shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of CMFT and CCIT III.

(c)    As promptly as practicable after the SEC advises it has no comments or no further comments to the Proxy Statement, CCIT III shall, in accordance with applicable Law and the CCIT III Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Stockholders Meeting solely for the purpose of obtaining the Stockholder Approval; provided, that such record date shall not be more than ninety (90) days prior to the date of the Stockholders Meeting; provided further that, notwithstanding anything herein to the contrary, the Parties will cooperate in good faith to the extent reasonably possible to coordinate timing of the Stockholders Meeting with the stockholders meetings of Cole Office & Industrial REIT (CCIT II), Inc. and Cole Credit Property Trust V, Inc. to be held pursuant to the Other Merger Agreements. CCIT III shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to CCIT III’s stockholders entitled to vote at the Stockholders Meeting and to hold the Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act (provided that there are no outstanding SEC comments on the Proxy Statement and the SEC has not otherwise enjoined mailing or use of the Proxy Statement); and provided further that the definitive Proxy Statement shall not be mailed to CCIT III’s stockholders prior to the Go-Shop Period End Time. CCIT III shall, through the CCIT III Special Committee and the CCIT III Board, recommend to its stockholders that they provide the Stockholder Approval, include the CCIT III Special Committee and CCIT III Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Stockholder Approval, except to the extent that the CCIT III Special Committee and CCIT III Board shall have made an Adverse Recommendation Change as permitted by Section 7.3(c); provided, however, for the avoidance of doubt, no Adverse Recommendation Change shall alter the other obligations under Section 7.1 unless this Agreement shall have been terminated in accordance with its terms prior to the Stockholders Meeting. Notwithstanding the foregoing provisions of this Section 7.1(c), CCIT III shall have the right to make one or more postponements, recesses or adjournments of the Stockholders Meeting (i) if, on a date for which the Stockholders Meeting is scheduled, CCIT III has not received proxies representing a sufficient number of shares of CCIT III Common Stock to obtain the Stockholder Approval, whether or not a quorum is present, or (ii) to the extent necessary to ensure that any amendment or supplement to the Proxy Statement required under applicable Law to be filed with the SEC and/or disseminated to CCIT III’s stockholders is timely filed with the SEC and/or disseminated to CCIT III’s stockholders; provided, however, that the Stockholders Meeting shall not be postponed or adjourned to a date that is (A) in the case of clause (i), more than thirty (30) days after the date for which the Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and in the case of clause (ii), more than ten (10) Business Days from the previously scheduled date of such meeting, or (B) more than one hundred twenty (120) days from the record date for the Stockholders Meeting; provided, further, the Stockholders Meeting may not be postponed or adjourned on the date the Stockholders Meeting is scheduled if CCIT III shall have received proxies in respect of an aggregate number of shares of CCIT III Common Stock, which have not been withdrawn, such that Stockholder Approval would be obtained at such meeting.

Section 7.2    Access to Information; Confidentiality.

(a)    During the period from the date of this Agreement to and including the Merger Effective Time, each of the Parties shall, and shall cause each of their respective subsidiaries to, subject to applicable Law and the COVID-19 Measures, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books and records that the other Party may reasonably request and, during such period, each of the Parties shall, and shall cause each of their respective subsidiaries to and shall use their reasonable best efforts to cause its Representatives to, furnish reasonably promptly to the other Parties a copy of any report, schedule, registration statement or other document filed by it during such period pursuant to the requirements of federal or state securities Laws as the other Party may reasonably request. In connection with such reasonable access to information, each of the Parties shall use their reasonable best efforts to cause its respective Representatives to participate in meetings and telephone conferences with the other Parties and their Representatives prior to the mailing of the Proxy Statement, prior to the Stockholders Meeting, respectively, and at such other times as may be reasonably requested. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business in accordance with this Agreement (provided, however, that the withholding Party shall use its commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the required consent of such third party to such access or disclosure), (B) of a sensitive or personal nature that would reasonably be expected to expose CCIT III or CMFT to the risk of liability, (C) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, however, that the withholding Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), (D) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (E) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their reasonable best efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder.

(b)    Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3    Go Shop; No Solicitation; Superior Proposals.

(a)    Notwithstanding anything to the contrary contained in this Agreement but subject to Section 7.3(f) and Section 7.3(g), during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on October 7, 2020 (the “Go Shop Period End Time”), CCIT III, the CCIT III Subsidiaries and their respective Representatives may and shall have the right to, directly or indirectly: (i) initiate, solicit, encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, including by way of (A) contacting third parties, (B) broadly disseminating public disclosure (other than confidential information) or (C) providing access to the properties, offices, assets, books, records and personnel of CCIT III and the CCIT III Subsidiaries and furnishing non-public information pursuant to (but only pursuant to) one or more Acceptable NDAs; provided, however, that CCIT III shall prior to, or concurrently with the time such access or non-public information is provided, provide such access and make available such non-public information to CMFT to the extent it has not already done so; (ii) enter into, continue or otherwise participate in any discussions or negotiations with any Person relating to, or in furtherance of, such inquiries, proposals, offers or other actions or to obtain, an Acquisition Proposal; (iii) refrain from enforcing any standstill agreement or similar obligation to CCIT III or any of the CCIT III Subsidiaries; and (iv) disclose to the stockholders of CCIT III any information required to be disclosed under applicable Law; provided, however, that in the case of this clause (iv), to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the CCIT III Special Committee or the CCIT III Board with respect to this Agreement or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change if not accompanied by an express public affirmation of the CCIT III Board Recommendation. For purposes of this Agreement, the term “Go Shop Bidder” shall mean any Person (including its controlled Affiliates and Representatives) that submits a written proposal or offer regarding an Acquisition Proposal prior to the Go Shop Period End Time that has not been withdrawn and that the CCIT III Special Committee determines, in good faith, after consultation with its financial advisors and outside legal counsel, prior to the Go Shop Period End Time (or in the case of any Acquisition Proposal received less than three (3) Business Days before the date of the Go Shop Period End Time, not later than three (3) Business Days after the receipt of such Acquisition Proposal), has resulted in, or would be reasonably expected to result in, a Superior Proposal (as defined below); provided, that a Go Shop Bidder shall cease to be a Go Shop Bidder if (1) the negotiations between CCIT III and such Go Shop Bidder with respect to the Acquisition Proposal that resulted in such Go Shop Bidder becoming a Go Shop Bidder shall have been terminated, (2) the Acquisition Proposal submitted by such Go Shop Bidder prior to the Go Shop Period End Time is withdrawn, terminated or modified in a manner such that, in the CCIT III Special Committee’s good faith determination, after consultation with its financial advisors and outside legal counsel, the Acquisition Proposal as modified no longer constitutes, or would no longer reasonably be expected to lead to, a Superior Proposal, or (3) such Go Shop Bidder otherwise ceases to be actively pursuing efforts to acquire CCIT III. No later than twenty-four (24) hours after the Go Shop Period End Time (or after a bidder is determined to be a Go Shop Bidder if such determination occurs after the Go Shop Period End Time), CCIT III shall notify CMFT in writing (I) if any Go Shop Bidders remain at such time, (II) of the identity of such Go Shop Bidder(s) and (III) of the material terms and conditions of the most recent Acquisition Proposal received from such Go Shop Bidder(s) (and shall include with such notice (x) copies of any written Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any and (y) a written summary of the material terms of any related Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than twenty-four (24) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (1) keep CMFT reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (2) provide CMFT with any written supplements or written additions to any written Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any.

(b)    Except as expressly permitted by this Section 7.3, and except with respect to a Go Shop Bidder, from and after the Go Shop Period End Time, CCIT III shall not, and shall cause each of the CCIT III Subsidiaries and shall direct each of its and their respective directors, officers, Affiliates and Representatives not to, directly or indirectly, (i) initiate, solicit, facilitate or knowingly encourage any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding or otherwise in furtherance of, or furnish to any Person other than CMFT or its Representatives, any information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or to otherwise obtain, an Acquisition Proposal, (iii) release any Person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (provided that CCIT III shall be permitted to waive or to not enforce any provision of any confidentiality agreement, standstill agreement or similar obligation to permit a Person to make a confidential Acquisition Proposal directly to the CCIT III Special Committee if the CCIT III Special Committee determines in good faith after consultation with outside legal counsel that any such failure to waive or to not enforce would be inconsistent with the CCIT III directors’ duties or standard of conduct under Maryland Law), (iv) enter into any Contract contemplating or otherwise relating to an Acquisition Proposal (other than an Acceptable NDA), or (v) take any action to exempt any Person from any Takeover Statute or similar restrictive provision of the CCIT III Charter, the CCIT III Bylaws or organizational documents or agreements of any CCIT III Subsidiary. In furtherance of the foregoing and except with respect to a Go Shop Bidder and as otherwise permitted by this Section 7.3, CCIT III shall, and shall cause each CCIT III Subsidiary and each Representative of CCIT III and the CCIT III Subsidiaries to, immediately cease any discussions, negotiations or communications with any Person with respect to any Acquisition Proposal or potential Acquisition Proposal and shall immediately terminate all physical and electronic data room access previously granted to any such Person and use reasonable efforts to cause such Person to return or destroy all non-public information concerning CCIT III and the CCIT III Subsidiaries to the extent permitted pursuant to any confidentiality agreement with such Person and promptly terminate all physical and electronic data room access granted to such Person. For the avoidance of doubt, from and after the Go Shop Period End Time and until the receipt of Stockholder Approval, CCIT III, the CCIT III Subsidiaries and their respective Representatives may continue to take any of the actions described in Section 7.3(a) with respect to any proposals or offers regarding any Acquisition Proposal submitted by a Go Shop Bidder on or before the Go Shop Period End Time or with respect to any amended or modified proposal or offer with respect to any such Acquisition Proposal submitted by a Go Shop Bidder after the Go Shop Period End Time that, in accordance with Section 7.3(d), CCIT III discloses to CMFT (and provides copies to CMFT of) if the CCIT III Special Committee has determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal (as may be amended or modified) is or is reasonably likely to lead to a Superior Proposal. The Parties acknowledge that (a) CMFT has entered into or intends to enter into merger agreements with each of Cole Credit Property Trust V, Inc. and Cole Office & Industrial REIT (CCIT II), Inc., pursuant to which Cole Credit Property Trust V., Inc. and Cole Office & Industrial REIT (CCIT II), Inc. shall be merged with and into an affiliate of CMFT (the “Other Merger Agreements”) and (b) nothing in this Section 7.3(b) shall be construed to restrict the ability of CCIT III and its directors, officers, Affiliates and Representatives to participate in discussions with Cole Office & Industrial REIT (CCIT II), Inc. and Cole Credit Property Trust V, Inc. and their respective Representatives relating to the Other Merger Agreements and the transactions contemplated thereby.

(c)    Notwithstanding anything in this Agreement to the contrary, at any time after the Go Shop Period End Time and prior to the time, but not after, Stockholder Approval is obtained, CCIT III and its Representatives may, in response to an unsolicited, bona fide written Acquisition Proposal that did not result from a material breach of this Section 7.3, (x) contact such Person to clarify the terms and conditions of such Acquisition Proposal and (y)(i) provide information in response to a request therefor by the Person who made such written Acquisition Proposal, provided that (A) such information is provided pursuant to (and only pursuant to) one or more Acceptable NDAs, and (B) CCIT III, prior to or concurrently with the time such information is provided, provides such information to CMFT, and (ii) engage or participate in any discussions or negotiations with the Person who made such written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (i) or (ii) above, the CCIT III Special Committee has either determined that such Acquisition Proposal constitutes a Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal.

(d)    From and after the Go Shop Period End Time, CCIT III will promptly (and in any event no later than twenty-four (24) hours after receipt thereof) notify CMFT in writing if (i) any Acquisition Proposal is received by CCIT III or any CCIT III Subsidiary, (ii) any request for information relating to CCIT III or any CCIT III Subsidiary is received by CCIT III or any CCIT III Subsidiary from any Person who informs CCIT III or any CCIT III Subsidiary that it is considering making or has made an Acquisition Proposal or (iii) any discussions or negotiations are sought to be initiated with CCIT III or any CCIT III Subsidiary regarding any Acquisition Proposal, and shall, in any such notice to CMFT, indicate the identity of the Person making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry (and shall include with such notice (A) copies of any written Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any, and (B) a written summary of the material terms of any related Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than twenty-four (24) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (I) keep CMFT reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (II) provide CMFT with any written supplements or written additions to any written Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any. Neither CCIT III nor any CCIT III Subsidiary will enter into any agreement with any Person subsequent to the date of this Agreement that prohibits CCIT III from providing any information to CMFT in accordance with this Section 7.3.

(e)    Except as expressly provided in Section 7.3(f), Section 7.3(g) and Section 9.1(c)(ii), neither the CCIT III Board, nor any committee thereof, nor any group of directors, formally or informally, shall: (i) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to CMFT, the CCIT III Board Recommendation, (ii) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any Acquisition Proposal, (iii) authorize, cause or permit CCIT III or any CCIT III Subsidiary to enter into any Alternative Acquisition Agreement, or (iv) fail to make the CCIT III Board Recommendation or to include the CCIT III Board Recommendation in the Proxy Statement (any event described in clause (i), (ii) or this clause (iv), an “Adverse Recommendation Change”).

(f)    Notwithstanding anything in this Agreement to the contrary, subject to compliance with the provisions of this Section 7.3(f), if CCIT III receives an Acquisition Proposal (whether or not from a Go Shop Bidder), which Acquisition Proposal did not result from a material breach of this Section 7.3 and is not withdrawn, and the CCIT III Special Committee determines that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with outside legal counsel and its financial advisor, that failure to effect an Adverse Recommendation Change in connection with such Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal would be inconsistent with the CCIT III directors’ duties or standard of conduct under Maryland Law, then, provided that Stockholder Approval has not yet been obtained, the CCIT III Board (based on the recommendation of the CCIT III Special Committee) may (x) effect an Adverse Recommendation Change and/or (y) enter into an Alternative Acquisition Agreement relating to or implementing the Superior Proposal and terminate this Agreement in accordance with Section 9.1(c)(ii); provided, that, in the case of each of clause (x) and (y), the CCIT III Board may not take action contemplated by this Section 7.3(f) unless:

(i)    CCIT III has notified CMFT in writing that the CCIT III Board intends to take such action at least four (4) Business Days in advance of effecting an Adverse Recommendation Change and/or entering into an Alternative Acquisition Agreement, which notice shall specify in reasonable detail the reasons for such action, describe the material terms of the Superior Proposal and attach the most current version of such agreements (including any amendments, supplements or modifications) between CCIT III and the party making such Superior Proposal (a “CCIT III Change Notice”); and

(ii)    during the four (4) Business Day period following CMFT’s receipt of a CCIT III Change Notice, CCIT III shall, and shall direct its outside financial and outside legal advisors to, negotiate in good faith with CMFT (to the extent CMFT wishes to negotiate) to make adjustments to the terms and conditions of this Agreement such that the Superior Proposal ceases to constitute (in the good faith determination of the CCIT III Special Committee, after consultation with outside legal counsel and outside financial advisors) a Superior Proposal; provided, that any amendment, supplement or modification to any Acquisition Proposal shall be deemed a new Acquisition Proposal and CCIT III may not enter into any agreement relating to the Superior Proposal pursuant this Section 7.3(f) or make an Adverse Recommendation Change pursuant to this Section 7.3(f) or terminate this Agreement pursuant to Section 9.1(c)(ii) unless CCIT III has complied with the requirements of this Section 7.3(f) with respect to such new Acquisition Proposal including sending an additional CCIT III Change Notice (except that the new negotiation period under this Section 7.3(f)(ii) shall be three (3) Business Days instead of four (4) Business Days). Notwithstanding anything in this Section 7.3(f)(ii), neither CMFT’s acceptance nor rejection of CCIT III’s offer to negotiate pursuant to this Section 7.3(f)(ii) shall have any bearing on CMFT’s right to terminate this Agreement pursuant to Section 9.1(d)(ii) herein.

(g)    Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and before Stockholder Approval is obtained, the CCIT III Special Committee and the CCIT III

Board may, if the CCIT III Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the duties or standard of conduct of the directors under Maryland Law, make an Adverse Recommendation Change in response to an Intervening Event; provided, that, prior to making such Adverse Recommendation Change, CCIT III shall have complied with clauses (i) and (ii) of Section 7.3(f).

(h)    Nothing in this Section 7.3 or elsewhere in this Agreement shall prevent the CCIT III Special Committee, the CCIT III Board or CCIT III, directly or indirectly, from (i) taking and disclosing to the stockholders of the CCIT III a position with respect to an Acquisition Proposal as contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, (ii) making any required disclosure to the stockholders of CCIT III under applicable Law, including Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or (iii) making any disclosure to the stockholders of CCIT III if the CCIT III Board determines in good faith after consultation with its outside legal counsel (and based on the recommendation of the CCIT III Special Committee) that the failure to do so would be inconsistent with the duties or standard of conduct of the CCIT III directors under Maryland Law; provided, however, that to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the CCIT III Special Committee or the CCIT III Board with respect to this Agreement or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change if not accompanied by an express public affirmation of the CCIT III Board Recommendation; provided, further, that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be an Adverse Recommendation Change.

(i)    Notwithstanding anything to the contrary contained in this Agreement, none of CCIT III, any CCIT III Subsidiary or their respective Affiliates or Representatives shall reimburse or agree to reimburse the fees or expenses of any Person (including any Go Shop Bidder or its Representatives) in connection with an Acquisition Proposal (including, for the avoidance of doubt, in connection with any Acceptable NDA but excluding, for the avoidance of doubt, in connection with any acquisition agreement or merger with respect to a Superior Proposal entered into pursuant to this Section 7.3 and resulting in termination of this Agreement pursuant to Section 9.1(c)).

(j)    CCIT III agrees that in the event any Representative of CCIT III or any CCIT III Subsidiary takes any action that, if taken by CCIT III would constitute a violation of this Section 7.3, and such action was taken at the direction or with the prior consent of the CCIT III Special Committee, then CCIT III shall be deemed to be in violation of this Section 7.3 for all purposes of this Agreement.

(k)    For purposes of this Agreement:

(i)    “Acquisition Proposal” means any bona fide proposal or offer from any Person (other than CMFT or any CMFT Subsidiaries) made after the date of this Agreement, whether in one transaction or a series of related transactions, relating to any (A) merger, consolidation, share exchange, business combination or similar transaction involving CCIT III or any CCIT III Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X) representing twenty percent (20%) or more of the consolidated assets of CCIT III, (B) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of CCIT III or any CCIT III Subsidiaries that are significant subsidiaries representing twenty percent (20%) or more of the consolidated assets of CCIT III, (C) issue, sale or other disposition by CCIT III or any CCIT III Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the votes associated with the outstanding shares of CCIT III Common Stock, (D) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the votes associated with the outstanding shares of CCIT III Common Stock, or (E) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to CCIT III in which a third party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of CCIT III Common Stock; provided, however, that the term “Acquisition Proposal” shall not include (I) the Merger or any of the other transactions contemplated by this Agreement or (II) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among CCIT III and one or more of the CCIT III Subsidiaries or solely among the CCIT III Subsidiaries.

(ii)    “Intervening Event” means, with respect to CCIT III, a change in circumstances or development that materially affects the business, assets or operations of CCIT III and the CCIT III Subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the CCIT III Board prior to the execution of this Agreement, which change in circumstances or development becomes known to the CCIT III Board prior to Stockholder Approval being obtained; provided, however, that in no event shall the following events, circumstances or changes in circumstances constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) any effect arising out of or related to the COVID-19 pandemic or COVID-19 Measures and (iii) any effect arising out of the announcement or pendency of, or any actions required to be taken pursuant to, this Agreement.

(iii)    “Superior Proposal” means a written Acquisition Proposal (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “twenty percent (20%)” shall be replaced with “fifty percent (50%)”) that the CCIT III Board (based on the recommendation of the CCIT III Special Committee) determines in its good faith judgment (after consultation with its outside legal and financial advisors, and after taking into account (A) all of the terms and conditions of the Acquisition Proposal and this Agreement (as it may be proposed to be amended by CMFT) and (B) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account such legal, financial, regulatory and other aspects of such Acquisition Proposal and conditions to consummation thereof as the CCIT III Special Committee determines in good faith to be material to such analysis)), to be more favorable from a financial point of view to the stockholders of CCIT III (in their capacities as stockholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by CMFT) pursuant to Section 7.3(f)(ii).

Section 7.4    Public Announcements. Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned), provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law if it is not possible to consult with the other Party before doing so. The Parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement, and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is executed.

Section 7.5    Appropriate Action; Consents; Filings.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, CMFT shall and shall cause each CMFT Subsidiary and each of their respective Affiliates to, and CCIT III shall and shall cause each CCIT III Subsidiary and each of their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) subject to Section 7.6(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (v) executing and delivering any additional instruments reasonably necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that, notwithstanding anything to the contrary in this Agreement, no Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets or businesses of such Party, any of its subsidiaries (including subsidiaries of CMFT after the Closing) or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its subsidiaries (including subsidiaries of CMFT after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets; provided, further, that CCIT III and the CCIT III Subsidiaries shall not take any of the actions referred to in the proceeding proviso (or agree to take such actions) without CMFT’s prior written consent and CMFT can compel CCIT III and the CCIT III Subsidiaries to take any of the actions referred to in the proceeding proviso (or agree to take such actions) if such actions are only effective after the Merger Effective Time.

(b)    In connection with and without limiting the foregoing Section 7.5(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other Parties such necessary information and reasonable assistance as the other Parties may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement. CMFT shall have the right to direct all matters with any Governmental Authority in connection with this Agreement in a manner consistent with its obligations hereunder; provided that, to the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the other Parties on, all the information relating to the other Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, no Party shall, nor shall any Party permit its respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Parties prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c)    Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger and the other transactions contemplated by this Agreement, none of the Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

Section 7.6    Notification of Certain Matters; Transaction Litigation.

(a)    CMFT, Merger Sub and their respective Representatives shall give prompt notice to CCIT III, and CCIT III and its Representatives shall give prompt notice to CMFT and Merger Sub, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b)    CMFT, Merger Sub and their respective Representatives shall give prompt notice to CCIT III, and CCIT III and its Representatives shall give prompt notice to CMFT and Merger Sub, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by CMFT, Merger Sub, CCIT III or their respective Representatives to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(a), Section 9.1(c)(i), or Section 9.1(d)(i).

(c)    CMFT, Merger Sub and their respective Representatives shall give prompt notice to CCIT III, and CCIT III and its Representatives shall give prompt notice to CMFT and Merger Sub, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any CMFT Subsidiary or CCIT III Subsidiary, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. CCIT III and its Representatives shall give CMFT the opportunity to reasonably participate in the defense and settlement of any Action against CCIT III or its directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and shall consider in good faith CMFT’s advice with respect to such Action, and no settlement in respect of any such Action shall be agreed to without CMFT’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). CMFT and its Representatives shall give CCIT III the opportunity to reasonably participate in the defense and settlement of any Action against CMFT or its directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and shall consider in good faith CCIT III’s advice with respect to such Action, and no settlement in respect of any such Action shall be agreed to without CCIT III’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    From the Merger Effective Time until the sixth (6th) anniversary of the Merger Effective Time, CMFT shall (and shall cause the Surviving Entity to), to the fullest extent CCIT III would be permitted to do so under applicable Law and the CCIT III Governing Documents, (i) indemnify, defend and hold harmless each current and former manager, director, officer, partner, member, trustee, employee and agent of CCIT III or any of the CCIT III Subsidiaries or other individuals with rights to indemnification or exculpation pursuant to the

CCIT III Governing Documents or any indemnification agreements of CCIT III or CCIT III Subsidiaries (such agreements, the “Additional Indemnification Agreements”) (collectively, the “Indemnified Parties”) against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to (A) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer, partner, member, trustee, employee or agent of CCIT III or any of the CCIT III Subsidiaries (whether asserted or claimed prior to, at or after the Merger Effective Time) or (B) this Agreement or any of the transactions contemplated by this Agreement, including the Merger (whether asserted or claimed prior to, at or after the Merger Effective Time), and (ii) pay in advance of the final disposition of any such Action the costs and expenses (including reasonable attorneys’ fees that are subject to indemnification hereunder), without the requirement of any bond or other security, in each case to the fullest extent permitted by Law, but subject to CMFT’s or the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, CMFT or the Surviving Entity, as applicable, (x) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Action against or of any Indemnified Party for which indemnification may be sought under this Section 7.7 without the Indemnified Party’s prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such Action that is subject to indemnification by CMFT and the Surviving Entity under this Section 7.7, (y) shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (z) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law. Without limiting the foregoing, and to the extent permitted by applicable Law, each of CMFT and the Surviving Entity agree that during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time, and advancement of expenses now existing in favor of any Indemnified Party as provided in the CCIT III Governing Documents and Additional Indemnification Agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b)    Prior to the Merger Effective Time, CMFT shall, or shall cause the Surviving Entity to, obtain and fully pay the premium for “tail” insurance policies for the extension of (or the substantial equivalent of) the directors’ and officers’ liability coverage of the existing directors’ and officers’ insurance policies of CCIT III for a claims reporting or discovery period of six (6) years from and after the Merger Effective Time, on prepaid and non-cancellable terms, for an aggregate cost not in excess of three times the current annual premiums for such insurance. CMFT and the Surviving Entity shall not take any action to terminate or modify the terms of the extended reporting period coverage.

(c)    For a period of six (6) years following the Merger Effective Time, the organizational documents of CMFT and any applicable CMFT Subsidiary shall contain provisions no less favorable with respect to indemnification and exculpation from liabilities for acts or omissions and rights to advancement of expenses relating thereto existing in favor of any Indemnified Party than those included in the CCIT III Governing Documents or any similar organizational documents or agreements of any CMFT Subsidiary. No such provision shall be amended, repealed or otherwise modified for a period of six (6) years following the Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Merger Effective Time, were Indemnified Parties, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(d)    If CMFT or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of CMFT or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.7.

(e)    The provisions of this Section 7.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of CMFT, CCIT III and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.7 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise. CMFT shall cause the Surviving Entity to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.7.

Section 7.8    Dividends.

(a)    In the event that a distribution with respect to the shares of CCIT III Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of CCIT III Common Stock on the Closing Date immediately prior to the Merger Effective Time. In the event that a distribution with respect to the shares of CMFT Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of CMFT Common Stock on the Closing Date immediately prior to the Merger Effective Time. CCIT III shall coordinate with CMFT on the declaration, setting of record dates and payment dates of dividends on CCIT III Common Stock so that holders of CCIT III Common Stock (i) do not receive dividends on both CCIT III Common Stock and CMFT Common Stock received in the Merger in respect of a single distribution period or fail to receive a dividend on either CCIT III Common Stock or CMFT Common Stock received in the Merger in respect of a single distribution period or (ii) do not receive both a dividend permitted by the proviso to Section 6.2(b)(iii) on CMFT Common Stock and a dividend permitted by the proviso to Section 6.1(b)(iii) on CCIT III Common Stock received in the Merger or fail to receive either a dividend permitted by the proviso to Section 6.2(b)(iii) on CMFT Common Stock or a dividend permitted by the proviso to Section 6.1(b)(iii) on CCIT III Common Stock received in the Merger.

(b)    In the event that either CCIT III or CMFT shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the proviso at the end of Section 6.1(b)(iii) or Section 6.2(b)(iii), respectively, it shall notify the other Party at least twenty (20) days prior to the Closing Date, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of CCIT III, to holders of CCIT III Common Stock, in an amount per share of CCIT III Common Stock equal to the product of (A) the dividend declared by CMFT with respect to each share of CMFT Common Stock by (B) the Exchange Ratio, and (ii) in the case of CMFT, to holders of CMFT Common Stock, in an amount per share of CMFT Common Stock equal to the quotient obtained by dividing (A) the dividend declared by CCIT III with respect to each share of CCIT III Common Stock by (B) the Exchange Ratio. The record date and time and payment date and time for any dividend payable pursuant to this Section 7.8(b) shall be prior to the Closing Date.

Section 7.9    Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the CMFT Charter or the CCIT III Charter on the Merger and the other transactions contemplated by this Agreement.

Section 7.10    Tax Matters.

(a)    Each of CMFT and CCIT III shall use its reasonable best efforts (before and, as applicable, after the Merger Effective Time) to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the tax representation letters referred to herein and, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), reporting consistently for all federal, state, and local income Tax or other purposes. Neither CMFT nor CCIT III shall take any action that would, or fail to take any action the failure of which would, reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b)    CMFT shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 8.2(f) and Section 8.3(e), (ii) use its reasonable best efforts to obtain opinions of counsel consistent with the opinions of counsel referred to in Section 8.2(f) and Section 8.3(e), but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (iii) deliver to each of REIT Opinion Counsel and Transaction Opinion Counsel, or other tax counsel to CMFT delivering the opinions referred to herein, a tax representation letter, dated as of the effective date of the Form S-4 and the Closing Date, as applicable, and signed by an officer of CMFT and CMFT Operating Partnership, in form and substance mutually agreeable to CCIT III and CMFT (such agreement not to be unreasonably withheld, conditioned or delayed), containing representations of CMFT and CMFT Operating Partnership reasonably necessary or appropriate to enable such counsel to render the applicable tax opinions described in clause (ii) of this Section 7.10(b) and the tax opinions described in Section 8.2(f) and Section 8.3(e). The tax representations letters described in clause (iii) above shall also be provided to CCIT III, and for purposes of the opinion required by Section 8.3(f), CCIT III may rely on the representation letter provided pursuant to this Section 7.10(b) in connection with making the representations in the tax representation letter provided to Transaction Opinion Counsel for the purposes of the opinion to be issued pursuant to Section 8.3(f).

(c)    CCIT III shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 8.2(e) and Section 8.3(f), (ii) use its reasonable best efforts to obtain opinions of counsel consistent with the opinions of counsel referred to in Section 8.2(e) and Section 8.3(f), but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (iii) deliver to each of REIT Opinion Counsel and Transaction Opinion Counsel, or other tax counsel to CCIT III delivering the opinions referred to herein, a tax representation letter, dated as of the effective date of the Form S-4 and the Closing Date, as applicable, and signed by an officer of CCIT III and CCIT III Operating Partnership, in form and substance mutually agreeable to CCIT III and CMFT (such agreement not to be unreasonably withheld, conditioned or delayed), containing representations of CCIT III and CCIT III Operating Partnership reasonably necessary or appropriate to enable such counsel to render the applicable tax opinions described in clause (ii) of this Section 7.10(c) and the tax opinions described in Section 8.2(e) and Section 8.3(f). The tax representations letters described in clause (iii) above shall also be provided to CMFT, and for purposes of the opinion required by Section 8.2(f), CMFT may rely on the representation letter provided pursuant to this Section 7.10(c) in connection with making the representations in the tax representation letter provided to Transaction Opinion Counsel for the purposes of the opinion to be issued pursuant to Section 8.2(f).

(d)    CMFT and CCIT III shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes. These taxes shall be the obligations of CMFT and the CMFT Subsidiaries without deduction or withholding from or to the Merger Consideration.

(e)    With respect to the taxable year of CCIT III ending with the Merger Effective Time, CCIT III shall take all necessary actions, including declaring and paying dividends sufficient to satisfy its requirement under Section 857(a)(1), to cause CCIT III to qualify as a REIT for its shortened taxable year ending with the Merger Effective Time.

Section 7.11    Section 16 Matters. Prior to the Merger Effective Time, to the extent permitted by applicable Law, (a) CCIT III shall take all such steps as may be necessary or appropriate to cause any dispositions of CCIT III Common Stock (including derivative securities with respect to CCIT III Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CCIT III immediately prior to the Merger Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) CMFT shall take all such steps as may be required to cause any acquisitions of the CMFT Common Stock (including derivative securities with respect to the CMFT Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CMFT to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.12    Financing Cooperation. CCIT III shall, and shall cause its Representatives to use its and their respective commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to cooperate with all reasonable requests of CMFT in connection with any amendment, refinancing or replacement of the existing credit facilities of CMFT or any CMFT Subsidiary or of the existing credit facility of CCIT III or of any other debt facility or instrument of CCIT III or any CCIT III Subsidiary as may be sought by CMFT, in its sole and absolute discretion. CCIT III shall, and shall cause its Representatives to, refrain from taking, directly or indirectly, any action that would reasonably be expected to impair the ability of CMFT to effect such amendment, refinancing or replacement. Following a termination of this Agreement pursuant to Section 9.1(a), (b) (so long as CCIT III would have been entitled to terminate thereunder) or (c)(i), CMFT shall promptly reimburse CCIT III for all out-of-pocket expenses actually incurred in connection with fulfilling its obligations pursuant to the first sentence of this Section 7.12.

Section 7.13    Other Merger Agreements. The Parties acknowledge that (a) CMFT has entered into or intends to enter into the Other Merger Agreements and (b) the Other Merger Agreements contain closing conditions substantially similar to the nature of those of Section 8.2(c) and Section 8.3(c) herein. Notwithstanding anything in the Other Merger Agreements to the contrary, CMFT may not waive, without CCIT III’s written consent, the conditions of the Other Merger Agreements referred to in the foregoing clause (b). In addition, in the event that CMFT amends the CCIT II Merger Agreement or CCPT V Merger Agreement to include cash consideration as part of the merger consideration payable thereunder, CMFT agrees to enter into an amendment to this Agreement to revise the form of Merger Consideration such that the Merger Consideration shall consist of cash and shares of CMFT Common Stock in the same proportion as cash and shares of CMFT Common Stock bear to the overall merger consideration in the CCIT II Merger Agreement or CCPT V Merger Agreement, as applicable, as so amended.

Section 7.14    CMFT Board of Directors. The CMFT Board shall take or cause to be taken such action as may be necessary, in each case, to be effective as of the Merger Effective Time to cause those “Independent Directors” (as such term is defined in the CCIT III Charter) serving as members of the CCIT III Board who do not otherwise serve on the CMFT Board to be elected to the CMFT Board effective as of the Merger Effective Time to serve, together with the then members of the CMFT Board and any members of the CCIT II Board of Directors or the CCPT V Board of Directors appointed to the CMFT Board pursuant to corresponding provisions of the Other Merger Agreements, until the next annual meeting of stockholders of CMFT. In connection with such next annual meeting of stockholders of CMFT, the Nominating and Corporate Governance Committee of CMFT shall recommend to the CMFT Board five (5) to seven (7) independent directors for election to the CMFT Board at such annual meeting of stockholders after consultation with the Chairman of the Board of CMFT.

ARTICLE 8

CONDITIONS

Section 8.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Merger Effective Time of the following conditions:

(a)    Authorizations. All consents, authorizations, orders or approvals of each Governmental Authority necessary for the consummation of the Merger and the other transactions contemplated by this Agreement set forth in Section 8.1(a) of the CCIT III Disclosure Letter and Section 8.1(a) of the CMFT Disclosure Letter shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated.

(b)    Stockholder Approval; Charter Amendment. The Stockholder Approval shall have been obtained in accordance with applicable Law, the CCIT III Charter and the CCIT III Bylaws. The Charter Amendment shall have become effective pursuant to the MGCL.

(c)    No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

(d)    Form S-4. The Form S-4 shall have been declared effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

Section 8.2    Conditions to Obligations of CMFT and Merger Sub. The obligations of CMFT and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by CMFT, at or prior to the Merger Effective Time, of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of CCIT III set forth in the Fundamental Representations (except the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries) and Section 4.4(a) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries) and Section 4.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time as though made as of the Merger Effective Time, (iii) the representation and warranty of CCIT III set forth in Section 4.6(c) (Absence of Certain Changes and Events) shall be true and correct in all respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, and (iv) each of the other representations and warranties of CCIT III contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or CCIT III Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a CCIT III Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be true and correct in accordance with clauses (i) through (iv) only on and as of such date.

(b)    Performance of Covenants and Obligations of CCIT III. CCIT III shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c)    Absence of Material Adverse Change. Since the date of this Agreement, no event, circumstance, change, effect, development, condition or occurrence shall exist or have occurred that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a CCIT III Material Adverse Effect.

(d)    Delivery of Certificate. CCIT III shall have delivered to CMFT a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of CCIT III, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e)    REIT Opinion. CMFT shall have received a written opinion of REIT Opinion Counsel or other counsel to CCIT III reasonably satisfactory to CMFT, dated as of the Closing Date and in form and substance reasonably satisfactory to CMFT, to the effect that, commencing with CCIT III’s taxable year that ended on December 31, 2017, CCIT III has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its prior, current and proposed ownership, organization and method of operation have enabled and will enable CCIT III to continue to meet the requirements for qualification and taxation as a REIT under the Code through the Merger Effective Time, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by CCIT III and CCIT III Operating Partnership.

(f)    Section 368 Opinion. CMFT shall have received a written opinion of Transaction Opinion Counsel, or other tax counsel to CMFT, dated as of the Closing Date, in form and substance reasonably acceptable to CMFT, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 7.10.

Section 8.3    Conditions to Obligations of CCIT III. The obligations of CCIT III to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by CCIT III at or prior to the Merger Effective Time, of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of CMFT and Merger Sub set forth in the Fundamental Representations (except the first sentence of Section 5.1(a) (Organization and Qualification; Subsidiaries) and Section 5.4(a) (Capital Structure)), shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in the first sentence of Section 5.1(a) (Organization and Qualification; Subsidiaries) and Section 5.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time as though made as of the Merger Effective Time, (iii) the representation and warranty set forth in Section 5.6(c) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, and (iv) each of the other representations and warranties of CMFT and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or CMFT Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a CMFT Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be true and correct in accordance with clauses (i) through (iv) only on and as of such date.

(b)    Performance of Covenants and Obligations of CMFT and Merger Sub. CMFT and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing.

(c)    Absence of Material Adverse Change. Since the date of this Agreement, no event, circumstance, change, effect, development, condition or occurrence shall exist or have occurred that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a CMFT Material Adverse Effect.

(d)     Delivery of Certificate. CMFT shall have delivered to CCIT III a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of CMFT certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e)    REIT Opinion. CCIT III shall have received a written opinion of REIT Opinion Counsel, or other counsel to CMFT reasonably satisfactory to CCIT III, dated as of the Closing Date and in form and substance reasonably satisfactory to CCIT III, to the effect that, commencing with CMFT’s taxable year that ended on December 31, 2012, CMFT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its prior, current and proposed ownership, organization and method of operation have enabled and will enable CMFT to continue to meet the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by CMFT and CMFT Operating Partnership.

(f)    Section 368 Opinion. CCIT III shall have received a written opinion of Transaction Opinion Counsel, or other tax counsel to CCIT III, dated as of the Closing Date, in form and substance reasonably acceptable to CCIT III, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 7.10.

ARTICLE 9

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 9.1    Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Merger Effective Time, notwithstanding receipt of the Stockholder Approval (except as otherwise specified in this Section 9.1):

(a)    by mutual written consent of each of CMFT and CCIT III;

(b)    by either CMFT or by CCIT III:

(i)    if the Merger shall not have occurred on or before 11:59 p.m., New York City time, on May 30, 2021 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party (or, in the case of CMFT, Merger Sub) to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the primary cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii)    if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (or, in the case of CMFT, Merger Sub) to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement; or

(iii)    if the Stockholder Approval shall not have been obtained at the Stockholders Meeting (unless such meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party if the failure to receive the Stockholder Approval was primarily due to the failure of a Party to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement;

(c)    by CCIT III:

(i)    if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of CMFT or Merger Sub set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied (a “CMFT Terminating Breach”), which breach or failure to perform or comply cannot be cured, or, if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from CCIT III to CMFT and two (2) Business Days before the Outside Date; provided, however, that CCIT III shall not have such right to terminate this Agreement if a CCIT III Terminating Breach shall have occurred and be continuing at the time CCIT III delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i);

(ii)    at any time before Stockholder Approval is obtained, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the provisions of Section 7.3; provided, however, that CCIT III shall have complied with Section 7.3 and shall have paid or shall concurrently pay to CMFT in full the Termination Payment if such amount is payable in accordance with Section 9.3(b);

(iii)    if CMFT amends the CCPT V Merger Agreement to (A) increase the exchange ratio set forth therein to 2.733 shares (or more) of CMFT Common Stock for each share of Cole Credit Property Trust V, Inc.; or

(iv)    if CMFT amends the CCIT II Merger Agreement to (A) increase the exchange ratio set forth therein to 1.562 shares (or more) of CMFT Common Stock for each share of Cole Credit Property Trust V, Inc.

(d)    by CMFT:

(i)    if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of CCIT III set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “CCIT III Terminating Breach”), which breach or failure to perform or comply cannot be cured, or if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from CMFT to CCIT III and two (2) Business Days before the Outside Date; provided, however, that CMFT shall not have such right to terminate this Agreement if a CMFT Terminating Breach shall have occurred and be continuing at the time CMFT delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii)    if, at any time prior to the receipt of the Stockholder Approval, (A) the CCIT III Board has made an Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of CCIT III Common Stock that constitutes an Acquisition Proposal is commenced and the CCIT III Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of CCIT III and to publicly reaffirm the CCIT III Board Recommendation within ten (10) Business Days of being requested to do so by CMFT or (C) CCIT III shall have breached or failed to comply in any material respect with any of its obligations under Section  7.3.

Section 9.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties, in accordance with the provisions of Section 10.2, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of CMFT, Merger

Sub or CCIT III, except that the Confidentiality Agreement and the provisions of Section 4.22 (No Other Representations and Warranties; Non-Reliance), Section 5.21 (No Other Representations and Warranties; Non-Reliance), this Section 9.2, Section 9.3 (Fees and Expenses) and Article 10 (General Provisions) shall survive the termination of this Agreement; provided, that no such termination shall relieve any Party from any liability or damages resulting from any intentional and willful material breach (or failure to perform) that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act (or failure to act) would cause a breach of this Agreement.

Section 9.3    Fees and Expenses.

(a)    Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated; provided that the Parties will share equally any Form S-4 filing fees as may be required to consummate the transactions contemplated by this Agreement.

(b)    In the event that this Agreement is terminated:

(i)    by CCIT III or CMFT pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) and, (A) prior to the Stockholders Meeting, an Acquisition Proposal with respect to CCIT III has been publicly announced, disclosed or otherwise communicated to CCIT III’s stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal (and such Acquisition Proposal or intention shall not have been publicly withdrawn on a bona fide basis without qualification at least three (3) Business Days prior to the Outside Date (with respect to a termination pursuant to Section 9.1(b)(i)) or the Stockholders Meeting (with respect to a termination pursuant to Section 9.1(b)(iii))) and (B) within twelve (12) months after the date of such termination, (I) a transaction in respect of an Acquisition Proposal with respect to CCIT III is consummated, (II) CCIT III enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is actually consummated thereafter, or (III) CCIT III recommends to stockholders of CCIT III or fails to recommend against an Acquisition Proposal structured as a tender offer or exchange offer and such Acquisition Proposal is actually consummated thereafter (with, for all purposes of clauses (I), (II), and (III) of this Section 9.3(b)(i), all percentages included in the definition of “Acquisition Proposal” increased to 50%), then CCIT III shall pay to CMFT (1) the Termination Payment and (2) up to one hundred thirty thousand dollars ($130,000) as reimbursement for CMFT’s Expenses;

(ii)    by CCIT III pursuant to Section 9.1(c)(ii), then CCIT III shall pay to CMFT (A) an amount equal to the Termination Payment (provided that, if such termination occurs no later than ten (10) Business Days after the Go Shop Period End Time (or, in the event of timely delivery of a CCIT III Change Notice, the negotiation period contemplated by Section 7.3(f)(ii)), then no Termination Payment will be payable by CCIT III) and (B) up to one hundred thirty thousand dollars ($130,000) as reimbursement for CMFT’s Expenses;

(iii)    by CMFT pursuant to Section 9.1(d)(ii), then CCIT III shall pay to CMFT (A) the Termination Payment (provided that, if such termination occurs no later than ten (10) Business Days after the Go Shop Period End Time (or, in the event of timely delivery of a CCIT III Change Notice, the negotiation period contemplated by Section 7.3(f)(ii)), then no Termination Payment will be payable by CCIT III) and (B) up to one hundred thirty thousand dollars ($130,000) as reimbursement for CMFT’s Expenses;

(iv)    by CCIT III pursuant to Section 9.1(c)(i), then CMFT shall pay to CCIT III an amount up to seven hundred fifty thousand dollars ($750,000) as reimbursement for CCIT III’s Expenses; or

(v)    by CMFT pursuant to Section 9.1(d)(i), then CCIT III shall pay to CCIT III an amount up to one hundred thirty thousand dollars ($130,000) as reimbursement for CMFT’s Expenses.

(c)    Termination Payment. The Parties agree and acknowledge that in no event shall CCIT III be required to pay the applicable Termination Payment on more than one occasion. Payment of the Termination

Payment and reimbursement of Expenses, as applicable, shall be made by wire transfer of same day funds to the account or accounts designated by CMFT or CCIT III, as applicable, (i) in the case of any amount payable pursuant to Section 9.3(b)(i), immediately prior to or concurrently with the earlier of (A) the execution of definitive documentation providing for any transaction contemplated by an Acquisition Proposal, and (B) the consummation of any Acquisition Proposal, (ii) immediately prior to or concurrently with termination in the case of any amount payable pursuant to Section 9.3(b)(ii) or if such day is not a Business Day, no later than the immediately following Business Day; and (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of any amount payable pursuant to Section 9.3(b)(iii), Section 9.3(b)(iv) or Section 9.3(b)(v).

(d)    Notwithstanding anything in this Agreement to the contrary, in the event that the Termination Payment becomes payable and is paid hereunder, then such payment (together with any Expenses or other amounts payable pursuant to Section 9.3(b) or Section 9.3(e)) shall be CMFT’s and its Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against CCIT III and the CCIT III Subsidiaries and their respective Representatives in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby.

(e)    Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. In the event that CCIT III shall fail to pay the applicable Termination Payment when due, CCIT III shall reimburse CMFT for all reasonable costs and expenses actually incurred or accrued by CMFT (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3. Further, if one Party to this Agreement (the “Termination Payor”) fails to timely pay any amount due to the other Party (the “Termination Payee”) pursuant to Section 9.3(b) and, in order to obtain the payment, the Termination Payee commences an Action that results in a judgment against the Termination Payor for the payment set forth in this Section 9.3, the Termination Payor shall pay to the Termination Payee its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at a rate per annum equal to the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(f)    If the Termination Payor becomes obligated to pay a fee under this Section 9.3, then, if requested by the Termination Payee, the Termination Payor shall deposit into escrow an amount in cash equal to the applicable Termination Payment with an escrow agent selected by the Termination Payee, after reasonable consultation with the Termination Payor, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 9.3(f) and otherwise reasonably acceptable to the Termination Payor and the escrow agent. The payment or deposit into escrow of the applicable Termination Payment shall be made by the Termination Payor in accordance with the timing set forth in Section 9.3(c) or, at the Termination Payee’s reasonable request, promptly after receipt of notice from the Termination Payee that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the Termination Payment in escrow or the applicable portion thereof shall be released to the Termination Payee on an annual basis based upon the delivery by the Termination Payee to the escrow agent of any one (or a combination) of the following:

(i)    a letter from the Termination Payee’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of the Termination Payee determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(I) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to the Termination Payee such maximum amount stated in the accountant’s letter;

(ii)    a letter from the Termination Payee’s counsel indicating that the Termination Payee received a private letter ruling from the IRS holding that the receipt by the Termination Payee of the applicable

Termination Payment would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Termination Payee the remainder of the applicable Termination Payment; or

(iii)    a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a tax opinion from the Termination Payee ’s outside counsel or accountant, respectively, to the effect that the receipt by the Termination Payee of the applicable Termination Payment should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Termination Payee the remainder of the applicable Termination Payment.

If the Termination Payee is CCIT III, the Escrow Agreement shall further provide that, at the end of the third calendar year beginning after the date on which the Termination Payor’s obligation to pay the Termination Payment arose (or earlier if directed by the Termination Payee), any remaining amount then being held in escrow by the escrow agent shall be disbursed to the Termination Payor and, in the event the Termination Payment has not by then been paid in full, such unpaid portion shall never be due. The Parties agree to cooperate in good faith to amend this Section 9.3(f) at the reasonable request of the Termination Payee in order to (A) maximize the portion of the applicable Termination Payment that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve the Termination Payee’s chances of securing the favorable private letter ruling from the IRS described in this Section 9.3(f) or (C) assist the Termination Payee in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 9.3(f). The Escrow Agreement shall provide that the Termination Payee shall bear all costs and expenses under the Escrow Agreement. The Termination Payor shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes imposed on the Termination Payor in connection therewith).

ARTICLE 10

GENERAL PROVISIONS

Section 10.1    Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Merger Effective Time or the full force and effect of Article 1, this Article 10 or the definitions of capitalized terms not substantively defined in Article 1.

Section 10.2    Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given or made on the date of receipt by the recipient thereof if received on or prior to 11:59 p.m., New York City time, if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a portable document form (pdf) attachment (providing confirmation of transmission (other than by automatic response)) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a)    if to CCIT III to:

Special Committee of the Board of Directors

c/o Cole Office & Industrial REIT (CCIT III), Inc.

2398 East Camelback Road, 4th Floor

Phoenix, Arizona 85016

Attn: Stephen O. Evans

E-mail: [***]

with copies (which shall not constitute notice) to:

Miles & Stockbridge P.C.

100 Light Street

Baltimore, Maryland 21202

Attn: J.W. Thompson Webb and Emily A. Higgs

E-mail: twebb@milesstockbridge.com and ehiggs@milesstockbridge.com

(b)    if to CMFT or Merger Sub to:

Special Committee of the Board of Directors

c/o CIM Real Estate Finance Trust, Inc.

2398 East Camelback Road, 4th Floor

Phoenix, Arizona 85016

Attn: T. Patrick Duncan

E-mail: [***]

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, CA 90067

Attn: Patrick S. Brown

E-mail: brownp@sullcrom.com

Venable LLP

750 East Pratt Street

Baltimore, Maryland 21202

Attn: Sharon A. Kroupa

E-Mail: skroupa@venable.com

Section 10.3    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (electronically by email or facsimile) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in portable document form (pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5    Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibit, Schedules, the CMFT Disclosure Letter and the CCIT III Disclosure Letter) and the Confidentiality Agreement

(a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 7.7 (Indemnification; Directors’ and Officers’ Insurance), which, from and after the Merger Effective Time, shall be for the benefit of the Indemnified Parties, are not intended to confer upon any Person other than the Parties hereto any rights or remedies. The representations and warranties in this Agreement are the product of negotiations among the Parties and any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.6 without notice or liability to any other Person. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6    Amendment; Extension; Waiver. At any time prior to the Merger Effective Time, the Parties may, to the extent permitted under applicable Law and except as otherwise set forth herein, (a) amend any provision of this Agreement, (b) extend the time for the performance of any of the obligations or other acts of the other Parties, (c) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (d) waive compliance with any of the agreements or conditions contained in this Agreement. Any such amendment of this Agreement shall be valid only if specifically set forth in an instrument in writing signed on behalf of all Parties. Any such grant by a Party of an extension or waiver in respect of any provision of this Agreement shall be valid only if specifically set forth in an instrument in writing by such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law, except to the extent expressly provided otherwise in Section 9.3 (Fees and Expenses).

Section 10.7    Governing Law; Venue.

(a)    This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b)    All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any such Maryland state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such Action except in such courts, (iii) agrees that any claim in respect of any Action may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of any such Action, (v) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such dispute and (vi) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8    Assignment. Except as may be required to satisfy the obligations contemplated by Section 7.7 (Indemnification; Directors’ and Officers’ Insurance), neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns, and any attempted or purported assignment or delegation in violation of this Section 10.8 shall be null and void.

Section 10.9    Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the effective time of any termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity. In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law. To the extent any Party brings an Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an Action to specifically enforce any provision that survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (a) the twentieth (20th) Business Day following the resolution of such Action, or (b) such other time period established by the court presiding over such Action.

Section 10.10    Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY and UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (a) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) ACKNOWLEDGES THAT IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND THAT IT MAKES THIS WAIVER VOLUNTARILY AND (c) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11    Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

CIM REAL ESTATE FINANCE TRUST, INC.

By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	President and Chief Executive Officer

THOR III MERGER SUB, LLC

By:	CIM Real Estate Finance Trust, Inc., its sole member

By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	President and Chief Executive Officer

(Signature Page to Agreement and Plan of Merger)

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

By:	/s/ Nathan D. DeBacker
Name:	Nathan D. DeBacker
Title:	Chief Financial Officer and Treasurer

(Signature Page to Agreement and Plan of Merger)

Annex B

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

ARTICLES OF AMENDMENT

Cole Office & Industrial REIT (CCIT III), Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended by deleting the definitions of “Roll-Up Entity” and “Roll-Up Transaction” in Article IV of the Charter in their entirety.

SECOND: The Charter is hereby further amended by deleting the existing Article XIII of the Charter in its entirety and substituting in lieu thereof a new Article XIII as follows:

The Corporation reserves the right from time to time to make any amendment to the Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the Charter, of any Shares. All rights and powers conferred by the Charter on Stockholders, Directors and officers are granted subject to this reservation. Except for those amendments permitted to be made without Stockholder approval under Maryland law or by specific provision in the Charter, any amendment to the Charter shall be valid only if approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, including without limitation, (a) any amendment which would adversely affect the rights, preferences and privileges of the Stockholders and (b) any amendment to Sections 7.2, 7.5 and 7.11 of Article VII, Article IX, Article X and Article XII hereof and this Article XIII (or any other amendment of the Charter that would have the effect of amending such sections).

THIRD: The Charter is hereby further amended by deleting the existing Article XIV of the Charter in its entirety.

FOURTH: The foregoing amendments have been duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

FIFTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

- signature page follows -

B-1

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its                      and attested to by its                      on this                      day of                     , 202    .

ATTEST:	COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

By:	By:
Name:	Name:
Title:	Title:

B-2

Annex C

Robert A. Stanger & Company, Inc. 1129 Broad Street, Suite 201 Shrewsbury, New Jersey 07702 732-389-3600

The Special Committee of

The Board of Directors of

Cole Office & Industrial REIT (CCIT III), Inc.

2398 East Camelback Road, 4th Floor

Phoenix, Arizona 85016

Gentlemen:

Robert A. Stanger & Co., Inc. (“Stanger”) has been advised that Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III” or the “Company”) is contemplating entering into Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 30, 2020, as amended (the “Merger Agreement”) by and among CCIT III, CIM Real Estate Finance Trust, Inc. (“CMFT”) and Thor III Merger Sub LLC (“Thor III Merger Sub”), a wholly owned subsidiary of CMFT. The Company, CMFT and Thor III Merger Sub are referred to collectively as the “Parties”. Pursuant to the Merger Agreement, CCIT III will be merged with and into Merger Sub, with Merger Sub being the surviving entity of the merger with CCIT III (the “Transaction”).

We have been advised that in connection with the Transaction each outstanding share of common stock, $0.01 par value per share, of CCIT III (the “CCIT III Common Shares”) issued and outstanding immediately prior to the Transaction will be converted into the right to receive 1.098 (the “Exchange Ratio”) common shares of CMFT, $0.01 par value per share (the “CMFT Common Shares”). The CMFT Common Shares to be conveyed to the stockholders of CCIT III Common Shares pursuant to the Exchange Ratio is the consideration (the “Consideration”) in the Transaction.

Stanger has been further advised that Cole Credit Property Trust V, Inc. (“CCPT V”) is contemplating a merger transaction (the “CCPT V Merger Transaction”) with CMFT whereby CCPT V would be merged into CMFT. We have been advised that in connection with the CCPT V Merger Transaction each outstanding share of CCPT V will be converted into the right to receive 2.892 shares of CMFT.

The special committee (the “Special Committee”) of the board of directors of CCIT III (the “Board of Directors”) has requested that Stanger provide to the Special Committee its opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received in connection with the Transaction.

Stanger, founded in 1978, has provided information, research, financial advisory and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The financial advisory activities of Stanger include strategic planning, mergers and acquisitions, advisory and fairness opinion services, asset and securities valuations, industry and company analysis, and litigation support and expert witness services in connection with both publicly registered and privately placed securities transactions.

Stanger, as part of its financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, and reorganizations and for estate, tax, corporate and other purposes. In particular, Stanger’s valuation practice principally involves real estate investment trusts and partnerships, and the securities issued by and the assets owned through such entities including, but not limited to, real properties and property interests.

In the course of our review to render this opinion, we have, among other things:

•	Reviewed a draft copy of the Merger Agreement which CCIT III has indicated to be in substantially the form intended to be entered into by the Parties;

•

Reviewed a draft copy of the merger agreement as amended to the date hereof, (the “CCPT V Merger Agreement”) proposed to be entered into by CCPT V, CMFT and a wholly-owned subsidiary of CMFT with respect to the CCPT V Merger Transaction;

•

Reviewed the financial statements of CCIT III, CCPT V and CMFT for the years ended December 31, 2017, 2018, and 2019, contained in the Form 10-K filed with the Securities and Exchange Commission (“SEC”);

•	Reviewed the financial statements of CCIT III, CCPT V and CMFT for the quarter ended June 30, 2020 contained in the Form 10-Q filed with the SEC;

•	Reviewed the Charters, Bylaws, Advisory Agreements and their respective amendments for CCIT III, CCPT V and CMFT;

•	Reviewed the appraisals prepared by Duff & Phelps as of June 30, 2020 for the properties (the “Properties”) in which CCIT III, CCPT V and CMFT own an interest;

•	Reviewed the net asset value reports prepared by Duff & Phelps as of June 30, 2020 for CCIT III, CCPT V and CMFT;

•	Reviewed survey data prepared by PwC and Real Estate Research Corporation;

•	Reviewed statistical data for publicly traded office, industrial, retail, mortgage and net lease REITs; and

•	Reviewed such other documents and analysis as we deemed appropriate.

In conducting our review and in rendering this fairness opinion, we have assumed with your consent that the Merger Agreement will not, when executed, differ in any material respect from the draft thereof which we have reviewed and that the Transaction will be consummated in accordance with the terms of the Merger Agreement. We have also assumed that the CCPT V Merger Agreement will not, when executed, differ in any material respect from the drafts thereof which we have reviewed and that the CCPT V Merger Transaction will be consummated in accordance with the terms of the applicable merger agreement. In conducting our review and in rendering this fairness opinion, we have considered the fairness (from a financial point of view) of the Exchange Ratio and the Consideration to be received by the stockholders of the Company pursuant to the Merger Agreement in each of the following circumstances: (i) the Company is combined with CMFT alone in accordance with the Merger Agreement, and (ii) the Company is combined with CMFT with CMFT contemporaneously closing the transactions contemplated by the CCPT V Merger Agreement.

In rendering this opinion, we have been advised that we may rely upon, and therefore have relied upon and assumed, without independent verification, the accuracy and completeness in all material respects of all financial and other information furnished or otherwise communicated to us by the Parties. We have not performed an independent appraisal of the assets and liabilities of the Company, CCPT V or CMFT, or engineering, structural or environmental studies of the Properties and we have relied upon the representations of the Company, CCPT V and CMFT and their representatives and advisors regarding the physical condition and capital expenditure requirements of the Properties. We have also relied on the assurance of the Parties that any pro forma financial statements, projections, budgets, tax estimates, value estimates or adjustments, or terms of the Transaction provided or communicated to us were reasonably prepared on bases consistent with actual historical experience and reflect the best currently available estimates and good faith judgments; that no material change has occurred in the value of the assets and liabilities of the Company, CCPT V and CMFT or the information reviewed between the date such information was provided and the date of this letter; and that the Parties are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading in any material respect.

We have not been engaged to, and therefore did not: (i) appraise the assets or liabilities of the Company, CCPT V or CMFT; (ii) make any recommendation to the Company with respect to whether or not to adopt the Merger Agreement or the impact, tax or otherwise, of adopting the Merger Agreement; (iii) select the method of determining the type or amount of Consideration to be paid in the Transaction; (iv) express any opinion as to (a) the business decision to pursue the Transaction or alternatives to the Transaction; (b) the amount or allocation of expenses relating to the Transaction; (c) any legal, consent, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals; or (d) any other terms of the Transaction other than the fairness, from a financial point of view, to the Stockholders of the Company of the Consideration to be received by the Company pursuant to the Merger Agreement; or (v) opine as to the fairness of the amount or the nature of any compensation or consideration to any officers, directors, or employees of any of the Parties, or any class of such persons, relative to the compensation or consideration to the stockholders of Company common stock in the Transaction other than the Consideration.

Our opinion is based on business, economic, real estate and securities markets, and other conditions as they existed and could be evaluated on the date of this letter and addresses the Consideration to be received by the Company as of the date hereof. Events occurring after that date may materially affect the assumptions used in preparing this opinion.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that as of the date of this letter the Exchange Ratio and the Consideration to be received by the Stockholders of the Company pursuant to the Merger Agreement is fair to the Stockholders of the Company, from a financial point of view.

This opinion, the issuance of which has been approved by our Opinion Committee, is for the exclusive use and benefit of the Special Committee, although it may be relied upon by the entire Board of Directors. This opinion is not intended to be and does not constitute a recommendation to the Special Committee or the Board of Directors of the Company to enter into the Merger Agreement.

Stanger has been paid fees in connection with this opinion, none of which are contingent upon our findings with respect to fairness. The Company has also agreed to pay certain expenses and indemnify us against certain liabilities in connection with our engagement and the services rendered with respect to this opinion. During the past two years the Company has not engaged Stanger to provide financial advisory services. In connection with this Transaction we served as financial advisor to the Special Committee. We were and are expected to be paid usual and customary compensation in connection with those services, including compensation that is contingent upon completion of the Transaction.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. We have advised the Special Committee and the Board of Directors of the Company that our entire analysis must be considered as a whole and that selecting portions of our analysis and the factors considered by us, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying this opinion.

Yours truly,

Robert A. Stanger & Co., Inc.
Shrewsbury, New Jersey
November 2, 2020

Annex D

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us,” “our,” or the “Company” refer to Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, included in the section “Index to Financial Information” in the proxy statement/prospectus, of which this Annex D forms a part. References to “Notes” in this section are to the notes to CCIT III’s Financial Statements as of and for the Years ended December 31, 2019 and 2018 or to CCIT III’s Financial Statements as of and for the Three and Six Months ended June 30, 2020 and 2019, as applicable, included in the section “Index to Financial Information” in the proxy statement/prospectus. See also “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the proxy statement/prospectus.

Definitions

We use certain defined terms throughout this section that have the following meanings:

The phrase “annualized rental income” refers to the straight-line rental revenue under our leases on operating properties owned as of the respective reporting date, which includes the effect of rent escalations and any tenant concessions, such as free rent, and excludes any contingent rent, such as percentage rent. Management uses annualized rental income as a basis for tenant, industry and geographic concentrations and other metrics within the portfolio. Annualized rental income is not indicative of future performance.

Under a “net lease,” the tenant occupying the leased property (usually as a single tenant) does so in much the same manner as if the tenant were the owner of the property. The tenant generally agrees that it will either have no ability or only limited ability to terminate the lease or abate rent prior to the expiration of the term of the lease as a result of real estate driven events such as casualty, condemnation or failure by the landlord to fulfill its obligations under the lease. There are various forms of net leases, most typically classified as either triple-net or double-net. Triple-net leases typically require the tenant to pay all expenses associated with the property (e.g., real estate taxes, insurance, maintenance and repairs, including roof, structure and parking lot). Double-net leases typically hold the landlord responsible for the capital expenditures for the roof and structure, while the tenant is responsible for all lease payments and remaining operating expenses associated with the property (e.g., real estate taxes, insurance and maintenance).

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

Management’s Discussion and Analysis of

Financial Condition and Results Operations

For the Year Ended December 31, 2019

Overview

We were formed on May 22, 2014, and we elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) for federal income tax purposes commencing with our taxable year ended December 31, 2017. We commenced our principal operations on September 22, 2016 when we satisfied the conditions of the escrow agreement regarding the minimum offering requirement and issued approximately 275,000 shares of common stock in the Offering. We have no paid employees and are externally advised and operated by Cole Corporate Income Management III, LLC (“CCI III Management”). CIM Group, LLC (“CIM”) indirectly owns and/or controls CCI III Management; our dealer manager, CCO Capital, LLC (“CCO Capital”); our property manager, CREI Advisors, LLC (“CREI Advisors”); and CCO Group, LLC and its subsidiaries (“CCO Group”).

Effective December 31, 2018, the primary portion of our initial public offering (the “Offering”) was terminated, but we continued to issue Class A common stock (“Class A Shares”) and Class T common stock (“Class T Shares”) pursuant to the distribution reinvestment plan (“DRIP”) portion of the Offering. On March 28, 2019, we registered an aggregate of $4,300,000 of Class A Shares and Class T Shares pursuant to the S-3 Registration Statement filed with the SEC, which was declared effective on April 5, 2019 (the “DRIP Offering”). We ceased issuing shares in the Offering on April 30, 2019. The unsold Class A Shares and Class T Shares in the Offering of $3.5 billion in the aggregate were subsequently deregistered. We began to issue Class A Shares and Class T Shares under the DRIP Offering on May 1, 2019 and will continue to issue shares under the DRIP Offering.

Our operating results and cash flows are primarily influenced by rental and other property income from our commercial properties, interest expense on our indebtedness, and acquisition and operating expenses. As 100% of our rentable square feet was under lease as of December 31, 2019, with a weighted average remaining lease term of 8.7 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. Our advisor regularly monitors the creditworthiness of each of our tenants by reviewing each tenant’s financial results, any available credit rating agency reports on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease.

Portfolio Information

As of December 31, 2019, we owned two properties comprising approximately 391,000 rentable square feet of income-producing necessity corporate office and industrial space located in two states, which were 100% leased and had a weighted average remaining lease term of 8.7 years. As we have only acquired two properties, a discussion of same store sales is not considered meaningful and as such is not included in the results of operations.

The following table shows the property statistics of our real estate assets as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Number of commercial properties	2	2
Rentable square feet	390,875	390,875
Percentage of rentable square feet leased	100%	100%
Percentage of investment-grade tenants (1)	69.4%	69.4%

(1)

Investment-grade tenants are those with a credit rating of BBB- or higher by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) or a credit rating of Baa3 or higher by Moody’s Investor Service, Inc. (“Moody’s”). The ratings may reflect those assigned by Standard & Poor’s or Moody’s to the lease guarantor or the parent company, as applicable. The weighted average credit rating is weighted based on annualized rental income, and is for only those tenants rated by Standard & Poor’s.

During the years ended December 31, 2019 and 2018, we did not acquire any properties.

The following table shows the tenant diversification of our real estate portfolio, based on annualized rental income as of December 31, 2019:

Tenant	Total Number of Leases	Leased Square Feet	2019 Annualized Rental Income	2019 Annualized Rental Income per Square Foot	Percentage of 2019 Annualized Rental Income
Siemens	1	221,215	$2,698,266	$12.20	69%
Actuant Corporation	1	169,660	1,189,744	7.01	31%

	2	390,875	$3,888,010	$9.95	100%

The following table shows the tenant industry diversification of our real estate portfolio, based on annualized rental income, as of December 31, 2019:

Industry	Total Number of Leases	Leased Square Feet	2019 Annualized Rental Income	2019 Annualized Rental Income per Square Foot	Percentage of 2019 Annualized Rental Income
Manufacturing	2	390,875	$3,888,010	$9.95	100%

	2	390,875	$3,888,010	$9.95	100%

The following table shows the geographic diversification of our real estate portfolio, based on annualized rental income, as of December 31, 2019:

Location	Total Number of Properties	Rentable Square Feet	2019 Annualized Rental Income	2019 Annualized Rental Income per Square Foot	Percentage of 2019 Annualized Rental Income
Ohio	1	221,215	$2,698,266	$12.20	69%
Wisconsin	1	169,660	1,189,744	7.01	31%

	2	390,875	$3,888,010	$9.95	100%

The following table shows the property type diversification of our real estate portfolio, based on annualized rental income, as of December 31, 2019:

Property Type	Total Number of Properties	Rentable Square Feet	2019 Annualized Rental Income	2019 Annualized Rental Income per Square Foot	Percentage of 2019 Annualized Rental Income
Office	1	221,215	$2,698,266	$12.20	69%
Industrial	1	169,660	1,189,744	7.01	31%

	2	390,875	$3,888,010	$9.95	100%

Leases

Although there are variations in the specific terms of the leases of our properties, the following is a summary of the general structure of our current leases. Generally, the leases of the properties acquired provide for initial terms of ten or more years, and provide the tenant with one or more multi-year renewal options, subject to generally the same terms and conditions as the initial lease term. Certain leases also provide that in the event we wish to sell the property subject to that lease, we first must offer the lessee the right to purchase the property on the same terms and conditions as any offer which we intend to accept for the sale of the property. The properties generally are leased under net leases pursuant to which the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, while certain of the leases require us to maintain the roof, structure and parking areas of the building. Additionally, certain leases provide for increases in rent as a result of fixed increases, increases in the consumer price index, and/or increases in the tenant’s sales volume. The leases of the properties provide for annual rental payments (payable in monthly installments) ranging from $1.2 million to $2.7 million (average of $1.9 million).

The following table shows lease expirations of our real estate portfolio, as of December 31, 2019, during each of the next ten years and thereafter, assuming no exercise of renewal options:

Year of Lease Expiration	Total Number of Leases Expiring	Leased Square Feet Expiring	2019 Annualized Rental Income	2019 Annualized Rental Income per Square Foot	Percentage of 2019 Annualized Rental Income
2020	—	—	$—	$—	—%
2021	—	—	—	—	—%
2022	—	—	—	—	—%
2023	—	—	—	—	—%
2024	—	—	—	—	—%
2025	—	—	—	—	—%
2026	1	221,215	2,698,266	12.20	69%
2027	—	—	—	—	—%
2028	—	—	—	—	—%
2029	—	—	—	—	—%
Thereafter	1	169,660	1,189,744	7.01	31%

	2	390,875	$3,888,010	$9.95	100%

The following table shows the economic metrics of our real estate assets as of and for the years ended December 31, 2019 and 2018:

	2019	2018
Economic Metrics
Weighted-average lease term (in years) (1)	8.7	9.7

(1)	Based on annualized rental income of our real estate portfolio as of December 31, 2019 and 2018. Our real estate portfolio does not have any leases that are expiring during the next five years.

Results of Operations

We are not aware of any material trends or uncertainties, other than the recent outbreak of COVID-19, and national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact on our results from the acquisition, management and operations of properties other than those listed in “Risk Factors” in the proxy statement/prospectus. Due to the recent outbreak of COVID-19 in the United States and globally, our tenants, operating partners and we may be impacted. The impact of COVID-19 on our future results could be significant and will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, the success of action taken to contain or treat COVID-19, and reactions by consumers, companies, governmental entities and capital markets.

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate assets. The following table provides summary information about our results of operations for the years ended December 31, 2019 and 2018:

	Year Ended December 31,		2019 vs 2018 Increase / (Decrease)
	2019	2018
Total revenues	$4,467,383	$4,406,375	$61,008
General and administrative expenses	$932,253	$936,397	$(4,144)
Property operating expenses	$35,516	$13,130	$22,386
Real estate tax expenses	$544,967	$506,499	$38,468
Depreciation and amortization	$1,912,254	$1,912,254	$—
Operating income	$1,042,393	$1,038,095	$4,298
Interest expense and other, net	$(1,530,075)	$(1,809,807)	$(279,732)
Net loss	$(487,682)	$(771,712)	$284,030

Revenue

Our revenue consists primarily of rental and other property income from net leased commercial properties. We also incur certain operating expenses that are subject to reimbursement by our tenants, which results in additional rental and other property income.

2019 vs. 2018 — The increase in revenue of $61,000 during the year ended December 31, 2019, compared to the same period in 2018, was primarily due to an increase in certain operating expenses subject to reimbursement by our tenants.

General and Administrative Expenses

The primary general and administrative expense items are board of directors costs, accounting and legal fees, unused fees on the credit facility and professional fees.

2019 vs. 2018 — General and administrative expenses generally remained consistent for the year ended December 31, 2019, compared to the same period in 2018.

Property Operating Expenses

Property operating expenses such as property repairs, maintenance and property related insurance may include both reimbursable and non-reimbursable property expenses. We are reimbursed by tenants for certain property operating expenses in accordance with the respective lease agreements.

2019 vs. 2018 — The increase in property operating expenses of $22,000 during the year ended December 31, 2019, compared to the same period in 2018, was primarily due to an increase in property insurance expenses, which are subject to reimbursement by our tenants.

Real Estate Tax Expenses

2019 vs. 2018 — The increase in real estate tax expenses of $39,000 during the year ended December 31, 2019, compared to the same period in 2018, was primarily due to increased tax assessments on one property during the year ended December 31, 2019. These tax assessments are reimbursed by the tenant at the applicable property.

Depreciation and Amortization

2019 vs. 2018 — Depreciation and amortization expenses remained consistent for the year ended December 31, 2019, compared to the same period in 2018.

Interest Expense and Other, Net

2019 vs. 2018 — The decrease in interest expense and other, net, of $280,000 during the year ended December 31, 2019, compared to the same period in 2018, was primarily due to a decrease in the weighted average interest rate to 4.0% as of December 31, 2019, from 4.7% as of December 31, 2018, coupled with a decrease in the average aggregate amount of debt outstanding to $24.2 million during the year ended December 31, 2019, compared to $28.5 million during the year ended December 31, 2018.

Distributions

On a quarterly basis, our board of directors (“Board”) authorizes a daily distribution for the succeeding quarter. Our Board authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount (1)
September 23, 2016	December 31, 2016	$0.001639344
January 1, 2017	March 31, 2019	$0.001643836
April 1, 2019	December 31, 2019	$0.001369863
January 1, 2020	March 31, 2020	$0.001366120

(1)	Less the per share distribution and stockholder servicing fees that are payable with respect to Class T Shares (as calculated on a daily basis).

Our Board has reaffirmed the declaration and payment of distributions for the month of March 2020 at the rate previously declared on November 6, 2019, which distributions will be paid on or around April 1, 2020. Given the impact of the COVID-19 outbreak, our Board has decided to defer making a determination as to the amount and timing of distributions for the second quarter of 2020 until such time that we have greater visibility into the impact that the COVID-19 outbreak will have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy.

As of December 31, 2019, we had distributions payable of $132,000.

The following table presents distributions and sources of distributions for the periods indicated:

	Year Ended December 31,
	2019		2018
	Amount	Percent	Amount	Percent
Distributions paid in cash	$996,153	60%	$912,391	62%
Distributions reinvested	658,062	40%	569,926	38%

Total distributions	$1,654,215	100%	$1,482,317	100%

Sources of distributions:
Net cash provided by operating activities (1)	$1,654,215	100%	$1,396,989	94%
Proceeds from issuance of common stock (2)	—	—%	85,328	6%

	$1,654,215	100%	$1,482,317	100%

(1)	Net cash provided by operating activities for the years ended December 31, 2019 and 2018 was $2.0 million and $1.4 million, respectively.
(2)

Prior to the adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), in April 2017, we treated our real estate acquisition-related expenses, which are included in transaction-related expenses in the accompanying consolidated statements of operations, as funded by proceeds from the Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the year ended December 31, 2018 includes the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities in prior periods.

Share Redemptions

Our share redemption program permits our stockholders to sell their shares back to us, subject to certain conditions and limitations. Our Board may choose to amend the terms of, suspend or terminate our share redemption program at any time upon 30 days’ notice. Funding for the redemption of shares will generally be limited to the net proceeds we receive from the sale of shares under the DRIP, net of shares redeemed to date. We will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. In addition, we will generally limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter for which the redemptions are being paid, and to the net proceeds we receive from the sale of shares in the respective quarter under the DRIP. In addition, our Board may choose to amend the terms of, suspend or terminate our share redemption program at any time upon 30 days’ notice. We will not redeem in excess of 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any fiscal quarter or in any 12-month period. We received redemption requests of approximately 228,000 shares for $2.0 million in excess of the net proceeds we received from the issuance of shares under the DRIP Offering during the three months ended December 31, 2019. Management, in its discretion, limited the amount of shares redeemed for the three months ended December 31, 2019 to an amount equal to net proceeds we received from the sale of shares pursuant to the DRIP Offering during the respective period. During the year ended December 31, 2019, we received valid redemption requests under our share redemption program totaling approximately 567,000 shares, of which we redeemed approximately 59,000 shares as of December 31, 2019 for $512,000 (at an average redemption price of $8.60 per share) and approximately 17,000 shares subsequent to December 31, 2019 for $142,000 (at an average redemption price of $8.60 per share). The remaining redemption requests relating to approximately 491,000 shares went unfulfilled. During the year ended December 31, 2018, we received valid redemption requests under our share redemption program totaling approximately 10,700 shares, of which we redeemed approximately 5,300 shares as of December 31, 2018 for $48,000 (at an average redemption price of $9.00 per share) and approximately 5,400 shares subsequent to December 31, 2018 for $49,000 (at an average redemption price of $9.00 per share). A valid redemption request is one that complies with the applicable requirements and guidelines of our share redemption program then in effect. See Note 10 — Stockholders’ Equity for additional terms of the share redemption program.

Liquidity and Capital Resources

General

We are continuing to monitor the outbreak of COVID-19 and its impact on our tenants, operating partners and the economy as a whole. The magnitude and duration of the pandemic and its impact on our operations and liquidity is uncertain as of the filing date of our report as this continues to evolve globally. However, if the outbreak continues on its current trajectory, such impacts could grow and become material. To the extent that our tenants and operating partners continue to be impacted by the COVID-19 outbreak, or by the other risks disclosed in our annual report, this could materially disrupt our business operations.

Our operating cash flows will primarily be provided by the rental and other property income received from leased properties.

Our secured credit facility (the “Credit Facility”) provides for aggregate borrowings of up to $29.3 million in revolving loans (the “Revolving Loans”). As of December 31, 2019, we had $5.1 million in unused capacity, subject to borrowing availability. As of December 31, 2019, we also had cash and cash equivalents of $1.2 million.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for the payment of operating expenses, distributions to, and redemptions by, stockholders and interest and principal on current and any future debt financings, including principal repayments of $24.2 million due September 23, 2020. We expect to refinance the Credit Facility prior to the extended maturity date of September 23, 2020. We believe our cash on hand, net cash provided by operations and proceeds from the Offerings will be sufficient to meet our obligations as they become due in the ordinary course of business for at least 12 months following the date these financial statements are issued. However, this evaluation assumes continued positive cash flows.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the payment of tenant improvements, operating expenses, distributions to, and redemptions by, stockholders and interest and principal on current and any future indebtedness. Generally, we expect to meet our long-term liquidity requirements through proceeds from net cash flows provided by operations, proceeds from the DRIP Offering, and secured or unsecured borrowings from banks and other lenders.

We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures are paid; however, we may use other sources to fund distributions, as necessary, including proceeds from the Offerings, borrowings on our Credit Facility and/or future borrowings. To the extent that cash flows from operations are lower due to lower-than-expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offerings or debt financings will be used to fund acquisitions, certain capital expenditures, repayments of outstanding debt, and distributions to, or redemptions by, our stockholders.

Contractual Obligations

As of December 31, 2019, we had debt outstanding with a carrying value of $24.2 million, with a weighted average interest rate of 4.0%. See Note 6 — Credit Facility for certain terms of our debt outstanding. Our contractual obligations as of December 31, 2019 were as follows:

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments — credit facility	$24,175,000	$24,175,000	$—	$—	$—
Interest payments — credit facility (2)	704,718	704,718	—	—	—

Total	$24,879,718	$24,879,718	$—	$—	$—

(1)	The table does not include amounts due to CCI III Management or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.
(2)	Payment obligations for the Revolving Loans are based on a weighted average interest rate of 4.0% as of December 31, 2019 and reflect a maturity date of September 23, 2020.

Our borrowings will not exceed 75% of the cost of our gross assets (or 300% of net assets) as of the date of any borrowing, which is the maximum level of indebtedness permitted under the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association; however, we may exceed that limit if approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report along with justification for such excess borrowing. As of December 31, 2019, our ratio of debt to total gross assets net of gross intangible lease liabilities was 48.7%.

Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as premiums or discounts, less all cash and cash equivalents. “GAAP” refers to the accounting principles generally accepted in the United States of America. As of December 31, 2019, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, if applicable, was 46.3%.

The following table provides a reconciliation of the Credit Facility balance, as reported on our consolidated balance sheet, to net debt as of December 31, 2019:

Balance as of December 31, 2019
Credit facility	$24,175,000
Less: Cash and cash equivalents	(1,206,262)

Net debt	$22,968,738

Gross real estate assets	$49,605,205

Net debt leverage ratio	46.3%

Cash Flow Analysis

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Operating Activities. Net cash provided by operating activities increased by $556,000 for the year ended December 31, 2019, compared to the same period in 2018. The change was primarily due to decreased interest expense resulting from the debt modification during the year ended December 31, 2019. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Financing Activities. Net cash used in financing activities increased by $271,000 for the year ended December 31, 2019, compared to the same period in 2018. The change was primarily due to decrease in our net proceeds from the issuance of common stock, offset by a decrease in net repayments on the Credit Facility and a subordinate, unsecured line of credit.

Election as a REIT

We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2017. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding certain non-cash items and net capital gains).

If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost, unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. We expect to have provisions in many of our tenant leases that will be intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenant’s gross sales above pre-determined thresholds. In addition, we expect that most of our leases will require the tenant to pay all or a majority of the property’s operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs. However, due to the long-term nature of leases for real property, such leases may not reset frequently enough to adequately offset the effects of inflation.

Related-Party Transactions and Agreements

We have entered into agreements with CCI III Management and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, CCI III Management or its affiliates, such as acquisition and advisory fees and expenses, organization and offering costs, distribution and stockholder servicing fees, leasing fees and reimbursement of certain operating costs. See Note 8 — Related-Party Transactions and Arrangements for a discussion of the various related-party transactions, agreements and fees.

Conflicts of Interest

Richard S. Ressler, the chairman of our Board, chief executive officer and president, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, is the chairman of the board, chief executive officer and president of CIM Real Estate Finance Trust, Inc. (“CMFT”) and CIM Income NAV, Inc. (“CIM Income NAV”), a director of Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), and vice president of CCI III Management. One of our directors, Avraham Shemesh, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, serves as a director of CMFT and CIM Income NAV, as well as the chairman of the board, chief executive officer and president of CCIT II and CCPT V, and is president and treasurer of CCI III Management. One of our independent directors, W. Brian Kretzmer, also serves as a director of CMFT and CIM Income NAV. Our chief financial officer and treasurer, Nathan D. DeBacker, who is also an officer of other real estate programs sponsored by CCO Group, is a vice president of CCI III Management and is an officer of certain of its affiliates. In addition, affiliates of CCI III Management act as an advisor to CMFT, CCPT V, CCIT II and CIM Income NAV, all of which are public, non-listed REITs sponsored or operated by CCO Group. As such, there may be conflicts of interest where CCI III Management or its affiliates, while serving in the capacity as sponsor, general partner, officer, director, key personnel and/or advisor for CIM or another real estate program sponsored or operated by CIM or CCO Group, including other real estate offerings in registration, may be in conflict with us in connection with providing services to other real estate-related programs related to property acquisitions, property dispositions, and property management among others. The compensation arrangements between affiliates of CCI III Management and these other real estate programs sponsored or operated by CCO Group could influence the advice provided to us. See “Parties to the CCIT III Merger — Cole Office & Industrial REIT (CCIT III), Inc. — Conflicts of Interest” in the proxy statement/prospectus.

Off-Balance Sheet Arrangements

As of December 31, 2019 and 2018, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Critical Accounting Policies and Significant Accounting Estimates

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 — Summary of Significant Accounting Policies.

Recoverability of Real Estate Assets

We acquire real estate assets and subsequently monitor those assets quarterly for impairment, including the review of real estate properties subject to direct financing leases, if applicable. Additionally, we record depreciation and amortization related to our assets. The risks and uncertainties involved in applying the principles related to real estate assets include, but are not limited to, the following:

•	The estimated useful lives of our depreciable assets affects the amount of depreciation and amortization recognized on our assets;

•

The review of impairment indicators and subsequent determination of the undiscounted future cash flows could require us to reduce the carrying value of assets held and used to a fair value estimated by management and recognize an impairment loss;

•	The fair value of held for sale assets is estimated by management. This estimated value could result in a reduction of the carrying value of the asset; and

•	Changes in assumptions based on actual results may have a material impact on our financial results.

Allocation of Purchase Price of Real Estate Assets

In connection with our acquisition of properties, we allocate the purchase price to the tangible and intangible assets and liabilities acquired based on their respective relative fair values. Tangible assets consist of land, buildings, and tenant improvements. Intangible assets and liabilities consist of above- and below-market lease values and the value of in-place leases. Our purchase price allocations are developed utilizing third-party appraisal reports, industry standards and management experience. The risks and uncertainties involved in applying the principles related to purchase price allocations include, but are not limited to, the following:

The value allocated to land, as opposed to buildings and tenant improvements, affects the amount of depreciation expense we record. If more value is attributed to land, depreciation expense is lower than if more value is attributed to buildings and tenant improvements;

Intangible lease assets and liabilities can be significantly affected by estimates including market rent, lease terms including renewal options at rental rates below estimated market rental rates, carrying costs of the property during a hypothetical expected lease-up period, and current market conditions and costs, including tenant improvement allowances and rent concessions; and

We determine whether any financing assumed is above- or below-market based upon comparison to similar financing terms for similar properties.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 2 — Summary of Significant Accounting Policies.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Six Months Ended June 30, 2020

Overview

We were formed on May 22, 2014, and we elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2017. We commenced our principal operations on September 22, 2016 when we satisfied the conditions of our escrow agreement regarding the minimum offering requirement and issued approximately 275,000 shares of common stock in the Offering. We have no paid employees and are externally advised and managed by CCI III Management. CIM indirectly owns and/or controls CCI III Management; our dealer manager, CCO Capital; our property manager, CREI Advisors; and CCO Group.

Effective December 31, 2018, the primary portion of the Offering was terminated, but we continued to issue Class A Shares and Class T Shares pursuant to the DRIP portion of the Offering. On March 28, 2019, we registered an aggregate of $4,300,000 of Class A Shares and Class T Shares for the DRIP Offering pursuant to a Registration Statement on Form S-3 filed with the SEC, which was declared effective on April 5, 2019. We ceased issuing shares in the Offering on April 30, 2019. The unsold Class A Shares and Class T Shares in the Offering of $3.5 billion in the aggregate were subsequently deregistered. We began to issue Class A Shares and Class T Shares under the DRIP Offering on May 1, 2019 and will continue to issue shares under the DRIP Offering.

Our operating results and cash flows are primarily influenced by rental and other property income from our commercial properties, interest expense on our indebtedness, and acquisition and operating expenses. As 100% of our rentable square feet was under lease as of June 30, 2020, with a weighted average remaining lease term of 8.2 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors, including due to circumstances related to the COVID-19 pandemic. Our advisor regularly monitors the creditworthiness of our tenants by reviewing each tenant’s financial results, any available credit rating agency reports on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease.

COVID-19

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business. The global spread of COVID-19 has created significant uncertainty and economic disruption, both in the near-term and potentially longer-term and has negatively impacted almost every industry directly or indirectly, including industries in which we and our tenants operate.

The extent to which this pandemic could affect our financial condition, liquidity, and results of operations is difficult to predict and depends on evolving factors, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact and the direct and indirect economic effects of the pandemic and containment measures, among others. The magnitude of the outbreak will depend on factors beyond our control including actions taken by local, state and federal agencies, non-governmental organizations, the medical community, our tenants, and others. Due to these uncertainties, we are unable to predict the impact that the COVID-19 pandemic will have on our financial condition, results of operation and cash flows in future periods or the impact that COVID-19 will have on our tenants and other business partners; however, any material effect on these parties could adversely impact us.

As of June 30, 2020, we collected 100% of rental payments originally contracted for the three and six months ended June 30, 2020.

We are actively managing our response to COVID-19 in collaboration with our tenants and business partners and are assessing potential impacts to our financial position and operating results, as well as potential adverse developments in our business. We intend to publish an updated estimated per share net asset value (“NAV”) on a quarterly, rather than an annual, basis going forward, until such time that we have greater visibility into the impact of the COVID-19 pandemic on our property valuations. Further, in order to manage the financial health of the Company, our Board is making its determinations with respect to the declaration of distributions on a monthly, instead of quarterly basis, and has approved and adopted an Amended and Restated Distribution Reinvestment Plan (“Amended DRIP”) and an Amended and Restated Share Program (“Amended Share Redemption Program”) that, among other changes, provides that the Amended DRIP and the Amended Share Redemption Program may be suspended at any time by majority vote of the Board without prior notice if the Board believes such action is in the best interest of the Company and its stockholders. For further information regarding the impact of COVID-19 on the Company, see “Risk Factors” in the proxy statement/prospectus.

Portfolio Information

As of June 30, 2020, we owned two properties comprising approximately 391,000 rentable square feet of income-producing necessity corporate office and industrial space located in two states, which were 100% leased and had a weighted average remaining lease term of 8.2 years. As we have only acquired two properties, a discussion of same store sales is not considered meaningful and as such is not included in the results of operations.

Results of Operations

We are not aware of any material trends or uncertainties, other than those listed in the section “Risk Factors” in the proxy statement/prospectus, the effects of the recent outbreak of COVID-19, and national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact on our results from the acquisition, management and operation of properties. Currently, we are unable to predict the impact that the COVID-19 pandemic will have on our financial condition, results of operations and cash flows in future periods due to numerous uncertainties.

Our results of operations are influenced by the timing of our acquisitions and the operating performance of our real estate assets. The following table provides summary information about our results of operations for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		2020 vs 2019 Increase (Decrease)	Six Months Ended June 30,		2020 vs 2019 Increase (Decrease)
	2020	2019		2020	2019
Rental and other property income	$1,109,765	$1,104,195	$5,570	$2,212,883	$2,240,070	$(27,187)
General and administrative expenses	$234,613	$204,244	$30,369	$412,848	$480,019	$(67,171)
Property operating expenses	$6,825	$13,505	$(6,680)	$14,479	$18,970	$(4,491)
Real estate tax expenses	$131,122	$120,213	$10,909	$254,584	$278,895	$(24,311)
Depreciation and amortization	$478,064	$478,064	$—	$956,127	$956,127	$—
Operating income	$259,141	$288,169	$(29,028)	$574,845	$506,059	$68,786
Interest expense and other, net	$(184,300)	$(429,115)	$(244,815)	$(438,657)	$(856,267)	$(417,610)
Net income (loss)	$74,841	$(140,946)	$215,787	$136,188	$(350,208)	$486,396

Revenues

Our revenue consists primarily of rental and other property income from net leased commercial properties. We also incur certain property operating expenses that are subject to reimbursement by our tenants, which results in additional rental and other property income.

The increase in revenue of $6,000 during the three months ended June 30, 2020, as compared to the same period in 2019, was primarily due to a net increase in certain operating expense reimbursements from our tenants.

The decrease in revenue of $27,000 during the six months ended June 30, 2020, as compared to the same period in 2019, was primarily due to a net decrease in certain operating expense reimbursements from our tenants.

General and Administrative Expenses

The primary general and administrative expense items are Board costs, accounting fees and bank services charges.

The increase in general and administrative expenses of $30,000 during the three months ended June 30, 2020, as compared to the same period in 2019, was primarily due to increases in legal costs and other professional fees.

The decrease in general and administrative expenses of $67,000 during the six months ended June 30, 2020, as compared to the same period in 2019, was primarily due to a decrease in unused fees on the Credit Facility.

Property Operating Expenses

Property operating expenses such as property repairs, maintenance and property-related insurance include both reimbursable and non-reimbursable property expenses. We are reimbursed by tenants for certain property operating expenses in accordance with the respective lease agreements.

The decreases in property operating expenses of $7,000 and $4,000 during the three and six months ended June 30, 2020, as compared to the same periods in 2019, were primarily due to a decrease in repair and maintenance expenses that are not reimbursable by our tenants, offset by an increase in property insurance expenses, which are subject to reimbursement by our tenants.

Real Estate Tax Expenses

The increase in real estate tax expenses of $11,000 during the three months ended June 30, 2020, as compared to the same period in 2019, was primarily due to an increased tax assessment on one property during the three months ended June 30, 2020. These tax assessments are reimbursed by the tenant at the applicable property.

The decrease in real estate tax expenses of $24,000 during the six months ended June 30, 2020, as compared to the same period in 2019, was primarily due to an increased tax assessment on one property during the six months ended June 30, 2019.

Depreciation and Amortization

Depreciation and amortization expenses remained consistent for the three and six months ended June 30, 2020 compared to the same periods in 2019.

Interest Expense and Other, Net

The decreases in interest expense and other, net of $245,000 and $418,000 during the three and six months ended June 30, 2020, as compared to the same periods in 2019, were primarily due to a decrease in the weighted average interest rate to 2.4% as of June 30, 2020, from 4.6% as of June 30, 2019.

Distributions

Prior to April 1, 2020, on a quarterly basis, our Board authorized a daily distribution for the succeeding quarter. Our Board authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount (1)
September 23, 2016	December 31, 2016	$0.001639344
January 1, 2017	March 31, 2019	$0.001643836
April 1, 2019	December 31, 2019	$0.001369863
January 1, 2020	March 31, 2020	$0.001366120

(1)	Less the per share distribution and stockholder servicing fees that are payable with respect to Class T Shares (as calculated on a daily basis).

On April 20, 2020, our Board decided to make a determination as to the amount and timing of distributions on a monthly, instead of quarterly, basis until such time that we have greater visibility into the impact that the COVID-19 pandemic will have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy.

After April 1, 2020, our Board authorized the following monthly distribution amounts per share for the periods indicated below:

Record Date	Distribution Amount (1)
April 30, 2020	$0.04098
May 31, 2020	$0.04098
June 30, 2020	$0.03970
July 30, 2020	$0.03233
August 28, 2020	$0.03220

(1)	Less the per share distribution and stockholder servicing fees that are payable with respect to Class T Shares (as calculated on a daily basis).

As of June 30, 2020, we had distributions payable of $124,000.

The following table presents distributions and source of distributions for the periods indicated:

	Six Months Ended June 30,
	2020		2019
	Amount	Percent	Amount	Percent
Distributions paid in cash	$504,843	65%	$512,516	59%
Distributions reinvested	270,500	35%	363,436	41%

Total distributions	$775,343	100%	$875,952	100%

Source of distributions:
Net cash provided by operating activities (1)	$775,343	100%	$875,952	100%

	$775,343	100%	$875,952	100%

(1)	Net cash provided by operating activities for the six months ended June 30, 2020 and 2019 was $1.2 million and $1.0 million, respectively.

Share Redemptions

Our share redemption program permits our stockholders to sell their shares back to us after they have held them for at least one year, subject to certain conditions and limitations. In addition, our Board may choose to amend the terms of, suspend or terminate our share redemption program in its sole discretion if it believes that such action is in the best interest of us and our stockholders. Any material modifications or suspension of the share redemption program will be disclosed to our stockholders as promptly as practicable in our reports filed with the SEC and via our website. Funding for the redemption of shares will generally be limited to the net proceeds we receive from the sale of shares under the DRIP, net of shares redeemed to date. We will not redeem in excess of 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. In addition, we will generally limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter for which the redemptions are being paid, and to the net proceeds we receive from the sale of shares in the respective quarter under the DRIP. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any fiscal quarter or in any 12-month period. We received redemption requests of approximately 347,000 shares for $2.6 million in excess of the net proceeds we received from the issuance of shares under the DRIP Offering during the three months ended June 30, 2020. Management, in its discretion, limited the amount of shares redeemed for the three months ended June 30, 2020 to an amount equal to the net proceeds we received from the sale of shares pursuant to the DRIP Offering during the respective period. During the six months ended June 30, 2020, we received valid redemption requests under our share redemption program totaling approximately 625,000 shares, of which we redeemed approximately 18,000 shares as of June 30, 2020 for $139,000 at an average redemption price of $7.60 and approximately 17,000 shares subsequent to June 30, 2020 for $132,000 at an average redemption price of $7.63 per share. The remaining redemption requests relating to approximately 590,000 shares went unfulfilled. A valid redemption request is one that complies with the applicable requirements and guidelines of our share redemption program then in effect.

Liquidity and Capital Resources

General

We are continuing to closely monitor the outbreak of COVID-19 and its impact on our business, tenants, operating partners and the economy as whole. The COVID-19 pandemic has not had a material impact on our operations, however, we cannot estimate the ultimate magnitude and duration of the pandemic and its impact on our future operations as of the filing date of our report. However, if the outbreak continues on its current trajectory, such impacts could be material.

Our Credit Facility provides for aggregate borrowings of up to $29.3 million in Revolving Loans. We had available borrowings of $5.1 million as of June 30, 2020. As of June 30, 2020, we also had cash and cash equivalents of $1.6 million. Subject to potential credit losses in the remainder of 2020 due to tenants that default on their leases, file bankruptcy and/or otherwise experience significant financial difficulty as a result of COVID-19, we expect to meet our short-term liquidity requirements through available cash, cash provided by property operations, proceeds from the Offerings and borrowings from the Credit Facility or other sources. Additionally, given the impact of COVID-19, our Board has decided to make a determination as to the amount and timing of distributions on a monthly, instead of a quarterly, basis until such time that we have greater visibility into the impact that the COVID-19 pandemic will have on our property valuations. During the six months ended June 30, 2020, our Board approved and adopted Amended DRIP and Amended Share Redemption Program that, among other changes, respectively provide that the Amended DRIP and the Amended Share Redemption Program may be suspended at any time by majority vote of the Board without prior notice if the Board believes such action is in the best interest of the Company and its stockholders.

We expect to either extend the maturity date of the Credit Facility for one year to September 23, 2021, or enter into new financing arrangements to meet our obligations as they become due, and we are in discussions with the administrative agent of the Credit Facility regarding an extension of the maturity date. However, no assurances can be given that we will be able to enter into an agreement to extend the maturity date. As of June 30, 2020, we believe that we were in compliance with the financial covenants of the Credit Agreement. However, our continued compliance with these debt covenants depends on many factors, including rent collections, which is impacted by the current and future economic conditions related to COVID-19.

Our operating cash flows will primarily be provided by the rental and other property income received from leased properties.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for the payment of operating expenses, distributions to, and redemptions by, stockholders and interest and principal on current and any future debt financings, including principal repayments of $24.2 million due September 23, 2020. In order to repay the Credit Facility balance upon maturity, we are dependent on refinancing. We expect to either refinance the Credit Facility prior to the extended maturity date of September 23, 2020 or extend the maturity date for six to 12 months. We believe our cash on hand, net cash provided by operations and the entry into new financing arrangements will be sufficient to meet our obligations as they become due in the ordinary course of business for at least 12 months following the date these financial statements are issued. However, this evaluation assumes continued positive cash flows.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the payment of tenant improvements, operating expenses, distributions to, and redemptions by, stockholders and interest and principal on current and any future indebtedness. Generally, we expect to meet our long-term liquidity requirements through proceeds from net cash flows provided by operations, proceeds from the DRIP Offering, and secured or unsecured borrowings from banks and other lenders.

We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we may use other sources to fund distributions, as necessary, including proceeds from the Offerings, borrowings on our Credit Facility and/or future borrowings. To the extent that cash flows from operations are lower due to lower-than-expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offerings or debt financings will be used to fund acquisitions, certain capital expenditures, repayments of outstanding debt, and distributions to, or redemptions by, our stockholders.

Contractual Obligations

As of June 30, 2020, we had debt outstanding with a carrying value of $24.2 million, with a weighted average interest rate of 2.4%. See Note 6 — Credit Facility for certain terms of our debt outstanding.

Our contractual obligations as of June 30, 2020 were as follows:

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments — Credit Facility	$24,175,000	$24,175,000	$—	$—	$—
Interest payments — Credit Facility (2)	133,525	133,525	—	—	—

Total	$24,308,525	$24,308,525	$—	$—	$—

(1)	The table does not include amounts due to CCI III Management or its affiliates pursuant to our Advisory Agreement because such amounts are not fixed and determinable.
(2)	Payment obligations for the Revolving Loans are based on a weighted average interest rate of 2.4% as of June 30, 2020 and reflect a maturity date of September 23, 2020.

Our borrowings will not exceed 75% of the cost of our gross assets (or 300% of net assets) as of the date of any borrowing, which is the maximum level of indebtedness permitted under the North American Securities Administrators Association Statement of Policy Regarding Real Estate Investment Trusts; however, we may exceed that limit if approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. Consistent with CCI III Management’s approach toward the moderate use of leverage, our Board has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. As of June 30, 2020, our ratio of debt to total gross assets was 48.7% and our ratio of debt to the fair market value of our gross assets was 50.5%. Fair market value is based on the estimated market value of our real estate assets as of December 31, 2019 that were used to determine our estimated per share NAV.

Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as premiums or discounts, less all cash and cash equivalents. As of June 30, 2020, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, if applicable, was 45.6%.

The following table provides a reconciliation of the Credit Facility balance, as reported on our condensed consolidated balance sheet, to net debt as of June 30, 2020:

Balance as of June 30, 2020
Credit facility	$24,175,000
Less: Cash and cash equivalents	(1,559,531)

Net debt	$22,615,469

Gross real estate assets	$49,605,205

Net debt leverage ratio	45.6%

Cash Flow Analysis

Operating Activities. Net cash provided by operating activities increased by $125,000 for the six months ended June 30, 2020, compared to the same period in 2019. The change was primarily due to decreased interest expense resulting from a decrease in the interest rate from 4.6% as of June 30, 2019 to 2.4% as of June 30, 2020. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Financing Activities. Net cash used in financing activities increased by $352,000 for the six months ended June 30, 2020, compared to the same period in 2019. The change was primarily due to a decrease in our net proceeds from the issuance of common stock due to the Company ceasing to issue shares in the Offering on April 30, 2019.

Election as a REIT

We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2017. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding certain non-cash items and net capital gains).

If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost, unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying condensed consolidated financial statements.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 — Summary of Significant Accounting Policies.

We consider our critical accounting policies to be the following:

•	Allocation of Purchase Price of Real Estate Assets; and

•	Recoverability of Real Estate Assets.

Related-Party Transactions and Agreements

We have entered into agreements with CCI III Management or its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses of, CCI III Management or its affiliates, such as acquisition and advisory fees and expenses, organization and offering costs, distribution and stockholder servicing fees, and reimbursement of certain operating costs. See Note 8 — Related-Party Transactions and Arrangements for a discussion of the various related-party transactions, agreements and fees.

Conflicts of Interest

Richard S. Ressler, the chairman of our Board, chief executive officer and president, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, is the chairman of the board, chief executive officer and president of CMFT and CIM Income NAV, a director of CCIT II and vice president of CCI III Management. One of our directors, Avraham Shemesh, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, serves as a director of CMFT and CIM Income NAV, as well as the chairman of the board, chief executive officer and president of CCIT II and CCPT V, and is president and treasurer of CCI III Management. One of our independent directors, W. Brian Kretzmer, also serves as a director of CMFT and CIM Income NAV. One of our independent directors, Howard A. Silver, also serves as a director of CMFT. Our chief financial officer and treasurer, Nathan D. DeBacker, who is also an officer of other real estate programs sponsored by CCO Group, is a vice president of CCI III Management and is an officer of certain of its affiliates. In addition, affiliates of CCI III Management act as an advisor to CMFT, CCPT V, CCIT II and CIM Income NAV, all of which are public, non-listed REITs sponsored or operated by CCO Group. As such, there may be conflicts of interest where CCI III Management or its affiliates, while serving in the capacity as sponsor, general partner, officer, director, key personnel and/or advisor for CIM or another real estate program sponsored or operated by CIM or CCO Group, including other real estate offerings in registration, may be in conflict with us in connection with providing services to other real estate-related programs related to property acquisitions, property dispositions, and property management among others. The compensation arrangements between affiliates of CCI III Management and these other real estate programs sponsored or operated by CCO Group could influence the advice provided to us. See “Parties to the CCIT III Merger — Cole Office & Industrial REIT (CCIT III), Inc. — Conflicts of Interest” in the proxy statement/prospectus.

Off-Balance Sheet Arrangements

As of June 30, 2020 and December 31, 2019, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Annex E

CIM REAL ESTATE FINANCE TRUST, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us,” “our,” or the “Company” refer to CIM Real Estate Finance Trust, Inc. (“CMFT”) and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, included in the section “Index to Financial Information” in the proxy statement/prospectus, of which this Annex E forms a part. References to “Notes” in this section are to the notes to CMFT’s Financial Statements as of and for the years ended December 21, 2019 and 2018 or to CMFT’s Financial Statements as of and for the Three and Six Months ended June 30, 2020 and 2019, as applicable, included in the section “Index to Financial Information” in the proxy statement/prospectus. See also “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the proxy statement/prospectus.

Definitions

We use certain defined terms throughout section that have the following meanings:

The phrase “annualized rental income” refers to the straight-line rental revenue under our leases on operating properties owned as of the respective reporting date, which includes the effect of rent escalations and any tenant concessions, such as free rent, and excludes any contingent rent, such as percentage rent. Management uses annualized rental income as a basis for tenant, industry and geographic concentrations and other metrics within the portfolio. Annualized rental income is not indicative of future performance.

Under a “net lease,” the tenant occupying the leased property (usually as a single tenant) does so in much the same manner as if the tenant were the owner of the property. The tenant generally agrees that it will either have no ability or only limited ability to terminate the lease or abate rent prior to the expiration of the term of the lease as a result of real estate driven events such as casualty, condemnation or failure by the landlord to fulfill its obligations under the lease. There are various forms of net leases, most typically classified as either triple-net or double-net. Triple-net leases typically require the tenant to pay all expenses associated with the property (e.g., real estate taxes, insurance, maintenance and repairs, including roof, structure and parking lot). Double-net leases typically hold the landlord responsible for the capital expenditures for the roof and structure, while the tenant is responsible for all lease payments and remaining operating expenses associated with the property (e.g., real estate taxes, insurance and maintenance).

CIM REAL ESTATE FINANCE TRUST, INC.

Management’s Discussion and Analysis of

Financial Condition and Results Operations

For the Year Ended December 31, 2019

Overview

We were formed on July 27, 2010, and we elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2012. We commenced our principal operations on April 13, 2012, when we satisfied the conditions of our escrow agreement regarding the minimum offering and issued approximately 308,000 shares of our common stock. We have no paid employees and are externally managed by CIM Real Estate Finance Management, LLC (“CMFT Management”). CIM Group, LLC (“CIM”) indirectly owns and/or controls CMFT Management; our dealer manager, CCO Capital, LLC (“CCO Capital”); our property manager, CREI Advisors, LLC (“CREI Advisors”); and CCO Group, LLC and its subsidiaries (“CCO Group”).

We ceased issuing shares in our initial public offering (“Offering”) on April 4, 2014 and in the initial distribution reinvestment plan offering (the “Initial DRIP Offering”) effective as of June 30, 2016, but will continue to issue shares of common stock under the additional shares registered under the distribution reinvestment plan on August 2, 2016 (the “Secondary DRIP Offering”) until certain liquidity events occur, such as the listing of our shares on a national securities exchange or the sale of our company, or the Secondary DRIP Offering is otherwise terminated by our board of directors (“Board”). We expect that property acquisitions in 2020 and future periods will be funded by proceeds from financing of the acquired properties, cash flows from operations and the strategic sale of properties and other asset acquisitions.

Our operating results and cash flows are primarily influenced by rental and other property income from our commercial properties, interest expense on our indebtedness and acquisition and operating expenses. As 94.6% of our rentable square feet was under lease, including any month-to-month agreements, as of December 31, 2019 with a weighted average remaining lease term of 8.6 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. CMFT Management regularly monitors the creditworthiness of our tenants by reviewing each tenant’s financial results, any available credit rating agency reports on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment and other information for changes and possible trends. If CMFT Management identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property or identifying a possible replacement tenant should the current tenant fail to perform on the lease.

We have primarily acquired core commercial real estate assets principally consisting of necessity retail properties located throughout the United States. As of December 31, 2019, we owned 396 properties, comprising 19.1 million rentable square feet of commercial space located in 43 states.

In April of 2019, we announced our intention to pursue a more diversified investment strategy across the capital structure, ultimately transitioning to a mortgage REIT, by balancing our existing portfolio of core commercial real estate assets with our future investments in a portfolio of commercial mortgage loans and other real estate-related credit investments that we would originate, acquire, finance and manage.

As of December 31, 2019, our loan portfolio consisted of 12 loans with a net book value of $301.6 million. As of December 31, 2019, we had $126.8 million reserved for settlement of broadly syndicated loan purchases included in cash and cash equivalents in the accompanying consolidated balance sheet.

Pursuant to our strategy, during the year ended December 31, 2019, we disposed of 497 properties, including nine properties previously owned through a consolidated joint venture arrangement, encompassing approximately 7.5 million gross rentable square feet. As of December 31, 2019, our portfolio consisted of 334 retail properties, 59 anchored shopping centers and three industrial properties representing 33 industry sectors. See Note 4 — Real Estate Assets for a discussion of the disposition of individual properties during the year ended December 31, 2019.

Operating Highlights and Key Performance Indicators

2019 Activity

•	Acquired one property for an aggregate purchase price of $6.2 million.

•	Acquired four senior mezzanine loans with a principal balance of $62.1 million and originated three senior loans with a principal balance of $154.3 million.

•

Entered into a new revolving credit and security agreement that provides for borrowings up to $300.0 million which shall consist primarily of broadly syndicated senior secured loans subject to certain eligibility criteria under the agreement. As of December 31, 2019, we had broadly syndicated loans with a net book value of $2.8 million and $126.8 million reserved for settlement of broadly syndicated loan purchases.

•

Disposed of 497 properties, consisting of 482 retail properties, one industrial property and 14 anchored shopping centers, excluding a related outparcel of land, for an aggregate sales price of $1.65 billion.

•

Reduced total debt by $918.4 million, from $2.5 billion to $1.6 billion. In connection with the sale of 444 properties that closed in December 2019, total consideration included the assumption by the Purchaser (as defined in Note 4 — Real Estate Assets) of existing mortgage debt totaling $130.8 million, the repayment of $101.3 million of certain mortgage notes due to the disposition of the underlying properties, the repayment of $165.0 million on the unsecured term loan balance and repayment of the $266.0 million unsecured revolving loan balance.

Portfolio Information

As of December 31, 2019, we owned 396 properties located in 43 states, the gross rentable square feet of which was 94.6% leased, including any month-to-month agreements, with a weighted average lease term remaining of 8.6 years. During the year ended December 31, 2019, we disposed of 497 properties, for an aggregate gross sales price of $1.65 billion.

The following table shows the property statistics of our real estate assets as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Number of commercial properties	396	890
Rentable square feet (in thousands) (1)	19,103	26,516
Percentage of rentable square feet leased	94.6%	96.2%
Percentage of investment-grade tenants (2)	36.9%	38.6%

(1)	Includes square feet of buildings on land parcels subject to ground leases.
(2)

Investment-grade tenants are those with a credit rating of BBB- or higher by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) or a credit rating of Baa3 or higher by Moody’s Investor Service, Inc. (“Moody’s”). The ratings may reflect those assigned by Standard & Poor’s or Moody’s to the lease guarantor or the parent company, as applicable. The weighted average credit rating is weighted based on annualized rental income and is for only those tenants rated by Standard & Poor’s.

The following table summarizes our real estate acquisition activity during the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
Commercial properties acquired	1	1
Purchase price of acquired properties (in thousands)	$6,165	$11,905
Rentable square feet (in thousands) (1)	6	71

(1)	Includes square feet of buildings on land parcels subject to ground leases.

The following table shows the tenant diversification of our real estate portfolio, based on annualized rental income, as of December 31, 2019:

Tenant	Total Number of Leases (1)	Leased Square Feet (in thousands) (2)	2019 Annualized Rental Income (in thousands)	2019 Annualized Rental Income per Square Foot (2)	Percentage of 2019 Annualized Rental Income
Academy Sports	8	2,098	$13,211	$6.30	6%
Lowe’s	14	1,773	12,402	6.99	5%
CVS	42	529	11,923	22.54	5%
Walgreens	25	368	8,983	24.41	4%
Home Depot	5	652	8,340	12.79	3%
PetSmart	26	462	7,402	16.02	3%
United Oil	3	44	7,018	159.50	3%
LA Fitness	8	359	7,018	19.55	3%
Dick’s Sporting Goods	14	622	6,951	11.18	3%
Cabela’s	1	403	6,543	16.24	3%
Other	865	10,769	147,688	13.71	62%

	1,011	18,079	$237,479	$13.14	100%

(1)	Includes leases which are master lease agreements.
(2)	Includes square feet of the buildings on land parcels subject to ground leases.

The following table shows the tenant industry diversification of our real estate portfolio, based on annualized rental income, as of December 31, 2019:

Industry	Total Number of Leases (1)	Leased Square Feet (in thousands) (2)	2019 Annualized Rental Income (in thousands)	2019 Annualized Rental Income per Square Foot (2)	Percentage of 2019 Annualized Rental Income
Sporting goods	35	3,498	$30,891	$8.83	13%
Home and garden	47	3,065	28,930	9.44	12%
Discount store	92	2,250	22,883	10.17	10%
Pharmacy	67	897	20,906	23.31	9%
Grocery and supermarket	35	1,501	18,054	12.03	8%
Casual dining	82	448	11,813	26.37	5%
Apparel and jewelry	74	694	10,793	15.55	4%
Pet supply	40	638	10,242	16.05	4%
Gas and convenience	11	71	9,245	130.21	4%
Hobby, books and music	37	909	8,849	9.73	4%
Other	491	4,108	64,873	15.79	27%

	1,011	18,079	$237,479	$13.14	100%

(1)	Includes leases which are master lease agreements.
(2)	Includes square feet of the buildings on land parcels subject to ground leases.

The following table shows the geographic diversification of our real estate portfolio, based on annualized rental income, as of December 31, 2019:

Location	Total Number of Properties	Rentable Square Feet (in thousands) (1)	2019 Annualized Rental Income (in thousands)	2019 Annualized Rental Income per Square Foot (1)	Percentage of 2019 Annualized Rental Income
California	50	1,006	$28,037	$27.87	12%
Georgia	22	2,101	23,942	11.40	10%
Texas	35	1,315	18,003	13.69	8%
Ohio	29	1,593	17,600	11.05	7%
Illinois	14	1,022	12,348	12.08	5%
North Carolina	22	1,015	11,875	11.70	5%
Alabama	19	924	11,562	12.51	5%
Indiana	15	939	11,338	12.07	5%
Florida	28	971	11,138	11.47	5%
Wisconsin	12	779	10,373	13.32	4%
Other	150	7,438	81,263	10.93	34%

	396	19,103	$237,479	$12.43	100%

(1)	Includes square feet of the buildings on land parcels subject to ground leases.

The following table shows the property type diversification of our real estate portfolio, based on annualized rental income, as of December 31, 2019:

Property Type	Total Number of Properties	Rentable Square Feet (in thousands) (1)	2019 Annualized Rental Income (in thousands)	2019 Annualized Rental Income per Square Foot (1)	Percentage of 2019 Annualized Rental Income
Retail	334	8,611	$115,597	$13.42	49%
Anchored shopping centers	59	8,873	113,703	12.81	48%
Industrial	3	1,619	8,179	5.05	3%

	396	19,103	$237,479	$12.43	100%

(1)	Includes square feet of the buildings on land parcels subject to ground leases.

Leases

Although there are variations in the specific terms of the leases of our properties, the following is a summary of the general structure of our current leases. Generally, the leases of the properties acquired provide for initial terms of ten or more years and provide the tenant with one or more multi-year renewal options, subject to generally the same terms and conditions as the initial lease term. Certain leases also provide that in the event we wish to sell the property subject to that lease, we first must offer the lessee the right to purchase the property on the same terms and conditions as any offer which we intend to accept for the sale of the property. The properties are generally leased under net leases pursuant to which the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, while certain of the leases require us to maintain the roof, structure and parking areas of the building. Additionally, certain leases provide for increases in rent as a result of fixed increases, increases in the consumer price index, and/or increases in the tenant’s sales volume. The leases of the properties provide for annual rental payments (payable in monthly installments) ranging from $7,000 to $8.0 million (average of $218,000). Certain leases provide for limited increases in rent as a result of fixed increases or increases in the consumer price index.

The following table shows lease expirations of our real estate portfolio, as of December 31, 2019, during each of the next ten years and thereafter, assuming no exercise of renewal options:

Year of Lease Expiration	Total Number of Leases Expiring (1)	Leased Square Feet Expiring (in thousands) (2)	2019 Annualized Rental Income Expiring (in thousands)	2019 Annualized Rental Income per Square Foot (2)	Percentage of 2019 Annualized Rental Income
2020	80	387	$5,577	$14.41	2%
2021	119	1,046	15,126	14.46	7%
2022	107	1,109	13,317	12.01	6%
2023	145	1,585	23,921	15.09	10%
2024	137	1,808	25,821	14.28	11%
2025	65	1,149	15,077	13.12	6%
2026	53	1,029	11,952	11.62	5%
2027	42	1,014	9,399	9.27	4%
2028	58	1,275	15,082	11.83	6%
2029	53	1,065	14,657	13.76	6%
Thereafter	152	6,612	87,550	13.24	37%

	1,011	18,079	$237,479	$13.14	100%

(1)	Includes leases which are master lease agreements.
(2)	Includes square feet of the buildings on land parcels subject to ground leases.

The following table shows the economic metrics of our real estate assets as of and for the years ended December 31, 2019 and 2018:

	2019	2018
Economic Metrics
Weighted-average lease term (in years) (1)	8.6	9.1
Lease rollover (1)(2):
Annual average	7.1%	5.1%
Maximum for a single year	10.9%	9.3%

(1)	Based on annualized rental income of our real estate portfolio as of December 31, 2019 and 2018.
(2)	Through the end of the next five years as of the respective reporting date.

Results of Operations

Overview

We are not aware of any material trends or uncertainties, other than the recent outbreak of COVID-19, and national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact on our results from the acquisition, management and operations of properties other than those listed in the section “Risk Factors” in the proxy statement/prospectus. Due to the recent outbreak of COVID-19 in the United States and globally, our tenants, our operating partners, and we may be impacted. The impact of COVID-19 on our future results could be significant and will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, the success of action taken to contain or treat COVID-19, and reactions by consumers, companies, governmental entities and capital markets.

Same Store Analysis

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate assets. We review our stabilized operating results, measured by net operating income, from properties that we owned for the entirety of both the current and prior year reporting periods, referred to as “same store” properties, and we believe that the presentation of operating results for same store properties provides useful information to stockholders. Net operating income is a supplemental non-GAAP financial measure of a real estate company’s operating performance. “GAAP” refers to the accounting principles generally accepted in the United States of America. Net operating income is considered by management to be a helpful supplemental performance measure, as it enables management to evaluate the impact of occupancy, rents, leasing activity, and other controllable property operating results at our real estate properties, and it provides a consistent method for the comparison of our properties. We define net operating income as operating revenues less operating expenses, which exclude (i) depreciation and amortization, (ii) interest expense and other non-property related revenue and expenses items such as (a) general and administrative expenses, (b) advisory fees, (c) transaction-related expenses and (d) interest income. Our net operating income may not be comparable to that of other REITs and should not be considered to be more relevant or accurate in evaluating our operating performance than the current GAAP methodology used in calculating net income (loss). In determining the same store property pool, we include all properties that were owned for the entirety of both the current and prior reporting periods, except for properties during the current or prior year that were under development or redevelopment.

Comparison of the Years Ended December 31, 2019 and 2018

The following table reconciles net income, calculated in accordance with GAAP, to net operating income (dollar amounts in thousands):

	Total
	For the Year Ended December 31,
	2019	2018	Change
Net income	$183,020	$37,412	$145,608
Loss on extinguishment of debt	7,227	46	7,181
Interest expense and other, net	98,965	97,871	1,094

Operating income	289,212	135,329	153,883

Gain on disposition of real estate, net	(180,666)	(6,299)	(174,367)
Impairment	72,939	32,975	39,964
Depreciation and amortization	107,867	140,979	(33,112)
Transaction-related	2,278	2,601	(323)
Management and advisory fees and expenses	42,339	43,399	(1,060)
General and administrative	13,729	14,127	(398)
Interest and other income	(20,132)	(1,640)	(18,492)

Net operating income	$327,566	$361,471	$(33,905)

A total of 392 properties were acquired before January 1, 2018 and represent our “same store” properties during the years ended December 31, 2019 and 2018. “Non-same store” properties, for purposes of the table below, includes properties acquired on or after January 1, 2018.

The following table details the components of net operating income broken out between same store and non-same store properties (dollar amounts in thousands):

	Total			Same Store			Non-Same Store (1)
	For the Year Ended December 31,			For the Year Ended December 31,			For the Year Ended December 31,
	2019	2018	Change	2019	2018	Change	2019	2018	Change
Rental and other property income	$393,224	$429,636	$(36,412)	$279,518	$284,855	$(5,337)	$113,728	$144,781	$(31,053)
Property operating expenses	33,462	30,267	3,195	27,607	23,771	3,836	5,855	6,496	(641)
Real estate tax expenses	32,196	37,898	(5,702)	28,188	26,969	1,219	4,008	10,929	(6,921)

Total property operating expenses	65,658	68,165	(2,507)	55,795	50,740	5,055	9,863	17,425	(7,562)

Net operating income	$327,566	$361,471	$(33,905)	$223,723	$234,115	$(10,392)	$103,865	$127,356	$(23,491)

(1)	Includes income from properties disposed of during the period.

Loss on Extinguishment of Debt

The increase in loss on extinguishment of debt of $7.2 million for the year ended December 31, 2019, as compared to the same period in 2018, was due to the termination of certain mortgage notes in connection with the disposition of the underlying properties during the year ended December 31, 2019.

Interest Expense and Other, Net

Interest expense and other, net also includes amortization of deferred financing costs.

The increase in interest expense and other, net, of $1.1 million for the year ended December 31, 2019, as compared to the same period in 2018, was due to increases in the weighted average interest rate during the first half of 2019, as compared to the same period in 2018, partially offset by debt repayments in connection with the disposition of the underlying properties during the year ended December 31, 2019.

Gain on Disposition of Real Estate, Net

The increase in gain on disposition of real estate during the year ended December 31, 2019, as compared to the same period in 2018, was due to the disposition of 497 properties, including the sale of 444 properties that closed in December 2019 pursuant to a purchase and sale agreement further discussed in Note 4 — Real Estate Assets. The dispositions resulted in a gain of $180.7 million during the year ended December 31, 2019 compared to the disposition of 21 properties for a gain of $6.3 million during the year ended December 31, 2018.

Impairment

Impairments increased $40.0 million during the year ended December 31, 2019, as compared to the same period in 2018, due to 34 properties that were deemed to be impaired, resulting in impairment charges of $72.9 million during the year ended December 31, 2019, compared to 22 properties that were deemed to be impaired, resulting in impairment charges of $33.0 million during the year ended December 31, 2018.

Depreciation and Amortization

The decrease in depreciation and amortization expenses of $33.1 million during the year ended December 31, 2019, as compared to the same period in 2018, was primarily due to the disposition of 497 properties.

Transaction-Related Expenses

Through August 20, 2019, we paid CMFT Management or its affiliates acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset we acquired; (2) the amount paid in respect of the development, construction or improvement of each asset we acquired; (3) the purchase price of any loan we acquired; and (4) the principal amount of any loan we originated. We also reimbursed CMFT Management or its affiliates for transaction-related expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, so long as the total acquisition fees and expenses relating to the transaction did not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of our Board, including a majority of our independent directors, as commercially competitive, fair and reasonable to us. Other transaction-related expenses, such as advisor reimbursements for disposition activities, are expensed as incurred.

The decrease in transaction-related expenses of $323,000 during the year ended December 31, 2019, as compared to the same period in 2018, was primarily due to acquisition fees paid to the advisor pursuant to the Prior Advisory Agreement (as defined in Note 11 — Related-Party Transactions and Arrangements) related to the acquisition of $62.1 million of loans held-for-investment during the year ended December 31, 2019, compared to acquisition fees paid to the advisor related to the origination of $89.3 million of loans held-for-investment during the year ended December 31, 2018.

Management and Advisory Fees and Expenses

Pursuant to the Prior Advisory Agreement with CMFT Management and based upon the amount of our current invested assets, through August 20, 2019, we were required to pay to CMFT Management a monthly advisory fee equal to one-twelfth of 0.75% of the average invested assets up to $2.0 billion, one-twelfth of 0.70% of the average invested assets over $2.0 billion up to $4.0 billion and one-twelfth of 0.65% of the average invested assets over $4.0 billion. Beginning on August 20, 2019, we pay CMFT Management a management fee pursuant to the Management Agreement (as defined in Note 11 — Related-Party Transactions and Arrangements), payable quarterly in arrears, equal to the greater of (a) $250,000 per annum ($62,500 per quarter) and (b) 1.50% per annum (0.375% per quarter) of the Company’s Equity (as defined in the Management Agreement). Additionally, we may be required to reimburse certain expenses incurred by CMFT Management in providing advisory services, subject to limitations as set forth in the Management Agreement (as discussed in Note 11 — Related-Party Transactions and Arrangements).

The decrease in management and advisory fees and expenses of $1.1 million during the year ended December 31, 2019, as compared to the same period in 2018, was due to a decrease in our average invested assets to $5.0 billion for the period through August 20, 2019, compared to $5.4 billion over the year ended December 31, 2018. In addition, beginning on August 20, 2019, we began paying CMFT Management a management fee and ceased paying an advisory fee. During the year ended December 31, 2019, we incurred management fees of $14.6 million.

General and Administrative Expenses

The primary general and administrative expense items are certain expense reimbursements to our advisor, escrow and trustee fees, state franchise and income taxes, office expenses and accounting fees.

The decrease in general and administrative expenses of $398,000 for the year ended December 31, 2019, compared to the same period in 2018, was primarily due to decreases in operating expense reimbursements to our advisor.

Interest Income

The increase in interest income of $18.5 million for the year ended December 31, 2019, compared to the same period in 2018, was due to the acquisition and origination of seven loans held-for-investment during the year ended December 31, 2019, compared to the acquisition and origination of four loans held-for-investment in November 2018.

Net Operating Income

Same store property net operating income decreased $10.4 million during the year ended December 31, 2019, as compared to the same period in 2018. The decrease was primarily due to the decrease in same store occupancy to 94.6% from 95.0% as of December 31, 2019 and 2018, respectively. Additionally, tenant bankruptcies at 12 same store properties account for $3.1 million of the net decrease in rental income for the year ended December 31, 2019.

Non-same store property net operating income decreased $23.5 million during the year ended December 31, 2019, as compared to the same period in 2018. The decrease is primarily due to the disposition of 497 properties during the year ended December 31, 2019, offset by recognizing a full period of net operating income for the one property acquired during the year ended December 31, 2018.

Distributions

On a quarterly basis, our Board authorizes a daily distribution for the succeeding quarter. Our Board authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount
April 14, 2012	December 31, 2012	$0.001707848
January 1, 2013	December 31, 2015	$0.001712523
January 1, 2016	December 31, 2016	$0.001706776
January 1, 2017	December 31, 2019	$0.001711452
January 1, 2020	March 31, 2020	$0.001706776

As of December 31, 2019, we had distributions payable of $16.5 million.

Our Board has reaffirmed the declaration and payment of distributions for the month of March 2020 at the rate previously declared on November 5, 2019, which distributions will be paid on or around April 1, 2020. Given the impact of the COVID-19 outbreak, our Board has decided to defer making a determination as to the amount and timing of distributions for the second quarter of 2020 until such time that we have greater visibility into the impact that the COVID-19 outbreak will have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy.

The following table presents distributions and source of distributions for the periods indicated below (dollar amounts in thousands):

	Year Ended December 31,
	2019			2018
	Amount		Percent	Amount	Percent
Distributions paid in cash	$112,083		58%	$102,822	53%
Distributions reinvested	82,388		42%	91,764	47%

Total distributions	$194,471		100%	$194,586	100%

Source of distributions:
Net cash provided by operating activities (1)	$194,471	(2)	100%	$194,586	100%

(1)	Net cash provided by operating activities for the years ended December 31, 2019 and 2018 was $188.6 million and $205.8 million, respectively.
(2)	Our distributions covered by cash flows from operating activities include cash flows from prior periods of $5.9 million.

Share Redemptions

Our share redemption program permits our stockholders to sell their shares of common stock back to us, subject to certain conditions and limitations. We will not redeem in excess of 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. Funding for the redemption of shares will be limited to the cumulative net proceeds we receive from the sale of shares under the Secondary DRIP Offering, net of shares redeemed to date. In addition, we will generally limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter for which the redemptions are being paid, and to the net proceeds we receive from the sale of shares in the respective quarter under the Secondary DRIP Offering. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any fiscal quarter or in any 12-month period. We received redemption requests of approximately 20.6 million shares for $178.5 million in excess of the net proceeds we received from the issuance of shares under the Secondary DRIP Offering during the three months ended December 31, 2019. Management, in its discretion, limited the amount of shares redeemed for the three months ended December 31, 2019 to an amount equal to net proceeds we received from the sale of shares pursuant to the Secondary DRIP Offering during the respective period. During the year ended December 31, 2019, we received valid redemption requests under our share redemption program totaling approximately 88.6 million shares, of which we redeemed approximately 7.2 million shares as of December 31, 2019 for $62.4 million (at an average redemption price of $8.65 per share) and approximately 2.3 million shares subsequent to December 31, 2019 for $19.5 million at an average redemption price of $8.65 per share. The remaining redemption requests relating to approximately 79.1 million shares went unfulfilled. During the year ended December 31, 2018, we received valid redemption requests under our share redemption program totaling approximately 68.2 million shares, of which we redeemed approximately 7.4 million shares as of December 31, 2018 for $69.5 million (at an average redemption price of $9.37 per share) and approximately 2.3 million shares subsequent to December 31, 2018 for $21.7 million at an average redemption price of $9.37 per share. The remaining redemption requests relating to approximately 58.5 million shares went unfulfilled. A valid redemption request is one that complies with the applicable requirements and guidelines of our share redemption program then in effect. The share redemptions were funded with proceeds from the Secondary DRIP Offering.

See the discussion of our share redemption program in “Description of CMFT Capital Stock—Share Redemption Program” in the proxy statement/prospectus.

Liquidity and Capital Resources

General

We are continuing to monitor the outbreak of COVID-19 and its impact on our tenants, operating partners and the economy as a whole. The magnitude and duration of the pandemic and its impact on our operations and liquidity is uncertain as of the filing date of our report as this continues to evolve globally. However, if the outbreak continues on its current trajectory, such impacts could grow and become material. To the extent that our tenants and operating partners continue to be impacted by the COVID-19 outbreak, or by the other risks disclosed in our annual report, this could materially disrupt our business operations.

We expect to utilize proceeds from real estate dispositions, cash flows from operations and future proceeds from secured or unsecured financing to complete future acquisitions and for general corporate uses. The sources of our operating cash flows will primarily be provided by the rental and other property income received from current and future leased properties.

As of December 31, 2019, we had an unsecured credit facility with JPMorgan Chase Bank, N.A., as administrative agent (the “Credit Facility”) that provided for borrowings of up to $1.24 billion, which includes a $885.0 million unsecured term loan (the “Term Loan”) and up to $350.0 million in unsecured revolving loans. As of December 31, 2019, we had $349.4 million in unused capacity under the Credit Facility, subject to borrowing availability. We had available borrowings of $107.1 million as of December 31, 2019. As of December 31, 2019, we also had cash and cash equivalents of $466.0 million, which included $126.8 million reserved for settlement of investment security purchases.

On December 31, 2019 (the “Closing Date”), CMFT Corporate Credit Securities, LLC, one of our indirect wholly-owned, bankruptcy-remote subsidiaries, entered into a revolving credit and security agreement (the “Credit and Security Agreement”) with the lenders from time to time parties thereto, Citibank, N.A. (“Citibank”), as administrative agent, CMFT Securities Investments, LLC, a wholly-owned subsidiary of ours, as equityholder and as collateral manager, Citibank (acting through its Agency & Trust division), as both a collateral agent and as a collateral custodian, and Virtus Group, LP, as collateral administrator. The Credit and Security Agreement provides for borrowings in an aggregate principal amount up to $300.0 million (the “Credit Securities Revolver”), which may be increased from time to time pursuant to the Credit and Security Agreement. As of December 31, 2019, there were no amounts borrowed or outstanding under the Credit Securities Revolver.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for the acquisition of investment securities, real estate and real estate-related assets and the payment of acquisition-related fees and expenses, operating expenses, distributions, redemptions and interest and principal on current and any future debt financings, including principal repayments of $165.7 million within the next 12 months. We expect to meet our short-term liquidity requirements through cash proceeds from real estate asset dispositions, net cash provided by operations and proceeds from the Secondary DRIP Offering, as well as secured or unsecured borrowings from banks and other lenders to finance our future acquisitions and loan originations. Operating cash flows are expected to increase as we complete future acquisitions. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.

In connection with the sale of 444 properties during the year ended December 31, 2019, total consideration included the assumption by the buyer of existing mortgage debt totaling $130.8 million, the repayment of $101.3 million of certain mortgage notes due to the disposition of the underlying properties, the repayment of $165.0 million on the unsecured term loan balance and repayment of $266.0 million on the unsecured revolving loan balance. Management intends to use the remaining proceeds from the sale to, among other things, acquire additional high-quality net-lease properties and credit investments in furtherance of our investment objectives, satisfy potential income tax provisions that may arise in the future, and for other general corporate purposes.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the acquisition of investment securities, real estate and real estate-related assets and the payment of tenant improvements, acquisition-related fees and expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any current and future indebtedness. Generally, we expect to meet our long-term liquidity requirements through proceeds from cash flows from operations, borrowings on the Credit Facility, proceeds from secured or unsecured borrowings from banks and other lenders, and proceeds raised pursuant to the Secondary DRIP Offering.

We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we have used, and may continue to use, other sources to fund distributions, as necessary, including borrowings on the Credit Facility and/or future borrowings on our unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offerings or debt financings will be used to fund acquisitions, loan originations, certain capital expenditures, repayments of outstanding debt or distributions and redemptions to our stockholders.

Contractual Obligations

As of December 31, 2019, we had debt outstanding with a carrying value of $1.6 billion and a weighted average interest rate of 3.9%. See Note 8 — Credit Facilities and Notes Payable for certain terms of our debt outstanding.

Our contractual obligations as of December 31, 2019 were as follows (in thousands):

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments — fixed rate debt (2)	$726,261	$165,678	$126,663	$433,920	$—
Interest payments — fixed rate debt (3)	73,186	24,190	38,215	10,781	—
Principal payments — credit facility	885,000	—	885,000	—	—
Interest payments — credit facility (4)	77,654	35,253	42,401	—	—

Total	$1,762,101	$225,121	$1,092,279	$444,701	$—

(1)	The table does not include amounts due to CMFT Management or its affiliates pursuant to our Management Agreement because such amounts are not fixed and determinable.
(2)

Principal payment amounts reflect actual payments based on the face amount of notes payable secured by our wholly-owned properties, which excludes the fair value adjustment, net of amortization, of mortgage notes assumed of $241,000 as of December 31, 2019.

(3)

As of December 31, 2019, we had $60.0 million of variable rate debt effectively fixed through the use of interest rate swap agreements. We used the effective interest rates fixed under our interest rate swap agreements to calculate the debt payment obligations in future periods.

(4)

As of December 31, 2019, the Term Loan outstanding totaled $885.0 million, $811.7 million of which is subject to interest rate swap agreements (the “Swapped Term Loan”). As of December 31, 2019, the weighted average all-in interest rate for the Swapped Term Loan was 4.0%. The remaining $73.3 million outstanding under the Credit Facility had a weighted average interest rate of 3.8% as of December 31, 2019.

We expect to incur additional borrowings in the future to acquire additional properties and other real estate-related assets. There is no limitation on the amount we may borrow against any single improved property. Consistent with CMFT Management’s approach toward the moderate use of leverage, our Board has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. As of December 31, 2019, our ratio of debt to total gross assets net of gross intangible lease liabilities was 46.3% and our ratio of debt to the fair market value of our gross assets net of gross intangible lease liabilities was 45.3%. Fair market value is based on the estimated market value of our real estate assets as of December 31, 2018 that were used to determine our estimated per share net asset value (“NAV”), and for those assets acquired from January 1, 2019 through December 31, 2019 is based on the purchase price.

Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as premiums or discounts, financing and issuance costs, and related accumulated amortization, less all cash and cash equivalents. As of December 31, 2019, our net debt leverage ratio, which is the ratio of net debt to total gross real estate and related assets net of gross intangible lease liabilities, was 32.9%.

The following table provides a reconciliation of the notes payable and credit facility, net balance, as reported on our consolidated balance sheet, to net debt as of December 31, 2019 (dollar amounts in thousands):

Balance as of December 31, 2019
Credit facilities and notes payable, net	$1,604,860
Deferred costs and net premiums (1)	6,401
Less: Cash and cash equivalents	(466,024)

Net debt	$1,145,237

Gross real estate and related assets, net (2)	$3,483,029

Net debt leverage ratio	32.9%

(1)	Deferred costs relate to mortgage notes payable and the term portion of the Credit Facility.
(2)	Net of gross intangible lease liabilities. Includes gross assets held for sale and loans held-for-investment principal balance of $297.4 million.

Cash Flow Analysis

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating Activities. Net cash provided by operating activities decreased by $17.3 million for the year ended December 31, 2019, as compared to the same period in 2018. The change was primarily due to lower net income after non-cash adjustments due to the disposition of 497 properties subsequent to December 31, 2018. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Investing Activities. Net cash provided by investing activities increased by $1.2 billion for the year ended December 31, 2019, as compared to the same period in 2018. The change was primarily due to an increase in proceeds from the disposition of real estate assets of $1.3 billion and principal payments received on loans held-for-investment of $17.2 million during the year ended December 31, 2019, compared to the same period in 2018. These changes were offset by the origination and acquisition of seven loans for an aggregate cost of $217.0 million and the investment in broadly syndicated loans of $2.8 million during the year ended December 31, 2019.

Financing Activities. Net cash used in financing activities increased by $754.1 million for the year ended December 31, 2019, as compared to the same period in 2018. The change was primarily due to an increase in net repayments on the Credit Facility and notes payable of $753.3 million in connection with the sale of 497 properties during the year ended December 31, 2019.

Election as a REIT

We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2012. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).

If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost, unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are, and we expect that there will continue to be, provisions in many of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenant’s gross sales above pre-determined thresholds. In addition, most of our leases require the tenant to pay all or a majority of the property’s operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs. However, because of the long-term nature of leases for real property, such leases may not reset frequently enough to adequately offset the effects of inflation.

Related-Party Transactions and Agreements

We have entered into agreements with CMFT Management or its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses of, CMFT Management or its affiliates such as acquisition and advisory fees and expenses, organization and offering costs, leasing fees and reimbursement of certain operating costs. See Note 11 — Related-Party Transactions and Arrangements for a discussion of the various related-party transactions, agreements and fees.

Conflicts of Interest

Richard S. Ressler, the chairman of our Board, chief executive officer and president, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, is the chairman of the board, chief executive officer and president of Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and CIM Income NAV, Inc. (“CIM Income NAV”), a director of Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”) and vice president of CMFT Management. One of our directors, Avraham Shemesh, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, serves as the chairman of the board of CCIT II and Cole Credit Property Trust V, Inc. (“CCPT V”) and as a director of CCIT III and CIM Income NAV, and is president and treasurer of CMFT Management. One of our directors, Elaine Y. Wong, who is also a principal of CIM, also serves as a director of CCIT II, CCPT V and CIM Income NAV. One of our independent directors, W. Brian Kretzmer, also serves as an independent director of CCIT III and CIM Income NAV. Another one of our independent directors, Howard A. Silver, also serves as an independent director of CCIT III. Nathan D. DeBacker, our chief financial officer and treasurer, who is also an officer of other real estate programs sponsored by CCO Group, is a vice president of CMFT Management and is an officer of certain of its affiliates. In addition, affiliates of CMFT Management act as an advisor to CCPT V, CCIT II, CCIT III and CIM Income NAV, all of which are public, non-listed REITs sponsored or operated by CCO Group. As such, there may be conflicts of interest where CMFT Management or its affiliates, while serving in the capacity as sponsor, general partner, officer, director, key personnel and/or advisor for CIM or another real estate program sponsored or operated by CIM or CCO Group, including other real estate offerings in registration, may be in conflict with us in connection with providing services to other real estate-related programs related to property acquisitions, property dispositions, and property management, among others. The compensation arrangements between affiliates of CMFT Management and these other real estate programs sponsored or operated by CCO Group could influence the advice provided to us. . See “Parties to the CCIT III Merger — CIM Real Estate Finance Trust, Inc. — Conflicts of Interest and Allocation of Investment Opportunities” in the proxy statement/prospectus.

Off-Balance Sheet Arrangements

As of December 31, 2019 and 2018, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Critical Accounting Policies and Significant Accounting Estimates

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 — Summary of Significant Accounting Policies.

Recoverability of Real Estate Assets

We acquire real estate assets and subsequently monitor those assets quarterly for impairment, including the review of real estate properties subject to direct financing leases, if applicable. Additionally, we record depreciation and amortization related to our assets. The risks and uncertainties involved in applying the principles related to real estate assets include, but are not limited to, the following:

•	The estimated useful lives of our depreciable assets affects the amount of depreciation and amortization recognized on our assets;

•

The review of impairment indicators and subsequent determination of the undiscounted future cash flows could require us to reduce the carrying value of assets held and used to a fair value estimated by management and recognize an impairment loss;

•	The fair value of held for sale assets is estimated by management. This estimated value could result in a reduction of the carrying value of the asset; and

•	Changes in assumptions based on actual results may have a material impact on our financial results.

Allocation of Purchase Price of Real Estate Assets

In connection with our acquisition of properties, we allocate the purchase price to the tangible and intangible assets and liabilities acquired based on their respective relative fair values. Tangible assets consist of land, buildings, fixtures and tenant improvements. Intangible assets consist of above- and below-market lease values and the value of in-place leases. Our purchase price allocations are developed utilizing third-party appraisal reports, industry standards and management experience. The risks and uncertainties involved in applying the principles related to purchase price allocations include, but are not limited to, the following:

•

The value allocated to land, as opposed to buildings, fixtures and tenant improvements, affects the amount of depreciation expense we record. If more value is attributed to land, depreciation expense is lower than if more value is attributed to buildings, fixtures and tenant improvements;

•

Intangible lease assets and liabilities can be significantly affected by estimates including market rent, lease terms including renewal options at rental rates below estimated market rental rates, carrying costs of the property during a hypothetical expected lease-up period, and current market conditions and costs, including tenant improvement allowances and rent concessions; and

•	We determine whether any financing assumed is above- or below-market based upon comparison to similar financing terms for similar types of debt financing with similar maturities.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 2 — Summary of Significant Accounting Policies.

CIM REAL ESTATE FINANCE TRUST, INC.

Management’s Discussion and Analysis of

Financial Condition and Results Operations

For the Six Months Ended June 30, 2020

Overview

We were formed on July 27, 2010, and we elected to be taxed, and currently qualify, as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2012. We commenced our principal operations on April 13, 2012, when we satisfied the conditions of our escrow agreement regarding the minimum offering and issued approximately 308,000 shares of our common stock. We have no paid employees and are externally advised and managed by CMFT Management. CIM indirectly owns and/or controls CMFT Management; our dealer manager, CCO Capital; our property manager, CREI Advisors; and CCO Group.

We ceased issuing shares in our Offering on April 4, 2014 and in the Initial DRIP Offering effective as of June 30, 2016, but will continue to issue shares of common stock under the Secondary DRIP Offering until certain liquidity events occur, such as the listing of our shares on a national securities exchange or the sale of our company, or the Secondary DRIP Offering is otherwise terminated by the Board. We expect that property acquisitions in 2020 and future periods will be funded by proceeds from financing of the acquired properties, cash flows from operations and the strategic sale of properties and other asset acquisitions.

Our operating results and cash flows are primarily influenced by rental and other property income from our commercial properties, interest expense on our indebtedness and acquisition and operating expenses. As 94.6% of our rentable square feet was under lease, including any month-to-month agreements, as of June 30, 2020, with a weighted average remaining lease term of 8.6 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors, including due to circumstances related to the COVID-19 pandemic. Our advisor regularly monitors the creditworthiness of our tenants by reviewing each tenant’s financial results, any available credit rating agency reports on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment and other information for changes and possible trends. If CMFT Management identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property or identifying a possible replacement tenant should the current tenant fail to perform on the lease.

We have primarily acquired core commercial real estate assets principally consisting of retail properties located throughout the United States. As of June 30, 2020, we owned 381 properties, comprising 18.1 million rentable square feet of commercial space located in 42 states.

In April 2019, we announced our intention to pursue a more diversified investment strategy across the capital structure, ultimately transitioning to a mortgage REIT, by balancing our existing portfolio of core commercial real estate assets with our future investments in a portfolio of commercial mortgage loans and other real estate-related credit investments that we would originate, acquire, finance and manage.

As of June 30, 2020, our loan portfolio consisted of 143 loans with a net book value of $598.4 million. As of June 30, 2020, we had $14.3 million of unsettled broadly syndicated loan purchases included in cash and cash equivalents in the accompanying consolidated balance sheet.

Pursuant to our strategy, during the six months ended June 30, 2020, we disposed of 16 properties, encompassing 1.0 million gross rentable square feet. We previously expected to sell a substantial portion of our anchored-shopping center portfolio and certain single-tenant properties within 24 months, subject to market conditions. In light of current market conditions brought on by the COVID-19 pandemic, we cannot provide assurance that these properties will be sold within a 24-month period. As a result, we placed 15 properties with a carrying value of $228.4 million that were previously classified as held for sale back in service as real estate assets in the condensed consolidated balance sheets during the six months ended June 30, 2020. As of June 30, 2020, our portfolio consisted of 325 retail properties, 53 anchored shopping centers and three industrial properties representing 33 industry sectors. See Note 4 — Real Estate Assets for a discussion of the disposition of individual properties during the six months ended June 30, 2020.

COVID-19

The COVID-19 outbreak and the associated “shelter-in-place” or “stay-at-home” orders or other quarantine mandates or public health guidance issued by local, state or federal authorities has adversely affected a number of our tenants’ businesses. The extent to which the COVID-19 pandemic continues to impact our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others.

During the three and six months ended June 30, 2020, we provided lease concessions, either in the form of rental deferrals or abatements, to certain tenants in response to the impact of COVID-19. As of June 30, 2020, we granted total rent deferrals with an aggregate deferral amount of $2.4 million. Additionally, as of June 30, 2020, we granted rent abatements to tenants with an abatement amount of $750,000.

As of August 10, 2020, we have collected approximately 80% of rental payments billed to tenants during the three months ended June 30, 2020. Additionally, as of August 10, 2020, we have collected 89% of July rental payments billed to tenants.

We are actively managing our response to COVID-19 in collaboration with our tenants and business partners and are assessing potential impacts to our financial position and operating results, as well as potential adverse developments in our business. We intend to publish an updated estimated per share NAV on a quarterly, rather than an annual, basis going forward, until such time that we have greater visibility into the impact of the COVID-19 pandemic on our property valuations. Further, in order to manage the financial health of the Company, our Board is making its determinations with respect to the declaration of distributions on a monthly, instead of quarterly basis, and has approved and adopted a Second Amended and Restated Distribution Reinvestment Plan (the “Amended DRIP”) and an Amended and Restated Share Redemption Program (the “Amended Share Redemption Program”) that, among other changes, provides that the Amended DRIP and the Amended Share Redemption Program may be suspended at any time by majority vote of the Board without prior notice if the Board believes such action is in the best interest of the Company and its stockholders.

For further information regarding the impact of COVID-19 on the Company, see “Risk Factors” in the proxy statement/prospectus.

Operating Highlights and Key Performance Indicators

2020 Activity

•	Acquired broadly syndicated loans with a net book value of $389.2 million and sold broadly syndicated loans for an aggregate gross sales price of $20.4 million.

•	Received payment in full on one senior loan totaling $40.8 million.

•	Acquired one commercial property for an aggregate purchase price of $4.7 million.

•	Disposed of 16 properties, consisting of 10 retail properties and six anchored shopping centers, for an aggregate sales price of $160.8 million.

•

Entered into a Master Repurchase Agreement (the “Repurchase Agreement”) with Citibank, that provides up to $300.0 million to finance a portfolio of existing and future CRE mortgage loans primarily through Citibank’s purchase of the Company’s CRE mortgage loans and future funding advances (the “Repurchase Facility”).

•	Increased total debt by $102.2 million.

Portfolio Information

As of June 30, 2020, we owned 381 properties located in 42 states, the gross rentable square feet of which was 94.6% leased, including any month-to-month agreements, with a weighted average lease term remaining of 8.6 years. As of June 30, 2020, no single tenant accounted for greater than 10% of our 2020 annualized rental income. As of June 30, 2020, we had certain geographic and industry concentrations in our property holdings. In particular, 49 of our properties were located in California and 21 of our properties were located in Georgia, which accounted for 12% and 10%, respectively, of our 2020 annualized rental income. In addition, we had tenants in the sporting goods, home and garden and discount store industries, which accounted for 14%, 12% and 10%, respectively, of our 2020 annualized rental income.

The following table shows the property statistics of our real estate assets as of June 30, 2020 and 2019:

	As of June 30,
	2020	2019
Number of commercial properties	381	852
Rentable square feet (in thousands) (1)	18,120	25,259
Percentage of rentable square feet leased	94.6%	95.1%
Percentage of investment-grade tenants (2)	37.4%	38.5%

(1)	Includes square feet of buildings on land parcels subject to ground leases.
(2)

Investment-grade tenants are those with a credit rating of BBB- or higher by Standard & Poor’s or a credit rating of Baa3 or higher by Moody’s. The ratings may reflect those assigned by Standard & Poor’s or Moody’s to the lease guarantor or the parent company, as applicable. The weighted average credit rating is weighted based on annualized rental income and is for only those tenants rated by Standard & Poor’s.

The following table summarizes our real estate acquisition activity during the six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Commercial properties acquired	1	—	1	—
Purchase price of acquired properties (in thousands)	$4,659	$—	$4,659	$—
Rentable square feet (in thousands) (1)	18,635	—	18,635	—

(1)	Includes square feet of buildings on land parcels subject to ground leases.

Results of Operations

Overview

We are not aware of any material trends or uncertainties, other than those listed in the risk factors set forth in the section “Risk Factors” in the proxy statement/prospectus, the effects of the recent outbreak of COVID-19, and national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact on our results from the acquisition, management and operation of properties. Currently, we are unable to predict the impact that the COVID-19 pandemic will have on our financial condition, results of operations and cash flows in future periods due to numerous uncertainties.

Same Store Analysis

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate assets. We review our stabilized operating results, measured by net operating income, from properties that we owned for the entirety of both the current and prior year reporting periods, referred to as “same store” properties, and we believe that the presentation of operating results for same store properties provides useful information to stockholders. Net operating income is a supplemental non-GAAP financial measure of a real estate company’s operating performance. Net operating income is considered by management to be a helpful supplemental performance measure, as it enables management to evaluate the impact of occupancy, rents, leasing activity, and other controllable property operating results at our real estate properties, and it provides a consistent method for the comparison of our properties. We define net operating income as operating revenues less operating expenses, which exclude (i) depreciation and amortization, (ii) interest expense and other non-property related revenue and expense items such as (a) general and administrative expenses, (b) advisory fees, (c) transaction-related expenses and (d) interest income. Our net operating income may not be comparable to that of other REITs and should not be considered to be more relevant or accurate in evaluating our operating performance than the current GAAP methodology used in calculating net income (loss). In determining the same store property pool, we include all properties that were owned for the entirety of both the current and prior reporting periods, except for properties during the current or prior year that were under development or redevelopment.

Comparison of the Three Months Ended June 30, 2020 and 2019

The following table reconciles net income, calculated in accordance with GAAP, to net operating income (dollar amounts in thousands):

	For the Three Months Ended June 30,
	2020	2019	Change
Net (loss) income	$(3,746)	$9,006	$(12,752)
Loss on extinguishment of debt	370	—	370
Interest expense and other, net	15,509	25,447	(9,938)

Operating income	12,133	34,453	(22,320)

Gain on disposition of real estate, net	(3,791)	(3,460)	(331)
Provision for credit losses	7,905	—	7,905
Impairment	3,831	13,082	(9,251)
Depreciation and amortization	19,696	30,142	(10,446)
Transaction-related expenses	330	1,517	(1,187)
Management and advisory fees and expenses	11,398	10,191	1,207
General and administrative expenses	4,235	3,293	942
Interest income	(7,193)	(5,079)	(2,114)

Net operating income	$48,544	$84,139	$(35,595)

A total of 378 properties were acquired before April 1, 2019 and represent our “same store” properties during the three months ended June 30, 2020 and 2019. “Non-same store” properties, for purposes of the table below, includes properties acquired or disposed of on or after April 1, 2019. The following table details the components of net operating income broken out between same store and non-same store properties (dollar amounts in thousands):

	Total			Same Store			Non-Same Store
	For the Three Months Ended June 30,			For the Three Months Ended June 30,			For the Three Months Ended June 30,
	2020	2019	Change	2020	2019	Change	2020	2019	Change
Rental and other property income	$60,103	$100,450	$(40,347)	$58,943	$65,792	$(6,849)	$1,160	$34,658	$(33,498)
Property operating expenses	4,811	6,867	(2,056)	4,627	5,612	(985)	184	1,255	(1,071)
Real estate tax expenses	6,748	9,444	(2,696)	6,677	6,737	(60)	71	2,707	(2,636)

Total property operating expenses	11,559	16,311	(4,752)	11,304	12,349	(1,045)	255	3,962	(3,707)

Net operating income	$48,544	$84,139	$(35,595)	$47,639	$53,443	$(5,804)	$905	$30,696	$(29,791)

Loss on Extinguishment of Debt

The increase in loss on extinguishment of debt of $370,000 for the three months ended June 30, 2020, as compared to the same period in 2019, was due to the termination of certain mortgage notes in connection with the disposition of the underlying properties during the three months ended June 30, 2020.

Interest Expense and Other, Net

Interest expense and other, net also includes amortization of deferred financing costs.

The decrease in interest expense and other, net, of $9.9 million for the three months ended June 30, 2020, as compared to the same period in 2019, was primarily due to a decrease in the average aggregate amount of debt outstanding from $2.4 billion as of June 30, 2019 to $1.7 billion as of June 30, 2020 as a result of debt repayments in connection with the disposition of the underlying properties. In addition, the weighted average interest rate decreased from 3.9% as of June 30, 2019 to 3.3% as of June 30, 2020.

Gain on Disposition of Real Estate, Net

The increase in gain on disposition of real estate, net, of $331,000 during the three months ended June 30, 2020, as compared to the same period in 2019, was primarily due to the disposition of four properties for a gain of $3.8 million during the three months ended June 30, 2020 compared to the disposition of five properties for a gain of $3.5 million during the three months ended June 30, 2019.

Provision for Credit Losses

The increase in provision for credit losses of $7.9 million during the three months ended June 30, 2020, as compared to the same period in 2019, was primarily due to management’s determination that the fair value of the collateral of the Company’s mezzanine loans, which is based on comparable market sales, decreased compared to the amortized cost basis, which resulted in recording $7.9 million in credit losses during the three months ended June 30, 2020. No such losses were recorded during the three months ended June 30, 2019.

Impairment

Impairments decreased $9.3 million during the three months ended June 30, 2020, as compared to the same period in 2019, due to three properties that were deemed to be impaired, resulting in impairment charges of $3.8 million during the three months ended June 30, 2020, compared to six properties that were deemed to be impaired, resulting in impairment charges of $13.1 million during the three months ended June 30, 2019.

Depreciation and Amortization

The decrease in depreciation and amortization of $10.4 million during the three months ended June 30, 2020, as compared to the same period in 2019, was primarily due to the disposition of 474 properties subsequent to June 30, 2019.

Transaction-Related Expenses

Through August 20, 2019, we paid CMFT Management or its affiliates acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset we acquired; (2) the amount paid in respect of the development, construction or improvement of each asset we acquired; (3) the purchase price of any loan we acquired; and (4) the principal amount of any loan we originated. We also reimbursed CMFT Management or its affiliates for transaction-related expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, so long as the total acquisition fees and expenses relating to the transaction did not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of our Board, including a majority of our independent directors, as commercially competitive, fair and reasonable to us. Other transaction-related expenses, such as advisor reimbursements for disposition activities, are expensed as incurred.

The decrease in transaction-related expenses of $1.2 million during the three months ended June 30, 2020, as compared to the same period in 2019, was primarily due to a decrease in reimbursements to our advisor for expenses related to the four dispositions that occurred during the three months ended June 30, 2020 for an aggregate sales price of $31.8 million, compared to such expenses related to the five dispositions that occurred during the three months ended June 30, 2019 for an aggregate gross sales price of $39.6 million.

Management and Advisory Fees and Expenses

Pursuant to the Prior Advisory Agreement with CMFT Management and based upon the amount of our current invested assets, through August 20, 2019, we were required to pay to CMFT Management a monthly advisory fee equal to one-twelfth of 0.75% of the average invested assets up to $2.0 billion, one-twelfth of 0.70% of the average invested assets over $2.0 billion up to $4.0 billion and one-twelfth of 0.65% of the average invested assets over $4.0 billion. Beginning on August 20, 2019, we pay CMFT Management a management fee pursuant to the Management Agreement, payable quarterly in arrears, equal to the greater of (a) $250,000 per annum ($62,500 per quarter) and (b) 1.50% per annum (0.375% per quarter) of the Company’s Equity (as defined in the Management Agreement). Additionally, we may be required to reimburse certain expenses incurred by CMFT Management in providing advisory services, subject to limitations as set forth in the Management Agreement (as discussed in Note 12 — Related-Party Transactions and Arrangements).

The increase in management and advisory fees and expenses of $1.2 million during the three months ended June 30, 2020, as compared to the same period in 2019, was primarily due to the management fee we began paying CMFT Management beginning on August 20, 2019. During three months ended June 30, 2020, we incurred management fees of $9.8 million.

General and Administrative Expenses

The primary general and administrative expense items are certain expense reimbursements to our advisor, escrow and trustee fees, state franchise and income taxes, office expenses and accounting fees.

The increase in general and administrative expenses of $942,000 for the three months ended June 30, 2020, compared to the same period in 2019, was primarily due to an increase in operating expense reimbursements to our advisor.

Interest income

The increase in interest income of $2.1 million for the three months ended June 30, 2020, compared to the same period in 2019, was due to the origination and acquisition of three CRE loans held-for-investment and 133 broadly syndicated loans subsequent to June 30, 2019.

Net Operating Income

Same store property net operating income decreased $5.8 million during the three months ended June 30, 2020, as compared to the same period in 2019. Vacancies at 19 properties accounted for $2.5 million of the net decrease in net operating income for the three months ended June 30, 2020 due to the impact of the COVID-19 pandemic. Additionally, there was a reduction in rental and other property income of $4.5 million for amounts deemed not probable of collection at 48 properties during the three months ended June 30, 2020, as compared to the same period in 2019, due to the impact of the COVID-19 pandemic. Overall same store occupancy was 94.6% as of June 30, 2020, compared to 93.9% as of June 30, 2019.

Non-same store property net operating income decreased $29.8 million during the three months ended 2020, as compared to the same period in 2019. The decrease is primarily due to the disposition of 474 properties subsequent to June 30, 2019.

Comparison of the Six Months Ended June 30, 2020 and 2019

The following table reconciles net income, calculated in accordance with GAAP, to net operating income (dollar amounts in thousands):

	For the Six Months Ended June 30,
	2020	2019	Change
Net (loss) income	$(15,921)	$17,857	$(33,778)
Loss on extinguishment of debt	4,752	—	4,752
Interest expense and other, net	31,276	51,339	(20,063)

Operating income	20,107	69,196	(49,089)

Gain on disposition of real estate, net	(16,901)	(13,400)	(3,501)
Provision for credit losses	25,682	—	25,682
Impairment	15,507	33,155	(17,648)
Depreciation and amortization	40,519	62,134	(21,615)
Transaction-related expenses	582	1,708	(1,126)
Management and advisory fees and expenses	22,488	20,210	2,278
General and administrative expenses	7,917	6,740	1,177
Interest income	(12,764)	(9,577)	(3,187)

Net operating income	$103,137	$170,166	$(67,029)

A total of 377 properties were acquired before January 1, 2019 and represent our “same store” properties during the six months ended June 30, 2020 and 2019. “Non-same store” properties, for purposes of the table below, includes properties acquired or disposed of on or after January 1, 2019.

The following table details the components of net operating income broken out between same store and non-same store properties (dollar amounts in thousands):

	Total			Same Store			Non-Same Store
	For the Six Months Ended June 30,			For the Six Months Ended June 30,			For the Six Months Ended June 30,
	2020	2019	Change	2020	2019	Change	2020	2019	Change
Rental and other property income	$128,539	$205,212	$(76,673)	$124,742	$131,902	$(7,160)	$3,797	$73,310	$(69,513)
Property operating expenses	11,676	16,184	(4,508)	11,092	12,209	(1,117)	584	3,975	(3,391)
Real estate tax expenses	13,726	18,862	(5,136)	13,326	13,185	141	400	5,677	(5,277)

Total property operating expenses	25,402	35,046	(9,644)	24,418	25,394	(976)	984	9,652	(8,668)

Net operating income	$103,137	$170,166	$(67,029)	$100,324	$106,508	$(6,184)	$2,813	$63,658	$(60,845)

Loss on Extinguishment of Debt

The increase in loss on extinguishment of debt of $4.8 million for the six months ended June 30, 2020, as compared to the same period in 2019, was due to the termination of certain mortgage notes in connection with the disposition of the underlying properties during the six months ended June 30, 2020.

Interest Expense and Other, Net

Interest expense and other, net also includes amortization of deferred financing costs.

The decrease in interest expense and other, net, of $20.1 million for the six months ended June 30, 2020, as compared to the same period in 2019, was primarily due to a decrease in the average aggregate amount of debt outstanding from $2.5 billion as of June 30, 2019 to $1.6 billion as of June 30, 2020 as a result of debt repayments in connection with the disposition of the underlying properties. In addition, the weighted average interest rate decreased from 3.9% as of June 30, 2019 to 3.3% as of June 30, 2020.

Gain on Disposition of Real Estate, Net

The increase in gain on disposition of real estate, net, of $3.5 million during the six months ended June 30, 2020, as compared to the same period in 2019, was primarily due to the disposition of 16 properties for a gain of $16.9 million during the six months ended June 30, 2020 compared to the disposition of 39 properties for a gain of $13.4 million during the six months ended June 30, 2019.

Provision for Credit Losses

The increase in provision for credit losses of $25.7 million during the six months ended June 30, 2020, as compared to the same period in 2019, was primarily due to management’s determination that the Company’s mezzanine loans had an amortized cost basis greater than the fair value of the collateral on the loans, resulting in $25.7 million in credit losses during the six months ended June 30, 2020. Additionally, the adoption of ASU 2016-13 on January 1, 2020. No such losses were recorded during the six months ended June 30, 2019.

Impairment

Impairments decreased $17.6 million during the six months ended June 30, 2020, as compared to the same period in 2019, due to 10 properties that were deemed to be impaired, resulting in impairment charges of $15.5 million during the six months ended June 30, 2020, compared to 13 properties that were deemed to be impaired, resulting in impairment charges of $33.2 million during the six months ended June 30, 2019.

Depreciation and Amortization

The decrease in depreciation and amortization of $21.6 million during the six months ended June 30, 2020, as compared to the same period in 2019, was primarily due to the disposition of 474 properties subsequent to June 30, 2019, offset by recognizing a full period of depreciation and amortization expenses on the one property acquired in 2019.

Transaction-Related Expenses

The decrease in transaction-related expenses of $1.1 million during the six months ended June 30, 2020, as compared to the same period in 2019, was primarily due to a decrease in reimbursements to our advisor for expenses related to the 16 dispositions that occurred during the six months ended June 30, 2020 for an aggregate sales price of $160.8 million, compared to such expenses related to the 39 dispositions that occurred during the six months ended June 30, 2019 for an aggregate gross sales price of $163.9 million.

Management and Advisory Fees and Expenses

The increase in management and advisory fees and expenses of $2.3 million during the six months ended June 30, 2020, as compared to the same period in 2019, was primarily due to the management fee we began paying CMFT Management beginning on August 20, 2019. During the six months ended June 30, 2020, we incurred management fees of $19.6 million.

General and Administrative Expenses

The increase in general and administrative expenses of $1.2 million for the six months ended June 30, 2020, compared to the same period in 2019, was primarily due to an increase in operating expense reimbursements to our advisor.

Interest income

The increase in interest income of $3.2 million for the six months ended June 30, 2020, compared to the same period in 2019, was due to the origination and acquisition of three CRE loans held-for-investment and 133 broadly syndicated loans subsequent to June 30, 2019.

Net Operating Income

Same store property net operating income decreased $6.2 million during the six months ended June 30, 2020, as compared to the same period in 2019. Vacancies at 17 properties accounted for $3.1 million of the net decrease in net operating income for the six months ended June 30, 2020 due to the impact of the COVID-19 pandemic. Additionally, there was a reduction in rental and other property income of $4.6 million for amounts deemed not probable of collection at 49 properties during the six months ended June 30, 2020, as compared to the same period in 2019, due to the impact of the COVID-19 pandemic. Overall same store occupancy was 94.6% as of June 30, 2020, compared to 94.0% as of June 30, 2019.

Non-same store property net operating income decreased $60.8 million during the six months ended 2020, as compared to the same period in 2019. The decrease is primarily due to the disposition of 474 properties subsequent to June 30, 2019.

Distributions

Prior to April 1, 2020, on a quarterly basis, our Board authorized a daily distribution for the succeeding quarter. Our Board authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount
April 14, 2012	December 31, 2012	$0.001707848
January 1, 2013	December 31, 2015	$0.001712523
January 1, 2016	December 31, 2016	$0.001706776
January 1, 2017	December 31, 2019	$0.001711452
January 1, 2020	March 31, 2020	$0.001706776

On April 20, 2020, our Board decided to make a determination as to the amount and timing of distributions on a monthly, instead of a quarterly, basis until such time that we have greater visibility into the impact that the COVID-19 pandemic will have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy. After April 1, 2020, our Board authorized the following monthly distribution amounts per share for the periods indicated below:

Record Date	Distribution Amount
April 30, 2020	$0.0130
May 31, 2020	$0.0130
June 30, 2020	$0.0161
July 30, 2020	$0.0304
August 28, 2020	$0.0303
September 29, 2020	$0.0303
October 29, 2020	$0.0303

As of June 30, 2020, we had distributions payable of $5.0 million.

The following table presents distributions and sources of distributions for the periods indicated below (dollar amounts in thousands):

	Six Months Ended June 30,
	2020			2019
	Amount		Percent	Amount	Percent
Distributions paid in cash	$44,150		61%	$54,663	56%
Distributions reinvested	28,774		39%	42,320	44%

Total distributions	$72,924		100%	$96,983	100%

Sources of distributions:
Net cash provided by operating activities (1) (2)	$46,853		64%	$96,983	100%
Proceeds from the issuance of common stock	8,308	(3)	11%	—	—%
Proceeds from the issuance of debt	17,763	(4)	25%	—	—%

Total sources	$72,924		100%	$96,983	100%

(1)	Net cash provided by operating activities for the six months ended June 30, 2020 and 2019 was $37.2 million and $84.1 million, respectively.
(2)

Our distributions covered by cash flows from operating activities for the six months ended June 30, 2020 and 2019 include cash flows from operating activities in excess of distributions from prior periods of $9.6 million and $12.9 million, respectively.

(3)

In accordance with GAAP, certain real estate acquisition-related fees and expenses, such as expenses and fees incurred in connection with property acquisitions accounted for as business combinations, are expensed, and therefore reduce net cash flows from operating activities. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the six months ended June 30, 2020 include the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities in those prior periods.

(4)	Net proceeds on the credit facilities and notes payable for the six months ended June 30, 2020 was $102.2 million.

Share Redemptions

Our share redemption program permits our stockholders to sell their shares of common stock back to us, subject to certain conditions and limitations. Funding for the redemption of shares will be limited to the cumulative net proceeds we receive from the sale of shares under the Secondary DRIP Offering, net of shares redeemed to date. In addition, we will generally limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter for which the redemptions are being paid, and to the net proceeds we receive from the sale of shares in the respective quarter under the Secondary DRIP Offering. In addition, our Board may choose to amend the terms of, suspend or terminate our share redemption program at any time in its sole discretion if it believes that such action is in the best interest of us and our stockholders. Any material modifications or suspension of the share redemption program will be disclosed to our stockholders as promptly as practicable in our reports filed with the SEC and via our website. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any fiscal quarter or in any 12-month period. We received redemption requests of approximately 23.2 million shares for $168.5 million in excess of the net proceeds we received from the issuance of shares under the Secondary DRIP Offering during the three months ended June 30, 2020. Management, in its discretion, limited the amount of shares redeemed for the three months ended June 30, 2020 to an amount equal to net proceeds we received from the sale of shares pursuant to the Secondary DRIP Offering during the respective period. During the six months ended June 30, 2020, we received valid redemption requests under our share redemption program totaling approximately 48.3 million shares, of which we redeemed approximately 2.5 million shares as of June 30, 2020 for $19.2 million (at an average redemption price of $7.77 per share) and approximately

1.3 million shares subsequent to June 30, 2020 for $9.3 million (at an average redemption price of $7.26 per share). The remaining redemption requests relating to approximately 44.5 million shares went unfulfilled. A valid redemption request is one that complies with the applicable requirements and guidelines of our share redemption program then in effect. The share redemptions were funded with proceeds from the Secondary DRIP Offering.

Liquidity and Capital Resources

General

We are continuing to closely monitor the outbreak of COVID-19 and its impact on our business, tenants, operating partners and the economy as a whole. The COVID-19 pandemic has not had a material impact on our operations, however, we cannot estimate the ultimate magnitude and duration of the pandemic and its impact on our future operations as of the filing date of our report. However, if the outbreak continues on its current trajectory, such impacts could be material.

We expect to utilize proceeds from real estate dispositions, cash flows from operations and future proceeds from secured or unsecured financing to complete future acquisitions and for general corporate uses. The sources of our operating cash flows will primarily be provided by the rental and other property income received from current and future leased properties.

Our Credit Facility provides for borrowings of up to $1.24 billion, which includes a $885.0 million unsecured Term Loan and up to $350.0 million in unsecured Revolving Loans. As of June 30, 2020, we had $240.0 million in unused capacity under the Credit Facility, subject to borrowing availability. We had available borrowings of $60.9 million as of June 30, 2020. As of June 30, 2020, we also had cash and cash equivalents of $336.1 million, which included $14.3 million of unsettled broadly syndicated loan purchases. Our Credit Securities Revolver provides for borrowings in an aggregate principal amount up to $500.0 million, which may be increased from time to time pursuant to the Credit and Security Agreement. As of June 30, 2020, the amounts borrowed and outstanding under the Credit Securities Revolver totaled $136.5 million. Our Repurchase Facility provides up to $300.0 million of financing. As of June 30, 2020, the Company had two senior loans with an aggregate carrying value of $113.7 million financed with $74.5 million under the Repurchase Facility.

Subject to potential credit losses in the remainder of 2020 due to tenants that default on their leases, file bankruptcy and/or otherwise experience significant financial difficulty as a result of COVID-19, we expect to meet our short-term liquidity requirements through available cash, cash provided by property operations, proceeds from the DRIP Offering and borrowings from the Credit Facility or other sources. Additionally, given the impact of COVID-19, our Board has decided to make a determination as to the amount and timing of distributions on a monthly, instead of a quarterly, basis until such time that we have greater visibility into the impact that the COVID-19 pandemic will have on our property valuations. During the six months ended June 30, 2020, our Board approved and adopted the Amended DRIP and the Amended Share Redemption Program that, among other changes, respectively provide that the Amended DRIP and the Amended Share Redemption Program may be suspended at any time by majority vote of the Board without prior notice if the Board believes such action is in the best interest of the Company and its stockholders.

As of June 30, 2020, we believe that we were in compliance with the financial covenants of our second amended and restated credit agreement with JPMorgan Chase Bank, N.A. as administrative agent, and the other lenders party thereto, as well as the financial covenants under our various fixed and variable rate debt agreements, with the exception of one mortgage note, as further discussed in Note 9 — Credit Facilities, Notes Payable and Repurchase Facility. However, our continued compliance with these debt covenants depends on many factors, including rent collections, which is impacted by the current and future economic conditions related to COVID-19.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for the acquisition of real estate-related securities, real estate and real estate-related assets and the payment of acquisition-related fees and expenses, operating expenses, distributions, redemptions and interest and principal on current and any future debt financings, including principal repayments of $142.8 million within the next 12 months. We expect to meet our short-term liquidity requirements through cash proceeds from real estate asset dispositions, net cash provided by operations and proceeds from the Secondary DRIP Offering, as well as secured or unsecured borrowings from banks and other lenders to finance our future acquisitions and loan originations. Operating cash flows are expected to increase as we complete future acquisitions. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months. Management intends to use the proceeds from the sale of its disposition of properties to, among other things, acquire additional high-quality net-lease properties and credit investments in furtherance of our investment objectives and for other general corporate purposes.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the acquisition of real estate-related securities, real estate and real estate-related assets and the payment of tenant improvements, acquisition-related fees and expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any current and future indebtedness. Generally, we expect to meet our long-term liquidity requirements through proceeds from cash flows from operations, borrowings on the credit facilities, proceeds from secured or unsecured borrowings from banks and other lenders, and proceeds raised pursuant to the Secondary DRIP Offering.

We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we have used, and may continue to use, other sources to fund distributions, as necessary, including borrowings on the Credit Facility and/or future borrowings on our unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offerings or debt financings will be used to fund acquisitions, loan originations, certain capital expenditures, repayments of outstanding debt or distributions and redemptions to our stockholders.

Contractual Obligations

As of June 30, 2020, we had debt outstanding with a carrying value of $1.7 billion and a weighted average interest rate of 3.3%. See Note 9 — Credit Facilities, Notes Payable and Repurchase Facility for certain terms of our debt outstanding.

Our contractual obligations as of June 30, 2020 were as follows (in thousands):

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments — fixed rate debt (2)	$507,447	$32,822	$310,968	$163,657	$—
Interest payments — fixed rate debt (3)	52,176	19,103	30,261	2,812	—
Principal payments — credit facilities (4)	1,131,500	110,000	885,000	136,500	—
Interest payments — credit facilities (4)	67,118	35,383	27,621	4,114	—
Principal payments — repurchase facility (5)	74,492	—	74,492	—	—
Interest payments — repurchase facility (5)	4,795	1,634	3,161	—	—

Total	$1,837,528	$198,942	$1,331,503	$307,083	$—

(1)	The table does not include amounts due to CMFT Management or its affiliates pursuant to our Management Agreement because such amounts are not fixed and determinable.
(2)

Principal payment amounts reflect actual payments based on the face amount of notes payable secured by our wholly-owned properties, which excludes the fair value adjustment, net of amortization, of mortgage notes assumed of $196,000 as of June 30, 2020.

(3)

As of June 30, 2020, we had $53.6 million of variable rate debt effectively fixed through the use of interest rate swap agreements. We used the effective interest rates fixed under our interest rate swap agreements to calculate the debt payment obligations in future periods.

(4)

As of June 30, 2020, the Term Loan outstanding totaled $885.0 million, $811.7 million of which is subject to interest rate swap agreements. As of June 30, 2020, the weighted average all-in interest rate for the Swapped Term Loan was 3.7%. The remaining $183.3 million outstanding under the Credit Facility had a weighted average interest rate of 1.8% as of June 30, 2020. As of June 30, 2020, the amounts outstanding under the Credit Securities Revolver totaled $136.5 million and had a weighted average interest rate of 2.0%.

(5)	As of June 30, 2020, the amounts outstanding under the Repurchase Facility totaled $74.5 million at a weighted average interest rate of 2.2%.

We expect to incur additional borrowings in the future to acquire additional properties and other real estate-related assets. There is no limitation on the amount we may borrow against any single improved property. Consistent with CMFT Management’s approach toward the moderate use of leverage, our Board has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. As of June 30, 2020, our ratio of debt to total gross assets net of gross intangible lease liabilities was 47.2% and our ratio of debt to the fair market value of our gross assets net of gross intangible lease liabilities was 46.8%. Fair market value is based on the estimated market value of our real estate assets as of December 31, 2019 that were used to determine our estimated per share NAV, and for those assets acquired from January 1, 2020 through June 30, 2020 is based on the purchase price.

Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as premiums or discounts, financing and issuance costs, and related accumulated amortization, less all cash and cash equivalents. As of June 30, 2020, our net debt leverage ratio, which is the ratio of net debt to total gross real estate and related assets net of gross intangible lease liabilities, was 38.0%.

The following table provides a reconciliation of the notes payable and credit facility, net balance, as reported on our condensed consolidated balance sheet, to net debt as of June 30, 2020 (dollar amounts in thousands):

Balance as of June 30, 2020
Credit facilities, notes payable and repurchase facility, net	$1,708,598
Deferred costs and net premiums (1)	4,841
Less: Cash and cash equivalents	(336,142)

Net debt	$1,377,297

Gross real estate and related assets, net (2)	$3,628,634

Net debt leverage ratio	38.0%

(1)	Deferred costs relate to mortgage notes payable and the term portion of the Credit Facility.
(2)

Net of gross intangible lease liabilities. Includes gross assets held for sale, real estate-related securities and loans held-for-investment principal balance, net of allowance for credit losses, of $614.2 million.

Cash Flow Analysis

Operating Activities. Net cash provided by operating activities decreased by $46.8 million for the six months ended June 30, 2020, as compared to the same period in 2019. The change was primarily due to lower net income after non-cash adjustments due to the disposition of 474 properties subsequent to June 30, 2019. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Investing Activities. Net cash used in investing activities increased by $292.8 million for the six months ended June 30, 2020, as compared to the same period in 2019. The increase was primarily due to the net investment in broadly syndicated loans totaling $404.9 million, offset by an increase in net proceeds from loans held-for-investment of $114.5 million during the six months ended June 30, 2020, compared to the same period in 2019.

Financing Activities. Net cash provided by financing activities increased by $213.9 million for the six months ended June 30, 2020, as compared to the same period in 2019. The change was primarily due to net proceeds on the credit facilities, notes payable and repurchase facility of $102.2 million during the six months ended June 30, 2020, compared to net repayments on the Credit Facility and notes payable of $97.7 million during the six months ended June 30, 2019, primarily as a result of entering into the Credit Securities Revolver and the Repurchase Facility subsequent to June 30, 2019.

Election as a REIT

We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2012. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).

If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost, unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying condensed consolidated financial statements.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 — Summary of Significant Accounting Policies. Additionally, as a result of our adoption of ASU 2016-13 during the six months ended June 30, 2020, we updated our critical accounting policies to include allowance for credit losses. For additional information on our allowance for credit losses, see Note 2 — Summary of Significant Accounting Policies. We consider our critical accounting policies to be the following:

•	Recoverability of Real Estate Assets; and

•	Allocation of Purchase Price of Real Estate Assets; and

•	Allowance for Credit Losses.

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate assets may not be recoverable. Impairment indicators that we consider include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, lease concessions and other factors, all of which are heightened concerns as a result of the economic impact caused by the COVID-19 outbreak; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. We continue to evaluate our portfolio to determine if anticipated holding periods for certain properties may materially differ from the initial intended holding periods for such properties, which could result in an impairment charge in the future.

Related-Party Transactions and Agreements

We have entered into agreements with CMFT Management or its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses of, CMFT Management or its affiliates such as acquisition and advisory fees and expenses, organization and offering costs, leasing fees and reimbursement of certain operating costs. See Note 12 — Related-Party Transactions and Arrangements for a discussion of the various related-party transactions, agreements and fees.

Conflicts of Interest

Richard S. Ressler, the chairman of our Board, chief executive officer and president, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, is the chairman of the board, chief executive officer and president of CCIT III and CIM Income NAV, a director of CCIT II and vice president of CMFT Management. One of our directors, Avraham Shemesh, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, serves as the chairman of the board of CCIT II and CCPT V and as a director of CCIT III and CIM Income NAV, and is president and treasurer of CMFT Management. One of our directors, Elaine Y. Wong, who is a principal of CIM, also serves as a director of CCIT II, CCPT V and CIM Income NAV. One of our independent directors, W. Brian Kretzmer, also serves as an independent director of CCIT III and CIM Income NAV. Another one of our independent directors, Howard A. Silver, also serves as an independent director of CCIT III. Nathan D. DeBacker, our chief financial officer and treasurer, who is also an officer of other real estate programs sponsored by CCO Group, is a vice president of CMFT Management and is an officer of certain of its affiliates. In addition, affiliates of CMFT Management act as an advisor to CCPT V, CCIT II, CCIT III and CIM Income NAV, all of which are public, non-listed REITs sponsored or operated by CCO Group. As such, there may be conflicts of interest where CMFT Management or its affiliates, while serving in the capacity as sponsor, general partner, officer, director, key personnel and/or advisor for CIM or another real estate program sponsored or operated by CIM or CCO Group, including other real estate offerings in registration, may be in conflict with us in connection with providing services to other real estate-related programs related to property acquisitions, property dispositions, and property management, among others. The compensation arrangements between affiliates of CMFT Management and these other real estate programs sponsored or operated by CCO Group could influence the advice provided to us. See “Parties to the CCIT III Merger — CIM Real Estate Finance Trust, Inc. — Conflicts of Interest and Allocation of Investment Opportunities” in the proxy statement/prospectus.

Off-Balance Sheet Arrangements

As of June 30, 2020 and December 31, 2019, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.